Form 20-F
period 2004-12-31
STRATABASE INC
filed 2005-04-25
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to ________________

                       Commission file number: 333-104670

                                 STRATABASE INC.
             (Exact name of Registrant as specified in its charter)

                                     Canada
                 (Jurisdiction of incorporation or organization)

                      Suite 101 - 34595 3rd Ave Abbotsford
                        British Columbia, Canada V2S 8B7
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                     Common Stock, par value $.001 per share
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 10,914,972 shares outstanding as of April 20, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_| Item 18 |X|

BASIS OF PRESENTATION

The financial results of Stratabase Inc. ("Stratabase" or "the Company") contained in this Form 20-F are reported in United States dollars and have been prepared in compliance with accounting principles generally accepted in the United States of America for the purposes of this annual report. In this annual report, all dollar amounts are expressed in United States dollars except where otherwise indicated.

FORWARD LOOKING INFORMATION

Certain statements in this annual report constitute "forward-looking statements." Stratabase has based these forward-looking statements on its current expectations, which are subject to known and unknown risks, uncertainties and assumptions. They include statements relating to future revenues, expenses and profitability, the future development and expected growth of Stratabase's business and the communications industry, Stratabase's ability to successfully execute its business model and business strategy, projected capital expenditures, and trends in government regulation.

Forward-looking statements can be identified by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially from those suggested by these forward-looking statements. In evaluating these statements, carefully consider the risks outlined under Item 3.

Key Information -- Risk Factors.

Although Stratabase believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Stratabase does not promise to update forward-looking information to reflect actual results or changes in assumptions.

                                TABLE OF CONTENTS

PART I                                                                                              1
Item 1. Identity of Directors, Senior Management and Advisors                                       1
Item 2. Offer Statistics and Expected Timetable                                                     1
Item 3. Key Information                                                                             1
    A. Selected Financial Data                                                                      1
    B. Capitalization and Indebtedness                                                              2
    C. Reasons for the offer and use of proceeds                                                    2
    D. Risk Factors                                                                                 2
Item 4. Information on Stratabase                                                                   7
    A. History and Development of Stratabase                                                        7
    B. Business Overview                                                                            8
    C. Organizational Structure                                                                    11
    D. Description of Property                                                                     11
Item 5. Operating and Financial Review and Prospects                                               11
    A. Operating Results                                                                           13
    B. Liquidity and Capital Resources                                                             16
    C. Research and Development, Patents and Licenses, etc                                         17
    D. Trend Information                                                                           17
    E. Off-balance sheet arrangements                                                              17
    F. Tabular disclosure of contractual obligations                                               17
Item 6. Directors, Senior Management and Employees                                                 18
    A. Directors and Senior Management                                                             18
    B. Compensation                                                                                19
    C. Board Practices                                                                             19
    D. Employees                                                                                   19
    E. Share Ownership                                                                             19
Item 7. Major Shareholders and Related Party Transactions                                          21
    A. Major Shareholders                                                                          21
    B. Related Party Transactions                                                                  21
    C. Interests of Experts and Counsel                                                            21
Item 8. Financial Information                                                                      21
    A.  Financial Statements and Other Financial Information                                       21
    B. Significant Changes                                                                         22
Item 9. The Offer and Listing                                                                      22
    A. Offer and Listing Details                                                                   22
    B. Plan of distribution                                                                        23
    C. Markets                                                                                     23
    D. Selling shareholders                                                                        23
    E. Dilution                                                                                    23
    F. Expenses of the issue                                                                       23
Item 10. Additional Information                                                                    23
    A. Share Capital                                                                               23
    B. Memorandum and Articles of Incorporation                                                    23
    C. Material Contracts                                                                          24
    D. Exchange Controls                                                                           24
    E. Taxation                                                                                    24
    F. Dividends and Paying Agents                                                                 27
    G. Statement by Experts                                                                        27
    H. Documents on Display                                                                        27
    I. Subsidiary Information                                                                      28
Item 11. Quantitative and Qualitative Disclosures About Market Risk                                28
Item 12. Description of Securities Other than Equity Securities                                    28
PART II                                                                                            29
Item 13. Defaults, Dividend Arrearages and Delinquencies                                           29
Item 14. Material Modifications to the Rights of Security Holders and  Use of Proceeds             29
Item 15. Controls and Procedures                                                                   29
Item 16. [Reserved]                                                                                29
    Item 16A. Audit Committee Financial Expert                                                     29
    Item 16B. Code of Ethics                                                                       29
    Item 16C. Principal Accountant Fees and Services                                               29
    Item 16D. Exemptions from the Listing Standards for Audit Committees                           30
    Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers               30
PART III                                                                                           30
Item 17. Financial Statements                                                                      30
Item 18. Financial Statements                                                                      30
Item 19. Exhibits                                                                                  31

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following sets forth selected financial information of Stratabase for the fiscal years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected financial information may not be indicative of Stratabase's future performance and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this annual report.


STATEMENT OF OPERATIONS DATA
(in U.S. dollars)


                                                                   STRATABASE
                                                            YEARS ENDED DECEMBER 31,

                                           2004         2003         2002         2001          2000
                                       ------------- ------------ ------------ ------------ --------------
  Revenues                             $          -  $     5,000  $   430,240  $ 2,360,452  $   1,313,579
  Cost of revenues                            8,415        2,669      324,012    1,607,102      1,060,311
  Gross margin                              (8,415)        2,331      106,228      753,350        253,268
  Research and development                  139,742      154,544      171,500            -              -
  General and administration                549,191      705,888      794,939      441,571        357,483
  Income (loss) from operations            (697,348)    (858,101)    (860,211)     311,779       (104,215)
  Other income (expense), net                 2,489     (169,175)      31,195      158,809          7,159
  Income tax expense                              -            -      (85,629)     (49,342)             -
  Net income (loss)                    $  (694,859)  $(1,027,276)  $ (914,645) $   421,246  $     (97,056)
  Net income (loss) per share:
  Basic income (loss) per share        $     (0.07)  $     (0.13)  $    (0.12) $      0.06  $       (0.02)
  Diluted income (loss) per share      $     (0.07)  $     (0.13)  $    (0.12) $      0.05  $       (0.02)
  Basic weighted average number of
   common shares outstanding
    (in millions)                             9.91          8.04         7.93         7.37           6.39
  Diluted weighted average number of
   common shares outstanding  (in
  millions)
                                               N/A           N/A          N/A         8.11            N/A

BALANCE SHEET DATA
(in U.S. Dollars)

                                                                   STRATABASE
                                                                  DECEMBER 31,

                                           2004         2003         2002         2001          2000
                                       ------------- ------------ ------------ ------------ --------------
  Cash and cash equivalents            $     52,187  $   509,180  $   134,093  $ 1,265,457  $     219,801
  Other current assets                        5,329       14,674      113,836       46,386        144,287
  Property and equipment, net                14,520       37,001       44,989       59,590         66,788
  Other assets, net                               -      243,701      690,120      675,027        146,281
  Total assets                         $     72,036  $   804,556  $   983,038  $ 2,046,460  $     577,157
  Current liabilities                  $     34,729  $    64,933  $    66,455  $   901,125  $     106,044
  Common stock                                9,915        9,915        8,034        7,719          6,654
  Other capital accounts                  2,558,090    2,565,547    1,717,112    1,031,534        779,623
  (Accumulated deficit) retained         (2,530,698)  (1,835,839)    (808,563)     106,082      (315,164)
  earnings
  Total liabilities and
  stockholders' equity                 $     72,036  $   804,556  $   983,038  $ 2,046,460  $     577,157


B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

An investment in Stratabase common shares involves certain risks. In evaluating us and our business, investors should carefully consider the following risk factors in addition to the other information included or incorporated by reference in this 20-F.

We have a going concern opinion from our auditors, indicating the possibility that we may not able to continue to operate.

For the years ended December 31, 2004, 2003 and 2002, we incurred net losses of $694,859, $1,027,276 and $914,645, respectively. The Company has yet to receive any revenues from sales of its new product line. These factors, among others, indicate that Stratabase may be unable to continue operations in the future as a going concern. These circumstances raise substantial doubt about our ability to continue as a going concern, as described in the explanatory paragraph to our independent auditors' report on our 2004 financial statements. The Company expects sales from its new product line to fund long-term operations and will be actively marketing its products during 2005. Management believes marketing and operating expenses will be financed during the first six months of 2005 through gross proceeds of $300,000 received from a private placement completed in February 2005. The Company expects to need an additional $300,000 to cover costs through the remainder of 2005. Such will be financed by additional equity issuances. There can be no assurance that management's plans to market its new products will be successful or that additional equity financing will be available on favourable terms. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should Stratabase be unable to continue as a going concern. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in Stratabase.

In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the stockholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to "Stratabase, Inc.," and continued to operate under the Canada Business Corporations Act and is no longer a Nevada corporation. The Company has never had any employees or operations in the U.S., and management believes the continuation to Canada accurately reflects the nature of its operations. Management of the Company believes that the continuation to Canada enables the Company to benefit from scientific research and development grants that are not available to non-Canadian corporations.

RISKS RELATING TO THE CONTINUANCE

We may owe additional U.S. taxes as a result of the conversion if our conclusions relating to the value of our assets are incorrect.

For U.S. tax purposes, when we continued the company in Canada in the third quarter of 2004, it was treated as though we sold all of our property and received the fair market value for those properties. We were taxed on any income or gains realized on that "sale." The fair market value of our assets was greater than our tax basis of our assets and as a result we had a taxable gain on the deemed "sale".

In connection with the continuation, we reviewed our assets, liabilities and paid-up capital and the extent of our losses carried forward and believe that we do not owe any U.S. federal income taxes as a result of the conversion/continuance. Accordingly, we believe that no U.S. taxes are owing as a result of the proposed conversion. It is possible that the facts on which we based our assumptions and conclusions may be challenged by the Internal Revenue Service. In particular, our determination of fair market value was based upon a valuation of our assets and liabilities as of September 30, 2002. The value was determined based upon the cash flows projected to be generated by our intangible assets, discounted at a rate representative of an appropriate rate of return for an alternative investment of equivalent risk. This discount rate was estimated to be 25%. Underlying the valuation were key estimates of management's projections of revenue and expenses for a six-year period which were based upon on further estimates and assumptions surrounding our cost structure, development of technology and continued market acceptance of our database products and pricing.

There are other valuation methodologies which, if employed, may have yielded a higher fair market value for our assets which would have resulted in a larger taxable gain. One such method is the "market capitalization method" where the implied value of our net assets is equal to the number of our common shares outstanding multiplied by the quoted market price of our common stock on the OTC Bulletin Board on the transaction date. Had the market capitalization method been applied, the valuation of our assets would have been substantially higher (as much as $9.6 million higher as of the September 30, 2002 valuation date) than the value determined using the discounted cash flow method and would have yielded significant taxable capital gains and taxes owing as a result of the continuance. Management assessed the two methods, but did not consider the "market capitalization method" an appropriate reflection of the value of our company as a whole. Our Company's common stock is quoted on the OTC Bulletin Board, has a small public float and is relatively thinly traded. Because of these factors, we considered the quoted market price of our stock to be an unreliable measure of the fair value of our net assets and accordingly sought a more appropriate measure of value.

The valuation may be challenged by the Internal Revenue Service ("IRS"). Should the IRS disagree with the valuation methodology we used or any of our assumptions, they could reassess the deemed proceeds on the continuance to a higher amount. We may not have tax losses carried forward from prior years sufficient to cover any adjustments to the taxable gain required upon assessment by federal tax authorities. Should our losses be insufficient, the tax liability to our company could be significant and we may not have the available cash at that time to settle the liability owing. Should we be unable to settle any such liability, we may have to cease operations in which case our stockholders would likely loose their investment in our company.

Management believes the methodology, estimates and assumptions are not only reasonable but the most appropriate in these circumstances. Hence, we did not apply to the federal tax authorities (the Internal Revenue Service in the United States and the Canada Customs and Revenue Agency in Canada) for a ruling on this matter and do not intend to do so. We have also made certain other assumptions regarding the tax treatment of this transaction in order to reach our conclusions and it may be possible for some of these assumptions to be interpreted in a different manner which would be less favorable to us. You should understand that it is possible that the federal tax authorities will not accept our valuations or positions and claim that we owe taxes as a result of this transaction.

RISKS RELATING TO STRATABASE

At December 31, 2004 the Company had $22,787 of working capital. On February 14, 2005 the Company received $300,000 from a private placement. Based on management's estimates, the proceeds from the private placement will be sufficient to fund operations for approximately six months. Management expects to begin marketing Relata during the first half of 2005 and expects Relata sales to fund the long-term needs of the Company. However, in the event that we require additional funding we anticipate that such funding will be in the form of equity financing from the sale of our common stock. However, we cannot provide investors with any assurance that we will be able to raise sufficient funding from the sale of our common stock to fund the Company. We believe that debt financing will not be an alternative for funding. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of Relata can be demonstrated. We do not have any arrangements in place for any future equity financing.

The stock price of our common shares may be volatile. In addition, demand in the United States for our shares may be decreased by the change in domicile.

The market price of our common shares may be subject to significant fluctuations in response to variations in results of operations and other factors.
Developments affecting the software industry generally, including general economic conditions and government regulation, could also have a significant impact on the market price for our shares. In addition, the stock market has experienced a high level of price and volume volatility. Market prices for the stock of many similar companies have experienced wide fluctuations which have not necessarily been related to the operating performance of such companies. These broad market fluctuations, which are beyond the control of Stratabase, could have a material adverse effect on the market price of our shares.

If we do not grow by generating sales of our products and services, we will never be able to achieve profitability.

For the year ended December 31, 2004 we had a net loss of $694,859. We anticipate losses from operations to continue as we market our new product. If revenues and spending levels are not adjusted accordingly, we may not generate sufficient revenues to achieve profitability. Even if profitability is achieved, we may not maintain or increase such profitability on a quarterly or annual basis in the future.

If we do not grow, we will probably not become profitable. However, if we grow, develop and increase the size of our business, the demands on our operational systems will also increase. We will be required to further develop our operational and financial systems and managerial controls and procedures. We will also then need to expand, train and manage a larger team of staff. We do not currently have the resources for this type of expansion and may not be successful in our expansion efforts. Accordingly, we may limit or even entirely negate our chances to be profitable if we do not grow or if we cannot manage our growth.

Although we initially experienced rapid growth, now that we have revised our business model it is possible we will not experience any further growth.

Although we experienced revenue growth during 2000 and 2001, we came to believe that the specific open-source software business model we were using would not result in substantial continued growth past that point. Therefore it was decided by management to change our business model to focus instead on proprietary software. This change will continue to place further demands on our operational and financial resources.

We may not be able to install and implement adequate operational and financial systems, procedures and controls in an efficient and timely manner, and our current or planned systems, procedures and controls may not be adequate to support our future operations. The difficulties associated with installing and implementing these new systems, procedures and controls may place a significant burden on our management and our internal resources. If we are unable to sell our proprietary software services and generate profitability, we may not be able to continue as a viable business entity.

Our chances of success will be diminished if we lose the services of our officers or if potential conflicts of interest between our business and our officers are not resolved in our favor.

We are highly dependent on the services provided by Mr. Trevor Newton, our Chairman of the Board, President, Secretary, Treasurer and Chief Operating and Executive Officer, and Mr. Fred Coombes, our Vice President of Corporate Development. Neither of these two individuals has an employment agreement with us nor do we have key-man life insurance on them. Since both may become active in other unrelated businesses, they may not devote their full-time to our affairs. This may cause conflicts of interest with our business in terms of time and business opportunities. These conflicts may not be resolved in our favor. Our business may be hurt if these conflicts are not resolved in our favor.

Since our expenses are paid for in Canadian dollars, an unfavorable currency exchange rate would increase our net loss or decrease our net income.

Our operations are located in Canada. Accordingly, the majority of our expenses are paid in Canadian dollars. We anticipate that most of our revenues will be received in US dollars. Accordingly, if the value of the Canadian dollar relative to the US dollar increases, then this could have a negative adverse effect on our financial condition by reducing our net income.

Our software may contain defects that may harm our reputation, be costly to correct, delay revenue and expose us to litigation.

Despite testing by us and our customers, errors may be found in our software after commencement of distribution. If errors are discovered, we may not be able to successfully correct them in a timely manner or at all. Errors and failures in our software could result in a loss of, or delay in, market acceptance of our software and the associated services that we sell to our customers and could damage our reputation and our ability to convince users of the benefits of our software. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. If our software fails, our customers' systems may fail and they may assert claims for substantial damages against us. In addition, our insurance policies may not adequately limit our exposure with respect to this type of claim. A software liability claim, even if unsuccessful, could be costly and time consuming. Claims related to the occurrence or discovery of these types of errors or failures could result in a decrease in sales and an increase in costs to remedy the failures in our software.

We may be sued as a result of information retrieved from our website. On our website we publish corporate information, sales material, software downloads, limited general industry information, investor relations material and technical support information. We may be subjected to claims for defamation, negligence, copyright or trademark infringement or other claims relating to the information we publish on our website. These types of claims have been brought, sometimes successfully, against online services in the past. We could also be subjected to claims based on content that is accessible from our website through links to other websites. Our insurance may not adequately protect us against these types of claims. Any lawsuit against us would result in a diversion of our resources from focusing on implementing our business plan.

Our securities are referred to as "penny stocks" which are not perceived favorably in the market place.

The SEC has adopted regulations which generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Our securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with a net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must:

o make a special suitability determination for the purchase of such securities;

o have received the purchaser's written consent to the transaction prior to the purchase;

o deliver to the purchaser, prior to the transaction, a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market;

o disclose to the purchaser the commission payable to the broker-dealer and the registered representative;

o        provide the purchaser with current quotations for the securities;

o if he is the sole market maker, disclose that fact to the purchaser and his presumed control over the market; and

o provide the purchaser with monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities in the market.

RISKS RELATING TO OUR STRATEGY AND OUR INDUSTRY

Since we face intense competition from other software and service suppliers, and new competitors may enter our markets easily, we may not be able to overcome the competition.

The market for Knowledge Worker Automation software, which includes Enterprise and Customer Relationship Management software and services, is new, rapidly evolving and intensely competitive. We expect competition to persist and intensify in the future. We estimate that there are currently over 5,000 private and public suppliers of Enterprise and Customer Relationship Management software solutions worldwide and expect this number to grow. In addition, there are a number of companies with large customer bases and greater financial resources and name recognition, such as Oracle and Microsoft, which have increased their presence in the market for Enterprise and Customer Relationship Management software systems and services. These companies may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies, and offer more attractive terms to their customers than we can.

Furthermore, barriers to entry are minimal. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. These companies may be able to leverage their existing service organizations and provide higher levels of support on a more cost-effective basis than we can. If we are not able to compete successfully with current or future competitors, our business, operating results and financial condition will be materially adversely affected.

If we do not succeed in the marketing of our products and services, we may not generate a sufficient amount of sales to ever generate profits.

We cannot be certain that customers will want to purchase our products or engage our services. We also cannot be certain that we can attract or retain a sufficient number of the highly qualified services personnel that the expansion of our business will need. In addition, this change in our business model has required, and will continue to require, significant additional expenses and development, financial and operational resources. These additional resources will place further demands on our financial and operational resources and may make it more difficult for us to achieve and maintain profitability.

We may enter into business combinations and strategic alliances which will present us with additional challenges.

We may expand our operations or market presence by entering into business combinations, investments, joint ventures or other strategic alliances with other companies. Any such transactions may create risks such as:

- difficulty assimilating the operations, technology and personnel of the combined companies;
-        disruption of our ongoing business;
-        problems retaining key technical and managerial personnel;
- one-time in-process research and development charges and ongoing expenses associated with amortization of goodwill and other purchased intangible assets;
-        potential dilution to our stockholders;
-        additional operating losses and expenses of acquired businesses; and
- impairment of relationships with existing employees, customers and business partners.

Our inability to address these risks could result in not generating sufficient revenue to achieve profitability.

Competition for skilled technical personnel in our industry is intense and our business could suffer if we can not retain our employees or attract new ones.

Our future performance also depends upon our ability to attract and retain highly qualified programming, technical, marketing and managerial personnel.

There is intense competition for skilled personnel, particularly in the field of software engineering. If we do not succeed in retaining our personnel or in attracting new employees, our business could suffer significantly.

In order to keep up with technological advances, we may have to incur additional costs to modify our services or infrastructure.

Our market is characterized by rapidly changing technologies, evolving industry standards, frequent new service introductions and changing customer demands. To be successful, we must adapt to a rapidly evolving market by continually enhancing our infrastructure, content, information and services to fulfill our users' needs. We could incur additional costs if it becomes necessary to modify services or infrastructure in order to adapt to these or other changes affecting providers of Internet services. If we have to incur such additional costs, or if we cannot adapt to changes in the marketplace, our net income will be directly adversely affected.

If we do not improve our sales force, we may not generate revenues or become profitable.

Since eliminating our second office we have lost the services of our two salespeople. Currently we do not have any dedicated fulltime salespeople and are looking to find suitable replacements. We do not have current relationships with outside sales personnel or distributors. In order to grow, we must develop an effective sales capability. Our ability to do so successfully involves a number of factors. They include the competition in hiring and retaining suitable personnel, our ability to integrate and motivate personnel and the length of time it takes for new personnel to become effective. While we intend to market our products and services via direct mail advertising and the Internet, there is no assurance that these marketing efforts will be successful. Our failure to develop and maintain an effective sales infrastructure would have a negative effect upon our business prospects as we will not be able to generate a sufficient amount of sales.

ITEM 4. INFORMATION ON STRATABASE

A. HISTORY AND DEVELOPMENT OF STRATABASE

Stratabase was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. Our headquarters are located at 34595 3rd Avenue, Suite 101, Abbotsford, BC, V2S.8B7, Canada. The telephone number is
(604) 504-5811.

We are presently incorporated under the Canada Business Corporations Act. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to "Stratabase, Inc.," and continued to operate under the Canada Business Corporations Act. "Continuance" is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the Canada Business Corporations Act, if the laws of its home jurisdiction allow for it and a resolution authorizing the continuance is approved by 66 2/3% of the company's shareholders, the company may be "continued" as a Canadian corporation by filing of Articles of Continuance with the Director under the Canada Business Corporations Act. Under the corporate law of Nevada, this process is treated as a conversion of the outstanding shares of a Nevada company to shares of a Canadian company. The business and operations of Stratabase following the conversion were identical in most respects to our current business, except that we will no longer be subject to the corporate laws of the State of Nevada but are subject to the Canada Business Corporations Act. The Canadian company is liable for all the debts and obligations of the Nevada company, and the officers and directors of the company are the officers and directors of Stratabase. On August 17, 2004, Stratabase filed a Form 8-A with the SEC registering its securities under Section 12(g) of the Securities Act of 1933.

We had developed software which was designed to allow users to interface with and manage databases and customer relationships. However, we did not charge users for the use of our software. We expected that by giving the software away for free and making it open source, the users would want to buy our databases of sales leads and mailing lists. Our model also expected that these users would want us to provide technical services to customize and improve the quality of the databases we sold.

Currently we no longer support open source software, but rather have developed proprietary software. Our proprietary software is called 'Relata', and will be offered to users on a free trial basis for 1 month, and thereafter will be billed at $50 per user per month. The software was released in a beta-version in June 2003 and the final version will be marketed in 2005. Since the initial beta-version, release, the Company has made significant changes to Relata. To date the software has not generated any revenue. Since eliminating our second office we have lost the services of our two salespeople who were selling custom database and technical services. Currently we do not have dedicated salespeople to sell custom database and technical services. We are looking to find suitable replacements

For the three-year period ending December 31, 2004, the Company has expended a total of $5,463 on office and computer equipment and $155,775 on the acquisition of databases and domain names. The only other investing activity in the three-year period ended December 31, 2004 was $150,000 advanced to an unrelated party in 2002. The loan was recorded as a note receivable. Due to concerns over the collectibility of the note, the total amount of the note along with accrued interest was written off at December 31, 2003. The Company has filed suit against the debtor in an attempt to recover the total amount owing at April 30, 2003 of $171,206 (plus interest accruing from the date of the default). The
Company does not have any capital expenditures currently in progress. All capital activity has previously been undertaken in Canada.

B. BUSINESS OVERVIEW

Stratabase  is a provider of Knowledge  Worker  Automation  software.  Knowledge
Worker Automation (KWA) software, of which Enterprise and CRM software are components, is designed to allow enterprises to improve the efficiency of knowledge workers. The KWA software we have produced consists of web-based software tools. These tools allow enterprises to manage relationships and contacts, administer and organize time allocations, collaborate with others, manage data, automate communications and productivity reporting, and conduct data synchronization.

We have developed both proprietary and open source software. Although in the past we have focused predominantly on developing open source code software, we have altered our direction to focus on proprietary software development.

It was originally thought by management that the demand for open source software would increase significantly over time, and that open source software developers would realize significant revenue from associated service contracts. While this has indeed happened over the last four years in the software industry, we have seen much of the anticipated service revenues go to established service contractors such as the likes of IBM, and not to small companies like us. Therefore it was determined by management that we can extract more value from our software by keeping it proprietary, and offering it on a subscription basis as a hosted solution.

We previously generated revenues by selling databases of sales leads and mailing lists, and providing technical services aimed to customize and improve the quality of the databases we sold. Such technical services and customization substantially occurred prior to sale of databases. Our open source software was designed to allow users to interface with and manage these databases, and customer relationships. It was the expectation of management that by giving the software away for free and making it open source, we would create demand for our database and technical services.

Specifically, in 2001 and 2002, when we employed this open source business model, 89% and 91%, respectively, of our revenues related to the provision of databases to our customers and 11% and 9%, respectively, related to the provision of technical and hardware services. However, the magnitude of these revenues was not sufficient to generate the level of shareholder value that management feels is expected by its shareholders. Therefore the decision was made by management to alter Stratabase's business model to focus on proprietary software and cease selling databases. Therefore, we are no longer supporting open source code software. We have not yet begun selling our proprietary software. However we did release the first phase of our proprietary software (the software is called "Resync") in the last quarter of 2002 and continue to offer it for free. Resync is downloaded approximately 1,000 times per month and is designed to allow the migration of data between the several of the leading applications and devices currently on the market. We do not know whether we will be able to generate any revenue from Resync.

In June 2003 we released a beta-version of the second phase of our proprietary software (the software is called "Relata"). Approximately 2,500 users have already signed up for a free trial use of Relata. We have not derived any revenue to date from our proprietary products. Although we intend to generate sales of Relata by using direct mail advertising and the Internet, there is no assurance that we will be successful. With the closing of our second office we lost the services of our entire sales force, and therefore have not had an active sales staff to sell our database services. Although we expect to rebuild our sales staff in this area, we have not yet found suitable personnel for these positions.

Subsequent to the release of the beta-version of Relata, we changed our focus for Relata from customer relationship management to knowledge worker automation. As a result, Relata was redesigned so that it could be used to improve the productivity of individuals and workgroups. In particular, a completely new front-end was developed and several new modules were added. Relata has been designed for use with Resync.

Stratabase was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. On August 17, 2004 the company completed the process of becoming a Canadian company. For the period from inception to December 31, 1999, we operated in the development stage. Substantially all activity during this period through 1999 was devoted to the raising of equity capital and development of our long-term business model, up until the completion of our initial public offering in February 2000.

OUR FOCUS

We engineer Knowledge Worker Automation (KWA) software, of which Enterprise and CRM software are components. The KWA software we have produced consists of web-based software tools. These tools allow enterprises to manage relationships and contacts, administer and organize time allocations, collaborate with others, manage data, automate communications and productivity reporting, and conduct data synchronization.

The software we have developed is:

- mostly web-based, meaning that it can be accessed through a standard web browser;
-        designed  to  appeal  to the  needs of  enterprises  with  hundreds  of potential  users:
- adaptable, meaning that users can modify the functionality by establishing preferences;
- functionally reliable, as bug reports and performance statistics are regularly monitored by our programming staff.

In addition to developing this KWA software, we have developed extensive written documentation and user support materials. Our programming staff has prepared a manual and other documentation that describes the features of our software and advises the user on how best to utilize these features. Our staff monitors on a daily basis the technical support inquiries and bug reports, and to a lesser extent the software performance statistics, in order to ensure the software is functionally reliable.

CORE PRODUCTS AND SERVICES

We have not yet begun selling our proprietary software. However we did release the first phase of our proprietary software (the software is called "Resync") in Q4 2002, but we are offering it as a free trial version for now. We do not know whether we will be able to generate any revenue from Resync. We are currently preparing to begin marketing the second phase of our proprietary software (the software is called "Relata"). Although we plan to offer it as a hosted solution, and charge users on a monthly basis for access to it, we do not know whether we will be able to generate any revenue from this product. It is the current intention of management to begin marketing Relata in 2005.

It is the intention of management to market Relata using direct mail and internet advertising. However, we do not know if these methods of marketing Relata will successfully generate any sales. The Company did not have any revenue in 2004. During 2003, the Company had one sale for $5,000 to a customer in the United States and in 2002 sales totaled $430,240 of which $392,730 were in the United States and $37,510 were in Canada. The majority of the revenue from 2003 and 2002 related to the sale of customized databases. We have not derived any revenue to date from our Relata proprietary software.

Relata is designed to facilitate automation of specific knowledge worker tasks, including, but not limited to, contact management, account management, outcomes management, activities management, logging and document and file management and basic group communication. All these activities are within the context of a shared environment in a hosted setting which is accessible through a web-browser. The Company's principal market will be North America and the main customer target base will be customers who need to track customer contacts. The software industry does not require the use of a significant amount of raw materials and the business in general is not seasonal. The Company is not subject to any significant governmental regulation other than those governing the general operation of a business.

In the past we have utilized a business model built around the open source software we have developed. Historically we have generated revenues by selling databases of sales leads and mailing lists, and providing technical services aimed to customize and improve the quality of the databases we sold; our open source software was designed to allow users to interface with and manage these databases, and customer relationships. The model hypothesized that by giving the software away for free and making it open source, demand would be created for our database and technical services. Customers who purchased databases from us were not required to use our open source software. However it was easier to manage and interface with these databases by using our open source software, particularly when the databases were very large. . However, with the closing of our second office we lost the services of two of our salespeople, and therefore have not had an active sales staff to sell our database and technical services. The Company does not expect to begin selling databases again in the future.

COMPETITION

In the broader market for Knowledge Worker Automation software, which includes Enterprise and CRM software, there are a large number of well-established companies that have significantly greater financial resources, larger development staffs and more extensive marketing and distribution capabilities than we do. These competitors include thousands of established software vendors, some of them very large, including the likes of Microsoft and Siebel Systems, and some of them much smaller, such as Pivotal, Hummingbird and Documentum. The market for this software is broad and covers many aspects of enterprise computing. Many of these competitors are well positioned vendors who have established and stable customer bases and continue to attract new customers. Most of these companies are larger and more experienced organizations than we are. In addition, we face potential competition from many companies with larger customer bases, greater financial resources and stronger name recognition than we have.

Software markets are seldom characterized by traditional barriers to entry that are found in many traditional markets. Accordingly, new competitors or alliances among competitors can emerge and rapidly acquire significant market share.

We believe that the major factors affecting the competitive landscape for our software and related services include:

- name and reputation of software and service provider; - product performance and functionality; - strength of relationships in the software community; - availability of user applications; - ease of use; - networking capability; - breadth of hardware compatibility; - quality of related services; - distribution strength; and - alliances with industry partners.

Although we believe that we will compete favorably with many of our competitors in a number of respects, including product performance and functionality and the fact that our product will be offered as a hosted and web-based service, we believe that many of our competitors enjoy greater name recognition, have software which has more features than our software does, have superior distribution capabilities and offer more extensive support services than we currently do. In addition, there are significantly more applications available for competing software solutions, than there are for ours. An integral part of our strategy in the future, however, is to address these shortcomings by, among other things, offering our software as a hosted and entirely web-based solution; providing more services to our clients that have high associated margins; and, enhancing the software's functionality.

INTELLECTUAL PROPERTY

The software we have developed falls into two categories: proprietary and open source.

The proprietary software we have developed is the exclusive property of Stratabase, and we retain all copyright and ownership of this intellectual property.

The open source software we have developed has been made available for licensing under the GNU General Public License (GPL), pursuant to which anyone, generally, may copy, modify and distribute the software, subject only to the restriction that any resulting or derivative work is made available to the public under the same terms. Therefore, although we retain the copyrights to the code, due to the GPL and the open source nature of our software, the intellectual property contained within the software does not belong to us, or to anyone else. That is the nature of open source software. However, we do enter into confidentiality and nondisclosure agreements with our employees and consultants.

We are pursuing registration of the Stratabase and Relata trademarks in the U.S. However we may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our trademark rights. Although we have begun the registration process of our trademarks in the U.S., it is not yet complete. Additionally, we do not have any assurances that the trademark applications will be successful. Failure to adequately protect our trademark rights could harm or even destroy the Stratabase brand and impair our ability to compete effectively. The value to creating market awareness of the Stratabase and Relata marks will be diminished if we cannot protect the name. Furthermore, defending or enforcing our trademark rights could result in the expenditure of significant financial and managerial resources.

Although we do not believe that our business infringes on the rights of third parties, there can be no assurance that third parties will not assert infringement claims against us in the future or that any such assertion will not result in costly litigation or require us to obtain a license to third party intellectual rights. In addition, there can be no assurance that such licenses will be available on reasonable terms or at all.

C. ORGANIZATIONAL STRUCTURE

The Company is not part of a group and has no subsidiaries.

D. DESCRIPTION OF PROPERTY

We do not own any real property. Our offices are approximately 2,000 square feet located at 34595 3rd Avenue, #101, Abbotsford, B.C., V2S.8B7, Canada. The office is leased for a two-year lease that commenced on February 1, 2001. The lease was renewed for an additional twelve month period and, upon expiry in 2004, continues on a month-to-month basis. The monthly rent is approximately $1,350. We believe that the facilities will be adequate for the foreseeable future. All costs described in this section are stated in U.S. dollars as converted from Canadian dollars. Accordingly, the costs may vary to some degree with the currency exchange rate.

We leased a Bandwidth/Connectivity (fiber optic line) from Telus Corp. in British Columbia. It was the subject of a three-year agreement which commenced on February 1, 2001, and called for a monthly fee of CDN $1,000. The lease terminated December 31, 2003 and we currently have a monthly agreement for high-speed ADSL internet access.

Additionally, we pay an annual premium of approximately $1,500 for a one year term comprehensive general liability insurance policy with the following coverage: (i) general liability - $1,400,000; (ii) database - $150,000; (iii) hardware - $125,000; and (iv) Flood/Earthquake - $185,000. (Figures are converted from Canadian dollars).

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended December 31, 2004, 2003, 2002. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

CRITICAL ACCOUNTING POLICIES:

The Company's discussion and analysis of its financial condition and results of operations are based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, inventories, long-lived assets, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements:

On April 30, 2003, our note receivable from ACT came due and was not repaid. Senior management of ACT has advised us that steps are being taken to settle the outstanding note receivable in full. Management has considered the likelihood of full collection of principal and interest in light of the plans laid out by ACT and has recorded a provision for impairment in its Statement of Operations for the $150,000 principal amount and $21,206 of unpaid interest to December 31, 2002. The Company is pursuing ACT for full collection of the amount outstanding, but at this time the ultimate amount recoverable and the timing is indeterminable. Any subsequent recovery will be recorded in the period it occurs.

We account for impairment of long-lived assets, which include property and equipment, databases and domain names, in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment review is performed quarterly or whenever a change in condition occurs which indicates that the carrying amounts of assets may not be recoverable. Such changes may include changes in our business strategies and plans, which occurred during 2002 when we changed our business focus to the development of proprietary software. We are proceeding well toward the completion of our development and expected launch of our new software in 2005. In conducting our impairment analyses, we largely utilized information from independent valuation obtained in connection with our plans to move to Canada. The impairment analysis employed involved assumptions concerning the remaining useful lives of our databases and domain names (the majority being 1-2 years), interest and discount rates, growth projections and other assumptions of future business conditions and estimated proceeds on disposal should we plan to sell the databases and domain names. The assumptions employed were based on our judgment using internal and external data.

Based on our review, no impairment adjustment was considered necessary at December 31, 2003 or 2002. At December 31, 2004, all of the databases and domain names had been fully amortized. The estimated useful life of the long-lived assets was assessed by management for each period. The determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in our strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets.

Software development costs are charged to expense until criteria for capitalization under Statement of Position ("SOP) 98-1 are met. Capitalization will commence when it becomes probable that the project will be completed, the software will be used to perform the function intended and there is reasonable assurance as to future cash flows resulting from the Company's proprietary software. We have not previously generated revenue from sales of proprietary software products. To date, cash flow constraints resulted in the timeframe for completion of the project being lengthy. Due to uncertainty regarding the project completion and cash flow to be generated from the proprietary software, all expenditures relating to the project have been charged to expense as incurred. At such point in time that such uncertainty disappears, costs will be capitalized until such time that the proprietary software is substantially complete and ready for its intended use.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS:

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after December 31, 2005.

The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

The implementation of this new standard is not expected to have a material effect on the Company's financial statements.

A. OPERATING RESULTS

The following table sets forth the audited consolidated statement of operations data for Stratabase for the fiscal years indicated:

                                                   STRATABASE
                                             YEARS ENDED DECEMBER 31

                                     2004             2003             2002
Revenues                              $     -        $  5,000      $   430,240
Cost of revenues                        8,415           2,669          324,012
Gross margin                          (8,415)           2,331          106,228
Research and development              139,742         154,544          171,500
General and administration            549,191         705,888          794,939

Loss from operations                (697,348)       (858,101)        (860,211)
Other income (expense), net             2,489       (169,175)           31,195
Income tax expense                          -               -         (85,629)
Net loss                         $  (694,859)    $(1,027,276)      $ (914,645)
Net loss per share:
 Basic and diluted                $  (0.07 )        $  (0.13)        $  (0.12)
Weighted average number of              9.91             8.04             7.93
  common shares outstanding
  (in millions)


YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003:

RESULTS OF OPERATIONS

During the year ended December 31, 2004, we incurred a net loss of $694,859 compared to a net loss of $1,027,276 for the year ended December 31, 2003. Our loss for the current year has decreased substantially over 2003 due to the change in our business such that we have minimized our work force and shut down operations located in Vancouver. Also included in the loss for the twelve months ended December 31, 2003 is a $171,206 provision for impairment against amounts lent (and unpaid interest) to Advanced Cell Technology ("ACT"). Our proprietary software was only issued at the end of June 2003 and we have not derived revenue from it to date. Although we have reduced our monthly operational expenses, we have continued to realize net losses due to the lack of sales from our proprietary software.

REVENUES

We did not have any revenues for the twelve month periods ended December 31, 2004 while we had revenue of $5,000 for the prior twelve month period ended December 31, 2003. Our Relata proprietary software was only issued in beta-version at the end of June 2003 and we have not derived revenue from it to date. Although we have reduced our monthly operational expenses, we have continued to realize net losses due to the lack of sales from our proprietary software. Development of our new proprietary software products had taken longer than expected. Also, with the closing of our second office we lost the services of two of our salespeople, and therefore have not had an active sales staff to sell our database services. Although we expect to rebuild our sales staff in this area, we have not yet found suitable personnel for these positions. We have not derived any revenue to date from our proprietary products.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2004 was $8,415 as we wrote-off all of our remaining inventory. Cost of revenue for the year ended December 31, 2003 was $2,669 (including an inventory write-down of $1,683)
for our only sale in 2003.

RESEARCH AND DEVELOPMENT EXPENSES

During the year period ended December 31, 2004, we incurred $139,742 in research and development costs pertaining to the development of our new proprietary software. For the 2003, we incurred $154,544. The decrease in 2004 is primarily related to an approximate $11,700 decrease in research and development salaries and wages paid in 2004 compared to 2003. Research and development in both years related to the development of our proprietary software for future sale. Such costs in 2004 and 2003 substantially consist of salaries and wages for our development staff.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative (G&A) expenses for 2004 were $549,191 as compared to $705,888 for the prior year. G&A costs for the current period largely consist of depreciation and amortization of databases and domain names, accounting and professional fees, and salaries and wages. The decline in G&A expenses from 2004 to 2003 is largely attributable to the change of sales focus that resulted in a sharp decline in revenues in 2003 that led to a reduction in general monthly overhead in order to preserve cash. As well, we our professional fees were higher in 2003 due to the initial filing of our registration statement in connection with our continuation into Canada.

INTEREST AND OTHER INCOME (EXPENSE)

Interest and other income (expense) decreased from a net expense of $169,175 for the year ended December 31, 2003 to $2,489 in income for the current twelve months. Amounts for 2003 largely reflect the provision for a loan impairment of $171,206 while the current period relates to interest earned. Our loan to ACT came due on April 30, 2003 without payment or settlement. We have discussed this matter with ACT management who have indicated that steps are being taken to finance their company and repay outstanding loans made by our company and others. However, due to uncertainty as to the amount and timing of collection, we have recognized in 2003 a provision for impairment of this loan in the amount of $171,206. We are pursuing ACT for full collection of the amount outstanding. Any subsequent recovery will be recorded in the period it occurs. The loan continues to accrue interest at 20% per annum. However, we are no longer recognizing interest income on the loan in our financial statements until such time that recoverability of such interest is deemed likely.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002:

RESULTS OF OPERATIONS

During the year ended December 31, 2003, we incurred a net loss of $1,027,276 compared to a net loss of $914,645 for the comparative period in 2002. Our net loss for 2003 increased over 2002 due to the change in our business such that only minimal revenue has been recognized to date in 2003 whereas $430,240 was recognized in 2002. Also included in the loss for the year ended December 31, 2003 is a $171,206 provision for impairment against amounts lent (and unpaid interest) to Advanced Cell Technology ("ACT"). Our proprietary software was only issued at the end of June 2003 and we have not derived revenue from it to date. Although we have reduced our monthly operational expenses, we have continued to realize net losses due to the lack of sales from our proprietary software.

REVENUES

Revenues for the year ended December 31, 2003 were $ 5,000, compared to revenues of $430,240 for the year ended December 31, 2002. Our Relata proprietary software was only issued in beta-version at the end of June 2003 and we have not derived revenue from it to date. Although we have reduced our monthly operational expenses, we have continued to realize net losses due to the lack of sales from our proprietary software. Development of our new proprietary software products had taken longer than expected; also, with the closing of our second office we lost the services of two of our salespeople, and therefore have not had an active sales staff to sell our database services. Although we expect to rebuild our sales staff in this area, we have not yet found suitable personnel for these positions. We have not derived any revenue to date from our proprietary products.

COST OF REVENUE

Cost of revenue for the year ended December 31, 2003 was $2,669 (including an inventory write-down of $1,683) for our only sale in 2003 as compared to $324,012 for the year ended December 31, 2002 when there was sales activity. In the prior year, significant costs were incurred for programming wages, media costs and renting databases. Over the past year, we have reduced our non-core workforce and closed one of our offices in order to reduce expenses.

RESEARCH AND DEVELOPMENT EXPENSES

During the year ended December 31, 2003, we incurred $154,544 in research and development ("R&D") costs pertaining to the development of our new proprietary software, as compared to $171,500 for the year ended December 31, 2002. Such costs in 2003 substantially consisted of salaries and wages for our development staff. The decrease over the prior year is due to the reduction of our research and development staff.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative (G&A) expenses for the years ended December 31, 2003 and 2002 were $705,888 and $794,939, respectively. The decline in G&A expenses from 2002 to 2003 is largely attributable to $255,750 of stock option compensation being recorded in 2002 for options granted in 2002 whereas no stock options were granted and no stock option compensation recognized in 2003. Additionally, due to the change of sales focus that resulted in a sharp decline in revenues in 2003, we have reduced general monthly overhead in order to preserve cash. This was offset by increases in certain 2003 G&A expenses including professional fees associated with compliance with Sarbanes-Oxley Act rules and the preparation of our S-4 Registration Statement regarding our company's continuation into Canada.

INTEREST AND OTHER INCOME (EXPENSE)

Interest income expense changed from $31,195 for the year ended December 31, 2002 to $2,031 for the year ended December 31, 2003. Amounts for 2002 largely reflect the interest earned on interest-bearing investments consisting of the 20% annual interest rate attached to our $150,000 loan to Advanced Cell Technology ("ACT") made in the second quarter of 2002. Our loan to ACT came due on April 30, 2003 without payment or settlement. We have discussed this matter with ACT management who have indicated that steps are being taken to finance their company and repay outstanding loans made by our company and others. However, due to uncertainty as to the amount and timing of collection, we have recognized in 2003 a provision for impairment of this loan in the amount of $171,206. We are pursuing ACT for full collection of the amount outstanding. Any subsequent recovery will be recorded in the period it occurs. The loan continues to accrue interest at 20% per annum; however, subsequent to December 31, 2002 we are no longer recognizing interest income on the loan in our financial statements until such time that recoverability of such interest is deemed likely.

INCOME TAXES

The provision for income tax was $nil for the years ended December 31, 2004 and 2003, as compared to $85,629 for 2002. The 2002 provision largely consisted of $90,321 being recognized as tax expense in respect of stock option compensation, the deduction benefit of which was recognized as additional paid-in capital. Additionally, a loss-carryback was claimed in 2002 in the amount of approximately $50,000. This was claimed to recover taxes previously paid and was received during 2003. This recovery was offset by an additional valuation allowance provided against previously recognized deferred tax assets.

During 2003, all deferred tax assets were fully offset by the valuation allowance.

B. LIQUIDITY AND CAPITAL RESOURCES

(IN U.S. DOLLARS)                            AS AT DECEMBER 31,
                                    2004            2003            2002
Cash and cash equivalents         $ 52,187      $ 509,180        $  134,093
Working capital                     22,787        458,921           181,474
Net cash provided by (used in)
     Operating activities        (446,700)      (472,987)       (1,165,026)
     Investing activities          (2,836)        (2,242)         (306,160)
     Financing activities                -        860,016           344,000

As of December 31, 2004, we had $52,187 in cash, a decrease of 456,993 from December 31, 2003. The decrease in cash is substantially due to continued operating losses. Losses from operations are expected to continue in the future as we shift our revenue model to marketing our new Relata proprietary software. If revenues and spending levels are not adjusted accordingly, we may not generate sufficient revenues to achieve profitability. Management believes marketing and operating expenses will be financed in during the first six months of 2005 through the proceeds of $300,000 received from a private placement completed in February 2005. Even if profitability is achieved, we may not maintain or increase such profitability on a quarterly or annual basis in the future. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2004 was $446,700 compared to $472,987 during the year ended December 31, 2003. Although the net loss in 2003 ($1,027,276) was higher than in 2004 ($694,859), we used less cash on operations in the current year largely due to two non-cash items. In 2003, we had a provision for loan impairment of $171,206 related to the loan to ACT. In addition, amortization expense relating to our investment in acquired databases and domain names, and other property and equipment decreased from $303,923 in 2003 to $269,018 in 2004 The other significant factor was that unlike 2004, recoverable taxes of $62,844 were recognized in 2003.

In 2004, we purchased $2,836 of computer equipment. During the year ended December 31, 2003, we made purchases of domain names totaling $1,014 and computer equipment of $1,228. There were no financing activities in 2004 while in 2003 we completed a private placement for proceeds of $860,016.

We have no long-term debt. We have reduced our expenses by downsizing staff and closing one of our offices in 2003. We believe that our available cash, together with future revenues, will be sufficient to fund our working capital requirements for the first six months of 2005. We further believe that we can generate sufficient liquidity through future sales and our current working capital to carry out our operational activities. We have no long-term employment contracts and can further reduce our work-force, as necessary, if revenues are not sufficient to support our existing operations or until additional funding can be obtained. Since we currently only have three people employed, any significant further reductions in our work force may directly negatively affect our operations. For example, if we dismiss an engineer, new product development may be delayed.

The Company expects sales from its new product line to fund long-term operations and will be actively marketing its products during 2005. Management believes marketing and operating expenses will be financed over the first six months of 2005 through $300,000 of proceeds from private placement completed in February 2005. Notwithstanding, we cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of Relata can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

GOING CONCERN CONSIDERATION

Our activities historically have been supported by available cash on hand and revenues generated from the sales of our products and services. As indicated in the accompanying balance sheet, at December 31, 2004 we had $52,187 in cash and after $29,400 of current liabilities (net of certain other current assets) had $22,787 in working capital. We estimate that our cash expenditures over the next twelve months to be approximately $40,000 per month. These factors, among others, indicate that Stratabase may be unable to continue operations in the future as a going concern. The Company expects sales from its new product line to fund long-term operations and will be actively marketing its products during 2005. Management believes marketing and operating expenses will be financed during the first six months of 2005 through proceeds of $300,000 received from a private placement completed in February 2005. The Company expects to need an additional $300,000 to cover costs through the remainder of 2005. Such will be financed by additional equity issuances. There can be no assurance that management's plans to market its new products will be successful or that additional equity financing will be available on favourable terms. No adjustment has been made in the accompanying financial statements to the amounts and classification of assets and liabilities which could result should Stratabase be unable to continue as a going concern.

There is substantial doubt about our ability to continue as a going concern as we have refocused our business model on our proprietary software and it has only recently been released in beta-form and we have generated no revenue from it to date. As a result we have incurred recurring operating losses. Accordingly, our independent auditors included an explanatory paragraph in their report on the December 31, 2004 financial statements regarding the substantial doubt about our ability to continue as a going concern. Our financial statements contain additional note disclosures describing the circumstances that lead to this disclosure by our independent auditors.

C. RESEARCH AND DEVELOPMENT, PATENTS, AND LICENSES, ETC.

See Item 4.B Business Overview and 5.A Operating Results.

D. TREND INFORMATION

According to Peter Drucker, knowledge workers make up approximately 40% of the American workforce and 50% of future workplace investments will focus on the individual productivity of knowledge workers. Stratabase has changed its focus to adjust to this trend in the marketplace. Subsequent to the beta-version release of Relata, the company redesigned Relata from a focus on customer relationship management to knowledge worker automation. Management believes that the change in focus will better able the Company to compete in the software industry.

E.     OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off balance sheet arrangements as of December 31, 2004 or of the date of this report.

F.     CONTRACTUAL OBLIGATIONS

                Contractual Obligations                                 Payments due by period
-------------------------------------------------------- ------------------------------------------------------
                                                         TOTAL      LESS       1-3 YEARS  3-5 YEARS  MORE
                                                                    THAN 1                           THAN
                                                                    YEAR                             FIVE
                                                                                                     YEARS
-------------------------------------------------------- ---------- ---------- ---------- ---------- ----------
Long Term Debt Obligations                               0          0          0          0          0
Capital (Finance) Lease Obligations                      0          0          0          0          0
Operating Lease Obligations                              0          0          0          0          0
Purchase Obligations                                     0          0          0          0          0
Other Long-Term Liabilities Reflected on the Company's
Balance Sheet Under the GAAP of the primary financial
statements                                               0          0          0          0          0
-------------------------------------------------------- ---------- ---------- ---------- ---------- ----------

At December 31, 2004, the Company's only obligations are trade payables and accrued liabilities of $34,729. All of these obligations are due in less than one year.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The directors, officers and designers upon whose work the Company is dependent of Stratabase are as follows:

    NAME                             POSITION                      POSITION HELD
                                                                           SINCE

Trevor Newton           President, Secretary, Treasurer, Chief    November, 1998
                        Executive Officer
Fred Coombes            Vice President of Corporate Development   November, 1998
                        and Director
Scott Praill            Director                                  October, 2002
Avinesh Bangar          Chief Technology Manager                  July, 2000

The following summarizes certain biographical data concerning the directors and senior management of Stratabase:

TREVOR NEWTON, age 36, since our incorporation to the present, has been our President, Secretary, Treasurer and Chief Executive Officer. Mr. Newton oversees all aspects of operations and business development for Stratabase. Mr. Newton graduated from Simon Fraser University in 1993 with a Masters Degree in Economics, and from the University of Victoria in 1991 with a Bachelor of Science degree in Economics. From 1994 to 1995 Mr. Newton taught Economics and Statistics at the University College of Fraser Valley, and from February 1996 until October 1996, Mr. Newton was a registered representative with a broker-dealer. From October 1996 until 1999, Mr. Newton was employed at a company which ran a financial website published financial information, such as stock quotes and news, to its users 24 hours a day. His responsibilities included the overseeing of all aspects of operations such as programming, technical infrastructure and marketing.

FRED COOMBES, age 52, since our inception to the present, has been one of our Directors and since January 20, 1999, to the present our Vice-President of Corporate Development. Since 1987 to the present, Mr. Coombes has also acted as the President of Co-ab Marketing, Ltd., an investor and corporate relations firm.

SCOTT PRAILL, age 39, has served on our Board of Directors of Stratabase since October 2002. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse, where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill was the director of finance for Inflazyme Pharmaceuticals. Mr. Praill is currently a self-employed financial consultant. Mr. Praill is also currently a Director of American Goldrush Corporation, a privately held mining company. Mr. Praill has earned the following designations: Chartered Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

AVINESH BANGAR, age 26, has served as Stratabase's Chief Technology Manager since July, 2000. For the four years prior to July, 2000, Mr. Bangar was a full time student. Mr. Bangar is an information technology professional with specific expertise in system and network administration, database design, web application development, software design and development, and technical documentation. Mr. Bangar has worked as an information technology professional since graduating from the University College of the Fraser Valley with his Computer Information Systems degree in 2000. Mr. Bangar completed his A+, Sun Certified Systems Administrator, and Citrix Certified Administrator certifications in 2001, followed by his Masters in Computer Science in 2002. Mr. Bangar was recognized and awarded by the International Who's Who of Information Technology as a leading information technology professional in 2002. Mr. Bangar has been a member of the IEEE Computer Society and the Association for Computing Machinery since 2001.

Our directors have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal.

There are no family relationships between any directors or executive officers. There are no arrangements or understandings pursuant to which any director or member of senior management was selected as a director or member of senior management, other than as provided for in the shareholders' agreement described under Item 10.C of this annual report.

B. COMPENSATION

During the years ended December 31, 2004 and December 31, 2003, we paid to our President and CEO $90,000 each year and we paid to our Vice President, Corporate Development, $56,074 each year., in salaries and fees. The total amount set aside or accrued for the year ended December 31, 2004 to provide for severance, retirement and similar benefits for such persons was $Nil. There were no option grants to any of the officers, directors or senior management during the ended December 31, 2004.

C. BOARD PRACTICES

Our Articles provide that we must have a minimum of one (1) director and a maximum of ten (10). At least 25% of our Board members must be Canadian residents. The number of directors to be elected at a meeting of shareholders shall be the number of directors whose term of office has expired or such other number as the directors determine. If directors are not elected at a meeting of shareholders, the incumbent directors continue in office until their successors are appointed.

Our directors hold office until the earlier of their resignation, termination or election of a successor. Each of Trevor Newton and Fred Coombes have been members of our Board since November 1998 and Scott Praill has been a member of our Board since October 2002.

None of the directors have a service contract or other agreement providing for benefits upon termination of employment.

The Board of Directors has established an Audit Committee. Mr. Praill, the sole member of the Audit Committee, is the audit committee financial expert. The Audit Committee recommends engagement of the company's independent auditors, is primarily responsible for approving the services perform by the independent auditors and for reviewing and evaluating our accounting principles and its system of internal accounting controls and has general responsibility in connection with related matters.

The Board has established an Option Committee and a Compensation Committee, each consisting of Messrs. Newton and Coombes. The Option Committee recommends and grants options to individuals under the option plans adopted by the company. The Compensation Committee recommends and grants compensation to individuals who work for the company.

The Board does not have a nominating committee, the functions of which are performed by the Board.

D. EMPLOYEES

As of December 31, 2004, 2003 and 2002 we had 3, 3, and 4 full-time employees respectively, including Mr. Trevor Newton, Chairman of the Board, President, Secretary, Treasurer and CEO. Mr. Newton supervises the company's operations. It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. We currently utilize 2 software programmers and outsource to outside software contractors on an as-needed basis.

E. SHARE OWNERSHIP

The following table lists, as of April 20, 2005, the number of shares of common stock beneficially owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our outstanding common stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 10,914,972 shares of common stock issued and outstanding, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

            OFFICERS, DIRECTORS,
             AND 5% SHAREHOLDERS                    NUMBER OF SHARES                   BENEFICIAL OWNERSHIP (%)
  ------------------------------------------ ------------------------------- ------ -------------------------------

  TREVOR NEWTON                                        2,897,400              (1)               26.00

  FRED COOMBES                                          912,300               (2)                8.36


  SCOTT PRAILL                                           60,000               (3)            LESS THAN 1%


  AVINESH BANGAR                                         35,000               (4)            LESS THAN 1%


  Y. DE JOIE                                            876,177               (5)                8.03


  A. RAMIC                                              876,170               (5)                8.03


  ALL DIRECTORS AND EXECUTIVE OFFICERS AS
  A GROUP (4 PERSONS)*
                                                       3,904,700                                34.74


(1) Includes 225,000 options to purchase common stock at a purchase price of $0.60 per share, all of which are vested. The options expire on April 9, 2011.

(2) Includes 30,000 shares of common stock owned by Mr. Coombes' children, Candice Coombes, Mackenzie Coombes and Carley Coombes.

(3) Scott Praill was granted 100,000 options pursuant to the 2002 Stock Option Plan to purchase common stock at a purchase price of $1.30 per share. Of these options, 60,000 are currently vested. The balance of his options vests as follows: 20,000 on June 23, 2005 and 20,000 on December 31, 2005. The options expire on October 22, 2012.

(4) Mr. Bangar was granted 35,000 options to purchase common stock at a purchase price of $1.45 per share. All of these options are fully vested at December 31, 2004. These options expire on October 8, 2011.

(5) Does not include the warrants held by each of the above individuals, of which 480,800 are not exercisable until December 23, 2005 and 480,800 are not exercisable until December 23, 2006.

* These shares are attributed to Trevor Newton, Fred Coombes and Scott Praill.

The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

STOCK OPTION PLANS:

The Company has two option plans pursuant to which employees, directors and consultants and other agents of the Company could receive shares. The Company has a 2000 Stock Option Plan ("the 2000 Plan") and a 2002 Stock Option Plan ("the 2002 Plan"). There are 80,000 options available to be granted under the 2000 Plan and 1,420,000 available under the 2002 Plan

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

See Item 6.E.

There has been no significant change in the percentage ownership by any of the major shareholders during the past 3 years.

The Company's major shareholders listed in Item 6.E above do not have voting rights different than any of the other common shareholders of the Company.

United States Shareholders

On April 20, 2005, Stratabase had 65 registered shareholders with addresses in the United States holding approximately 4,863,472 common shares which represents approximately 44.6% of the total number of issued and outstanding shares. Residents of the United States may beneficially own common shares registered in the names of non-residents of the United States.

To the knowledge of the Company, there are no arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

During the 2001 fiscal year, we accepted non-interest bearing notes from Messrs. Newton and Coombes for $200,000 and $175,000, respectively, for the 2001 exercise of stock options which were previously granted. The notes receivable from each of Messrs. Newton and Coombes were written non-interest bearing and were to be paid from the proceeds from the sale of the stock acquired through the exercise of the stock options. The notes were due and payable on April 1, 2003. In May 2003, we reached an oral agreement with Messrs. Newton and Coombes to settle the indebtedness by accepting 150,000 common shares of Stratabase as payment in full for Mr. Newton's outstanding note and 130,000 common shares of the Company as payment for Mr. Coombes' outstanding note, representing a total value of $385,560 as compared to the $375,000 face value of the notes. The total value was determined based on quoted market prices of our common stock on the redemption date. The redemption and cancellation of these shares occurred in May 2003. No gain or loss was recognized on the redemption. Notwithstanding that the indebtedness owed to us by Messrs. Newton and Coombes was evidenced by two separate written promissory notes, we did not memorialize in a writing our agreement to settle the indebtedness by issuing 150,000 and 130,000, respectively, shares to said individuals.

On October 23, 2002, 100,000 options to purchase common stock were granted to Scott Praill. The options are priced at $1.30 per option and expire October 22, 2012. At December 31, 2004, 60,000 of these options have vested. No other stock options have been granted to directors or officers in the three-year period ended December 31, 2004.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.     FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Stratabase's Financial Statements, which are set forth in the accompanying index to the Financial Statements included in this annual report, are filed as a part of this annual report pursuant to Item 18.

LEGAL PROCEEDINGS

Not applicable.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock nor do we anticipate paying any in the foreseeable future. Furthermore, we expect to retain any future earnings to finance our operations and expansion. The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings levels, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

B.     SIGNIFICANT CHANGES

No significant change has occurred since the date of the audited consolidated financial statements included in Item 18.

ITEM 9. THE OFFER AND LISTING

A.     OFFER AND LISTING DETAILS

         The following tables set forth the price history of the Company's stock:

         1. Annual high and low market prices for the last five full financial years:

   Year                       Market Price
------------ ------------------------------------------------
                   High Price               Low Price
------------ ------------------------ -----------------------
2004         $1.25                    $0.15
2003         $1.65                    $0.23
2002         $3.37                    $0.92
2001         $2.50                    $0.63
2000         $3.00                    $0.75
------------ ------------------------ -----------------------

         2. High and low market prices for each full financial quarter during the two most recent full financial years:


      Financial Quarter                      Market Price
------------------------------- ---------------------------------------
     Year           Quarter         High Price          Low Price
---------------- -------------- ------------------- -------------------
2004             Fourth
                 Quarter of
                 2004           $0.35               $0.15

                 Third
                 Quarter of
                 2004           $0.42               $0.15

                 Second
                 Quarter of
                 2004           $0.65               $0.40

                 First
                 Quarter of
                 2004           $1.25               $0.51

2003             Fourth
                 Quarter of
                 2003           $0.45               $0.25

                 Third
                 Quarter of
                 2003           $0.70               $0.23

                 Second
                 Quarter of
                 2003           $1.55               $0.61

                 First
                 Quarter of
                 2003           $1.65               $1.20

         3. High and low market prices for each of the six most recent months:

            Month                            Market Price
------------------------------- ---------------------------------------
                                   High Price.          Low Price
------------------------------- ------------------- -------------------
February, 2005                  $0.50               $0.40

January, 2005                   $0.70               $0.35

December, 2004                  $0.35               $0.16

November, 2004                  $0.20               $0.16

October, 2004                   $0.25               $0.15

September, 2004                 $0.24               $0.15
------------------------------- ------------------- -------------------

B.     PLAN OF DISTRIBUTION.

Not applicable.

C.     MARKETS.

In July 2000 our common stock began trading on the Over the Counter Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "SBSF.OB". Subsequent to our continuance to Canada, our symbol was changed to "SBASF.OB". The Over the Counter Bulletin Board is maintained by the NASDAQ Stock Market, but does not have any of the quantitative or qualitative standards such as those required for companies listed on the NASDAQ Small Cap Market or National Market System.

D.     SELLING SHAREHOLDERS.

Not applicable.

E.     DILUTION.

Not applicable.

F.     EXPENSES OF THE ISSUE.

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.     SHARE CAPITAL.

Not applicable.

B.     MEMORANDUM AND ARTICLES OF INCORPORATION

This section summarizes certain material provisions of the Company's charter and bylaws.

The Company is authorized to issue shares of common stock (the "Common Shares") as well as shares of preferred stock (the "Preferred Shares").

Subject to the rights of holders of Preferred Shares in the future, if any, holders of the Common Shares are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefore. There are presently no plans to pay dividends with respect to the Common Shares. Upon the Company's liquidation, dissolution or winding up, after payment of creditors and the holders of any of the Preferred Shares, if any, the Company's assets will be divided pro rata on a per share basis among the holders of the Common Shares. The Common Shares are not subject to any liability for further assessments. There are no conversions or redemption privileges nor any sinking fund provisions with respect to the Common Shares and the Common Shares are not subject to call. The holders of Common Shares do not have any pre-emptive or other subscription rights. Holders of the Common Shares are entitled to cast one vote for each share held at all shareholders' meetings for all purposes, including the election of directors. The Common Shares do not have cumulative voting rights.

None of the Preferred Shares are currently outstanding. The Board of Directors has the authority, without further action by the holders of the outstanding
Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

The Company's Bylaws provide that Board of Directors may, from time to time, with or without the authority or the authorization of the shareholders, in such amounts and on such terms as it deems expedient, cause the Company to borrow money. The board may from time to time delegate to a committee, to a director, or to an officer of the Company all or any of the powers conferred on the board by law or the by-laws to such extent and in such manner as the board from time to time determines.

Annual and special meetings of the shareholders may be called by the Board of Directors. Notice of a shareholder meeting shall be given not less than 21 days and not more than 60 days prior to the date of such meeting to each director, the auditor of the Company, and each shareholder of record entitled to vote at the meeting. A quorum for any shareholder meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of issued shares entitled to vote at the meeting.

C.     MATERIAL CONTRACTS

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding publication of this document.

D.     EXCHANGE CONTROLS

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Stratabase's common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See "Item 10.E Taxation" for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote Stratabase's common shares. There are also no such limitations imposed by the articles of incorporation with respect to Stratabase's common shares. There are, however, certain requirements on the acquisition of control of Stratabase's securities by non-residents of Canada. The INVESTMENT CANADA ACT requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a "non-Canadian" of "control" of a "Canadian business", all as defined in the INVESTMENT CANADA ACT. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E. TAXATION

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Stratabase and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of Stratabase should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of common shares of Stratabase.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations there under, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the "Tax Proposals") to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Stratabase as capital property.

Dividends

The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Stratabase) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention.

Article X of the 1980 Canada-United States Income Tax Convention provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting shares of the corporation paying the dividend shall not exceed 5% of the dividend or deemed dividend, and in any other case, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of "taxable Canadian property." Common shares of Stratabase are considered to be "taxable Canadian property" as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Stratabase.
Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

Generally, certain filing and reporting obligations exist where a non-resident of Canada disposes of taxable Canadian property. In particular, the non-resident must make an application to the Canada Revenue Agency in advance of the disposition for the purpose of obtaining a certificate issued by the Canada Revenue Agency pursuant to section 116 of the Income Tax Act. If the non-resident fails to secure such certificate from the Canada Revenue Agency in advance of the disposition, the purchaser is required to withhold and remit to the Canada Revenue Agency 25% of the amount otherwise payable to the non-resident.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Stratabase who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

As used herein, a "U.S. Holder" includes a holder of common shares of Stratabase who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Stratabase is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Stratabase are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Stratabase has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income (but in the case of individuals, only if they itemize deductions). See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of Stratabase, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, "qualified dividends" received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any "qualified foreign corporation" are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A "qualified foreign corporation" is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a "qualified foreign corporation" excludes a foreign corporation that is a foreign personal holding company, a foreign investment company, or a passive foreign investment company for the year the dividend is paid or the previous year. Stratabase believes that it qualifies as a "qualified foreign corporation". There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on common shares of Stratabase will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Stratabase (unless Stratabase is a "foreign personal holding company" as defined in Section 552 of the Code, or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Stratabase. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of Stratabase may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S.
Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Stratabase may be entitled to an "indirect" foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Stratabase under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," a gain or loss realized on a sale of common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between
(i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

Foreign Personal Holding Company Considerations

Special rules apply to a U.S. Holder of a "foreign personal holding company" or "FPHC" as defined in Section 552 of the Code. Stratabase will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of stock entitled to vote or the total value of Stratabase stock; and (ii) at least 60% (or 50% in certain cases) of Stratabase's gross income consists of "foreign personal holding company income," which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, certain rents, and royalties. Stratabase believes that it is not a FPHC; however, no assurance can be provided that Stratabase will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

If Stratabase is a "passive foreign investment  company" or "PFIC" as defined in
Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Stratabase elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. Stratabase does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Stratabase is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Stratabase's income and assets, including cash. U.S. Holders should be aware, however, that if Stratabase becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Stratabase as a "qualified electing fund" for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Stratabase.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

Stratabase is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of Stratabase's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Stratabase is not required to file reports and other information with any securities commissions in Canada.

As a foreign private issuer, Stratabase is exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

Stratabase will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Stratabase at the following address: Stratabase, Suite 101 - 34595 3rd Avenue, Abbotsford, British Columbia, Canada, V2S 8B7 Attention: President, telephone number: 604-504-5811.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the potential risk of loss in the future earnings of Stratabase due to adverse changes in financial markets. Stratabase is exposed to market risk from changes in its common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on Stratabase's results of operations.

Foreign Currency Risk

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 20, 2005, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.2393. This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Interest Rate Risk

In accordance with Company policy, cash equivalent and short-term investment balances are primarily comprised of high-grade commercial paper and money market instruments with original maturity dates of less than one month. Due to the short-term maturity of its investments, Stratabase is not subject to significant interest rate risk.

Any future financial impact would be based on actual developments in global financial markets. Management does not foresee any significant changes in the strategies used to manage interest and foreign exchange rate risks in the near future.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, Mr. Trevor Newton. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective. There have been no significant changes in our internal controls over financial reporting or in other factors that could significantly affect internal controls over financial reporting during the fourth fiscal quarter.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive
Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Stratabase's Board of Directors has determined that Scott Praill, member of the audit committee of the Board of Directors, is an audit committee financial expert as defined by the SEC, and is independent as defined in the listing standards of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For purposes of this Item, the term code of ethics means written standards that are reasonably designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely, and understandable disclosure in reports and documents that the issuer files with, or submits to, the Commission and in other public communications made by the issuer; - compliance with applicable governmental laws, rules and regulations; - the prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons; and - accountability for adherence to the code.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such code of ethics. Such request may be made in writing to the board of directors at the address of the issuer.

ITEM 16C. PRINCIPAL ACCOUNTANT AND FEES

BDO Dunwoody LLP has served as the Company's Principal Accountant since April 30, 2003. Their pre-approved fees billed to the Company are set forth below:

                                  FISCAL YEAR ENDING   FISCAL YEAR ENDING
                                   DECEMBER 31, 2004    DECEMBER 31, 2003
                                  -------------------- --------------------
Audit Fees                        $            48,838  $            55,910
Audit Related Fees                                  0                    0
Tax Fees                          $                 0                    0
All Other Fees                    $                 0  $                 0


As of December 31, 2004, the Company's Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant. It is in the process of adopting such a policy.

Audit committee pre-approval process:

From time to time, management of the Company recommends to and requests approval from the audit committee for audit and non-audit services to be provided by the Company's auditors. The audit committee considers such requests on a quarterly basis, and if acceptable, pre-approves such audit and non-audit services. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither the Company nor any "affiliated purchasers" as defined in Section 240.10b-18(a)(3) of the Exchange Act purchased any shares of the Company.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable, as Stratabase has elected to provide financial statements pursuant to "Item 18. Financial Statements."

ITEM 18. FINANCIAL STATEMENTS

Stratabase's financial statements commence on page F-1 of this annual report. These financial statements are expressed in United States dollars and were prepared in accordance with U.S. GAAP.

ITEM 19. EXHIBITS

(a) The following documents are filed as part of this report:

(1)      Financial Statements

         Reports of Independent Registered Public Accounting Firms Balance Sheets as of December 31, 2004 and 2003 Statements of Operations and
         Comprehensive Loss for the years ended December 31, 2004, 2003, and 2002. Statements of Changes in Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002. Statements of Cash Flows for the years ended December 31, 2004, 2003, and 2002. Notes to the Financial Statements

(2)      Financial Statement Schedules

(3)      Exhibits


         Exhibit No. Description

1.1      Articles of Continuance

1.2      Bylaws

2.1      Specimen Certificate for Shares of the Registrant's Common Stock

2.2 Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)

2.3      Form of Class A warrant issued in April 20031

2.4      Form of Class A warrant issued in December 20032

2.5      Form of Class B warrant issued in December 20033

4.1      Lease with SGS Enterprises4

4.2      Internet Business Service Agreement with BCTEL5

4.3      Distributor Agreement with COMTEX6

4.4      Internetworking Services Agreement with Telus Advanced Communications7

4.5      Lease Agreement with George P. and Sandra J. Andreasen8

12.      Rule 13a-14(a)/15d-14(a) Certifications

13.      Section 1350 Certifications

15.3     Stock Option Plan9

15.4     2002 Stock Option Plan10

1 Previously filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003
2 Previously filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003
3 Previously filed with the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003
4 Incorporated herein by reference to the Company's Form SB-2, filed with the Securities and Exchange Commission on August 8, 1999
5 Previously filed with the Company's Form 10-KSB for the year ended December 31, 2000
6 Previously filed with the Company's Form 10-KSB for the year ended December 31, 2000
7 Incorporated herein by reference to the Company's Form SB-2, filed on August 8, 1999
8 Previously filed with Stratabase's Form 10-KSB for the year ended December 31, 2000
9        Previously filed with the Company's Form S-8 on January 29, 2000
10       Previously filed with the Company's Form S-8 filed on February 12, 2002

                                  STRATABASE INC.
                                  (A DEVELOPMENT STAGE COMPANY)
                                  FINANCIAL STATEMENTS
                                  FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (EXPRESSED IN US DOLLARS)






CONTENTS
--------------------------------------------------------------------------------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - BDO DUNWOODY LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - MOSS ADAMS LLP

FINANCIAL STATEMENTS

    Balance Sheets

    Statements of Operations and Comprehensive Loss

    Statements of Changes in Stockholders' Equity

    Statements of Cash Flows

    Summary of Significant Accounting Policies

    Notes to the Financial Statements

     BDO DUNWOODY LLP                            600 Cathedral Place
     Chartered Accountants                       925 West Georgia Street
                                                 Vancouver, BC, Canada V6C 3L2
                                                 Telephone:  (604) 688-5421
                                                 Telefax:  (604) 688-5132
                                                 E-mail:  vancouver@bdo.ca
                                                 www.bdo.ca

================================================================================

                         REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

--------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)

We have audited the accompanying balance sheets of Stratabase Inc. (a development stage company) as of December 31, 2004 and 2003 and the related statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures, in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stratabase Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company incurred a loss in 2004 of $694,859 and has an accumulated deficit of $2,530,698 at December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/ BDO DUNWOODY LLP


Chartered Accountants

Vancouver, Canada
February 1, 2005

MOSS-ADAMS LLP
--------------------------------------------------------------------------------
CERTIFIED PUBLIC ACCOUNTANTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Shareholders
Stratabase, Inc.


We have audited Stratabase, Inc.'s statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of Stratabase Inc.'s Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of Stratabase, Inc.'s operations and their cash flows for the year ended December 31, 2002, in conformity with United States generally accepted accounting principles.



/S/ MOSS ADAMS LLP

PORTLAND, OREGON
FEBRUARY 26, 2003


===================================================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
(EXPRESSED IN US DOLLARS)


DECEMBER 31                                                                         2004                  2003
-------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
        Cash                                                             $          52,187    $          509,180
        Receivables - net of allowance for doubtful accounts
             of $Nil (2003 - $8,599)                                                 3,612                 4,551
        Prepaid expenses                                                             1,717                 1,708
        Inventory                                                                        -                 8,415
                                                                         --- --------------- --- ------------------
               Total current assets                                                 57,516               523,854

OFFICE EQUIPMENT (Note 3)                                                           14,520                37,001
DATABASES AND DOMAIN NAMES, NET                                                          -               243,701
                                                                         --- --------------- --- ------------------
TOTAL ASSETS                                                             $          72,036    $          804,556
===================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

CURRENT
        Accounts payable                                                 $           5,795    $           31,943
        Accrued liabilities                                                         28,934                32,990
                                                                         --- --------------- --- ------------------
                 Total current liabilities                                          34,729                64,933
                                                                         --- --------------- --- ------------------
STOCKHOLDERS'  EQUITY
        Preferred stock, $0.001 par value, 1,000,000 shares,
           authorized and unissued                                                       -                     -
        Common stock, $0.001 par value, 25,000,000 shares
           authorized, 9,914,972 shares issued and
           outstanding at December 31, 2004 and 2003
           respectively                                                              9,915                 9,915
        Additional paid-in capital                                               2,586,506             2,586,506
        Accumulated deficit                                                     (2,530,698)           (1,835,839)
        Accumulated other comprehensive loss                                       (28,416)              (20,959)
                                                                         --- --------------- --- ------------------
                 Total stockholders' equity                                         37,307               739,623
                                                                         --- --------------- --- ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $          72,036    $          804,556
===================================================================================================================

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.


===================================================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(EXPRESSED IN US DOLLARS)

FOR THE YEARS ENDED DECEMBER 31                                        2004                2003             2002
-------------------------------------------------------------------------------------------------------------------

REVENUE                                                       $            -   $           5,000   $       430,240
                                                              -- ------------- --- --------------- -- --------------
COST OF REVENUE
       Commissions                                                         -                 986           111,641
       Wages and subcontracting costs                                      -                   -            94,345
       Direct marketing costs                                              -                   -            79,238
       Hardware cost of sales                                              -                   -            26,235
       Internet connectivity                                               -                   -            12,553
       Write-down of inventory                                         8,415               1,683                 -
                                                              -- ------------- --- --------------- -- --------------
                                                                       8,415               2,669           324,012
                                                              -- ------------- --- --------------- -- --------------
GROSS PROFIT (LOSS)                                                   (8,415)              2,331           106,228

RESEARCH AND DEVELOPMENT                                            (139,742)             (154,544)       (171,500)
GENERAL AND ADMINISTRATIVE EXPENSES                                                               )
    including stock option compensation of $Nil
    (2003 - $Nil, 2002 - $255,750)                                  (549,191)             (705,888        (794,939)
                                                              -- ------------- --- --------------- -- --------------

LOSS FROM OPERATIONS                                                (697,348)           (858,101)         (860,211)

OTHER INCOME (EXPENSES)
       Interest                                                        2,489               2,031            31,195
       Provision for note receivable impairment (Note 4)                   -            (171,206)                -
                                                              -- ------------- --- --------------- -- --------------
NET LOSS BEFORE PROVISION FOR INCOME TAXES                          (694,859)         (1,027,276)         (829,016)
       Provision for income taxes                                          -                   -           (85,629)
                                                              -- ------------- --- --------------- -- --------------
NET LOSS                                                            (694,859)         (1,027,276)         (914,645)

OTHER COMPREHENSIVE INCOME (LOSS)
       Foreign currency translation adjustments                       (7,457)             (9,700)           (4,178)
                                                              -- ------------- --- --------------- -- --------------

COMPREHENSIVE LOSS                                            $     (702,316)  $      (1,036,976)  $      (918,823)
===================================================================================================================
BASIC AND DILUTED LOSS PER SHARE OF COMMON
   STOCK                                                      $        (0.07)  $           (0.13)  $          (0.12)
===================================================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING -
   BASIC AND DILUTED                                               9,914,972           8,036,037         7,928,372
===================================================================================================================


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

====================================================================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(EXPRESSED IN US DOLLARS)


------------------------------------------------------------------------------------------------------------------------------------

                                                                             Retained                    Accumulated
                                                             Additional      Earnings  Related Party           Other          Total
                                          Common Stock          Paid-in  (Accumulated          Notes   Comprehensive  Stockholders'
                                       Shares      Amount       Capital       Deficit)    Receivable            Loss         Equity
----------------------------------- ---------- ----------- ------------- -------------- -------------- -------------- --------------
Balance, January 1, 2002            7,718,372  $    7,718  $  1,515,616  $     106,082   $  (477,000)  $     (7,081)  $   1,145,335

Exercise of common stock options      315,000         315       241,685              -              -              -        242,000
Related party notes received in
exchange                                    -           -             -              -       (14,500)              -       (14,500)
    For common stock options
exercised
Payments on related party notes
    receivable                              -           -             -              -        116,500              -        116,500
Compensation expense related to
common                                      -           -       255,750              -              -              -        255,750
     stock options granted
US income tax benefits from common
stock                                       -           -        90,321              -              -              -         90,321
     options exercised
Net loss and comprehensive loss             -           -             -      (914,645)              -        (4,178)      (918,823)
                                    ---------- -- -------- -- ---------- -- ----------- --- ---------- -- ----------- -- -----------
Balance, December 31, 2002          8,033,372       8,033     2,103,372      (808,563)      (375,000)       (11,259)        916,583
Repayment of related party notes
      receivable (Note 5)           (280,000)       (280)     (374,720)              -        375,000              -              -
Private placement common stock
issuances                             200,000         200       349,800              -              -              -        350,000
       for cash (Note 6)
Private placement common stock
issuances                           1,961,600       1,962       508,054              -              -              -        510,016
       for cash (Note 6)
Net loss and comprehensive loss             -           -             -     (1,027,276)             -        (9,700)     (1,036,976)
                                    ---------- -- -------- -- ---------- -- ----------- --- ---------- -- ----------- -- -----------
Balance, December 31, 2003          9,914,972       9,915     2,586,506     (1,835,839)             -       (20,959)        739,623
Net loss and comprehensive loss             -           -             -      (694,859)              -        (7,457)      (702,316)
                                    ---------- -- -------- -- ---------- -- ----------- --- ---------- -- ----------- -- -----------
BALANCE, DECEMBER 31, 2004          9,914,972  $    9,915  $  2,586,506  $  (2,530,698)  $          -  $    (28,416)  $      37,307
====================================================================================================================================


The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

==================================================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
(EXPRESSED IN US DOLLARS)

FOR THE YEARS ENDED DECEMBER 31                                       2004              2003               2002
------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES
       Net loss                                              $     (694,859)  $     (1,027,276)  $       (914,645)
       Adjustments to reconcile net loss to net cash used
       in operating activities:
              Depreciation and amortization                          269,018            303,923            281,326
              Deferred income tax expense                                  -                  -             45,548
              Stock option compensation expense                            -                  -            255,750
              US income tax benefit from common
                 stock options exercised                                   -                  -             90,321
              Provision for note receivable
                 impairment                                                -            171,206                  -
              Write-down of inventory                                  8,415              1,683                  -

       Change in assets and liabilities:
              Receivables                                                939             15,388           (16,122)
              Taxes recoverable                                            -             62,844           (62,844)
              Prepaid expenses                                           (9)                895            (2,603)
              Inventory                                                    -              (128)            (7,087)
              Accounts payable                                      (26,148)           (27,578)          (782,423)
              Accrued liabilities                                    (4,056)             26,056            (1,982)
              Income taxes payable                                         -                  -           (50,265)
                                                             --- ------------ --- -------------- -- ---------------
            Net cash used in operating activities                  (446,700)          (472,987)        (1,165,026)
                                                             --- ------------ --- -------------- -- ---------------

CASH FLOWS FROM INVESTING ACTIVITIES
       Acquisition of databases and domain names                           -            (1,014)          (154,761)
       Acquisition of computer and office equipment                  (2,836)            (1,228)            (1,399)
       Advance on note receivable                                          -                  -          (150,000)
                                                             --- ------------ --- -------------- -- ---------------
            Net cash used in investing activities                    (2,836)            (2,242)          (306,160)
                                                             --- ------------ --- -------------- -- ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
       Payments received from related parties                              -                  -            102,000
       Proceeds from the issuance of common stock                          -            860,016            242,000
                                                             --- ------------ --- -------------- -- ---------------
            Net cash provided by financing activities                      -            860,016            344,000
                                                             --- ------------ --- -------------- -- ---------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                              (7,457)            (9,700)            (4,178)
                                                             --- ------------ --- -------------- -- ---------------
NET INCREASE (DECREASE) IN CASH                                    (456,993)            375,087        (1,131,364)
CASH, beginning of year                                              509,180            134,093          1,265,457
                                                             --- ------------ --- -------------- -- ---------------
CASH, end of year                                            $        52,187  $         509,180  $         134,093
==================================================================================================================

SUPPLEMENTAL  DISCLOSURE  OF CASH FLOW  INFORMATION  Cash paid during the period for:
              Interest                                       $             -  $               -  $               -
              Income taxes                                                 -                  -             63,261

NON-CASH ACTIVITIES
       Inventory transferred to office equipment             $             -  $          18,480  $               -
       Related party notes (settled) received in
          exchange for common stock                          $             -  $       (375,000)  $          14,500

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------


MANAGEMENT'S ESTIMATES AND ASSUMPTIONS

         The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates.

REVENUE RECOGNITION

         Prior to 2003, the Company generated revenues by selling customized Customer Relationship Management ("CRM") services which are comprised primarily of the provision of databases of sales leads and mailing lists, and includes the provision of technical services aimed to customize and improve the quality of the databases sold. Included in the sale of databases was non-essential open-source software to allow users to interface with and manage these databases and relationships. Revenue on the sales of databases and technical services was recognized when persuasive evidence of an arrangement existed and delivery had occurred, provided the fee was fixed or determinable and collectibility was probable. The majority of the databases sold required customer payments in advance of delivery. There are no post-delivery performance obligations in respect to past database sales and no rights of refund exist. No database sales occurred during 2004 or 2003 and the Company no longer sells databases.

         Technical consulting service revenue, invoiced separately from database sales, was recognized upon the completion of the services provided.

         Hardware revenue was recognized at the time the goods were shipped, when both title and risk of loss transferred to the customer, provided that no significant obligations remained. The Company's shipping and handling costs were included in the cost of revenue.

         During 2002, the Company began development of proprietary software, which it believes will be the primary source of revenue in the future. During 2004, 2003, and 2002 the Company did not recognize any revenues from the proprietary software developed.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

INVENTORY

         Inventory was comprised primarily of system hardware components and is stated at the lower of cost or market. The Company determined cost using the first-in, first-out (FIFO) method. During 2004, the Company wrote off its remaining inventory.

OFFICE EQUIPMENT

         Office equipment is recorded at cost and is depreciated using the straight-line method over its useful life, which ranges from two to five years. Depreciation expense charged to general and administrative expenses was $25,317, $27,696 and $16,000 for 2004, 2003 and 2002,
         respectively.

DATABASES AND DOMAIN NAMES

         Databases and domain names were amortized over three years and two years, respectively. Cost and accumulated amortization of the databases at December 31, 2003 was $851,453 and $610,740, respectively. Cost and accumulated amortization of the domain names at December 31, 2003 was $15,615 and $12,627, respectively.

         Amortization expense charged to operations was $243,701, $276,227 and $265,326 for 2004, 2003 and 2002, respectively. At December 31, 2004, all databases and domain names have been fully amortized. As the Company does not intend to use the databases and domain names in its proprietary software product, the cost and accumulated amortization were written down to Nil at December 31, 2004.

LONG-LIVED ASSET IMPAIRMENT

         Long-lived assets are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. Impairment, if any, is assessed using discounted cash flows. Because the Company has not yet generated revenue from its proprietary products, the determination of whether or not long-lived assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the estimated future cash flows expected to result from the use of those assets. Changes in the Company's strategy, assumptions and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of long-lived assets. During the years ended December 31, 2004, 2003 and 2002, no write-downs of long-lived assets were recognized.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------

SOFTWARE DEVELOPMENT COSTS

         Software development costs associated with the Company's new proprietary hosted software product are charged to expense until criteria for capitalization under Statement of Position ("SOP) 98-1 are met. Capitalization will commence when it becomes probable that the project will be completed, the software will be used to perform the function intended and there is reasonable assurance as to future cash flows resulting from the Company's proprietary software. To date, due to uncertainty regarding the project completion and cash flow to be generated from the proprietary software, all expenditures relating to the project have been charged to expense as incurred.

         Software development costs incurred in 2002 and prior years in respect of the Company's CRM product line were expensed as incurred until technological feasibility in the form of a working model had been established. No costs had been previously capitalized in connection with the CRM product line.

ADVERTISING

         Advertising costs are expensed as incurred.

INCOME TAXES

         The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

FOREIGN EXCHANGE TRANSLATION

         The Company's functional currency is the Canadian dollar. Transactions that are measured in US dollars are translated to Canadian dollars in the following manner: All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity. All amounts included in the accompanying financial statements and footnotes are denominated in U.S. dollars.

STOCK OPTION PLANS

         The Company applies Accounting Principles Board Opinion No. 25 (APB No.
         25) and related interpretations in accounting for stock options granted to employees and directors (for services performed as a director). Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Company's stock at the date of each grant. No stock options were granted during 2004 or 2003. Accordingly, no compensation costs were recognized for the years ended December 31, 2004 and 2003. In 2002, $255,750 was recognized in compensation expense under APB No. 25 in respect of 300,000 stock options granted to an employee with an exercise price below the quoted market price of the Company's common stock on the grant dates. The weighted average discount offered to this employee on options granted in 2002 was approximately $0.85 per stock option.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------

STOCK OPTION PLANS - CONTINUED

         The Company accounts for the grant of options to non-employees using the fair value-based method prescribed in Statement of Financial Accounting Standard ("SFAS") No. 123, using the Black-Scholes option pricing model. There were no stock options granted to non-employees during the years ended December 31, 2004, 2003 and 2002.

         Compensation for unvested options is amortized over the vesting period.

         Had compensation expense on options granted in prior periods been determined based on the fair value at the grant dates, as described in the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 123, the Company's net loss and net loss per share would have been as follows:


                                                2004             2003           2002
                                      --- ---------- --- ------------ --- ----------
Net loss, as reported                   $  (694,859)   $  (1,027,276)   $  (914,645)

Add: stock-based compensation
   expense included in reported net
   income, net of related taxes                   -                 -        163,680

Deduct total stock-based employee
   compensation expense
   determined under fair based
   methods for all awards                   (18,646)         (32,707)      (219,376)
                                        --------------------------------------------
Pro forma net loss                      $  (713,505)   $  (1,059,983)   $  (970,341)
                                        ============================================

Loss per common share:
   Basic and diluted - as reported      $     (0.07)   $       (0.13)   $     (0.12)
   Basic and diluted - pro forma        $     (0.07)   $       (0.13)   $     (0.12)

         No stock options were granted in 2004 and 2003. The fair value of each option granted in 2002 was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) dividend yield of 0%, (2) expected volatility of 149%, (3) risk-free rate of 3.16%, and (4) expected life of 1.13 years. The weighted average fair value per share of options granted in 2002 was $1.04.

EARNINGS (LOSS) PER SHARE OF COMMON STOCK

         Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

         At December 31, 2004, 2003 and 2002, potential common shares of 4,758,200, 4,758,200, and 715,000 respectively, related to common stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003

--------------------------------------------------------------------------------

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The carrying amounts reported in the balance sheets for cash, receivables, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments, which relate to investments that are permanent in nature.

NEW ACCOUNTING PRONOUNCEMENTS

         On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a small business issuer, SFAS No. 123(R) is effective for the first interim or annual reporting period beginning after December 31, 2005.

         In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

         The implementation of these new standards is not expected to have a material effect on the Company's financial statements.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

1.      NATURE OF ORGANIZATION AND OPERATIONS

        Stratabase Inc. is a provider of Knowledge Worker Automation (KWA) software, designed to enable corporations to save time and money by improving the efficiency of knowledge workers. The Company's software tools allow enterprises to manage relationships and contacts, administer and organize time allocations, collaborate with others, manage data, automate communications and productivity reporting and conduct data synchronization. The Company has historically derived its revenue from sales of customized databases to its clients. During 2002, the Company began redefining its product line by developing its proprietary software. The proprietary software (Relata) was released in beta form in June 2003 and the Company expects to begin marketing Relata in the first half of 2005. The Company has not yet generated revenue from this proprietary software. This new proprietary software product line will be the primary focus of the Company. The Company operates from Abbotsford, British Columbia, Canada.

        The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

        In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). At a Special Meeting of the stockholders of Stratabase Inc. held on August 17, 2004, a majority of the Company's stockholders voted in favour of the plan of conversion. Accordingly, the Company filed the Articles of Conversion in Nevada and obtained a Certificate of Continuance from the Director of Business Corporations. As a result, the Company changed its name to "Stratabase Inc." and continued to operate under the Canada Business Corporations Act and is no longer a Nevada corporation. The
        Company has never had any employees or operations in the U.S., and management believes the continuation to Canada accurately reflects the nature of its operations. The continuance had no impact on the Company's financial statements. These financial statements are presented as a continuation of the Nevada Company.


2.      ABILITY TO CONTINUE AS A GOING CONCERN

        The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company began actively developing its proprietary software product line during the second quarter of 2002, and revenues declined due to the reduced resources for sales and marketing of the Company's existing product line. During the year ended December 31, 2004, the Company incurred a loss of $694,859 and has an accumulated deficit of $2,530,698 at December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

        The Company expects its new product line sales to fund long-term operations and will be actively marketing its products during 2005. Management believes marketing and operating expenses will be financed during the first six-months of 2005 through proceeds of a private placement completed in February 2005 in the amount of $300,000 (Note
        12). The Company expects to need an additional $300,000 to cover costs through the remainder of 2005. Such will be financed by additional equity issuances. During the year ended December 31, 2003, the Company also reduced its labour force and closed its Vancouver, British Columbia, office in an effort to further reduce its operating and general and administrative expenses.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

2.      ABILITY TO CONTINUE AS A GOING CONCERN - CONTINUED

        The Company's ability to continue as a going concern is dependent on its ability to sustain profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company's plans to deal with this uncertainty include further reducing expenditures and raising additional capital or entering into a strategic arrangement with a third party. Although there are no assurances that management's plans to reduce expenditures and raise additional capital will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

3.      OFFICE EQUIPMENT

                                                      2004                  2003
                                       ---- -------------- ------ --------------
Computer hardware                         $         99,043      $         96,207
Computer software                                   12,924                12,924
Office furniture and equipment                      12,137                12,137
                                       -----------------------------------------
                                                   124,104               121,268
Accumulated depreciation                          (109,584)             (84,267)
                                       -----------------------------------------
                                          $         14,520      $         37,001
                                       =========================================

4.       NOTE RECEIVABLE

         In May 2002, the Company loaned $150,000 to Advanced Cell Technology ("ACT"), a private biotechnology company, in exchange for a convertible promissory note receivable. The note is unsecured, bears interest at 20% per annum, matured on April 30, 2003, and was to be converted into stock of ACT should ACT have proceeded with a preferred stock financing prior to the note's maturity date. The Company accrued a receivable for interest income, due under the terms of the promissory note, in the amount of $21,206 at December 31, 2002. At April 30, 2003, the note receivable was in default. The Company received notice from ACT of their intention to settle the note receivable in full out of future financing. With the uncertainty regarding the recoverability of the note receivable, in 2003 the Company reserved the principal amount of the note receivable and accrued interest outstanding at December 31, 2002 and fully reserve all additional accruals of interest. Any subsequent recovery will be recorded in the period it occurs. The Company has filed suit against ACT in pursuit of the recovery of the loan.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

5.      RELATED PARTY TRANSACTIONS

        At December 31, 2002, the Company had outstanding notes receivable from two executive officers resulting from previous exercises of stock options aggregating to $375,000. The notes receivable were unsecured, non-interest-bearing and were to be paid from the proceeds from the sale of stock acquired through the exercise of stock options, but no later than April 1, 2003. On May 1, 2003, the Company reached agreement with the noteholders to redeem for cancellation 280,000 shares of common stock owned by the executive officers in full settlement of the outstanding balance. The fair value of the common shares redeemed was $385,560, based on the quoted market price of the Company's common stock on the agreement date. No gain or loss was recognized on the transaction.

6.      STOCKHOLDER TRANSACTIONS

        During April through July of 2002, pursuant to the Company's 2002 and 2000 stock option plans, 230,000, 10,000, and 75,000 common stock options were exercised by employees at $0.50, $1.45, and $1.50 per share, respectively, for total proceeds to the Company of $242,000. The exercise of 10,000 shares at $1.45 was initially accomplished through the exchange of notes receivable, which was subsequently paid by the employee in 2002.

        On April 7, 2003, the Company issued 200,000 units for an aggregate purchase price of $350,000. Each unit consisted of one share of common stock and one warrant. Until April 7, 2005, each warrant is exercisable for one share of common stock at an exercise price of $2.50 per share.

        On May 1, 2003, related-party notes receivable were settled in exchange for the redemption of 280,000 shares of common stock (Note 5).

        On December 23, 2003, the Company issued a total of 1,961,600 units at $0.26 per unit, or aggregate proceeds of $510,016. Each unit consisted of one share of common stock, one Class A warrant and one Class B warrant. The Class A warrants are exercisable on or after December 23, 2005 for a period of two years at an exercise price of $0.45 per share of common stock and the Class B warrants are exercisable on or after December 23, 2006 for a period of four years at an exercise price of $0.75 per share of common stock. The Company has the right, in its sole discretion, to accelerate the exercise date of the warrants, to decrease the exercise price of the warrants and/or extend the expiration date of the warrants.

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7.       STOCK OPTION PLANS

         In February 2000, the Company adopted its 2000 Stock Option Plan ("the 2000 Plan"). The 2000 Plan provides for the granting of up to 1,750,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2000 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.). Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

         Activity under the 2000 Plan is summarized as follows:

                                                                            Weighted
                                       Available for          Options  Average Price
                                               Grant      Outstanding      Per Share
                                    ---------------- ---------------- --------------
BALANCE OUTSTANDING,
   January 1, 2002                                 -          700,000   $       0.78
   Options cancelled                         100,000         (100,000)          1.45
   Options granted                          (100,000)         100,000           1.30
   Options exercised                               -         (230,000)          0.50
                                    ---------------- ---------------- --------------
   December 31, 2002                               -          470,000           0.88
   Options cancelled                          80,000          (80,000)          1.03
                                    ---------------- ---------------- --------------
BALANCE OUTSTANDING,
   December 31, 2003 and 2004                 80,000          390,000   $       0.85
                                    ================================================
BALANCE EXERCISABLE,
   December 31, 2004                                          350,000   $       0.80
   December 31, 2003                                          315,000   $       0.74
   December 31, 2002                                          325,000   $       0.70

         During 2001, the Company adopted its 2002 Stock Option Plan ("the 2002 Plan"). The 2002 Plan provides for the granting of up to an additional 1,750,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2002 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.). Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

7.       STOCK OPTION PLANS - CONTINUED

         Activity under the 2002 Plan is summarized as follows:

                                                                            Weighted
                                       Available for          Options  Average Price
                                               Grant      Outstanding      Per Share
                                    ---------------- ---------------- --------------
Initial shares reserved, January 2002      1,750,000                -   $          -
   Options granted                          (330,000)         330,000           0.80
   Options exercised                               -          (85,000)          1.49
                                    ---------------- ---------------- --------------
BALANCE OUTSTANDING,
   December 31, 2002, 2003 and 2004        1,420,000          245,000   $       0.57
                                    ================================================
BALANCE EXERCISABLE,
   December 31, 2004                                          245,000   $       0.57
   December 31, 2002 and 2003                                 235,000   $       0.53

          The following table summarizes information concerning outstanding and exercisable common stock options under the 2000 and 2002 Plans at December 31, 2004:

                                                        Weighted    Number of  Weighted
            Remaining    Number of                       Average      Options   Average
             Range of      Options     Contractual      Exercise    Currently  Exercise
      Exercise Prices  Outstanding  Life (in Years)        Price  Exercisable     Price
   ------------------ ------------ --------------- -------------- ----------- ---------
       $0.50 - $0.60       480,000            6.74   $       0.55     480,000  $   0.55
       $1.30 - $1.45       155,000            7.59   $       1.33     115,000  $   1.35
                      ------------                                 ----------
                           635,000                                    595,000
                      ============                                 ==========

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

8.       WARRANTS

                                                Warrants        Weighted Average
                                                                  Exercise Price
                                          -------------------- -----------------

BALANCE, December 31, 2001 and 2002                          -   $             -
Warrants granted                                     4,123,200              0.69
                                          -------------------- -----------------
BALANCE, December 31, 2003 and 2004                  4,123,200   $          0.69
                                          ==================== =================

         The following table lists the common share warrants outstanding at December 31, 2004. Each warrant is exchangeable for one common share.

                          Quantity    Exercise Price              Expiry
                     ------------- ----------------- -------------------
                           200,000             $2.50       April 7, 2005
                         1,961,600             $0.45   December 23, 2007
                         1,961,600             $0.75   December 23, 2010
                     -------------
                         4,123,200
                     =============

         At December 31, 2004, only the warrants expiring in April 2005 were exercisable.


9.       PROVISION FOR INCOME TAXES

         The provision for income taxes consists of the following:

                                                2004             2003               2002
                                  ----- ------------ ---- ------------- --- ------------
CURRENT
US net operating loss carryback       $            -    $             -   $      (50,240)
                                  ------------------------------------------------------
                                                   -                  -          (50,240)
                                  ------------------------------------------------------

DEFERRED
Tax recovery based on statutory rates       (247,509)          (380,895)        (216,236)
Increase in valuation allowance              247,509            380,895          352,105
                                  ------------------------------------------------------
                                                   -                  -          135,869
                                  ------------------------------------------------------
Provision for income taxes            $            -    $             -   $       85,629
                                  ======================================================

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------

9.       PROVISION FOR INCOME TAXES - CONTINUED

         The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

                                                2004               2003
                                    ----------------    ---------------
DEFERRED TAX ASSETS (LIABILITIES)
   Net operating loss carryforwards  $       137,000     $      467,000
   Office equipment                            5,000             22,000
   Databases and domain names                278,000            211,000
   Capital loss carryforwards                      -             33,000
                                    -----------------------------------
                                             420,000            733,000
Valuation allowance                        (420,000)           (733,000)

      Net deferred tax asset         $             -     $            -
                                    ===================================

             No options were exercised in 2004 or 2003 requiring an income tax effect to be assessed. The exercise of nonqualified stock options in 2002 resulted in the recording of additional paid-in capital of $90,321 and recognition of an additional $90,321 of deferred tax assets related to a net operating loss carryforward.

             Upon continuation to Canada, all losses carried forward expired. As of December 31, 2004, the Company had available to offset future taxable income, net Canadian operating loss carryforwards of approximately $384,000. The carryforwards will begin expiring in 2014 unless utilized in earlier years.

             The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

             The provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian (2003 and 2002 - U.S.) statutory federal income tax rate to pretax income as a result of the following differences:

                                                2004               2003             2002
                                  ------------------ ------------------ ----------------
Statutory federal income tax rate               (36%)              (34%)            (34%)
Change in valuation allowance                    36%                37%              43%
Other                                            (-)                (3)               1
                                  ------------------------------------------------------
                                                  -%                 -%              10%
                                  ======================================================

================================================================================

STRATABASE INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS
(EXPRESSED IN US DOLLARS)

DECEMBER 31, 2004 AND 2003
--------------------------------------------------------------------------------


10.      COMMITMENTS AND CONTINGENCIES

         Lease commitments - The Company leased office space in Abbotsford, British Columbia, with monthly payments of approximately $1,350. The Abbotsford lease expired in February 2004. The Company currently pays the rent for its office on a month-to-month basis. Total rent expense under this lease was $20,669, $ 21,623 and $30,429 for the years ended December 31, 2004, 2003 and 2002, respectively.

         Management fees - The Company pays management fees for the services of its vice president at the rate of $5,000 (including Canadian Goods and Services Tax of 7%) a month. Compensation of $56,074 for the years ended December 31, 2004 and 2003, and $47,710 for the year ended December 31, 2002 has been recorded as management fees in the accompanying financial statements.


11.      SALES ACTIVITY

         The Company's sales were distributed geographically as follows:

                                                2004               2003             2002
                                  ----- ------------ ---- ------------- --- ------------
United States                         $            -    $         5,000   $      392,730
Canada                                             -                  -           37,510
                                  ------------------------------------------------------
                                      $            -    $         5,000   $      430,240
                                  ======================================================

              During 2003, the Company had one sale for $5,000 (2002 - $225,000) representing 100% (2002 - 52%) of total revenues.

12.      SUBSEQUENT EVENT

         On February 14, 2005, the Company issued a total of 1,000,000 units at $0.30 per unit, for aggregate proceeds of $300,000. Each unit consisted of one share of common stock, one Class A warrant and one Class B warrant. The Class A warrants are exercisable on February 14, 2007 for a period of five years at an exercise price of $0.50 per share of common stock and the Class B warrants are exercisable on February 14, 2008 for a period of four years at an exercise price of $0.80. The Company has the right, in its sole discretion, to accelerate the exercise date of the warrants, to decrease the exercise price of the warrants and/or extend the expiration date of the warrants.

                                   SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   STRATABASE

By /s/ Trevor Newton                                       Dated: April 21, 2005
----------------------------------------------------
Trevor Newton
Chairman, President, Chief Executive and
Operating Officer, Secretary and Treasurer




By /s/ Fred Coombes                                        Dated: April 21, 2005
----------------------------------------------------
Fred Coombes
Vice President of Corporate Development




         In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                        Chairman, President, Chief         Dated: April 21, 2005
/s/ Trevor Newton       Executive And Operating Officer, Secretary and Treasurer
-----------------
Trevor Newton
                        (Principal  Executive Officer and
                        Principal Financial Officer)


                        Vice President of Corporate Development
 /s/ Fred Coombes                                         Dated:  April 21, 2005
-----------------
Fred Coombes



                        Director
 /s/ Scott Praill                                         Dated:  April 21, 2005
-----------------
Scott Praill