Form 20-F
period 2005-12-31
STRATA OIL & GAS, INC.
filed 2006-06-01
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended_______December 31, 2005________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission file number: 333-104670

STRATA OIL & GAS INC.

(formerly Stratabase Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M O3K

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 22,109,944 shares outstanding as of December 31, 2005.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ____ Item 18 XXX

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)                 Yes ☐ No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2005

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors
Item 2.	Offer Statistics and Expected Timetable
Item 3.	Key Information
Item 4. Item 4A.	Information on the Company Unresolved Staff Comments
Item 5.	Operating and Financial Review and Prospects
Item 6.	Directors, Senior Management and Employees
Item 7.	Major Shareholders and Related Party Transactions
Item 8.	Financial Information
Item 9.	The Offer and Listing
Item 10.	Additional Information
Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Item 12.	Description of Other Securities Other Than Equity Securities

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15.	Controls and Procedures
Item 16.	Reserved

Part III

Item 17.	Not Applicable
Item 18.	Financial Statements
Item 19.	Exhibits

Financial Statements

Signature Page

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
Bluesky Formation

The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast

CHOPS	Cold Heavy Oil Production with Sand
Cretaceous Period	A period 144 to 65 million years ago
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
Drilling logs

Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to “Development” phase.

Jurassic Period	Between 206 and 144 million years ago
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land
Oil Sands	Sand, clay and rock material containing bitumen
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment.
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

INTRODUCTION

Strata Oil & Gas Inc. (formerly Stratabase Inc.) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to “Stratabase Inc.,” and continued to operate under the Canada Business Corporations Act.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. Our headquarters are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M O3K. The telephone number is (403) 668-6539. The Company’s web address is strataoil.com.

In this Annual Report, the “Company”, “Strata Oil & Gas Inc.”, “we”, “our”, and “us”, refer to Strata Oil & Gas Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.

BUSINESS OF STRATA OIL & GAS INC.

The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits. The Company has interests in a total of eight oil sands leases located in Northern Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“USD$” or “$”).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects”. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001. On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. During the remainder of 2005, we entered into eight oil sands leases in Alberta, Canada. These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2005. As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata
	Years Ended December 31,

	2005	2004	2003	2002	2001

Revenue	$ -	$ -	$ -	$ -	$ -
Expenses	2,003,105	347,072	491,562	880,568	234,774
Other income (expense), net	(16,589)	2,489	(169,175)	31,195	158,809
Loss from continuing operations	(2,019,694)	(344,563)	(660,737)	(849,373)	(75,965)
Income (loss) from discontinued operations	$ (64,916)	$ (350,296)	$ (366,539)	$ (65,272)	$ 497,211
Net income (loss)	$ (2,084,610)	$ (694,859)	$ (1,027,276)	$ (914,645)	$ 421,246
Basic and diluted income (loss) per share:
From continuing operations	$ (0.09)	$ (0.02)-	$ (0.04)	$ (0.05)	$ (0.00)
From discontinued operations	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.01)	$ 0.03
After discontinued operations	$ (0.10)	$ (0.04)	$ (0.06)	$ (0.06)	$ 0.03
Basic weighted average number of common shares outstanding (in millions)	21.6	19.8	16.1	15.9	14.7
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	N/A	16.2

Item 3. Key Information - continued

A. Selected Financial Data - continued

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata
	December 31,

	2005	2004	2003	2002	2001

Cash and cash equivalents	$ 74,436	$ 52,187	$ 509,180	$ 134,093	$ 1,265,457
Other current assets	6,638	5,329	14,674	113,836	46,386
Property and equipment, net	-	14,520	37,001	44,989	59,590
Other assets, net	-	-	243,701	690,120	675,027
Oil and gas property interests	128,733	-	-	-	-
Total assets	209,807	72,036	804,556	983,038	2,046,460
Current liabilities	57,229	34,729	64,933	66,455	901,125
Common stock	529,830	19,830	19,830	16,068	15,438
Other capital accounts	4,238,056	2,548,175	2,555,632	1,709,078	1,023,815
(Accumulated deficit) retained earnings	(4,615,308)	(2,530,698)	(1,835,839)	(808,563)	106,082
Total liabilities and stockholders’ equity	$ 209,807	$ 72,036	$ 804,556	$ 983,038	$ 2,046,460

Dividends

We have never paid or declared dividends on our shares of Common Stock.

Exchange Rates

Our Financial Statements, as provided under Items 8 and 17 and all dollar amounts presented in this Registration Statement, are presented in US dollars, unless otherwise expressly stated. For comparison purposes, exchange rates into U.S. dollars are provided. The following tables set forth the exchange rate as of the latest practicable date, high and low exchange rates for the months indicated and the average exchange rates for the reporting periods indicated, based on the noon U.S. dollar buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = U.S. $1.00).

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of April 26, 2006 was CDN $1.13 per U.S. $1.00.
Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low

March, 2006	1.17	1.13
February, 2006	1.16	1.14
January, 2006	1.17	1.14
December, 2005	1.17	1.15
November, 2005	1.20	1.17
October, 2005	1.19	1.17

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)

For the twelve months ended December 31, 2005	1.21
For the twelve months ended December 31, 2004	1.30
For the twelve months ended December 31, 2003	1.40

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATING TO OUR COMPANY

1.

We are an exploration stage company, with limited operating history, which raises substantial doubt as to our ability to successfully develop profitable business operations and makes an investment in our common shares very risky.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets to a private company controlled by Trevor Newton, our former president. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. As a result we have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations and have been focused on organizational, start-up, property acquisition, and fund raising activities. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

• our ability to raise adequate working capital;

• success of our development and exploration;

• demand for natural gas and oil;

• the level of our competition;

• our ability to attract and maintain key management and employees; and

• our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above. If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares trading on the OTC Bulletin Board.

2.	At this stage of our business, even with our good faith efforts, potential investors have a high probability of losing their investment.

Because the nature of our business is expected to change as a result of shifts in the market price of oil and natural gas, competition, and the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance.

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Bulletin Board. Investors may find it difficult to sell their shares on the OTC Bulletin Board.

3.	If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is sufficient to fund our anticipated operating needs of approximately $434,000 for the next twelve months. However for the period beyond the next twelve months, we will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.

We are heavily dependent on Manny Dhinsa, our CEO, President and Chairman. The loss of Mr. Dhinsa, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Manny Dhinsa, whose knowledge, leadership and technical expertise would be difficult to replace. Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. Effective May 15, 2006 we entered into a consulting agreement with Mr. Dhinsa under which Mr. Dhinsa will dedicate all of his time to the operations of the Company. We do not maintain any key person insurance on Mr. Dhinsa. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Dhinsa.

5.	Volatility of oil and gas prices and markets could make it difficult for us to achieve profitability and less likely investors in our common shares will receive a return on their investment.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil. The amounts of and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control. If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

• worldwide or regional demand for energy, which is affected by economic conditions;

• the domestic and foreign supply of natural gas and oil;

• weather conditions;

• domestic and foreign governmental regulations;

• political conditions in natural gas and oil producing regions;

• the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

• the price and availability of other fuels.

6.

Drilling wells is speculative, often involving significant costs that may be more than our estimates. Any material inaccuracies in drilling costs, estimates or underlying assumptions will reduce the profitability of our business and will negatively affect our results of operations.

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic.

7.	The natural gas and oil business involves numerous uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economical.

The natural gas and oil business involves a variety of operating risks, including:

• fires;

• explosions;

• blow-outs and surface cratering;

• uncontrollable flows of oil, natural gas, and formation water;

• natural disasters, such as hurricanes and other adverse weather conditions;

• pipe, cement, or pipeline failures;

• casing collapses;

• embedded oil field drilling and service tools;

• abnormally pressured formations; and

• environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

• injury or loss of life;

• severe damage to and destruction of property, natural resources and equipment;

• pollution and other environmental damage;

• clean-up responsibilities;

• regulatory investigation and penalties;

• suspension of our operations; and

• repairs to resume operations.

8.

If we commence drilling, the unavailability or high cost of drilling rigs, equipment, supplies, personnel and other services could adversely affect our ability to execute on a timely basis our development, exploitation and exploration plans within our budget.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

9.	We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

10.	If we commence drilling our oil and gas operations may expose us to environmental liabilities.

If we commence drilling and experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

11.	Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk. Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labour, and other risks are involved. We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure. Incurring any such liability may have a material adverse effect on our financial position and operations.

12.	The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control. For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls, or any combination of these and other factors, and respond to changes in domestic, international, political, social, and economic environments. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project. These changes and events may materially affect our financial performance.

13.	Our auditors’ opinion on our December 31, 2005 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $1,866,518 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2005. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

14.

Because we are organized under the Canada Business Corporations Act, enforcement of civil liabilities against us or our officers or directors may be difficult or impossible from outside the jurisdiction of Canada.

We are a corporation organized under the Canada Business Corporations Act. All of our directors and officers reside in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the

United States, it may be difficult for an investor to sue, for any reason, us or any of our officers or directors outside the United States. If an investor was able to obtain a judgment against us or any of our officers or directors in a United States court based on United States securities laws or other reasons, it may be difficult, if not impossible, to enforce such judgment in Canada.

15.	If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have two land packages in Alberta, Canada that were acquired through auction directly from the government of Alberta. The land packages are made up of a number of underlying individual leases. All of our leases require annual lease payments to the Alberta provincial government. See Item 4.D of the 20-F for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

16.

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

17.	We expect losses to continue in the future because we have no oil or gas reserves and, consequently, no revenue to offset losses.

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in next 12 months. The operating losses will occur because there are expenses associated with the acquisition of, and exploration of natural gas and oil properties which do not have any income-producing reserves. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

18.	Because we are in the exploration stage of operations of our business our securities are considered highly speculative.

We are in the exploration stage of our business. As a result, our securities must be considered highly speculative. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas and oil. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

19.	Since our directors work for other natural resource exploration companies, their other activities for those other companies could slow down our operations or negatively affect our profitability.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. In fact, our directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies. Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations. It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

RISKS RELATING TO OUR COMMON SHARES

20.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common shares.

21.

Our common shares are subject to the “Penny Stock” Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a “penny stock,” for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person’s account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
•

make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

•	sets forth the basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the “penny stock” rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

22.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

23.	Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

24.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

If we are a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash. U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

25.

Because the majority of our assets and all of our officers and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

A significant portion of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

RISKS RELATING TO THE CONTINUANCE

26.

Due to the Company changing its domicile on August 17, 2004 from the United States to Canada we may owe additional U.S. taxes as a result of the conversion if our conclusions relating to the value of our assets are incorrect.

For U.S. tax purposes, when we continued the company in Canada in the third quarter of 2004, it was treated as though we sold all of our property and received the fair market value for those properties. We were taxed on any income or gains realized on that “sale.” The fair market value of our assets was greater than our tax basis of our assets and as a result we had a taxable gain on the deemed “sale”.

In connection with the continuation, we reviewed our assets, liabilities and paid-up capital and the extent of our losses carried forward and believe that we do not owe any U.S. federal income taxes as a result of the conversion/continuance. Accordingly, we believe that no U.S. taxes are owing as a result of the proposed conversion. It is possible that the facts on which we based our assumptions and conclusions may be challenged by the Internal Revenue Service. In particular, our determination of fair market value was based upon a valuation of our assets and liabilities as of September 30, 2002. The value was determined based upon the cash flows projected to be generated by our intangible assets, discounted at a rate representative of an appropriate rate of return for an alternative investment of equivalent risk. This discount rate was estimated to be 25%. Underlying the valuation were key estimates of management’s projections of revenue and expenses for a six-year period which were based upon on further estimates and assumptions surrounding our cost structure, development of technology and continued market acceptance of our database products and pricing.

There are other valuation methodologies which, if employed, may have yielded a higher fair market value for our assets which would have resulted in a larger taxable gain. One such method is the “market capitalization method” where the implied value of our net assets is equal to the number of our common shares outstanding multiplied by the quoted market price of our common stock on the OTC Bulletin Board on the transaction date. Had the market capitalization method been applied, the valuation of our assets would have been substantially higher (as much as $9.6 million higher as of the September 30, 2002 valuation date) than the value determined using the discounted cash flow method and would have yielded significant taxable capital gains and taxes owing as a result of the continuance. Management assessed the two methods, but did not consider the “market capitalization method” an appropriate reflection of the value of our company as a whole. Our Company’s common stock is quoted on the OTC Bulletin Board, has a small public float and is relatively thinly traded. Because of these factors, we considered the quoted market price of our stock to be an unreliable measure of the fair value of our net assets and accordingly sought a more appropriate measure of value.

The valuation may be challenged by the Internal Revenue Service (“IRS”). Should the IRS disagree with the valuation methodology we used or any of our assumptions, they could reassess the deemed proceeds on the continuance to a higher amount. We may not have tax losses carried forward from prior years sufficient to cover any adjustments to the taxable gain required upon assessment by federal tax authorities. Should our losses be insufficient, the tax liability to our company could be significant and we may not have the available cash at that time to settle the liability owing. Should we be unable to settle any such liability, we may have to cease operations in which case our stockholders would likely loose their investment in our company.

Management believes the methodology, estimates and assumptions are not only reasonable but the most appropriate in these circumstances. Hence, we did not apply to the federal tax authorities (the Internal Revenue Service in the United States and the Canada Revenue Agency in Canada) for a ruling on this matter and do not intend to do so. We have also made certain other assumptions regarding the tax treatment of this transaction in order to reach our conclusions and it may be possible for some of these assumptions to be interpreted in a different manner which would be less favorable to us. You should understand that it is possible that the federal tax authorities will not accept our valuations or positions and claim that we owe taxes as a result of this transaction.

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. Our headquarters are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M O3K. The telephone number is (403) 668-6539. The Company’s web address is strataoil.com. The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits. The Company has interests in a total of eight oil sands leases located in Northern Alberta, Canada.

Continuance to Canada

We are presently incorporated under the Canada Business Corporations Act. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to “Stratabase Inc.,” and continued to operate under the Canada Business Corporations Act. “Continuance” is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the Canada Business Corporations Act, if the laws of its home jurisdiction allow for it and a resolution authorizing the continuance is approved by 66 2/3% of the company’s shareholders, the company may be “continued” as a Canadian corporation by filing of Articles of Continuance with the Director under the Canada Business Corporations Act. Under the corporate law of Nevada, this process is treated as a conversion of the outstanding shares of a Nevada company to shares of a Canadian company. The business and operations of Strata following the conversion were identical in most respects to our current business, except that we will no longer be subject to the corporate laws of the State of Nevada but are subject to the Canada Business Corporations Act. The Canadian company is liable for all the debts and obligations of the Nevada company, and the officers and directors of the company are the officers and directors of Strata. On August 17, 2004, Strata filed a Form 8-A with the SEC registering its securities under Section 12(g) of the Securities Act of 1933.

Discontinued Operations

Until the end of June, 2005 we had developed software which was designed to allow users to interface with and manage databases and customer relationships. On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets to a private company controlled by our former president. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a company (the “Purchaser”) controlled by its former president for $130,000. On July 11, 2005 a definitive agreement was completed and in exchange for the rights to all of its software, the Company received a non-interest bearing promissory note (the “Note”) which is due July 11, 2006. The Company has a lien and security interest in all of the assets that were acquired by the Purchaser.

The assets acquired by the Purchaser included all rights and use to the “Strata”, “Relata”, and “Resync” names, all rights and use of the trademarks, web pages, and domain names for “Strata”, “Relata”, and “Resync”, and all rights to the source code and related documentation for the “Relata” and “Resync” software. The value of the assets disposed of was based on the results of an evaluation prepared for the Company by an independent evaluator.

The entire outstanding principal amount of the Note may be converted, at the sole discretion of the Purchaser into the Purchaser’s no par value common shares (“Common Shares”), at any time prior to the maturity. The Purchaser may not convert less than the entire principal amount of the Note. The Purchaser shall not be permitted to convert this Note into Common Shares if there is an event of default which has not been cured and is continuing.

The Purchaser has at his sole discretion, the right to convert the promissory note to equity in his private company. If the Purchaser chooses to convert the promissory note to equity, it will be converted into shares of his company at market value. The promissory note is secured by all of the assets acquired by the Purchaser. The Purchaser may assign his rights under the purchase agreement, provided that the terms of sale of the software assets to such alternate buyer or assignee will remain substantially the same as described above.

The results of operations of the software operations have been segregated in the financial statements as discontinued operations for the current and prior periods.

B. Business Overview

HISTORICAL CORPORATE DEVELOPMENT

The Company was originally a United States incorporated software development company. In August 2004 the Company formally completed the process of becoming a Canadian based company and on June 29, 2005 the Company sold all of its interests in its software assets and became a business engaged in oil and gas exploration.

The Company currently has interests in oil sands properties located in the Wabasca and Peace River areas of Northern Alberta, Canada. A description of the Company’s properties is set out below.

The Company is an exploration stage company and there is no assurance that a commercially viable oil or gas deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

The Company has an interest in eight oil sands leases in northern Alberta, Canada. Seven of the leases are in the Peace River Oil Sands area and one is located in the Wabasca (a.k.a. Wabiskaw) Oil Sands region.

MATERIAL EFFECTS OF GOVERNMENT REGULATION

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations. The oil and gas leases currently leased by the Company are owned by the Province of Alberta and are managed by the Department of Energy. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

• location and density of wells;

• the handling of drilling fluids and obtaining discharge permits for drilling operations;

• accounting for and payment of royalties on production from state, federal and Indian lands;

• bonds for ownership, development and production of natural gas and oil properties;

• transportation of natural gas and oil by pipelines;

• operation of wells and reports concerning operations; and

• taxation.

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations enough to possibly force us to cease our business operations.

ANTICIPATED CHANGES TO FACILITIES AND EMPLOYEES

Management of the Company anticipates no changes to either facilities or employees in the near future.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties may be in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Alberta throughout the year because seasonal changes in the weather. If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

If we commence drilling, shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas may also decrease the availability of rigs. We do not have any contracts with providers of drilling rigs and, consequently we may not be able to obtain drilling rigs when we need them. Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

COMPETITION

The natural gas and oil exploration industry is intensely competitive, highly fragmented and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our offices are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M O3K. The office is leased on a month-to-month basis. We believe that the facilities will be adequate for the foreseeable future. All costs described in this section are stated in U.S. dollars as converted from Canadian dollars. Accordingly, the costs may vary to some degree with the currency exchange rate.

OIL SANDS LEASES

The Company has an interest in eight oil sands leases in northern Alberta, Canada. Seven of the leases are in the Peace River Oil Sands area and one is located in the Wabasca (a.k.a. Wabiskaw) Oil Sands region.

Oil Sands Background

Oil Sands refer to unconsolidated, bitumen-saturated sands containing varying amounts of clay and rock material. The bitumen content refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions. As a result, it cannot be recovered from a conventional well the way lighter oil is most often produced. The oil sands are contained in three major areas beneath an approximate 140,800 square kilometres (54,363 square miles) of north-eastern Alberta - an area larger than the state of Florida. As of December 2002, according to the Alberta Department of Energy, these three areas, Athabasca/Wabasca, Peace River, and Cold Lake, contained 1.6 trillion barrels of bitumen in-place, of which 174 billion barrels are proven reserves that can be recovered using current technology.

These deposits contain a significant amount of oil but until recently the cost of extraction has created a barrier to economic development. Extraction of oil from oil sands requires technologically intensive activity and the input of significant amounts of energy to exploit the oil sands deposits. There are two main types of oil sands production methods: mining and in-situ. Oil sands mining is accomplished using an open pit operation whereby the oil sands are dug up and trucked to a processing facility. For oil sands reservoirs too deep to support economic surface mining, some form of in-situ recovery is required to produce bitumen. In-situ production is similar to that of conventional oil production where oil is recovered through a well. The Alberta Energy and Utilities Board estimates that 80 percent of the total bitumen ultimately recovered will be with in-situ techniques. Numerous in-situ technologies have been developed that apply thermal energy to heat the bitumen and allow it to flow to the well bore.

There are some oil sands reservoirs where primary or “cold” production is possible. The lighter bitumen in these areas can flow towards a well and bitumen production can be enhanced by the co-production of sand, thereby creating a downhole cavity around the well bore which facilitates the flow of oil towards the well. This type of production technology is commonly called cold heavy oil production with sand (“CHOPS”). While this type of bitumen is marginally lighter and less viscous than the conventional bitumen found in mineable and other in-situ reserves, it is also slightly heavier than the conventional “Heavy Oil” reservoirs produced in the “heavy oil belt” region, located around the central Alberta - Saskatchewan border. Another production technology, which may be suitable for some of the lighter oil sands reservoirs is the use of horizontal well bores. Horizontal production wells, which have been drilled up to more than 2 kilometers away from their surface locations, have been successfully applied to cold in-situ bitumen production, where it is suitable. In general, open pit oil sands mines are found in central Athabasca deposits, while in-situ bitumen production technology is used in the Cold Lake, south Athabasca, and Peace River deposits, where the overburden thickness exceeds 50 meters.

Oil in oil sands is found mainly in high porosity quartz arenites to arkosic sands that cover large areas and lie up-dip from the purported source rocks to the southwest. There are also vast amounts of heavy oil as well in fractured carbonate rocks of 10-14% porosity underlying a large triangular region of north central Alberta. In addition, there is a large amount of heavy oil in a series of thinner blanket sands and channel sands extending all the way from Suffield Alberta to zones overlying the Cold Lake Oil Sands near Bonnyville, and extending well into Saskatchewan. The latter deposits called the ‘heavy oil belt” are the sites of the most development attention because the oil is less viscous and it can be produced using either CHOPS or horizontal well technology.

The source rocks for the oil sands are from the Cretaceous and Jurassic shales in the Alberta Syncline. Rapid sedimentation of organic rich argillaceous material caused large flow volumes to be generated as the result of compaction. Deep burial of the kerogeneous source rocks allowed organic diagenesis to occur resulting in the generation of oil and gas from the kerogen. The oil sands are 98% un-cemented (unconsolidated sandstones). The ingress of bitumen has essentially stopped diagenetic processes and the sands do show strong evidence of the early effects of pressure solution and recrystallization but true cementation is quite rare as are significant calcite cemented zones.

MAP OF ALBERTA OIL SANDS LEASES

Oil Sands Agreements
Oil Sands Agreement
Surface Mineable Area
Oil Sands Area
Base Data
Municipality
National Park
Indian Reserve
Hydrography
Metis Settlement
Major Highway
Military Reserve
Transverse Mercator Projection (10TM)
North American Datum 1983 (NAD83)
Source Information:
Agreements: Department of Energy (LSAS)
OS Boundaries: Department of Energy
Base Data provided by Spatial Data Warehouse Ltd.
Disclaimer:
The data represented on this map is compiled from various government and third party sources and is for general information only. Users are responsible for verifying the data before making decisions based on this map.
Date: July 28, 2006
Author: GIS Mapping & Data Services (JS)
1:1,500,000
0 10 20 40 60 80
Kilometres
ENERGY
Policy, Planning and External Relations
Northwest Territories
British Columbia
Saskatchewan
Wood Buffalo National Park
ATHABASCA OIL SANDS AREA
PEACE RIVER OIL SANDS AREA #2
PEACE RIVER OIL SANDS AREA #1
SURFACE MINEABLE AREA
Fort McMurray
Edmonton
Calgary
Red Deer
Lethbridge
Medicine Hat
Lloydminster
Fort Saskatchewan
St. Albert
Leduc
Camrose
Airdrie
Grande Prairie
Jasper National Park
Banff National Park
Waterton Lakes National Park
Elk Island National Park
Paddle Prairie
East Prairie
Peavine
Gift Lake
Buffalo Lake
Kikino
Elizabeth
Fishing Lake
C.F.B. Suffield
C.F.B. Wainwright
SIXTH MERIDIAN
FIFTH MERIDIAN
FOURTH MERIDIAN

DROWNED AREA OIL SANDS LEASE

Acquisition of Interest

On September 7, 2005 the Company acquired a 100% interest in Alberta Oil Sands Lease #7400100011 (the ‘Drowned Property’). The rights to the Drowned Property were acquired for a payment of CDN $25,000 (USD $20,635) as well as other closing costs of CDN$9,874 (USD $8,150). The Drowned Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease gives the Company the right to explore the Drowned Property covered by the lease.

Strata’s acquisition of the Drowned Property lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. In addition, the Company must pay the province of Alberta CDN $1,792 (USD $1,532) per year to maintain its right to the lease. The lease is subject to a royalty payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Location

The Drowned Property lies near the southern edge of the Wabasca Heavy Oil/Oil sands field in west Athabasca.

Lease Number	Hectares	Townships	Range	Section

7400100011	512	75, 76	23	1 and 36

Drowned Project Lease Information

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada. The lease is a fifteen year lease and expires on October 4, 2015.

Lease Number	Hectares	Rent / Hectare	Total Annual Rent

7400100011	512	CDN $3.50 (USD $2.99) per year	CDN $1,792 (USD $1,532) per year

Regional Geology

Regionally, the Wabiskaw Reservoir consist of three overlapping en-echelon sand bodies interpreted as shoreface sand which coarsen upwards from shale to fine sand. The three bodies are informally referred to as Wabiskaw “A” Sand, Wabiskaw “B” Sand, and Wabiskaw “C” Sand. The three bodies are separated from each other by shales and each has proven to be correlatable and mappable over a wide area. All three bodies contain bitumen but only the bitumen sand of the Wabiskaw “A” is being cold produced at the present time. The “B” and “C” are generally thinner and contain smaller bitumen accumulations.

Gas and water are also significant components of the reservoir fluids in the Wabiskaw sands. Several associated gas fields are currently in production. There may be a distinct basal water leg below the bitumen. This is especially true in the southwestern part of the Wabiskaw reservoirs.

The deposit lies above the western part of the Athabasca oil sands and extends westward somewhat beyond the McMurray Formation edge. In many regions, the Wabasca is oil rich and it overlies the McMurray forming two stacked reservoirs. Detrital matter arrived mainly from the west but mixed with a small component of sediments from the shield. The bitumen is highly viscous and is at a depth of 100 to 700 meters. The Wabasca is classified as the lowest Member of the Clearwater Formation and therefore overlies the McMurray Formation. The reservoir and the thickness of oil saturated material vary from 0 to 10 meters.

Property Geology

Several pre-existing bore holes indicate that neither the Wabiskaw “A” sand nor the Wabiskaw “B” sand is present on the Company’s Drowned Property, although it appears that 0 to 4 meters of a thin bitumen-bearing Wabiska “C” sand may be present. In addition, the McMurray Formation is present beneath the Wabiskaw and fills a local north-south oriented valley system incised into the older limestone basement. These McMurray valley filled sediments appear to be complex, consisting mainly of water-bearing silts and clays, and hold only minor, discontinuous, bitumen-bearing sands of an unknown quality. The Wabiskaw and McMurray sands lie at a depth of 550 to 600 meters and the Grand Rapids reservoir lies at a depth of 425 to 500 meters.

Previous Work

The Drowned Project has had four wells drilled on it for gas exploration. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.

Planned Work by the Company for 2006

The Company has completed an initial geologic assessment and is in the process of completing an economic assessment which involves formally determining if an estimate of a reserve or resource can be determined.

PEACE RIVER OIL SANDS LEASES

Acquisition of Interest

On December 15, 2005 the Company entered into a series of leases with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain properties in the northern region of Alberta. The leases are known as Alberta Oil Sands Leases L0312, L0313, L0314, L0315, L0322, L0325, and L0326 (the “Peace River Property”). The leases were sold to the Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government CDN $101,100 (USD $87,266) and upon entering into the leases and agreed to pay to the Alberta government an annual payment of CDN $37,632 (USD $32,164) for the leases.

The Peace River Property consists of a total of 10,752 hectares (more than 26,000 acres) of land in a region of northern Alberta known as Peace River. The lease is subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue..

Location

The Peace River Property lies on the southern edge of the Peace River oil sands field in Alberta.

Lease Number	Hectares	Townships	Range	Section

7405120312	1,600	78	16	1-6, 9SE
7405120313	1,536	78	17	11-14
7405120314	1,536	78	17	21,22,27,28,33,34
7405120315	1,536	78	18	19,30,31
		78	19	24,25,36
7405120322	1,472	79	18	19,20,29-31,32N, SW
7405120325	1,536	80	19	1,2,11-14
7405120326	1,536	80	19	3,4,9,10,15,16

Peace River Project Lease Information

The Peace River Property is comprised of seven leases with the government of the province of Alberta, Canada. The leases are fifteen year leases that expire on December 15, 2020.

Lease Number	Hectares	Rent / Hectare	Total Annual Rent

7405120312	1,600	CDN $3.50 (USD $2.99) per year	CDN $5,600 (USD $4,786) per year
7405120313	1,536	CDN $3.50 (USD $2.99) per year	CDN $5,376 (USD $4,595) per year
7405120314	1,536	CDN $3.50 (USD $2.99) per year	CDN $5,376 (USD $4,595) per year
7405120315	1,536	CDN $3.50 (USD $2.99) per year	CDN $5,376 (USD $4,595) per year
7405120322	1,472	CDN $3.50 (USD $2.99) per year	CDN $5,152 (USD $4,403) per year
7405120325	1,536	CDN $3.50 (USD $2.99) per year	CDN $5,376 (USD $4,595) per year
7405120326	1,536	CDN $3.50 (USD $2.99) per year	CDN $5,376 (USD $4,595) per year

			CDN $37,632 (USD $32,164) per year

Regional Geology

The Peace River Reservoir consists of a complex stratigraphy similar in nature to the Athabasca Deposit to the east. These are thought to comprise fossil estuarine systems where the best reservoirs are contained in tidal inlet and barrier sands. Secondary reservoir targets may be tidal delta, bayhead delta, tidal channel, and tidal flat sands. Structurally, the Peace River strata dip to the southwest and the elevation of the bitumen-bearing interval lies between 50 and 100 meters below sea level or at a depth of between 680 to 790 meters below the surface.

Property Geology

The geology of the Company’s Peace River Property appears more favorable and offers somewhat greater economic potential than the Company’s Drowned Property. There are two potentially clean reservoir sand trends, an upper and a lower sand, in the northern part of the regional areas around leases 0322, 0325 and 0326. Water is a significant component of the reservoir fluids, as observed regionally around the Company’s Peace River Property from geophysical well logs. Although there appears to be no top water and very little associated gas in the regional area, the relative location and thickness of water-bearing sand legs can have a detrimental effect on bitumen production and is undesirable when considering production.

Previous Work

Former lease holders have drilled a total of 21 wells on the Company’s Peace River Property. Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs. Many of the well logs indicated poor bore hole integrity over the Bluesky-Gething bitumen interval which can effect the quality of the well logs. The logs and core indicate the presence of bitumen in generally low grade quantities over the regional area. However some areas, particularly around the northern leases 0325 and 0326 lie within a trend with maximum net bitumen thickness of 12 to 17 meters, although not always in continuous intervals. Currently, only lease 0326 has a well that contains gas in the Peace River reservoir interval.

Planned Work by the Company for 2006

The Company has completed an initial geologic assessment and is in the process of completing an economic assessment which involves formally evaluating if an estimate of the reserve resource can be determined. Depending on the results of the above assessment, we will analyze the available geophysical data and select targets for vertical test wells.

Estimated Reserves of Crude Oil and Natural Gas

We began our oil and gas operations on July 1, 2005, pursuant to our change of business approved at our Annual and Special Meeting on June 29, 2005. Subsequent to this date, we acquired interests in eight leases.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. At this time, we have not yet commissioned an engineering study to determine proven and probable reserves and, thus, have no such reportable reserve information.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended December 31, 2005, 2004, 2003. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in section 3.D. above.

A. Overall Performance

The following table sets forth the audited consolidated statement of operations data for Strata for the fiscal years indicated:

	Strata
	Years Ended December 31
	2005	2004	2003
Expenses	$ 2,003,105	$ 347,072	$ 491,562
Other income (expenses)	(16,589)	2,489	(169,175)
Loss from continuing operations	(2,019,694)	(344,563)	(660,737)
Loss from discontinued operations	$ (64,916)	$ (350,296)	$ (366,539)
Net loss	$ (2,084,610)	$ (694,859)	$ (1,027,276)
Net loss per share:
From continuing operations	$ (0.09)	$ (0.02)	$ (0.04)
From discontinued operations	$ (0.01)	$ (0.02)	$ (0.02)
After discontinued operations	$ (0.10)	$ (0.04)	$ (0.06)
Weighted average number of common shares outstanding (in millions)	21.6	19.8	16.1

Year ended December 31, 2005 compared to year ended December 31, 2004:

RESULTS OF OPERATIONS

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. The Company acquired its first oil sands property in September 2005 and as a result has only recently commenced its oil and gas exploration activities. The net loss from discontinued operations relates to the Company’s former business operations of software development.

During the year ended December 31, 2005, we incurred a net loss of $2,084,610 compared to a net loss of $694,859 for the year ended December 31, 2004. Included in the 2005 loss is a loss from discontinued operations of $64,916 from our previous technology business (ceased on June 29, 2005) compared to a 2004 loss from discontinued operations of $350,296.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2005 or 2004. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $2,019,694 for the year ended December 31, 2005 compared to a loss from continuing operations in 2004 of $344,563, an increase of $1,675,131. A substantial portion of the increase in loss from continuing operations related to the recognition of $1,691,671 in stock-based compensation for the grant of stock options in 2005 whereas no stock options were granted in 2004. As the options were granted to non-employees, the options were revalued at December 31, 2005 resulting in a substantial increase in the compensation expense due to the increase in the Company’s share price. The options will continue to be re-valued until the options vest. For 2005, the net loss from continuing operations is largely comprised of costs incurred during the transition stage while the Company moved from a software business to oil and gas exploration. Aside from stock option compensation, our expenses are comparable to 2004 with an overall decline over the 2004 fiscal year. Salaries and benefits have increased in conjunction with the change of business as well as transition from the previous technology business. However, consulting fees have declined from $75,577 in 2004 to $52,771 in 2005 due to the termination of a consulting contract effective August 31, 2005, which was in effect for a full twelve months of 2004. Also contributing to the decline in expenses was a decline in professional fees from $79,294 in 2004 to $46,921 in 2005. The decline in costs is the result of our change in 2004 from being a domestic issuer to a foreign private issuer and costs incurred while a domestic issuer relating to the transition and the filing of quarterly reports.

DISCONTINUED OPERATIONS

Loss from discontinued operations in 2005 was $64,916 compared to $350,296. The reduction in the net loss from discontinued operations was due to the fact that the balance for 2004 includes an entire twelve months while 2005 includes only six months (January 1, 2005 to June 30, 2005). In addition, the Company was not as active in its development efforts during the first part of 2005 compared to the effort undertaken in 2004. Lastly, remaining databases and domain names were amortized in 2004 in the amount of $243,701, reducing the net book value of such assets to Nil. Accordingly, there was no amortization of these assets in 2005.

No revenues were recognized from discontinued operations in 2005 or 2004.

INTEREST AND OTHER INCOME (EXPENSE)

The Company recognized $26,444 in interest expense in 2005. On August 24, 2005 the Company borrowed $1,000,000 from a single lender (the ‘Lender’). In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note was due and payable in full one year from the date of the loan, but could be prepaid at anytime without penalty. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company issued to the Lender 120,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated August 24, 2005. The Company repaid the loan and accrued interest of $26,301 on December 22, 2005. Upon repayment, the 120,000,000 common shares granted to the Lender as security were returned to the Company and the shares were extinguished. The balance of the interest expense relates to a $20,000 bridge loan that the Company repaid on December 9, 2005.

Year ended December 31, 2004 compared to year ended December 31, 2003:

RESULTS OF OPERATIONS

During the year ended December 31, 2004, we incurred a net loss of $694,859 compared to a net loss of $1,027,276 for the year ended December 31, 2003. Included in the 2004 loss is a loss from discontinued operations of $350,296 from our previous technology business (ceased on June 29, 2005) compared to a 2003 loss from discontinued operations of $366,539. Our loss for 2004 decreased substantially over 2003 due to the change in our business such that we have minimized our work force and shut down operations located in Vancouver. Also included in the loss for the twelve months ended December 31, 2003 is a $171,206 provision for impairment against amounts lent (and unpaid interest) to Advanced Cell Technology (“ACT”).

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $344,563 for the year ended December 31, 2004 compared to a loss from continuing operations of $660,737. General and administrative expenses declined from $491,562 in 2003 to $347,072 in 2004 largely attributable to the decline in our professional fees (from $171,478 in 2003 to $79,294 in 2004) due to the initial filing in 2003 of our registration statement in connection with our continuation into Canada.

As well, interest and other income (expense) decreased from a net expense of $169,175 for the year ended

December 31, 2003 to $2,489 in income for 2004. Amounts for 2003 largely reflect the provision for a loan impairment of $171,206 while the current period relates to interest earned. Our loan came due on April 30, 2003 without payment or settlement. Due to uncertainty as to the amount and timing of collection, we have recognized in 2003 a provision for impairment of this loan in the amount of $171,206.

DISCONTINUED OPERATIONS

Loss from discontinued operations in 2004 was $350,296 compared to $366,539 in 2003. The decrease in 2004 is primarily related to a decrease in amortization expense on our database and domain names. Research and development in both years related to the development of our proprietary software for future sale. Such costs in 2004 and 2003 substantially consist of salaries and wages for our development staff.

No revenues were recognized from discontinued operations in 2004, while only $5,000 was recognized as revenue in 2003.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2005	2004	2003
Cash and cash equivalents	$ 74,436	$ 52,187	$ 509,180
Working capital	23,845	22,787	458,921
Net cash provided by (used in)
Operating activities	(357,228)	(446,700)	(472,987)
Investing activities	(128,733)	(2,836)	(2,242)
Financing activities	510,000	-	860,016

As of December 31, 2005, we had $74,436 in cash, an increase of $22,249 from December 31, 2004. The increase in cash is substantially due to two private placements completed by the Company during 2005. On February 14, 2005 the Company issued 2,000,000 units for proceeds of $300,000 and on November 15, 2005 the Company issued 280,000 units for proceeds of $210,000. Offsetting the cash inflows from financing in 2005 was cash used to fund operating activities of $357,228, and cash used for investing activities of $128,733. For the period from January 1, 2006 to May 26, 2006 the Company received $632,990 from the exercise of stock options. Management believes that the funds from the exercise of the stock options is sufficient to fund the Company’s planned operations for at least the next twelve months. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2005 was $357,228 compared to $446,700 in 2004. While the net loss in 2005 was substantially higher in 2005 ($2,084,610) compared to 2004 ($694,859), a significant portion of the 2005 loss consists of a non-cash item related to stock-based compensation of $1,691,671. There was no stock-based compensation recognized in 2004. Offsetting the effect of stock-based compensation was higher depreciation and amortization in 2004 of $269,018 compared to $14,520 in 2005. Lastly, the timing of payment of accounts payable and accruals affects cash flow from operations as our accounts payable and accruals have increased by approximately $22,500 over 2004.

Investing activities in 2005 totaled $128,733 related to the Company’s acquisition of two oil sands properties in northern Alberta. In 2004, we purchased $2,836 of computer equipment. The Company did not purchase any office or computer equipment in 2005. Net cash from financing activities in 2005 relates to the closing of the two private placements for total proceeds of $510,000. During 2005, the Company received and subsequently repaid two loans. One loan of $1,000,000 was repaid on December 22, 2005 and the other loan of $20,000 was repaid on December 9, 2005. There were no financing activities in 2004.

Net cash used in operating activities during the twelve months ended December 31, 2004 was $446,700 compared to $472,987 during the year ended December 31, 2003. Although the net loss in 2003 ($1,027,276) was higher than in 2004 ($694,859), we used less cash on operations in the current year largely due to two non-cash items. In 2003, we had a provision for loan impairment of $171,206 related to the loan to ACT. In addition, amortization expense relating to our investment in acquired databases and domain names, and other property and equipment decreased from $303,923 in 2003 to $269,018 in 2004. The other significant factor was that unlike 2004, recoverable taxes of

$62,844 were recognized in 2003.

In 2004, we purchased $2,836 of computer equipment. During the year ended December 31, 2003, we made purchases of domain names totaling $1,014 and computer equipment of $1,228. There were no financing activities in 2004 while in 2003 we completed a private placement for proceeds of $860,016.

Cash flows above include cash flows related to our discontinued technology business. During the years 2003 to 2005, we have invested minimally in investing activities relating to the technology business. There were no sources of cash specifically related to discontinued operations except for one sale in 2003 totaling $5,000. We expect to receive proceeds of $130,000 in 2006 relating to the sale of the technology business resulting from the note receivable due from a company controlled by our former president. During the years ended December 31, 2005, 2004 and 2003, we incurred a loss from discontinued operations of $64,916, $350,296 and $366,539, respectively. Included in these amounts is amortization totaling nil, $243,701 and $276,227, respectively. Our previous business was primarily financed with proceeds of equity. We expect our oil and gas operations to similarly be financed by equity.

We had cash of $74,436 as of December 31, 2005. We anticipate that we will incur through the end of our next fiscal year:

•	$266,400 in connection with property lease payments, work expenditures and the initial geological analysis of the Company’s oil sands properties;

•	$167,600 for operating expenses, including working capital, salaries, general and administrative, professional, legal and accounting expenses.

We have no long-term debt. As a result of the disposition of our software assets, we have reduced our expenses by downsizing staff and terminating our research and development. In 2006 our most significant expense is expected to be for the exploration of our oil and gas properties. We believe that our available cash will be sufficient to fund our working capital requirements for the next twelve months. If we are to continue to explore and develop our oil sands properties, we will require additional funding in the future. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

Critical Accounting Estimates:

The preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

The Company follows the full cost method of accounting for natural gas and oil operations. Under the full cost method all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are initially capitalized into cost centers on a country-by-country basis. The Company’s current cost centers are located in Canada. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities. Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers. The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether an impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

 During the years ended December 31, 2005, 2004 and 2003 no property impairment adjustments were recorded.

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (‘‘SFAS 143’’), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed, the Company will accordingly update its assessment. At December 31, 2005, the Company has only recently acquired its property interests, performed minimal exploratory work on the properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in the December 31, 2005 financial statements.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model with revaluation on a quarterly basis. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2005.

On April 30, 2003, our note receivable from ACT came due and was not repaid. Senior management of ACT has advised us that steps are being taken to settle the outstanding note receivable in full. Management has considered the likelihood of full collection of principal and interest in light of the plans laid out by ACT and has recorded a provision for impairment in its 2003 Statement of Operations for the $150,000 principal amount and $21,206 of unpaid interest to December 31, 2002. The Company has been pursuing ACT for full collection of the amount outstanding, but at December 31, 2005 the ultimate amount recoverable and the timing is indeterminable.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels, i.e. in the 2%-5% range.

Impact of Foreign Currency Fluctuations

We hold our cash reserves in Canadian dollars. We incur the majority of our expenses and capital expenditures also in Canadian dollars. Therefore, an increase or decrease in the value of the Canadian dollar versus the U.S. dollar would have a minimal effect on us.

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta. Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors. There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us, however, there has been no material impact on us from changes to such laws in the past three fiscal periods.

C. Research and development, patents, and licenses, etc.

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2005 and December 31, 2004 or of the date of this report.

F. Contractual obligations

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property leases	$ 15,320	$ 1,532	$ 3,064	$ 3,064	$ 7,660
Peace River property lease	$482,460	$32,164	$64,328	$64,328	$321,640
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$497,780	$33,696	$67,392	$67,392	$329,300

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $1,532. The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is comprised of seven leases with the government of the province of Alberta, Canada requiring annual lease payments of $32,164. The leases are fifteen year leases that expire on December 15, 2020.

At December 31, 2005, the Company had trade payables and accrued liabilities of $57,229. All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and designers upon whose work the Company is dependent of Strata are as follows:

Name	Position	Position Held Since
Manny Dhinsa	President, Secretary, Treasurer, Chief Executive Officer	August 19, 2005
Pratt Barndollar	Director	October 12, 2005
Charlie Perity	Director	January 1, 2006
Scott Praill	Director	October 23, 2002
Pol Brisset	Director	August 23, 2005

The following summarizes certain biographical data concerning the directors and senior management of Strata:

MANNY DHINSA, age 34, is an accomplished petroleum geologist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana’s natural gas resource in the Greater Sierra play. Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

PRATT BARNDOLLAR, age 47, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career. He has broad US and international experience in prospect evaluation, operations and planning and is currently the President of Napa Energy Ltd. Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997. Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering. His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

CHARLIE PERITY, age 50, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career. He currently serves as Senior Geologist for Terracon Geotechnique of Calgary where much of his work is focused on oil sands projects. Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002. Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990. Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

SCOTT PRAILL, age 40, has served on our Board of Directors of Strata since October 2002. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse, where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure; preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities; evaluating public company operating results through financial statement and financial ratio analysis; and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill was the director of finance for Inflazyme Pharmaceuticals. Mr. Praill is currently a self-employed financial consultant. Mr. Praill is also currently a Director of American Goldrush Corporation, a privately held mining company. Mr. Praill has earned the following designations: Chartered

Accountant (BC, 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

POL BRISSET, age 31, is a Calgary-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata. Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

Our directors have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal.

There are no family relationships between any directors or executive officers. There are no arrangements or understandings pursuant to which any director or member of senior management was selected as a director or member of senior management.

B. Compensation

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2005	0	0	0	0	0	0
		2004	0	0	0	0	0	0
		2003	0	0	0	0	0	0

Trevor Newton (2)	Director, President, Secretary, and Treasurer	2005	60,000	0	0	0	0	0
		2004	90,000	0	0	0	0	0
		2003	90,000	0	0	0	0	0

Fred Coombes (3)	Vice President	2005	40,000	0	0	0	0	0
		2004	56,074	0	0	0	0	0
		2003	56,074	0	0	0	0	0

(1)

Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005. Commencing May 15, 2006, Mr. Dhinsa will receive CDN$10,000 (USD $9,090) per month in consulting fees. Mr. Dhinsa also received 400,000 stock options exercisable into common shares at $0.22 per option until expiry on August 24, 2015.

(2)

Trevor Newton was receiving an annual salary of $90,000 per year. Mr. Newton resigned August 19, 2005. He received salary to the end of August 2005. Mr. Newton also received 1,000,000 stock options exercisable into common shares at $0.205 per option until expiry on August 5, 2015. No stock options were granted to Mr. Newton in 2004 or 2003.

(3)

Fred Coombes was being paid $5,000 in consulting fees by the Company until his resignation on August 23, 2005. Mr. Coombes also received 1,000,000 stock options exercisable into common shares at $0.205 per option until expiry on August 5, 2015. No stock options were granted to Mr. Coombes in 2004 or 2003.

Stock Option Grants for the Year Ended December 31, 2005

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Option	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
Manny Dhinsa	400,000	12.5%	$0.22	8/24/05	8/24/15	$0.22
Trevor Newton	1,000,000	31.25%	$0.205	8/5/05	8/5/15	$0.205
Fred Coombes	1,000,000	31.25%	$0.205	8/5/05	8/5/15	$0.205
Pol Brisset	200,000	6.25%	$0.22	8/24/05	8/24/15	$0.22
Scott Praill	200,000	6.25%	$0.22	8/24/05	8/24/15	$0.22

During the years ended December 31, 2005 and December 31, 2004, we paid to our former President and CEO an annual salary of $90,000 per year and we paid to our former Vice President, Corporate Development annual fees of, $56,074 per year. These individuals resigned on August 19 and 23, 2005 respectively. The proportionate amounts paid to these two individuals in 2005 were $60,000 to our former President and CEO and $40,000 to our former Vice President. The total amount set aside or accrued for the year ended December 31, 2005 to provide for severance, retirement and similar benefits for such persons was $Nil.

In August 2005 our former President and CEO, and our former Vice President were each granted 1,000,000 common stock options at a price of $0.205 per option for providing their ongoing services relating to our oil sands business. Our current President was granted 400,000 common stock options and two of our Directors, Scott Praill and Pol Brisset were each granted 200,000 common stock options. All of these options were at a price of $0.22 per option. Our other two Directors, Pratt Barndollar and Charlie Perity were not granted stock options but they each receive $500 per month for serving as Directors of our Company. Mr. Perity’s monthly fee is denominated in Canadian dollars. Mr. Barndollar received $1,500 in 2005 as he was appointed on October 12, 2005 while Mr. Perity did not receive any payments in 2005 as he was appointed on January 1, 2006.

On May 15, 2006 Mr. Dhinsa agreed to dedicate 100% of his time to the business of Strata. He is to receive Canadian $10,000 (USD - $9,090) per month for his services. The agreement can be terminated with one month’s notice and does not provide for severance of any kind.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Barndollar and Mr. Perity each have a service contract providing for payment of $500 per month for their services as Directors of our Company. Mr. Perity’s agreement is denominated is Canadian dollars. The agreements are to remain in effect as long as the two individuals continue to serve as Directors. The agreements do not provide for any termination benefits of any kind.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company’s external auditors relating to the Company’s accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company’s internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company’s external auditors. The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

The Board has established an Option Committee and a Compensation Committee, each consisting of Messrs. Dhinsa and Brisset. The Option Committee recommends and grants options to individuals under the option plans adopted by the company. The Compensation Committee recommends and grants compensation to individuals who work for the company.

The Board does not have a nominating committee, the functions of which are performed by the Board.

6.D. Employees

As of December 31, 2005, 2004 and 2003 we had 1, 3, and 3 full-time employees respectively, including Mr. Dhinsa, Chairman of the Board, President, Secretary, Treasurer and CEO. Mr. Dhinsa supervises the company’s operations. It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. Commencing May 15, 2006 Mr. Dhinsa will be dedicating 100% of his time working for the Company. We currently outsource to outside geologists on an as-needed basis.

E. Share Ownership

As of May 26, 2006 Management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock. The table below indicates as of May 26, 2006 the share ownership of each of our officers and directors and all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 24,571,944 shares of common stock issued and outstanding, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers, Directors,
And 5% Shareholders	Number of Shares		Beneficial Ownership (%)

Manny Dhinsa	6,666	(1)	*
Pol Brisset	33,332	(2)	*
Scott Praill	1,332	(3)	*
Charlie Perity	-		-
Pratt Barndollar	-		-

All Directors and Executive Officers as a Group (5 persons)	41,330	*

* Represents less than 1%.

(1) Represents remaining exercisable options granted pursuant to the 2002 Stock Option Plan to purchase common stock at a purchase price is $0.22. Currently, 6,666 options have vested with the balance vesting every six months until August 24, 2008. The options expire August 24, 2015.

(2) Represents exercisable options granted pursuant to the 2002 Stock Option Plan to purchase common stock at a purchase price is $0.22. Currently, 33,332 have vested with the balance vesting every six months until August 24, 2008. The options expire August 24, 2015.

(3) Represents remaining exercisable options granted pursuant to the 2002 Stock Option Plan to purchase common stock at a purchase price of $0.22. Currently, 1,332 have vested with the balance vesting every six months until August 24, 2008. The options expire August 24, 2015.

The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Stock Option Plans:

The Company has two option plans pursuant to which employees, directors and consultants and other agents of the Company could receive shares. The Company has a 2000 Stock Option Plan (“the 2000 Plan”) and a 2002 Stock Option Plan (“the 2002 Plan”).

The principal purposes of the Company’s stock option program are to (a) promote a proprietary interest in the Company among the officers, directors, employees and consultants of the Company, (b) retain and attract the qualified officers, directors, employees and consultants the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders.

See Item 6.E. As of May 26, 2006, management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

During 2005, one major shareholder disposed of the majority of his shareholdings.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On April 12, 2006, the Company had 66 registered shareholders representing 2,214,968 shares with addresses in Canada.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

At December 31, 2002, the Company had outstanding notes receivable from two executive officers resulting from previous exercises of stock options aggregating to $375,000. The notes receivable were unsecured, non-interest-bearing and were to be paid from the proceeds from the sale of stock acquired through the exercise of stock options, but no later than April 1, 2003. On May 1, 2003, the Company reached agreement with the noteholders to redeem for cancellation 280,000 shares of common stock owned by the executive officers in full settlement of the outstanding balance. The fair value of the common shares redeemed was $385,560, based on the quoted market price of the Company’s common stock on the agreement date. No gain or loss was recognized on the transaction.

As part of the sale of the Company’s software assets the Company has a promissory note with a face value of $130,000 owing from a private company controlled by the Company’s former President. In addition, included in the Company’s accounts payable at December 31, 2005 is an amount of $10,000 owing to the Company’s President. The amount relates to a payment made on behalf of the Company in relation to the acquisition of the Drowned Property.

The Company paid management fees for the services of its vice president at the rate of $5,000 per month. On August 23, 2005 the Company’s vice president resigned from the Company. Compensation expense of $40,000 for the year ended December 31, 2005 and $56,074 for the years ended December 31, 2004 and 2003 has been recorded as management fees in the accompanying financial statements.

Shareholder Loans

There are no loans to shareholders except for $130,000 owing by a private company controlled by our former president in connection with the disposal of our technology assets in July 2005 pursuant to the agreement.

Amounts Owing to Senior Management/Directors

At December 31, 2005 and 2004 no amounts were owed to senior management or directors. Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company’s consolidated financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal 2005/2004/2003 periods ended December 31st

8.A.7. Legal/Arbitration Proceedings

The Directors and the management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.A.8. Policy on dividend distributions

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

B. Significant Changes

On April 17, 2006 the Company mailed out to the April 12, 2006 shareholders of record a Management Proxy Circular regarding the Company’s plan to split the Company’s stock. The special meeting of shareholders of the Company was held on May 9, 2006 at Suite 1200 - 750 West Pender, Vancouver, British Columbia at 10:00 am Pacific Time. At the meeting the shareholders voted to split the Company’s stock. Our Board of Directors has determined that it is in our best interests to split the current issued and outstanding share capital of the Company on a two (2) to one (1) basis (the “Share Split”). The definitive Share Split ratio was determined by the management based on a review of market liquidity and trading volumes at the time the split is effected.

All of the 12,285,972 shares issued on the record date of May 10, 2006 were split on a two for one basis. The Share Split was completed via a stock dividend that did not require any further action to be taken by the shareholders on the record date of May 10, 2006.

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock. All share prices have been adjusted to reflect the 2:1 forward split of the Company’s stock completed in May 2006.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2005	$0.13	$1.48
2004	$0.63	$0.08
2003	$0.83	$0.12
2002	$1.69	$0.46
2001	$1.25	$0.32

2.      High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2005	Fourth Quarter of 2005	$1.48	$0.71
	Third Quarter of 2005	$1.15	$0.14
	Second Quarter of 2005	$0.16	$0.13
	First Quarter of 2005	$0.35	$0.13
2004	Fourth Quarter of 2004	$0.18	$0.08
	Third Quarter of 2004	$0.21	$0.08
	Second Quarter of 2004	$0.33	$0.20
	First Quarter of 2004	$0.63	$0.26

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
April 2006	$3.38	$1.40
March 2006	$1.22	$0.89
February 2006	$1.15	$0.89
January 2006	$1.22	$0.93
December 2005	$1.35	$0.74
November 2005	$1.48	$0.89

B. Plan of distribution.

Not applicable.

C. Markets.

In July 2000 our common stock began trading on the Over the Counter Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol “SBSF.OB”. Subsequent to our continuance to Canada, our symbol was changed to “SBASF.OB”. On June 29, 2005 the shareholders approved the sale of the Company’s software assets as well as approved the Company’s change of business to oil and gas exploration. Subsequent to the meeting, the Company’s symbol was changed to “SOIGF.OB”. The Over the Counter Bulletin Board is maintained by the NASDAQ Stock Market, but does not have any of the quantitative or qualitative standards such as those required for companies listed on the NASDAQ Small Cap Market or National Market System.

D. Selling shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Incorporation

This section summarizes certain material provisions of the Company’s charter and bylaws.

The Company is authorized to issue an unlimited number of shares of common stock (the “Common Shares”) as well as an unlimited number of shares of preferred stock (the “Preferred Shares”).

Subject to the rights of holders of Preferred Shares in the future, if any, holders of the Common Shares are entitled to share equally on a per share basis in such dividends as may be declared by the Board of Directors out of funds legally available therefore. There are presently no plans to pay dividends with respect to the Common Shares. Upon the Company’s liquidation, dissolution or winding up, after payment of creditors and the holders of any of the Preferred Shares, if any, the Company’s assets will be divided pro rata on a per share basis among the holders of the Common Shares. The Common Shares are not subject to any liability for further assessments. There are no conversions or redemption privileges nor any sinking fund provisions with respect to the Common Shares and the Common Shares are not subject to call. The holders of Common Shares do not have any pre-emptive or other subscription rights. Holders of the Common Shares are entitled to cast one vote for each share held at all shareholders’ meetings for all purposes, including the election of directors. The Common Shares do not have cumulative voting rights.

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

The Company’s Bylaws provide that Board of Directors may, from time to time, with or without the authority or the authorization of the shareholders, in such amounts and on such terms as it deems expedient, cause the Company to borrow money. The board may from time to time delegate to a committee, to a director, or to an officer of the Company all or any of the powers conferred on the board by law or the by-laws to such extent and in such manner as the board from time to time determines.

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

C. Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding publication of this document. Significant property contracts are as described in Section 4.D.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Strata’s common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention. See “Item 10.E Taxation” for additional discussion on tax matters.

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote Strata’s common shares. There are also no such limitations imposed by the articles of incorporation with respect to Strata’s common shares. There are, however, certain requirements on the acquisition of control of Strata’s securities by non-residents of Canada. The Investment Canada Act requires notification to and, in certain cases, advance review and approval by, the Government of Canada, of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act. Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

E. Taxation

The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of Strata and no opinion or representation with respect to the Canadian or United States federal, state, provincial, local or other income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of Strata should consult their own tax advisors about the federal, state, provincial, local and foreign tax consequences of purchasing, owning and disposing of common shares of Strata.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations there under, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

The summary applies to beneficial owners of common shares who, for the purposes of the Income Tax Act, are residents of the United States and are not resident in Canada, and who hold common shares of Strata as capital property.

Dividends

The Income Tax Act provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as Strata) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

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

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.” Common shares of Strata are considered to be “taxable Canadian property” as defined in the Income Tax Act. Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Strata. Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, published Internal Revenue Service rulings, published administrative positions of the Internal Revenue Service and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. In addition, this discussion does not cover any state, local or foreign tax consequences. The following is a discussion of United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common shares of Strata who holds such shares as capital assets. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below that are excluded from the definition of a U.S. Holder.

U.S. Holder

As used herein, a “U.S. Holder” includes a holder of common shares of Strata who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any United States entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of common shares of Strata is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividends

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Strata are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that Strata has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income (but in the case of individuals, only if they itemize deductions).

See “Foreign Tax Credit.” To the extent that distributions exceed current or accumulated earnings and profits of Strata, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares (which adjusted basis must therefore be reduced) and thereafter as a gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder that is an individual, estate or trust. Moreover, “qualified dividends” received by U.S. Holders who are individuals, during tax years beginning before January 1, 2009, from any “qualified foreign corporation” are subject to a preferential tax rate, provided such individual U.S. Holder meets a certain holding period requirement. A “qualified foreign corporation” is generally any corporation formed in a foreign jurisdiction which has a comprehensive income tax treaty with the United States or, if not, the dividend is paid with respect to stock that is readily tradable on an established United States market. However, a “qualified foreign corporation” excludes a foreign corporation that is a foreign personal holding company, a foreign investment company, or a passive foreign investment company for the year the dividend is paid or the previous year. Strata believes that it qualifies as a “qualified foreign corporation”. There are currently no preferential tax rates for a U.S. Holder that is a corporation.

In general, dividends paid on common shares of Strata will not be eligible for the same dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from Strata (unless Strata is a “foreign personal holding company” as defined in Section 552 of the Code, or a “passive foreign investment company” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of Strata. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian or other foreign income tax with respect to the ownership of common shares of Strata may be entitled, at the election of the U.S. Holder, to either a tax credit or a deduction for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. In addition, U.S. Holders that are corporations and that own 10% or more of the voting stock of Strata may be entitled to an “indirect” foreign tax credit under Section 902 of the Code with respect to the payment of dividends by Strata under certain circumstances and subject to complex rules and limitations. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss realized on a sale of common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

Foreign Personal Holding Company Considerations

Special rules apply to a U.S. Holder of a “foreign personal holding company” or “FPHC” as defined in Section 552 of the Code. Strata will not be classified as a FPHC for U.S. federal income tax purposes unless (i) five or fewer individuals who are U.S. citizens or residents own or are deemed to own more than 50% of the total voting power of all classes of stock entitled to vote or the total value of Strata stock; and (ii) at least 60% (or 50% in certain cases) of Strata’s gross income consists of “foreign personal holding company income,” which generally includes passive income such as dividends, interest, gains from the sale or exchange of stock or securities, certain rents, and royalties. Strata believes that it is not a FPHC; however, no assurance can be provided that Strata will not be classified as a FPHC in the future.

Passive Foreign Investment Company Considerations

If Strata is a “passive foreign investment company” or “PFIC” as defined in Section 1297 of the Code, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if Strata elects, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The rules applicable to a FPHC take priority over the rules applicable to a PFIC, so that amounts includable in gross income under the FPHC rules will not be taxable again under the PFIC rules. Strata does not believe that it will be a PFIC for the current fiscal year or for future years. Whether Strata is a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of Strata’s income and assets, including cash. U.S. Holders should be aware, however, that if Strata becomes a PFIC, it may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat Strata as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC. U.S. Holders or potential shareholders should consult their own tax advisor concerning the impact of these rules on their investment in Strata.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

Strata is subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, such as to file reports and other information with the SEC. Shareholders may read and copy any of Strata’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Strata is not required to file reports and other information with any securities commissions in Canada.

As a foreign private issuer, Strata is exempt from the rules under the United States Securities Exchange Act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders.

Strata will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Strata at the following address: Strata Oil and Gas Inc. Suite 408 – 918 16th Ave. NW, Calgary, Alberta, Canada, T2M O3K Attention: President, telephone number: 403-668-6539.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the potential risk of loss in the future earnings of Strata due to adverse changes in financial markets. Strata is exposed to market risk from changes in its common share price, foreign exchange rates and interest rates. Inflation has not had a significant impact on Strata’s results of operations.

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 26, 2006, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.107. This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Interest Rate Sensitivity

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company’s interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2005, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, Mr. Manny Dhinsa. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed on our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

During the most recently completed fiscal year ended December 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs. Mr. Scott Praill is the audit committee’s financial expert member as a qualified accountant with 10 years experience in the mining industry. In addition to serving on the Board of Strata, he also serves on the Board and is the Audit Committee Chair of American Goldrush Corporation.

Item 16B. Code of Ethics

The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. For purposes of this Item, the term code of ethics means written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the issuer files with, or submits to, the Commission and in other public communications made by the issuer;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons; and
•	accountability for adherence to the code.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such code of ethics. Such request may be made in writing to the board of directors at the address of the issuer.

Item 16C. Principal Accountant and Fees

BDO Dunwoody LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

		Fiscal year ending December 31, 2005	Fiscal year ending December 31, 2004

Audit Fees		$38,875	$48,838
Audit Related Fees		$0	0
Tax Fees		$0	0
All Other Fees		$0	$0
	$

As of December 31, 2005, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any “affiliated purchasers” as defined in Section 240.10b-18(a)(3) of the Exchange Act purchased any shares of the Company.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 18.

Item 18. Financial Statements

The Company’s consolidated financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report. The audit report of BDO Dunwoody LLP, is included herein immediately preceding the audited financial statements.

Strata Oil & Gas Inc.

(formerly Stratabase Inc.)

(An Exploration Stage Company)

FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Stated in US Dollars)

Strata Oil & Gas Inc.

(formerly Stratabase Inc.)

(An Exploration Stage Company)

Financial Statements

December 31, 2005

Contents

Auditors’ Report

Comments by Auditors for US Readers on

Canada – US Reporting Differences

Financial Statements

Balance Sheets
Statements of Operations and Comprehensive Loss

Statements of Changes in Stockholders’ Equity

Statements of Cash Flows
Notes to Financial Statements

Auditors’ Report

To the Directors and Stockholders of

Strata Oil & Gas Inc. (formerly Stratabase Inc.)

(an Exploration Stage Company)

We have audited the Balance Sheets of Strata Oil & Gas Inc. (an Exploration Stage Company, formerly Stratabase Inc.) as at December 31, 2005 and 2004 and the Statements of Operations and Comprehensive Loss, Changes in Stockholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

February 9, 2006 (except for Note 14, May 11, 2006)

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the stockholders dated February 9, 2006 (except for Note 14, May 11, 2006) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

February 9, 2006 (except for Note 14, May 11, 2006)

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	DECEMBER 31

	2005	2004

Assets
Current
Cash	$74,436	$52,187
Receivables	6,638	3,612
Prepaid expenses	-	1,717

Total current assets	81,074	57,516
Oil and gas property interests (Note 5)	128,733	-
Office equipment (Note 4)	-	14,520

Total Assets	$209,807	$72,036

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$18,536	$5,795
Accrued liabilities	38,693	28,934

Total current liabilities	57,229	34,729

Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 22,109,944 shares issued and outstanding at December 31, 2005 (2004 - 19,829,944)	529,830	19,830
Additional paid-in capital	4,268,262	2,576,591
Accumulated deficit	(2,748,790)	(2,530,698)
Deficit accumulated during the exploration stage	(1,866,518)	-
Accumulated other comprehensive loss	(30,206)	(28,416)

Total stockholders’ equity	152,578	37,307

Total Liabilities and Stockholders’ Equity	$209,807	$72,036

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

	2005	2004	2003

Expenses
Salaries and benefits	$128,996	$111,182	$133,518
Professional fees	46,921	79,294	171,478
Office and sundry	43,199	32,157	46,678
Rent	20,387	20,669	21,623
Consulting fees	52,771	75,577	87,877
Transfer agent fees	4,640	2,875	2,692
Depreciation	14,520	25,318	27,696
Stock-based compensation (Note 3)	1,691,671	-	-

	(2,003,105)	(347,072)	(491,562)

Other income (expenses)
Interest and miscellaneous income	9,855	2,489	2,031
Provision for note impairment (Note 14)	-	-	(171,206)
Interest expense (Note 7)	(26,444)	-	-

	(16,589)	2,489	(169,175)

Loss from continuing operations	(2,019,694)	(344,563)	(660,737)
Loss from discontinued operations (Note 6)	(64,916)	(350,296)	(366,539)

Net loss for the year	(2,084,610)	(694,859)	(1,027,276)
Other comprehensive loss
Foreign currency translation adjustments	(1,790)	(7,457)	(9,700)

Comprehensive loss	$(2,086,400)	$(702,316)	$(1,036,976)

Basic and diluted loss per share
From continuing operations	$(0.09)	$(0.02)	$(0.04)
From discontinued operations	(0.01)	(0.02)	(0.02)

	$(0.10)	$(0.04)	$(0.06)

Weighted average shares outstanding	21,618,656	19,829,944	16,072,074

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

						Accumulated
			Additional		Related Party	Other	Total
	Common Stock		Paid-in	Accumulated	Notes	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Receivable	Loss	Equity

Balance, January 1, 2003	16,066,744	$16,067	$2,095,338	$(808,563)	$(375,000)	$(11,259)	$916,583
Repayment of related party notes receivable (Note 8)	(560,000)	(560)	(374,440)	-	375,000	-	-
Private placement common stock issuances for cash (Note 9)	400,000	400	349,600	-	-	-	350,000
Private placement common stock issuances for cash (Note 9)	3,923,200	3,923	506,093	-	-	-	510,016
Net loss and comprehensive loss	-	-	-	(1,027,276)	-	(9,700)	(1,036,976)

Balance, December 31, 2003	19,829,944	19,830	2,576,591	(1,835,839)	-	(20,959)	739,623
Net loss and comprehensive loss	-	-	-	(694,859)	-	(7,457)	(702,316)

Balance, December 31, 2004	19,829,944	19,830	2,576,591	(2,530,698)	-	(28,416)	37,307

Private placement common stock issuances for cash (Note 9)	2,000,000	300,000	-	-	-	-	300,000
Private placement common stock issuances for cash (Note 9)	280,000	210,000	-	-	-	-	210,000
Issuance of common shares as collateral for a loan (Note 7)	120,000,000	-	-	-	-	-	-
Cancellation of common shares upon repayment of the loan (Note 7)	(120,000,000)	-	-	-	-	-	-
Stock-based compensation (Note 3)	-	-	1,691,671	-	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(2,084,610)	-	(1,790)	(2,086,400)

Balance, December 31, 2005	22,109,944	$529,830	$4,268,262	$(4,615,308)	$-	$(30,206)	$152,578

(1) Reflects the 2:1 forward stock split completed on May 11, 2006. See Note 14.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

	2005	2004	2003

Cash flows from operating activities
Net loss	$(2,084,610)	$(694,859)	$(1,027,276)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	14,520	269,018	303,923
Stock option compensation expense	1,691,671	-	-
Provision for note receivable impairment	-	-	171,206
Write-down of inventory	-	8,415	1,683
Change in assets and liabilities:
Receivables	(3,026)	939	15,388
Taxes recoverable	-	-	62,844
Prepaid expenses	1,717	(9)	895
Inventory	-	-	(128)
Accounts payable	12,741	(26,148)	(27,578)
Accrued liabilities	9,759	(4,056)	26,056

Net cash used in operating activities	(357,228)	(446,700)	(472,987)

Cash flows from investing activities
Acquisition of oil and gas interests	(128,733)	-	-
Acquisition of databases and domain names	-	-	(1,014)
Acquisition of computer and office equipment	-	(2,836)	(1,228)

Net cash used in investing activities	(128,733)	(2,836)	(2,242)

Cash flows from financing activities
Proceeds from the issuance of common stock	510,000	-	860,016
Proceeds from loan financing	1,020,000	-	-
Repayment of loan financing	(1,020,000)	-	-

Net cash provided by financing activities	510,000	-	860,016

Effect of exchange rate changes on cash	(1,790)	(7,457)	(9,700)

Net increase (decrease) in cash	22,249	(456,993)	375,087
Cash, beginning of year	52,187	509,180	134,093

Cash, end of year	$74,436	$52,187	$509,180

Supplemental disclosure of cash flow information
Cash paid during the year for:
Interest	$26,444	$-	$-
Income taxes	-	-	-

Non-cash investing and financing activities
Sale of technology assets, net of deferred revenue (Note 6)	$-	$-	$-
Related party notes settled in exchange for common stock (Note 8)	$-	$-	$375,000

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

1.	NATURE OF BUSINESS AND OPERATIONS

Strata Oil & Gas Inc. (the ‘Company’) (formerly Stratabase Inc.) is engaged in the exploration for oil and natural gas in tar sands in the Canadian province of Alberta. The Company was formerly engaged in the development of Knowledge Worker Automation (KWA) software.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the stockholders of the Company approved the sale of all of the rights to the Company’s software assets to a company controlled by the Company’s former chief executive officer. At the same meeting, a majority of the Company’s stockholders also approved the change in business of the Company from software development to oil and gas exploration (Note 6). Upon disposal of the Company’s software assets and change in focus to oil and gas exploration, the Company has entered the exploration stage of its new business activity and follows Statement of Financial Accounting Standard (“SFAS”) No. 7, Development Stage Enterprises. Since re-entering the exploration stage in July 2005, the Company has incurred a loss of $1,866,518.

In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). At a Special Meeting of the stockholders of Stratabase Inc. held on August 17, 2004, a majority of the Company’s stockholders voted in favour of the plan of conversion. Accordingly, the Company filed the Articles of Conversion in Nevada and obtained a Certificate of Continuance from the Director of Business Corporations. As a result, the Company changed its name to “Stratabase Inc.” and continued to operate under the Canada Business Corporations Act and ceased to be a Nevada corporation. The Company has never had any employees or operations in the U.S., and management believed the continuation to Canada accurately reflected the nature of its operations. The continuance had no impact on the Company’s financial statements. These financial statements are presented as a continuation of the Nevada Company.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company only recently commenced its oil and gas exploration activities. Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer. The Company has not realized any revenue from its present operations. During the year ended December 31, 2005, the Company incurred a loss of $2,084,610 and has an accumulated deficit of $4,615,308 at December 31, 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $434,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, an initial evaluation of the Company’s properties as well as the costs associated with maintaining an office. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates

Revenue Recognition

The Company has not recognized any revenue from its oil and gas exploration activities which have only recently commenced.

Prior to 2003, the Company generated revenues by selling customized Customer Relationship Management (“CRM”) services which are comprised primarily of the provision of databases of sales leads and mailing lists, and includes the provision of technical services aimed to customize and improve the quality of the databases sold. Included in the sale of databases was non-essential open-source software to allow users to interface with and manage these databases and relationships. Revenue on the sales of databases and technical services was recognized when persuasive evidence of an arrangement existed and delivery had occurred, provided the fee was fixed or determinable and collectibility was probable. The majority of the databases sold required customer payments in advance of delivery. There were no post-delivery performance obligations in respect to past database sales and no rights of refund exist.

Technical consulting service revenue, invoiced separately from database sales, was recognized upon the completion of the services provided.

Hardware revenue was recognized at the time the goods were shipped, when both title and risk of loss transferred to the customer, provided that no significant obligations remained. The Company’s shipping and handling costs were included in the cost of revenue.

During 2005 and 2004 the Company did not recognize any revenues while only $5,000 of revenue was recognized in 2003. (Note 6)

Oil and gas property payments and exploration costs

The Company follows the full cost method of accounting for natural gas and oil operations. Under the full cost method all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are initially capitalized into cost centers on a country-by-country basis. The Company’s current cost center is located in Canada. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers. The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether an impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Office Equipment

Office equipment is recorded at cost and is depreciated using the straight-line method over its useful life, which ranges from two to five years.

Databases and Domain Names

Amortization expense charged to discontinued operations was $243,701 and $276,227 for 2004 and 2003, respectively. At December 31, 2004, all databases and domain names had been fully amortized. On June 29, 2005, the Company disposed of all of its rights to its databases and domain names.

Long-lived Asset Impairment

Other long-lived assets are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of these assets and their eventual disposition is less than their carrying amount. Impairment, if any, is assessed using discounted cash flows.

Estimates of undiscounted future cash flows used for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. During the years ended December 31, 2005, 2004 and 2003, no write-downs of long-lived assets were recognized.

Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (‘‘SFAS 143’’), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed, the Company will accordingly update its assessment.

At December 31, 2005, the Company has only recently acquired its property interests, performed minimal exploratory work on the properties and has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Software Development Costs

Software development costs associated with the Company’s proprietary hosted software product were charged to expense until criteria for capitalization under Statement of Position (“SOP) 98-1 were met. Capitalization would have commenced when it became probable that the project would be completed, the software would be used to perform the function intended and there was reasonable assurance as to future cash flows resulting from the Company’s proprietary software. Due to uncertainty regarding the project completion and cash flow to be generated from the proprietary software, all expenditures relating to the project had been charged to expense as incurred. On June 29, 2005, the Company disposed of all of its rights to its proprietary software.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Foreign Exchange Translation

The Company’s functional currency is the Canadian dollar. Transactions that are measured in US dollars are translated to Canadian dollars in the following manner: All balance sheet accounts have been translated using the current rate of exchange at the balance sheet date. Results of operations have been translated using the average rates prevailing throughout the year. Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders’ equity. All amounts included in the accompanying financial statements and footnotes are denominated in U.S. dollars.

Stock Option Plans

The Company applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for stock options granted to employees and directors (for services performed as a director). Accordingly, compensation costs are recognized as the difference between the exercise price of each option and the market price of the Company’s stock at the date of each grant. No stock options were granted to employees during 2005, 2004 or 2003 and accordingly, no compensation expense was recognized under APB No. 25 for the years ended December 31, 2005, 2004 and 2003.

The Company accounts for the grant of options to non-employees using the fair value-based method prescribed in SFAS No. 123, using the Black-Scholes option pricing model. During 2005, 3,200,000 stock options were granted to non-employees resulting in $1,691,671 of stock-based compensation being recognized in the Statement of Operations and Comprehensive Loss at December 31, 2005. There were no stock options granted to non-employees during the years ended December 31, 2004 and 2003.

Compensation expense for unvested options is revalued at each period end and is being amortized over the vesting period of the options.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Had compensation expense on 2002 employee options granted been determined based on the fair value method at the grant dates, as described in SFAS No. 123, the Company’s net loss and net loss per share would have been as follows:

	2005	2004	2003

Net loss, as reported	$(2,084,610)	$(694,859)	$(1,027,276)
Add: stock-based compensation expense included in reported net income, net of related taxes	-	-	-
Deduct total stock-based employee compensation expense determined under fair based methods for all awards	(5,843)	(18,646)	(32,707)

Pro forma net loss	$(2,090,453)	$(713,505)	$(1,059,983)

Loss per common share:
Basic and diluted – as reported	$(0.10)	$(0.04)	$(0.06)
Basic and diluted – pro forma	$(0.10)	$(0.04)	$(0.06)

No stock options were granted in 2004 and 2003. The fair value of each option granted in 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: (1) dividend yield of 0%, (2) expected volatility of 85.6%, (3) risk-free rate of 3.93%, and (4) expected life of 10 years. At the grant date, the weighted average fair value per share of options granted in 2005 was $0.80.

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

At December 31, 2005, 2004 and 2003, potential common shares of 16,326,400, 9,516,400 and 9,516,400 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash, receivables, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The December 31, 2005 fair value of the non-interest bearing promissory note received from a company controlled by the Company’s former chief executive officer as a result of the sale of the Company’s software assets (Note 6) at December 31, 2005 was $124,301.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company’s items of other comprehensive income (loss) are foreign currency translation adjustments, which relate to investments that are permanent in nature.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), “Share-Based Payment”. SFAS No. 123(R) would require our company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) will require additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that file as a small business issuer, SFAS No. 123(R) is effective for the first annual reporting period beginning after December 15, 2005.

In December 2004, FASB issued SFAS No. 153 to amend Opinion 29 by eliminating the exception for non-monetary exchanges of similar productive assets and replaces it with general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange is defined to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for non-monetary asset exchanges occurring in fiscal periods beginning after December 16, 2004.

The implementation of these new standards is not expected to have a material effect on the Company’s financial statements.

4.	OFFICE EQUIPMENT

	2005	2004

Computer hardware	$99,043	$99,043
Computer software	12,924	12,924
Office furniture and equipment	12,137	12,137

	124,104	124,104
Accumulated depreciation	(124,104)	(109,584)

	$-	$14,520

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

5.	OIL AND GAS PROPERTY INTERESTS

	2005

	Drowned	Peace River	Total

Property acquisition payments	$28,785	$87,266	$116,051
Consulting	12,682	-	12,682

Total expenditures	$41,467	$87,266	$128,733

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”). The rights to the Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease. Strata’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 ($1,532) until expiry on October 4, 2015.

On December 15, 2005 the Company entered into a series of leases (the “Peace River Property”) with the government of the province of Alberta, Canada, pursuant to which the Company acquired the right to explore for potential oil sands opportunities on certain land in northern Alberta. The Peace River Property is comprised of seven leases and covers of a total of 10,752 hectares (more than 26,000 acres) of land in a region of northern Alberta known as Peace River. The leases were acquired by the Company pursuant to a public auction held by the government of Alberta. In consideration, the Company paid to the Alberta government $87,266 upon entering into the leases and agreed to pay to the Alberta government an annual payment of CDN $37,632 ($32,164) per lease until expiry in December 2020.

All of the Company’s leases are subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

6.	DISCONTINUED OPERATIONS

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a private company controlled by its former president (the “Purchaser”) for $130,000. The value of the assets disposed of was based on an independent valuation. The net book value of these assets at December 31, 2005 and 2004 was Nil.

The results of operations and cash flows of the software operations have been segregated in the financial statements as discontinued operations for the current and prior periods. On July 11, 2005 a definitive agreement was completed and in exchange for the rights to all of its software, the Company received a non-interest bearing promissory note which is due on July 11, 2006. The Purchaser has at his sole discretion, the right to convert the promissory note into its common shares at a conversion price to be determined. If the Purchaser chooses to convert the promissory note to equity, it will be converted into shares of his company at market value. The promissory note is secured by all of the assets acquired by the Purchaser. The Purchaser may locate an alternate buyer for the assets or assign his rights under the purchase agreement, provided that the terms of sale of the software assets to such alternate buyer or assignee will remain substantially the same as described above.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

6.	DISCONTINUED OPERATIONS - continued

No proceeds have yet been recognized relating to the promissory note received on the disposal of assets as the entire balance of the promissory note was outstanding at December 31, 2005. Such will be recognized in the period cash proceeds are received by the Company.

	2005	2004	2003

Loss from discontinued operations	$56,683	$350,296	$366,539
Loss on disposal, consisting of costs	8,233	-	-

Total	$64,916	$350,296	$366,539

No revenue was recognized during 2005 and 2004 from discontinued operations while $5,000 of revenue was recognized from discontinued operations in 2003.

7.	LOANS PAYABLE

On October 12, 2005 the Company entered into a $20,000 bridge loan agreement with a shareholder. The loan bore interest at the Bank of Canada Prime Rate plus 1% per annum. The loan was due on October 12, 2006 and was unsecured. The Company repaid the loan and accrued interest of $143 on December 9, 2005.

On August 24, 2005 the Company borrowed $1,000,000 from a single lender (the “Lender”). In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note was due and payable in full one year from the date of the loan, but could be prepaid at anytime without penalty. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company issued 120,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated August 24, 2005. The Company repaid the loan and accrued interest of $26,301 on December 22, 2005. Upon repayment, the 120,000,000 common shares granted to the Lender as security were returned to the Company and the shares were extinguished.

8.	RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

At December 31, 2002, the Company had outstanding notes receivable from two executive officers resulting from previous exercises of stock options aggregating to $375,000. The notes receivable were unsecured, non-interest-bearing and were to be paid from the proceeds from the sale of stock acquired through the exercise of stock options, but no later than April 1, 2003. On May 1, 2003, the Company reached agreement with the noteholders to redeem for cancellation 560,000 shares of common stock owned by the executive officers in full settlement of the outstanding balance. The fair value of the common shares redeemed was $385,560, based on the quoted market price of the Company’s common stock on the agreement date. No gain or loss was recognized on the transaction.

As part of the sale of the Company’s software assets (Note 6) the Company has a promissory note with a face value of $130,000 owing from a company controlled by the Company’s former president. In addition, included in the Company’s accounts payable at December 31, 2005 is an amount of $10,000 owing to the Company’s President. The amount relates to a payment made on behalf of the Company in relation to the acquisition of the Drowned Property (Note 5).

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

8.	RELATED PARTY TRANSACTIONS - continued

Management fees - The Company paid management fees for the services of its vice president at the rate of $5,000 per month. On August 23, 2005 the Company’s vice president resigned from the Company. Compensation expense of $40,000 for the year ended December 31, 2005 and $56,074 for the years ended December 31, 2004 and 2003 has been recorded as consulting fees.

Commencing October 2005, the Company began paying $500 per month in Directors’ fees to one of its Directors.

9.	SHARE CAPITAL

On April 7, 2003, the Company issued 400,000 units for an aggregate purchase price of $350,000. Each unit consisted of one share of common stock and one warrant. Until April 7, 2005, each warrant was exercisable for one share of common stock at an exercise price of $1.25 per share.

On May 1, 2003, related-party notes receivable were settled in exchange for the redemption of 560,000 shares of common stock (Note 8).

On December 23, 2003, the Company issued a total of 3,923,200 units at $0.13 per unit, or aggregate proceeds of $510,016. Each unit consisted of one share of common stock, one Class A warrant and one Class B warrant. The Class A warrants are exercisable on or after December 23, 2005 for a period of five years at an exercise price of $0.225 per share of common stock and the Class B warrants are exercisable on or after December 23, 2006 for a period of four years at an exercise price of $0.375 per share of common stock. The Company has the right, in its sole discretion, to accelerate the exercise date of the warrants, to decrease the exercise price of the warrants and/or extend the expiration date of the warrants.

On February 14, 2005, the Company issued a total of 2,000,000 units at $0.15 per unit, for aggregate proceeds of $300,000. Each unit consisted of one share of common stock, one Class A warrant and one Class B warrant. The Class A warrants are exercisable on February 14, 2007 for a period of five years at an exercise price of $0.25 per share of common stock and the Class B warrants are exercisable on February 14, 2008 for a period of four years at an exercise price of $0.40 per share. The Company has the right, in its sole discretion, to accelerate the exercise date of the warrants, to decrease the exercise price of the warrants and/or extend the expiration date of the warrants.

On November 15, 2005 the Company closed a private placement of 280,000 units at $0.75 per unit for a total offering price of $210,000. Each unit consists of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $0.875 for a period of four years commencing on November 15, 2006, and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $1.00 for a period of three years commencing on November 15, 2007. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

10.	STOCK OPTION PLANS

In February 2000, the Company adopted its 2000 Stock Option Plan (“the 2000 Plan”). The 2000 Plan provides for the granting of up to 3,500,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2000 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company’s Option Committee, a committee designated to administer the 2000 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

10.	STOCK OPTION PLANS - continued

Company’s common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company’s stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.). Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company’s common stock).

Activity under the 2000 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share

Balance outstanding,
January 1, 2003	-	940,000	$0.44
Options cancelled	160,000	(160,000)	0.52

December 31, 2003 and 2004	160,000	780,000	0.43
Options cancelled	60,000	(60,000)	0.25
Balance outstanding,
December 31, 2005	220,000	720,000	$0.44

Balance exercisable,
December 31, 2005		720,000	$0.44
December 31, 2004		700,000	$0.40
December 31, 2003		630,000	$0.37

During 2001, the Company adopted its 2002 Stock Option Plan (“the 2002 Plan”). The 2002 Plan provides for the granting of up to an additional 3,500,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company’s Option Committee, a committee designated to administer the 2002 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company’s common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company’s stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company’s common stock).

Activity under the 2002 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share

Balance outstanding,
January 1, 2003, December 31, 2003 and 2004	2,840,000	490,000	$0.29
Options cancelled	490,000	(490,000)	0.29
Options granted	(3,200,000)	3,200,000	0.21
Balance outstanding,
December 31, 2005	130,000	3,200,000	$0.21

Balance exercisable,
December 31, 2005		200,000	$0.22
December 31, 2004		490,000	$0.29
December 31, 2003		470,000	$0.27

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

10.	STOCK OPTION PLANS - continued

The following table summarizes information concerning outstanding and exercisable common stock options under the 2000 and 2002 Plans at December 31, 2005:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price

$0.205	2,000,000	9.58	$0.205	-	$-
$0.22 to $0.30	1,650,000	8.46	$0.24	650,000	$0.28
$0.65 to $0.73	270,000	6.55	$0.67	270,000	$0.67

	3,920,000			920,000

11.	WARRANTS

	Warrants	Weighted Average Exercise Price

Balance, January 1, 2003	-	$-
Warrants issued	8,246,400	0.35

Balance, December 31, 2003 and 2004	8,246,400	0.35
Warrants issued	4,560,000	0.40
Warrants expired	(400,000)	1.25

Balance, December 31, 2005	12,406,400	$0.34

The following table lists the common share warrants outstanding at December 31, 2005. Each warrant is exchangeable for one common share.

Quantity	Exercise Price	Expiry

3,923,200	$0.225	December 23, 2010
3,923,200	$0.375	December 23, 2010
2,000,000	$0.25	February 14, 2012
2,000,000	$0.40	February 14, 2012
280,000	$0.875	November 15, 2010
280,000	$1.00	November 15, 2010

12,406,400

At December 31, 2005, only the $0.225 warrants expiring in December 2010 were exercisable.

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

12.	INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2005	2004

Deferred tax assets (liabilities)
Net operating loss carryforwards	$510,000	$137,000
Office equipment	10,000	5,000
Databases and domain names	-	278,000
Share issue costs	2,300	-

	522,300	420,000
Valuation allowance	(522,300)	(420,000)

Net deferred tax asset	$-	$-

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2005, the Company had available to offset future taxable income, net Canadian operating loss carryforwards of approximately $1,495,000. The carryforwards will begin expiring in 2014 unless utilized in earlier years. The Company also has approximately $129,000 in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company’s deferred tax assets include the tax effect relating to approximately $6,800 (2004 - Nil) of future tax deductions for share issue costs. If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Comprehensive Loss.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income as a result of the following differences:

	2005	2004	2003

Statutory federal income tax rate	(34%)	(36%)	(34%)
Change in valuation allowance	5%	36%	37%
Non-deductible stock-based compensation	28%	-%	-%
Effect of foreign exchange	1%	-%	-%
Effect of reduction in income tax rate	1%	-%	-%
Other	(1)%	-%	(3)%

	-%	-%	-%

STRATA OIL & GAS INC.

(Formerly Stratabase Inc.)

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

13.	COMMITMENTS

Lease commitments - The Company previously leased office space in Abbotsford, British Columbia, with monthly payments of approximately $1,350. The Abbotsford lease expired in February 2004 and the Company had been paying rent on a month-to-month basis until ceasing paying rent in Abbotsford in November, 2005. The Company currently pays to rent a shared office space in Calgary, Alberta on a month-to-month basis. Total rent expense recorded by the Company was $20,387, $20,669 and $21,623 for the years ended December 31, 2005, 2004 and 2003, respectively.

14. SUBSEQUENT EVENTS

On May 9, 2006, at a Special Meeting of the Company’s stockholders, a majority of the Company’s stockholders approved a 2:1 forward stock split. The record and payment dates of the forward split were May 10 and May 11, 2006 respectively. All of the common shares issued and outstanding on May 10, 2006 were split. All references to share and per share amounts have been restated in these financial statements to reflect the split.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2*	Form of Class A warrant issued in February 2005
2.3*	Form of Class B warrant issued in February 2005
2.4*	Form of Class A warrant issued in November 2005
2.5*	Form of Class B warrant issued in November 2005
4.1*	Agreement, dated October 12, 2005 between the Company and Pratt Barndollar
4.2*	Agreement, dated January 1, 2006 between the Company and Charlie Perity
4.3*	Asset Sale Agreement, dated June 29, 2005, between the Company and Trevor Newton
4.4*	Consulting agreement dated May 15, 2006 between Manny Dhinsa and the Company
12.1*	Rule 13a-14(a)/15d-14(a) Certifications
13.1* 14.1*	Section 1350 Certifications Consent of Independent Registered Public Accounting Firm
15.3	2000 Stock Option Plan (2)
15.4	2002 Stock Option Plan (3)

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Filed on Form S-8 on January 29, 2001

(3) Filed on Form S-8 on February 12, 2002

SIGNATURES

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATA OIL & GAS INC.

By /s/ Manny Dhinsa
Manny Dhinsa
Dated: May 26, 2006	Chairman, President, Chief Executive and Operating Officer, Secretary and Treasurer

/s/ Manny Dhinsa	Chairman, President, Chief Executive And Operating Officer, Secretary and Treasurer	Dated: May 26, 2006

Manny Dhinsa	(Principal Executive Officer and Principal Financial Officer)

/s/ Pol Brisset	Director	Dated: May 26, 2006

Pol Brisset

/s/ Scott Praill	Director	Dated: May 26, 2006

Scott Praill

/s/ Pratt Barndollar	Director	Dated: May 26, 2006

Pratt Barndollar

/s/ Charlie Perity	Director	Dated: May 26, 2006

Charlie Perity