Form 20-F
period 2006-12-31
STRATA OIL & GAS, INC.
filed 2007-06-15
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

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

918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 28,287,544 shares outstanding as of December 31, 2006.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐ Item 18 ☒

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act        Yes ☐ No ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)                 Yes ☐ No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2006

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	11
Item 4A.	Unresolved Staff Comments	20
Item 5.	Operating and Financial Review and Prospects	20
Item 6.	Directors, Senior Management and Employees	30
Item 7.	Major Shareholders and Related Party Transactions	35
Item 8.	Financial Information	36
Item 9.	The Offer and Listing	37
Item 10.	Additional Information	38
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 12.	Description of Other Securities Other Than Equity Securities	43

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	44
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	44
Item 15.	Controls and Procedures	44
Item 16.	Reserved	44

Part III

Item 17.	Not Applicable	46
Item 18.	Financial Statements	46
Item 19.	Exhibits	72

Financial Statements		47

Signature Page		73

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
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

Exploration

The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.

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

INTRODUCTION

Strata Oil & Gas Inc. (formerly Stratabase Inc.) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to "Stratabase Inc.," and continued to operate under the Canada Business Corporations Act.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. Our headquarters are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3. The telephone number is (403) 668-6539. The Company’s web address is strataoil.com.

On May 9, 2006, at a Special Meeting of the Company’s stockholders, a majority of the Company’s stockholders approved a 2:1 forward stock split. The record and payment dates of the forward split were May 10 and May 11, 2006 respectively. All of the common shares issued and outstanding on May 10, 2006 were split. All references to share and per share amounts have been restated in this 20-F to reflect the split.

In this Annual Report, the “Company”, “Strata Oil & Gas Inc.”, "we", "our", and "us", refer to Strata Oil & Gas Inc. (unless the context otherwise requires). Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.

BUSINESS OF STRATA OIL & GAS INC.

The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits. The Company has interests in a total of 41 oil sands leases located in Northern Alberta, Canada.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“USD$” or “$”).

FORWARD-LOOKING STATEMENTS

This Annual Report includes forward-looking statements, principally in ITEM #4, “Information on the Company” and ITEM #5, “Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Annual Report under ITEM #3, “Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Annual Report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2006, 2005, 2004, 2003 and 2002. On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. Subsequent to entering the oil and gas exploration business, we have entered into 41 oil sands leases in Alberta, Canada. These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2006. As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata
	Years Ended December 31,

	2006	2005	2004	2003	2002
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses	7,059,245	2,003,105	347,052	491,562	880,568
Other income (expense), net	181,840	(16,589)	2,489	(169,175)	31,195
Loss from continuing operations	(6,877,405)	(2,019,694)	(344,563)	(660,737)	(849,373)
Income (loss) from discontinued operations	$ 130,000	$ (64,916)	$ (350,296)	$ (366,539)	$ (65,272)
Net income (loss)	$ (6,747,405)	$ (2,084,610)	$ (694,859)	$ (1,027,276)	$ (914,645)
Basic and diluted income (loss) per share:
From continuing operations	$ (0.26)	$ (0.09)	$ (0.02)	$ (0.04)	$ (0.05)
From discontinued operations	$ (0.00)	$ (0.01)	$ (0.02)	$ (0.02)	$ (0.01)
After discontinued operations	$ (0.26)	$ (0.10)	$ (0.04)	$ (0.06)	$ (0.06)
Basic weighted average number of common shares outstanding (in millions)	25.9	21.6	19.8	16.1	15.9
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	N/A	N/A

Item 3. Key Information - continued

A. Selected Financial Data - continued

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata
	December 31,

	2006	2005	2004	2003	2002

Cash and cash equivalents	$ 3,779,527	$ 74,436	$ 52,187	$ 509,180	$ 134,093
Other current assets	81,893	6,638	5,329	14,674	113,836
Property and equipment, net	-	-	14,520	37,001	44,989
Other assets, net	-	-	-	243,701	690,120
Oil and gas property interests	2,786,842	128,733	-	-	-
Total assets	6,648,262	209,807	72,036	804,556	983,038
Current liabilities	164,213	57,229	34,729	64,933	66,455
Common stock	7,190,684	529,834	19,830	19,830	16,068
Other capital accounts	10,656,078	4,238,052	2,548,175	2,555,632	1,709,078
(Accumulated deficit) retained earnings	(11,362,713)	(4,615,308)	(2,530,698)	(1,835,839)	(808,563)
Total liabilities and stockholders’ equity	6,648,262	$ 209,807	$ 72,036	$ 804,556	$ 983,038

Dividends

We have never paid or declared dividends on our shares of Common Stock.

Exchange Rates

Our Financial Statements, as provided under Items 8 and 18 and all dollar amounts presented in this Registration Statement, are presented in US dollars, unless otherwise expressly stated. For comparison purposes, exchange rates into U.S. dollars are provided. The following tables set forth the exchange rate as of the latest practicable date, high and low exchange rates for the months indicated and the average exchange rates for the reporting periods indicated, based on the noon U.S. dollar buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = U.S. $1.00).

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of June 12, 2007 was CDN $1.06 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low

May, 2007	1.07	1.11
April, 2007	1.11	1.16
March, 2007	1.15	1.18
February, 2007	1.16	1.19
January, 2007	1.16	1.18
December, 2006	1.14	1.17

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)

For the twelve months ended December 31, 2006	1.13
For the twelve months ended December 31, 2005	1.21

For the twelve months ended December 31, 2004	1.30
For the twelve months ended December 31, 2003	1.40

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

Cash on hand is not sufficient to fund our anticipated operating needs of approximately $4,000,000 for the next twelve months. We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties. Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

If we experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

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

13.	Our auditors’ opinion on our December 31, 2006 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $8,613,923 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2006. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in next 12 months. The operating losses will occur because there are expenses associated with the acquisition and exploration of natural gas and oil properties which do not have any income-producing reserves. Failure to generate revenues may cause us to go out of business. We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

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

21.

Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

•	that a broker or dealer approve a person's account for transactions in penny stocks; and
•	the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	obtain financial information and investment experience objectives of the person; and
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

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common shares and cause a decline in the market value of our stock.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our directors, officers and 10% stockholders be subject to Section 16(b) of the Exchange Act. As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

A significant portion of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

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

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. Our headquarters are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3. The telephone number is (403) 668-6539. The Company’s web address is strataoil.com. The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits. The Company has interests in a total of 41 oil sands leases located in Northern Alberta, Canada.

Continuance to Canada

We are presently incorporated under the Canada Business Corporations Act. In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company. The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion. Accordingly, the Company changed its name to "Stratabase Inc.," and continued to operate under the Canada Business Corporations Act. "Continuance" is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada. Under the Canada Business Corporations Act, if the laws of its home jurisdiction allow for it and a resolution authorizing the continuance is approved by 66 2/3% of the company's shareholders, the company may be "continued" as a Canadian corporation by filing of Articles of Continuance with the Director under the Canada Business Corporations Act. Under the corporate law of Nevada, this process is treated as a conversion of the outstanding shares of a Nevada company to shares of a Canadian company. The business and operations of Strata following the conversion were identical in most respects to our current business, except that we will no longer be subject to the corporate laws of the State of Nevada but are subject to the Canada Business Corporations Act. The Canadian company is liable for all the debts and obligations of the Nevada company, and the officers and directors of the company are the officers and directors of Strata. On August 17, 2004, Strata filed a Form 8-A with the SEC registering its securities under Section 12(g) of the Securities Act of 1933.

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

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a company (the “Purchaser”) controlled by its former president for $130,000. On July 11, 2005 a definitive agreement was completed and in exchange for the rights to all of its software, the Company received a non-interest bearing promissory note (the “Note”) which was due July 11, 2006. The entire amount of the promissory note was received on June 30, 2006 and has been recorded as income from discontinued operations in the Statement of Operations and Comprehensive Loss at December 31, 2006. The Company had a lien and security interest in all of the assets that were acquired by the Purchaser.

The assets acquired by the Purchaser include all rights and use to the “Strata”, “Relata”, and “Resync” names, all rights and use of the trademarks, web pages, and domain names for “Strata”, “Relata”, and “Resync”, and all rights to the source code and related documentation for the “Relata” and “Resync” software. The value of the assets disposed of was based on the results of an evaluation prepared for the Company by an independent evaluator.

The entire outstanding principal amount of the Note could have been converted, at the sole discretion of the Purchaser into the Purchaser’s no par value common shares (“Common Shares”), at any time prior to the maturity. The Purchaser could not have converted less than the entire principal amount of the Note. The Purchaser would not have been permitted to convert this Note into Common Shares if there had been an event of default which had not been cured and or was continuing.

The Purchaser had at his sole discretion, the right to convert the promissory note to equity in his private company. If the Purchaser had chosen to convert the promissory note to equity, it would have been converted into shares of his company at market value. The promissory note was secured by all of the assets acquired by the Purchaser. The Purchaser could have assigned his rights under the purchase agreement, provided that the terms of sale of the software assets to such alternate buyer or assignee would have been substantially the same as described above.

The results of operations of the software operations have been segregated in the financial statements as discontinued operations for the current and prior periods.

Settlement of Loan Receivable

In May 2002, the Company loaned $150,000 to Advanced Cell Technology ("ACT"), a private biotechnology company, in exchange for a convertible promissory note receivable. The note was unsecured, bore interest at 20% per annum, matured on April 30, 2003, and was to be converted into stock of ACT should ACT have proceeded with a preferred stock financing prior to the note's maturity date. The Company accrued a receivable for interest income, due under the terms of the promissory note, in the amount of $21,206 at December 31, 2002. At April 30, 2003, the note receivable was in default. The Company received notice from ACT of their intention to settle the note receivable in full out of future financing. With the uncertainty regarding the recoverability of the note receivable, in 2003 the Company reserved the principal amount of the note receivable and accrued interest outstanding at December 31, 2002 and fully reserved all additional accruals of interest.

On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan. The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan. As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount. As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees. Therefore, the Company currently owns 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288 at December 31, 2006. The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055. The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB. As a result of the settlement of the loan with ACTC, the Company has recognized a gain of $115,343 at December 31, 2006.

B. Business Overview

HISTORICAL CORPORATE DEVELOPMENT

The Company was originally a United States incorporated software development company. In August 2004 the Company formally completed the process of becoming a Canadian-based company and on June 29, 2005 the Company sold all of its interests in its software assets and became a business engaged in oil and gas exploration.

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

The Company has an interest in 41 oil sands leases in northern Alberta, Canada. Forty of the leases are in the Peace

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

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our offices are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3. The office is leased on a month-to-month basis. We believe that the facilities will be adequate for the foreseeable future. All costs described in this section are stated in U.S. dollars as converted from Canadian dollars. Accordingly, the costs may vary to some degree with the currency exchange rate.

OIL SANDS LEASES

The Company has an interest in 41 oil sands leases in northern Alberta, Canada. Forty of the leases are in the Peace River Oil Sands area and one is located in the Wabasca (a.k.a. Wabiskaw) Oil Sands region.

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

Strata's acquisition of the Drowned Property lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. In addition, the Company must pay the province of Alberta CDN $1,792 (USD $1,538) per year to maintain its right to the lease. The lease is subject to a royalty payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Location

The Drowned Property lies near the southern edge of the Wabasca Heavy Oil/Oil sands field in west Athabasca approximately 45km south of the town of Wabasca or 60km Northeast of Slave Lake.

Lease Number	Hectares	Townships	Range	Section

7400100011	512	75, 76	23	1 and 36

Drowned Project Lease Information

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada. The lease is a fifteen year lease and expires on October 4, 2015.

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.00) per year	CDN $1,792 (USD $1,538) per year

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

Previous Work

The Drowned Project has had four wells drilled on it for gas exploration. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands. The Company did not undertake any exploration work on the Drowned Property in 2006.

Planned Work by the Company for 2007

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2007.

PEACE RIVER OIL SANDS LEASES

The following are two maps showing the location of the Company’s 40 oil sands leases in the Peace River region of northern Alberta, Canada.

-118.0
-117.0
-116.0
56.5
56.0
Deadwood
23RD BASE LINE
Woodland Cree I.R. 227
Dixonville
Woodland Cree I.R. 226
Cadotte Lake
PEACE RIVER
GRIMSHAW
St. Isidore
Brownvale
Berwyn
Duncans I.R. 151A
Nampa
William McKenzie I.R. 151K
21ST BASE LINE
PEAVINE METIS SETTLEMENT
Jean Cote
Tangent
FALHER
McLENNAN
Donnelly
N
Strata Oil & Gas leases

-118.0
-117.0
-116.0
56.5
56.5
PEACE RIVER
56.0
56.0
-118.0
-117.0
-116.0
N
Strata Oil & Gas leases

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Property”). All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below.

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $32,294
June 15, 2006	3	4,864	CDN $17,024 / USD $14,609

August 10, 2006	9	7,424	CDN $25,984 / USD $22,298
August 24, 2006	2	2,048	CDN $7,168 / USD $6,151

October 19, 2006	4	3,584	CDN $12,544 / USD $10,765
November 2, 2006	9	14,336	CDN $50,176 / USD $43,058

January 11, 2007	4	4,608	CDN $16,128 / USD $13,840
January 24, 2007	2	2,304	CDN $8,064 / USD $6,920

	40	49,920	CDN $174,720 / USD $149,935

The Peace River Property consists of a total of 49,920 hectares of land in a region of northern Alberta known as Peace River. The lease is subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Location

The Peace River Property lies on the southern edge of the Peace River oil sands field in Alberta in an approximate 50 to 60 kilometer arc from the town of Peace River. A portion of the leases lie in a northeast direction from Peace River while the other portion lies in a south and southeast direction.

Peace River Project Lease Information

The Peace River Property is comprised of 40 leases with the government of the province of Alberta, Canada. All of the leases are for a 15 year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease.

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

Property Geology

The geology of the Company’s Peace River Property appears more favorable and offers somewhat greater economic potential than the Company’s Drowned Property. There are two potentially clean reservoir sand trends, an upper and a lower sand, in the northern part of the regional areas around certain of the Company’s leases. Water is a significant component of the reservoir fluids, as observed regionally around the Company’s Peace River Property from geophysical well logs. Although there appears to be no top water and very little associated gas in the regional area, the relative location and thickness of water-bearing sand legs can have a detrimental effect on bitumen production and is undesirable when considering production.

Previous Work

Former lease holders have drilled several wells on the Company’s Peace River Property. Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs. Many of the well logs indicated poor bore hole integrity over the Bluesky-Gething bitumen interval which can effect the quality of the well logs. The logs and core indicate the presence of bitumen in generally low grade quantities over the regional area. However some areas lie within a trend with maximum net bitumen thickness of 12 to 17 meters, although not always in continuous intervals. Currently, only one lease has a well that contains gas in the Peace River reservoir interval.

Planned Work by the Company for 2007

In November 2006, the Company’s Board of Directors approved a drilling program budget of CDN $4,385,000 (USD $3,763,000). The budget was prepared with the assistance of Strata’s primary contractor for the drill program, Norwest Corporation of Calgary, Alberta. The budget covers the drilling of six wells with five planned for the Cadotte leases and one for the Bearhead leases. Four of the wells were to be cored. The wells on the Cadotte could be up to a depth of 700m while the well on the Bearhead could be up to a depth of 850 m. These wells are to be licensed as MSL (production wells). License applications will be made for an additional 6 wells on the same land. Reclamation deposits may be required once the wells are licensed. The drill locations were chosen according to the well logs and previously drilled wells in and around the area. The Company completed the initial geological mapping of the area to determine drill targets.

The Company completed the approval and permitting process with the Province of Alberta in January, 2007 and commenced drilling its first well in February 2007. The drilling program was initially changed to drill five wells instead of six. These changes were made after the budget was approved but while drilling operations were ongoing. The reasons for delaying one of the wells (on the Bearhead location) was the initial cost of the well, the cost to move the rig and equipment to that location, and also the fact that this location had year round access which means the drilling can take place at any time of year. The savings on this well allowed the company to do production tests on the Cadotte leases where we are limited to winter access only. A total of four wells were drilled in the 2007 winter drilling season on the Cadotte leases. Three wells were drilled with cores in the Cadotte West region, two of which were cased for production testing, and one well drilled, cored, cased and tested in the Cadotte East region. Due to timing and the nearing of spring break up the fifth location in the Cadotte East region could not be completed. However the Company feels that the one well drilled in the Cadotte East region will give us enough information to determine future developments in this area. Tests are currently in progress as are the analysis of the cores. Once these production test results along with a technical report of the cores have been prepared and analyzed we will move forward accordingly to determine a plan to further develop the areas of interest.

Estimated Reserves of Crude Oil and Natural Gas

We began our oil and gas operations on July 1, 2005, pursuant to our change of business approved at our Annual and Special Meeting on June 29, 2005. Subsequent to this date, we acquired interests in eight leases.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. The Company has completed the drilling of its first four wells. However, the Company has not yet received the final report on the results of its drilling. As a result, at this time, we have not yet commissioned an engineering study to determine proven and probable reserves and, thus, have no such reportable reserve information.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements for the fiscal years ended December

31, 2006, 2005, and 2004. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2006 and no material weaknesses were discovered.

As this report is required for U.S. reporting purposes, and the Company is a “foreign private issuer” as defined in Rule 3b-4 of the Exchange Act and the Company is not a “large accelerated filer”, the Company’s auditor has not attested to management’s evaluation of internal controls over financial reporting for the year-ended December 31, 2006.

There has been no change in the Company’s internal control over financial reporting during the Company’s year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

A. Overall Performance

The following table sets forth the audited consolidated statement of operations data for Strata for the fiscal years indicated:

	Strata
	Years Ended December 31
	2006	2005	2004
Expenses	$ 7,059,245	$ 2,003,105	$ 347,052
Other income (expenses)	181,840	(16,589)	2,489
Loss from continuing operations	(6,877,405)	(2,019,694)	(344,563)
Income (loss) from discontinued operations	$ 130,000	$ (64,916)	$ (350,296)
Net loss	$ (6747,405)	$ (2,084,610)	$ (694,859)
Net loss per share:
From continuing operations	$ (0.26)	$ (0.09)	$ (0.02)
From discontinued operations	$ (0.00)	$ (0.01)	$ (0.02)
After discontinued operations	$ (0.26)	$ (0.10)	$ (0.04)
Weighted average number of common shares outstanding (in millions)	25.9	21.6	19.8

Year ended December 31, 2006 compared to year ended December 31, 2005

RESULTS OF OPERATIONS

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets. At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration. The Company approved its first oil sands exploration drill program in November 2006 and as a result has not incurred significant oil and gas exploration expenditures at December 31, 2006. The income from discontinued operations of $130,000 relates to the receipt of the proceeds from the sale of the Company’s former business operations to its former President.

During the year ended December 31, 2006, we incurred a net loss of $6,747,405 compared to a net loss of $2,084,610 for the year ended December 31, 2005. Included in the 2006 loss is an income from discontinued operations of $130,000 from the sale of certain assets relating to our previous technology business (ceased on June 29, 2005) compared to a 2005 loss from discontinued operations of $64,916.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2006 or 2005. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $6,877,405 for the year ended December 31, 2006 compared to a loss from continuing operations in 2005 of $2,019,694, an increase of $4,857,711. A substantial portion of the increase in the loss from continuing operations relates to the recognition of $6,746,118 in stock-based compensation in 2006 compared to $1,691,671 in 2005. The large increase in stock-based compensation is due to the Company granting stock options in 2006 when the Company’s share price was significantly higher than it was when stock options were granted in 2005. In general, a higher share price results in a higher stock-based compensation expense when the fair value of stock option grants is calculated using the Black-Scholes model. All stock options granted in 2006 and 2005 were to non-employees. Stock options granted in 2006 and 2005 will continue to be re-valued and amortized until the options vest.

Aside from the effect of stock-based compensation, a large portion of the balance of the 2006 net loss from continuing operations is comprised of costs related to general and administrative activities. In 2005, many of the costs related to expenses incurred during the transition stage when the Company moved from the software business to oil and gas exploration. Salaries and benefits have decreased to $10,564 in 2006 from $128,996 in 2005. The decrease reflects the fact that since March 2006 the Company has utilized consultants for all of its activities while in 2005 the Company had employees for most of the year. Correspondingly, consulting expense increased in 2006 to $6,883,851 from $1,744,442 in 2005. A significant portion of the increase from 2005 relates to stock-based compensation of $6,746,118 in 2006 compared to $1,691,671 in 2005. The balance of the increase relates to payments made to consultants of $137,733 in 2006 compared to $52,771 in 2005. Professional fees increased in 2006 to $65,652 from $46,921 in 2005, an increase of $18,731. The increase can partially attributed to the general activity level increasing in 2006 compared to 2005. In 2005 the Company was operating as a software business but did not have a significant level of activity. In 2006, the Company had a full year of operating as an oil and gas exploration business and as a result was much more active. Office and Sundry increased in to $93,497 in 2006 from $43,199 in 2005 due to several factors including printing new Company brochures, redesigning the Company web site, and costs related to the implementation of new accounting software.

DISCONTINUED OPERATIONS

Income from discontinued operations in 2006 was $130,000 compared to a loss in 2005 of $64,916. The income in 2006 from discontinued operations of $130,000 relates to the receipt of the proceeds from the sale of the Company’s former business operations to its former President while the loss in 2005 related to transition costs when the Company entered the oil and gas business. Even though the sale was completed in 2005 the gain was not recognized until 2006 since the entire proceeds of sale consisted of the note receivable from the Company’s former president. The assets sold to the Company’s former president had previously been fully depreciated, hence, had no carrying value on the Company’s financial statements on the date of sale. The ultimate gain to be recognized then equaled the amount of the note. Given that the assets sold have not recently generated positive cash flow from operations, the Company believed there to be significant uncertainty as to the Company’s ability to realize non-cash proceeds (i.e. the note receivable) in the transaction. Because the proceeds were entirely covered by the note receivable, the gain was not recognized until 2006 when the proceeds were received.

No revenues were recognized from discontinued operations in 2006 and 2005.

INTEREST AND OTHER INCOME (EXPENSE)

The Company recognized a gain of $115,343 in 2006 relating to the settlement of a loan that the Company had previously reserved. In May 2002, the Company loaned $150,000 to Advanced Cell Technology ("ACT"), a private biotechnology company, in exchange for a convertible promissory note receivable. The note was unsecured, bore interest at 20% per annum, matured on April 30, 2003, and was to be converted into stock of ACT should ACT have proceeded with a preferred stock financing prior to the note's maturity date. The Company accrued a receivable for interest income, due under the terms of the promissory note, in the amount of $21,206 at December 31, 2002. At April 30, 2003, the note receivable was in default. On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan. The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan. As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount. As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees. Therefore, the Company currently owns 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288 at December 31, 2006. The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055. The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB. As a result of the settlement of the loan with ACTC, the Company has recognized a gain of $115,343 at December 31, 2006.

The Company had no interest expense in 2006 while in 2005 the Company recognized $26,444 in interest expense. On August 24, 2005 the Company borrowed $1,000,000 from a single lender (the ‘Lender’). In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note was due and payable in full one year from the date of the loan, but could be prepaid at anytime without penalty. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company issued to the Lender 120,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated August 24, 2005. The Company repaid the loan and accrued interest of $26,301 on December 22, 2005. Upon repayment, the 120,000,000 common shares granted to the Lender as security were returned to the Company and the shares were extinguished. The balance of the interest expense relates to a $20,000 bridge loan that the Company repaid on December 9, 2005.

Interest and miscellaneous income increased to $66,497 in 2006 from $9,855 in 2005 largely due to increased average cash balance in 2006 compared to 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

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

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $2,019,694 for the year ended December 31, 2005 compared to a loss from continuing operations in 2004 of $344,563, an increase of $1,675,131. A substantial portion of the increase in loss from continuing operations related to the recognition of $1,691,671 in stock-based compensation, which has been included in consulting fees, for the grant of stock options in 2005 whereas no stock options were granted in 2004. As the options were granted to non-employees, the options were revalued at December 31, 2005 resulting in a substantial increase in the compensation expense due to the increase in the Company’s share price. The options will continue to be re-valued until the options vest. For 2005, the net loss from continuing operations is largely comprised of costs incurred during the transition stage while the Company moved from a software business to oil and gas exploration. Aside from stock option compensation, our expenses are comparable to 2004 with an overall decline over the 2004 fiscal year. Salaries and benefits have increased in conjunction with the change of business as well as transition from the previous technology business. However, consulting fees have declined from $75,577 in 2004 to $52,771(excluding $1,691,671 in stock-based compensation) in 2005 due to the termination of a consulting contract effective August 31, 2005, which was in effect for a full twelve months of 2004. Also contributing to the decline in expenses was a decline in professional fees from $79,294 in 2004 to $46,921 in 2005. The decline in costs is the result of our change in 2004 from being a domestic issuer to a foreign private issuer and costs incurred while a domestic issuer relating to the transition and the filing of quarterly reports.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2006	2005	2004
Cash and cash equivalents	$ 3,779,527	$ 74,436	$ 52,187
Working capital	3,697,207	23,845	22,787
Net cash provided by (used in)
Operating activities	(159,613)	(357,228)	(446,700)
Investing activities	(2,622,576)	(128,733)	(2,836)
Financing activities	6,660,850	510,000	-

As of December 31, 2006, we had $3,779,527 in cash, an increase of $3,705,091 from December 31, 2005. The increase in cash is substantially due to cash received from option and warrant exercises and from one private placement completed by the Company in 2006. On June 13, 2006 the Company closed a private placement of 250,000 units at $4.00 per unit for total proceeds of $1,000,000. Offsetting the cash inflows from financing in 2006 was cash used to fund operating activities of $159,613, and cash used for investing activities of $2,752,576. Management estimates that the Company will require approximately $4,000,000 to fund the Company’s planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2007. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2006 was $159,613 compared to $357,228 in 2005. While the net loss was substantially higher in 2006 ($6,747,405) compared to 2005 ($2,084,610), a significant portion of the 2006 loss consists of a non-cash item related to stock-based compensation of $6,746,118. Stock-based compensation recognized in 2005 was $1,691,671. Additional non-cash items offsetting the effect of the higher stock-based compensation were two gains realized in 2006 but were not present in 2005. One gain was $115,343 from the settlement of the ACTC loan and the other was $130,000 from the receipt of the proceeds from the sale of the Company’s software assets.

Investing activities in 2006 totaled $2,622,576 which related primarily to the Company’s acquisition of interests in oil sands properties in northern Alberta of $2,752,576. Partially offsetting the outflow due to the acquisition of oil sands properties was the receipt of proceeds ($130,000) from the sale of the Company’s software assets. In 2005 the outflow from investing of $128,733 related solely to the purchase of interest in oil sands properties. Cash from financing in 2006 relates to $5,151,990 from the exercise of stock options, $1,000,000 from a private placement, and $508,860 from the exercise of share purchase warrants. Net cash from financing activities in 2005 relates to the closing of the two private placements for total proceeds of $510,000. During 2005, the Company received and subsequently repaid two loans. One loan of $1,000,000 was repaid on December 22, 2005 and the other loan of $20,000 was repaid on December 9, 2005.

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

Our previous business was primarily financed with proceeds of equity. We expect our oil and gas operations to similarly be financed by equity.

We had cash of $3,779,527 as of December 31, 2006. We anticipate that we will incur through the end of our next fiscal year:

•	$3,641,000 in connection with the on-going drill program and property lease payments on the Company’s oil sands properties;

•	$359,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt. In 2007 our most significant expense is expected to be for the exploration of our oil and gas properties. We believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months. If we are to continue to explore and develop our oil sands properties, we will require additional funding. We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding. The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

Critical Accounting Estimates:

The preparation of the Company's consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

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

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure. During the years ended December 31, 2006, 2005 and 2004 no property impairment adjustments were recorded.

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed, the Company will accordingly update its assessment. At December 31, 2006, the Company had not undertaken any drilling activity on its properties had not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in the December 31, 2006 financial statements.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. For non-employees, such amount is revalued on a quarterly basis. To date, substantially all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2006.

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

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2006 and December 31, 2005 or of the date of this report.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2006.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$ 13,842	$ 1,538	$ 3,076	$ 3,076	$ 6,152
Peace River property leases	$1,776,159	$129,175	$258,350	$258,350	$1,130,284
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$1,790,001	$130,713	$261,426	$261,426	$1,136,436

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $1,538. The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 40 leases with the government of the province of Alberta, Canada requiring annual lease payments of $149,935 (including lease payments on the leases acquired in January 2007 which do not require annual lease payments until January 2008). The leases are fifteen year leases that begin expiring on December 15, 2020.

Subsequent to December 31, 2006, the Company completed two additional transactions for a total of six leases with the province of Alberta. The Company acquired 6,912 hectares of land for a cost of $140,118. The new leases require aggregate annual minimum lease payments of CDN $24,192 (USD $20,760).

At December 31, 2006, the Company had trade payables and accrued liabilities of $164,213. All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence. The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The implementation of FIN 48 is not expected to have a material impact on its financial statements.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company's fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and designers upon whose work the Company is dependent of Strata are as follows:

Name	Position	Position Held Since
Manny Dhinsa	President, Secretary, Treasurer, Chief Executive Officer	August 19, 2005
Scott Praill	Chief Financial Officer	June 1, 2007
Pratt Barndollar	Director	October 12, 2005
Charlie Perity	Director	January 1, 2006
Duncan Budge	Director	August 3, 2006
Pol Brisset	Director	August 23, 2005

The following summarizes certain biographical data concerning the directors and senior management of Strata:

MANNY DHINSA, age 34, is an accomplished petroleum geologist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play. Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

SCOTT PRAILL, age 41, served on our Board of Directors from October 2002 until his resignation in August 2006. Upon his resignation, Mr. Praill served as a financial consultant to the Company until his appointment as our Chief Financial Officer on June 1, 2007. Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse, where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure, preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities, evaluating public company operating results through financial statement and financial ratio analysis, and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill was the Director of Finance for Inflazyme Pharmaceuticals. Mr. Praill is currently a self-employed financial consultant. Mr. Praill is also currently a Director of American Goldrush Corporation, a publicly held mining company. Mr. Praill has earned the following designations: Chartered Accountant (B.C., 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

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

CHARLIE PERITY, age 52, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career. He currently serves as a consultant to various companies in the oil and gas industry in Alberta where much of his work is focused on oil sands projects. From 2005 to 2006 he was employed as a Senior Geologist for Terracon Geotechnique of Calgary. Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002. Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990.  Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

DUNCAN BUDGE, age 56, has served on our Board of Directors since August 3, 2006. Mr. Budge is also a Director of Giant Oil & Gas Inc., Liberty Petroleum Inc., and Patriot Gold Corp. all of which are publicly traded natural resource companies. He is a professional accountant who since 2001 has worked as an independent financial consultant to firms in a variety of industries. Mr. Budge owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement. Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation in 1977. Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation. Mr. Budge does not currently hold a Chartered Accountant designation but is in the process of renewing his designation.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2006	61,842	0	0	0	0	0	0
		2005	0	0	400,000	0	0	0	0
		2004	0	0	0	0	0	0	0

(1)

Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005. Commencing May 15, 2006, Mr. Dhinsa received CDN$10,000 (USD $8,581) per month in consulting fees. Mr. Dhinsa has been granted 400,000 stock options exercisable into common shares at $0.22 per option until expiry on August 24, 2015. On March 19, 2007 Mr. Dhinsa was granted an additional 100,000 options exercisable into common shares at a price of $1.22 per option until March 19, 2017.

Stock Options Outstanding at December 31, 2006

Name	Number of Options Granted	Grant Date	Expiration Date	Exercise Price per Option	Market Value of Securities Underlying Options on Date of Grant(6)	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(7)
Manny Dhinsa(1)	340,000	8/24/05	8/24/15	$0.22	$0.22	73,332	266,668	75,400
Pol Brisset(2)	200,000	8/24/05	8/24/15	$0.22	$0.22	66,666	133,334	37,700
Scott Praill(3)	168,000	8/24/05	8/24/15	$0.22	$0.22	34,666	133,334	37,700
Duncan Budge(4)	-	-	-	-	-	-	-	-
Charlie Perity(5)	-	-	-	-	-	-	-	-
Pratt Barndollar(5)	-	-	-	-	-	-	-	-

(1) Manny Dhinsa was granted 400,000 options on August 24, 2005 vesting in equal installments of 66,667 every six months commencing February 24, 2007 and ending August 24, 2008. He exercised 60,000 stock options during 2006.

(2) Pol Brisset was granted 200,000 options on August 24, 2005, vesting in equal installments of 33,333 every six months commencing February 24, 2007 and ending August 24, 2008.

(3) Scott Praill was granted 200,000 options on August 24, 2005 vesting in equal installments of 33,333 every six months commencing February 24, 2007 and ending August 24, 2008. Mr. Praill was also granted 200,000 options on October 23, 2002. He exercised 232,000 stock options during 2006. On August 3, 2006 Mr. Praill resigned from the Board of Directors and served as a financial consultant to the Company until his appointment as Chief Financial Officer in June 2007.

(4) Duncan Budge joined the Board of Directors as the Chair of the Audit Committee on August 3, 2006. Prior to joining the Board of Directors, he served as a financial consultant to the Company. On August 24, 2005 he was granted 200,000 stock options at a price of $0.22 per option. The fair value of his options on the date of grant was $37,700. Prior to his appointment to the Board of Directors, he exercised 100,000 stock options and 100,000 of his stock options were cancelled prior to vesting. Mr. Budge now receives CDN $500 per month for serving on the Company’s Board of Directors.

(5) Charlie Perity and Pratt Barndollar have not been granted stock options. They each receive $500 per month for serving on the Board of Directors. Mr. Perity’s fee is denominated in $CDN while Mr. Barndollar’s fee is denominated in $USD.

(6) The exercise price of the Company’s stock option grants is determined based on the closing share price of the Company’s common stock as quoted on the OTC:BB on the date of grant.

(7) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model. For more information regarding the assumptions used to value stock option grants, please refer to note 3 of the Company’s audited financial statements for the fiscal year ended December 31, 2006 filed with this Form 20-F.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2006 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

C. Board Practices

6.C.1. Terms of Office.

Refer to ITEM 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Brisset, Mr. Budge, Mr. Barndollar and Mr. Perity each have a service contract providing for payment of $500 per month for their services as Directors of our Company. Mr. Brisset, Mr. Budge and Mr. Perity’s agreements are denominated in Canadian dollars. The agreements are to remain in effect as long as the two individuals continue to serve as Directors. The agreements do not provide for any termination benefits of any kind.

6.C.3. Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company. The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors. The Audit

Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors. The Audit Committee meets on an as needed basis.

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

6.D. Employees

As of December 31, 2006, 2005, and 2004 we had 1, 1, and 3 full-time employees respectively, including Mr. Dhinsa, Chairman of the Board, President, Secretary, Treasurer and CEO. Mr. Dhinsa supervises the company's operations. It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. As of May 15, 2006 Mr. Dhinsa began dedicating 100% of his time working for the Company. We currently outsource to outside geologists on an as-needed basis.

E. Share Ownership

As of June 12, 2007 Management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock. The table below indicates as of June 12, 2007 the share ownership of each of our officers and directors and all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 28,287,544 shares of common stock issued and outstanding, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers, Directors,
And 5% Shareholders	Number of Shares		Beneficial Ownership (%)

Manny Dhinsa	140,000	(1)	*
Scott Praill	168,000	(2)	*
Pol Brisset	100,000	(3)	*
Duncan Budge	-		*
Charlie Perity	-		-
Pratt Barndollar	-		-
All Directors and Executive Officers as a Group (5 persons)	408,000		*

* Represents less than 1%.

(1) Consists of stock options to purchase up to 140,000 shares of our common stock, exercisable within sixty days.

(2) Includes stock options to acquire up to 68,000 shares of our common stock, exercisable within sixty days.

(3) Consists of stock options to purchase up to 100,000 shares of our common stock, exercisable within sixty days.

The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Stock Option Plans:

The Company has three option plans pursuant to which employees, directors and consultants and other agents of the Company could receive shares. The Company has a 2006 Stock Option Plan (“the 2006 Plan”), a 2002 Stock Option Plan (“the 2002 Plan”) and a 2000 Stock Option Plan (“the 2000 Plan”).

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders.

See Item 6.E. As of June 12, 2007, management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

There were no major shareholders during 2006. During 2005, one major shareholder disposed of the majority of his shareholdings.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.

On June 12, 2007, the Company had 17 registered shareholders representing 5,613,628 shares with addresses in Canada.

7.A.4. Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

As part of the sale of the Company’s software assets the Company had a promissory note with a face value of $130,000 owing from a private company controlled by the Company’s former President. In June 2006, the total proceeds of the promissory note were received. In addition, included in the Company’s accounts payable at December 31, 2005 is an amount of $10,000 owing to the Company’s President. The amount relates to a payment made on behalf of the Company in relation to the acquisition of the Drowned Property.

The Company began paying its current president CDN $10,000 (USD $8,581) per month in May 2006. Total compensation expense of $61,842 has been recognized as consulting fees at December 31, 2006.

The Company paid management fees for the services of its vice president at the rate of $5,000 per month. On August 23, 2005 the Company’s vice president resigned from the Company. Compensation expense of $40,000 for the year ended December 31, 2005 and $56,074 for the years ended December 31, 2004 and 2003 has been recorded as management fees in the accompanying financial statements.

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2006. At December 31, 2005 the Company had an amount owing of $130,000 from a private company controlled by our former president in connection with the disposal of our technology assets in July 2005 pursuant to the agreement. In June 2006, the total proceeds of the promissory note were received.

Amounts Owing to Senior Management/Directors

At December 31, 2006 and 2005 no amounts were owed to senior management or directors. Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's consolidated financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report. The audit reports of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal periods ending December 31, 2006, 2005 and 2004.

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

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2006	$7.95	$0.88
2005	$0.13	$1.48
2004	$0.63	$0.08
2003	$0.83	$0.12
2002	$1.69	$0.46

2.      High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2006	Fourth Quarter of 2006	$5.49	$1.45
	Third Quarter of 2006	$7.95	$4.05
	Second Quarter of 2006	$7.22	$1.10
	First Quarter of 2006	$1.25	$0.88
2005	Fourth Quarter of 2005	$1.48	$0.71
	Third Quarter of 2005	$1.15	$0.14
	Second Quarter of 2005	$0.16	$0.13
	First Quarter of 2005	$0.35	$0.13

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
May 2007	$1.55	$1.17
April 2007	$2.20	$1.43
March 2007	$2.68	$1.17
February 2007	$1.95	$1.33
January 2007	$2.40	$1.59
December 2006	$4.17	$1.45

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

Strata will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Strata at the following address: Strata Oil and Gas Inc. Suite 408 – 918 16th Ave. NW, Calgary, Alberta, Canada, T2M 0K3 Attention: President, telephone number: 403-668-6539.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 12, 2007, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.06. This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

Interest Rate Sensitivity

The Company currently has no significant long-term or short-term debt requiring interest payments. Thus, the Company has not entered into any agreement or purchased any instrument to hedge against possible interest rate risks at this time.

The Company's interest earning investments are primarily short-term, or can be held to maturity, and thus, any reductions in carrying values due to future interest rate declines are believed to be immaterial. However, as the Company has a significant cash or near-cash position, which is invested in such instruments, reductions in interest rates will reduce the interest income from these investments.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2006, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, Mr. Manny Dhinsa. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

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

During the most recently completed fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs. Mr. Duncan Budge is the audit committee’s financial expert member as an experienced accountant with 30 years experience. In addition to serving on the Board of Strata, he also serves on the Board and is the Audit Committee Chair of Giant Oil & Gas Inc. and Liberty Petroleum Inc.

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

Item 16C. Principal Accountant and Fees

BDO Dunwoody LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

		Fiscal year ending December 31, 2006	Fiscal year ending December 31, 2005
Audit Fees		$50,000	$38,875
Audit Related Fees		$0	0
Tax Fees		$0	0
All Other Fees		$0	$0
	$

As of December 31, 2006, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

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

Item 18. Financial Statements

The Company's consolidated financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The consolidated financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report. The audit report of BDO Dunwoody LLP, is included herein immediately preceding the audited financial statements.

Strata Oil & Gas Inc.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

December 31, 2006 and 2005

(Stated in US Dollars)

Strata Oil & Gas Inc.

(An Exploration Stage Company)

Financial Statements

December 31, 2006

Contents

Auditors’ Report

Comments by Auditors for US Readers on Canada – US Reporting Differences

Financial Statements

Balance Sheets

Statements of Operations and Comprehensive Loss

Statements of Changes in Stockholders’ Equity

Statements of Cash Flows

Notes to Financial Statements

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Auditors’ Report

To the Directors and Stockholders of

Strata Oil & Gas Inc.

(an Exploration Stage Company)

We have audited the Balance Sheets of Strata Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2006 and 2005 and the Statements of Operations and Comprehensive Loss, Changes in Stockholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2006 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2006 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 28, 2007

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the stockholders dated May 28, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada

May 28, 2007

STRATA OIL & GAS INC.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	DECEMBER 31

	2006	2005

Assets
Current
Cash	$3,779,527	$74,436
Receivables	25,889	6,638
Prepaid expenses	716	-
Investments - available for sale (Note 4)	55,288	-
Total current assets	3,861,420	81,074
Oil and gas property interests (Note 5)	2,786,842	128,733
Total Assets	$6,648,262	$209,807

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$119,431	$18,536
Accrued liabilities	44,782	38,693
Total current liabilities	164,213	57,229

Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 28,287,544 shares issued and outstanding at December 31, 2006 (2005 - 22,113,944)	7,190,684	529,834
Additional paid-in capital	11,014,376	4,268,258
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(8,613,923)	(1,866,518)
Accumulated other comprehensive loss
Unrealized loss on investments available for sale (Note 4)	(60,055)	-
Foreign currency translation adjustments	(298,243)	(30,206)
Total stockholders’ equity	6,484,049	152,578
Total Liabilities and Stockholders’ Equity	$6,648,262	$209,807

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

				From July 1, 2005 (the date of entering into exploration stage) to
	2006	2005	2004	DECEMBER 31, 2006

Expenses
Salaries and benefits	$10,564	$ 128,996	$111,162	$67,335
Professional fees	65,652	46,921	79,294	98,345
Office and sundry	93,497	43,199	32,157	113,996
Rent	2,081	20,387	20,669	11,495
Consulting fees (including $6,746,118 and $1,691,671 of stock-based compensation expense for 2006 and 2005 respectively (Note 3))	6,883,851	1,744,442	75,577	8,594,596
Transfer agent fees	3,600	4,640	2,875	8,240
Depreciation	-	14,520	25,318	5,607

	(7,059,245)	(2,003,105)	(347,052)	(8,899,614)

Other income (expenses)
Interest and miscellaneous income	66,497	9,855	2,489	74,037
Interest expense	-	(26,444)	-	(26,444)
Gain on settlement of loan (Note 4)	115,343	-	-	115,343

	181,840	(16,589)	2,489	162,936
Loss from continuing operations	(6,877,405)	(2,019,694)	(344,563)	(8,736,678)
Income (loss) from discontinued operations (Note 6)	130,000	(64,916)	(350,296)	122,755
Net loss for the period	(6,747,405)	(2,084,610)	(694,859)	(8,613,923)
Other comprehensive loss
Unrealized holding loss on investments available for sale (Note 4)	(60,055)	-	-	(60,055)
Foreign currency translation adjustments	(268,037)	(1,790)	(7,457)	(268,427)
Comprehensive loss	$(7,075,497)	$ (2,086,400)	$(702,316)	$(8,942,405)

Basis and diluted loss per share
From continuing operations	(0.26)	(0.09)	$(0.02)
From discontinued operations	0.00	(0.01)	(0.02)
	(0.26)	(0.10)	$(0.04)
Weighted average shares outstanding	25,931,209	21,618,656	19,829,944

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLERS’ EQUITY

(Expressed in US Dollars)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Loss	Equity

Balance, January 1, 2004	19,833,944	19,834	2,576,587	(1,835,839)	(20,959)	739,623
Net loss and comprehensive loss	-	-	-	(694,859)	(7,457)	(702,316)
Balance, December 31, 2004	19,833,944	19,834	2,576,587	(2,530,698)	(28,416)	37,307
Private placement common stock issuances for cash, February 2005 (Note 9)	2,000,000	300,000	-	-	-	300,000
Private placement common stock issuances for cash, November 2005 (Note 9)	280,000	210,000	-	-	-	210,000
Issuance of common shares as collateral for a loan (Note 7)	120,000,000	-	-	-	-	-
Cancellation of common shares upon repayment of the loan (Note 7)	(120,000,000)	-	-	-	-	-
Stock-based compensation (Note 3)	-	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(2,084,610)	(1,790)	(2,086,400)

Balance, December 31, 2005	22,113,944	$529,834	$4,268,258	$(4,615,308)	$(30,206)	$152,578
Private placement common stock issuances for cash, June 2006 (Note 9)	250,000	1,000,000	-	-	-	1,000,000
Stock option exercises February to August, 2006	3,662,000	5,151,990	-	-	-	5,151,990
Warrant exercises May to July 2006	2,261,600	508,860	-	-	-	508,860
Stock-based compensation (Note 3)	-	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	-	(6,747,405)	(328,092)	(7,075,497)
Balance, December 31, 2006	28,287,544	$7,190,684	$11,014,376	$(11,362,713)	$(358,298)	$6,484,049

(1) Reflects the 2:1 forward stock split completed on May 11, 2006. See Note 9.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				FROM
				July 1, 2005 (the date of entering into exploration stage) to
	FOR THE YEARS ENDED DECEMBER 31

	2006	2005	2004	DECEMBER 31, 2006

Cash flows from operating activities
Net loss	$(6,747,405)	$(2,084,610)	$(694,859)	$(8,613,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	-	14,520	269,018	5,607
Stock option compensation expense	6,746,118	1,691,671	-	8,437,789
Write-down of inventory	-	-	8,415	-
Gain on settlement of loan (Note 4)	(115,343)	-	-	(115,343)
Gain on sale of software (Note 6)	(130,000)	-	-	(130,000)
Change in assets and liabilities:
Receivables	(19,251)	(3.026)	939	(22,228)
Prepaid expenses	(716)	1,717	(9)	1,630
Accounts payable	100,895	12,741	(26,148)	99,934
Accrued liabilities	6,089	9,759	(4,056)	40,483
Net cash used in operating activities	(159,613)	(357,228)	(446,700)	(296,051)

Cash flows from investing activities
Acquisition of oil and gas interests	(2,752,576)	(128,733)	-	(2,881,309)
Acquisition of computer and office equipment	-	-	(2,836)	-
Proceeds on the sale of software (Note 6)	130,000	-	-	130,000
Net cash used in investing activities	(2,622,576)	(128,733)	(2,836)	(2,751,309)

Cash flows from financing activities
Proceeds from the issuance of common stock	1,000,000	510,000	-	1,210,000
Proceeds from loan financing	-	1,020,000	-	1,020,000
Repayment of loan financing	-	(1,020,000)	-	(1,020,000)
Proceeds from the exercise of stock options	5,151,990	-	-	5,151,990
Proceeds from the exercise of warrants	508,860	-	-	508,860
Net cash provided by financing activities	6,660,850	510,000	-	6,870,850
Foreign exchange effect on cash	(173,570)	(1,790)	(7,457)	(173,960)
Net increase (decrease) in cash	3,705,091	22,249	(456,993)	3,649,530
Cash, beginning of period	74,436	52,187	509,180	129,997
Cash, end of period	$3,779,527	$74,436	$52,187	3,779,527
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$26,444	$-	$26,444
Income taxes	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net (Note 4)	$115,343	$-	$-	$115,343

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

1.	NATURE OF BUSINESS AND OPERATIONS

Strata Oil & Gas Inc. (the ‘Company’) (formerly Stratabase Inc.) is engaged in the exploration for oil and natural gas in oil sands in the Canadian province of Alberta. The Company was formerly engaged in the development of Knowledge Worker Automation (KWA) software.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the stockholders of the Company approved the sale of all of the rights to the Company’s software assets to a company controlled by the Company’s former chief executive officer. At the same meeting, a majority of the Company’s stockholders also approved the change in business of the Company from software development to oil and gas exploration (Note 6). Upon disposal of the Company’s software assets and change in focus to oil and gas exploration, the Company has entered the exploration stage of its new business activity and follows Statement of Financial Accounting Standard (“SFAS”) No. 7, Development Stage Enterprises. Since re-entering the exploration stage in July 2005, the Company has incurred a loss of $8,613,923.

In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). At a Special Meeting of the stockholders of Stratabase Inc. held on August 17, 2004, a majority of the Company’s stockholders voted in favour of the plan of conversion. Accordingly, the Company filed the Articles of Conversion in Nevada and obtained a Certificate of Continuance from the Director of Business Corporations. As a result, the Company changed its name to "Stratabase Inc." and continued to operate under the Canada Business Corporations Act and ceased to be a Nevada corporation. The Company has never had any employees or operations in the U.S., and management believed the continuation to Canada accurately reflected the nature of its operations. The continuance had no impact on the Company’s financial statements. These financial statements are presented as a continuation of the Nevada Company.

2.	ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company only commenced its oil and gas exploration activities in the last quarter of 2005. Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer. The Company has not realized any revenue from its present operations. During the year ended December 31, 2006, the Company incurred a loss of $6,747,405 and has an accumulated deficit of $8,613,923 at December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $4,000,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, an initial drill exploration program of the Company’s properties as well as the costs associated with maintaining an office. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

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

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Investments

Available for Sale

Investments designated as available-for-sale include marketable equity securities. Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. The cost of securities sold is based on the specific identification method. Realized gains or losses on the sale or exchange of equity securities and declines in value judged to be other-than-temporary are recorded in gains (losses) on equity securities.

The Company applies SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities when determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. We also consider specific adverse conditions related to

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Investments - continued

Available for Sale - continued

the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

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

Estimates of undiscounted future cash flows used for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. During the years ended December 31, 2006, 2005 and 2004, no write-downs of long-lived assets were recognized.

Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

At December 31, 2006, the Company had only completed preliminary exploration activity on its properties and as a result has not incurred significant reclamation obligations. As such, no asset retirement obligation accrual was made in these financial statements.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If it is determined that the realization of the future tax benefit is not more likely than not, the enterprise establishes a valuation allowance.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar, but reports its financial statements in US dollars. The Company translates its Canadian dollar balances to US dollars in the following manner: Assets and liabilities have been translated using the rate of exchange at the balance sheet date. The Company’s results of operations have been translated using average rates. Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity.

All amounts included in the accompanying financial statements and footnotes are denominated in U.S. dollars.

Stock Option Plans

Beginning January 1, 2006, the Company adopted the recommendations of the Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Accounting for Stock-based Compensation”, and has applied the recommendations of this standard using the modified prospective method.  Under this application, the Company is required to record compensation expense, based on the fair value of the awards, for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as at the date of adoption.

Prior to the adoption of SFAS 123R, the Company elected to apply the intrinsic value method of Accounting Principles Board (“APB”) No. 25, “ Accounting for Stock Issued to Employees ” and related interpretations in accounting for stock options granted to employees and directors.  Under APB No. 25, compensation expense is only recorded to the extent that the exercise price is less than the market value of the underlying stock on the measurement date, which is usually the date of grant.  Any stock-based compensation for employees was recognized on a straight-line basis over the vesting period of the individual options.

Stock options granted to non-employees were previously accounted for under SFAS No. 123 “Accounting for Stock-Based Compensation” and were measured at the fair value of the options as determined by an option pricing model on the measurement date and recognized as the related services are provided and the options earned. Compensation expense for unvested options to non-employees is revalued at each period end and is being amortized over the vesting period of the options. As options granted in prior years were primarily to non-employees, the impact on the December 31, 2006 financial statements of adopting SFAS No. 123R was immaterial.

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period. During 2006 the Company recognized an aggregate $6,746,118 (2005 - $1,691,671) in stock-based compensation in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees. There were no stock options granted during the year ended December 31, 2004. All stock options granted in 2005 and 2006 were to non-employees of the Company.

Had compensation expense on 2002 employee options granted been determined based on the fair value method at the grant dates, as described in SFAS No. 123, the following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value provisions of SFAS 123 to all options prior to January 1, 2006:

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Stock Option Plans - continued

	2005	2004
Net loss, as reported	$(2,084,610)	$(694,859)
Add: stock-based compensation expense included in reported net income, net of related taxes	-	-
Deduct total stock-based employee compensation expense determined under fair based methods for all awards	(5,843)	(18,646)
Pro forma net loss	$(2,090,453)	$(713,505)
Loss per common share:
Basic and diluted – as reported	$(0.10)	$(0.04)
Basic and diluted – pro forma	$(0.10)	$(0.04)

No stock options were granted in 2004. The fair value of each option granted in 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005
Dividend yield	0%	0%
Expected volatility	85.6%	85.6%
Risk-free rate	4.36%	3.93%
Expected life	10 years	10 years

The weighted average grant date fair value per option granted in 2006 was $3.73 (2005 - $0.80)

Expected volatilities are based on industry comparables using available data and other factors due to the fact the Company’s business changed substantially from the previous technology business to oil and gas in 2005. When applicable, the Company will use historical data to estimate option exercise, forfeiture and employees termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options.

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

At December 31, 2006, 2005 and 2004, potential common shares of 11,902,800, 16,326,400, and 9,516,400 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments

The carrying amounts reported in the balance sheets for cash, receivables, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. At December 31, 2006 the investments available for sale has been recorded at fair market value.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

New Accounting Pronouncements

SFAS No. 155

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments — an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value re-measurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006. The Company is currently evaluating the impact of the provisions of SFAS 155.

SFAS No. 154

In June 2005, the FASB issued Statement of Financial Accounting Standard No. 154, “Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements” (“SFAS 154”). The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. SFAS 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle. Opinion 20 previously required that such a change be reported as a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company has determined the adoption of this pronouncement did not have a material impact on the Company’s financial statements.

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the provisions of SFAS No. 157.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

FIN 48

In June 2006, FASB issued interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109 (FAS No. 109)” (“FIN 48”). This interpretation prescribes a recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 uses a two-step approach for evaluating tax positions. The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement. FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence. The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is permitted if the reporting enterprise has not publicly issued financial statements, including interim financial statements, for that fiscal year. Accordingly, the Company will adopt the provisions of this Interpretation in its fiscal 2007 year. The implementation of FIN 48 is not expected to have a material impact on its financial statements.

SAB 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for fiscal years ending after November 15, 2006 (the Company's fiscal year ending December 31, 2006). The Company has determined that SAB 108 did not have a material impact on its financial statements.

4.	INVESTMENTS

In May 2002, the Company loaned $150,000 to Advanced Cell Technology ("ACT"), a private biotechnology company, in exchange for a convertible promissory note receivable. The note was unsecured, bore interest at 20% per annum, matured on April 30, 2003, and was to be converted into stock of ACT should ACT have proceeded with a preferred stock financing prior to the note's maturity date. The Company accrued a receivable for interest income, due under the terms of the promissory note, in the amount of $21,206 at December 31, 2002. At April 30, 2003, the note receivable was in default. The Company received notice from ACT of their intention to settle the note receivable in full out of future financing. With the uncertainty regarding the recoverability of the note receivable, in 2003 the Company reserved the principal amount of the note receivable and accrued interest outstanding at December 31, 2002 and fully reserved all additional accruals of interest.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.	INVESTMENTS - continued

On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan. The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan. As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount. As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees. Therefore, the Company currently owns 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288 at December 31, 2006. The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055. The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB.

5.	OIL AND GAS PROPERTY INTERESTS

	2006 (Cumulative)

	Peace River	Drowned	Total
Property acquisition and lease payments	$2,362,465	$30,976	$2,393,441
Geological and geophysical	127,745	-	127,745
Project management	196,916	-	196,916
Drilling	19,507	-	19,507
Assaying and analysis	16,648	-	16,648
Camp and field supplies	3,007	-	3,007
Travel and accommodation	16,896	-	16,896
Consulting	-	12,682	12,682
Total expenditures	$2,743,184	$43,658	$2,786,842

	2005

	Peace River	Drowned	Total
Property acquisition and lease payments	$87,266	$28,785	$116,051
Consulting	-	12,682	12,682
Total expenditures	$87,266	$41,467	$128,733

Peace River Property

The Company has entered into a series of leases in multiple transactions with the province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Property”). All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the government. All of the leases are for a 15 year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease. The specific transactions entered into by the Company are as noted below.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.	OIL AND GAS PROPERTY INTERESTS - continued

Peace River Property - continued

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $32,294
June 15, 2006	3	4,864	CDN $17,024 / USD $14,609

August 10, 2006	9	7,424	CDN $25,984 / USD $22,298
August 24, 2006	2	2,048	CDN $7,168 / USD $6,151

October 19, 2006	4	3,584	CDN $12,544 / USD $10,765
November 2, 2006	9	14,336	CDN $50,176 / USD $43,058

	34	43,008	CDN $150,528 / USD $129,175

Subsequent to December 31, 2006, the Company completed two additional transactions for a total of six leases with the province of Alberta. The Company acquired 6,912 hectares of land for a cost of $140,118. The new leases require aggregate annual minimum lease payments of CDN $24,192 (USD $20,760).

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”). The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease. Strata's acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,538) until expiry on October 4, 2015.

All of the Company’s leases for the Peace River and Drowned Properties are subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

6.	DISCONTINUED OPERATIONS

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a private company controlled by its former president (the “Purchaser”) for $130,000. The value of the assets disposed of was based on an independent valuation. The net book value of these assets at December 31, 2006 and 2005 was Nil.

The results of operations and cash flows of the software operations have been segregated in the financial statements as discontinued operations for the current and prior periods. On July 11, 2005 a definitive agreement was completed and in exchange for the rights to all of its software, the Company received a non-interest bearing promissory note which was due on July 11, 2006. The Purchaser had at his sole discretion, the right to convert the promissory note into its common shares at a conversion price to be determined. Had the Purchaser chosen to convert the promissory note to equity, it would have converted it into shares at market value. The promissory note was collateralized by all of the assets acquired by the Purchaser. The Purchaser could have located an alternate buyer for the assets or

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.	DISCONTINUED OPERATIONS - continued

assigned its rights under the purchase agreement, provided that the terms of sale of the software assets to such alternate buyer or assignee would have remained substantially the same as described above.

The loan was fully paid on June 30, 2006 and as a result, the Company has recognized a $130,000 gain in the Statement of Operations and Comprehensive Loss at December 31, 2006.

	2006	2005	2004
Gain (loss) on disposal	$130,000	$(8,233)	$-
Loss from discontinued operations	-	(56,683)	(350,296)
Total	$130,000	$(64,916)	$(350,296)

No revenue was recognized during 2006, 2005 or 2004 from discontinued operations.

7.	LOANS PAYABLE

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

Related party transactions not disclosed elsewhere in these financial statements include:

Sale of Software Assets

As part of the sale of the Company’s software assets (Note 6) the Company had a promissory note with a face value of $130,000 owing from a company controlled by the Company’s former president at December 31, 2005. In June 2006, the loan was fully repaid.

Payables to Related Parties

In addition, included in the Company’s accounts payable at December 31, 2006 is an amount of $Nil (2005 - $10,000) owing to the Company’s President. The amount owing in 2005 related to a payment made on behalf of the Company in relation to the acquisition of the Drowned Property (Note 5).

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

8.	RELATED PARTY TRANSACTIONS - continued

Management Fees

The Company began paying its current president CDN $10,000 (USD $8,581) per month in May 2006. Total compensation expense of $61,842 has been recognized as consulting fees to December 31, 2006.

The Company paid management fees for the services of its former vice president at the rate of $5,000 per month. On August 23, 2005 the Company’s vice president resigned from the Company. No compensation expense was recognized in 2006 while compensation expense of $40,000 was recognized for the year ended December 31, 2005 and $56,074 for the year ended December 31, 2004. These amounts have been shown as consulting fees.

Director fees

The Company pays its independent Directors $500 per month for serving on the Company’s Board of Directors. Three of the Directors receive their payments in $CDN and one is paid in $USD. Directors’ fees of $13,510 (2005 - $3,698) have been recorded as consulting fees at December 31, 2006.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

9.	SHARE CAPITAL

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

On June 13, 2006 the Company closed a private placement of 250,000 units at $4.00 per unit for a total offering price of $1,000,000. Each unit consists of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $4.25 for a period of four years commencing on June 13, 2007 and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $4.50 for a period of three and one half years commencing on December 13, 2007. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

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

Activity under the 2000 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share

Balance outstanding,
January 1 and December 31, 2004	160,000	780,000	$0.43
Options cancelled	60,000	(60,000)	0.25
December 31, 2005	220,000	720,000	0.44
Options granted	(220,000)	220,000	3.50
Options exercised	-	(490,000)	1.94
Balance outstanding,
December 31, 2006	-	450,000	$0.30

Balance exercisable,
December 31, 2006		450,000	$0.30
December 31, 2005		720,000	$0.44
December 31, 2004		700,000	$0.40

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

Activity under the 2002 Plan is summarized as follows:

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	STOCK OPTION PLANS - continued

	Available for Grant	Options Outstanding	Weighted Average Price Per Share

Balance outstanding,
January 1 and December 31, 2004	2,840,000	490,000	$0.29
Options cancelled	490,000	(490,000)	0.29
Options granted	(3,200,000)	3,200,000	0.21
Balance outstanding,
December 31, 2005	130,000	3,200,000	$0.21
Options cancelled	100,000	(100,000)	0.22
Options granted	(130,000)	130,000	3.50
Options exercised	-	(2,522,000)	0.38
Balance outstanding,
December 31, 2006	100,000	708,000	$0.22

Balance exercisable,
December 31, 2006		174,664	$0.22
December 31, 2005		200,000	$0.22
December 31, 2004		490,000	$0.29

At the Annual General and Special Meeting of Shareholders held in June 2006 the shareholders approved and the Company adopted its 2006 Stock Option Plan (“the 2006 Plan”). The 2006 Plan provides for the granting of up to an additional 4,000,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2006 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share

Balance outstanding,
January 1, 2006	-	-	$-
Adoption of 2006 Plan	4,000,000	-	-
Options granted	(750,000)	750,000	4.94
Options exercised	-	(650,000)	5.00

Balance outstanding,
December 31, 2006	3,250,000	100,000	$4.57

Balance exercisable,
December 31, 2006		33,333	$4.57

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.	STOCK OPTION PLANS - continued

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006, 2002 and 2000 Plans at December 31, 2006:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.30	450,000	4.25	$0.30	450,000	$0.30
$0.22	708,000	8.67	$0.22	174,664	$0.22
$4.57	100,000	9.58	$4.57	33,333	$4.57
	1,258,000			657,997

The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2006 was $2,314,740 and $1,232,068, respectively. The aggregate intrinsic value of stock options exercised in 2006 was $5,440,160.

As of December 31, 2006, there was $481,186 of total unrecognized compensation cost related to all options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 1.55 years.

A summary of status of the Company’s unvested stock options as of December 31, 2006 under all plans is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at January 1, 2005	80,000	$ 0.65	$ 0.36
Granted	3,200,000	0.21	0.18
Vested	(280,000)	0.34	0.24

Unvested at December 31, 2005	3,000,000	0.21	0.18
Granted	1,100,000	4.48	3.73
Vested	(3,399,997)	1.51	1.25
Cancelled	(100,000)	0.22	0.19

Unvested at December 31, 2006	600,003	$ 0.70	$ 0.60

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.	WARRANTS

	Warrants	Weighted Average Exercise Price
Balance, January 1 and December 31, 2004	8,246,400	$0.35
Warrants issued	4,560,000	0.40
Warrants expired	(400,000)	1.25
Balance, December 31, 2005	12,406,400	$0.34
Warrants issued	500,000	4.38
Warrants exercised	(2,261,600)	0.23
Balance, December 31, 2006	10,644,800	$0.55

The following table lists the common share warrants outstanding at December 31, 2006. Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry
1,661,600	1,661,600	$0.225	December 23, 2010
3,923,200	3,923,200	$0.375	December 23, 2010
2,000,000	-	$0.25	February 14, 2012
2,000,000	-	$0.40	February 14, 2012
280,000	280,000	$0.875	November 15, 2010
280,000	-	$1.00	November 15, 2010
250,000	-	$4.25	June 13, 2011
250,000	-	$4.50	June 13, 2011
10,644,800	5,864,800

At December 31, 2006 the vested warrants have a weighted average exercise price of $0.36.

12.	INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2006	2005

Deferred tax assets (liabilities)
Net operating loss carryforwards	$572,000	$510,000
Office equipment	10,000	10,000
Share issue costs	1,800	2,300
Investments	20,500	-
	604,300	522,300
Valuation allowance	(604,300)	(522,300)
Net deferred tax asset	$-	$-

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.	INCOME TAXES - continued

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2006, the Company had available to offset future taxable income, net Canadian operating loss carryforwards of approximately $1,617,000. The carryforwards will begin expiring in 2014 unless utilized in earlier years. The Company also has approximately $2,787,000 in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company’s deferred tax assets include the tax effect relating to approximately $5,400 (2005 – $6,800) of future tax deductions for share issue costs. If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Comprehensive Loss.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income as a result of the following differences:

	2006	2005	2004
Statutory federal income tax rate	(34%)	(34%)	(36%)
Change in valuation allowance	1%	5%	36%
Non-deductible stock-based compensation	34%	28%	-%
Effect of foreign exchange	-%	1%	-%
Effect of reduction in income tax rate	-	1%	-%
Other	(1%)	(1%)	-%
	-%	-%	-%

13.	COMMITMENTS

Rents

The Company currently pays to rent shared office spaces in Calgary and Edmonton, Alberta on a month-to-month basis. Total rent expense recorded by the Company was $2,081, $20,387, and $20,669 for the years ended December 31, 2006, 2005, and 2004, respectively.

Environmental Matters

The Company is engaged in oil and gas exploration and may become subject to certain liabilities as they relate to environmental cleanup of sites or other environmental restoration procedures as they relate to the exploration of oil and gas. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean up, restoration or the violation of any rules or regulations relating thereto. Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.	SUBSEQUENT EVENT

On March 19, 2007, a total of 200,000 stock options were granted to the Company’s president and a consultant with an exercise price of $1.22 vesting on March 19, 2009 and March 19, 2010, respectively and expiring on March 19, 2017.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2	Form of Class A warrant issued in February 2005 (2)
2.3	Form of Class B warrant issued in February 2005 (2)
2.4	Form of Class A warrant issued in November 2005 (2)
2.5	Form of Class B warrant issued in November 2005 (2)
2.6	Form of Class A warrant issued in June 2006 (6)
2.7	Form of Class B warrant issued in June 2006 (6)
4.1	Agreement, dated October 12, 2005 between the Company and Pratt Barndollar (2)
4.2	Agreement, dated January 1, 2006 between the Company and Charlie Perity (2)
4.3	Asset Sale Agreement, dated June 29, 2005, between the Company and Trevor Newton (2)
4.4	Consulting agreement dated May 15, 2006 between Manny Dhinsa and the Company (2)
12.1*	Rule 13a-14(a)/15d-14(a) Certifications
13.1*	Section 1350 Certifications
14.1	Consent of Independent Registered Public Accounting Firm
15.3	2000 Stock Option Plan (3)
15.4	2002 Stock Option Plan (4)
15.4	2006 Stock Option Plan (5)

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s 2005 Form 20-F filed on June 1, 2006.

(3) Filed on Form S-8 on January 29, 2001

(4) Filed on Form S-8 on February 12, 2002

(5) Filed on Form S-8 on June 1, 2006.

(6) Previously filed with the Company’s Form 6-K filed on June 23, 2006.

SIGNATURES

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATA OIL & GAS INC.

By /s/ Manny Dhinsa
Manny Dhinsa
Dated: June 12, 2007	President, Chief Executive Officer, Secretary and Treasurer

/s/ Pol Brisset	Director	Dated: June 12, 2007
Pol Brisset

/s/ Duncan Budge	Director	Dated: June 12, 2007
Duncan Budge

/s/ Pratt Barndollar	Director	Dated: June 12, 2007
Pratt Barndollar

/s/ Charlie Perity	Director	Dated: June 12, 2007
Charlie Perity