Form 20-F/A
period 2006-12-31
STRATA OIL & GAS, INC.
filed 2007-06-18
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Item 16C. Principal Accountant and Fees

BDO Dunwoody LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2006	Fiscal year ending December 31, 2005

Audit Fees	$50,000	$38,875
Audit Related Fees	$0	$0
Tax Fees	$0	$0
All Other Fees	$0	$0

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