Form 20-F
period 2007-12-31
STRATA OIL & GAS, INC.
filed 2008-05-23
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ______

Commission file number: 333-104670

STRATA OIL & GAS INC.
(formerly Stratabase Inc.)
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

717 - 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3
 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, Fully Paid and Non-Assessable Common Shares, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 59,861,088 shares outstanding at December 31, 2007 and 61,881,088 shares outstanding as of May 22, 2008.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.           Yes [X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [  ]                                                      Accelerated filer [  ]                                           Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)  Yes [  ]  No [X]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2007

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
Carboniferous
The period of geological time between 360 and 286 million years ago.  A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period.

Cretaceous Period	A period 144 to 65 million years ago
Debolt Formation	Lies above the Elkton Formation and ranges from mid- to upper Visean in age (345.3 to 326.4 million years ago)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Our headquarters are located at 717 - 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3.  The telephone number is (403) 668-6539.  The Company’s web address is strataoil.com.

On May 9, 2006, at a Special Meeting of the Company’s stockholders, a majority of the Company’s stockholders approved a 2:1 forward stock split.  The record and payment dates of the forward split were May 10 and May 11, 2006 respectively.   In addition, on July 13, 2007, at a Special Meeting of the Company’s stockholders, a majority of the Company’s stockholders approved a 2:1 forward stock split.  The record and payment dates of the forward split were October 8 and October 9, 2007 respectively.  All references to share and per share amounts have been restated in this 20-F to reflect these splits.

In this Annual Report, the “Company”, “Strata Oil & Gas Inc.”, “Strata”, "we", "our", and "us", refer to Strata Oil & Gas Inc. (unless the context otherwise requires).  Summary discussions of documents referred to in this Annual Report may not be complete, and we refer you to the actual documents for more complete information.

BUSINESS OF STRATA OIL & GAS INC.

The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits.  The Company currently has interests in a total of 43 oil sands leases located in Northern Alberta, Canada.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2007, 2006, 2005, 2004 and 2003.  On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Subsequent to entering the oil and gas exploration business, we have entered into 43 oil sands leases in Alberta, Canada.  These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2007.  As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA
(in U.S. dollars)

	Strata
	Years Ended December 31,

	2007	2006	2005	2004	2003
Revenue	$-	$-	$-	$-	$-
Expenses	468,031	7,059,245	2,003,105	347,052	491,562
Other income (expense), net	13,306	181,840	(16,589)	2,489	(169,175)
Loss from continuing operations	(454,725)	(6,877,405)	(2,019,694)	(344,563)	(660,737)
Income (loss) from discontinued operations	$-	$130,000	$(64,916)	$(350,296)	$(366,539)
Net income (loss)	$(454,725)	$(6,747,405)	$(2,084,610)	$(694,859)	$(1,027,276)
Basic and diluted income (loss) per share:
From continuing operations	$(0.01)	$(0.13)	$(0.05)	$(0.01)	$(0.02)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.01)	$(0.01)
After discontinued operations	$(0.01)	$(0.13)	$(0.05)	$(0.02)	$(0.03)
Basic weighted average number of common shares outstanding (in millions)	57.4	51.8	43.2	39.6	32.2
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	N/A	N/A

Item 3. Key Information  - continued

A. Selected Financial Data  - continued

BALANCE SHEET DATA
(in U.S. Dollars)	Strata
	December 31,

	2007	2006	2005	2004	2003

Cash and cash equivalents	$27,963	$3,779,527	$74,436	$52,187	$509,180
Other current assets	40,045	81,893	6,638	5,329	14,674
Property and equipment, net	8,712	-	-	14,520	37,001
Other assets, net	-	-	-	-	243,701
Oil and gas property interests	7,717,683	2,786,842	128,733	-	-
Total assets	7,794,403	6,648,262	209,807	72,036	804,556
Current liabilities	364,528	164,213	57,229	34,729	64,933
Asset retirement obligations	68,563	-	-	-	-
Common stock	7,712,278	7,210,518	549,668	39,668	39,668
Other capital accounts	11,466,472	10,636,244	4,218,218	2,528,337	2,535,794
(Accumulated deficit) retained earnings	(11,817,438)	(11,362,713)	(4,615,308)	(2,530,698)	(1,835,839)
Total liabilities and stockholders’ equity	7,361,312	6,648,262	$209,807	$72,036	$804,556

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

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of May 21, 2008 was CDN $0.9841 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low

April, 2008	1.00	1.03
March, 2008	0.98	1.03
February, 2008	0.98	1.02
January, 2008	0.98	1.03
December, 2007	0.98	1.02
November, 2007	0.91	0.99

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2007	1.07
For the twelve months ended December 31, 2006	1.13
For the twelve months ended December 31, 2005	1.21
For the twelve months ended December 31, 2004	1.30

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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets to a private company controlled by Trevor Newton, our former president.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  As a result we have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations.  There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

Cash on hand is not sufficient to fund our anticipated operating needs of approximately $5,800,000 for the next twelve months.  We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives.  The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services.  Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties.  Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment.  Exploratory wells bear a much greater risk of loss than development wells.  A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic such as:

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

7.
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

8.	We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business.

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

9.	Our oil and gas operations may expose us to environmental liabilities.

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

10.	Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

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

11.	The potential profitability of oil and gas ventures depends upon factors beyond the control of our company.

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

12.	Our auditors’ opinion on our December 31, 2007 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $9,068,648 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2007.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.	If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

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

14.
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

15.	We expect losses to continue in the future because we have no oil or gas reserves and, consequently, no revenue to offset losses.

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

16.	Because we are in the exploration stage of operations of our business our securities are considered highly speculative.

We are in the exploration stage of our business.  As a result, our securities must be considered highly speculative.   We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties.  Our current properties are without known reserves of natural gas or oil.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

17.	Since our directors work for other natural resource exploration companies, their other activities for those other companies could slow down our operations or negatively affect our profitability.

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

RISKS RELATING TO OUR COMMON SHARES

18.	We may, in the future, issue additional common shares, which would reduce investors’ percent of ownership and may dilute our share value.

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

19.
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

20.	We are a “foreign private issuer”, and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

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

21.	Because we do not intend to pay any cash dividends on our Common shares, our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

22.	We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.

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

23.
Because we are organized under the Canada Business Corporations Act and all of our assets and all of our officers and directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or any of our officers and directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our officers or directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our directors and officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our directors and officers predicated upon the securities laws of the United States or any state thereof.

RISKS RELATING TO THE CONTINUANCE

24.
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

There are other valuation methodologies which, if employed, may have yielded a higher fair market value for our assets which would have resulted in a larger taxable gain. One such method is the "market capitalization method" where the implied value of our net assets is equal to the number of our common shares outstanding multiplied by the quoted market price of our common stock on the OTC Bulletin Board on the transaction date. Had the market capitalization method been applied, the valuation of our assets would have been substantially higher (as much as $9.6 million higher as of the September 30, 2002 valuation date) than the value determined using the discounted cash flow method and would have yielded significant taxable capital gains and taxes owing as a result of the continuance. Management assessed the two methods, but did not consider the "market capitalization method" an appropriate reflection of the value of our company as a whole. Our Company's common stock is quoted on the OTC Bulletin Board, had a small public float and was relatively thinly traded. Because of these factors, we considered the quoted market price of our stock to be an unreliable measure of the fair value of our net assets and accordingly sought a more appropriate measure of value.

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

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000.  Our headquarters are located at 717 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3.  The telephone number is (403) 668-6539.  The Company’s web address is strataoil.com.   The Company operates in the oil and gas industry with a focus on Canada’s oil sands and heavy oil deposits.  The Company has interests in a total of 43 oil sands leases located in Northern Alberta, Canada.

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

On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan.  The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan.  As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount.  As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees.  At December 31, 2006 the Company owned 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288 at December 31, 2006.  The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055.  The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB.  As a result of the settlement of the loan with ACTC, the Company has recognized a gain of $115,343 at December 31, 2006.

During 2007, the Company disposed of all of its ACTC shares for gross proceeds of $77,607 resulting in a loss of $37,736 at December 31, 2007.

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

The Company currently has an interest in 43 oil sands leases in northern Alberta, Canada.  Forty-two of the leases are in the Peace River Oil Sands area and one is located in the Wabasca (a.k.a. Wabiskaw) Oil Sands region.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions.  It may not be possible to actively explore the Company’s properties in Alberta throughout the year because seasonal changes in the weather.  If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our offices are located at 717 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3.   The office is leased on a 24.5 month lease expiring October 30, 2009. The Company has the option to renew the lease for an additional one year term.  We believe that the facilities will be adequate for the foreseeable future. All costs described in this section are stated in U.S. dollars as converted from Canadian dollars.  Accordingly, the costs may vary to some degree with the currency exchange rate.

OIL SANDS LEASES

The Company has an interest in 43 oil sands leases in northern Alberta, Canada.  Forty-two of the leases are in the Peace River Oil Sands area and one is located in the Wabasca (a.k.a. Wabiskaw) Oil Sands region.

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

The source rocks for the oil sands are from the Cretaceous and Jurassic shales in the Alberta Syncline.  Rapid sedimentation of organic rich argillaceous material caused large flow volumes to be generated as the result of compaction.  Deep burial of the kerogeneous source rocks allowed organic diagenesis to occur resulting in the generation of oil and gas from the kerogen.  The oil sands are 98% un-cemented (unconsolidated sandstones).  The ingress of bitumen has essentially stopped diagenetic processes and the sands do show strong evidence of the early effects of pressure solution and re-crystallization but true cementation is quite rare as are significant calcite cemented zones.

Carboniferous Oil Sands

Strata has focused its efforts on carbonate-hosted oil sands.  The carbonates are the next challenge in the Alberta oil sands industry.  Like oil sands two decades ago, carbonates represent an enormous and relatively untapped petroleum resource. The means for producing bitumen from carbonates is still being understood. The nature of the carbonate triangle in Alberta tends to vary and there is unlikely to be a single one-size-fits-all strategy for production.  Cold production may be possible in some areas although in most cases production requires an in-situ treatment.  Various technologies have been tested and others considered, including similar technologies to those employed in oil sands (Cyclic Steam, SAGD, etc). Bitumen carbonates are still being understood, and as yet there are several techniques which may prove to be effective.  We are in the process of running tests to determine the most efficient means of producing the bitumen from our Cadotte project.

Carbonate oil sands are an unconventional resource that remains almost untapped. While much of the world now knows about Alberta’s vast oil sands resource, many people are unaware that a bitumen resource of similar magnitude is locked in carbonate rock. According to a report by Petroleum Technology Alliance Canada (PTAC), 26% of Alberta’s bitumen resources are contained in carbonate rather than sand formations. One northern Alberta carbonate formation alone — the Devonian-age Grosmont complex — has bitumen volumes in place comparable to the huge Athabasca oil sands deposit. This comparison is made in the 176-page official history of the Alberta Oil Sands Technology and Research Authority (AOSTRA), the long-since disbanded provincial agency set up in 1974 to promote bitumen recovery technologies. The history devotes four well-illustrated pages to bitumen carbonates. The resource received serious attention during the AOSTRA years with a series of pilot tests running in the Grosmont formation between 1975 and 1987.   However, oil prices fell and funding was cut. The remotely located and little known bitumen carbonates were largely forgotten until Royal Dutch Shell plc paid nearly $500 million dollars for leases in 2006.

Contained in a roughly triangular 70,000- square-kilometre area of northern Alberta called the Carbonate Triangle, the deposits may be the most technically challenging of the province’s bitumen resources. The basic difference between oil sands and bitumen carbonates is the former is bitumen mixed with unconsolidated sand, which can be either mined or produced from wells. The latter, as the name implies, is bitumen in carbonate rock — both dense limestone and heavily karsted rock. Grosmont bitumen is even heavier than the Athabasca bitumen and the reservoir is extremely variable, meaning that a single recovery method is unlikely to work throughout the formation.  The lack of understanding of the heterogeneous nature of the reservoir is the main hurdle for developing successful bitumen recovery schemes. The bitumen is contained in a dual porosity system — both in the vugs (cavities or fractures) and in the rock matrix itself. The vugs could potentially be good news in that they could conceivably improve permeability once the viscosity of the bitumen is raised by heat or other means, but bad news if they serve as channels for steam to escape from the area of interest. In the karsted areas, these irregular cavities and tunnels are often the diameter of a man’s arm, and sometimes much larger. According to the PTAC review of the pilot results, challenges of drilling through this karsted rock include the potential for loss of drilling fluids into the formation, and problems with the placement of cement to maintain a strong well-to-formation bond.

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

Strata's acquisition of the Drowned Property lease includes an overriding 4% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.   In addition, the Company must pay the province of Alberta CDN $1,792 (USD $1,808) per year to maintain its right to the lease.  The lease is subject to a royalty payable to the government of Alberta.  The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue.  Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

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

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.53) per year	CDN $1,792 (USD $1,808) per year

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.     The Company did not undertake any exploration work on the Drowned Property in 2007.

Planned Work by the Company for 2008

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2008.

PEACE RIVER OIL SANDS LEASES

The following are two maps showing the location of the Company’s 42 oil sands leases in the Peace River region of northern Alberta, Canada.

-118.0
-117.0
-116.0
56.5
56.5
56.0
56.0
PEACE
RIVER
-118.0
-117.0
-116.0
N
Strata Oil & Gas leases

-118.0
-117.0
-116.0
56.5
56.0
Deadwood
23RD BASE LINE
Woodland Cree I.R. 227
Golden Lake
Dixonville
Woodland Cree I.R. 226
Cadotte Lake
PEACE RIVER
GRIMSHAW
Berwyn
Brownvale
Duncans I.R. 151A
Marie-Reine
Nampa
William McKenzie I.R. 151K
21ST BASE LINE
Jean Cote
Tangent
FALHER
Girouxville
Donnelly
McLENNAN
PEAVINE METIS SETTLEMENT
Winagami Lake Prov. Park
Sucker Creek I.R. 150A
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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $37,962
June 15, 2006	3	4,864	CDN $17,024 / USD $17,173
August 10, 2006	9	7,424	CDN $25,984 / USD $26,212
August 24, 2006	2	2,048	CDN $7,168 / USD $7,231
October 19, 2006	4	3,584	CDN $12,544 / USD $12,654
November 2, 2006	9	14,336	CDN $50,176 / USD $50,616
January 11, 2007	4	4,608	CDN $16,128 / USD $16,270
January 24, 2007	2	2,304	CDN $8,064 / USD $8,135
April 2, 2008	2	512	CDN $1,792 / USD $1,808
	42	50,432	CDN $176,512 / USD $178,061

The Peace River Property consists of a total of 50,432 hectares of land in a region of northern Alberta known as Peace River.  The leases are subject to royalties payable to the government of Alberta.  The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue.  Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

Location

The Peace River Property lies in the Peace River oil sands field in Alberta in an approximate 50 to 60 kilometer arc from the town of Peace River.  Our holdings in the Peace River area are situated in three distinct areas consisting of the Cadotte, Culp, and Bearhead groups of leases.  The Cadotte leases lie northeast of the town of Peace River, the Bearhead lease are to the southeast while the Culp lease are located almost due south.

Peace River Project Lease Information

The Peace River Property is comprised of 42 leases with the government of the province of Alberta, Canada.  All of the leases are for a 15 year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease.

Regional Geology

The Peace River Cretaceous clastic reservoir consists of a complex stratigraphy similar in nature to the Athabasca Deposit to the east.  These are thought to comprise fossil estuarine systems where the best reservoirs are contained in tidal inlet and barrier sands.  Secondary reservoir targets may be tidal delta, bayhead delta, tidal channel, and tidal flat sands.  The Peace River Carboniferous reservoir consists of platform sediments with relatively few reef building organisms. Structurally, the Peace River strata dip to the southwest and the elevation of the bitumen-bearing interval lies between 50 and 100 meters below sea level or at a depth of between 680 to 790 meters below the surface.

Property Geology (Cadotte Leases)

The Company has not yet undertaken significant exploration of its Bearhead and Culp leases.  The discussion in the following sections of this report relates to the Cadotte leases.

Strata has focused its efforts on the bitumen resources contained in the Bluesky/Gething clastic Cretaceous Formations and the Debolt/Elkton carbonate Carboniferous Formation in the Cadotte area.  In particular, our exploration programs to date have focused on 29 sections in the Cadotte area located in Townships 86 and 87, Ranges 18 and 19W (the “Target Area”).

The nature of the geology of the carbonate sequence in the Target Area has a significant influence on the distribution of the bitumen resource.  The principal reference source for this section is the Alberta Research Council’s publication, “Geological Atlas of the Western Canada Sedimentary Basin”. The sequence that hosts the bitumen deposits is the Rundle Group of Lower Carboniferous age. The Rundle Group in this area includes three stratigraphic units which, in ascending order, are the Pekisko, Shunda and Debolt Formations. From place-to-place the Debolt Formation may also include another distinct unit, the Elkton Member. In the Cadotte Lease area, the Elkton Member is usually present, as long as the overlying unconformity with the Cretaceous sequence has not eroded the entire Debolt Formation sequence. Although there are many intervals that are bitumen enriched in the Rundle sequence in the Cadotte Lease area, the principal enrichment zones occur in the Elkton Member, the upper half of the Debolt but usually not right at the top of the formation and, to a lesser extent, in the Shunda Formation. The high grade zones of enrichment are those that occur in the Elkton Member and the Debolt Formation.

A Cretaceous clastic sequence that includes the Gething and Bluesky Formations at the base, unconformably overlies the Carboniferous rocks in this area. All the beds dip gently to the west with those lying below the unconformity having a somewhat greater dip than those above it. This causes the sequence below the unconformity to be eroded to a greater degree to the east and to be less complete, compared with the west. These westerly dips are the result of post-depositional tectonic events and do not reflect the original orientation of the accumulation of sediment. The Carboniferous sequence of the Rundle assemblage accumulated as a result of a series of prograding events that developed in a southerly to south-westerly direction.

The Carboniferous sequence mainly includes platform sediments that show generally shallower-water characteristics up-section. In a basinward direction the depositional facies proceed from beach and lagoonal environments through shoals of the shelf margin to marine basin muds. The lithologies that result include high energy siliciclastics of the beach environment, through various types of carbonates on the platform and its slope to shale in the deep marine environment. There even appear to be beds present that have the character of unconsolidated coarse sediments. Several transgressive events therefore resulted in the accumulation of clastic sediments interbedded with carbonate units.

The carbonate units included relatively few reef building organisms and thus there was little tendency for irregular geological bodies such as reefs to form in this sequence in this area. From one well to the next the regular nature of the deposition that took place at this time is apparent and it is relatively easy to show the correlation that exists between the same units in adjacent wells in the target area. This feature of regular bed continuity is in strong contrast to the variability of the clastic units of the overlying Cretaceous sequence as seen in the Athabasca region.

It is also most noteworthy that the bitumen enrichment is strongly influenced by the bedded nature and continuity of the sediments. It is readily possible in many cases to show the same details of the enriched sequence in adjacent wells even when they are spaced a kilometre or more apart. This has a very strong impact on the selection of data separation distances for the classification of resources; in this sequence an equivalent assurance of existence is achieved with much wider spacing of wells than that used in the classification of bitumen resources for the Cretaceous surface mineable oil sand deposits presently being explored and developed near Fort McMurray.

Previous Work

During the winter drill season of 2006 – 2007, Strata drilled four wells on the Cadotte leases.  Three of these wells were within the Cadotte Target Area and one was in the Cadotte East leases.  All of the wells were drilled and cored.  Three wells were drilled with cores in the Cadotte Target Area, two of which were cased allowing for production testing with the ability to re-enter these wells for future testing.  The other well was abandoned due to drilling fluid losses during drilling which did not allow the well to be cased for testing in the future.  The fourth well drilled in the Cadotte East location was cored and cased.  An insufficient test on the well was due to natural gas flowing from the well to which the Company did not have the rights to.  The cores of all of these wells were tested and examined in a laboratory in Calgary.  The results of these tests were that cold production was not viable.  However, the results indicated that the bitumen would flow at approximately 85°C.  These results will allow the company to explore different means of extraction in addition to steam.

Former lease holders have drilled wells on and around the Company’s Target Area.  Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs.  With respect to available drilling data, the leases of the Target Area are drilled at an average spacing of one well per section.  However, not all of these existing wells were drilled to investigate the sequence located on the Company’s Cadotte leases. The effective average spacing with wells that have penetrated the Carboniferous sequence is approximately 0.8 wells per section. This spacing is from twenty-three wells on or immediately adjacent to the leases. There are an additional two hundred nineteen wells in the surrounding area, the data from which has also been referenced and inspected by the Company to assist with its evaluation of the Cadotte leases.

However, the quality of the data from the wells of different vintage is quite variable. Several of the wells were drilled in the 1950’s. The drilling records and logs for these wells are sometimes poor or absent or they may be less complete than those of more recently drilled wells. A database search was done to identify higher quality data which was restricted to wells drilled since 1970 and this, plus the new Strata wells was used as the primary reference data. A total of eighteen wells of this vintage are located on or immediately adjacent to the lease blocks. The well log data from these wells is the primary source of information on the leases available for the present evaluation but this was supplemented by high quality data from a further thirty-nine more distant wells in the area.

Planned Work by the Company for 2008

In October 2007 the Board of Directors approved a budget and business plan for the next phase of the development of the Target Area.  The budget of CDN $5.8 million (USD $5.7 million) covers the period from October 2007 to April 2009.  The Company plans on undertaking a series of production tests to determine the best method of in-situ extraction.  The method that was used in the February 29, 2009 Preliminary Feasibility Study was Horizontal Cyclic Steam (HCS).  In this system production is achieved from a single horizontal well.  Stimulation of the bitumen to achieve flow to the well bore is achieved by using steam under pressure in a series of pulses with “soak” intervals between each injection event.  This allows the heat to permeate the ore body and reduce the viscosity of the product allowing flow to occur.  The injection events tend to create flow paths for the steam, and thus the heat, to be distributed progressively further into the ore zone more distant from the well bore providing more access to the “Bitumen in-place”.  The HCS wells are drilled vertically at the surface and then deviated to be nearly horizontal by the time the ore zone is intersected.  In general, the vertical well segment is about 600 m and the horizontal component beyond the vertical depth is about 800 m.  One of the development goals for the current year is to undertake a production test using the HCS technology to determine its suitability for producing from carbonate-hosted bitumen.

Estimated Resources of Bitumen

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X.

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007.  Strata has engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases.  On August 16, 2007 Norwest completed a technical report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases and on February 29, 2008 Norwest Questa Engineering Corporation  (“Norwest Questa”) of Golden, Colorado completed a report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada.  Both of these reports are available to the public on the www.sec.gov web site.  All discussion in this section is qualified by reference to the two reports and readers are advised to read the two technical reports in their entirety.

Evaluation of In-Place Bitumen Resources - Cadotte Leases – August 16, 2007

The study was designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in Volume 1, of the Canadian Oil and Gas Evaluation Handbook. Recoverable bitumen volumes were not addressed in this report because no estimate of the recovery factor was available at the time.  Mr. Geoff Jordan, P. Geol., former Senior Vice President of Norwest Corporation and a qualified person as defined by National Instrument 51-101 was responsible for the preparation of the technical information in the report.

The amount of exploration drilling and testing on the Cadotte Target Area is sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource (the classification system was subsequently changed such that the Discovered Resource would now be called Discovered Petroleum Initially In-Place (PIIP)).  The classification of the Discovered Resource into Low, Best (Most Likely) and High categories was based on the following criteria:

•	The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m;
•	The Best (Most Likely) Estimate includes all of the material that has a minimum grade of 8 wt% but no minimum thickness; and
•
The High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation in the Cadotte Target Area.

The results of the different estimates for the Original Bitumen In Place (“OBIP”) are presented on the following table:

Effective OBIP for the Cadotte Area by Target Zone in millions of Stock Tank Barrels (MMSTB)
Formation	Low Estimate	Best (Most Likely) Estimate	High Estimate
Bluesky/Gething	N/A	N/A	103
Debolt	1,443	1,500	1,503
Elkton	N/A	490	644
Total	1,443	1,990	2,251

In the Bluesky/Gething Formations the results indicate that there are some areas where grades above the threshold of 8 wt% occur but these are somewhat scattered and there are no areas where especially high grade results were found. At the same time, the ore thickness is generally relatively low.

Much of the ore in the Debolt Formation on the Cadotte Target Area exceeds a grade of 10 wt%. Consequently a second estimate was made for the Low Estimate that was cut-off at a minimum grade of 10 wt%. At 8 wt% and 10 wt % the Low Estimate of the Discovered Resource is 1,443.5 Bbbls and 1,304.1 Bbbls, respectively.

It is important to note that the resource estimates presented in this report are made for quantities on an in-place basis. This is not an estimate of quantities that may be recovered. Such an estimate could not be made at the time because there was no reliable value available for the bitumen recovery factor that should be applied. Such a factor is determined as a result of the completion of various engineering tests and analyses.

The accuracy of resource estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment.  Given the data available at the time this report was prepared, the estimates presented herein are considered reasonable.  However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision.  These revisions may be material.  There is no guarantee that all or any part of the estimated resources of bitumen will be recoverable.

Neither Strata nor Norwest make any express or implied warranties or guarantees of any kind concerning this report; including without limitation any implied warranty of merchantability or fitness for a particular purpose.  Specifically, neither Strata nor Norwest make any warranties or guarantees that any property identified in this report will produce oil and/or gas in any quantity, or that any property identified in this report will produce or receive any economic, commercial, or other benefit.

Readers of this 20-F are advised to read the August 16, 2007 report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases that is publicly available on the www.sec.gov web site.

Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada – February 29, 2008

The preliminary feasibility report was prepared in compliance with Canadian National Instrument 51-101 guidelines for disclosure concerning oil and gas resources in Canada.  NI 51-101 requires that the procedures and criteria of the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook) be used for resource classification and these standards and criteria have been used in this report.  In this case it has been found that the estimate of potentially recoverable bitumen in the Cadotte Target Area cannot yet be classified as a Contingent Resource. The major factor is that, at present, there is no pilot project that is applying in-situ recovery methods to bitumen in a hardrock carbonate host that can be used as a demonstration of recoverability.  Not only is this the case for Canada but there are no suitable examples anywhere in the world.  This means that existing pilot projects in clastic hosts, which have different physical characteristics from carbonates, have to be used for performance prediction.  This additional risk prevents the “Contingent Resource” classification being made.  The additional factors that also prevent classification as a Contingent Resource include:

1.	A lack of a cost estimate for the full-field development and operation of a bitumen recovery and upgrading project;
2.	Lack of permeability data for the target zones; and
3.	Limited geologic and reservoir data samples for the target zones

The Norwest August 16, 2007 report resource estimate is classified as “Discovered Resources”, in accordance with the criteria and former classification scheme of the COGE Handbook.  The current version of the COGE Handbook has re-titled “Discovered Resources” as “Discovered Petroleum Initially In Place” (“Discovered PIIP”).  The Pre-Feasibility estimate prepared by Norwest Questa is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as Discovered PIIP.  Dr. John D. Wright, Ph.D., P.E., President and Chief Engineer, of Norwest Questa Engineering Corporation is a qualified person as defined by National Instrument 51-101.  Dr. Wright supervised the preparation of the technical information in this report.

The analogy method was utilized to develop recovery factors that were applied to the OBIP estimates to obtain a low, most likely, and high estimate for potentially recoverable bitumen.  Several projects using technology similar to that expected to be implemented on the Cadotte leases were used as analogies for a bitumen recovery method and a resultant range of recovery factors.  Shell’s Carmon Project (“Carmon Creek”) was one of the primary analogies utilized by Norwest for the recovery factor estimates.  Norwest reviewed the Carmon Creek Project and concluded that some bitumen bearing stratigraphy on Strata’s land correlates with the same stratigraphy at Carmon Creek.  Over the last 25 years, Shell has tested numerous recovery methods at Peace River and has recently concluded that Horizontal Cyclic Steam (“HCS”) is the optimal recovery method for Carmon Creek.  The present Preliminary Feasibility Study for Cadotte is based on the application of that method of extraction, as well as the Shell Carmon Project well layout and designs which were obtained from various public disclosure reports.

For the Cadotte leases a production schedule was developed over the key Target Area of twenty nine sections.  Each section, which has an area of one square mile, is about the same size as the Carmon Project pad and development block design.  Each pad and development block includes 20 wells of 1,400 m length, each of which is about 600 m in the vertical direction and 800 m horizontally.  In the design the pads are “brought on stream” over a four year build-up period.  The development block sequence is implemented such that the highest grade and thickest ore blocks are addressed first as long as the local infrastructure is able to service those areas.  During the main period of development, the daily production rate for the leases is about 56,000 barrels. The production life for this schedule exceeds 20 years. Cost estimates for this preliminary feasibility study were obtained from a review of public literature.

Based on the analogy method with an adjustment for difference between gross and effective OBIP calculations, Norwest Questa estimated the following recovery factors for application to the effective OBIP deterministic cases:

•	17 percent for the Low estimate
•	26 percent for the Most Likely estimate, and
•	38 percent for the High estimate.

Norwest Questa then applied the estimated recovery factors shown above to the effective OBIP estimates from the August 16, 2007 report, which is the in-place Best estimate at an 8 wt% grade cut-off, to obtain the Low, Most Likely, and High Resource estimates for the Cadotte Area as follows:

Potentially Recoverable Portion of Discovered PIIP for the Cadotte Area by Target Zone in millions of Stock Tank Barrels (MMSTB)
Formation	Low Estimate	Most Likely Estimate	High Estimate
Bluesky/Gething	N/A	N/A	39
Debolt	245	390	571
Elkton	N/A	127	245
Total	245	517	855

Norwest Questa conducted an initial economic evaluation of the Cadotte area, at a level of study consistent with that of a Preliminary Feasibility Study, based on the Most Likely potentially recoverable Discovered PIIP estimate of 517 MMSTB.  Based on a forecast price of $65 per barrel and constant costs, this Preliminary Feasibility economic analysis indicates that the development of the Cadotte area is economically viable with a net present value (discounted at 10%) of cash flows before income taxes of about $1.2 billion.

Norwest Questa also completed a sensitivity analysis based on three different oil prices as noted below.

Summary of Economic Evaluations at Different Oil Price Assumptions ($US Billions)
Oil Price	Gross Oil Revenue	Net Investment	Total Operating Expenses	Crown Royalties	Cumulative Cash Flow	Cumulative Disc. (10%) Cash Flow	IRR
Constant $65 WTI	19.7	1.6	8.2	2.1	7.8	1.2	27%
Constant $55 WTI	14.8	1.6	8.2	0.8	4.2	0.4	17%
Constant $75 WTI	24.7	1.6	8.2	3.3	11.5	2.0	35%

Based on forecast prices and costs, this preliminary feasibility economic analysis indicates that the development of the Cadotte area is economically viable with a return on capital investment of 27% and Net Present Value (“NPV”) discounted at 10% of $1.2 billion.  At a WTI crude oil pride of $65 per barrel, the impact of the planned royalty change is only about a 1% reduction of return on capital investment.  At a constant $55 per barrel WTI price, the return on capital investment is just over 17%.  Based on the favorable results of the pre-feasibility economic analysis, the Cadotte area warrants further evaluation including a pilot well test program and feasibility level project design and cost estimates.

This report is limited in scope to document only the potentially recoverable portion of the Discovered Petroleum Initially In Place (Discovered PIIP), formerly referred to as Discovered Resources, within the Target Area of the Cadotte properties.  This report does not attempt to place a Fair Market Value on that resource portion.

Norwest Questa reserves the right to revise its opinions of all estimates of resources if new information is deemed sufficiently credible to do so.

The accuracy of any estimate is a function of available time, data, geological engineering, commercial interpretation, and judgment.  While the resource estimates presented herein are believed to be reasonable, they should be viewed with an understanding that additional analysis of new data may justify their revision and Norwest Questa reserves the right to make such revisions.

Readers of this 20-F are advised to read the February 29, 2008 report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada that is publicly available on the www.sec.gov web site.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2007, 2006, and 2005. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	Strata
	Years Ended December 31
	2007	2006	2005
Expenses	$468,031	$7,059,245	$2,003,105
Other income (expenses)	13,306	181,840	(16,589)
Loss from continuing operations	(454,725)	(6,877,405)	(2,019,694)
Income (loss) from discontinued operations	$-	$130,000	$(64,916)
Net loss	$(454,725)	$(6,747,405)	$(2,084,610)
Net loss per share:
From continuing operations	$(0.01)	$(0.13)	$(0.05)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
After discontinued operations	$(0.01)	$(0.13)	$(0.05)
Weighted average number of common shares outstanding (in millions)	57.4	51.8	43.2

Year ended December 31, 2007 compared to year ended December 31, 2006

RESULTS OF OPERATIONS

During the year ended December 31, 2007, we incurred a net loss of $454,725 compared to a net loss of $6,747,405 for the year ended December 31, 2006.  Included in the 2006 loss is an income from discontinued operations of $130,000 from the sale of certain assets relating to our previous technology business (ceased on June 29, 2005) while in 2007 there were no activities from discontinued operations.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2007 or 2006.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $454,725 for the year ended December 31, 2007 compared to a loss from continuing operations in 2006 of $6,877,405, a decrease of $6,422,680.  A substantial portion of the decrease in the loss from continuing operations relates to the recognition of $6,746,118 in stock-based compensation in 2006 compared to a reversal of the expense of ($120,151) in 2007.  The large decrease in stock-based compensation is due to the Company granting stock options in 2006 when the Company’s share price was significantly higher than it was when the unvested stock options were revalued during 2007.  In general, a lower share price results in lower stock-based compensation expense when the fair value of stock option grants is calculated using the Black-Scholes model.  All stock options granted in 2007, 2006 and 2005 were to non-employees. Stock options granted in 2007, 2006 and 2005 will continue to be re-valued and amortized until all of the options vest.

A large portion of the balance of the 2007 net loss from continuing operations is comprised of costs related to general and administrative activities.  Consulting expense decreased to $168,372 in 2007 from $6,883,851 in 2006.  A significant portion of the decrease from 2006 relates to stock-based compensation of $6,746,118 in 2006 compared to a reversal of expense of ($120,151) in 2007.  Aside from the effect of stock-based compensation, consulting expense was $288,523 in 2007 compared to $137,733 in 2006. The increase is primarily due to payments made to the Company’s President and Chief Financial Officer.  The Company pays each of its President and Chief Financial Officer CDN $10,000 (USD $9,913) per month.  Payments to the President began in May 2006 and to the Chief Financial Officer in June 2007.  Total compensation expense of $178,770 has been recognized as consulting fees for the year ended December 31, 2007 while $61,842 was recognized for the same period in 2006.  Office and Sundry increased in 2007 to $188,371 from $93,497 in 2006 due to several factors including an increase in the number of shareholders of the Company resulting in higher Annual General Meeting Costs, on-going costs related to the implementation of new accounting software, and costs related to the printing of a new corporate profile and other promotional material.  Rent increased in 2007 to $31,128 compared to $2,081 in 2006.  On October 15, 2007 the Company began renting new office space in Calgary and during 2007 the Company began reimbursing the President of the Company for an office he rents in Edmonton.  Salaries and benefits were $nil in 2007 compared to $10,564 in 2006.  The decrease reflects the fact that since March 2006 the Company has utilized consultants for all of its activities.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2007.  Income from discontinued operations in 2006 was $130,000 related to the receipt of the proceeds from the sale of the Company’s former business operations to its former President.   Even though the sale was completed in 2005 the gain was not recognized until 2006 since the entire proceeds of sale consisted of the note receivable from the Company’s former president.  The assets sold to the Company’s former president had previously been fully depreciated, hence, had no carrying value on the Company’s financial statements on the date of sale.  The ultimate gain to be recognized then equaled the amount of the note.  Given that the assets sold have not recently generated positive cash flow from operations, the Company believed there to be significant uncertainty as to the Company’s ability to realize non-cash proceeds (i.e. the note receivable) in the transaction.  Because the proceeds were entirely covered by the note receivable, the gain was not recognized until 2006 when the proceeds were received.

No revenues were recognized from discontinued operations in 2007 and 2006.

INTEREST AND OTHER INCOME (EXPENSE)

The Company recognized a gain of $115,343 in 2006 relating to the settlement of a loan that the Company had previously reserved.  In May 2002, the Company loaned $150,000 to Advanced Cell Technology ("ACT"), a private biotechnology company, in exchange for a convertible promissory note receivable. The note was unsecured, bore interest at 20% per annum, matured on April 30, 2003, and was to be converted into stock of ACT should ACT have proceeded with a preferred stock financing prior to the note's maturity date. The Company accrued a receivable for interest income, due under the terms of the promissory note, in the amount of $21,206 at December 31, 2002. At April 30, 2003, the note receivable was in default.   On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan.  The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan.  As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount.  As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees.  Therefore, at December 31, 2006 the Company owned 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288.  The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055.  The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB.  As a result of the settlement of the loan with ACTC, the Company recognized a gain of $115,343 at December 31, 2006.  During 2007, the Company disposed of all of its ACTC shares for gross proceeds of $77,607 resulting in a realized loss of $37,736 at December 31, 2007.

Interest and miscellaneous income decreased to $51,042 in 2007 from $66,497 in 2006 largely due to lower average cash balance in 2007 compared to 2006.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2007	2006	2005
Cash and cash equivalents	$ 27,963	$ 3,779,527	$ 74,436
Working capital (deficit)	(296,520)	3,697,207	23,845
Net cash provided by (used in)
Operating activities	(570,854)	(159,613)	(357,228)
Investing activities	(3,640,866)	(2,622,576)	(128,733)
Financing activities	501,760	6,660,850	510,000

As of December 31, 2007, we had $27,963 in cash, a decrease of $3,751,564 from December 31, 2006. The decrease in cash is due to cash used in operations of $570,854 and for the exploration of our oil and gas property interests of $3,708,370 in 2007.  Partially offsetting these two items was cash received from the exercise of stock options of $164,260, cash from the exercise of share purchase warrants of $337,500, and $77,607 received from the sale of the ACTC shares.  Management estimates that the Company will require approximately $5,800,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2008.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2007 was $570,854 compared to $159,613 in 2006.  While the net loss was substantially lower in 2007 ($454,725) compared to 2006 ($6,747,405) a significant portion of the 2006 loss consists of a non-cash item related to stock-based compensation of $6,746,118.  Stock-based compensation recognized in 2007 was a reversal of expense of ($120,151).  Additional non-cash items related to the settlement of the ACTC loan and the receipt of the proceeds from the sale of the Company’s software assets.  In 2007 all of the ACTC shares were sold resulting in a realized loss of $37,736 being recognized while in 2006 the Company recognized a gain of $115,343 related to the settlement of the ACTC loan.  In 2006 the Company received $130,000 from the sale of its software while no such item occurred in 2007.   The net effect of working capital items in 2007 was an outflow of $35,105 compared to an inflow of $87,017 in 2006.  The primary factor relating to the change was an increase in accounts payable and accrued liabilities in 2007 compared to 2006.

Investing activities in 2007 and 2006 of $3,640,866 and $2,622,576 respectively related primarily to the Company’s acquisition and exploration of its interests in oil sands properties in northern Alberta.  Partially offsetting the outflow from the acquisition and exploration of oil sands properties in 2007 was the receipt of $77,607 from the sale of the ACTC shares while in 2006 the Company received $130,000 from the sale of the Company’s software assets.  Cash from financing in 2007 totaled $501,760 relating to proceeds from the exercise of share purchase warrants and common stock options of $337,500 and $164,260 respectively.  Cash from financing in 2006 relates to $5,151,990 from the exercise of stock options, $1,000,000 from a private placement, and $508,860 from the exercise of share purchase warrants.

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

Our previous business was primarily financed with proceeds of equity.  We expect our oil and gas operations to similarly be financed by equity.

We had cash of $27,963 as of December 31, 2007. We anticipate that we will incur through the end of our next fiscal year:

•	$5,200,000 in connection with follow-up production testing on the drill program and property lease payments on the Company’s oil sands properties;

•	$600,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2008 our most significant expense is expected to be for the exploration of our oil and gas properties.  Subsequent to December 31, 2007 we received $1.7 million in proceeds from a private placement. Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.    If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

Critical Accounting Estimates:

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

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

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  During 2007 the Company drilled four wells on its Cadotte leases.  At December 31, 2007, the Company has provided an estimate of its asset retirement obligations.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, substantially all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2007.

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

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2007 and December 31, 2006 or of the date of this report.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2007.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$14,464	$1,808	$3,616	$3,616	$5,424
Peace River property leases	2,277,734	176,253	352,506	352,506	1,396,469
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	114,488	62,448	52,040	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$2,406,686	$240,509	$408,162	$356,122	$1,401,893

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $1,808.  The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 42 leases with the government of the province of Alberta, Canada requiring annual lease payments of $176,253 (including lease payments on the leases acquired in April 2008 which do not require annual lease payments until April 2009).  The leases are fifteen year leases that begin expiring on December 15, 2020.

Subsequent to December 31, 2007, the Company completed one transaction for a total of two leases with the province of Alberta.  The Company acquired 512 hectares of land for a cost of CDN $4,327 (USD $4,365).  The new leases require aggregate annual minimum lease payments of CDN $1,792 (USD $1,808).

The Company leases office space in Calgary, Alberta under a lease that commenced October 15, 2007 with a term to October 30, 2009.  The basic rent for the office is CDN $5,250 (USD $5,204) per month.  The Company has the option to renew the lease for a one year term.

At December 31, 2007, the Company had trade payables and accrued liabilities of $364,528.  All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

FIN 48

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 uses a two-step approach for evaluating tax positions.  The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination.  The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement.  FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence.  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income
Taxes" ("FIN 48"). The Company files income tax returns in Canada. All our tax returns are subject to tax examinations until respective statute of limitation. The Company currently has no tax years under examination.
Based on management’s assessment of FIN 48, the Company concluded that the adoption of FIN 48, as of January
1, 2007, had no significant impact on our results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of December 31, 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within twelve months of the reporting date.

SFAS 157

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

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

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

The following summarizes certain biographical data concerning the directors and senior management of Strata:

MANNY DHINSA, age 36, is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

SCOTT PRAILL, age 42, served on our Board of Directors from October 2002 until his resignation in August 2006.  Upon his resignation, Mr. Praill served as a financial consultant to the Company until his appointment as our Chief Financial Officer on June 1, 2007.  Mr. Praill is a financial professional who has been employed by leading companies such as Placer Dome and Westcoast Energy, and was a Senior Accountant for Price Waterhouse, where his responsibilities included the planning of financial statement audits and ensuring Canadian and U.S. GAAP compliance. His duties have also included assessment of adequate financial statement disclosure, preparing and reviewing financial information including pro-forma financial statements for prospectuses, information circulars and other offering documents related to acquisitions, mergers and the issuance of debt and equity securities, evaluating public company operating results through financial statement and financial ratio analysis, and reviewing financial internal control systems and preparing reports for presentation to Audit Committees and Boards of Directors. Mr. Praill has extensive experience in public company financial reporting including compliance with Canadian and U.S. securities exchange requirements and the preparation and review of financial statements. Mr. Praill was the Director of Finance for Inflazyme Pharmaceuticals. Mr. Praill is currently a self-employed financial consultant. Mr. Praill is also currently a Director of American Goldrush Corporation, a publicly held mining company.  Mr. Praill has earned the following designations: Chartered Accountant (B.C., 1996), Certified Public Accountant (Illinois, 2001), and a Bachelor of Science Degree (Simon Fraser University, 1989).

PRATT BARNDOLLAR, age 49, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and most recently held the position of  Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

CHARLIE PERITY, age 53, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career.  He currently serves as a consultant to various companies in the oil and gas industry in Alberta where much of his work is focused on oil sands projects.  From 2005 to 2006 he was employed as a Senior Geologist for Terracon Geotechnique of Calgary.  Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002.  Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990.  Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

DUNCAN BUDGE, age 57, has served on our Board of Directors since August 3, 2006.   Mr. Budge is also a Director of Giant Oil & Gas Inc., Liberty Petroleum Inc., and Patriot Gold Corp. all of which are publicly traded natural resource companies.  He is a professional accountant who since 2001 has worked as an independent financial consultant to firms in a variety of industries.  Mr. Budge owned and operated his own Chartered Accounting firm from 1990 to 2001 until his retirement.  Mr. Budge has a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation in 1977.  Subsequent to his retirement in 2001, Mr. Budge resigned his Chartered Accountant designation.  As a result, Mr. Budge does not currently hold a Chartered Accountant designation.

POL BRISSET, age 32, is a Calgary-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata.  Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2007	126,191	0	200,000	0	0	0	0
		2006	61,842	0	0	0	0	0	0
		2005	0	0	800,000	0	0	0	0

Scott Praill(2)	Chief Financial Officer	2007	52,579	0	0	0	0	0	0
		2006	0	0	0	0	0	0	0
		2005	0	0	400,000	0	0	0	0

(1)
Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005.  Commencing May 15, 2006, Mr. Dhinsa received CDN$10,000 (USD $9,913) per month in consulting fees.  Mr. Dhinsa has been granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017.

(2)
Scott Praill was appointed to his position on June 1, 2007 and received CDN$10,000 (USD $9,913) per month in consulting fees.  Mr. Praill has been granted 400,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.

Stock Options Outstanding at December 31, 2007

Name	Number of Options Outstanding	Grant Date	Expiration Date	Exercise Price per Option	Market Value of Securities Underlying Options on Date of Grant(6)	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(7)
Manny Dhinsa(1)	680,000	8/24/05	8/24/15	$0.11	$0.11	413,333	266,667	75,400
	200,000	3/19/07	3/19/17	$0.61	$0.61	-	200,000	114,400
Pol Brisset(2)	134,000	8/24/05	8/24/15	$0.11	$0.11	667	133,333	37,700
Scott Praill(3)	336,000	8/24/05	8/24/15	$0.11	$0.11	202,667	133,333	37,700
Duncan Budge(4)	-	-	-	-	-	-	-	-
Charlie Perity(5)	-	-	-	-	-	-	-	-
Pratt Barndollar(5)	-	-	-	-	-	-	-	-

(1) Manny Dhinsa was granted 800,000 options on August 24, 2005 vesting in equal installments of 133,334 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 120,000 stock options during 2006.     On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options that all vest on March 19, 2010.

(2) Pol Brisset was granted 400,000 options on August 24, 2005, vesting in equal installments of 66,666 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 266,000 stock options during 2007.

(3) Scott Praill was granted 400,000 options on August 24, 2005 vesting in equal installments of 66,666 every six months commencing February 24, 2007 and ending August 24, 2008.  Mr. Praill was also granted 400,000 options on October 23, 2002.  He exercised 464,000 stock options during 2006.  On August 3, 2006 Mr. Praill resigned from the Board of Directors and served as a financial consultant to the Company until his appointment as Chief Financial Officer in June 2007.

(4) Duncan Budge joined the Board of Directors as the Chair of the Audit Committee on August 3, 2006.   Prior to joining the Board of Directors, he served as a financial consultant to the Company.  On August 24, 2005 he was granted 400,000 stock options at a price of $0.11 per option.  The fair value of his options on the date of grant was $37,700.  Prior to his appointment to the Board of Directors, he exercised 200,000 stock options and 200,000 of his stock options were cancelled prior to vesting.   Mr. Budge now receives CDN $500 per month for serving on the Company’s Board of Directors.

(5) Charlie Perity and Pratt Barndollar have not been granted stock options.  They each receive CDN $500 per month for serving on the Board of Directors.

(6) The exercise price of the Company’s stock option grants is determined based on the closing share price of the Company’s common stock as quoted on the OTC:BB on the date of grant.

(7) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model.  For more information regarding the assumptions used to value stock option grants, please refer to note 3 of the Company’s audited financial statements for the fiscal year ended December 31, 2007 filed with this Form 20-F.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

C. Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Brisset, Mr. Budge, Mr. Barndollar and Mr. Perity each have a service contract providing for payment of CDN $500 per month for their services as Directors of our Company.  The agreements are to remain in effect as long as the two individuals continue to serve as Directors.  The agreements do not provide for any termination benefits of any kind.

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

The Board has established an Option Committee and Compensation Committee, each consisting of the independent Directors of the Company which includes Messrs. Barndollar, Perity, Budge and Brisset. The Option Committee recommends and grants options to individuals under the option plans adopted by the company. The Compensation Committee recommends and grants compensation to individuals who work for the company.

The Board does not have a nominating committee, the functions of which are performed by the Board.

6.D.  Employees

As of December 31, 2007, 2006, and 2005 we had 2, 1, and 1 full-time employees respectively, including Mr. Dhinsa, Chairman of the Board, President, Secretary, Treasurer and CEO. Mr. Dhinsa supervises the company's operations.  It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. As of May 15, 2006 Mr. Dhinsa began dedicating 100% of his time working for the Company.  We currently outsource to outside engineers and geologists on an as-needed basis.

E. Share Ownership

As of May22, 2008 Management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.  The table below indicates as of May 22, 2008 the share ownership of each of our officers and directors and all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 61,881,088 shares of common stock issued and outstanding as of May 22, 2008, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers, Directors,
And 5% Shareholders	Number of Shares		Beneficial Ownership (%)

Manny Dhinsa	557,667	(1)	*
Scott Praill	469,333	(2)	*
Pol Brisset	67,333	(3)	*
Duncan Budge	-		-
Charlie Perity	70,500		*
Pratt Barndollar	-		-
All Directors and Executive Officers as a Group (5 persons)	1,164,833		2%

*  Represents less than 1%.

(1) Includes stock options to purchase up to 546,667 shares of our common stock, exercisable within sixty days.
(2) Includes stock options to acquire up to 269,333 shares of our common stock, exercisable within sixty days.
(3) Consists of stock options to purchase 67,333 shares of our common stock, exercisable within sixty days.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

See Item 6.E.  As of May22, 2008, management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no major shareholders during 2007 or 2006.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On May 16, 2008, the Company had 25 (twenty-five) registered shareholders representing 20,139,132 shares with addresses in Canada.

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

The Company began paying its each of its current President and Chief Financial Officer CDN $10,000 (USD $9,913) per month in May 2006.  Total compensation expense of $178,770 has been recognized as consulting fees at December 31, 2007 (2006 - $61,842, 2005 - $Nil).

The Company paid management fees for the services of its vice president at the rate of $5,000 per month.  On August 23, 2005 the Company’s vice president resigned from the Company.  Compensation expense of $40,000 for the year ended December 31, 2005 and $56,074 for the years ended December 31, 2004 and 2003 has been recorded as management fees in the accompanying financial statements.

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2007 or 2006.  At December 31, 2005 the Company had an amount owing of $130,000 from a private company controlled by our former president in connection with the disposal of our technology assets in July 2005 pursuant to the agreement.  In June 2006, the total proceeds of the promissory note were received.

Amounts Owing to Senior Management/Directors

At December 31, 2007 and 2006 no amounts were owed to senior management or directors.  Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2007, 2006 and 2005.

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

B.  Significant Changes

At the Annual and Special Meeting of the Company’s shareholders held on July 13, 2007 a majority of the Company’s shareholders voted in favor of splitting the Company’s stock.   The Company’s Board of Directors determined that it was in the best interests of our shareholders to split the issued and outstanding share capital of the Company on a two (2) to one (1) basis (the “Share Split”).  The definitive Share Split ratio was determined by the management based on a review of market liquidity and trading volumes at the time the split is effected.  The record date of the stock split was October 8, 2007 and the payment date was October 9, 2007.

All of the 29,320,544 shares issued on the record date of October 9, 2007 were split on a two for one basis.  The Share Split was completed via a stock dividend that did not require any further action to be taken by the shareholders on the record date of October 8, 2007.

Item 9. The Offer and Listing

A.  Offer and Listing Details

The following tables set forth the price history of the Company’s stock.  All share prices have been adjusted to reflect the 2:1 forward split of the Company’s stock completed in October 2007.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2007	$1.74	$0.25
2006	$3.98	$0.44
2005	$0.07	$0.74
2004	$0.32	$0.04
2003	$0.42	$0.06

2.           High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2007	Fourth Quarter of 2007	$1.74	$0.64
	Third Quarter of 2007	$0.58	$0.25
	Second Quarter of 2007	$1.03	$0.58
	First Quarter of 2007	$1.22	$1.17
2006	Fourth Quarter of 2006	$2.75	$0.73
	Third Quarter of 2006	$3.98	$2.03
	Second Quarter of 2006	$3.61	$0.55
	First Quarter of 2006	$0.63	$0.44

3.           High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
April 2008	$0.99	$0.80
March 2008	$1.96	$0.82
February 2008	$1.19	$0.97
January 2008	$1.28	$0.66
December 2007	$1.01	$0.64
November 2007	$1.28	$0.80

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

Strata will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Strata at the following address: Strata Oil and Gas Inc. Suite 1750 – 717 7th Ave. SW, Calgary, Alberta, Canada, T2P 0Z3 Attention: President, telephone number: 403-668-6539.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2007, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Manny Dhinsa.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Internal Controls over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision of the Company’s Principal Executive Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

♦	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
♦	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
♦
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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007 and no material weaknesses were discovered.

Limitations of Controls and Procedures

The Company’s management, including the Principal Executive Officer and Principal Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2007, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant and Fees

BDO Dunwoody LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2007	Fiscal year ending December 31, 2006
Audit Fees	$50,000	$50,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
	$50,000	$50,000

As of December 31, 2007, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

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

Item 18. Financial Statements

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Dunwoody LLP, is included herein immediately preceding the audited financial statements.

Strata Oil & Gas Inc.
(An Exploration Stage Company)
FINANCIAL STATEMENTS
December 31, 2007 and 2006
(Stated in US Dollars)

Strata Oil & Gas Inc.
(An Exploration Stage Company)
Financial Statements
December 31, 2007
Contents

Report of Independent Registered Public Accounting Firm

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Strata Oil & Gas Inc.
(an Exploration Stage Company)
We have audited the Balance Sheets of Strata Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2007 and 2006 and the Statements of Operations and Comprehensive Loss, Changes in Stockholders’ Equity and Cash Flows for each of the years in the three-year period ended December 31, 2007 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2007.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2007 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
May 6, 2008

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the directors and stockholders dated May 6, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants
Vancouver, Canada
May 6, 2008

STRATA OIL & GAS INC.
(An Exploration Stage Company)

BALANCE SHEETS
(Expressed in US Dollars)

	DECEMBER 31

	2007	2006
Assets
Current
Cash	$27,963	$3,779,527
Receivables, net of allowance for doubtful accounts	22,733	25,889
Prepaid expenses	17,312	716
Investments - available for sale (Note 4)	-	55,288
Total current assets	68,008	3,861,420
Office equipment, net (Note 3)	8,712	-
Oil and gas property interests (Note 5)	7,717,683	2,786,842
Total Assets	$7,794,403	$6,648,262

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$305,242	$119,431
Accrued liabilities	59,286	44,782
Total current liabilities	364,528	164,213
Asset retirement obligations (Note 8)	68,563	-
Total Liabilities	433,091	164,213
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 59,861,088 shares issued and outstanding at December 31, 2007 (2006 - 56,575,088)	7,712,278	7,210,518
Additional paid-in capital	10,874,391	10,994,542
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(9,068,648)	(8,613,923)
Accumulated other comprehensive loss
Unrealized loss on investments available for sale (Note 4)	-	(60,055)
Foreign currency translation adjustments	592,081	(298,243)
Total stockholders’ equity	7,361,312	6,484,049
Total Liabilities and Stockholders’ Equity	$7,794,403	$6,648,262

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

				From July 1, 2005 (the date of entering into exploration stage) to
	2007	2006	2005	DECEMBER 31, 2007
Expenses
Salaries and benefits	$-	$10,564	$128,996	$67,335
Professional fees	75,286	65,652	46,921	173,631
Office and sundry	188,371	93,497	43,199	302,367
Rent	31,128	2,081	20,387	42,623
Consulting fees (including $(120,151), $6,746,118, and $1,691,671 of stock-based compensation expense for 2007, 2006 and 2005 respectively (Note 3))	168,372	6,883,851	1,744,442	8,762,968
Transfer agent fees	3,483	3,600	4,640	11,723
Depreciation	1,391	-	14,520	6,998
	(468,031)	(7,059,245)	(2,003,105)	(9,367,645)

Other income (expenses)
Interest and miscellaneous income	51,042	66,497	9,855	125,079
Interest expense	-	-	(26,444)	(26,444)
Loss on disposal of shares (Note 4)	(37,736)	-	-	(37,736)
Gain on settlement of loan (Note 4)	-	115,343	-	115,343

	13,306	181,840	(16,589)	176,242
Loss from continuing operations	(454,725)	(6,877,405)	(2,019,694)	(9,191,403)
Income (loss) from discontinued operations (Note 6)	-	130,000	(64,916)	122,755
Net loss for the period	(454,725)	(6,747,405)	(2,084,610)	(9,068,648)
Other comprehensive income (loss)
Unrealized holding gain (loss) on investments available for sale (Note 4)	60,055	(60,055)	-	-
Foreign currency translation adjustments	890,324	(268,037)	(1,790)	621,897
Comprehensive income (loss)	$495,654	$(7,075,497)	$(2,086,400)	$(8,446,751)
Basis and diluted loss per share
From continuing operations	$(0.01)	$(0.13)	$(0.05)
From discontinued operations	0.00	(0.00)	(0.00)
	$(0.01)	$(0.13)	$(0.05)
Weighted average shares outstanding	57,368,984	51,862,418	43,237,312

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLERS’ EQUITY
(Expressed in US Dollars)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Loss	Equity

Balance, January 1, 2005	39,667,888	$39,668	$2,556,753	$(2,530,698)	$(28,416)	$37,307
Private placement common stock issuances for cash, February 2005 (Note 10)	4,000,000	300,000	-	-	-	300,000
Private placement common stock issuances for cash, November 2005 (Note 10)	560,000	210,000	-	-	-	210,000
Issuance of common shares as collateral for a loan (Note 7)	240,000,000	-	-	-	-	-
Cancellation of common shares upon repayment of the loan (Note 7)	(240,000,000)	-	-	-	-	-
Stock-based compensation (Note 3)	-	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(2,084,610)	(1,790)	(2,086,400)
Balance, December 31, 2005	44,227,888	549,668	4,248,424	(4,615,308)	(30,206)	152,578
Private placement common stock issuances for cash, June 2006 (Note 10)	500,000	1,000,000	-	-	-	1,000,000
Stock option exercises February to August, 2006	7,324,000	5,151,990	-	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	-	508,860
Stock-based compensation (Note 3)	-	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	-	(6,747,405)	(328,092)	(7,075,497)
Balance, December 31, 2006	56,575,088	7,210,518	10,994,542	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	-	337,500
Stock option exercises September to November, 2007	1,166,000	164,260	-	-	-	164,260
Stock-based compensation (Note 3)	-	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income (loss)	-	-	-	(454,725)	950,379	495,654

Balance, December 31, 2007	59,861,088	$7,712,278	$10,874,391	$(11,817,438)	$592,081	$7,361,312

(1) Reflects the 2:1 forward stock splits completed on May 11, 2006 and on October 8, 2007.  See Note 10.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				FROM
	FOR THE YEARS ENDED DECEMBER 31			July 1, 2005 (the date of entering into exploration stage) to
	2007	2006	2005	DECEMBER 31, 2007
Cash flows from operating activities
Net loss	$(454,725)	$(6,747,405)	$(2,084,610)	$(9,068,648)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,391	-	14,520	6,998
Stock option compensation expense (recovery)	(120,151)	6,746,118	1,691,671	8,317,638
Loss on disposal of shares (Note 4)	37,736	-		37,736
Gain on settlement of loan (Note 4)	-	(115,343)	-	(115,343)
Gain on sale of software (Note 6)	-	(130,000)	-	(130,000)
Change in assets and liabilities:
Receivables	3,156	(19.251)	(3,026)	(19,072)
Prepaid expenses	(16,596)	(716)	1,717	(14,966)
Accounts payable	(36,169)	100,895	12,741	63,765
Accrued liabilities	14,504	6,089	9,759	54,987
Net cash used in operating activities	(570,854)	(159,613)	(357,228)	(866,905)

Cash flows from investing activities
Acquisition of oil and gas interests	(3,708,370)	(2,752,576)	(128,733)	(6,589,679)
Acquisition of office equipment	(10,103)	-	-	(10,103)
Proceeds on the sale of investments (Note 4)	77,607	-	-	77,607
Proceeds on the sale of software (Note 6)	-	130,000	-	130,000
Net cash used in investing activities	(3,640,866)	(2,622,576)	(128,733)	(6,392,175)

Cash flows from financing activities
Proceeds from the issuance of common stock	-	1,000,000	510,000	1,210,000
Proceeds from the exercise of stock options	164,260	5,151,990	-	5,316,250
Proceeds from the exercise of warrants	337,500	508,860	-	846,360
Proceeds from loan financing	-	-	1,020,000	1,020,000
Repayment of loan financing	-	-	(1,020,000)	(1,020,000)
Net cash provided by financing activities	501,760	6,660,850	510,000	7,372,610
Foreign exchange effect on cash	(41,604)	(173,570)	(1,790)	(215,564)
Net (decrease) increase in cash	(3,751,564)	3,705,091	22,249	(102,034)
Cash, beginning of period	3,779,527	74,436	52,187	129,997
Cash, end of period	$27,963	$3,779,527	$74,436	27,963
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-	$26,444	$26,444
Income taxes	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net (Note 4)	$-	$115,343	$-	$115,343
Accounts payable related to oil and gas properties interests	$221,980	$-	$-	$221,980
Asset retirement obligation (Note 8)	$68,563	$-	$-	$68,563

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

1.      NATURE OF BUSINESS AND OPERATIONS

Strata Oil & Gas Inc. (the ‘Company’) is engaged in the exploration for oil and natural gas in oil sands in the Canadian province of Alberta.  The Company was formerly engaged in the development of Knowledge Worker Automation (KWA) software.

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the stockholders of the Company approved the sale of all of the rights to the Company’s software assets to a company controlled by the Company’s former chief executive officer.  At the same meeting, a majority of the Company’s stockholders also approved the change in business of the Company from software development to oil and gas exploration (Note 6).  Upon disposal of the Company’s software assets and change in focus to oil and gas exploration, the Company has entered the exploration stage of its new business activity and follows Statement of Financial Accounting Standard (“SFAS”) No. 7, Development Stage Enterprises.  Since re-entering the exploration stage in July 2005, the Company has incurred a loss of $9,068,648.

2.      ABILITY TO CONTINUE AS A GOING CONCERN
The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its oil and gas exploration activities in the last quarter of 2005.  Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer.  The Company has not realized any revenue from its present operations.  During the year ended December 31, 2007, the Company incurred a net loss of $454,725.  Since the Company had re-entered to the exploration stage, it has an accumulated deficit of $9,068,648 at December 31, 2007.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.
The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $5,800,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, completion of production testing on the Company’s properties as well as the costs associated with maintaining an office.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

The Company applies SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities when determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. The Company also considers specific adverse conditions

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued
Investments - continued
Available for Sale - continued

related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions. Once a decline in fair value is determined to be other-than-temporary, an impairment charge is recorded and a new cost basis in the investment is established. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Receivables

Accounts receivable are presented net of an allowance for doubtful accounts.  The allowance was $Nil at December 31, 2007 (2006 - $Nil and 2005 - $Nil).

Management evaluates the collectibility of accounts receivable balances based on a combination of factors on a periodic basis. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount management reasonably believes will be collected.  For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and historical experience.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2007	December 31, 2006
Cost	$10,103	$-
Accumulated depreciation	1,391	-
Net book value	$8,712	$-

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
Estimates of undiscounted future cash flows used for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs.  During the years ended December 31, 2007, 2006 and 2005, no write-downs of long-lived assets were recognized.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued
Asset Retirement Obligations
In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2007 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

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

All amounts included in the accompanying financial statements and footnotes are stated in U.S. dollars.

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

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2007 the Company recognized an aggregate recovery of $(120,151) (2006 - $6,746,118 expense; 2005 - $1,691,671 expense) in stock-based compensation in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees.  All stock options granted in 2007, 2006 and 2005 were to non-employees of the Company.

Had compensation expense on 2002 employee options granted been determined based on the fair value method at the grant dates, as described in SFAS No. 123, the following table illustrates the effect on net loss and net loss per share as if the Company had applied the fair value provisions of SFAS 123 to all options prior to January 1, 2006:

2005
Net loss, as reported	$(2,084,610)
Add: stock-based compensation expense included in reported net income, net of related taxes	-
Deduct total stock-based employee compensation expense determined under fair based methods for all awards	(5,843)
Pro forma net loss	$(2,090,453)
Loss per common share:
Basic and diluted – as reported	$(0.05)
Basic and diluted – pro forma	$(0.05)

The fair value of each option granted in 2007, 2006 and 2005 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	110.7%	85.6%	85.6%
Risk-free rate	4.06%	4.36%	3.93%
Expected life	10 years	10 years	10 years

The weighted average grant date fair value per option granted in 2007 was $0.57 (2006 - $1.87; 2005 – $0.40)

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

At December 31, 2007, 2006 and 2005, potential common shares of 20,919,600, 23,805,600 and 32,652,800 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

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

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

SFAS 159
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007. The implementation of SFAS 159 is not expected to have a material impact on the Company’s financial statements.

SFAS 141R

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008. The implementation of SFAS 141R is not expected to have a material impact on the Company’s financial statements.

SFAS 161

In March 2008, the FASB issued SFAS 161 “Disclosures about Derivative Instruments and Hedging Activities – an amendment of SFAS 133.  This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.  The implementation of SFAS 161 is not expected to have a material impact on the Company’s financial statements.

FIN 48

In July 2006, the FASB issued FIN 48 "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109". This interpretation provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 uses a two-step approach for evaluating tax positions.  The first step, recognition, occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination.  The second step, measurement, is only addressed if the recognition threshold is met; under this step, the tax benefit is measured as the largest amount of the benefit, determined on a cumulative probability basis, that is more likely than not to be realized upon settlement.  FIN 48’s use of the term “more likely than not” represents a greater than 50 percent likelihood of occurrence.  The cumulative effect of applying the provisions of this Interpretation shall be reported as an adjustment to the opening balance of retained earnings for fiscal year in which the enterprise adopts the Interpretation.  FIN 48 is effective for fiscal years beginning after December 15, 2006.

Effective January 1, 2007 the Company adopted FIN 48.  The adoption did not result in any adjustment to opening retained earnings under US GAAP.  As a result of the implementation of FIN 48, the Company did not recognize any liabilities for unrecognized tax benefits.  In the event that the Company recognizes interest accrued related to unrecognized tax benefits, it will be recorded in interest expense.  Any penalties will be recorded in general and administrative expense.

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
On May 8, 2006 the Company completed an agreement with the current parent company of ACT, Advanced Cell Technology, Inc. (“ACTC”) for settlement of the loan.  The Company received 109,557 common shares of ACTC, a public company, for settlement of the principal and interest of the loan.  As part of the settlement, the Company had agreed to pay its legal counsel a contingent fee based on the loan settlement amount.  As a result, of the total 109,557 common shares of ACTC received by the Company, 14,232 were assigned to the Company’s counsel for payment of legal fees.  Therefore, upon settlement the Company owned 95,325 shares of ACTC at a cost of $115,343 and a market value of $55,288 at December 31, 2006.  The gross unrealized holding loss for the twelve month period ended December 31, 2006 was $60,055.  The cost and market values of the ACTC shares were determined by reference to their closing prices on May 8 and December 31, 2006 respectively as quoted on the OTC:BB.  During 2007, the Company disposed of all of its ACTC shares for gross proceeds of $77,607 resulting in a realized loss of $37,736 during the year ended December 31, 2007.

5.       OIL AND GAS PROPERTY INTERESTS
	2007 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$3,051,583	$37,293	$3,088,876
Geological and geophysical	291,719	14,423	306,142
Project management	735,874	-	735,874
Drilling	3,303,339	-	3,303,339
Assaying and analysis	51,790	-	51,790
Asset retirement obligations	68,563	-	68,563
Camp and field supplies	42,085	-	42,085
Travel and accommodation	121,014	-	121,014
Total expenditures	$7,665,967	$51,716	$7,717,683

	2006 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,362,465	$30,976	$2,393,441
Geological and geophysical	127,745	12,682	140,427
Project management	196,916	-	196,916
Drilling	19,507	-	19,507
Assaying and analysis	16,648	-	16,648
Camp and field supplies	3,007	-	3,007
Travel and accommodation	16,896	-	16,896
Total expenditures	$2,743,184	$43,658	$2,786,842

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $37,962
June 15, 2006	3	4,864	CDN $17,024 / USD $17,173
August 10, 2006	9	7,424	CDN $25,984 / USD $26,212
August 24, 2006	2	2,048	CDN $7,168 / USD $7,231
October 19, 2006	4	3,584	CDN $12,544 / USD $12,654
November 2, 2006	9	14,336	CDN $50,176 / USD $50,616
January 11, 2007	4	4,608	CDN $16,128 / USD $16,270
January 24, 2007	2	2,304	CDN $8,064 / USD $8,135
	40	49,920	CDN $174,720 / USD $176,253

Subsequent to December 31, 2007, the Company completed one transaction for a total of two leases with the province of Alberta.  The Company acquired 512 hectares of land for a cost of CDN $4,327 (USD $4,365).  The new leases require aggregate annual minimum lease payments of CDN $1,792 (USD $1,808).

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid.  The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta.  The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.  The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,808) until expiry on October 4, 2015.

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

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

6.       DISCONTINUED OPERATIONS

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a private company controlled by its former president (the “Purchaser”) for $130,000.  The value of the assets disposed of was based on an independent valuation.  The net book value of these assets at 2005 was Nil.

The results of operations and cash flows of the software operations have been segregated in the financial statements as discontinued operations for the current and prior periods.  On July 11, 2005 a definitive agreement was completed and in exchange for the rights to all of its software, the Company received a non-interest bearing promissory note which was due on July 11, 2006. The Purchaser had at his sole discretion, the right to convert the promissory note into its common shares at a conversion price to be determined.  Had the Purchaser chosen to convert the promissory note to equity, it would have converted it into shares at market value.  The promissory note was collateralized by all of the assets acquired by the Purchaser. The Purchaser could have located an alternate buyer for the assets or assigned its rights under the purchase agreement, provided that the terms of sale of the software assets to such alternate buyer or assignee would have remained substantially the same as described above.

The loan was fully paid on June 30, 2006 and as a result, the Company has recognized a $130,000 gain in the Statement of Operations and Comprehensive Loss at December 31, 2006.

	2007	2006	2005
Gain (loss) on disposal	$-	$130,000	$(8,233)
Loss from discontinued operations	-	-	(56,683)
Total	$-	$130,000	$(64,916)

No revenue was recognized during 2007, 2006 or 2005 from discontinued operations.
7.       LOANS PAYABLE
On October 12, 2005 the Company entered into a $20,000 bridge loan agreement with a shareholder. The loan bore interest at the Bank of Canada Prime Rate plus 1% per annum.  The loan was due on October 12, 2006 and was unsecured.  The Company repaid the loan and accrued interest of $143 on December 9, 2005.

On August 24, 2005 the Company borrowed $1,000,000 from a single lender (the “Lender”).  In consideration for such loan, the Company issued to the Lender a Secured Promissory Note, in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum.  The principal and all accrued but unpaid interest under such Secured Promissory Note was due and payable in full one year from the date of the loan, but could be prepaid at anytime without penalty.  As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Company issued 240,000,000 shares of its common stock pursuant to a Stock Pledge Agreement, dated August 24, 2005.  The Company repaid the loan and accrued interest of $26,301 on December 22, 2005.  Upon repayment, the 240,000,000 common shares granted to the Lender as security were returned to the Company and the shares were extinguished.
8.       ASSET RETIRMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $68,563 at December 31, 2007, based on an undiscounted total future liability of $293,000. These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted risk-free rate of 10% per annum to calculate the present value of the asset retirement obligation.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

9.       RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Sale of Software Assets

As part of the sale of the Company’s software assets (Note 6) the Company had a promissory note with a face value of $130,000 owing from a company controlled by the Company’s former president at December 31, 2005.  In June 2006, the loan was fully repaid.

Management Fees

The Company pays each of its President and Chief Financial Officer CDN $10,000 (USD $9,913) per month.  Payments to the President began in May 2006 and to the Chief Financial Officer in June 2007.  Total compensation expense of $178,770 (2006 - $61,842, 2005 - $56,074) has been recognized as consulting fees for the year ended December 31, 2007.

The Company paid management fees for the services of its former vice president at the rate of $5,000 per month.  On August 23, 2005 the Company’s vice president resigned from the Company.  No compensation expense was recognized in 2007 or 2006 while compensation expense of $40,000 was recognized for the year ended December 31, 2005.  These amounts have been shown as consulting fees.

Directors’ fees

The Company pays its independent Directors $500 per month for serving on the Company’s Board of Directors.  All of the Directors currently receive their payments in $CDN.  Directors’ fees of $22,395 (2006 - $13,510, 2005 - $3,698) have been recorded as consulting fees at December 31, 2007.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.             SHARE CAPITAL

On February 14, 2005, the Company issued a total of 4,000,000 units at $0.075 per unit, for aggregate proceeds of $300,000.  Each unit consisted of one share of common stock, one Class A warrant and one Class B warrant.  The Class A warrants are exercisable on February 14, 2007 for a period of five years at an exercise price of $0.125 per share of common  stock and the Class B warrants are exercisable on February 14, 2008 for a period of four years at an exercise price of $0.20 per share.  The Company has the right, in its sole discretion, to accelerate the exercise date of the warrants, to decrease the exercise price of the warrants and/or extend the expiration date of the warrants.

On November 15, 2005 the Company closed a private placement of 560,000 units at $0.375 per unit for a total offering price of $210,000.  Each unit consists of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $0.44 for a period of four years commencing on November 15, 2006, and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $0.50 for a period of three years commencing on November 15, 2007.  The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

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

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

10.             SHARE CAPITAL - continued
On June 13, 2006 the Company closed a private placement of 500,000 units at $2.00 per unit for a total offering price of $1,000,000.  Each unit consists of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $2.125 for a period of four years commencing on June 13, 2007 and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $2.25 for a period of three and one half years commencing on December 13, 2007.  The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

On July 13, 2007, at a Special Meeting of the Company’s stockholders, a majority of the Company’s stockholders approved a 2:1 forward stock split.  The record and payment dates of the forward split were October 8 and October 9, 2007 respectively.   All of the common shares issued and outstanding on October 8, 2007 were split.   All references to share and per share amounts have been restated in these financial statements to reflect the split.

11.             STOCK OPTION PLANS

In February 2000, the Company adopted its 2000 Stock Option Plan (“the 2000 Plan”).  The 2000 Plan provides for the granting of up to 7,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2000 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.).  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

Activity under the 2000 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2004	320,000	1,560,000	$0.22
Options cancelled	120,000	(120,000)	0.13
Balance outstanding,
December 31, 2005	440,000	1,440,000	0.22
Options granted	(440,000)	440,000	1.75
Options exercised	-	(980,000)	0.97
Balance outstanding,
December 31, 2006	-	900,000	0.15
Options exercised	-	(900,000)	0.15
Balance outstanding,
December 31, 2007	-	-	$-
Balance exercisable,
December 31, 2007		-	$-
December 31, 2006		900,000	$0.15
December 31, 2005		1,440,000	$0.22

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

During 2001, the Company adopted its 2002 Stock Option Plan (“the 2002 Plan”).  The 2002 Plan provides for the granting of up to an additional 7,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2002 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.)  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

Activity under the 2002 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2004	5,680,000	980,000	$0.15
Options cancelled	980,000	(980,000)	0.15
Options granted	(6,400,000)	6,400,000	0.11
Balance outstanding,
December 31, 2005	260,000	6,400,000	0.11
Options cancelled	200,000	(200,000)	0.11
Options granted	(260,000)	260,000	1.75
Options exercised	-	(5,044,000)	0.19
Balance outstanding,
December 31, 2006	200,000	1,416,000	0.11
Options exercised	-	(266,000)	0.11
Balance outstanding,
December 31, 2007	200,000	1,150,000	$0.11
Balance exercisable,
December 31, 2007		616,667	$0.11
December 31, 2006		349,328	$0.11
December 31, 2005		400,000	$0.11

At the Annual General and Special Meeting of Shareholders held in June 2006 the stockholders approved and the Company adopted its 2006 Stock Option Plan (“the 2006 Plan”).  The 2006 Plan provides for the granting of up to an additional 8,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2006 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.)  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share
Balance outstanding,
January 1, 2006	-	-	$-
Adoption of 2006 Plan	8,000,000	-	-
Options granted	(1,500,000)	1,500,000	2.47
Options exercised	-	(1,300,000)	2.50
Balance outstanding,
December 31, 2006	6,500,000	200,000	2.29
Options granted	(400,000)	400,000	0.61
Balance outstanding,
December 31, 2007	6,100,000	600,000	$1.17
Balance exercisable,
December 31, 2007	200,000		2.29
December 31, 2006	66,666		2.29

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006, 2002 and 2000 Plans at December 31, 2007:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.11	1,150,000	7.67	$0.11	616,667	$0.11
$0.61	400,000	9.25	$0.61	-	$0.61
$2.29	200,000	8.58	$2.29	200,000	$2.29
	1,750,000			816,667

The aggregate intrinsic value of stock options outstanding at December 31, 2007 was $652,500 (2006 - $2,314,740) while the aggregate intrinsic value of stock options exercisable at December 31, 2007 was $339,167 (2006 - $1,232,068).  The aggregate intrinsic value of stock options exercised in 2007 was $1,070,510 (2006 -  $5,440,160).

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

As of December 31, 2007, there was $201,103 of total unrecognized compensation cost related to all options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 1.2 years.   A summary of status of the Company’s unvested stock options as of December 31, 2007 under all plans is presented below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at January 1, 2005	160,000	$0.33	$0.18
Granted	6,400,000	0.11	0.09
Vested	(560,000)	0.17	0.12

Unvested at December 31, 2005	6,000,000	$0.11	$0.09
Granted	2,200,000	2.24	1.87
Vested	(6,799,994)	0.76	0.63
Cancelled	(200,000)	0.11	0.10

Unvested at December 31, 2006	1,200,006	0.35	0.30
Granted	400,000	0.61	0.57
Vested	(666,673)	0.54	0.47

Unvested at December 31, 2007	933,333	$0.32	$0.28

12.             WARRANTS

	Warrants	Weighted Average Exercise Price
Balance, December 31, 2004	16,492,800	$0.17
Warrants issued	9,120,000	0.20
Warrants expired	(800,000)	0.63
Balance, December 31, 2005	24,812,800	0.17
Warrants issued	1,000,000	2.19
Warrants exercised	(4,523,200)	0.12
Balance, December 31, 2006	21,289,600	0.28
Warrants exercised	(2,120,000)	0.16
Balance, December 31, 2007	19,169,600	$0.29

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

12.             WARRANTS - continued
The following table lists the common share warrants outstanding at December 31, 2007.  Each warrant is exchangeable for one common share.

At December 31, 2007 the vested warrants have a weighted average exercise price of $0.31.

Number Outstanding	Number Vested	Exercise Price	Expiry
2,523,200	2,523,200	$0.11	December 23, 2010
6,526,400	6,526,400	$0.19	December 23, 2010
4,000,000	4,000,000	$0.125	February 14, 2012
4,000,000	-	$0.20	February 14, 2012
560,000	560,000	$0.44	November 15, 2010
560,000	560,000	$0.50	November 15, 2010
500,000	500,000	$2.125	June 13, 2011
500,000	500,000	$2.25	June 13, 2011
19,169,600	15,169,600

Subsequent to the year end, 320,000 warrants were exercised with total proceeds of $60,000.

13.             INCOME TAXES
The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2007	2006
Deferred tax assets (liabilities)
Net operating loss carryforwards	$671,000	$572,000
Office equipment	10,000	10,000
Share issue costs	1,000	1,800
Investments	-	20,500
	682,000	604,300
Valuation allowance	(682,000)	(604,300)
Net deferred tax asset	$-	$-

Upon continuation to Canada in 2004, all losses carried forward at that time expired.  As of December 31, 2007, the Company had available to offset future taxable income, net Canadian operating loss carryforwards of approximately $2,644,000.  The carryforwards will begin expiring in 2014 unless utilized in earlier years.  The Company also has approximately $7,928,000 in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company’s deferred tax assets include the tax effect relating to approximately $3,400 (2006 – $5,400) of future tax deductions for share issue costs.  If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Comprehensive Loss.
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

13.             INCOME TAXES - continued
The provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income as a result of the following differences:

	2007	2006	2005
Statutory federal income tax rate	(32%)	(34%)	(34%)
Change in valuation allowance	25%	1%	5%
Non-deductible stock-based compensation	(8%)	34%	28%
Effect of foreign exchange	(24%)	-%	1%
Effect of reduction in income tax rate	35%	-%	1%
Other	4%	(1%)	(1%)
	-%	-%	-%

On January 1, 2007, the Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48").  The Company files income tax returns in Canada.  All our tax returns are subject to tax examinations until respective statue of limitation.  The Company currently has no tax years under examination.

Based on management’s assessment of FIN 48, the Company concluded that the adoption of FIN 48, as of January 1, 2007, had no significant impact on our results of operations or financial position, and required no adjustment to the opening balance sheet accounts. The year-end analysis supports the same conclusion, and the Company does not have an accrual for uncertain tax positions as of December 31, 2007. As a result, tabular reconciliation of beginning and ending balances would not be meaningful. If interest and penalties were to be assessed, the Company would charge interest to interest expense, and penalties to other operating expense. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within twelve months of the reporting date.

14       COMMITMENTS

Rent

The Company currently pays to rent an office in Calgary, Alberta under a lease agreement and rents a shared office space in Edmonton, Alberta on a month-to-month basis.  The lease for the Calgary office commenced October 15, 2007 and has a term to October 30, 2009.  The basic rent for the office is CDN $5,250 (USD $5,204) per month.  The Company has the option to renew the lease for a one year term.  Total rent expense recorded by the Company was $31,128, $2,081, and $20,387 for the years ended December 31, 2007, 2006, and 2005, respectively.

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

15.             SUBSEQUENT EVENT

On January 28, 2008, the Company closed a private placement of 1,700,000 common shares at $1.00 per share for total proceeds of $1,700,000.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2	Form of Class A warrant issued in February 2005 (2)
2.3	Form of Class B warrant issued in February 2005 (2)
2.4	Form of Class A warrant issued in November 2005 (2)
2.5	Form of Class B warrant issued in November 2005 (2)
2.6	Form of Class A warrant issued in June 2006 (6)
2.7	Form of Class B warrant issued in June 2006 (6)
2.8	Form of Subscription Agreement for shares issued in January 2008 (7)
4.1	Agreement, dated October 12, 2005 between the Company and Pratt Barndollar (2)
4.2	Agreement, dated January 1, 2006 between the Company and Charlie Perity (2)
4.3	Asset Sale Agreement, dated June 29, 2005, between the Company and Trevor Newton (2)
4.4	Consulting agreement dated May 15, 2006 between Manny Dhinsa and the Company (2)
12.1*	Rule 13a-14(a)/15d-14(a) Certifications
13.1*	Section 1350 Certifications
14.1*	Consent of Independent Registered Public Accounting Firm
15.3	2000 Stock Option Plan (3)
15.4	2002 Stock Option Plan (4)
15.4	2006 Stock Option Plan (5)
* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003
(2) Previously filed with the Company’s 2005 Form 20-F filed on June 1, 2006.
(3) Filed on Form S-8 on January 29, 2001
(4) Filed on Form S-8 on February 12, 2002
(5) Filed on Form S-8 on June 1, 2006.
(6) Previously filed with the Company’s Form 6-K filed on June 23, 2006.
(7) Previously filed with the Company’s Form 6-K filed on February 1, 2008.

SIGNATURES

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATA OIL & GAS INC.

Dated: May 22, 2008	By	/s/ Manny Dhinsa
Manny Dhinsa
President, Chief Executive Officer, Secretary and Treasurer

/s/ Pol Brisset	Director	Dated: May 22, 2008
Pol Brisset

/s/ Duncan Budge	Director	Dated: May 22, 2008
Duncan Budge

/s/ Pratt Barndollar	Director	Dated: May 22, 2008
Pratt Barndollar

/s/ Charlie Perity	Director	Dated: May 22, 2008
Charlie Perity