Form 20-F
period 2008-12-31
STRATA OIL & GAS, INC.
filed 2009-07-14
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Alberta, Canada
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 61,881,088 shares outstanding at December 31, 2008 and 63,531,088 shares outstanding as of July 10, 2009.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [X]

i

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

Large accelerated filer [  ]    Accelerated filer [  ]     Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ X ]	International Financial Reporting Standards as issued	Other [ ]
by the International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [  ] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes [  ]  No [X]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2008

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4. Item 4A.	Information on the Company Unresolved Staff Comments	11 26
Item 5.	Operating and Financial Review and Prospects	26
Item 6.	Directors, Senior Management and Employees	35
Item 7.	Major Shareholders and Related Party Transactions	41
Item 8.	Financial Information	42
Item 9.	The Offer and Listing	43
Item 10.	Additional Information	44
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	49
Item 12.	Description of Other Securities Other Than Equity Securities	50

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	51
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	51
Item 15.	Controls and Procedures	51
Item 16.	Reserved	52

Part III

Item 17.	Not Applicable	54
Item 18.	Financial Statements	54
Item 19.	Exhibits	81

Financial Statements

Signature Page

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Our headquarters are located at 717 - 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3.  The telephone number is (403) 237-5443.  The Company’s web address is strataoil.com.

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

BUSINESS OF STRATA OIL & GAS INC.

The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company currently has interests in a total of 43 oil sands leases located in Northern Alberta, Canada.

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

5

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004.  On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Subsequent to entering the oil and gas exploration business, we have entered into 43 oil sands leases in Alberta, Canada.  These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2008.  As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA
(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,

	2008	2007	2006	2005	2004
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses	654,240	468,031	7,059,245	2,003,105	347,052
Other income (expense), net	12,497	13,306	181,840	(16,589)	2,489
Loss from continuing operations	(641,743)	(454,725)	(6,877,405)	(2,019,694)	(344,563)
Income (loss) from discontinued operations	$ -	$ -	$ 130,000	$ (64,916)	$ (350,296)
Net income (loss)	$ (641,743)	$ (454,725)	$ (6,747,405)	$ (2,084,610)	$ (694,859)
Basic and diluted income (loss) per share:
From continuing operations	$ (0.01)	$ (0.01)	$ (0.13)	$ (0.05)	$ (0.01)
From discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.01)
After discontinued operations	$ (0.01)	$ (0.01)	$ (0.13)	$ (0.05)	$ (0.02)
Basic weighted average number of common shares outstanding (in millions)	61.7	57.4	51.8	43.2	39.6
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	N/A	N/A

Item 3. Key Information  - continued

A. Selected Financial Data  - continued

BALANCE SHEET DATA
(in U.S. Dollars)	Strata Oil & Gas Inc.
	December 31,

	2008	2007	2006	2005	2004

Cash and cash equivalents	$ 121,776	$ 27,963	$ 3,779,527	$ 74,436	$ 52,187
Other current assets	47,504	23,449	81,893	6,638	5,329
Deposits	94,533	16,596	-	-	-
Property and equipment, net	6,692	8,712	-	-	14,520
Oil and gas property interests	7,039,208	7,717,683	2,786,842	128,733	-
Total assets	7,309,713	7,794,403	6,648,262	209,807	72,036
Current liabilities	120,350	364,528	164,213	57,229	34,729
Asset retirement obligations	88,606	68,563	-	-	-
Common stock	9,472,278	7,712,278	7,210,518	549,668	39,668
Other capital accounts	10,087,660	11,466,472	10,636,244	4,218,218	2,528,337
(Accumulated deficit) retained earnings	(12,459,181)	(11,817,438)	(11,362,713)	(4,615,308)	(2,530,698)
Total liabilities and stockholders’ equity	7,309,713	7,794,403	6,648,262	$ 209,807	$ 72,036

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

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of July 10, 2009 was CDN $1.1647 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low

June, 2009	1.08	1.16
May, 2009	1.09	1.19
April, 2009	1.19	1.27
March, 2009	1.22	1.31
February, 2009	1.21	1.29
January, 2009	1.18	1.27

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2008	1.07
For the twelve months ended December 31, 2007	1.07
For the twelve months ended December 31, 2006	1.13
For the twelve months ended December 31, 2005	1.21
For the twelve months ended December 31, 2004	1.30

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

Cash on hand is not sufficient to fund our anticipated operating needs of approximately $500,000 for the next twelve months.  We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

12.	Our auditors’ opinion on our December 31, 2008 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $9,710,391 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2008.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Not all of our officers and directors are required to work exclusively for us and they do not devote all of their time to our operations.  In fact, our directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies.  Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations.  It is expected that each of our directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

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

There are other valuation methodologies which, if employed, may have yielded a higher fair market value for our assets which would have resulted in a larger taxable gain. One such method is the "market capitalization method" where the implied value of our net assets is equal to the number of our common shares outstanding multiplied by the quoted market price of our common stock on the OTC Bulletin Board on the transaction date. Had the market capitalization method been applied, the valuation of our assets would have been substantially higher (as much as $9.6 million higher as of the September 30, 2002 valuation date) than the value determined using the discounted cash flow method and would have yielded significant taxable capital gains and taxes owing as a result of the continuance. Management assessed the two methods, but did not consider the "market capitalization method" an appropriate reflection of the value of our company as a whole. Our Company's common stock as quoted on the OTC Bulletin Board, had a small public float and was relatively thinly traded. Because of these factors, we considered the quoted market price of our stock to be an unreliable measure of the fair value of our net assets and accordingly sought a more appropriate measure of value.

The valuation may be challenged by the Internal Revenue Service ("IRS"). Should the IRS disagree with the valuation methodology we used or any of our assumptions, they could reassess the deemed proceeds on the continuance to a higher amount. We may not have tax losses carried forward from prior years sufficient to cover any adjustments to the taxable gain required upon assessment by federal tax authorities. Should our losses be insufficient, the tax liability to our company could be significant and we may not have the available cash at that time to settle the liability owing. Should we be unable to settle any such liability, we may have to cease operations in which case our stockholders would likely lose their investment in our company.

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

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000.  Our headquarters are located at 717 7th Avenue SW, Suite 1750, Calgary, Alberta, Canada, T2P 0Z3.  The telephone number is (403) 237-5443.  The Company’s web address is strataoil.com.   The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company has interests in a total of 43 oil sands leases located in Northern Alberta, Canada.

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

Oil Sands Background

‘Oil Sands’ refer to unconsolidated, bitumen-saturated sands containing varying amounts of clay and rock material. The bitumen content refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions.  As a result, it cannot be recovered from a conventional well the way lighter oil is most often produced.  The oil sands are contained in three major areas beneath an approximate 140,800 square kilometres (54,363 square miles) of north-eastern Alberta - an area larger than the state of Florida.  As of December 2002, according to the Alberta Department of Energy, these three areas, Athabasca/Wabasca, Peace River, and Cold Lake, contained 1.6 trillion barrels of bitumen in-place, of which 174 billion barrels are proven reserves that can be recovered using current technology.

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

Carboniferous Oil Sands

Strata has focused its efforts on carbonate-hosted bitumen sands.  The carbonates are the next challenge in the Alberta oil sands industry.  Like oil sands two decades ago, carbonates represent an enormous and relatively untapped petroleum resource. The means for producing bitumen from carbonates is still being understood. The nature of the carbonate triangle in Alberta tends to vary and there is unlikely to be a single one-size-fits-all strategy for production.  Cold production may be possible in some areas although in most cases production requires an in-situ treatment.  Various technologies have been tested and others considered, including similar technologies to those employed in oil sands (cyclic steam, SAGD, etc). Bitumen carbonates are still being understood, and as yet there are several techniques which may prove to be effective.  We are in the process of determining the most efficient means of producing the bitumen from our Peace River project.

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

Strata's acquisition of the Drowned Property lease includes an overriding 4% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.   In addition, the Company must pay the province of Alberta CDN $1,792 (USD $1,471) per year to maintain its right to the lease.  The lease is subject to a royalty payable to the government of Alberta.  The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue.  Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

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

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $2.87) per year	CDN $1,792 (USD $1,471) per year

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.     The Company did not undertake any exploration work on the Drowned Property in 2008.

Planned Work by the Company for 2009

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2009.

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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $30,897
June 15, 2006	3	4,864	CDN $17,024 / USD $13,977
August 10, 2006	9	7,424	CDN $25,984 / USD $21,333
August 24, 2006	2	2,048	CDN $7,168 / USD $5,886
October 19, 2006	4	3,584	CDN $12,544 / USD $10,299
November 2, 2006	9	14,336	CDN $50,176 / USD $41,195
January 11, 2007	4	4,608	CDN $16,128 / USD $13,241
January 24, 2007	2	2,304	CDN $8,064 / USD $6,621
April 3, 2008	2	512	CDN $1,792 / USD $1,471
	42	50,432	CDN $176,512 / USD $144,920

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

Previous Work

During the winter drill season of 2006 – 2007, Strata drilled four wells on the Cadotte leases.  Three of these wells were within the Cadotte Target Area and one was in the Cadotte East leases.  All of the wells were drilled and cored.  Three wells were drilled with cores in the Cadotte Target Area, two of which were cased allowing for production testing with the ability to re-enter these wells for future testing.  The other well was abandoned due to drilling fluid losses during drilling which did not allow the well to be cased for testing in the future.  The fourth well drilled in the Cadotte East location was cored and cased.  Due to natural gas flowing from the well, to which the Company did not have the rights to, additional borehole tests were not conducted.  The cores of all of these wells were tested and examined in a laboratory in Calgary.  The results of these tests were that cold production was not viable.  However, the results indicated that the bitumen would flow at approximately 85°C.  These results will allow the company to explore different means of extraction in addition to steam.

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

Planned Work by the Company for 2009

The Company does not have any plans to undertake any additional drilling or land acquisitions for 2009.  Due to the uncertainty that has resulted from the recent worldwide economic conditions, the ability to acquire funding is difficult.  The Company intends to continue to discuss a variety of funding arrangements with potential partners but until funding can be secured, the Company’s development plans will temporarily be put on hold.

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

The results of the different estimates for the Original Bitumen In Place (“OBIP”) are presented on the following table:

Effective OBIP for the Cadotte Area by Target Zone in millions of Stock Tank Barrels (MMSTB), Using 8% wt Cut-off
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

Readers of this 20-F are advised to read the August 16, 2007 report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases, that is publicly available on the www.sec.gov web site, was filed on September 27, 2007 under cover of 6-K.

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
2.	Lack of permeability data for the target zones; and
3.	Limited geologic and reservoir data samples for the target zones

The Norwest August 16, 2007 report resource estimate is classified as “Discovered Resources”, in accordance with the criteria and former classification scheme of the COGE Handbook.  The current version of the COGE Handbook has re-titled “Discovered Resources” as “Discovered Petroleum Initially In Place” (“Discovered PIIP”).  The Pre-Feasibility estimate prepared by Norwest Questa is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as Discovered PIIP.  Dr. John D. Wright, Ph.D., P.E., who was President and Chief Engineer, of Norwest Questa Engineering Corporation at the time of the preparation of the Preliminary Feasibility, is a qualified person as defined by National Instrument 51-101.  Dr. Wright supervised the preparation of the technical information in this report.

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

Readers of this 20-F are advised to read the February 29, 2008 report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada that is publicly available on the www.sec.gov web site, was filed on March 6, 2008 under cover of 6-K.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2008, 2007, and 2006. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2008	2007	2006
Expenses	$(654,240)	$(468,031)	$(7,059,245)
Other income (expenses)	$12,497	$13,306	$181,840
Loss from continuing operations	$(641,743)	$(454,725)	$(6,877,405)
Income from discontinued operations	$-	$-	$130,000
Net loss	$(641,743)	$(454,725)	$(6,747,405)
From continuing operations	$(0.01)	$(0.01)	$(0.13)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
After discontinued operations	$(0.01)	$(0.01)	$(0.13)
Weighted average number of common shares outstanding (in millions)	61.7	57.4	51.8

Year ended December 31, 2008 compared to the year ended December 31, 2007

RESULTS OF OPERATIONS

During the year ended December 31, 2008, we incurred a net loss of $641,743 compared to a net loss of $454,725 for the year ended December 31, 2007, an increase net loss of $187,018.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $641,743 for the year ended December 31, 2008 compared to a loss from continuing operations in 2007 of $454,725, an increase of $187,018.  A substantial portion of the increase in the loss from continuing operations relates to the recognition of $94,730 in stock-based compensation in 2008 compared to a reversal of the expense of ($120,151) in 2007.  The reversal of stock-based compensation expense that occurred in 2007 was due to the Company granting stock options in 2006 when the Company’s share price was significantly higher than it was when the unvested stock options were revalued during 2007.    For 2008, the share price of the Company’s stock has not decreased as much since 2007 as it did between 2007 and 2006.  All stock options granted in 2008, 2007 and 2006 were to non-employees. Stock options granted in 2008, 2007 and 2006 will continue to be re-valued and amortized until all of the options vest.

A large portion of the balance of the 2008 net loss from continuing operations is comprised of costs related to general and administrative activities.  Consulting expense increased to $386,143 in 2008 from $168,372 in 2007.  A significant portion of the increase from 2007 relates to stock-based compensation of $94,730 in 2008 compared to a reversal of expense of ($120,151) in 2007.  Excluding the effect of stock-based compensation, consulting expense was $291,413 in 2008 compared to $288,523 in 2007.  Office and sundry decreased in 2008 to $125,805 from $188,371 in 2007 due to several factors including lower Annual General Meeting costs as the Company completed much of the material handling in-house, lower on-going costs related to the accounting software as implementation was completed in 2007, and lower costs related to printing and other promotional material.  Rent increased in 2008 to $96,153 from $31,128 in 2007 as a result of recording a full year of rent on office space in Calgary whose lease began on October 15, 2007.  Professional fees have decreased to $37,741 in 2008 from $75,286 in 2007.  The reduction is due to an overall lower level of Company activity in 2008 compared to 2007 resulting in a decreased need in legal and accounting services.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2008 or 2007.

INTEREST AND OTHER INCOME (EXPENSE)

During 2006 the Company received shares in settlement of a loan and during 2007 the Company disposed of all the shares for gross proceeds of $77,607 resulting in a realized loss of $37,736 at December 31, 2007.  No such transaction took place in 2008.  Interest and miscellaneous income decreased to $12,497 in 2008 from $51,042 in 2007 due to lower average cash balances and lower interest rates in 2008 compared to 2007.

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

REVENUES

The Company did not earn any revenue for the year ended December 31, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2008	2007	2006
Cash and cash equivalents	$121,776	$27,963	$3,779,527
Working capital (deficit)	48,930	(313,116)	3,697,207
Net cash provided by (used in)
Operating activities	(602,263)	(554,258)	(159,613)
Investing activities	(1,015,262)	(3,657,462)	(2,622,576)
Financing activities	1,760,000	501,760	6,660,850

As of December 31, 2008, we had $121,776 in cash, an increase of $93,813 from December 31, 2007. The increase in cash is due to the receipt of $1,760,000 from a private placement and the exercise of warrants.  Partially offsetting the cash receipts is cash used in operations of $602,263, cash used for the exploration of our oil and gas property interests of $937,325, and for the payment of deposits of $77,937.  Management estimates that the Company will require approximately $500,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2009.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2008 was $602,263 compared to $554,258 in 2007.  A significant reason for the increase in cash used for operations was due to a higher loss in 2008 ($641,743) compared to 2007 ($454,725).  The loss increased in part due to a non-cash item related to an increase in stock-based compensation of $94,730 in 2008 compared to a reversal of expense of ($120,151) in 2007.  An additional non-cash item in 2007 related to the settlement of the ACTC loan.  In 2007 all of the ACTC shares were sold resulting in a realized loss of $37,736 being recognized while in 2008 no such item occurred.   The net effect of working capital items in 2008 was an outflow of $109,940 compared to an outflow of $35,105 in 2007.  The primary factor relating to the change was the paying down of accounts payable in 2008.

Investing activities in 2008 and 2007 of $1,015,262 and $3,657,462 respectively related primarily to the Company’s exploration of its oil and gas property interests in northern Alberta.  Partially offsetting the outflow from the exploration activities in 2007 was the receipt of $77,607 from the sale of the ACTC shares.  Cash from financing in 2008 totaled $1,760,000 relating to proceeds from a private placement of $1,700,000 and $60,000 from the exercise of share purchase warrants.  Cash from financing in 2007 related to $164,260 from the exercise of stock options and $337,500 from the exercise of share purchase warrants.

Net cash used in operating activities during the twelve months ended December 31, 2007 was $554,258 compared to $159,613 in 2006.  While the net loss was substantially lower in 2007 ($454,725) compared to 2006 ($6,747,405) a significant portion of the 2006 loss consists of a non-cash item related to stock-based compensation of $6,746,118.  Stock-based compensation recognized in 2007 was a reversal of expense of ($120,151).  Additional non-cash items related to the settlement of the ACTC loan and the receipt of the proceeds from the sale of the Company’s software assets.  In 2007 all of the ACTC shares were sold resulting in a realized loss of $37,736 being recognized while in 2006 the Company recognized a gain of $115,343 related to the settlement of the ACTC loan.  In 2006 the Company received $130,000 from the sale of its software while no such item occurred in 2007.   The net effect of working capital items in 2007 was an outflow of $18,509 compared to an inflow of $87,017 in 2006.  The primary factor relating to the change was an increase in accounts payable and accrued liabilities in 2007 compared to 2006.

Investing activities in 2007 and 2006 of $3,657,462 and $2,622,576 respectively related primarily to the Company’s acquisition and exploration of its interests in oil sands properties in northern Alberta.  Partially offsetting the outflow from the acquisition and exploration of oil sands properties in 2007 was the receipt of $77,607 from the sale of the ACTC shares while in 2006 the Company received $130,000 from the sale of the Company’s software assets.  Cash from financing in 2007 totaled $501,760 relating to proceeds from the exercise of share purchase warrants and common stock options of $337,500 and $164,260 respectively.  Cash from financing in 2006 relates to $5,151,990 from the exercise of stock options, $1,000,000 from a private placement, and $508,860 from the exercise of share purchase warrants.

Our previous business was primarily financed with proceeds of equity.  We expect our oil and gas operations to similarly be financed by equity.

We had cash of $121,776 as of December 31, 2008. We anticipate that we will incur through the end of our next fiscal year:

•	$197,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$303,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2008 our most significant expense is expected to be for the exploration of our oil and gas properties.  During 2008 we received $1,700,000 in proceeds from a private placement and $60,000 from the exercise of share purchase warrants. Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.    If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

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

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors such as, crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs. Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.  During the years ended December 31, 2008, 2007 and 2006 no property impairment adjustments were recorded.

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company will record an asset retirement obligation to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  During 2007 the Company drilled four wells on its Cadotte leases.  At December 31, 2008 and 2007, the Company has provided an estimate of its asset retirement obligations.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, substantially all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2008.

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

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2008 and December 31, 2007 or of the date of this report.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2008.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$10,297	$1,471	$2,942	$2,942	$2,942
Peace River property leases	$1,730,944	$144,920	$289,840	$289,840	$1,006,344
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	$43,100	$43,100	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$1,784,341	$189,491	$292,782	$292,782	$1,009,286

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $1,471.  The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 42 leases with the government of the province of Alberta, Canada requiring annual lease payments of $144,920.  The leases are fifteen year leases that begin expiring on December 15, 2020.

The Company leases office space in Calgary, Alberta under a lease that commenced October 15, 2007 with a term to October 30, 2009.  The basic rent for the office is CDN $5,250 (USD $4,310) per month.  The Company has the option to renew the lease for a one year term.

At December 31, 2008, the Company had trade payables and accrued liabilities of $120,350.  All of these obligations are due in less than one year.

Recent Accounting Pronouncements:

SFAS 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007.   The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

SFAS 159

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

SFAS 141(R)

In December 2007, the FASB issued SFAS 141(R) “Business Combinations” and SFAS 160 “Non-controlling Interests in Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R), which will replace FAS 141, is applicable to business combinations consummated after the effective date of December 15, 2008.  The implementation of SFAS 141(R) is not expected to have a material impact on the Company’s financial statements.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An amendment of ARB No. 51".  SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent's equity.  The noncontrolling interest's portion of net income must also be clearly presented on the Income Statement.  SFAS 160 is effective for financial statements issued for fiscal years beginning after on or after December 15, 2008.  The implementation of SFAS 160 is not expected to have a material impact on the Company’s financial statements.

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

SFAS 162

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles".  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".  The implementation of SFAS 162 is not expected to have a material impact on the Company’s financial statements.

FSP 142-3

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited. The implementation of FSP 142-3 is not expected to have a material impact on the Company’s financial statements.

APB 14-1

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The implementation of APB 14-1 is not expected to have a material impact on the Company’s financial statements.

Modernization of Oil and Gas Reporting

In January 2009, the Securities and Exchange Commission issued revisions to the oil and gas reporting disclosures, “Modernization of Oil and Gas Reporting; Final Rule” (“the Final Rule”). In addition to changing the definition and disclosure requirements for oil and gas reserves, the Final Rule changes the requirements for determining quantities of oil and gas reserves. The Final Rule also changes certain accounting requirements under the full cost method of accounting for oil and gas activities. The amendments are designed to modernize the requirements for the determination of oil and gas reserves, aligning them with current practices and updating them for changes in technology. The Final Rule is effective for annual reports on Form 10-K or Form 20F for fiscal years ending on or after December 31, 2009. The Company has not yet determined the impact, if any, on the financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and designers upon whose work the Company is dependent of Strata are as follows:

Name	Position	Position Held Since
Manny Dhinsa	President, Secretary, Treasurer, Chief Executive Officer and Chief Financial Officer	August 19, 2005
Pratt Barndollar	Director	October 12, 2005
Charlie Perity	Director	January 1, 2006
Pol Brisset	Director	August 23, 2005

The following summarizes certain biographical data concerning the directors and senior management of Strata:

MANNY DHINSA, age 37, is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

PRATT BARNDOLLAR, age 50, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

CHARLIE PERITY, age 54, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career.  He currently serves as a consultant to various companies in the oil and gas industry in Alberta where much of his work is focused on oil sands projects.  From 2005 to 2006 he was employed as a Senior Geologist for Terracon Geotechnique of Calgary.  Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002.  Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990.  Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney.

POL BRISSET, age 33, is a Montreal-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata.  Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2008	69,096	0	0	0	0	0	0
		2007	126,191	0	200,000	0	0	0	0
		2006	61,842	0	0	0	0	0	0

Scott Praill(2)	Chief Financial Officer	2008	69,096	0	0	0	0	0	0
		2007	52,579	0	0	0	0	0	0
		2006	0	0	0	0	0	0	0

Geoff Jordan(3)	Director	2008	33,973	0	600,000	0	0	0	0

(1)
Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005.  Commencing May 15, 2006, Mr. Dhinsa has received CDN$10,000 (USD $8,210) per month in consulting fees.  Commencing August 1, 2008, Mr. Dhinsa agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.  Mr. Dhinsa has been granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017.

(2)
Scott Praill was appointed to his position on June 1, 2007 and received CDN$10,000 (USD $8,210) per month in consulting fees.  On September 10, 2008 Mr. Praill resigned as the Company’s Chief Financial Officer.  Mr. Praill has been granted 400,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.

(3)
Geoff Jordan was appointed to the Board of Directors on June 16, 2008.  Mr. Jordan performs consulting services for the Company at the discretion of the Company’s CEO.  Mr. Jordan was granted 600,000 options exercisable into common shares at $0.82 per option until expiry on June 16, 2018.  Mr. Jordan resigned from the Board of Directors on April 3, 2009 and his options were subsequently cancelled.

Stock Options Outstanding at December 31, 2008

Name	Number of Options Outstanding	Grant Date	Expiration Date	Exercise Price per Option	Market Value of Securities Underlying Options on Date of Grant(7)	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(8)
Manny Dhinsa(1)	680,000	8/24/05	8/24/15	$0.11	$0.11	680,000	-	75,400
	200,000	3/19/07	3/19/17	$0.61	$0.61	-	200,000	114,400
Pol Brisset(2)	134,000	8/24/05	8/24/15	$0.11	$0.11	134,000	-	37,700
Scott Praill(3)	336,000	8/24/05	8/24/15	$0.11	$0.11	336,000	-	37,700
Geoff Jordan(4)	600,000	6/16/08	6/16/18	$0.82	$0.82	-	600,000	450,000
Pratt Barndollar(5)	100,000	7/24/08	7/24/18	$0.74	$0.74	-	100,000	67,700
Charlie Perity(6)	-	-	-	-	-	-	-	-

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

(3) Scott Praill was granted 400,000 options on August 24, 2005 vesting in equal installments of 66,666 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 64,000 stock options during 2006.    On September 10, 2008 Mr. Praill resigned as the Company’s Chief Financial Officer.

(4) Geoff Jordan was granted 600,000 options on June 16, 2008 that vest in three equal installments of 200,000 on each of June 16, 2009, 2010, and 2011 respectively.  Mr. Jordan resigned from the Board of Directors on April 3, 2009 and his options were subsequently cancelled.

(5) Pratt Barndollar was granted 100,000 options on July 24, 2008 that vest as to 30,000 on July 24, 2009, 30,000 on July 24, 2010, and 40,000 on July 24, 2011.

(6) Charlie Perity has not been granted stock options.  He receives CDN $500 per month for serving on the Board of Directors.

(7) The exercise price of the Company’s stock option grants is determined based on the closing share price of the Company’s common stock as quoted on the OTC:BB on the date of grant.

(8) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model.  For more information regarding the assumptions used to value stock option grants, please refer to note 3 of the Company’s audited financial statements for the fiscal year ended December 31, 2008 filed with this Form 20-F.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2008 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control. However, effective August 1, 2008, the Company amended the compensation arrangement with its President of the Company and has agreed to pay for his services based on a needed basis and on a hourly rate.

C. Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Brisset, Mr. Barndollar and Mr. Perity each have a service contract providing for payment of CDN $500 per month for their services as Directors of our Company.  The agreements are to remain in effect as long as the respective individual continues to serve as a Director.  The agreements do not provide for any termination benefits of any kind.

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

The Board has established an Option Committee and Compensation Committee, each consisting of the independent Directors of the Company which includes Messrs. Barndollar, Perity, and Brisset. The Option Committee recommends and grants options to individuals under the option plans adopted by the company. The Compensation Committee recommends and grants compensation to individuals who work for the company.

The audit committee consists of Pol Brisset, Charlie Perity and Pratt Barndollar.

6.D.  Employees

As of December 31, 2008, 2007, and 2006 we had 1, 2 and 1 full-time employees respectively, including Mr. Dhinsa, Chairman of the Board, President, Secretary, Treasurer and CEO. Mr. Dhinsa supervises the company's operations.  It is anticipated that we will need to add additional managerial, technical and administrative staff in the future in order to realize our business objectives. As of May 15, 2006 Mr. Dhinsa began dedicating 100% of his time working for the Company.  On August 1, 2008, recognizing that his time required had declined significantly due to declines in activity, Mr. Dhinsa agreed amend his compensation to be paid on an hourly basis.  We currently outsource to outside engineers and geologists on an as-needed basis.

E. Share Ownership

As of July 10, 2009 Management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.  The table below indicates as of July 10, 2009 the share ownership of each of our officers and directors and all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 63,531,088 shares of common stock issued and outstanding as of July 10, 2009, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers, Directors,
And 5% Shareholders	Number of Shares		Beneficial Ownership (%)

Manny Dhinsa	691,000	(1)	1.1%
Pol Brisset	134,000	(2)	*
Charlie Perity	110,500		*
Pratt Barndollar	-		-
All Directors and Executive Officers as a Group (5 persons)	935,500		1.5%

* Represents less than 1%.

(1) Includes stock options to purchase up to 680,000 shares of our common stock, exercisable within sixty days.
(2) Includes stock options to acquire up to 134,000 shares of our common stock, exercisable within sixty days.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

See Item 6.E.  As of July 10, 2009, management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no major shareholders during 2008 or 2007.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On June 8, 2009, the Company had one hundred thirty-four (134) registered shareholders representing 20,789,840 shares.  Of these, twenty-two (22) registered shareholders representing 18,064,732 have addresses in Canada.

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

The Company began paying its each of its current President and Chief Financial Officer CDN $10,000 (USD $8,210) per month in May 2006.  Commencing August 1, 2008, the President (Mr. Dhinsa) agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.  On September 10, 2008 the Company’s CFO resigned.  Total compensation expense of $172,165 has been recognized as consulting fees at December 31, 2008 (2007 - $178,770, 2006 - $61,842).

Mr. Geoff Jordan joined the Board of Directors on June 16, 2008.  Mr. Jordan is an experienced geologist who performs consulting services for the Company.  During 2008 Mr. Jordan was paid $33,973 for services rendered to the Company.  Mr. Jordan resigned from the Board of Directors on April 3, 2009.

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2008 or 2007.  At December 31, 2005 the Company had an amount owing of $130,000 from a private company controlled by our former president in connection with the disposal of our technology assets in July 2005 pursuant to the agreement.  In June 2006, the total proceeds of the promissory note were received.

Amounts Owing to Senior Management/Directors

At December 31, 2008 and 2007 no amounts were owed to senior management or directors.  Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Audited Financial Statements:

Fiscal years ended December 31, 2008, 2007 and 2006.

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

Item 9. The Offer and Listing

A.  Offer and Listing Details

The following tables set forth the price history of the Company’s stock.  All share prices have beenadjusted to reflect the 2:1 forward split of the Company’s stock completed in October 2007.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2008	$1.54	$0.10
2007	$1.74	$0.25
2006	$3.98	$0.44
2005	$0.74	$0.07
2004	$0.32	$0.04

2.           High and low market prices for each full financial quarter during the two most recent full financialyears:
Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2008	Fourth Quarter of 2007	$0.38	$0.10
	Third Quarter of 2007	$0.84	$0.36
	Second Quarter of 2007	$0.95	$0.74
	First Quarter of 2007	$1.54	$0.85
2007	Fourth Quarter of 2006	$1.74	$0.64
	Third Quarter of 2006	$0.58	$0.25
	Second Quarter of 2006	$1.03	$0.58
	First Quarter of 2006	$1.22	$1.17

3.           High and low market prices for each of the six most recent months:
Month	Market Price
	High Price.	Low Price
June 2009	$0.55	$0.305
May 2009	$0.54	$0.15
April 2009	$0.18	$0.14
March 2009	$0.18	$013
February 2009	$0.16	$0.12
January 2009	$0.21	$0.13

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

Strata will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Strata at the following address: Strata Oil and Gas Inc. Suite 1750 – 717 7th Ave. SW, Calgary, Alberta, Canada, T2P 0Z3 Attention: President, telephone number: 403-237-5443.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On July 10, 2009, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.1647.  This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2008, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Manny Dhinsa.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2008 due to the following material weakness:

•
Our company’s administration is composed of a small number of administrative individuals resulting in a situation where limitations on segregation of duties exist. In order to remedy this situation we would need to hire additional staff to provide greater segregation of duties. Currently, it is not feasible to hire additional staff to obtain optimal segregation of duties.  Management will reassess this matter in the following year to determine whether improvement in segregation of duty is feasible.

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2008, the Company reduced its staff and as a result, a limitation in the segregation of duties occurred.  This weakness has been reported by the Company.

Item 16A. Audit Committee Financial Expert

The Company’s Audit Committee consists of three directors, all of whom are financially literate and knowledgeable about the Company’s affairs.  Mr. Pol Brisset is the audit committee’s financial expert member as an experienced business manager.

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

Item 16C. Principal Accountant and Fees

BDO Dunwoody LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2008	Fiscal year ending December 31, 2007
Audit Fees	$50,000	$50,000
Audit Related Fees	$-	$-
Tax Fees	$-	$-
All Other Fees	$-	$-
	$50,000	$50,000

As of December 31, 2008, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

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

Strata Oil & Gas Inc.
 (An Exploration Stage Company)
FINANCIAL STATEMENTS

December 31, 2008 and 2007

(Stated in US Dollars)

Strata Oil & Gas Inc.
 (An Exploration Stage Company)
Financial Statements
December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm

Comments by Auditors for US Readers on Canada – US Reporting Differences

Financial Statements

Balance Sheets

Statements of Operations and Comprehensive Income (Loss)

Statements of Changes in Stockholders’ Equity

Statements of Cash Flows

Notes to the Financial Statements

Report of Independent Registered Public Accounting Firm

To the Directors and Stockholders of
Strata Oil & Gas Inc.
(an Exploration Stage Company)

We have audited the Balance Sheets of Strata Oil & Gas Inc. (an Exploration Stage Company) as at December 31, 2008 and 2007 and the Statements of Operations and Comprehensive Income (Loss), Changes in Stockholders’ Equity and Cash Flows for each of the years ended December 31, 2008, 2007 and 2006 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2008.  These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years ended December 31, 2008, 2007 and 2006 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2008 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 22, 2009 (except for Note 12(b), July 7, 2009)

Comments by Auditors for U.S. Readers On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the directors and stockholders dated June 22, 2009 (except for Note 12(b), July 7, 2009) is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada
June 22, 2009 (except for Note 12(b), July 7, 2009)

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

BALANCE SHEETS
(Expressed in US Dollars)

	DECEMBER 31

	2008	2007
Assets
Current
Cash	$121,776	$27,963
Receivables	46,788	22,733
Prepaid expenses	716	716
Total current assets	169,280	51,412
Deposits	94,533	16,596
Office equipment, net (Note 3)	6,692	8,712
Oil and gas property interests (Note 5)	7,039,208	7,717,683
Total Assets	$7,309,713	$7,794,403

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$71,354	$305,242
Accrued liabilities	48,996	59,286
Total current liabilities	120,350	364,528
Asset retirement obligations (Note 8)	88,606	68,563
Total Liabilities	208,956	433,091
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 61,881,088 shares issued and outstanding at December 31, 2008 (2007 - 59,861,088)	9,472,278	7,712,278
Additional paid-in capital	10,969,121	10,874,391
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(9,710,391)	(9,068,648)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustments	(881,461)	592,081
Total stockholders’ equity	7,100,757	7,361,312
Total Liabilities and Stockholders’ Equity	$7,309,713	$7,794,403

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

				From July 1, 2005 (the date of entering into exploration stage) to
	2008	2007	2006	DECEMBER 31, 2008
Expenses
Salaries and benefits	$-	$-	$10,564	$67,335
Professional fees	37,741	75,286	65,652	211,372
Office and sundry	125,805	188,371	93,497	428,172
Rent	96,153	31,128	2,081	138,776
Consulting fees (including $94,730, $(120,151),and $6,746,118 of stock-based compensation expense for 2008, 2007 and 2006 respectively (Note 3))	386,143	168,372	6,883,851	9,149,111
Transfer agent fees	640	3,483	3,600	12,363
Accretion expense (Note 8)	5,738	-	-	5,738
Depreciation	2,020	1,391	-	9,018
	(654,240)	(468,031)	(7,059,245)	(10,021,885)

Other income (expenses)
Interest and miscellaneous income	12,497	51,042	66,497	137,576
Interest expense	-	-	-	(26,444)
Loss on disposal of shares (Note 4)	-	(37,736)	-	(37,736)
Gain on settlement of loan (Note 4)	-	-	115,343	115,343

	12,497	13,306	181,840	188,739
Loss from continuing operations	(641,743)	(454,725)	(6,877,405)	(9,833,146)
Income (loss) from discontinued operations (Note 6)	-	-	130,000	122,755
Net loss for the period	(641,743)	(454,725)	(6,747,405)	(9,710,391)
Other comprehensive income (loss)
Unrealized holding gain (loss) on investments available for sale (Note 4)	-	60,055	(60,055)	-
Foreign currency translation adjustments	(1,473,542)	890,324	(268,037)	(851,645)
Comprehensive income (loss)	$(2,115,285)	$495,654	$(7,075,497)	$(10,562,036)
Basis and diluted loss per share
From continuing operations	$(0.01)	$(0.01)	$(0.13)
From discontinued operations	(0.00)	(0.00)	(0.00)
	$(0.01)	$(0.01)	$(0.13)
Weighted average shares outstanding	61,742,787	57,368,984	51,862,418

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in US Dollars)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Loss	Equity

Balance, July 1, 2005	43,667,888	$339,668	$2,556,753	$(2,748,790)	$(29,816)	$117,815
Private placement common stock issuances for cash, November 2005 (Note 10)	560,000	210,000	-	-	-	210,000
Issuance of common shares as collateral for a loan (Note 7)	240,000,000	-	-	-	-	-
Cancellation of common shares upon repayment of the loan (Note 7)	(240,000,000)	-	-	-	-	-
Stock-based compensation (Note 3)	-	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(1,866,518)	(390)	(1,866,908)
Balance, December 31, 2005	44,227,888	549,668	4,248,424	(4,615,308)	(30,206)	152,578
Private placement common stock issuances for cash, June 2006 (Note 10)	500,000	1,000,000	-	-	-	1,000,000
Stock option exercises February to August, 2006	7,324,000	5,151,990	-	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	-	508,860
Stock-based compensation (Note 3)	-	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	-	(6,747,405)	(328,092)	(7,075,497)
Balance, December 31, 2006	56,575,088	7,210,518	10,994,542	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	-	337,500
Stock option exercises September to November, 2007	1,166,000	164,260	-	-	-	164,260
Stock-based compensation (Note 3)	-	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income	-	-	-	(454,725)	950,379	495,654
Balance, December 31, 2007	59,861,088	7,712,278	10,874,391	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008	320,000	60,000	-	-	-	60,000
Private placement common stock issuances for cash, January 2008 (Note 10)	1,700,000	1,700,000	-	-	-	1,700,000
Stock-based compensation (Note 3)	-	-	94,730	-	-	94,730
Net loss and comprehensive loss	-	-	-	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	$9,472,278	$10,969,121	$(12,459,181)	$(881,461)	$7,100,757

(1) Reflects the 2:1 forward stock splits completed on May 11, 2006 and on October 8, 2007.  See Note 10.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				FROM
	FOR THE YEARS ENDED DECEMBER 31			July 1, 2005 (the date of entering into exploration stage) to
	2008	2007	2006	DECEMBER 31, 2008
Cash flows from operating activities
Net loss	$(641,743)	$(454,725)	$(6,747,405)	$(9,710,391)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,020	1,391	-	9,018
Stock option compensation expense (recovery)	94,730	(120,151)	6,746,118	8,412,368
Accretion expense	5,738	-	-	5,738
Loss on disposal of shares	-	37,736	-	37,736
Gain on settlement of loan	-	-	(115,343)	(115,343)
Gain on sale of software	-	-	(130,000)	(130,000)
Change in assets and liabilities:
Receivables	(24,055)	3,156	(19,251)	(43,127)
Prepaid expenses	-	-	(716)	1,630
Accounts payable	(28,663)	(36,169)	100,895	35,102
Accrued liabilities	(10,290)	14,504	6,089	44,697
Net cash used in operating activities	(602,263)	(554,258)	(159,613)	(1,452,572)

Cash flows from investing activities
Deposits	(77,937)	(16,596)	-	(94,533)
Acquisition of oil and gas interests	(937,325)	(3,708,370)	(2,752,576)	(7,527,004)
Acquisition of office equipment	-	(10,103)	-	(10,103)
Proceeds on the sale of investments	-	77,607	-	77,607
Proceeds on the sale of software	-	-	130,000	130,000
Net cash used in investing activities	(1,015,262)	(3,657,462)	(2,622,576)	(7,424,033)

Cash flows from financing activities
Proceeds from the issuance of common stock	1,700,000	-	1,000,000	2,910,000
Proceeds from the exercise of stock options	-	164,260	5,151,990	5,316,250
Proceeds from the exercise of warrants	60,000	337,500	508,860	906,360
Proceeds from loan financing	-	-	-	1,020,000
Repayment of loan financing	-	-	-	(1,020,000)
Net cash provided by financing activities	1,760,000	501,760	6,660,850	9,132,610
Foreign exchange effect on cash	(48,662)	(41,604)	(173,570)	(264,226)
Net (decrease) increase in cash	93,813	(3,751,564)	3,705,091	(8,221)
Cash, beginning of period	27,963	3,779,527	74,436	129,997
Cash, end of period	$121,776	$27,963	$3,779,527	121,776
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-	$-	$26,444
Income taxes	-	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$-	$-	$115,343	$115,343
Accounts payable related to oil and gas properties interests	$205,225	$221,980	$-	$16,755
Asset retirement obligation	$14,305	$68,563	$-	$82,868

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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the stockholders of the Company approved the sale of all of the rights to the Company’s software assets to a company controlled by the Company’s former chief executive officer.  At the same meeting, a majority of the Company’s stockholders also approved the change in business of the Company from software development to oil and gas exploration (Note 6).  Upon disposal of the Company’s software assets and change in focus to oil and gas exploration, the Company has entered the exploration stage of its new business activity and follows Statement of Financial Accounting Standard (“SFAS”) No. 7, Development Stage Enterprises.  Since re-entering the exploration stage in July 2005, the Company has incurred a loss of $9,710,391.

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its oil and gas exploration activities in the last quarter of 2005.  Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer.  The Company has not realized any revenue from its present operations.  During the year ended December 31, 2008, the Company incurred a net loss of $641,743.  Since the Company had re-entered to the exploration stage, it has an accumulated deficit of $9,710,391 at December 31, 2008.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $500,000 to fund its operations during the next twelve months which will include minimum annual property lease payments as well as the costs associated with maintaining an office.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

Receivables

Accounts receivable are presented net of an allowance for doubtful accounts.  The allowance was $Nil at December 31, 2008, 2007, and 2006 respectively.

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

	December 31, 2008	December 31, 2007
Cost	$10,103	$10,103
Accumulated depreciation	3,411	1,391
Net book value	$6,692	$8,712

Impairment of Long-lived Assets

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, long lived assets such as equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of the fair value less costs to sell, and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Impairment of unproved oil and gas properties is determined by SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies”.  Unproved properties shall be assessed periodically to determine whether they have been impaired.  If the results of the assessment indicate impairment, a loss shall be recognized by providing a valuation allowance.   During the years ended December 31, 2008, 2007 and 2006, no impairment of long-lived assets were recognized.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Asset Retirement Obligations

In accordance with Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations (''SFAS 143''), the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2008 and 2007 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

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

Stock options granted to non-employees are accounted for under EITF 96-18 and were measured at the fair value of the options as determined by an option pricing model on the measurement date and recognized as the related services are provided and the options earned.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Stock Option Plans – continued

Compensation expense for unvested options to non-employees is revalued at each period end and is being amortized over the vesting period of the options.  As options granted in prior years were primarily to non-employees, the impact on the December 31, 2006 financial statements of adopting SFAS No. 123R was immaterial.

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2008 the Company recognized a stock option expense of $94,730 (2007 - $(120,151) recovery; 2006 - $6,746,118 expense) in stock-based compensation in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees.  All stock options granted in 2008, 2007 and 2006 were to non-employees of the Company.

The fair value of each option granted in 2008, 2007 and 2006 was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	108.82%	110.7%	85.6%
Risk-free rate	2.69%	4.06%	4.36%
Expected life	10 years	10 years	10 years

The weighted average grant date fair value per option granted in 2008 was $0.09 (2007 - $0.57; 2006 – $1.87)

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

At December 31, 2008, 2007 and 2006, potential common shares of 21,299,600, 20,919,600 and 23,805,600 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

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

New Accounting Pronouncements

SFAS No. 157

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 are effective fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have a material impact on the Company’s financial statements.

SFAS 159
In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities - including an amendment of FASB Statement No. 115” (“SFAS No. 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal periods beginning after November 15, 2007.  The adoption of SFAS 159 did not have a material impact on the Company’s financial statements.

SFAS 141R

In December 2007, the FASB issued SFAS 141R “Business Combinations” and SFAS 160 “Non-controlling Interests in Consolidated Financial Statements”, which are both effective for fiscal years beginning after December 15, 2008. SFAS 141R, which will replace FAS 141, is applicable to business combinations consummated on or after the effective date of December 15, 2008. The implementation of SFAS 141R is not expected to have a material impact on the Company’s financial statements.

SFAS 160

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – An amendment of ARB No. 51".  SFAS 160 requires companies with noncontrolling interests to disclose such interests clearly as a portion of equity but separate from the parent's equity.  The noncontrolling interest's portion of net income must also be clearly presented on the Income Statement.  SFAS 160 is effective for financial statements issued for fiscal years beginning after on or after December 15, 2008.  The implementation of SFAS 160 is not expected to have a material impact on the Company’s financial statements.

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

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

SFAS 162

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles".  SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States.  It is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles".  The implementation of SFAS 162 is not expected to have a material impact on the Company’s financial statements.

FSP 142-3

In April 2008, the FASB issued FSP No. 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3").  FSP 142-3 amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under FASB Statement No. 142, "Goodwill and Other Intangible Assets".  This new guidance applies prospectively to intangible assets that are acquired individually or with a group of other assets in business combinations and asset acquisitions.  FSP 142-3 is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2008.  Early adoption is prohibited.  The implementation of FSP 142-3 is not expected to have a material impact on the Company’s financial statements.

APB 14-1

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The implementation of APB 14-1 is not expected to have a material impact on the Company’s financial statements.

Modernization of Oil and Gas Reporting

In January 2009, the Securities and Exchange Commission issued revisions to the oil and gas reporting disclosures, “Modernization of Oil and Gas Reporting; Final Rule” (“the Final Rule”). In addition to changing the definition and disclosure requirements for oil and gas reserves, the Final Rule changes the requirements for determining quantities of oil and gas reserves. The Final Rule also changes certain accounting requirements under the full cost method of accounting for oil and gas activities. The amendments are designed to modernize the requirements for the determination of oil and gas reserves, aligning them with current practices and updating them for changes in technology. The Final Rule is effective for annual reports on Form 10-K or Form 20F for fiscal years ending on or after December 31, 2009. The Company has not yet determined the impact, if any, on the financial statements.

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

5.       OIL AND GAS PROPERTY INTERESTS
	2008 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,677,006	$32,361	$2,709,367
Geological and geophysical	247,526	11,969	259,495
Project management	773,615	-	773,615
Drilling	3,013,522	-	3,013,522
Assaying and analysis	56,273	-	56,273
Asset retirement obligations	82,868	-	82,868
Camp and field supplies	35,958	-	35,958
Travel and accommodation	108,110	-	108,110
Total expenditures	$6,994,878	$44,330	$7,039,208

	2007 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$3,051,583	$37,293	$3,088,876
Geological and geophysical	291,719	14,423	306,142
Project management	735,874	-	735,874
Drilling	3,303,339	-	3,303,339
Assaying and analysis	51,790	-	51,790
Asset retirement obligations	68,563	-	68,563
Camp and field supplies	42,085	-	42,085
Travel and accommodation	121,014	-	121,014
Total expenditures	$7,665,967	$51,716	$7,717,683

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $30,897
June 15, 2006	3	4,864	CDN $17,024 / USD $13,977
August 10, 2006	9	7,424	CDN $25,984 / USD $21,333
August 24, 2006	2	2,048	CDN $7,168 / USD $5,886
October 19, 2006	4	3,584	CDN $12,544 / USD $10,299
November 2, 2006	9	14,336	CDN $50,176 / USD $41,195
January 11, 2007	4	4,608	CDN $16,128 / USD $13,241
January 24, 2007	2	2,304	CDN $8,064 / USD $6,621
April 3, 2008	2	512	CDN $1,792 / USD $1,471
	42	50,432	CDN $176,512 / USD $144,920

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid.  The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta.  The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.  The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,471) until expiry on October 4, 2015.

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

	2008	2007	2006
Gain (loss) on disposal	$-	$-	$130,000
Loss from discontinued operations	-	-	-
Total	$-	$-	$130,000

No revenue was recognized during 2008, 2007 or 2006 from discontinued operations.

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

8.       ASSET RETIRMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $88,606 at December 31, 2008 (2007 - $68,563), based on an undiscounted total future liability of $240,558 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted risk-free rate of 10% per annum to calculate the present value of the asset retirement obligation.  Accretion expense of $5,738 has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2008.

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

Management Fees

The Company pays each of its President and Chief Financial Officer CDN $10,000 (USD $8,210) per month.  Payments to the President began in May 2006 and to the Chief Financial Officer in June 2007.  In addition, one of the Directors of the Company undertakes consulting work on behalf of the Company from time-to-time.  The Company amended the compensation arrangement with its President of the Company and has agreed to pay for his services based on a needed basis and on a hourly rate.  Total compensation expense of $172,165 (2007 - $178,770, 2006 - $61,842) has been recognized as consulting fees for the year ended December 31, 2008.

Directors’ fees

The Company pays its independent Directors $500 per month for serving on the Company’s Board of Directors.  All of the Directors currently receive their payments in $CDN.  Directors’ fees of $20,719 (2007 - $22,395, 2006 - $13,510) have been recorded as consulting fees at December 31, 2008.

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

Activity under the 2000 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2005	440,000	1,440,000	$0.22
Options granted	(440,000)	440,000	1.75
Options exercised	-	(980,000)	0.97
Balance outstanding,
December 31, 2006	-	900,000	0.15
Options exercised	-	(900,000)	0.15
Balance outstanding,
December 31, 2008 and 2007	-	-	$-
Balance exercisable,
December 31, 2008		-	$-
December 31, 2007		-	$-
December 31, 2006		900,000	$0.15

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

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

Activity under the 2002 Plan is summarized as follows:

Available for Grant		Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2005	260,000	6,400,000	$0.11
Options cancelled	200,000	(200,000)	0.11
Options granted	(260,000)	260,000	1.75
Options exercised	-	(5,044,000)	0.19
Balance outstanding,
December 31, 2006	200,000	1,416,000	0.11
Options exercised	-	(266,000)	0.11
Balance outstanding,
December 31, 2008 and 2007	200,000	1,150,000	$0.11
Balance exercisable,
December 31, 2008		1,150,000	$0.11
December 31, 2007		616,667	$0.11
December 31, 2006		349,328	$0.11

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

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Price Per Share
Balance outstanding,
January 1, 2006	-	-	$-
Adoption of 2006 Plan	8,000,000	-	-
Options granted	(1,500,000)	1,500,000	2.47
Options exercised	-	(1,300,000)	2.50
Balance outstanding,
December 31, 2006	6,500,000	200,000	2.29
Options granted	(400,000)	400,000	0.61
Balance outstanding,
December 31, 2007	6,100,000	600,000	1.17
Options granted	(700,000)	700,000	0.81
Balance outstanding,
December 31, 2008	5,400,000	1,300,000	$0.98
Balance exercisable,
December 31, 2008		200,000	$2.29
December 31, 2007		200,000	$2.29
December 31, 2006		66,666	$2.29

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006, 2002 and 2000 Plans at December 31, 2008:
Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.11	1,150,000	6.67	$0.11	1,150,000	$0.11
$0.61	400,000	8.25	$0.61	-	$-
$0.74	100,000	9.58	$0.74	-	$-
$0.82	600,000*	9.50	$0.82	-	$-
$2.29	200,000	7.58	$2.29	200,000	$2.29
	2,450,000			1,350,000

* Subsequent to December 31, 2008, the 600,000 options were forfeited.

The aggregate intrinsic value of stock options outstanding at December 31, 2008 was $11,500 (2007 - $652,500, 2006 - $2,314,740) while the aggregate intrinsic value of stock options exercisable at December 31, 2008 was also $11,500 (2007 - $339,167, 2006 -1,232,068).  No stock options were exercised in 2008 while the aggregate intrinsic value of stock options exercised in 2007 was $1,070,510 (2006 - $5,440,160).

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

11.             STOCK OPTION PLANS - continued

As of December 31, 2008, there was $57,493 (2007 - $201,103) of total unrecognized compensation cost related to all options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 3.0 years.   A summary of status of the Company’s unvested stock options as of December 31, 2008 under all plans is presented below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at January 1, 2006	6,000,000	$0.11	$0.09
Granted	2,200,000	2.24	1.87
Vested	(6,799,994)	0.76	0.63
Cancelled	(200,000)	0.11	0.10

Unvested at December 31, 2006	1,200,006	$0.35	$0.30
Granted	400,000	0.61	0.57
Vested	(666,673)	0.54	0.47

Unvested at December 31, 2007	933,333	0.32	0.28
Granted	700,000	0.81	0.74
Vested	(533,333)	0.11	0.10

Unvested at December 31, 2008	1,100,000	$0.74	$0.68

12.             WARRANTS

(a) Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2005	24,812,800	$0.17
Warrants issued	1,000,000	2.19
Warrants exercised	(4,523,200)	0.12
Balance, December 31, 2006	21,289,600	0.28
Warrants exercised	(2,120,000)	0.16
Balance, December 31, 2007	19,169,600	0.29
Warrants exercised	(320,000)	0.19
Balance, December 31, 2008	18,849,600	$0.29

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

12.             WARRANTS - continued
The following table lists the common share warrants outstanding at December 31, 2008.  Each warrant is exchangeable for one common share.
Number Outstanding	Number Vested	Exercise Price	Expiry
2,523,200	2,523,200	$0.11	December 23, 2010
6,206,400	6,206,400	$0.19	December 23, 2010
4,000,000	4,000,000	$0.125	February 14, 2012
4,000,000	4,000,000	$0.20	February 14, 2012
560,000	560,000	$0.44	November 15, 2010
560,000	560,000	$0.50	November 15, 2010
500,000	500,000	$2.125	June 13, 2011
500,000	500,000	$2.25	June 13, 2011
18,849,600	18,849,600

(b)  Subsequent to December 31, 2008, 1,650,000 warrants were exercised for proceeds of $213,750.

13.             INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:
	2008	2007
Deferred tax assets (liabilities)
Net operating loss carryforwards	$667,000	$671,000
Office equipment	8,000	10,000
Share issue costs	1,000	1,000
	676,000	682,000
Valuation allowance	(676,000)	(682,000)
Net deferred tax asset	$-	$-

Upon continuation to Canada in 2004, all losses carried forward at that time expired.  As of December 31, 2008, the Company had available to offset future taxable income, net Canadian operating loss carryforwards of approximately $2,651,000.  The carryforwards will begin expiring in 2014 unless utilized in earlier years.  The Company also has approximately $7,000,000 in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company’s deferred tax assets include the tax effect relating to approximately $1,000 (2007 – $3,000) of future tax deductions for share issue costs.  If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Comprehensive Loss.

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

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

13.             INCOME TAXES - continued

The provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income as a result of the following differences:

	2008	2007	2006
Statutory federal income tax rate	(31%)	(32%)	(34%)
Change in valuation allowance	0%	25%	1%
Non-deductible stock-based compensation	5%	(8)%	34%
Effect of foreign exchange	18%	(24)%	-%
Effect of reduction in income tax rate	6%	35%	-%
Other	2%	(4%)	(1%)
	-%	-%	-%

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, (“SFAS 109”), and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company adopted FIN 48 effective January 1, 2007. The Company has evaluated its tax positions for the years ended December 31, 2008 and 2007 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Because of the Company’s recent history of operating losses, management believes that recognition of the deferred tax assets arising from the above-mentioned future tax benefits is currently not likely to be realized and, accordingly, has provided a 100% valuation allowance against its net deferred tax assets due to the uncertainty surrounding the realization of such assets.

14       COMMITMENTS

Rent

The Company currently pays to rent an office in Calgary, Alberta under a lease agreement and rents a shared office space in Edmonton, Alberta on a month-to-month basis.  The lease for the Calgary office commenced October 15, 2007 and has a term to October 30, 2009.  The basic rent for the office is CDN $5,250 (USD $4,310) per month.  The Company has the option to renew the lease for a one year term.  Total rent expense recorded by the Company was $96,153, $31,128, and $2,081 for the years ended December 31, 2008, 2007, and 2006, respectively.

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

STRATA OIL & GAS INC.

By/s/ Manny Dhinsa
Manny Dhinsa
Dated: July 10, 2009	President, Chief Executive Officer, Secretary and Treasurer

/s/ Pol Brisset	Director	Dated: July 10, 2009
Pol Brisset

/s/ Pratt Barndollar	Director	Dated: July 10, 2009
Pratt Barndollar

/s/ Charlie Perity	Director	Dated: July 10, 2009
Charlie Perity