Form 20-F
period 2009-12-31
STRATA OIL & GAS, INC.
filed 2010-06-29
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 65,131,088 shares outstanding at December 31, 2009 and 66,864,423 shares outstanding as of June 25, 2010.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities ActYes [  ] No [X]

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ] No [ X ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

Item 17 [  ] Item 18 [  ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)Yes [  ]  No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [  ] No [  ]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2009

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	16
Item 4A.	Unresolved Staff Comments	32
Item 5.	Operating and Financial Review and Prospects	32
Item 6.	Directors, Senior Management and Employees	42
Item 7.	Major Shareholders and Related Party Transactions	48
Item 8.	Financial Information	49
Item 9.	The Offer and Listing	50
Item 10.	Additional Information	51
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	55
Item 12.	Description of Other Securities Other Than Equity Securities	56

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	57
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	57
Item 15.	Controls and Procedures	57
Item 16. A B C D E F G
Reserved
Audit Committee Financial Expert
Code of Ethics
Principle Accountant Fees and Services
Exemptions from the Listing Standards for Audit Committees
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Change in Registrants Certifying Accountant
Corporate Governance
		57 57 58 58 58 58 58

Part III

Item 17.	Financial Statements	59
Item 18.	Financial Statements	59
Item 19.	Exhibits	87

Financial Statements		60
Signature Page		88
Certifications

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2009, 2008, 2007, 2006, and 2005.  On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Subsequent to entering the oil and gas exploration business, we have entered into 43 oil sands leases in Alberta, Canada.  These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2009.  As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA
(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,

	2009	2008	2007	2006	2005
Revenue	$-	$-	$-	$-	$-
Expenses	331,369	654,240	468,031	7,059,245	2,003,105
Other income (expense), net	(421,569)	12,497	13,306	181,840	(16,589)
Loss from continuing operations	(752,938)	(641,743)	(454,725)	(6,877,405)	(2,019,694)
Income (loss) from discontinued operations	$-	$-	$-	$130,000	$(64,916)
Net income (loss)	$(752,938)	$(641,743)	$(454,725)	$(6,747,405)	$(2,084,610)
Basic and diluted income (loss) per share:
From continuing operations	$(0.01)	$(0.01)	$(0.01)	$(0.13)	$(0.05)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)	$(0.00)
After discontinued operations	$(0.01)	$(0.01)	$(0.01)	$(0.13)	$(0.05)
Basic weighted average number of common shares outstanding (in millions)	62.9	61.7	57.4	51.8	43.2
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	N/A	N/A

Item 3. Key Information  - continued

A. Selected Financial Data  - continued

BALANCE SHEET DATA
(in U.S. Dollars)	Strata Oil & Gas Inc.
	December 31,

	2009	2008	2007	2006	2005

Cash and cash equivalents	$79,447	$121,776	$27,963	$3,779,527	$74,436
Other current assets	43,822	47,504	23,449	81,893	6,638
Deposits	94,533	94,533	16,596	-	-
Property and equipment, net	4,467	6,692	8,712	-	-
Oil and gas property interests	8,398,439	7,039,208	7,717,683	2,786,842	128,733
Total assets	8,620,708	7,309,713	7,794,403	6,648,262	209,807
Current liabilities	746,616	120,350	364,528	164,213	57,229
Asset retirement obligations	104,653	88,606	68,563	-	-
Common stock	9,886,028	9,472,278	7,712,278	7,210,518	549,668
Other capital accounts	11,095,530	10,087,660	11,466,472	10,636,244	4,218,218
(Accumulated deficit) retained earnings	(13,212,119)	(12,459,181)	(11,817,438)	(11,362,713)	(4,615,308)
Total liabilities and stockholders’ equity	8,620,708	7,309,713	7,794,403	6,648,262	$209,807

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

Exchange Rates for Canadian Versus U.S. Dollars

          The exchange rate as of December 31, 2009 was CDN $1.0510 per U.S. $1.00.

          The exchange rate as of June 25, 2010 was CDN $1.0359 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low

May, 2010	1.00	1.07
April, 2010	0.99	1.01
March, 2010	1.01	1.05
February, 2010	1.04	1.08
January, 2010	1.02	1.07
December, 2009	1.04	1.07

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2009	1.14
For the twelve months ended December 31, 2008	1.07
For the twelve months ended December 31, 2007	1.07
For the twelve months ended December 31, 2006	1.13
For the twelve months ended December 31, 2005	1.21

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

12.	Our auditors’ opinion on our December 31, 2009 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $10,463,329 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2009.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000.  Our headquarters are located at 918 16th Avenue, NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.  The telephone number is (403) 237-5443.  The Company’s web address is strataoil.com.   The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company has interests in a total of 43 oil sands leases located in Northern Alberta, Canada.

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

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our offices are currently located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.   Prior to this the Company’s offices were located at 717 7th Avenue SW, Suite 1750, Calgary, Alberta T2P 0Z3 where the offices were leased on a 24.5 month lease and that expired October 30, 2009. The Company had the option to renew the lease for an additional one year term but did not renew.  We believe that the facilities will be adequate for the foreseeable future.  All costs described in this section are stated in U.S. dollars as converted from Canadian dollars.  Accordingly, the costs may vary to some degree with the currency exchange rate.

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

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.33) per year	CDN $1,792 (USD $1,705) per year

Regional Geology

Regionally, the Wabiskaw Reservoir consists of three overlapping en-echelon sand bodies interpreted as shoreface sand which coarsen upwards from shale to fine sand.   The three bodies are informally referred to as Wabiskaw “A” Sand, Wabiskaw “B” Sand, and Wabiskaw “C” Sand.   The three bodies are separated from each other by shales and each has proven to be correlatable and mappable over a wide area.  All three bodies contain bitumen but only the bitumen sand of the Wabiskaw “A” is being cold produced at the present time.  The “B” and “C” are generally thinner and contain smaller bitumen accumulations.

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.     The Company did not undertake any exploration work on the Drowned Property in 2009.

Planned Work by the Company for 2010

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2010 due to our limited funds.

PEACE RIVER OIL SANDS LEASES

The following are two maps showing the location of the Company’s 42 oil sands leases in the Peace River region of northern Alberta, Canada.

-118.0
-117.0
-116.0
56.5
56.5
PEACE
RIVER
56.0
56.0
-118.0
-117.0
-116.0
N
Strata Oil & Gas leases

-118.0
-117.0
-116.0
56.5
56.0
PEACE RIVER
GRIMSHAW
Berwyn
Brownvale
Dixonville
Deadwood
St. Isidore
Marie-Reine
Nampa
Harmon Valley
Jean Cote
Tangent
Falher
Donnelly
McLENNAN
Woodland Cree I.R. 227
Woodland Cree I.R. 226
Cadotte Lake
23RD BASE LINE
21ST BASE LINE
PEAVINE METIS SETTLEMENT
William McKenzie I.R. 151K
Duncans I.R. 151A
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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $35,806
June 15, 2006	3	4,864	CDN $17,024 / USD $16,198
August 10, 2006	9	7,424	CDN $25,984 / USD $24,723
August 24, 2006	2	2,048	CDN $7,168 / USD $6,820
October 19, 2006	4	3,584	CDN $12,544 / USD $11,935
November 2, 2006	9	14,336	CDN $50,176 / USD $47,741
January 11, 2007	4	4,608	CDN $16,128 / USD $15,345
January 24, 2007	2	2,304	CDN $8,064 / USD $7,673
April 3, 2008	2	512	CDN $1,792 / USD $1,705
	42	50,432	CDN $176,512 / USD $167,947

The Peace River Property consists of a total of 50,432 hectares of land in a region of northern Alberta known as Peace River.  The leases are subject to royalties payable to the government of Alberta.  The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty will start at 1% of gross revenue, and increase for every dollar oil is priced above $55 per barrel, to a maximum of 9% when oil is priced at $120 or higher.  Once the project costs have been recovered the net royalty, applied post-payout, will start at 25% of net revenue and increase for every dollar oil is priced above $55 per barrel to 40% when oil is priced at $120 or higher.

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

Planned Work by the Company for 2010

Strata intends to continue to discuss a variety of funding arrangements with potential partners in 2010, but until funding can be secured the Company's development plans will temporarily be put on hold.  Once financing has been secured, the Company plans to undertake an engineering and production testing/ drilling program in the Cadotte target area.  The Company does not have any plans to undertake land acquisitions in 2010.

Estimated Resources of Bitumen

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X.

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007.  Strata had engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases.  On August 16, 2007 Norwest completed a technical report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases and on February 29, 2008 Norwest Questa Engineering Corporation  (“Norwest Questa”) of Golden, Colorado completed a report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada.  Both of these reports are available to the public on the www.sec.gov web site.  All discussion in this section is qualified by reference to the two reports and readers are advised to read the two technical reports in their entirety.

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2009, 2008, and 2007. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2009	2008	2007
Expenses	$(331,369)	$(654,240)	$(468,031)
Other income (expenses)	$(421,569)	$12,497	$13,306
Loss from continuing operations	$(752,938)	$(641,743)	$(454,725)
Income from discontinued operations	$-	$-	$-
Net loss	$(752,938)	$(641,743)	$(454,725)
From continuing operations	$(0.01)	$(0.01)	$(0.01)
From discontinued operations	$(0.00)	$(0.00)	$(0.00)
After discontinued operations	$(0.01)	$(0.01)	$(0.01)
Weighted average number of common shares outstanding (in millions)	62.9	61.7	57.4

Year ended December 31, 2009 compared to the year ended December 31, 2008

RESULTS OF OPERATIONS

During the year ended December 31, 2009, we incurred a net loss of $752,938 compared to a net loss of $641,743 for the year ended December 31, 2008, an increase net loss of $111,195. Not including the non-cash change in fair value derivative liability of $421,980, the net loss for the period decreased $310,785 largely due to less activity during the year in professional fees, rent and office and sundry.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2009, 2008 or 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $752,938 for the year ended December 31, 2009 compared to a loss from continuing operations in 2008 of $641,743, an increase of $111,195.  A large portion of the increase in the loss from continuing operations relates to the recognition of $234,127 in consulting fees in 2009 compared to $386,143 in 2008.  As well, office and sundry expense in 2009 was $2,325 compared to $125,805 in 2008.  Also, professional fees in 2009 were $17,430 compared to $37,741 in 2008 and interest and miscellaneous was $411 in 2009 compared to $12,497 in 2008.

A large portion of the balance of the 2009 net loss from continuing operations before other income and expenses is comprised of costs related to general and administrative activities.  Consulting expense decreased to $234,127 in 2009 from $386,143 in 2008 due to several factors including a decrease in salaries paid to our President, and the resignation of our Chief Financial Officer in September 2008, as well as the requirement for consulting work was reduced in light of  the world-wide economic downturn.  Excluding the effect of consulting expense, stock-based compensation was $94,164 in 2009 compared to $94,730 in 2008.  Office and sundry decreased in 2009 to $2,325 from $125,805 in 2008 due to several factors including a credit of $47,483 from a transaction during 2007 that was successfully challenged by Company and reversed, lower Annual General Meeting costs as the Company completed much of the material handling in-house, lower travel costs, and lower costs related to printing and other promotional material.  Rent decreased in 2009 to $67,993 from $96,153 in 2008 as a result of recording ten months of rent on office space in Calgary whose lease began on October 15, 2007 and ended October 31, 2009.  Professional fees have decreased to $17,430 in 2009 from $37,741 in 2008.  The reduction is due to an overall lower level of Company activity in 2009 compared to 2008 resulting in a decreased need in legal and accounting services.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2009 or 2008.

INTEREST AND OTHER INCOME (EXPENSE)

Interest and miscellaneous income decreased to $411 in 2009 from $12,497 in 2008 due to a guaranteed investment certificate that earned interest in 2008 and matured in February 2009 as well lower average cash balances and lower interest rates in 2009 compared to 2008.

Included in other income (expense) is an expense of $421,980 relating to the change in fair value of derivative liability explained in Note 4 of the Financial Statements. The Company recorded a derivative liability in the amount of $259,000 upon adoption of FASB ASC 815 during the year. The Company determined the fair value of the derivative liability to be $680,980 as of December 31, 2009. As a result of the changes in fair value, the Company recorded a charge to the change in the fair value of derivative liability of $421,980 to the statement of operations for the year ended December 31, 2009. There is no impact on loss per share on adoption.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2009	2008	2007
Cash and cash equivalents	$79,447	$121,776	$27,963
Working capital (deficit)	(623,347)	48,930	(313,116)
Net cash provided by (used in)
Operating activities	(285,977)	(602,263)	(554,258)
Investing activities	(180,251)	(1,015,262)	(3,657,462)
Financing activities	413,750	1,760,000	501,760

As of December 31, 2009, we had $79,447 in cash, a decrease of $42,329 from December 31, 2008. The cash balance is due to the receipt of $413,750 from the exercise of warrants in 2009.  Substantially offsetting the cash receipts is cash used in operations of $285,977.  Management estimates that the Company will require approximately $500,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2010.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2009 was $285,977 compared to $602,263 in 2008.  A significant reason for the decrease in cash used for operations was due to less activity during the year. Although net loss in 2009 ($752,938) compared to 2008 ($641,743) was higher, in 2009, the Company recorded a non-cash amount of $421,980 relating to a change in the fair value derivative on adoption of a new accounting standard. See Notes 3 and 4 of the financial statements.  Not including the $421, 980, the comparative loss decrease in part was due to a consulting expense decrease to $234,127 in 2009 from $386,143 in 2008 which arose from a decrease in salaries paid to our President, and the resignation of our Chief Financial Officer in September 2008, as well as the requirement for consulting work was reduced in light of the world-wide economic downturn.  Excluding the effect of consulting expense, stock-based compensation was $94,164 in 2009 compared to $94,730 in 2008.  Office and sundry decreased in 2009 to $2,325 from $125,805 in 2008 due to several factors including a credit of $47,483 from a transaction during 2007 that was successfully challenged by Company and reversed, lower Annual General Meeting costs as the Company completed much of the material handling in-house, and lower costs related to printing and other promotional material.  Rent decreased in 2009 to $67,993 from $96,153 in 2008 as a result of recording ten months of rent on office space in Calgary whose lease began on October 15, 2007 and ended October 31, 2009.  Professional fees have decreased to $17,430 in 2009 from $37,741 in 2008.  The reduction is due to an overall lower level of Company activity in 2009 compared to 2008 resulting in a decreased need in legal and accounting services.  The primary factor relating to the change was the reduction of accounts payable due to the adjustment made from a prior year invoice that was successfully challenged and reversed in 2009.  The secondary factor was the overstatement of audit fee accruals for the year.

Investing activities in 2009 and 2008 of $180,251 and $1,015,262 respectively related primarily to the Company’s exploration of its oil and gas property interests in northern Alberta.  Cash from financing in 2009 totaled $413,750 relating to proceeds from the exercise of share purchase warrants.  Cash from financing in 2008 totaled $1,760,000 relating to proceeds from a private placement of $1,700,000 and $60,000 from the exercise of share purchase warrants.

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

Our previous business was primarily financed with proceeds of equity.  We expect our oil and gas operations to similarly be financed by equity.

We had cash of $79,447 as of December 31, 2009. We anticipate that we will incur through the end of our next fiscal year:

•	$190,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$310,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2010 our most significant expense is expected to be for the exploration of our oil and gas properties.  During 2009 we received $413,750 in proceeds from the exercise of share purchase warrants. Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.    If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us. If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest. We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

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

Under full cost accounting rules, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the ceiling) equal to the sum of:  (i) the after tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on currents costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs.  Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

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

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.  During the years ended December 31, 2009, 2008 and 2007 no property impairment adjustments were recorded.

In accordance with ASC 410, Asset Retirement and Environmental Obligations  the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2009 and 2008 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2009.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Valuation of Derivative Instruments

US GAAP requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and non-employee stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value. Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses a Black-Scholes option pricing model.

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

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2009 and December 31, 2008 or of the date of this report.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2009.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$8,291	$1,471	$3,410	$3,410	$0
Peace River property leases	1,838,036	167,947	335,893	335,893	998,303
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$1,846,327	$169,418	$339,303	$339,303	$998,303

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada requiring annual lease payments of $1,471.  The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 42 leases with the government of the province of Alberta, Canada requiring annual lease payments of $167,947.  The leases are fifteen year leases that begin expiring on December 15, 2020.

At December 31, 2009, the Company had trade payables and accrued liabilities of $65,636.  All of these obligations are due in less than one year.

At December 31, 2009, the Company had a derivative liability of $680,980 that relates to option instruments with an exercise price in a different currency than the Company’s functional currency (see Note 4 in the financial statements).  It is unknown when this liability will be settled.

Recent Accounting Pronouncements:

ASC No. 815

On January 1, 2009, the Company adopted FASB ASC 815 (EITF 07-5, Determining Whether an Instrument (or embedded Feature) is indexed to an Entity’s Own Stock). As part of the adoption of FASB ASC 815, the Company determined that its option instruments have an exercise price that is not in the Company’s functional currency and are therefore the option instruments are not considered indexed to the Company’s stock.  Thus, the Company is now required to separately account for the option as a derivative instrument liability, carried at fair value and marked-to-market each period, with the changes in the fair value each period charged or credited to the statement of operations.

The transition provisions of ASC 815-40-15 require cumulative effect adjustments as of January 1, 2009 to reflect the amounts that would have been recognized if derivative fair value accounting had been applied from the original issuance date of an equity- equity-linked financial instrument through the implementation date of the revised guidance.

The Company recorded a derivative liability in the amount of $259,000 upon adoption of FASB ASC 815. The Company determined the fair value of the derivative liability to be $680,980 as of December 31, 2009. As a result of the changes in fair value, the Company recorded a charge to the change in the fair value of derivative liability of $421,980 to the statement of operations for the year ended December 31, 2009. There is no impact on loss per share on adoption.

ASC No. 805-10-65

In December 2007, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) ASC 805-10-65 (formerly SFAS No. 141(R), “Business Combinations – Revised”).  FASB establishes principles and requirements for how an acquirer in a business combination:  (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price, and (3) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination.  Among other changes, FASB ASC 805-10-65 will require us to immediately expense transaction costs that have historically been included in the purchase price allocation under existing guidance.  FASB ASC 805-10-65 will apply prospectively to any acquisitions completed on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008.  The Company adopted ASC 805-10-65 on January 1, 2009 and it did not have an  impact on the Company’s financial statements.

ASC No. 855

In May 2009, the FASB issued new guidance for subsequent events.  The new guidance, which is a part of ASC 855, Subsequent Events is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet.  The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is to be applied prospectively.  The Company’s adoption of the new guidance did not have a material effect on the Company’s financial statements.

ASU No. 2009-05

In August 2009, FASB issued ASU No. 2009-5 “Fair Value of Measurements and Disclosure (Topic 820) – Measuring Liabilities at Fair Value”.  The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques:  the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements.  The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement.  The new guidance is effective for interim and annual periods beginning after August 27, 2009.  The adoption of this standard has been reflected in the Company’s financial statements.

ASU No. 2009-06

In September 2009, FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertain income tax positions, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2009-9

In September 2009, FASB issued ASU No. 2009-09, “Accounting for Investments – Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees.  This update is an amendment to ASC 323-10-S99 and 505-50-S99.  The amendment to ASC 323-10-S99 provides guidance on the accounting by an investor for stock-based compensation based on the investor’s stock granted to employees of an equity method investee.  Investors that are SEC registrants should classify any income or expense resulting from application of this guidance in the same income statement caption as the equity in earnings (or losses) of the investee.  The amendment to ASC 505-50-S99 clarifies the accounting by the grantee or grantor in transactions involving equity instruments granted to other than employees if the accounting does not reflect the same commitment date or similar values.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2010-01

In January 2010, the FASB issued ASU No. 2010-01 “Accounting for Distributions to Shareholders with Components of Stock and Cash” with Equity (Topic 505).  The objective of this update is to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in aggregate.  Historically, some entities have accounted for the stock portion of the distribution as a new share issuance that is reflected in earning per share (“EPS”) prospectively.  Other entities have accounted for the stock portion of the distribution as a stock dividend by retroactively restating shares outstanding and EPS for all periods presented.  The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance, rather than a stock dividend, thus eliminating the diversity in practice.  The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  The adoption of ASU 2010-01 did not have a material impact on the Company’s financial statements.

ASU No. 2010-06

In January 2010, the FASB issued ASU, on codification, Fair value Measurements and Disclosures (Topic 820-10) improving disclosures about fair value measurements.  This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3.  The standard adds new disclosure and clarifies existing disclosure requirements.  The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end.  The provisions of the new standard are effective for the interim periods ending after June 15, 2009.  The adoption of ASU 2010-06 has been reflected in Company’s financial statements.

APB 14-1 (ASC 470)

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The adoption of APB 14-1 did not have a material impact on the Company’s financial statements.

ASC No. 2010-03

In January 2010, FASB issued an Accounting Standard Update, ASC No. 2010-03, on Oil and Gas.  The objective of the amendments included in this update is to align the oil and gas reserve estimation and disclosure requirements of Extractive Activities—Oil and Gas (Topic 932) with the requirements in the Securities and Exchange Commission's final rule, Modernization of the Oil and Gas Reporting Requirements (the Final Rule). The Final Rule was issued on December 31, 2008.  The amendments to Topic 932 affect entities that engage in oil- and gas producing activities, including entities that extract saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coal-beds, or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction. The amendments to Topic 932 are effective for annual reporting periods ending on or after December 31, 2009. An entity should apply the adoption of the amendments as a change in accounting principle inseparable from a change in estimate. The amendments to Topic 932 specify the required disclosures for the effect of adoption.  Early application is not permitted. An entity that became subject to the disclosure requirements of Topic 932 due to the change to the definition of significant oil- and gas-producing activities is permitted to apply the disclosure provisions of Topic 932 in annual periods beginning after December 31, 2009. The new SEC and FASB authoritative guidance became effective for the Company’s 2009 Form 20 F and has been prospectively adopted as of December 31, 2009. The new authoritative guidance did not have a material impact on the Company’s financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and designers upon whose work the Company is dependent of Strata are as follows:

Name	Position	Position Held Since
Manny Dhinsa	President, Secretary, Treasurer, Chief Executive Officer, Director	August 19, 2005
Shezad Ahmad	Vice President – Engineering, Director	December 1, 2009
Pratt Barndollar	Director	October 12, 2005
Charlie Perity	Director	January 1, 2006
Pol Brisset	Director	August 23, 2005

The following summarizes certain biographical data concerning the directors and senior management of Strata:

MANNY DHINSA, age 38, is an accomplished petroleum specialist who has been working in the Alberta oil patch for more than a decade. His clients have included world-class oil and gas companies such as Encana, Nexen, Devon and CNRL. He has been involved in advanced exploration programs throughout Alberta, Saskatchewan and northeast British Columbia, including heavy oil exploration in the Lloydminster area (CNRL) and Encana's natural gas resource in the Greater Sierra play.  Mr. Dhinsa graduated from the University of Alberta with a Bachelor of Science degree in geology.

SHEZAD AHMAD, age 40, is an experienced professional in the petroleum industry, with extensive technical expertise and a broad business background. He has worked overseas in the natural gas and petrochemical industries, throughout the Middle East. Mr. Ahmad has also served as a senior engineer for Schlumberger in Alberta, Canada. Mr. Ahmad brings to the company an advanced understanding of the issues surrounding the maximization of economic recoveries from subsurface hydrocarbon reservoirs. He received his B.Sc. in Petroleum Engineering from the University of Alberta.

PRATT BARNDOLLAR, age 51, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc. Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.

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

CHARLIE PERITY, age 55, is an experienced oil sands geologist who has worked for large and small oil companies during the span of his career.  He is currently semi-retired and pursing other interests in resources investments.  From 2005 to 2006 he was employed as a Senior Geologist for Terracon Geotechnique Ltd, an oil sands consulting business based in Calgary.  Prior to that Mr. Perity served as Hydrogeologist for Lifewater Resources and AGC Woodward-Clyde, both of Australia, after running a technology company from 1995 through 2002.  Mr. Perity served as Oil Sands Project Geologist for BP Canada between 1984 and 1990.  Mr. Perity earned a Bachelor of Science degree in Earth Sciences (Geology) from the University of Waterloo, and a Master of Science degree in Hydrogeology from the University of Technology in Sydney, Australia.

POL BRISSET, age 34, is a Montreal-based finance and marketing professional. During his career he has worked for such multi-billion dollar corporations as Coors and Molson. His knowledge and experience in business operations and team development is of specific importance to Strata.  Mr. Brisset is fluent in English and French, and received his Business degree from the University of Quebec at Montreal.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the last three years.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Many Dhinsa(1)	Director, President, Secretary, and Treasurer	2009	$12,285	0	0	0	0	0	0
		2008	69,096	0	0	0	0	0	0
		2007	126,191	0	200,000	0	0	0	0

Scott Praill(2)	Chief Financial Officer	2008	69,096	0	0	0	0	0	0
		2007	52,579	0	0	0	0	0	0

Geoff Jordan(3)	Director	2009	0	0	0	0	0	0	0
		2008	33,973	0	600,000	0	0	0	0

(1)
Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005.  Commencing May 15, 2006, Mr. Dhinsa has received CDN$10,000 (USD $9,515) per month in consulting fees.  Commencing August 1, 2008, Mr. Dhinsa agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.  Mr. Dhinsa has been granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017.

(2)
Scott Praill was appointed to his position on June 1, 2007 and received CDN$10,000 (USD $9,515) per month in consulting fees.  Mr. Praill has been granted 400,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On September 10, 2008 Mr. Praill resigned as the Company’s Chief Financial Officer, and his options were subsequently cancelled.

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

Stock Options Outstanding at December 31, 2009

Name	Number of Options Outstanding	Grant Date	Expiration Date	Exercise Price per Option	Market Value of Securities Underlying Options on Date of Grant(6)	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(7)
Manny Dhinsa(1)	680,000	8/24/05	8/24/15	$0.11	$0.11	680,000	-	75,400
	200,000	3/19/07	3/19/17	$0.61	$0.61	200,000	-	114,400
Shezad Ahmad(2)	-	-	-	-	-	-	-	-
Pol Brisset(3)	134,000	8/24/05	8/24/15	$0.11	$0.11	134,000	-	37,700
Pratt Barndollar(4)	100,000	7/24/08	7/24/18	$0.74	$0.74	30,000	70,000	67,700
Charlie Perity(5)	-	-	-	-	-	-	-	-

(1) Manny Dhinsa was granted 800,000 options on August 24, 2005 vesting in equal installments of 133,334 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 120,000 stock options during 2006.     On March 19, 2007 Mr. Dhinsa was granted an additional 200,000 options that all vest on March 19, 2010.

(2) Shezad Ahmad has not been granted stock options.

(3) Pol Brisset was granted 400,000 options on August 24, 2005, vesting in equal installments of 66,666 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 266,000 stock options during 2007.

(4) Pratt Barndollar was granted 100,000 options on July 24, 2008 that vest as to 30,000 on July 24, 2009, 30,000 on July 24, 2010, and 40,000 on July 24, 2011.

(5) Charlie Perity has not been granted stock options.

(6) The exercise price of the Company’s stock option grants is determined based on the closing share price of the Company’s common stock as quoted on the OTC:BB on the date of grant.

(7) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model.  For more information regarding the assumptions used to value stock option grants, please refer to Note 3 of the Company’s audited financial statements for the fiscal year ended December 31, 2009 filed with this Form 20-F.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2009 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control. However, effective August 1, 2008, the Company amended the compensation arrangement with its President of the Company and has agreed to pay for his services based on a needed basis and on an hourly rate.

C. Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Dhinsa, Chairman of the Board, President, Secretary, Treasurer and CEO supervises the company's operations.  As of May 15, 2006 Mr. Dhinsa began dedicating 100% of his time working for the Company.  On August 1, 2008, recognizing that his time required had declined significantly due to declines in activity, Mr. Dhinsa agreed to amend his compensation to be paid on an hourly basis.  Mr. Brisset, Mr. Barndollar and Mr. Perity each have a service contract providing for payment of CDN $500 per month for their services as Directors of our Company.  The agreements are to remain in effect as long as the respective individual continues to serve as a Director.  The agreements do not provide for any termination benefits of any kind.  No director fees were recorded during the year due to the reduced activity of the Company and the limited involvement of the Directors throughout the year.

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

The audit committee consists of Pol Brisset, Charlie Perity and Pratt Barndollar.

6.D.  Employees

The Company had no full-time employees for the year ended December 31, 2009, 2008 and 2007.  It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives.  We currently outsource to outside engineers, geologists and consultants on an as-needed basis.

E. Share Ownership

As of  June 25, 2010 Management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.  The table below indicates as of June 25, 2010  the share ownership of each of our officers and directors and all of our officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 66,864,423 shares of common stock issued and outstanding as of June 25, 2010, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers, Directors,
And 5% Shareholders	Number of Shares		Beneficial Ownership (%)

Manny Dhinsa	891,000	(1)	1.33%
Shezad Ahmad	-		-
Pol Brisset	134,000	(2)	*
Charlie Perity	10,000		*
Pratt Barndollar	60,000	(3)	*
All Directors and Executive Officers as a Group (5 persons)	1,110,000		1.66%

* Represents less than 1%.

(1) Includes stock options to purchase up to 880,000 shares of our common stock, exercisable within sixty days.
(2) Includes stock options to acquire up to 134,000 shares of our common stock, exercisable within sixty days.
(3) Includes stock options to acquire up to 60,000 shares of our common stock, exercisable within sixty days.

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

The principal purposes of the Company’s stock option programs are to (a) promote a proprietary interest in the Company among the officers, directors, employees and consultants of the Company, (b) retain and attract the qualified officers, directors, employees and consultants the Company requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Company.

The Company grants stock options to non-employees for services that include researching Crown land availability and Crown lease acquisitions, geological consulting and geophysicist services including interpretation of seismic data.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

See Item 6.E.  As of June 25, 2010 management is not aware of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

There were no major shareholders during 2009 or 2008.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On June 25, 2010, the Company had one hundred thirty-four (134) registered shareholders representing 24,201,399 shares.  Of these, twenty-two (23) registered shareholders representing 19,905,491 have addresses in Canada.

7.A.4.  Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The Company amended the compensation arrangement with its President and has agreed to pay for his services based on a needed basis and on a hourly rate.  The Chief Financial Officer resigned in September 2008, and no longer receives compensation from the Company.  Total compensation expense of $12,775 (2008 - $172,165, 2007 - $178,770) has been recognized as consulting fees for the year ended December 31, 2009.

The Company pays its independent Directors $500 per month for serving on the Company’s Board of Directors.  All of the Directors currently receive their payments in $CDN.  As of January 2009, the Directors’ fees were temporarily suspended in order to conserve working capital.  Directors’ fees of $Nil (2008 - $20,719, 2007 - $22,395) have been recorded as consulting fees at December 31, 2009.

Mr. Geoff Jordan joined the Board of Directors on June 16, 2008.  Mr. Jordan is an experienced geologist who performs consulting services for the Company.  During 2008 Mr. Jordan was paid $33,973 for services rendered to the Company.  Mr. Jordan resigned from the Board of Directors on April 3, 2009.

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2009 or 2008.

Amounts Owing to Senior Management/Directors

At December 31, 2009 , $2,807 (2008 -$nil)  were owing to senior management, directors and company’s controlled by directors.  Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP are included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2009, 2008 and 2007.

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

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2009	$0.76	$0.12
2008	$1.54	$0.10
2007	$1.74	$0.25
2006	$3.98	$0.44
2005	$0.74	$0.07

2.           High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2009	Fourth Quarter of 2009	$0.53	$0.36
	Third Quarter of 2009	$0.76	$0.43
	Second Quarter of 2009	$0.55	$0.14
	First Quarter of 2009	$0.21	$0.12
2008	Fourth Quarter of 2008	$0.38	$0.10
	Third Quarter of 2008	$0.84	$0.36
	Second Quarter of 2008	$0.95	$0.74
	First Quarter of 2008	$1.54	$0.85

2.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
May 2010	$0.38	$0.26
April 2010	$0.42	$0.36
March 2010	$0.44	$0.39
February 2010	$0.50	$0.40
January 2010	$0.51	$0.42
December 2009	$0.52	$0.37

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

Strata will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this annual report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to Strata at the following address: Strata Oil and Gas Inc. Suite 408 – 918 16th Ave. SW, Calgary, Alberta, Canada, T2M 0K3 Attention: President, telephone number: 403-237-5443.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On June 25, 2010, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.0359.  This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2009, being the date of the Company’s most recently completed fiscal year end. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Manny Dhinsa.  Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2009 due to the following material weakness:

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

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2009, the Company reduced its staff and as a result, a limitation in the segregation of duties occurred.  This weakness has been reported by the Company.

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

Item 16C. Principal Accountant and Fees

BDO Canada LLP has served as the Company’s Principal Accountant since April 30, 2003. Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2009 (1)	Fiscal year ending December 31, 2008 (1)
Audit Fees	$39,970	$42,710
Audit Related Fees	-	14,620
Tax Fees	-	-
All Other Fees	-	-
	$39,970	$57,330

(1)	As of December 31, 2009, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any “affiliated purchasers” as defined in Section 240.10b-18(a)(3) of the Exchange Act purchased any shares of the Company.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002. Today, we are in compliance with the corporate governance legal requirements in the United States. We are listed on the NASDAQ and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, we feel our governance practices comply with the NASDAQ’s requirements as if we were a U.S. domestic issuer.

PART III

Item 17. Financial Statements

The Company has elected to provide financial statements pursuant to ITEM 18.

Item 18. Financial Statements

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM 18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of BDO Canada LLP, is included herein immediately preceding the audited financial statements.

Strata Oil & Gas Inc.
(An Exploration Stage Company)
FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Stated in US Dollars)

Strata Oil & Gas Inc.
(An Exploration Stage Company)
Financial Statements
December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

Comments by Auditors for US Readers on Canada – US Reporting Differences

Financial Statements

Balance Sheets

Statements of Operations and Comprehensive Income (Loss)

Statements of Changes in Stockholders’ Equity

Statements of Cash Flows

Notes to the Financial Statements

                                                          BDO Canada LLP                                                       600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone:  (604) 688-5421
Telefax:  (604) 688-5132
E-mail:  vancouver@bdo.ca
www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,
Strata Oil & Gas Inc.
(An Exploration Stage Company)

We have audited the accompanying balance sheets of Strata Oil & Gas Inc. (the “Company”) (An Exploration Stage Company) as at December 31, 2009 and 2008 and the related statements of operations and comprehensive income (loss), cash flows and changes in stockholder’s equity for the years ended December 31, 2009, 2008 and 2007 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2009.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years ended December 31, 2009, 2008 and 2007 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2009 in accordance with accounting principles generally accepted in the United States.

/s/ BDO Canada LLP Chartered Accountants

Vancouver, Canada
June 23, 2010

Comments by Auditors for U.S. Readers
On Canada-U.S. Reporting Differences

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 2 to the financial statements. Our report to the directors and stockholders dated June 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.  PCAOB reporting standards requires the addition of an explanatory paragraph when changes in an accounting policy, such as those described in Notes 3 and 4, have a material effect on the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the directors and stockholders on the Financial Statements dated June 23, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ BDO Canada LLP

Chartered Accountants

Vancouver, Canada
June 23, 2010

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

BALANCE SHEETS
(Expressed in US Dollars)

	DECEMBER 31

	2009	2008
Assets
Current
Cash	$79,447	$121,776
Receivables	43,106	46,788
Prepaid expenses	716	716
Total current assets	123,269	169,280
Deposits	94,533	94,533
Office equipment, net (Note 3)	4,467	6,692
Oil and gas property interests (Note 6)	8,398,439	7,039,208
Total Assets	$8,620,708	$7,309,713

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable (Note 8)	$32,194	$71,354
Accrued liabilities	33,442	48,996
Derivative liability (Note 4)	680,980	-
Total current liabilities	746,616	120,350
Asset retirement obligations (Note 9)	104,653	88,606
Total Liabilities	851,269	208,956
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 65,131,088 shares issued and outstanding at December 31, 2009 (2008 - 61,881,088)	9,886,028	9,472,278
Additional paid-in capital	10,804,285	10,969,121
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(10,463,329)	(9,710,391)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustments	291,245	(881,461)
Total stockholders’ equity	7,769,439	7,100,757
Total Liabilities and Stockholders’ Equity	$8,620,708	$7,309,713

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in US Dollars)

	FOR THE YEARS ENDED DECEMBER 31

				From July 1, 2005 (the date of entering into exploration stage) to
	2009	2008	2007	DECEMBER 31, 2009
Expenses
Salaries and benefits	$-	$-	$-	$67,335
Professional fees	17,430	37,741	75,286	228,802
Office and sundry (Note 3)	2,325	125,805	188,371	430,497
Rent	67,993	96,153	31,128	206,769
Consulting fees (including $94,164, $94,730, and $(120,151) of stock-based compensation expense for 2009, 2008 and 2007 respectively (Note 3))	234,127	386,143	168,372	9,383,238
Transfer agent fees	240	640	3,483	12,603
Accretion expense (Note 9)	7,029	5,738	-	12,767
Depreciation	2,225	2,020	1,391	11,243
	(331,369)	(654,240)	(468,031)	(10,353,254)

Other income (expenses)
Interest and miscellaneous income	411	12,497	51,042	137,987
Interest expense	-	-	-	(26,444)
Loss on disposal of shares (Note 5)	-	-	(37,736)	(37,736)
Gain on settlement of loan (Note 5)	-	-	-	115,343
Change in fair value of derivative liability (Note 4)	(421,980)	-	-	(421,980)
	(421,569)	12,497	13,306	(232,830)
Loss from continuing operations	(752,938)	(641,743)	(454,725)	(10,586,084)
Income (loss) from discontinued operations (Note 7)	-	-	-	122,755
Net loss for the period	(752,938)	(641,743)	(454,725)	(10,463,329)
Other comprehensive income (loss)
Unrealized holding gain (loss) on investments available for sale (Note 5)	-	-	60,055	-
Foreign currency translation adjustments	1,172,706	(1,473,542)	890,324	321,061
Comprehensive income (loss)	$419,768	$(2,115,285)	$495,654	$(10,142,268)
Basis and diluted loss per share
From continuing operations	$(0.01)	$(0.01)	$(0.01)
From discontinued operations	(0.00)	(0.00)	(0.00)
	$(0.01)	$(0.01)	$(0.01)
Weighted average shares outstanding	62,881,499	61,742,787	57,368,984

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Expressed in US Dollars)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Loss	Equity

Balance, July 1, 2005	43,667,888	$339,668	$2,556,753	$(2,748,790)	$(29,816)	$117,815
Private placement common stock issuances for cash, November 2005 (Note 11)	560,000	210,000	-	-	-	210,000
Issuance of common shares as collateral for a loan (Note 8)	240,000,000	-	-	-	-	-
Cancellation of common shares upon repayment of the loan (Note 8)	(240,000,000)	-	-	-	-	-
Stock-based compensation	-	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(1,866,518)	(390)	(1,866,908)
Balance, December 31, 2005	44,227,888	549,668	4,248,424	(4,615,308)	(30,206)	152,578
Private placement common stock issuances for cash, June 2006 (Note 11)	500,000	1,000,000	-	-	-	1,000,000
Stock option exercises Feb to Aug 2006	7,324,000	5,151,990	-	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	-	508,860
Stock-based compensation	-	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	-	(6,747,405)	(328,092)	(7,075,497)
Balance, December 31, 2006	56,575,088	7,210,518	10,994,542	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	-	337,500
Stock option exercises Sept to Nov 2007	1,166,000	164,260	-	-	-	164,260
Stock-based compensation	-	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income	-	-	-	(454,725)	950,379	495,654
Balance, December 31, 2007	59,861,088	7,712,278	10,874,391	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008 (Note 11)	320,000	60,000	-	-	-	60,000
Private placement common stock issuances for cash, January 2008 (Note 11)	1,700,000	1,700,000	-	-	-	1,700,000
Stock-based compensation (Note 3)	-	-	94,730	-	-	94,730
Net loss and comprehensive loss	-	-	-	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	$9,472,278	$10,969,121	$(12,459,181)	$(881,461)	$7,100,757

Warrant exercises Jun- Nov 2009 (Note 11)	3,250,000	413,750	-	-	-	413,750
Stock-based compensation (Note 3)	-	-	94,164	-	-	94,164
Derivative liability (Note 4)	-	-	(259,000)	-	-	(259,000)
Net loss and comprehensive income (loss)	-	-	-	(752,938)	1,172,706	419,768

Balance, December 31, 2009	65,131,088	$9,886,028	$10,804,285	$(13,212,119)	$291,245	$7,769,439

(1) Reflects the 2:1 forward stock splits completed on May 11, 2006 and on October 8, 2007.  See Note 11.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				FROM
	FOR THE YEARS ENDED DECEMBER 31			July 1, 2005 (the date of entering into exploration stage) to
	2009	2008	2007	DECEMBER 31, 2009
Cash flows from operating activities
Net loss	$(752,938)	$(641,743)	$(454,725)	$(10,463,329)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,225	2,020	1,391	11,243
Stock option compensation expense (recovery)	94,164	94,730	(120,151)	8,506,532
Accretion expense	7,029	5,738	-	12,767
Loss on disposal of shares	-	-	37,736	37,736
Gain on settlement of loan	-	-	-	(115,343)
Gain on sale of software	-	-	-	(130,000)
De-recognition of liability (Note 3)	(47,483)	-	-	(47,483)
Change in fair value of derivative liability (Note 4)	421,980	-	-	421,980
Change in assets and liabilities:
Receivables	3,682	(24,055)	3,156	(39,445)
Prepaid expenses	-	-	-	1,630
Accounts payable	918	(28,663)	(36,169)	36,020
Accrued liabilities	(15,554)	(10,290)	14,504	29,143
Net cash used in operating activities	(285,977)	(602,263)	(554,258)	(1,738,549)

Cash flows from investing activities
Deposits	-	(77,937)	(16,596)	(94,533)
Acquisition of oil and gas interests	(180,251)	(937,235)	(3,708,370)	(7,707,255)
Acquisition of office equipment	-	-	(10,103)	(10,103)
Proceeds on the sale of investments	-	-	77,607	77,607
Proceeds on the sale of software	-	-	-	130,000
Net cash used in investing activities	(180,251)	(1,015,262)	(3,657,462)	(7,604,284)

Cash flows from financing activities
Proceeds from the issuance of common stock	-	1,700,000	-	2,910,000
Proceeds from the exercise of stock options	-	-	164,260	5,316,250
Proceeds from the exercise of warrants	413,750	60,000	337,500	1,320,110
Proceeds from loan financing	-	-	-	1,020,000
Repayment of loan financing	-	-	-	(1,020,000)
Net cash provided by financing activities	413,750	1,760,000	501,760	9,546,360
Foreign exchange effect on cash	10,149	(48,662)	(41,604)	(254,077)
Net (decrease) increase in cash	(42,329)	93,813	(3,751,564)	(50,550)
Cash, beginning of period	121,776	27,963	3,779,527	129,997
Cash, end of period	$79,447	$121,776	$27,963	79,447
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-	$-	$26,444
Income taxes	-	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$-	$-	$-	$115,343
Accounts payable related to oil and gas properties interests	$7,405	$205,225	$221,980	$24,160
Asset retirement obligation	$-	$14,305	$68,563	$82,868

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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the stockholders of the Company approved the sale of all of the rights to the Company’s software assets to a company controlled by the Company’s former chief executive officer.  At the same meeting, a majority of the Company’s stockholders also approved the change in business of the Company from software development to oil and gas exploration (Note 6).  Upon disposal of the Company’s software assets and change in focus to oil and gas exploration, the Company has entered the exploration stage of its new business activity and follows Accounting Standards Codification (“ASC”) 915, Development Stage Enterprises.  Since re-entering the exploration stage in July 2005, the Company has incurred a loss of $10,463,329.

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its oil and gas exploration activities in the last quarter of 2005.  Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer.  The Company has not realized any revenue from its present operations.  During the year ended December 31, 2009, the Company incurred a net loss of $752,938.  Since the Company had re-entered the exploration stage, it has an accumulated deficit of $10,463,329 at December 31, 2009.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

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

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers.  In December 2009, the Company adopted revised oil and gas reserve estimation and disclosure requirements. The primary impact of the new disclosures is to conform the definition of proved reserves with the SEC Modernization of Oil and Gas Reporting rules, which were issued by the SEC at the end of 2008. The accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves.  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Under full cost accounting rules, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the ceiling) equal to the sum of:  (i) the after tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on currents costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs.  Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. There was no cash equivalent balances for the year ended December 31, 2009 (2008 – $102,625).

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

The Company applies ASC 320, Investments -  Debt and Equity Securities when determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary impairment. For debt securities, management must assess whether (a) it has the intent to sell the security and (b) it is more likely than not that it will be required to sell the security prior to its anticipated recovery. These steps are done before assessing whether the entity will recover the cost basis of the investment. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price. In instances when a determination is made that other-than-temporary impairment exists but the investor does not intend to sell the debt security and it is not more likely than not that it will be required to sell the debt security prior to its anticipated recovery, ASC 320 changes the presentation and amount of the other-than-temporary impairment recognized in the income statement. The other-than-temporary impairment is separated into (a) the amount of the total other-than-temporary impairment related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount of the total other-than-temporary impairment related to all other factors. The amount of the total other-than-temporary impairment related to all other factors is recognized in other comprehensive income. This determination requires significant judgment. In making this judgment, we employ a systematic methodology quarterly that considers available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds its fair value, we evaluate, among other factors, general market conditions, the duration and extent to which the fair value is less than cost, and our intent and ability to hold the investment. The Company also considers specific adverse conditions related to the financial health of and business outlook for the investee, including industry and sector performance, changes in technology, operational and financing cash flow factors, and rating agency actions.. If market, industry, and/or investee conditions deteriorate, we may incur future impairments.

Receivables

Accounts receivable are presented net of an allowance for doubtful accounts.  The allowance was $Nil at December 31, 2009, 2008, and 2007 respectively.

Management evaluates the collectability of accounts receivable balances based on a combination of factors on a periodic basis. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations, we record a specific allowance against amounts due, and thereby reduce the net recognized receivable to the amount management reasonably believes will be collected.  For all other customers, the Company recognizes allowances for doubtful accounts based on the length of time the receivables are outstanding, industry and geographic concentrations, the current business environment and historical experience.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2009	December 31, 2008
Cost	$10,103	$10,103
Accumulated depreciation	5,636	3,411
Net book value	$4,467	$6,692

Impairment of Long-lived Assets

In accordance with ASC 360, Property, Plant and Equipment, long lived assets such as equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.  Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and are no longer depreciated.  The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations  the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2009 and 2008 (Note 9) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

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

Stock Option Plans

Under ASC 718, Compensation-Stock Compensation, the Company is required to record compensation expense, based on the fair value of the awards, for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding as at the date of adoption.

The Company grants stock options to non-employees for services that include researching Crown land availability and Crown lease acquisitions, geological consulting and geophysicist services including interpretation of seismic data.  These options are accounted for under ASC 505 (EITF 96-18) and were measured at the fair value of the options as determined by an option pricing model on the measurement date and recognized as the related services are provided and the options earned.

Compensation expense for unvested options to non-employees is revalued at each period end and is being amortized over the vesting period of the options.

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2009 the Company recognized a stock option expense of $94,164 (2008 - $94,730 expense; 2007 - $(120,151) recovery) in stock-based compensation in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees.  All stock options granted in 2009, 2008 and 2007 were to non-employees of the Company.

The fair value of each option in 2009, 2008 and 2007 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2009	2008	2007
Dividend yield	0%	0%	0%
Expected volatility	108.82%	108.82%	110.7%
Risk-free rate	2.82%	2.69%	4.06%
Expected life	10 years	10 years	10 years

The weighted average fair value per option in 2009 was $0.67 (2008 - $0.09; 2007 – $0.57)

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

At December 31, 2009, 2008 and 2007, potential common shares of 17,113,600, 21,299,600 and 20,919,600 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

Fair Value of Financial Instruments

The book values of cash, receivables and accounts payable approximate their respective fair values due to the short-term nature of these instruments. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;

•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of December 31, 2009:
	Level 1	Level 2	Level 3	Total

Derivative liability	$—	$—	$680,980	$680,980
Asset retirement obligation	$—	$—	$104,653	$104,653

We currently measure and report the fair value liability for non-employee stock options with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for non-employee stock options have been recorded as determined utilizing the Black-Scholes option pricing model. See Note 4for further discussion of the inputs used in determining the fair value.

The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates. See Note 9 for further discussion of the inputs used in determining the fair value.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

De-recognition of Financial Liability

A financial liability is de-recognized when the obligation under the liability is discharged, cancelled or expires. During the year ended December 31, 2009, a financial liability of $47,483 (2008 - $Nil) was de-recognized and recorded in office and sundry in the Statement of Operations.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments and unrealized gains and losses on available-for-sale securities.

New Accounting Pronouncements

ASC No. 815

On January 1, 2009, the Company adopted FASB ASC 815- Derivatives and Hedging (EITF 07-5, Determining Whether an Instrument (or embedded Feature) is Indexed to an Entity’s Own Stock. As part of the adoption of FASB ASC 815, the Company determined that its option instruments have an exercise price that is not in the Company’s functional currency and are therefore the option instruments are not considered indexed to the Company’s stock.  Thus, the Company is now required to separately account for the option as a derivative instrument liability, carried at fair value and marked-to-market each period, with the changes in the fair value each period charged or credited to the statement of operations.

The transition provisions of ASC 815-40-15 require cumulative effect adjustments as of January 1, 2009 to reflect the amounts that would have been recognized if derivative fair value accounting had been applied from the original issuance date of an equity- equity-linked financial instrument through the implementation date of the revised guidance.

The Company recorded a derivative liability in the amount of $259,000 upon adoption of FASB ASC 815. The Company determined the fair value of the derivative liability to be $680,980 as of December 31, 2009. As a result of the changes in fair value, the Company recorded a charge to the change in the fair value of derivative liability of $421,980 to the statement of operations for the year ended December 31, 2009. There is no impact on loss per share on adoption.

ASC No. 805-10-65

In December 2007, Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) ASC 805-10-65 (formerly SFAS No. 141(R), “Business Combinations – Revised”).  FASB establishes principles and requirements for how an acquirer in a business combination:  (1) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in an acquiree, (2) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase price, and (3) determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination.  Among other changes, FASB ASC 805-10-65 will require us to immediately expense transaction costs that have historically been included in the purchase price allocation under existing guidance.  FASB ASC 805-10-65 will apply prospectively to any acquisitions completed on or after the beginning of an entity’s fiscal year that begins on or after December 15, 2008.  The Company adopted ASC 805-10-65 on January 1, 2009 and it did not have  an  impact on the Company’s financial statements.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

ASC No. 855

In May 2009, the FASB issued new guidance for subsequent events.  The new guidance, which is a part of ASC 855, Subsequent Events is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  Specifically, this guidance sets forth the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet.  The new guidance is effective for fiscal years and interim periods ended after June 15, 2009 and is to be applied prospectively.  The Company’s adoption of the new guidance did not have a material effect on the Company’s financial statements.

ASU No. 2009-05

In August 2009, FASB issued ASU No. 2009-5 “Fair Value of Measurements and Disclosure (Topic 820) – Measuring Liabilities at Fair Value”.  The new guidance, which is now part of ASC 820, provides clarification that in certain circumstances in which a quoted price in an active market for the identical liability is not available, a company is required to measure fair value using one or more of the following valuation techniques:  the quoted price of the identical liability when traded as an asset, the quoted prices for similar liabilities when traded as assets, or another valuation technique that is consistent with the principles of fair value measurements.  The new guidance clarifies that a company is not required to include an adjustment for restrictions that prevent the transfer of the liability and if an adjustment is applied to the quoted price used in a valuation technique, the result is a Level 2 or 3 fair value measurement.  The new guidance is effective for interim and annual periods beginning after August 27, 2009.  The adoption of this standard has been reflected in the Company’s financial statements.

ASU No. 2009-06

In September 2009, FASB issued ASU No. 2009-06, “Income Taxes (Topic 740) – Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities.  This update is to address the need for additional implementation guidance on accounting for uncertainty in income taxes.  The implementation guidance will apply to financial statements on nongovernmental entities that are presented in conformity with U.S. GAAP.  The effective date is for entities that are currently applying the standards for accounting for uncertain income tax positions, the guidance and disclosure amendments are effective for financial statements issued for interim and annual periods ending after September 15, 2009.  For those entities that have deferred the application of accounting for uncertainty in income taxes in accordance with paragraph 740-10-65-1(e), the guidance and disclosure amendments are effective upon adoption of those standards.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2009-9

In September 2009, FASB issued ASU No. 2009-09, “Accounting for Investments – Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees.  This update is an amendment to ASC 323-10-S99 and 505-50-S99.  The amendment to ASC 323-10-S99 provides guidance on the accounting by an investor for stock-based compensation based on the investor’s stock granted to employees of an equity method investee.  Investors that are SEC registrants should classify any income or expense resulting from application of this guidance in the same income statement caption as the equity in earnings (or losses) of the investee.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

ASU No. 2009-9- continued

The amendment to ASC 505-50-S99 clarifies the accounting by the grantee or grantor in transactions involving equity instruments granted to other than employees if the accounting does not reflect the same commitment date or similar values.  The adoption of this standard did not have a material effect on the Company’s financial statements.

ASU No. 2010-01

In January 2010, the FASB issued ASU No. 2010-01 “Accounting for Distributions to Shareholders with Components of Stock and Cash” with Equity (Topic 505).  The objective of this update is to address diversity in practice related to the accounting for a distribution to shareholders that offers them the ability to elect to receive their entire distribution in cash or shares of equivalent value with a potential limitation on the total amount of cash that shareholders can elect to receive in aggregate.  Historically, some entities have accounted for the stock portion of the distribution as a new share issuance that is reflected in earning per share (“EPS”) prospectively.  Other entities have accounted for the stock portion of the distribution as a stock dividend by retroactively restating shares outstanding and EPS for all periods presented.  The amendments in this update clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance, rather than a stock dividend, thus eliminating the diversity in practice.  The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis.  The adoption of ASU 2010-01 did not  have a material impact on the Company’s financial statements.

ASU No. 2010-06

In January 2010, the FASB issued ASU, on codification, Fair value Measurements and Disclosures (Topic 820-10),  improving disclosures about fair value measurements.  This update provides amendments to Topic 820 that will provide more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Level 1, 2, and 3.  The standard adds new disclosure and clarifies existing disclosure requirements.  The new standard requires disclosures of the fair value of financial instruments for interim reporting periods of publicly traded companies in addition to the annual disclosure required at year-end.  The provisions of the new standard are effective for the interim periods ending after June 15, 2009.  The adoption of ASU 2010-06 has been reflected in Company’s financial statements.

APB 14-1 (ASC 470)

In May 2008, FASB issued FASB Staff Position ("FSP") APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" ("FSP APB 14-1").  FSP APB 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt issued with Stock Purchase Warrants."  Additionally, FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.  The adoption of APB 14-1 did not have a material impact on the Company’s financial statements.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

New Accounting Pronouncements - continued

ASC No. 2010-03

In January 2010, FASB issued an Accounting Standard Update, ASC No. 2010-03, on Oil and Gas.  The objective of the amendments included in this update is to align the oil and gas reserve estimation and disclosure requirements of Extractive Activities—Oil and Gas (Topic 932) with the requirements in the Securities and Exchange Commission's final rule, Modernization of the Oil and Gas Reporting Requirements (the Final Rule). The Final Rule was issued on December 31, 2008.  The amendments to Topic 932 affect entities that engage in oil- and gas producing activities, including entities that extract saleable hydrocarbons, in the solid, liquid, or gaseous state, from oil sands, shale, coal-beds, or other nonrenewable natural resources that are intended to be upgraded into synthetic oil or gas, and activities undertaken with a view to such extraction. The amendments to Topic 932 are effective for annual reporting periods ending on or after December 31, 2009. An entity should apply the adoption of the amendments as a change in accounting principle inseparable from a change in estimate. The amendments to Topic 932 specify the required disclosures for the effect of adoption.  Early application is not permitted. An entity that became subject to the disclosure requirements of Topic 932 due to the change to the definition of significant oil- and gas-producing activities is permitted to apply the disclosure provisions of Topic 932 in annual periods beginning after December 31, 2009. The new SEC and FASB authoritative guidance became effective for the Company’s 2009 Form 20 F and has been prospectively adopted as of December 31, 2009. The new authoritative guidance did not have a material impact on the Company’s financial statements.

4.      DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the option instruments with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, January 01, 2009 an adoption	$259,000
Change in fair value of derivative liabilities	421,980

Balance, December 31, 2009	$680,980

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	December 31,	January 01,
	2009	2009

Risk-free interest rate	3.08	2.42
Expected life of derivative liability	7 yrs	7 yrs
Annualized volatility	108.82%	108.82%
Dividend rate	0.00%	0.00%

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

6.       OIL AND GAS PROPERTY INTERESTS
	2009 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$3,304,156	$39,467	$3,343,623
Geological and geophysical	291,330	13,939	305,269
Project management	889,583	-	889,583
Drilling	3,529,150	-	3,529,150
Assaying and analysis	65,466	-	65,466
Asset retirement obligations	97,573	-	97,573
Camp and field supplies	41,875	-	41,875
Travel and accommodation	125,900	-	125,900
Total expenditures	$8,345,033	$53,406	$8,398,439

	2008 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,677,006	$32,361	$2,709,367
Geological and geophysical	247,526	11,969	259,495
Project management	773,615	-	773,615
Drilling	3,013,522	-	3,013,522
Assaying and analysis	56,273	-	56,273
Asset retirement obligations	82,868	-	82,868
Camp and field supplies	35,958	-	35,958
Travel and accommodation	108,110	-	108,110
Total expenditures	$6,994,878	$44,330	$7,039,208

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments

December 15, 2005	7	10,752	CDN $37,632 / USD $35,806
June 15, 2006	3	4,864	CDN $17,024 / USD $16,198
August 10, 2006	9	7,424	CDN $25,984 / USD $24,724
August 24, 2006	2	2,048	CDN $7,168 / USD $6,820
October 19, 2006	4	3,584	CDN $12,544 / USD $11,936
November 2, 2006	9	14,336	CDN $50,176 / USD $47,742
January 11, 2007	4	4,608	CDN $16,128 / USD $15,346
January 24, 2007	2	2,304	CDN $8,064 / USD $7,673
April 3, 2008	2	512	CDN $1,792 / USD $1,705
	42	50,432	CDN $176,512 / USD $167,947

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

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

7.       DISCONTINUED OPERATIONS

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a private company controlled by its former president (the “Purchaser”) for $130,000.  The value of the assets disposed of was based on an independent valuation.  The net book value of these assets at 2005 was $Nil.

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

No revenue was recognized during 2009, 2008 or 2007 from discontinued operations.

8.       LOANS PAYABLE

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

9.       ASSET RETIRMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $104,653 at December 31, 2009 (2008 - $88,606), based on an undiscounted total future liability of $278,782 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted risk-free rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $7,029 (2008 – $5,738, 2007 - $Nil) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2009.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

10.       RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Management Fees
The Company amended the compensation arrangement with its President and has agreed to pay for his services based on a needed basis and on a hourly rate.  The Chief Financial Officer resigned in September 2008, and no longer receives compensation from the Company.  Total compensation expense of $12,775 (2008 - $172,165, 2007 - $178,770) has been recognized as consulting fees for the year ended December 31, 2009.

Directors’ fees
The Company pays its independent Directors $500 per month for serving on the Company’s Board of Directors.  All of the Directors currently receive their payments in $CDN.  As of January 2009, the Directors’ fees were temporarily suspended in order to conserve working capital.  Directors’ fees of $Nil (2008 - $20,719, 2007 - $22,395) have been recorded as consulting fees at December 31, 2009.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2009, accounts payable includes $2,807 (2008 - $Nil) due to a company controlled by a director and officer of the Company with respect to expenses incurred for service.

11.      SHARE CAPITAL

On November 15, 2005 the Company closed a private placement of 560,000 units at $0.375 per unit for a total offering price of $210,000. Each unit consisted of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $0.44 for a period of four years commencing on November 15, 2006, and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $0.50 for a period of three years commencing on November 15, 2007. The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

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

On June 13, 2006 the Company closed a private placement of 500,000 units at $2.00 per unit for a total offering price of $1,000,000.  Each unit consisted of one share of the common stock of the Company, one Class A Warrant exercisable for one share of Common Stock at an exercise price of $2.125 for a period of four years commencing on June 13, 2007 and one Class B Warrant exercisable for one share of Common Stock at an exercise price of $2.25 for a period of three and one half years commencing on December 13, 2007.  The Company has the right to accelerate the exercise date or reduce the exercise price of the Class A and Class B Warrants.

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

11.      SHARE CAPITAL- continued

On January 28, 2008, the Company closed a private placement of 1,700,000 common shares at $1.00 per share for total proceeds of $1,700,000.

During the year ended December 31, 2008, 320,000 common share warrants were exercised at an exercise price of $0.19 for proceeds of $60,000.

During the year ended December 31, 2009, 3,250,000 common share warrants were exercised at exercise prices ranging from $0.125 to $0.20 for proceeds of $413,750.

12.       STOCK OPTION PLANS

In February 2000, the Company adopted its 2000 Stock Option Plan (“the 2000 Plan”).  The 2000 Plan provides for the granting of up to 7,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2000 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.).  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).  As of December 31, 2009, there were no options available for grant or options outstanding under the 2000 Plan.

During 2001, the Company adopted its 2002 Stock Option Plan (“the 2002 Plan”).  The 2002 Plan provides for the granting of up to an additional 7,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2002 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2002 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.)  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock)

Activity under the 2002 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2007	200,000	1,150,000	$0.11
Balance outstanding,
December 31, 2008	200,000	1,150,000	0.11

Options cancelled	336,000	(336,000)	0.11
Balance outstanding, December 31, 2009	536,000	814,000	$0.11

Balance exercisable,
December 31, 2009		814,000	$0.11
December 31, 2008		1,150,000	$0.11
December 31, 2007		616,667	$0.11

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

12.       STOCK OPTION PLANS- continued

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

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2007	6,100,000	600,000	$1.17
Options granted	(700,000)	700,000	0.81
Balance outstanding,
December 31, 2008	5,400,000	1,300,000	0.98
Options cancelled	600,000	(600,000)	0.82
Balance outstanding,
December 31, 2009	6,000,000	700,000	$1.11

Balance exercisable,
December 31, 2009	430,000	$1.40
December 31, 2008	200,000	$2.29
December 31, 2007	200,000	$2.29

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006, 2002 and 2000 Plans at December 31, 2009:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.11	814,000	5.67	$0.11	814,000	$0.11
$0.61	400,000	7.25	$0.61	200,000	$0.61
$0.74	100,000	8.58	$0.74	30,000	$0.74
$2.29	200,000	6.58	$2.29	200,000	$2.29
	1,514,000			1,244,000

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

12.       STOCK OPTION PLANS - continued

The aggregate intrinsic value of stock options outstanding at December 31, 2009 was $317,460 (2008 - $11,500, 2007 - $652,500) while the aggregate intrinsic value of stock options exercisable at December 31, 2009 was also $317,460 (2008 - $11,500, 2007 - $339,167).  No stock options were exercised in 2009 and 2008 while the aggregate intrinsic value of stock options exercised in 2007 was $1,070,510.

As of December 31, 2009, there was $20,319 (2008 - $57,493, 2007- $201,103) of total unrecognized compensation cost related to all options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately 1.5 years. (2008 – 3 years, 2007 – 4 years) A summary of status of the Company’s unvested stock options as of December 31, 2009 under all plans is presented below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2007	933,333	$0.32	$0.28
Granted	700,000	0.81	0.74
Vested	(533,333)	0.11	0.10

Unvested at December 31, 2008	1,100,000	$0.74	$0.68
Vested	(230,000)	0.63	0.55
Cancelled	(600,000)	0.82	0.22

Unvested at December 31, 2009	270,000	$0.64	$0.67

13.      WARRANTS

(a) Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2007	19,169,600	$0.29
Warrants exercised	(320,000)	0.19
Balance, December 31, 2008	18,849,600	0.29
Warrants exercised	(3,250,000)	0.13
Balance, December 31, 2009	15,599,600	$0.32

The following table lists the common share warrants outstanding at December 31, 2009.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry
2,523,200	2,523,200	$0.11	December 23, 2010*
6,206,400	6,206,400	$0.19	December 23, 2010
850,000	850,000	$0.125	February 14, 2012
3,900,000	3,900,000	$0.20	February 14, 2012
560,000	560,000	$0.44	November 15, 2010
560,000	560,000	$0.50	November 15, 2010
500,000	500,000	$2.125	June 13, 2011
500,000	500,000	$2.25	June 13, 2011
15,599,600	15,599,600

*Subsequent to the year ended December 31, 2009, 1,733,335 common share warrants were exercised for proceeds of $200,000.

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

14.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:
	2009	2008
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$840,000	$692,000
Capital losses	5,000	4,000
Office equipment	10,000	8,000
Share issue costs	-	1,000
Asset retirement obligation	26,000	22,000
	881,000	727,000
Valuation allowance	(881,000)	(727,000)
Net deferred tax asset	$-	$-

Upon continuation to Canada in 2004, all losses carried forward at that time expired.  As of December 31, 2009, the Company had available to offset future taxable income, net Canadian operating loss carry-forwards of approximately $3.3 million.  The carry-forwards will begin expiring in 2014 unless utilized in earlier years.  The Company also has approximately $8 million in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company’s deferred tax assets include the tax effect relating to approximately $Nil (2008 – $1,000) of future tax deductions for share issue costs.  If and when the valuation allowance related to the tax effect of these amounts is reversed the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Statement of Operations and Comprehensive Loss.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:
	2009	2008	2007
Statutory federal income tax rate	(30%)	(31%)	(32%)
Change in valuation allowance	20%	0%	25%
Non-deductible stock-based compensation	4%	5%	(8)%
Non-deductible change in fair value of derivative liability	17%	0%	0%
Effect of foreign exchange	(16)%	18%	(24)%
Effect of reduction in income tax rate	5%	6%	35%
Other	0%	2%	4%
	-%	-%	-%

STRATA OIL & GAS INC.
(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS
(Expressed in US Dollars)

14.           INCOME TAXES – continued

In June 2006, the FASB issued FASB ASC 740 Income Taxes (Interpretation No. 48, Accounting for Uncertainty in Income Taxes, (“FIN 48”)). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements , and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.. The Company has evaluated its tax positions for the years ended December 31, 2009, 2008 and 2007 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under FIN 48, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less  likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties accrued during 2009 or 2008.

We file one income tax return in Canada. Our income tax returns are generally considered closed to examination for years prior to 2004.

15.      COMMITMENTS

Environmental Matters

The Company is engaged in oil and gas exploration and may become subject to certain liabilities as they relate to environmental cleanup of sites or other environmental restoration procedures as they relate to the exploration of oil and gas. Should it be determined that a liability exists with respect to any environmental clean up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean-up, restoration or the violation of any rules or regulations relating thereto. Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

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

STRATA OIL & GAS INC.

By /s/ Manny Dhinsa
Manny Dhinsa
Dated: June 25, 2010	President, Chief Executive Officer, Secretary and Treasurer

/s/ Pol Brisset	Director	Dated: June 25, 2010
Pol Brisset

/s/ Pratt Barndollar	Director	Dated: June 25, 2010
Pratt Barndollar

/s/ Charlie Perity	Director	Dated: June 25, 2010
Charlie Perity

/s/ Shezad Ahmad	Director	Dated: June 25, 2010
Shezad Ahmad