Form 20-F
period 2010-12-31
STRATA OIL & GAS, INC.
filed 2011-07-18
CIK 1227282

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE   ACT OF 1934

For the fiscal year ended December 31, 2010

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 66,864,423 shares outstanding at December 31, 2010 and 69,203,709, shares outstanding as of July 15, 2011.  No preferred shares issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act   Yes [  ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes [  ] No [ ]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.           Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [  ] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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

 Yes [  ] No [  ]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2010

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4. Item 4A.	Information on the Company Unresolved Staff Comments	16
Item 5.	Operating and Financial Review and Prospects	30
Item 6.	Directors, Senior Management and Employees	31
Item 7.	Major Shareholders and Related Party Transactions	42
Item 8.	Financial Information	44
Item 9.	The Offer and Listing	45
Item 10.	Additional Information	46
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	51
Item 12.	Description of Other Securities Other Than Equity Securities	52

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	53
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	53
Item 15.	Controls and Procedures	53
Item 16.	Reserved	54

A	Audit Committee Financial Expert	54
B	Code of Ethics	54
C	Principle Accountant Fees and Services	55
D	Exemptions from the Listing Standards for Audit Committees	55
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	55
F	Change in Registrants Certifying Accountant	55
G	Corporate Governance	55

Part III

Item 17.	Financial Statements	56
Item 18.	Financial Statements	56
Item 19.	Exhibits	85

Financial Statements		57

Signature Page		86

Certifications

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
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

BUSINESS OF STRATA OIL & GAS INC.

The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company currently has interests in a total of 18 oil sands leases located in Northern Alberta, Canada.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2010, 2009, 2008, 2007, and 2006.  On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Subsequent to entering the oil and gas exploration business, the company entered into 43 oil sands leases in Alberta, Canada. As of December 31, 2010, the Company has claim to 18 oil & sand leases.  These leases have not previously generated revenue nor did we earn any revenue during the year ended December, 31 2010.  As a result, the selected financial information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the notes thereto included elsewhere in this annual report.

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,

	2010	2009 As Restated*	2008	2007	2006
Revenue	$ -	$ -	$ -	$ -	$ -
Expenses	972,357	331,369	654,240	468,031	7,059,245
Other income (expense), net	4,474,395	(6,209,807)	12,497	13,306	181,840
Income(loss)from continuing operations	3,502,038	(6,541,176)	(641,743)	(454,725)	(6,877,405)
Income (loss) from discontinued operations	$ -	$ -	$ -	$ -	$ 130,000
Net income (loss)	$ 3,502,038	$ (6,541,176)	$ (641,743)	$ (454,725)	$ (6,747,405)
Basic and diluted income (loss) per share:
From continuing operations	$ 0.05	$ (0.10)	$ (0.01)	$ (0.01)	$ (0.13)
From discontinued operations	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
After discontinued operations	$ 0.05	$ (0.10)	$ (0.01)	$ (0.01)	$ (0.13)
Basic weighted average number of common shares outstanding (in millions)	66.4	62.9	61.7	57.4	51.8
Diluted weighted average number of common shares outstanding (in millions)	73.2	N/A	N/A	N/A	N/A

*See Item 17 – Financial Statements – Note 14

Item 3. Key Information  - continued

A. Selected Financial Data  - continued

BALANCE SHEET DATA

(in U.S. Dollars)	Strata Oil & Gas Inc.
	December 31,

	2010	2009 As Restated*	2008	2007	2006

Cash and cash equivalents	$ 151,283	$ 79,447	$ 121,776	$ 27,963	$ 3,779,527
Other current assets	51,157	43,822	47,504	23,449	81,893
Deposits	114,139	94,533	94,533	16,596	-
Property and equipment, net	2,244	4,467	6,692	8,712	-
Oil and gas property interests	7,967,915	8,398,439	7,039,208	7,717,683	2,786,842
Total assets	8,286,738	8,620,708	7,309,713	7,794,403	6,648,262
Current liabilities	2,097,438	7,284,197	120,350	364,528	164,213
Asset retirement obligations	119,041	104,653	88,606	68,563	-
Common stock	9,984,571	9,162,437	9,472,278	7,712,278	7,210,518
Other capital accounts	11,723,739	11,209,510	10,087,660	11,466,472	10,636,244
(Accumulated deficit) retained earnings	(12,889,261)	(19,140,089)	(12,459,181)	(11,817,438)	(11,362,713)
Total liabilities and stockholders’ equity	8,286,738	8,620,708	7,309,713	7,794,403	6,648,262

*See Item 17 – Financial Statements – Note 14

Dividends

We have never paid or declared dividends on our shares of common stock.

Exchange Rates

Our Financial Statements, as provided under Items 8 and 18 and all dollar amounts presented in this annual report, are presented in US dollars, unless otherwise expressly stated.  For comparison purposes, exchange rates into U.S. dollars are provided.  The following tables set forth the exchange rate as of the latest practicable date, high and low exchange rates for the months indicated and the average exchange rates for the reporting periods indicated, based on the noon U.S. dollar buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (Canadian Dollar = U.S. $1.01).

Exchange Rates for Canadian Versus U.S. Dollars

          The exchange rate as of December 31, 2010 was CDN $1.0054 per U.S. $1.00.

          The exchange rate as of July 15, 2011 was CDN $1.04 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low
June 2011	0.98	0.96
May, 2011	0.98	0.95
April, 2011	0.96	0.95
March, 2011	0.97	0.97
February, 2011	0.98	0.97

January, 2011	1.01	1.00
December, 2010	1.00	0.99

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2010	1.00
For the twelve months ended December 31, 2009	1.14
For the twelve months ended December 31, 2008	1.07
For the twelve months ended December 31, 2007	1.07
For the twelve months ended December 31, 2006	1.13

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

On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets to a private company controlled by the former president.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  As a result we have only recently commenced oil and gas exploration operations.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  We have yet to generate any revenues from operations.  There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.  Our future operating results will depend on many factors, including:

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

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above.  If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares trading on the OTC Markets.

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

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTC Markets.  Investors may find it difficult to sell their shares on the OTC Markets.

3.

If capital is not available to us to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is not sufficient to fund our anticipated operating needs of approximately $550,000 for the next twelve months.  We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from public and private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.

We are heavily dependent on Ron Daems, our CEO, President and Chairman.  The loss of Mr. Daems, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Ron Daems, whose knowledge, leadership and technical expertise would be difficult to replace.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not maintain any key person insurance on Mr. Daems.  If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time as we could hire a suitable replacement for Mr. Daems.

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

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved.  We may become subject to liability for pollution or hazards against which it cannot adequately insure or which it may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

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

12.

Our auditors’ opinion on our December 31, 2010 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $12,889,261 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2010.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the public or private sale of equity or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in next 12 months.  The operating losses will occur because there are expenses associated with the acquisition, exploration, and development of natural gas and oil properties which do not have any income-producing reserves.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

16.

Because we are in the exploration stage of operations of our business our securities are considered highly speculative.

We are in the exploration stage of our business.  As a result, our securities must be considered highly speculative.  We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties.  Our current properties are without known reserves of natural gas or oil.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional funds through loans from existing shareholders, the sale of our equity securities or strategic arrangement with a third party in order to continue our business operations.

17.

Since our Directors work for other natural resource exploration companies, their other activities for those other companies could slow down our operations or negatively affect our profitability.

Our Officer and Directors are not required to work exclusively for us and they do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their employment by such other companies.  Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

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

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•

that a broker or dealer approve a person's account for transactions in penny stocks; and

•

the broker or dealer  receives from the investor a written  agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended.  As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16(b) of the Exchange Act.  As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act.  Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us.  Accordingly, you may not be able to obtain information about us as you could obtain if we were not a “foreign private issuer”.

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

23.

Because we are organized under the Canada Business Corporations Act and all of our assets and our Officer and Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or our Officer and Directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States.  In addition, our Directors and Officer are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States.  As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officer or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officer predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.  There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officer predicated upon the securities laws of the United States or any state thereof.

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

There are other valuation methodologies which, if employed, may have yielded a higher fair market value for our assets which would have resulted in a larger taxable gain.  One such method is the "market capitalization method" where the implied value of our net assets is equal to the number of our common shares outstanding multiplied by the quoted market price of our common stock on the OTC Markets on the transaction date.  Had the market capitalization method been applied, the valuation of our assets would have been substantially higher (as much as $9.6 million higher as of the September 30, 2002 valuation date) than the value determined using the discounted cash flow method and would have yielded significant taxable capital gains and taxes owing as a result of the continuance.  Management assessed the two methods, but did not consider the "market capitalization method" an appropriate reflection of the value of our company as a whole.  Our Company's common stock as quoted on the

OTC Markets, had a small public float and was relatively thinly traded.  Because of these factors, we considered the quoted market price of our stock to be an unreliable measure of the fair value of our net assets and accordingly sought a more appropriate measure of value.

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

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. (formerly Stratabase) was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999.  We completed our initial public offering in February 2000.  Our headquarters are located at 918 16th Avenue, NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.  The telephone number is (403) 237-5443.  The Company’s web address is strataoil.com.  The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company has interests in a total of 18 oil sands leases located in Northern Alberta, Canada.

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

The Company currently has interests in oil sands properties located in the Peace River and Wabiskaw areas of Northern Alberta, Canada.  A description of the Company’s properties is set out below.

The Company is an exploration stage company and there is no assurance that a commercially viable oil or gas deposit exists on any of its properties.  Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

The Company originally had an interest in 43 oil sands leases in northern Alberta, Canada.  In December 2010, the Company sold 25 of its oil sands leases to an Alberta Company considered to be a related party by common Director and Officer.  As of December 31, 2010 the Company holds 17 leases in the in the Peace River oil sands area and 1 lease in the Athabasca oil sands area.

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

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property.  Our corporate offices are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.  The Company’s operational offices are located at 703 - 6th Avenue SW, Suite 410, Calgary, Alberta T2P 0T9.  The operational offices were leased over a 20 month period and expire December 30, 2011.  We believe that the facilities will be adequate for the foreseeable future.  All costs described in this section are stated in U.S. dollars as converted from Canadian dollars.  Accordingly, the costs may vary to some degree with the currency exchange rate.

OIL SANDS LEASES

The Company currently has an interest in 18 oil sands leases in northern Alberta, Canada.  17 of the leases are located in the Peace River oil sands area, and 1 lease is located in the Athabasca oil sands area.

Oil Sands Background

‘Oil Sands’ refer to unconsolidated, bitumen-saturated sands containing varying amounts of clay and rock material.  The bitumen content refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions.  As a result, it cannot be recovered from a conventional well the way lighter oil is most often produced.  The oil sands are contained in three major areas beneath an approximate 140,800 square kilometers (54,363 square miles) of north-eastern Alberta - an area larger than the state of Florida.  As of December 2002, according to the Alberta Department of Energy, these three areas, Athabasca/Wabiskaw, Peace River, and Cold Lake, contained 1.6 trillion barrels of bitumen in-place, of which 174 billion barrels are proven reserves that can be recovered using current technology.

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

There are some oil sands reservoirs where primary or “cold” production is possible.  The lighter bitumen in these areas can flow towards a well and bitumen production can be enhanced by the co-production of sand, thereby creating a down hole cavity around the well bore which facilitates the flow of oil towards the well.  This type of production technology is commonly called Cold Heavy Oil Production with Sand (“CHOPS”).  While this type of bitumen is marginally lighter and less viscous than the conventional bitumen found in mineable and other in-situ reserves, it is also slightly heavier than the conventional “Heavy Oil” reservoirs produced in the “heavy oil belt” region, located around the central Alberta - Saskatchewan border.  Another production technology, which may be suitable for some of the lighter oil sands reservoirs, is the use of horizontal well bores.  Horizontal production wells, which have been drilled up to more than 2 kilometers away from their surface locations, have been successfully applied to cold in-situ bitumen production, where it is suitable.  In general, open pit oil sands mines are found in central Athabasca deposits, while in-situ bitumen production technology is used in the Cold Lake, south Athabasca, and Peace River deposits, where the overburden thickness exceeds 50 meters.

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

Carbonate oil sands are an unconventional resource that remains almost untapped.  While much of the world now knows about Alberta’s vast oil sands resource, many people are unaware that a bitumen resource of similar magnitude is locked in carbonate rock.  According to a report by Petroleum Technology Alliance Canada (PTAC), 26% of Alberta’s bitumen resources are contained in carbonate rather than sand formations.  One northern Alberta carbonate formation alone — the Devonian-age Grosmont complex — has bitumen volumes in place comparable to the huge Athabasca oil sands deposit.  This comparison is made in the 176-page official history of the Alberta Oil Sands Technology and Research Authority (AOSTRA), the long-since disbanded provincial agency set up in 1974 to promote bitumen recovery technologies.  The history devotes four well-illustrated pages to bitumen carbonates.  The resource received serious attention during the AOSTRA years with a series of pilot tests running in the Grosmont formation between 1975 and 1987.  However, oil prices fell and funding was cut.  The remotely located and little known bitumen carbonates were largely forgotten until Royal Dutch Shell plc paid nearly $500 million for leases in 2006.

Contained in a roughly triangular 70,000 square-kilometer area of northern Alberta called the Carbonate Triangle, the deposits may be the most technically challenging of the province’s bitumen resources.  The basic difference between oil sands and bitumen carbonates is the former is bitumen mixed with unconsolidated sand, which can be either mined or produced from wells.  The latter, as the name implies, is bitumen in carbonate rock — both dense limestone and heavily karsted rock.  Grosmont bitumen is even heavier than the Athabasca bitumen and the reservoir is extremely variable, meaning that a single recovery method is unlikely to work throughout the formation.  The lack of understanding of the heterogeneous nature of the reservoir is the main hurdle for developing successful bitumen recovery schemes.  The bitumen is contained in a dual porosity system — both in the vugs (cavities or fractures) and in the rock matrix itself.  The vugs could potentially be good news in that they could conceivably improve permeability once the viscosity of the bitumen is raised by heat or other means, but bad news if they serve as channels for steam to escape from the area of interest.  In the karsted areas, these irregular cavities and tunnels are often the diameter of a man’s arm, and sometimes much larger.  According to the PTAC review of the pilot results, challenges of drilling through this karsted rock include the potential for loss of drilling fluids into the formation, and problems with the placement of cement to maintain a strong well-to-formation bond.

DROWNED AREA OIL SANDS LEASE

Acquisition of Interest

On September 7, 2005 the Company acquired a 100% interest in Alberta Oil Sands Lease #7400100011 (the ‘Drowned Property’).  The rights to the Drowned Property were acquired for a payment of CDN $25,000 (USD $20,635) as well as other closing costs of CDN$9,874 (USD $8,150).  The Drowned Property covers 512 hectares of land in the Drowned Area of the Wabiskaw oil sands in the West Athabasca area of Northern Alberta.  The lease gives the Company the right to explore the Drowned Property covered by the lease.

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

Alberta's project-based generic oil sands royalty regime operates on the principle of revenue minus cost.  Royalty is paid at one of two rates, depending on the project’s financial status.  The deciding factor is the project’s payout date.  A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs.  Before the payout date, the applicable royalty is 1% of the project’s gross revenue.  This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment.  It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project.  After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Drowned Property lies near the southern edge of the Wabiskaw Heavy Oil/Oil sands field in west Athabasca approximately 45km south of the town of Wabiskaw or 60km Northeast of Slave Lake.

Lease Number	Hectares	Townships	Range	Section

7400100011	512	75, 76	23	1 and 36

Drowned Project Lease Information

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada.  The lease is a fifteen year lease and expires on October 4, 2015.

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.52) per year	CDN $1,792 (USD $1,802) per year

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

The deposit lies above the western part of the Athabasca oil sands and extends westward somewhat beyond the McMurray Formation edge.  In many regions, the Wabiskaw is oil rich and it overlies the McMurray forming two stacked reservoirs.  Detrital matter arrived mainly from the west but mixed with a small component of sediments from the shield.  The bitumen is highly viscous and is at a depth of 100 to 700 meters.  The Wabiskaw is classified as the lowest Member of the Clearwater Formation and therefore overlies the McMurray Formation.  The reservoir and the thickness of oil saturated material vary from 0 to 10 meters.

Property Geology

Several pre-existing bore holes indicate that neither the Wabiskaw “A” sand nor the Wabiskaw “B” sand is present on the Company’s Drowned Property, although it appears that 0 to 4 meters of a thin bitumen-bearing Wabiskaw “C” sand may be present.  In addition, the McMurray Formation is present beneath the Wabiskaw and fills a local north-south oriented valley system incised into the older limestone basement.  These McMurray valley filled sediments appear to be complex, consisting mainly of water-bearing silts and clays, and hold only minor, discontinuous, bitumen-bearing sands of an unknown quality.  The Wabiskaw and McMurray sands lie at a depth of 550 to 600 meters and the Grand Rapids reservoir lies at a depth of 425 to 500 meters.

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.  The Company did not undertake any exploration work on the Drowned Property in 2010.

Planned Work by the Company for 2011

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2011 due to our limited funds.

PEACE RIVER OIL SANDS LEASES

The following are two maps showing the location of the Company’s 17 oil sands leases in the Peace River region of northern Alberta, Canada.

-118.0
-117.0
-116.0
56.5
56.5
PEACE
RIVER
56.0
56.0
-118.0
-117.0
-116.0
N
Strata Oil & Gas leases

-118.0
-117.0
-116.0
56.5
56.0
PEACE RIVER
GRIMSHAW
McLENNAN
Strata Oil & Gas leases
N

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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

June 15, 2006	3	4,864	CDN $17,024 / USD $17,116
October 19, 2006	4	3,584	CDN $12,544 / USD $12,612
November 2, 2006	4	5,632	CDN $19,712 / USD $19,818
January 11, 2007	4	4,608	CDN $16,128 / USD $16,216
January 24, 2007	2	2,304	CDN $8,064 / USD $8,107
	17	20,992	CDN $73,472 / USD $73,869

On December 20, 2010, the Company entered into an assignment and assumption agreement with an Alberta company, a related party by common Director and Officer, assigning an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements, pursuant to respective individual lease agreements with the Province of Alberta for the sale price of CDN $300,000 ($303,833).  The fair market value of CDN $300,000 was established through third party evidence and  recent sales comparables.  There was a loss recognized of $731,866 on the disposition of properties due to the combination of all acquisition costs and prior year’s annual lease payments being capitalized.

The Peace River Property consists of a total of 20,992 hectares of land in a region of northern Alberta known as Peace River.  The leases are subject to royalties payable to the government of Alberta.  Alberta's project-based generic oil sands royalty regime operates on the principle of revenue minus cost.  Royalty is paid at one of two rates, depending on the project’s financial status.  The deciding factor is the project’s payout date.  A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs.  Before the payout date, the applicable royalty is 1% of the project’s gross revenue.  This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment.  It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project.  After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Property lies in the Peace River oil sands field in Alberta approximate 40 to 50 kilometers northeast of the town of Peace River.  These holdings are situated near Cadotte Lake.

Peace River Project Lease Information

The Peace River Property is comprised of 17 leases with the government of the Province of Alberta, Canada.  All of the leases are for a 15 year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease.

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

Property Geology (Cadotte Leases)

Strata has focused its efforts on the bitumen resources contained in the Debolt/Elkton carbonate Carboniferous Formation and the Bluesky/Gething clastic Cretaceous Formation in the Cadotte area.  In particular, our exploration programs to date have focused on 29 sections in the Cadotte area located in Townships 86 and 87, Ranges 18 and 19W (the “Target Area”).

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

It is also most noteworthy that the bitumen enrichment is strongly influenced by the bedded nature and continuity of the sediments.  It is readily possible in many cases to show the same details of the enriched sequence in adjacent wells even when they are spaced a kilometer or more apart.  This has a very strong impact on the selection of data separation distances for the classification of resources; in this sequence an equivalent assurance of existence is achieved with much wider spacing of wells than that used in the classification of bitumen resources for the Cretaceous surface mineable oil sand deposits presently being explored and developed near Fort McMurray.

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

Planned Work by the Company for 2011

Strata intends to continue to discuss a variety of funding arrangements with potential partners in 2011, but until funding can be secured the Company's development plans will temporarily be put on hold.  Once financing has been secured, the Company plans to undertake an engineering and production testing/drilling program in the Cadotte target area.  The Company does not have any plans to undertake land acquisitions in 2011.

Estimated Resources of Bitumen

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X.

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007.  Strata had engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases.  On August 16, 2007 Norwest completed a technical report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases and on February 29, 2008 Norwest Questa Engineering Corporation  (“Norwest Questa”) of Golden, Colorado completed a report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada.  On April 28, 2010 Norwest completed a follow up report titled Cadotte Project – Resource Reclassification.  All of these reports are available to the public on the www.sec.gov web site.  All discussion in this section is qualified by reference to the three reports above and readers are advised to read the three technical reports in their entirety.

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

The amount of exploration drilling and testing on the Cadotte Target Area was sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource (the classification system was subsequently changed such that the Discovered Resource would now be called Discovered Petroleum Initially In-Place (PIIP)).  The classification of the Discovered Resource into Low, Best (Most Likely) and High categories was based on the following criteria:

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

PRELIMINARY FEASIBILITY STUDY OF THE CADOTTE LEASES, ALBERTA, CANADA – FEBRUARY 29, 2008

The preliminary feasibility report was prepared in compliance with Canadian National Instrument 51-101 guidelines for disclosure concerning oil and gas resources in Canada.  NI 51-101 requires that the procedures and criteria of the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook) be used for resource classification and these standards and criteria have been used in this report.  In this case it has been found that the estimate of potentially recoverable bitumen in the Cadotte Target Area at the time of the report could not be classified as a Contingent Resource.  The major factor was that there is no pilot project at the time that applied in-situ recovery methods to bitumen in a hardrock carbonate host that could be used as a demonstration of recoverability.  This meant that existing pilot projects in clastic hosts, which have different physical characteristics from carbonates, had to be used for performance prediction.  This additional risk prevented the “Contingent Resource” classification being made.  The additional factors that also prevented classification as a Contingent Resource include:

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

The analogy method was utilized to develop recovery factors that were applied to the OBIP estimates to obtain a low, most likely, and high estimate for potentially recoverable bitumen.  Several projects using technology similar to that expected to be implemented on the Cadotte leases were used as analogies for a bitumen recovery method and a resultant range of recovery factors.  Shell’s Carmon Project (“Carmon Creek”) was one of the primary analogies utilized by Norwest for the recovery factor estimates.  Norwest reviewed the Carmon Creek Project and concluded that some bitumen bearing stratigraphy on Strata’s land correlates with the same stratigraphy at Carmon Creek.  Over the last 25 years, Shell has tested numerous recovery methods at Peace River and has recently concluded that Horizontal Cyclic Steam (“HCS”) is the optimal recovery method for Carmon Creek.  The Preliminary Feasibility Study for Cadotte is based on the application of that method of extraction, as well as the Shell Carmon Project well layout and designs which were obtained from various public disclosure reports.

A production schedule was developed for the Cadotte leases over the key Target Area of twenty nine sections.  Each section, which has an area of one square mile, is about the same size as the Carmon Project pad and development block design.  Each pad and development block includes 20 wells of 1,400 m length, each of which is about 600 m in the vertical direction and 800 m horizontally.  In the design the pads are “brought on stream” over a four year build-up period.  The development block sequence is implemented such that the highest grade and thickest ore blocks are addressed first as long as the local infrastructure is able to service those areas.  During the main period of development, the daily production rate for the leases is about 56,000 barrels.  The production life for this schedule exceeds 20 years.  Cost estimates for this preliminary feasibility study were obtained from a review of public literature.

Based on the analogy method with an adjustment for difference between gross and effective OBIP calculations, Norwest Questa estimated the following recovery factors for application to the effective OBIP deterministic cases:

•

17 percent for the Low estimate

•

26 percent for the Most Likely estimate, and

•

38 percent for the High estimate.

Norwest Questa then applied the estimated recovery factors shown above to the effective OBIP estimates from the August 16, 2007 report, which is the in-place Best estimate at an 8 wt% grade cut-off, to obtain the Low, Most Likely, and High Resource estimates for the Cadotte Area.

On April 28, 2010 Norwest issued a report upgrading the resource classification to “Contingent Resources” from “Discovered Resources”, in accordance with the criteria and former classification scheme of the COGE Handbook.  The Resource Reclassification report prepared by Norwest is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as “Contingent”.  Geoff Jordan, P. Geol., Senior Geologist at Norwest Corporation prepared the Resource Reclassification report, is a qualified person as defined by National Instrument 51-101.

With the Cadotte Recoverable bitumen quantity classified as a Contingent Resource, it is a requirement for reporting to identify and list the contingencies.  These are as follows:

•

The company will have to develop a suitable Debolt Formation carbonate Pilot to demonstrate the technical and commercial viability of operating any specific planned in situ recovery method for this project.  The cost estimate for development of the project includes a provision for completing this work;

•

The company will have to obtain all of the legal permits necessary for the initiation of the project and for construction and operation of it;

•

The company will have to secure a suitable market for the bitumen;

•

The company will have to ensure that all of the environmental requirements, including those that relate to water usage and disposal are satisfied.

The 2010 Norwest Corporation report modified the classification of the resources, and not the quantities, to reflect the following recoverable portion of the effective OBIP estimates:

Contingent Resource for the Cadotte Area by Target Zone in millions of Stock Tank Barrels (MMSTB)
Formation	Low Estimate	Most Likely Estimate	High Estimate
Bluesky/Gething	N/A	N/A	39
Debolt	245	390	571
Elkton	N/A	127	245
Total	245	517	855

Om 2008 Norwest Questa conducted an initial economic evaluation of the Cadotte area, at a level of study consistent with that of a Preliminary Feasibility Study, based on the Most Likely potentially recoverable Discovered PIIP estimate of 517 MMSTB.  Based on a forecast price of $65 per barrel and constant costs, this Preliminary Feasibility economic analysis indicated that the development of the Cadotte area was economically viable with a net present value (discounted at 10%) of cash flows before income taxes of about $1.2 billion.

In 2010 Norwest Corporation completed a revised sensitivity analysis based on three different oil prices.  The assumptions utilized in the 2010 economic evaluation were based on a review of published public data for similar projects.  The analogy method was originally utilized to develop recovery factors that were applied to the original bitumen-in-place estimates to obtain a low, most likely, and high estimate for potentially recoverable bitumen.  Several projects using technology similar to that expected to be implemented on Strata's Cadotte Project were used as analogies for a bitumen recovery method and a resultant range of recovery factors.  See the table below for the 2010 revised sensitivity analysis:

Revised 2010 Summary of Economic Evaluations at Different Oil Price Assumptions ($US Billions)
Oil Price	Gross Oil Revenue	Net Investment	Total Operating Expenses	Crown Royalties	Cumulative Cash Flow	Cumulative Disc. (10%) Cash Flow	IRR
Constant $85 WTI	27.1	1.9	12.1	4.1	9.1	1.3	28%
Constant $75 WTI	22.2	1.9	12.1	2.4	5.8	0.6	20%
Constant $95 WTI	32.1	1.9	12.1	5.9	12.1	1.9	36%

Based on forecast prices and costs, this revised economic analysis indicates that the development of the Cadotte area is economically viable with a return on capital investment of 28% and Net Present Value (“NPV”) discounted at 10% of $1.3 billion.  At a WTI crude oil pride of $85 per barrel, the impact of the planned royalty change is only about a 1% reduction of return on capital investment.  At a constant $75 per barrel WTI price, the return on capital investment is just over 20%.  Based on the favorable results of the pre-feasibility and revised economic analysis, the Cadotte area warrants further evaluation including a pilot well test program and feasibility level project design and cost estimates.

This report is limited in scope to document only the potentially recoverable portion of the Contingent Resource, formerly referred to as Discovered Petroleum Initially In Place (Discovered PIIP), within the Target Area of the Cadotte properties.  This report does not attempt to place a Fair Market Value on that resource portion.

Norwest Corporation reserves the right to revise its opinions of all estimates of resources if new information is deemed sufficiently credible to do so.

The accuracy of any estimate is a function of available time, data, geological engineering, commercial interpretation, and judgment.  While the resource estimates presented herein are believed to be reasonable, they should be viewed with an understanding that additional analysis of new data may justify their revision and Norwest Corporation reserves the right to make such revisions.

Readers of this 20-F are advised to read the February 29, 2008 report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada, and the April 28, 2010 report titled Cadotte Project - Resource Reclassification that are publicly available on the www.sec.gov web site, was filed on March 6, 2008, and December 23, 2010 respectively, under cover of 6-K.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2010, 2009, and 2008.  These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2010	2009 As Restated*	2008
Expenses	$ (972,357)	$ (331,369)	$ (654,240)
Other income (expenses)	$ 4,474,395	$ (6,209,807)	$ 12,497
Income loss from continuing operations	$ 3,502,038	$ (6,541,176)	$ (641,743)
Income from discontinued operations	$ -	$ -	$ -
Net income ( loss)	$ 3,502,038	$ (6,541,176)	$ (641,743)
From continuing operations	$ 0.05	$ (0.10)	$ (0.01)
From discontinued operations	$ 0.00	$ (0.00)	$ (0.00)
After discontinued operations	$ 0.05	$ (0.10)	$ (0.01)
Weighted average number of common shares outstanding (in millions)	66.4	62.9	61.7
Diluted (in millions)	73.2	-	-

*See Item 17 – Financial Statements – Note 14

Year ended December 31, 2010 compared to the year ended December 31, 2009

RESULTS OF OPERATIONS

During the year ended December 31, 2010, we incurred a net income of $3,502,038 compared to a net loss of $6,541,176 for the year ended December 31, 2009, a change of $10,043,214.  Not including the non-cash changes in fair value derivative liability gain of $4,474,283 (2009 – loss of $6,210,218), and disposal of properties of $(731,866), the net loss for the period decreased $90,467 largely due to a reduction in consulting fees and rent.

For the year ended December 31, 2010, the Company recorded a gain for a change in fair value of derivative liability of $4,474,283 (2009 – loss $6,210,218). This item is a non-cash item and was recorded in accordance with the new accounting pronouncement of ASC 850-40-15. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. ASC 815-40-15 was effective for fiscal years beginning after December 15, 2008 and thus, upon its adoption on January 1, 2009, was applied to the Company’s outstanding equity instruments. See Note 14 of the financial statements for more information on the restatement

REVENUES

The Company did not earn any revenue for the year ended December 31, 2010, 2009 or 2008.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company incurred income from continuing operations of $3,502,038 for the year ended December 31, 2010 compared to a loss from continuing operations in 2009 of $6,541,176, an increase of $10,043,214.  Not including the non-cash fair value changes in the derivative liability as noted above, a large portion of the decrease in the loss from continuing operations relates to the recognition of $121,120 in consulting fees in 2010 compared to $234,127 in 2009 due to a decrease in salary paid to the former President in 2010.  Excluding the decrease of consulting services in 2010 and therefore lower expense due to less outside consulting service activities, stock-based compensation was $4,775 in 2010 compared to a compensation expense of $94,164 in 2009.  Office and sundry increased in 2010 to $36,920 from $2,325 in 2009 due mainly to a reversal of accrued liabilities of $47,483 recorded in the prior year.  Rent decreased in 2010 to $18,670 from $67,993 in 2009 as a result of the Company not incurring rent on office space in Calgary for the period October 31, 2009 to April 30, 2010.  Professional fees increased to $53,101 in 2010 from $17,430 in 2009.  The increase in professional fees is due to an overall increased level of Company activity in 2010 compared to 2009 resulting in an increased need in legal, audit related and accounting services.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2010 or 2009.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a gain of $4,474,283 relating to the change in fair value of derivative liability resulting from a lower fair value of the derivative liability as at December 31, 2010 compared to December 31, 2009. The decrease in derivative liability was from the cancelling of options, exercising of warrants and a lower option unit value due to deceased share price in 2010. See Note 4 of the Financial Statements.  The Company recorded a derivative liability in the amount of $2,418,748 upon adoption of FASB ASC 815 in 2009.  The Company determined the fair value of the derivative liability to be $2,004,159 as of December 31, 2010 based on an acceptable valuation model.  As a result of the changes in fair value, the Company recorded a change in the fair value of derivative liability of $4,474,283 to the statement of operations for the year ended December 31, 2010.  There is no impact on loss per share on adoption.

Year ended December 31, 2009 compared to the year ended December 31, 2008

RESULTS OF OPERATIONS

During the year ended December 31, 2009, we incurred a net loss of $6,541,176 compared to a net loss of $641,743 for the year ended December 31, 2008, an increased net loss of $5,899,433.  Not including the non-cash loss to the change in fair value derivative liability of $6,210,218, the net loss for the period decreased $310,785 largely due to less activity during the year in professional fees, rent and office and sundry.

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

CONTINUING OPERATIONS

The Company incurred a loss from continuing operations of $6,541,176 for the year ended December 31, 2009 compared to a loss from continuing operations in 2008 of $641,743, an increase in net loss of $5,899,433.  Not including the non-cash change in derivative liability, a large portion of the increase in the loss from continuing operations relates to the recognition of $234,127 in consulting fees in 2009 compared to $386,143 in 2008.  As well, office and sundry expense in 2009 was $2,325 compared to $125,805 in 2008.  Also, professional fees in 2009 were $17,430 compared to $37,741 in 2008 and interest and miscellaneous was $411 in 2009 compared to $12,497 in 2008.

A large portion of the balance of the 2009 net loss from continuing operations before other income and expenses is comprised of costs related to general and administrative activities.  Consulting expense decreased to $234,127 in 2009 from $386,143 in 2008 due to several factors including a decrease in salaries paid to our President, and the resignation of our Chief Financial Officer in September 2008, as well as the requirement for consulting work was reduced in light of  the world-wide economic downturn.  Excluding the effect of consulting expense, stock-based compensation was $94,164 in 2009 compared to $94,730 in 2008.  Office and sundry decreased in 2009 to $2,325 from $125,805 in 2008 due to several factors including a reversal of accrued liabilities of $47,483 recorded in a prior year,, lower Annual General Meeting costs as the Company completed much of the material handling in-house, lower travel costs, and lower costs related to printing and other promotional material.  Rent decreased in 2009 to $67,993 from $96,153 in 2008 as a result of recording ten months of rent on office space in Calgary whose lease began on October 15, 2007 and ended October 31, 2009.  Professional fees have decreased to $17,430 in 2009 from $37,741 in 2008.  The reduction is due to an overall lower level of Company activity in 2009 compared to 2008 resulting in a decreased need in legal and accounting services.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2010 or 2009.

INTEREST AND OTHER INCOME (EXPENSE)

Interest and miscellaneous income decreased to $411 in 2009 from $12,497 in 2008 due to a guaranteed investment certificate that earned interest in 2008 and matured in February 2009 as well lower average cash balances and lower interest rates in 2009 compared to 2008.

Included in other income (expense) is an expense of $6,210,218 relating to the change in fair value of derivative liability explained in Note 4 of the Financial Statements. The Company recorded a derivative liability in the amount of $2,418,748 upon adoption of FASB ASC 815 during the year. The Company determined the fair value of the derivative liability to be $7,218,501 as of December 31, 2009. As a result of the changes in fair value, the Company recorded a charge to the change in the fair value of derivative liability of $6,210,218 to the statement of operations for the year ended December 31, 2009. There was a change in basic and diluted loss per share as a result of the restatement in the derivative liability. See Note 14 of the Financial Statements for more details

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2010	2009	2008
Cash and cash equivalents	$ 151,284	$ 79,447	$ 121,776
Working capital (deficit)	(42,122)	(21,814)	48,930
Net cash provided by (used in)
Operating activities	224,383	(285,977)	(602,263)
Investing activities	96,649	(180,251)	(1,015,262)
Financing activities	200,000	413,750	1,760,000

As of December 31, 2010, we had $151,283 in cash, an increase of $71,836 from December 31, 2009.  The increased cash balance is due mainly to the receipt of $303,833 from the proceeds of sale of oil and gas properties (see note 6) in 2010.  Management estimates that the Company will require approximately $550,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2011.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash provided by operating activities during the twelve months ended December 31, 2010 was $224,383 compared to $(285,977) in 2009.  A significant reason for the decrease in cash used for operations was due to less activity during the year.  The Company recorded a non-cash amount of $(4,474,283) relating to a change in the fair value derivative on adoption of a new accounting standard, as well as a non-cash amount of $731,866 relating to a loss on disposal of properties.  See Notes 3, 4, and 5 of the financial statements for more details.  Not including the $(4,474,283), and the $731,866 the comparative loss decrease in part was due to a consulting expense decrease to $121,120 in 2010 from $234,127 in 2009 which arose from a decrease in salaries paid to our President, as well as the requirement for consulting work was reduced due to less operational activity.  Excluding the effect of consulting expense, stock-based compensation was $4,775 in 2010 compared to an expense $94,164 in 2009.  Office and sundry increased in 2010 to $36,920 from $2,325 in 2009 due to several factors including a reversal of accrued liabilities of $47,483 recorded in a prior year, lower Annual General Meeting costs as the Company completed much of the material handling in-house, and lower costs related to printing and other promotional material.  Rent decreased in 2010 to $18,670 from $67,993 in 2009 as a result of the company not incurring rent on office space in Calgary for the period October 31, 2009 to April 30, 2009.  Professional fees increased to $53,101 in 2010 from $17,430 in 2009.

Investing activities in 2010 and 2009 of $96,649 and $(180,251) respectively related primarily to the proceeds from sale of oil & gas properties (Note 6).  Cash from financing in 2010 totaled $200,000 relating to proceeds from the exercise of share purchase warrants.  Cash from financing in 2009 totaled $413,750 relating to proceeds from the exercise of share purchase warrants.

Net cash used in operating activities during the twelve months ended December 31, 2009 was $285,977 compared to $602,263 in 2008.  A significant reason for the decrease in cash used for operations was due to less activity during the year. Although net loss in 2009 ($752,938) compared to 2008 ($641,743) was higher, in 2009, the Company recorded a non-cash amount of $6,210,218 relating to a change in the fair value derivative on adoption of a new accounting standard.  See Notes 3 and 4 of the financial statements.  Not including the $421, 980, the comparative loss decrease in part was due to a consulting expense decrease to $234,127 in 2009 from $386,143 in 2008 which arose from a decrease in salaries paid to our President, and the resignation of our Chief Financial Officer in September 2008, as well as the requirement for consulting work was reduced in light of the world-wide economic downturn.  Excluding the effect of consulting expense, stock-based compensation was $94,164 in 2009 compared to $94,730 in 2008.  Office and sundry decreased in 2009 to $2,325 from $125,805 in 2008 due to several factors including a including a reversal of accrued liabilities of $47,483 recorded in a prior year,, lower Annual General Meeting costs as the Company completed much of the material handling in-house, and lower costs related to printing and other promotional material.  Rent decreased in 2009 to $67,993 from $96,153 in 2008 as a result of recording ten months of rent on office space in Calgary whose lease began on October 15, 2007 and ended October 31, 2009.  Professional fees have decreased to $17,430 in 2009 from $37,741 in 2008.  The reduction is due to an overall lower level of Company activity in 2009 compared to 2008 resulting in a decreased need in legal and accounting services.  The primary factor relating to the change was the reduction of accounts payable due a reversal of accrued liabilities of $47,483 recorded in a prior year.  The secondary factor was the overstatement of audit fee accruals for the year.

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

We had cash of $151,283 as of December 31, 2010.  We anticipate that we will incur through the end of our next fiscal year:

•

$100,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•

$450,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2011 our most significant expense is expected to be for the exploration of our oil and gas properties.  During 2010 we received $200,000 in proceeds from the exercise of share purchase warrants, and $303,833 from proceeds on the sales of oil & gas properties (Note 5) at the financial statements. Subsequent to year end we received $300,000 from four private placements.  Even with this additional cash, we believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.  If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us.  If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

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

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.  During the year ended December 31, 2010 a property impairment was recorded in relation to disposal of non-core oil and gas leases of $731,866. No property impairment adjustments were recorded in 2009 or 2008.

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.  The Company has recorded an asset retirement obligation at December 31, 2010 and 2009 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate.  At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary.  The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed.  Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  For non-employees, such amount is revalued on a quarterly basis.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees.  Because our Company has only recently become an oil and gas exploration company, the expected volatility is based on comparable junior oil and gas companies who granted similar term options.  These estimates involve inherent uncertainties and the application of management judgment.  An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2010.

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

See Note 14 of the financial statements for more information on the restatement of the December 31, 2009 financial statements.

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

See Item 4.B Business Overview and 5.A Operating Results.

D. Trends

No disclosure necessary.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2010 and December 31, 2009 or of the date of this report.

F.  Contractual obligations

The following table list contractual obligations at December 31, 2010.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$ 7,207	$ 1,802	$ 3,603	$ 1,802	$ 0
Peace River property leases	763,013	73,869	147,738	147,738	393,668
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$770,220	$75,671	$151,341	$149,540	$393,668

The Drowned Property is comprised of a single lease with the government of the Province of Alberta, Canada requiring annual lease payments of $1,802.  The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of $73,869.  The leases are fifteen year leases that begin expiring on December 15, 2020.

At December 31, 2010, the Company had trade payables and accrued liabilities of $93,279.  All of these obligations are due in less than one year.

At December 31, 2010, the Company had a derivative liability of $2,004,159 that relates to equity instruments with an exercise price in a different currency than the Company’s functional currency (see Note 4 and 14 in the financial statements).

Recent Accounting Pronouncements:

ASC No. 2010-03

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-03, Extractive Activities Oil and Gas (Topic 932) — Oil and Gas Reserve Estimation and Disclosures, and in April 2010 issued ASU 2010-14, Accounting for extractive activities — Oil and Gas —Amendments to paragraph 932-10-599-1, to align the oil and gas reserve estimation and disclosure requirements of FASB ASC Topic 932, Extractive Activities — Oil and Gas, with the requirements in the SEC’s new oil and gas reporting requirements. The ASU is effective for the Company for the fiscal year ended December 31, 2010.

ASU No. 2010-04

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU No. 2011-04) “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure.

Requirements in U.S. GAAP

ASU No. 2011-04 amends Topic 820 in two ways. Specifically, some of the amendments clarify how to apply the existing fair value measurement and disclosure requirements, while some of the amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. ASU No. 2011-04 does not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 supersedes much of the guidance in ASC Topic 820, but also clarifies existing guidance and changes certain wording in order to align ASC Topic 820 with IFRS 13. The Company’s adoption of this policy will not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and designers upon whose work the Company is dependent of Strata are as follows:

Name	Position	Position Held Since
Ron Daems	President, Chief Executive Officer, Secretary, Director	July 19, 2010
Pratt Barndollar	Director	October 12, 2005

The following summarizes certain biographical data concerning the directors and senior management of Strata:

RON DAEMS, age 43, brings extensive financial and resource industry experience to Strata Oil & Gas Inc.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company and is currently a Director of Power Oil and Gas Inc., Giant Oil & Gas Inc., and Rush Metals Corp.

PRATT BARNDOLLAR, age 52, is an experienced geophysicist who has served as senior geoscience manager and interpreter for large and small oil companies during the span of his career.  He has broad US and international experience in prospect evaluation, operations and planning and currently holds the position of Manager, Exploration Planning at Talisman Energy Inc.  Between 2006 and 2008 he was Vice President, Exploration of Napa Energy Ltd.  Mr. Barndollar served as Chief Geophysicist and Exploration Portfolio Manager for Devon Energy between 2002 and 2005, Senior Geophysicist for Samson Canada between 2000 and 2002, Chief Geophysicist for Apache Canada between 1997 and 2000, and Senior Explorer and Project Leader for Phillips Petroleum between 1982 and 1997.  Mr. Barndollar earned two Bachelor of Science degrees from Kansas State University, in Geophysics and Civil Engineering.  His professional affiliations include the Association of Professional Engineers, Geologists, and Geophysicists of Alberta; Texas Board of Professional Geoscientists; American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Society of Exploration Geophysicists.

Our Directors have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal.

There are no family relationships between any Directors or the Executive Officer. There are no arrangements or understandings pursuant to which any Director or member of senior management was selected as a Director or member of senior management.

B. Compensation

The following table shows compensation paid to the Company’s executives for the fiscal year ended December 31, 2010.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Ron Daems(1)	Director, CEO, President and Secretary,	2010	$12,968	0	0	0	0	0	0
Manny Dhinsa(2)	Director, President, Secretary, and Treasurer	2010	$13,162	0	0	0	0	0	0

(1)

Ron Daems was appointed Director, Chief Executive Officer, President and Secretary on July 19, 2010.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

(2)

Manny Dhinsa was appointed to his position on August 19, 2005 and did not receive any salary or fees in 2005.  Commencing May 15, 2006, Mr. Dhinsa has received CDN$10,000 (USD $9,515) per month in consulting fees.  Commencing August 1, 2008, Mr. Dhinsa agreed to amend his compensation arrangement whereby he is compensated based on an hourly rate.  Mr. Dhinsa was granted 800,000 stock options exercisable into common shares at $0.11 per option until expiry on August 24, 2015.  On March 19, 2007, Mr. Dhinsa was granted an additional 200,000 options exercisable into common shares at a price of $0.61 per option until March 19, 2017.  On July 19, 2010, the Company held its Annual General Meeting, accordingly, it was resolved that Mr. Dhinsa was not re-elected as Director, President, Secretary and Treasurer of the Corporation by shareholder vote and all stock options were subsequently terminated as per the stock option agreement.

Stock Options Outstanding at December 31, 2010

Name	Number of Options Outstanding	Grant Date	Expiration Date	Exercise Price per Option	Market Value of Securities Underlying Options on Date of Grant(3)	Number of Securities Underlying Unexercised Options, Exercisable	Number of Securities Underlying Unexercised Options, Unexercisable	Grant Date Fair Value of Stock Options(4)

Pol Brisset(1)	134,000	8/24/05	8/24/15	$0.11	$0.11	134,000	-	37,700

Pratt Barndollar(2)	100,000	7/24/08	7/24/18	$0.74	$0.74	60,000	40,000	67,700

(1) Pol Brisset was granted 400,000 options on August 24, 2005, vesting in equal installments of 66,666 every six months commencing February 24, 2007 and ending August 24, 2008.  He exercised 266,000 stock options during 2007.

(2) Pratt Barndollar was granted 100,000 options on July 24, 2008 that vest as to 30,000 on July 24, 2009, 30,000 on July 24, 2010, and 40,000 on July 24, 2011.

(3) The exercise price of the Company’s stock option grants is determined based on the closing share price of the Company’s common stock as quoted on the OTC Markets on the date of grant.

(4) The figures in this column represent the grant date fair value of stock option grants as determined using the Black-Scholes model.  For more information regarding the assumptions used to value stock option grants, please refer to Note 3 of the Company’s audited financial statements for the fiscal year ended December 31, 2010 filed with this Form 20-F.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by Executive Officer of the Company in Fiscal 2010 to compensate such Officer in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.  However, effective August 1, 2008, the Company amended the compensation arrangement with its President of the Company and has agreed to pay for his services based on a needed basis and on an hourly rate.

On July 19, 2010, the Company held its Annual General Meeting, accordingly, it was resolved that Mr. Dhinsa was not re-elected as Director, President, Secretary and Treasurer of the Corporation by shareholder vote and all stock options were subsequently terminated as per the stock option agreement.

C. Board Practices

6.C.1.  Terms of Office.

Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Daems, Chairman of the Board, President, Secretary, and CEO supervises the company's operations.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company  to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. Mr. Barndollar has a service contract providing for payment of CDN $500 per month for his services as Directors of our Company.  The agreement is to remain in effect as long as the respective individual continues to serve as a Director.  The agreement does not provide for any termination benefits of any kind.  No director fees were recorded during the year due to the reduced activity of the Company and the limited involvement of the Directors throughout the year.

On July 19, 2010, due to shareholder vote Mr. Brisset was not re-elected as Director of the Company and therefore his service agreement has been terminated.

On February 01, 2011, Mr. Perity resigned as Director of the Company and therefore his service agreement has been terminated.

6.C.3.  Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company.  The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same.  The Audit Committee also oversees the annual audit process, the Company's internal accounting controls, any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors.  The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors.  The Audit Committee meets on an as needed basis.  Currently the Board of Directors functions as the audit committee.

6.D.  Employees

The Company had no full-time employees for the year ended December 31, 2010, 2009 and 2008.  It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives.  We currently outsource to outside engineers, geologists and consultants on an as-needed basis.

E. Share Ownership

The table below indicates as of July 15, 2011 the share ownership of each of our officers and directors and all of our officers and directors as a group.  Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership"

concepts under the rules of the Securities and Exchange Commission.  Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security.  The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days.  Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 69,203,709 shares of common stock issued and outstanding as of July 15, 2011, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers and Directors	Number of Shares		Beneficial Ownership (%)

Ron Daems	3,441,000		4.97%
Pratt Barndollar	100,000	(1)	*
All Directors and Executive Officers as a Group (2 persons)	3,541,000		5.12%

* Represents less than 1%.

(1) Includes stock options to purchase up to 100,000 shares of our common stock, exercisable within sixty days.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates as of July 15, 2011 the share ownership of any persons or entity that is the beneficial owner of more than 5% of our outstanding common stock.

Major Shareholders	Number of Shares	Beneficial Ownership (%)

Trevor Newton	5,690,628	8.22%

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

In 2010 Trevor Newton was identified as a major shareholder with a beneficial ownership of the common stock of the company of 8.22%.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On July 15, 2011, the Company had one hundred thirty-two (132) registered shareholders representing 26,273,285 shares.  Of these, twenty-one (21) registered shareholders representing 22,454,477 have addresses in Canada.

7.A.4.  Change of Control of Company Arrangements.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

The Company amended the compensation arrangement with its past President and has agreed to pay for his services based on a needed basis and on an hourly rate.  Due to the shareholder vote in 2010, the President was not re-elected and no longer receives compensation from the Company.  Total compensation expense paid to the former president of $13,162 (2009 - $12,775, 2008 - $172,165) has been recognized as consulting fees for the year ended December 31, 2010.

Mr. Daems, Chairman of the Board, President, Secretary, and CEO supervises the company's operations.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company  to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. Total compensation expense to the current president of $12,968 has been recognized as consulting fees for the year ended December 31, 2010.

On December 20, 2010, the Company entered into an assignment and assumption agreement with an Alberta company, a related party by common Director and Officer, assigning an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements, pursuant to respective individual lease agreements with the Province of Alberta for the sale price of CDN $300,000.  Fair market value of CDN $300,000 was established through third party evidence and matched with recent sales comparables of leased properties with similar characteristics to and in close proximity to our leases.  There was a loss recognized of $731,866 on the disposition of properties due to the combination of all acquisition costs and prior year’s annual lease payments being capitalized.

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2010 or 2009.

Amounts Owing to Senior Management/Directors

At December 31, 2010, $Nil (2009 -$2,807) were owing to senior management, Directors and company’s controlled by Directors.  Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

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

Management has concluded, and the Board of Directors concur that the new accounting pronouncement of ASC 815-40-15 was not properly adopted on January 1, 2009. Therefore, we are restating previously issued financial statements to properly record the year end amount of the derivative liability on the balance sheet, the amounts of net loss for the year and loss per share and the opening deficit for the fiscal year 2009, the amounts of common shares and additional paid-in capital on the statement of stockholders’ equity. These adjustments result in an increase of $5,788,238 in net loss to $6,541,176 for the year ended December 31, 2009, an increase in accumulated deficit of $5,927,970 to $19,140,089, an increase in additional paid-in capital of $113,980 to $10,918,265, a decrease in share capital of $723,591 to 9,162,437 and an increase in current liabilities of $6,537,581 to $7,284,197. This restatement has no effect on our cash flows.  See Note 14 of the Financial Statements for more information

Audited Financial Statements:

Fiscal years ended December 31, 2010, 2009 and 2008.

8.A.7.  Legal/Arbitration Proceedings

We are subject to legal proceedings and claims incidental to the conduct of our business from time to time. On November 17, 2010, we received a statement of claim filed in the Court of the Queen’s Bench of Alberta against the Company. The plaintiff alleges that the Company is indebted to the Plaintiff in the sum of $34,190 ($34,898 Canadian dollars) for goods and services rendered by the Plaintiff. We believe this claim is without merit and intend to vigorously defend it.

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

1.

Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2010	$0.52	$0.11
2009	$0.76	$0.12
2008	$1.54	$0.10
2007	$1.74	$0.25
2006	$3.98	$0.44

2.

High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2010	Fourth Quarter of 2010	$0.31	$0.11
	Third Quarter of 2009	$0.16	$0.26
	Second Quarter of 2009	$0.41	$0.25
	First Quarter of 2009	$0.50	$0.40
2009	Fourth Quarter of 2009	$0.53	$0.36
	Third Quarter of 2009	$0.76	$0.43
	Second Quarter of 2009	$0.55	$0.14
	First Quarter of 2009	$0.21	$0.12

3.

High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
June 2011	$0.18	$0.13
May 2011	$0.19	$0.17
April 2011	$0.23	$0.16
March 2011	$0.27	$0.21
February 2011	$0.35	$0.23
January 2011	$0.36	$0.22

B.   Plan of distribution.

Not applicable.

C.   Markets.

In July 2000, our common stock began trading on the Over the Counter Bulletin Board sponsored by the National Association of Securities Dealers, Inc. under the symbol "SBSF.OB".  Subsequent to our continuance to Canada, our symbol was changed to “SBASF.OB”.  On June 29, 2005, the shareholders approved the sale of the Company’s software assets as well as approved the Company’s change of business to oil and gas exploration.  Subsequent to the meeting, the Company’s symbol was changed to “SOIGF.OB”.  The Over the Counter Bulletin Board is maintained by the NASDAQ Stock Market, but does not have any of the quantitative or qualitative standards such as those required for companies listed on the NASDAQ Small Cap Market or National Market System.

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB.  The OTC Markets launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations.  Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC.  Although, the entire Over the Counter is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums.  The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB.  Over the Counter quotes can be found at www.otcmarkets.com and the companies trading on the OTCQB have the exact same standards as the OTCBB.  Effective February 22, 2011, through progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTC:QB.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On July 14, 2010, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.04.  This exchange rate is based on the noon buying rates in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the “Exchange Act”), the Company’s management carried out an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures as of December 31, 2010, being the date of the Company’s most recently completed fiscal year end.  This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Mr. Ron Daems.  Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures are not effective due to the material weakness noted in the Internal Controls over Financial Reporting below.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  Management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2010 due to the following material weakness:

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

•

In connection with the restatement, under the direction of the company’s management, we have re-evaluated certain disclosure controls and procedures and have identified an additional material weakness in our disclosure controls and procedures relating to the recognition of new accounting pronouncements and assessment of their potential impact on our financial statements. To remedy this situation we plan to hire an additional consultant to help identify and determine the accounting impact of new accounting pronouncements.

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

Attestation Report of Registered Public Accounting Firm

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to permanent rules of the SEC that permit the Company to provide only management’s report in this annual report.

Changes in Internal Controls over Financial Reporting

During the most recently completed fiscal year ended December 31, 2010, the Company reduced its staff and as a result, a limitation in the segregation of duties occurred.  This weakness has been reported by the Company.

Item 16A. Audit Committee Financial Expert

The Company’s Audit Committee consists of two directors, all of whom are financially literate and knowledgeable about the Company’s affairs.  Mr. Ron Daems is the audit committee’s financial expert member as an experienced business manager.

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

Item 16C. Principal Accountant and Fees

BDO Canada LLP has served as the Company’s Principal Accountant since April 30, 2003.  Their pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2010 (1)(2)	Fiscal year ending December 31, 2009 (1)
Audit Fees	$33,000	$39,322
Audit Related Fees	-	6,904
Tax Fees	-	-
All Other Fees	-	-
	$33,000	$46,226

(1)

As of December 31, 2010, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.

(2)

Estimated to date for the year ended December 31, 2010

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

Strata Oil & Gas Inc.

(An Exploration Stage Company)

FINANCIAL STATEMENTS

December 31, 2009 and 2008

(Stated in US Dollars)

Strata Oil & Gas Inc.

 (An Exploration Stage Company)

Financial Statements

December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

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

E-mail:  vancouver@bdo.ca

www.bdo.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Stockholders,

Strata Oil & Gas Inc.

(An Exploration Stage Company)

We have audited the accompanying balance sheets of Strata Oil & Gas Inc. (the “Company”) (An Exploration Stage Company) as at December 31, 2010 and 2009, and the statements of operations and comprehensive income (loss), cash flows and changes in stockholder’s equity for the years ended December 31, 2010, 2009 and 2008 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with generally accepted accounting principles in the Unites States, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years ended December 31, 2010, 2009 and 2008 and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2010 in accordance with accounting principles generally accepted in the United States.

Explanatory paragraphs

Going concern

Without qualifying our opinion, we draw attention to Note 2 in the financial statements, which indicates that the Company has an accumulated deficit during the exploration stage of $12,889,261 as at December 31, 2010 and is expected to continue to incur losses in the foreseeable future.  These conditions, along with other matters as set forth in Note 2, indicate the existence of a material uncertainty that casts substantial doubt upon the Company’s ability to continue as a going concern.

Restatement

Without modifying our opinion, we draw your attention to Note 14 of the accompanying financial statements which explains that the financial information for the year ended and as at December 31, 2009 have been restated to correct the accounting treatment of share purchase warrants, which should have been classified as financial liability instruments instead of equity instruments. This error in classification of warrants resulted in the understatement of the derivative liability, accumulated deficit and net loss for the year ended December 31, 2009.

/s/ BDO Canada LLP Chartered Accountants

Vancouver, Canada
July 15, 2011

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	DECEMBER 31

	2010	2009
Assets		Re-stated Note 14
Current
Cash	$151,283	$79,447
Receivables	42,468	43,106
Prepaid expenses	8,689	716
Total current assets	202,440	123,269
Deposits	114,139	94,533
Office equipment, net (Note 3)	2,244	4,467
Oil and gas property interests (Note 5)	7,967,915	8,398,439
Total Assets	$8,286,738	$8,620,708

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable (Note 7)	$43,673	$32,194
Accrued liabilities	49,606	33,442
Derivative liability (Note 4)	2,004,159	7,218,561
Total current liabilities	2,097,438	7,284,197
Asset retirement obligations (Note 6)	119,041	104,653
Total Liabilities	2,216,479	7,388,850
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 66,864,423 shares issued and outstanding at December 31, 2010 (2009 - 65,131,088)	9,984,571	9,162,437
Additional paid-in capital	11,041,025	10,918,265
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(12,889,261)	(16,391,299)
Accumulated other comprehensive income (loss)
Foreign currency translation adjustments	682,714	291,245
Total stockholders’ equity	6,070,259	1,231,858
Total Liabilities and Stockholders’ Equity	$8,286,738	$8,620,708

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	FOR THE YEAR ENDED DECEMBER 31
				From July 1, 2005 (the date of entering into exploration stage) to
	2010	2009	2008	DECEMBER 31, 2010
Expenses		Re-stated Note14
Salaries and benefits	$-	$ -	$-	$67,335
Professional fees	53,101	17,430	37,741	281,903
Office and sundry	36,921	2,325	125,805	467,418
Rent	18,670	67,993	96,153	225,439
Consulting fees (including $4,775, $94,164, and $94,730 of stock-based compensation expense for 2010, 2009 and 2008 respectively (Notes 3 and 7))	121,120	234,127	386,143	9,504,358
Transfer agent fees	112	240	640	12,715
Loss on disposal of properties (Note 5)	731,866	-	-	731,866
Accretion expense (Note 6)	8,344	7,029	5,738	21,111
Depreciation	2,223	2,225	2,020	13,466
	(972,357)	(331,369)	(654,240)	(11,325,611)

Other income (expenses)
Interest and miscellaneous income	112	411	12,497	138,099
Interest expense	-	-	-	(26,444)
Loss on disposal of shares	-	-	-	(37,736)
Gain on settlement of loan	-	-	-	115,343
Change in fair value of derivative liability (Note 4)	4,474,283	(6,210,218)	-	(1,735,935)

	4,474,395	(6,209,807)	12,497	(1,546,673)
Income (loss) from continuing operations	3,502,038	(6,541,176)	(641,743)	(12,872,284)
Income (loss) from discontinued operations	-	-	-	122,755
Net income (loss) for the period	3,502,038	(6,541,176)	(641,743)	(12,749,529)
Other comprehensive income (loss)
Foreign currency translation adjustments	391,469	1,172,706	(1,473,542)	712,530
Comprehensive income (loss)	$3,893,507	$ (5,368,470)	$(2,115,285)	$(12,036,999)
Basis and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$0.05	$ (0.10)	$(0.01)
Diluted income (loss) per common share	$0.05	$ (0.10)	$(0.01)
Basic weighted average number of shares outstanding	66,437,025	62,881,499	61,742,787
Diluted weighted average number of shares outstanding (Note 8)	73,223,918	62,881,499	61,742,787

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLERS’ EQUITY

 (Expressed in US Dollars)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares (1)	Amount	Capital	Deficit	Loss	Equity

Balance, July 1, 2005	43,667,888	$339,668	$2,556,753	$(2,748,790)	$(29,816)	$117,815
Private placement common stock issuances for cash, November 2005 (Note 8)	560,000	210,000	-	-	-	210,000
Issuance of common shares as collateral for a loan	240,000,000	-	-	-	-	-
Cancellation of common shares upon repayment of the loan	(240,000,000)	-	-	-	-	-
Stock-based compensation	-	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	-	(1,866,518)	(390)	(1,866,908)
Balance, December 31, 2005	44,227,888	549,668	4,248,424	(4,615,308)	(30,206)	152,578
Private placement common stock issuances for cash, June 2006 (Note 8)	500,000	1,000,000	-	-	-	1,000,000
Stock option exercises Feb to Aug 2006	7,324,000	5,151,990	-	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	-	508,860
Stock-based compensation	-	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	-	(6,747,405)	(328,092)	(7,075,497)
Balance, December 31, 2006	56,575,088	7,210,518	10,994,542	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	-	337,500
Stock option exercises Sept to Nov 2007	1,166,000	164,260	-	-	-	164,260
Stock-based compensation	-	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income	-	-	-	(454,725)	950,379	495,654
Balance, December 31, 2007	59,861,088	7,712,278	10,874,391	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008 (Note 8)	320,000	60,000	-	-	-	60,000
Private placement common stock issuances for cash, January 2008 (Note 8)	1,700,000	1,700,000	-	-	-	1,700,000
Stock-based compensation (Note 3)	-	-	94,730	-	-	94,730
Net loss and comprehensive loss	-	-	-	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	$9,472,278	$10,969,121	$(12,459,181)	$(881,461)	$7,100,757

Cumulative adjustment (Note 14)	-	(2,020,016)	(259,000)	(139,732)	-	(2,418,748)
Warrant exercises Jun- Nov 2009 (Note 8)	3,250,000	413,750	-	-	-	413,750
Derivative liability adjustments (Note 4)	-	1,296,425	208,144	-	-	1,504,569
Net loss and comprehensive income (loss)	-	-	-	(6,541,176)	1,172,706	(5,368,470)

Balance, December 31, 2009 (restated Note14)	65,131,088	$9,162,437	$10,918,265	$(19,140,089)	$291,245	$1,231,858

Warrant exercises March 2010 (Note 8)	1,733,335	200,000	-	-	-	200,000
Derivative liability adjustments (Note 4)	-	622,134	122,760	-	-	744,894
Net income and comprehensive income	-	-	-	3,502,038	391,469	3,893,507

Balance, December 31, 2010	66,864,423	$9,984,571	$11,041,025	$(15,638,051)	$682,714	$6,070,259

(1) Reflects the 2:1 forward stock splits completed on May 11, 2006 and on October 8, 2007.  See Note 8.

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				FROM
	FOR THE YEARS ENDED DECEMBER 31			July 1, 2005 (the date of entering into exploration stage) to
	2010	2009	2008	DECEMBER 31, 2010
Cash flows from operating activities		Restated Note 14
Net income (loss)	$3,502,038	$(6,541,176)	$(641,743)	$(12,749,529)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,223	2,225	2,020	13,466
Stock option compensation expense	4775	94,164	94,730	8,511,307
Accretion expense	8,344	7,029	5,738	21,111
Loss on disposal of shares	-	-	-	37,736
Gain on settlement of loan	-	-	-	(115,343)
Gain on sale of software	-	-	-	(130,000)
Reversal of liability	-	(47,483)	-	(47,483)
Change in fair value of derivative liability (Note 4)	(4,474,283)	6,210,218	-	1,735,935
Loss on disposal of oil and gas properties	731,866	-	-	731,866
Change in assets and liabilities:
Receivables	638	3,682	(24,055)	(38,807)
Prepaid expenses	(7,973)	-	-	(6,343)
Accounts payable	(8,175)	918	(28,663)	27,845
Accrued liabilities	16,164	(15,554)	(10,290)	45,307
Net cash used in operating activities	(224,383)	(285,977)	(602,263)	(1,962,932)

Cash flows from investing activities
Deposits	(19,606)	-	(77,937)	(114,139)
Acquisition of oil and gas interests	(187,578)	(180,251)	(937,235)	(7,894,833)
Proceeds from the sale of oil and gas properties (Note 5)	303,833			303,833
Acquisition of office equipment	-	-	-	(10,103)
Proceeds on the sale of investments	-	-	-	77,607
Proceeds on the sale of software	-	-	-	130,000
Net cash used in investing activities	96,649	(180,251)	(1,015,172)	(7,507,635)

Cash flows from financing activities
Proceeds from the issuance of common stock	-	-	1,700,000	2,910,000
Proceeds from the exercise of stock options	-	-	-	5,316,250
Proceeds from the exercise of warrants	200,000	413,750	60,000	1,520,110
Proceeds from loan financing	-	-	-	1,020,000
Repayment of loan financing	-	-	-	(1,020,000)
Net cash provided by financing activities	200,000	413,750	1,760,000	9,746,360
Foreign exchange effect on cash	(430)	10,149	(48,662)	(254,507)
Net increase (decrease) in cash	71,836	(42,329)	93,903	21,286
Cash, beginning of period	79,447	121,776	27,963	129,997
Cash, end of period	$151,283	$79,447	$121,866	$151,283
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-	$-	$26,444
Income taxes	-	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$-	$-	$-	$115,343
Accounts payable related to oil and gas properties interests	$19,655	$7,405	$205,225	$24,160
Asset retirement obligation	$-	$-	$14,305	$82,868

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

2.

ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company only commenced its oil and gas exploration activities in the last quarter of 2005.  Previously, the Company had been actively developing its proprietary software product line. On June 29, 2005, the Company disposed of all of its rights to its proprietary software to a company controlled by the Company’s former chief executive officer.  The Company has not realized any revenue from its present operations.  During the year ended December 31, 2010, the Company incurred income from continuing operations of $3,502,038 primarily as a result of a $4,474,283 gain from the change in fair value of a derivative liability. In addition, the Company had negative cash flows from operations of $224,383 and is expected to continue to incur further negative operating cash flows in the foreseeable future.  Since the Company had re-entered the exploration stage, it has an accumulated deficit of $12,889,261 at December 31, 2010.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $550,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, exploration expenditures as well as operating expenses.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

Subsequent to year end, the Company raised $300,000 of the approximately $550,000 required to fund its operations over the next twelve months. See Note 13.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. There was no cash equivalent balances for the year ended December 31, 2010 (2009 – $Nil).

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

Investments

Receivables

Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at December 31, 2010, 2009, and 2008 respectively.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2010	December 31, 2009
Cost	$10,103	$10,103
Accumulated depreciation	7,859	5,636
Net book value	$2,244	$4,467

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2010 and 2009 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

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

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to value the derivative instruments. To the extent that the initial fair values of the freestanding and/or bifurcated derivative instrument liabilities exceed the total proceeds received, an immediate charge to income is recognized, in order to initially record the derivative instrument liabilities at their fair value.

The change in the fair value of unvested options issued to non-employees for goods and services which meet the classification of a derivative financial instrument are charged as a compensation expense in consulting fees over the vesting period. Upon vesting, the change in the fair value of vested options to non-employees is charged to change in fair value of derivative liability.

Any exercise or cancellation of an equity instrument which meets the classification of a derivative financial instrument is true-up to fair value at that date and the fair value of the exercised or cancelled instrument is then re-classed from liability to additional paid in capital. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

See Note 14 as to why liability accounting was required for warrants and options.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES - continued

Stock Option Plans

The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with the accounting standard for employees, the compensation expense is amortized on a graded vesting basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is amortized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model. For those options to non-employees which meet the classification of a derivative instrument, the instrument will follow the derivative financial instrument policy.

The expected volatility of options granted has been determined using the methods described under the relevant accounting standard.. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, accounting standard requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on its best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statement of Operations and Comprehensive Loss.

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2010, the Company recognized a stock option $4,775 (2009 - $94,164 expense; 2008 - $94,730) expense in stock-based compensation in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees.  All stock options granted in 2010, 2009 and 2008 were to non-employees of the Company. All unvested stock options which are classified as liability instruments follow the policy in derivative financial instruments.

The fair value of each option granted in 2010was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Dividend yield	0%	0%	0%
Expected volatility	108.82%	108.82%	108.82%
Risk-free rate	3.11%	2.82%	2.69%
Expected life in years	10	10	10

The weighted average grant date fair value per option in 2010 was $0.27 (2009 - $Nil; 2008 – $0.09)

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

At December 31, 2010, 2009 and 2008, potential common shares of 7,813,372, 17,113,600 and 21,299,600 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive.

See Note 8 for calculation of diluted income per common stock.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of December 31, 2010:

	Level 1	Level 2	Level 3	Total

Derivative liability	$—	$—	$2,004,159	$2,004,159
Asset retirement obligation	$—	$—	$119,041	$119,041

As of December 31, 2009

	Level 1	Level 2	Level 3	Total

Derivative liability	$—	$—	$7,218,561	$7,218,561
Asset retirement obligation	$—	$—	$104,653	$104,653

We currently measure and report the fair value liability for non-employee stock options and warrants with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for non-employee stock options and warrants have been recorded as determined utilizing the Black-Scholes option pricing model. See Note 4 for further discussion of the inputs used in determining the fair value.

The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates. See Note 6 for further discussion of the inputs used in determining the fair value.

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

New Accounting Pronouncements

ASC No. 2010-03

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) 2010-03, Extractive Activities Oil and Gas (Topic 932) — Oil and Gas Reserve Estimation and Disclosures, and in April 2010 issued ASU 2010-14, Accounting for extractive activities — Oil and Gas —Amendments to paragraph 932-10-599-1, to align the oil and gas reserve estimation and disclosure requirements of FASB ASC Topic 932, Extractive Activities — Oil and Gas, with the requirements in the SEC’s new oil and gas reporting requirements. The ASU is effective for the Company for the fiscal year ended December 31, 2010.

ASU No. 2011-04

In May 2011, the FASB issued Accounting Standards Update No. 2011-04 (ASU No. 2011-04) “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP. ASU No. 2011-04 amends Topic 820 in two ways. Specifically, some of the amendments clarify how to apply the existing fair value measurement and disclosure requirements, while some of the amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. ASU No. 2011-04 does not extend the use of fair value accounting, but rather provide guidance on how it should be applied where its use is already required or permitted by other standards within U.S. GAAP. ASU No. 2011-04 supersedes much of the guidance in ASC Topic 820, but also clarifies existing guidance and changes certain wording in order to align ASC Topic 820 with IFRS 13. The effective date for ASU 2011-04 is entities for interim and annual periods beginning after December 15, 2011, and should be applied prospectively. The Company’s adoption of this policy will not have a material effect on the Company’s financial statements.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

4.

DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as options to non-employees and common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, January 01, 2009 on adoption	$ 2,418,748
Re-classification to common stock on exercise of warrants	(1,296,425)
Re-classification to additional paid-in capital on cancellation of options	(208,144)
Fair value on unvested options charged to consulting fees	94,164
Change in fair value of derivative liabilities	6,210,218
Balance, December 31, 2009	$ 7,218,561
Re-classification to common stock on exercise of warrants	(622,134)
Re-classification to additional paid-in capital on cancellation of options	(122,760)
Fair value on unvested options charged to consulting fees	4,775
Change in fair value of derivative liabilities	(4,474,283)

Balance, December 31, 2010	$ 2,004,159

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,	December 31,
	2010	2009

Risk-free interest rate	2.61 to 3.00%	3 .00 to 3.08%
Expected life of derivative liability	2 to 6.5 yrs	3 to 7 yrs
Annualized volatility	100% to 113%	109% to 126%
Dividend rate	0.00%	0.00%

Re-classifications from liability to equity are supplemental non-cash transactions in the cash flow statement.

5.

OIL AND GAS PROPERTY INTERESTS

	2010 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,593,951	$41,535	$2,635,486
Geological and geophysical	318,327	14,669	332,996
Project management	936,183	-	936,183
Drilling	3,715,108	-	3,715,108
Assaying and analysis	68,895	-	68,895
Asset retirement obligations	102,684	-	102,684
Camp and field supplies	44,068	-	44,068
Travel and accommodation	132,495	-	132,495
Total expenditures	$7,911,711	$56,204	$7,967,915

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.

OIL AND GAS PROPERTY INTERESTS - continued

	2009 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$3,304,156	$39,467	$3,343,623
Geological and geophysical	291,330	13,939	305,269
Project management	889,583	-	889,583
Drilling	3,529,150	-	3,529,150
Assaying and analysis	65,466	-	65,466
Asset retirement obligations	97,573	-	97,573
Camp and field supplies	41,875	-	41,875
Travel and accommodation	125,900	-	125,900
Total expenditures	$8,345,003	$53,406	$8,398,439

	2008 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,677,006	$32,361	$2,709,367
Geological and geophysical	247,526	11,969	259,495
Project management	773,615	-	773,615
Drilling	3,013,522	-	3,013,522
Assaying and analysis	56,273	-	56,273
Asset retirement obligations	82,868	-	82,868
Camp and field supplies	35,958	-	35,958
Travel and accommodation	108,110	-	108,110
Total expenditures	$6,994,878	$44,330	$7,039,208

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $17,116
October 19, 2006	4	3,584	CDN $12,544 / USD $12,612
November 2, 2006	4	5,632	CDN $19,712 / USD $19,818
January 11, 2007	4	4,608	CDN $16,128 / USD $16,216
January 24, 2007	2	2,304	CDN $8,064 / USD $8,107
	17	20,992	CDN $73,472 / USD $73,868

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

5.

OIL AND GAS PROPERTY INTERESTS - continued

On December 20, 2010, the Company entered into an assignment and assumption agreement with Risor Exploration Inc., a related party by common director, assigning an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements, pursuant to respective individual lease agreements with the Province of Alberta for the sale price of $303,833 (CDN $300,000) being the approximate fair value of the leases. The fair market value of CDN $300,000 was established through the combination of third party evidence and recent sales comparables. There was a loss recognized of $731,866 on the disposition of properties due to the combination of all acquisition costs and prior year’s annual lease payments being capitalized.

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid.  The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta.  The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor.  The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property.  The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,802) until expiry on October 4, 2015.

All of the Company’s leases for the Peace River and Drowned Properties are also subject to royalties payable to the government of Alberta. The royalties payable to the government of Alberta is in addition to the royalties payable to the vendor above. The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue.  Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

6.

ASSET RETIRMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $119,041 at December 31, 2010 (2009 - $104,653), based on an undiscounted total future liability of $278,782 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted risk-free rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $8,344 (2009 – $7,029, 2008 - $5,738) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2010.

7.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Management Fees

The Company amended the compensation arrangement with its President and has agreed to pay for his services based on an as needed basis and on an hourly rate.  The Chief Financial Officer resigned in September 2008, and no longer receives compensation from the Company.  Total compensation expense to the former President and current President of $26,130 (2009 - $12,775, 2008 - $172,165) has been recognized as consulting fees for the year ended December 31, 2010.

Directors’ fees

Directors’ fees of $Nil (2009 - $Nil, 2008 - $20,719) have been recorded as consulting fees at December 31, 2010.

The above-noted transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2010, accounts payable includes $Nil (2009 - $2,807) due to a company controlled by a director and officer of the Company with respect to expenses incurred for service.

8.

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

SHARE CAPITAL - continued

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

On January 9, 2008, 320,000 common share warrants were exercised at an exercise price of $0.1875 for total proceeds of $60,000.

On January 28, 2008, the Company closed a private placement of 1,700,000 common shares at $1.00 per share for total proceeds of $1,700,000.

On June 19, 2009, 100,000 common share warrants were exercised at an exercise price of $0.20 for total proceeds of $20,000. Upon exercise, the fair value of this liability instrument at this date of $39,890 was re-classified from liability to additional paid in capital. See Note 4.

On July 07, 2009, 1,550,000 common share warrants were exercised at an exercise price of $0.1250 for total proceeds of $193,750. Upon exercise, the fair value of this liability instrument at this date of $598,525 was re-classified from liability to additional paid in capital. See Note 4.

On November 17, 2009, 1,600,000 common share warrants were exercised at an exercise price of $0.1250 for total proceeds of $200,000. Upon exercise, the fair value of this liability instrument at this date of $658,010 was re-classified from liability to additional paid in capital. See Note 4.

On March 3, 2010, 888,890 common share warrants were exercised at an exercise price of $0.11 for total proceeds of $100,000.  Upon exercise, the fair value of this liability instrument at this date of $321,689 was re-classified from liability to additional paid in capital. See Note 4.

On March 18, 2010, 844,445 common share warrants were exercised at exercise prices ranging from $0.1125 to $0.19 for total proceeds of $100,000. Upon exercise, the fair value of this liability instrument at this date of $300,445 was re-classified from liability to additional paid in capital. See Note 4.

Earnings per share

Basic income per common share is computed by dividing income available to the Company’s common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per common stock is computed similarly to basic income per common stock except that weighted average common stock is increased to include the potential issuance of dilutive common stock.

	2010	2009
Net income (loss) for the year	$3,502,038	$(6,541,176)

Weighted average common stock basic	66,437,025	62,881,499
Effect of options	72,984	-
Effect of warrants	6,713,909	-
Diluted	73,223,918	62,881,499

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.

STOCK OPTION PLANS

In February 2000, the Company adopted its 2000 Stock Option Plan (“the 2000 Plan”).  The 2000 Plan provides for the granting of up to 7,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2000 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2000 Plan by the Board of Directors.  For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.).  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).  As of December 31, 2010, there were no options available for grant or options outstanding under the 2000 Plan.

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

Activity under the 2002 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
December 31, 2007 and 2008	200,000	1,150,000	$0.11
Cancelled	336,000	(336,000)	0.11
Balance outstanding,
December 31, 2009	536,000	814,000	0.11
Cancelled	680,000	(680,000)	0.11
Balance outstanding, December 31, 2010	1,216,000	134,000	$0.11

Balance exercisable,
December 31, 2010		134,000	$0.11

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

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.

STOCK OPTION PLANS- continued

Activity under the 2006 Plan is summarized as follows:

Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance outstanding,
	December 31, 2007	6,100,000	600,000	$1.17
	Granted	(700,000)	700,000	0.81
Balance outstanding,
	December 31, 2008	5,400,000	1,300,000	0.98
	Cancelled	600,000	(600,000)	0.82
Balance outstanding,
	December 31, 2009	6,000,000	700,000	1.11
	Cancelled	200,000	(200,000)	2.29
	Granted	(100,000)	100,000	0.33
	Balance outstanding, December 31, 2010	6,100,000	600,000	$1.14

Balance exercisable,
December 31, 2010	485,000	$1.30

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006, 2002 and 2000 Plans at December 31, 2010:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$ 0.11	134,000	4.67	0.11	134,000	0.11
$ 0.13	25,000	9.92	0.13	25,000	0.13
$ 0.20	25,000	9.92	0.20	-	-
$ 0.40	25,000	9.92	0.40	-	-
$ 0.60	25,000	9.92	0.60	-	-
$ 0.61	200,000	6.25	0.61	200,000	0.61
$ 0.74	100,000	7.58	0.74	60,000	0.74
$ 2.29	200,000	5.58	2.29	200,000	2.29
	734,000			619,000

The aggregate intrinsic value of stock options outstanding at December 31, 2010 was $19,330 (2009 - $317,460, 2008 - $11,500) while the aggregate intrinsic value of stock options exercisable at December 31, 2010 was $18,580 (2009 - $317,460, 2008 - $11,500).  No stock options were exercised in 2010, 2009, or 2008.

During the year ended December 31, 2010, 880,000 options (2009 – 936,000) were cancelled unexercised. Upon cancellation, the fair value of this liability instrument at this date of $122,760 (2009 - $208,144) was re-classified from liability to additional paid in capital. See Note 4.

78

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

9.

STOCK OPTION PLANS - continued

The following table summarizes information concerning unvested common stock options under the 2006, 2002 and 2000 Plans at December 31, 2010:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2007	933,333	$ 0.32	$ 0.28
Granted	700,000	0.81	0.74
Vested	(533,333)	0.11	0.10
Unvested at December 31, 2008	1,100,000	0.74	0.68
Vested	(230,000)	0.63	0.55
Cancelled	(600,000)	(0.82)	(0.22)

Unvested at December 31, 2009	270,000	0.73	0.60
Granted	100,000	0.33	0.21
Vested	(55,000)	(0.46)	(0.47)
Cancelled	(200,000)	(0.61)	(0.57)

Unvested at December 31, 2010	115,000	$ 0.52	$ 0.37

As of December 31, 2010, there was $16,385 (2009 – $20,319, 2008 - $57,493) of total unrecognized compensation cost related to all unvested options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 2 years (2009 – 3 years, 2008 – 4 years)

During the year ended December 31, 2010, as a result of the unvested common stock options being classified as liability financial instruments, on fair value re-measurement of this instrument, a compensation charge included in consulting fees of $4,775 (2009 – $94,164 ) was recorded in the statement of operations. See Note 4. In 2008, unvested options were accounted for as equity instruments and valued similar to an employee stock option using the black-scholes valuation model.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

10.

WARRANTS

(a) Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2007	19,169,600	0.29
Warrants exercised	(320,000)	0.19
Balance, December 31, 2008	18,849,600	0.29
Warrants exercised	(3,250,000)	0.13
Balance, December 31, 2009	15,599,600	0.32
Warrants exercised	(1,733,335)	0.13
Balance, December 31, 2010	13,866,265	0.35

The following table lists the common share warrants outstanding at December 31, 2010.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry
1,634,310	1,634,310	$ 0.11	December 23, 2012
5,761,955	5,761,955	$ 0.19	December 23, 2012
450,000	450,000	$ 0.125	February 14, 2014
3,900,000	3,900,000	$ 0.20	February 14, 2014
560,000	560,000	$ 0.44	November 15, 2012
560,000	560,000	$ 0.50	November 15, 2012
500,000	500,000	$ 2.125	June 13, 2013
500,000	500,000	$ 2.25	June 13, 2013
13,866,265	13,866,265

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.

INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2010	2009
Deferred tax assets (liabilities)
Net operating loss carry-forwards	911,000	840,000
Capital losses	5,000	5,000
Office equipment	11,000	10,000

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

11.

INCOME TAXES - continued

Oil and gas properties	281,000	-
Asset retirement obligation	30,000	26,000
	1,238,000	881,000
Valuation allowance	(1,238,000)	(881,000)
Net deferred tax asset	-	-

Upon continuation to Canada in 2004, all losses carried forward at that time expired.  As of December 31, 2010, the Company had available to offset future taxable income, net Canadian operating loss carry-forwards of approximately $3.6 million.  The carry-forwards will begin expiring in 2014 unless utilized in earlier years.  The Company also has approximately $9.1 million in Canadian oil and gas dedication pools that can be used to offset income of future periods.

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

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:

	2010	2009	2008
Statutory federal income tax rate	(29%)	(30%)	(31%)
Change in valuation allowance	(10%)	20%	0%
Non-deductible stock-based compensation	1%	4%	5%
Non-deductible change in fair value of derivative liability	36%	17%	0%
Effect of foreign exchange	3%	(16)%	18%
Effect of reduction in income tax rate	(1)%	5%	6%
Other	0%	0%	2%
	-%	-%	-%

The Company has evaluated its tax positions for the years ended December 31, 2010, 2009 and 2008 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties accrued during 2010 or 2009.

Our income tax returns are generally considered closed to examination when we file a notice of determination with the taxing authority. No such notice has been filed to date.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

12.

COMMITMENTS AND CONTINGENCIES

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

Leased Office Premises

During the year ended December 31, 2010, the Company entered into a sub-lease arrangement with a third party and has committed to pay approximately $33,000 in basic and additional rent to December 31, 2011.

Legal Contingencies

We are subject to legal proceedings and claims incidental to the conduct of our business from time to time. On November 17, 2010, we received a statement of claim filed in the Court of the Queen’s Bench of Alberta against the Company. The plaintiff alleges that the Company is indebted to the Plaintiff in the sum of $34,190 (CDN $34,898) for goods and services rendered by the Plaintiff. The Company believes this claim is without merit and intends to vigorously defend it.

13.

SUBSEQUENT EVENTS

On January 06, 2011, the Company closed a private placement for a total of 1,000,000 units at $0.10 per unit for total offering price of $100,000.  Each unit consisted of one share of the common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.15 for a period of four years commencing on January 25, 2012.

On March 30, 2011, the Company closed two private placements for a total of 625,000 units at $0.16 per unit for a total offering price of $100,000.  Each unit consisted of one share of the common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.24 for a period of four years commencing on March 30, 2012 and expiring on March 30, 2016.

On May 17, 2011, the Company closed a private placement for a total of 714,286 units at $0.14 per unit for a total offering price of $100,000.  Each unit consisted of one share of the common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.21 for a period of four years commencing on May 17, 2012 and expiring on May 17, 2016.

STRATA OIL & GAS INC.

(An Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

(Expressed in US Dollars)

14.

RESTATEMENTS

Subsequent to the issuance of the Company’s December 31, 2009 financial statements, an error was discovered in connection with the application of the guidance of ASC 815-40-15 in respect of the Company’s outstanding warrants.  As at January 1, 2009, the date on which the guidance of ASC 815-40-15 became effective for the Company, warrants, which do not qualify as a rights offering issuance, met the criteria of a derivative instrument liability because they were exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of that guidance. As a result, the Company was required to separately account for these warrants as a derivative liability instrument recorded at fair value and marked-to-market each period with the changes in the fair value each period charged or credited to statement of operations.  In addition, the fair value of exercised or cancelled equity instruments which are classified as derivative liability instruments should be re-classed from liability to equity upon exercising or cancellation.

The transition provisions of ASC 815-40-15 require cumulative effect adjustments as of January 1, 2009 to reflect the amounts that would have been recognized if derivative fair value accounting had been applied from the original issuance date of an equity-linked financial instrument through the implementation date of the revised guidance. Thus, the Company calculated the value of the derivative liability associated with the warrants at the date of their issuances and recorded the change in the fair value of the derivative liability from the date of the grant of the warrants up to January 1, 2009. Additionally, in conjunction with the foregoing, the previously calculated amounts in respect of the additional paid-in capital, if any, were reversed.

The cumulative effect of this change in accounting principle has been recognized as an increase to the opening balance of the accumulated deficit of $139,732, and a decrease to the opening common stock amount of $2,020,016, with the corresponding adjustments at January 1, 2009 to increase a derivative liability by $2,159,748 to $2,418,748.

During the year ended December 31, 2009, a total of 936,000 stock options included in the derivative liability were cancelled.  Upon the cancellation of these options, the portion of the derivative liability that related to these options was re-measured and recorded at its fair value of $208,144, and reclassified to additional paid-in capital. This amount was then offset by a reclassification of $94,164 relating to stock-based compensation which should have been credited to derivative liability as opposed to additional paid-in capital. The net result of these adjustments was to increase additional paid-in capital by $113,980.

Included in the adjustment of $113,980 to additional paid-in capital is $94,164 relating to stock-based compensation which was credits to derivative liability as opposed to additional paid-in capital.

During the year ended December 31, 2009, a total of 3,250,000 common share warrants included as derivative liability instruments were exercised.  Upon the exercise of these warrants, the portion of the derivative liability that related to these warrants was re-measured and recorded at its fair value of $1,296,425, and was reclassified to common stock.

The Company measured the fair value of the derivative liability pertaining to the options cancelled and warrants exercised using the Black-Scholes pricing model with the following range of assumptions: expected volatility – 109% - 126%, expected life – 3 – 7 years, risk-free discount rate –- 3%, dividend yield – 0.00%.

As of December 31, 2009, the Company re-measured the remaining common share warrants and determined the fair value of the derivative liability to be $6,537,581, resulting in a change in fair value of derivative liability relating to these warrants of $5,788,238 adjustment recorded in non-operating activities in the statement of operations.

14.

RESTATEMENTS - continued

The balance sheet of the Company as at December 31, 2009 has been restated for the effect of this change as follows:

	As previously reported	Adjustment	Restated
Derivative liability	$680,980	$6,537,581	$7,218,561
Total current liabilities	$746,616	$6,537,581	$7,284,197
Total liabilities	$851,269	$6,537,581	$7,388,850

Common stock amount	$9,886,028	$(723,591)	$9,162,437

Additional paid-in capital	$10,804,285	$113,980	$10,918,265

Ending accumulated deficit	$(13,212,119)	$(5,927,970)	$(19,140,089)
Total stockholder’s equity	$7,769,439	$(6,537,581)	$1,231,858

The impact of the adoption of ASC 815-40-15 is of a non-cash nature.  Therefore, there is no change in total operating, investing, and financing activities on the consolidated statement of cash flows.

The fair value of the derivative liability has been determined using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2009	January 1, 2009

Risk-free interest rate	2.8% to 3%	3%
Expected life of derivative liability	3 to 5.5years	4 to 6.5 years
Expected volatility	119% to 126%	133% to 135%
Dividend rate	0.00%	0.00%

The statement of operations the Company as at December 31, 2009 has been restated for the effect of this change as follows:

	As previously reported	Adjustment	Restated
Change in fair value of derivative liability	$421,980	$5,788,238	$6,210,218

Net loss for the period	$752,938	$5,788,238	$6,541,176

Basic and diluted loss per share	$(0.01)	$(0.09)	$(0.10)

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2	Form of Class A warrant issued in February 2005 (2)
2.3	Form of Class B warrant issued in February 2005 (2)
2.4	Form of Class A warrant issued in November 2005 (2)
2.5	Form of Class B warrant issued in November 2005 (2)
2.6	Form of Class A warrant issued in June 2006 (6)
2.7	Form of Class B warrant issued in June 2006 (6)
12.1*	Rule 13a-14(a)/15d-14(a) Certifications
13.1*	Section 1350 Certifications
14.1*	Consent of Independent Registered Public Accounting Firm
15.3	2000 Stock Option Plan (3)
15.4	2002 Stock Option Plan (4)
15.4	2006 Stock Option Plan (5)

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

STRATA OIL & GAS INC.

By /s/ Ron Daems
Ron Daems
Dated: July 15, 2011	President, Chief Executive Officer, Secretary and Director

/s/ Pratt Barndollar	Director	Dated: July 15, 2011
Pratt Barndollar