Form 20-F
period 2011-12-31
STRATA OIL & GAS, INC.
filed 2012-05-15
CIK 1227282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2011

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 69,412,043 shares outstanding at December 31, 2011 and 69,412,043, shares outstanding as of May 12, 2012.  No preferred shares issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.           Yes [X] No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ X] No [  ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

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
Yes [  ] No [  ]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2011

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisors	6
Item 2.	Offer Statistics and Expected Timetable	6
Item 3.	Key Information	6
Item 4.	Information on the Company	14
Item 4A.	Unresolved Staff Comments	30
Item 5.	Operating and Financial Review and Prospects	30
Item 6.	Directors, Senior Management and Employees	37
Item 7.	Major Shareholders and Related Party Transactions	40
Item 8.	Financial Information	41
Item 9.	The Offer and Listing	42
Item 10.	Additional Information	43
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	49
Item 12.	Description of Other Securities Other Than Equity Securities	49

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	50
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	50
Item 15.	Controls and Procedures	50
Item 16.	Reserved
A	Audit Committee Financial Expert	51
B	Code of Ethics	51
C	Principle Accountant Fees and Services	52
D	Exemptions from the Listing Standards for Audit Committees	52
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	52
F	Change in Registrants Certifying Accountant	52
G	Corporate Governance	53

Part III

Item 17.	Financial Statements	53
Item 18.	Financial Statements	53
Item 19.	Exhibits	77

Financial Statements

Signature Page

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

INTRODUCTION

Strata Oil & Gas Inc. was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000.  In January, 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC).  The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company.  The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion.  Accordingly, the Company changed its name to "Stratabase Inc.," and continued to operate under the Canada Business Corporations Act.

On June 29, 2005 at  the Annual General and Special Meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.  Our headquarters are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.  The telephone number is (403) 237-5443.  The Company’s web address is strataoil.com.

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

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Strata Oil & Gas Inc. (hereinafter referred to as the “Company,” “Strata” or “we”) and other matters. Forward-looking information may be included in this Annual Report on Form 20-F or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (the “SEC”) by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report on Form 20-F or in documents incorporated by reference in this Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors, including, but not limited to general economic and business conditions, competition, and other factors.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2011, 2010, 2009, 2008 and 2007.

The selected financial information and operating information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 18.

SELECTED OPERATIONS DATA
(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,

	2011	2010	2009	2008	2007
Revenue	$-	$-	$-	$-	$-
Expenses	172,252	972,357	331,369	654,240	468,031
Other income (expense), net	1,806,507	4,474,395	(6,209,807)	12,497	13,306
Net income (loss)	$1,629,255	$3,502,038	$(6,541,176)	$(641,743)	$(454,725)

Basic and income (loss) per share:
From continuing operations	$0.02	$0.05	$(0.10)	$(0.01)	$(0.01)
Basic weighted average number of common shares outstanding (in millions)	68.8	66.4	62.9	61.7	57.4
Diluted weighted average number of common shares outstanding (in millions)	69.2	73.2	N/A	N/A	N/A

BALANCE SHEET DATA
(in U.S. Dollars)	Strata Oil & Gas Inc.
	December 31,
	2011	2010	2009	2008	2007

Cash and cash equivalents	$217,504	$151,283	$79,447	$121,776	$27,963
Other current assets	23,827	51,157	43,822	47,504	23,449
Deposits	116,172	114,139	94,533	94,533	16,596
Property and equipment, net	1,361	2,244	4,467	6,692	8,712
Oil and gas property interests	7,901,703	7,967,915	8,398,439	7,039,208	7,717,683
Total assets	8,260,567	8,286,738	8,620,708	7,309,713	7,794,403
Current liabilities	541,947	2,097,438	7,284,197	120,350	364,528
Asset retirement obligations	127,688	119,041	104,653	88,606	68,563
Additional paid-in capital	21,028,596	21,025,596	20,371,947	19,559,938	19,178,750
(Accumulated deficit) retained earnings	(14,008,796)	(15,638,051)	(19,140,089)	(12,459,181)	(11,817,438)
Total liabilities and stockholders’ equity	8,260,567	8,286,738	8,620,708	7,309,713	7,794,403

Dividends

We have never paid or declared dividends on our shares of common stock.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (USD$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this annual report may contain conversions of certain amounts in United States dollars into the Company’s functional currency, Canadian dollars, based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

Table No. 2 sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2011, 2010, and 2009, and the average rates for the period and the range of high and low rates for the period.  The data for April, 2012  and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

          The exchange rate as of December 31, 2011 was CDN $1.02 per U.S. $1.00.

          The exchange rate as of May 12, 2012 was CDN $1.01 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low
April, 2012	1.00	1.00
March, 2012	1.01	1.00
February, 2012	1.00	1.00
January, 2012	1.00	0.97
December, 2011	1.02	0.99
November, 2011	.98	0.95

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2011	1.02
For the twelve months ended December 31, 2010	1.00
For the twelve months ended December 31, 2009	1.14
For the twelve months ended December 31, 2008	1.07
For the twelve months ended December 31, 2007	1.07

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

3.           If capital is not available to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months.  We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties.  Because we currently do not have any cash flow from operations we need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

12.           Our auditors’ opinion on our December 31, 2011 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $11,260,006 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2011.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.           If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have two land packages in Alberta, Canada that were acquired through auction directly from the government of Alberta.  The land packages are made up of a number of underlying individual leases.  All of our leases require annual lease payments to the Alberta provincial government.  See Item 4.D for a more detailed description of the property obligations.  If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

Our Officer and Directors are not required to work exclusively for us and they do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their consulting or employment by such other companies.  Their other activities could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

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

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated there under by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.  Potential investors in the Company’s common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."  Moreover, the Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

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

Pursuant to the Penny Stock Reform Act of 1990, broker-dealers are further obligated to provide customers with monthly account statements. Compliance with the foregoing requirements may make it more difficult for investors in the Company's stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

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

23.           Because we are organized under the Canada Business Corporations Act and all of our assets and our Officers and Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or our Officers and Directors.

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

Continuance to Canada

We are presently incorporated under the Canada Business Corporations Act.  In January 2003, the Company filed a proposal to effect a continuation of the corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC).  The Form S-4 was declared effective on or about July 7, 2004 and submitted to the shareholders of the Company.  The special meeting of stockholders to vote on the adoption of the plan of conversion was held on August 17, 2004 and a majority of the shareholders approved the plan of conversion.  Accordingly, the Company changed its name to "Stratabase Inc.," and continued to operate under the Canada Business Corporations Act.  "Continuance" is a process by which a corporation which is not incorporated under the laws of Canada may change its jurisdiction of incorporation to Canada.  Under the Canada Business Corporations Act, if the laws of its home jurisdiction allow for it and a resolution authorizing the continuance is approved by 66 2/3% of the company's shareholders, the company may be "continued" as a Canadian corporation by filing of Articles of Continuance with the Director under the Canada Business Corporations Act.  Under the corporate law of Nevada, this process is treated as a conversion of the outstanding shares of a Nevada company to shares of a Canadian company.  The business and operations of Strata following the conversion were identical in most respects to our previous business, except that we were no longer subject to the corporate laws of the State of Nevada but became subject to the Canada Business Corporations Act.  The Canadian company is liable for all the debts and obligations of the Nevada company, and the officers and directors of the company are the officers and directors of Strata.  On August 17, 2004, Strata filed a Form 8-A with the SEC registering its class of common shares under Section 12(g) of the Exchange Act.

Discontinued Operations

Until the end of June 2005, the Company had developed software which was designed to allow users to interface with and manage databases and customer relationships.  On June 29, 2005 at an annual general and special meeting of shareholders, a majority of the shareholders of the Company approved the sale of all of the rights to the Company’s software assets to a private company controlled by our former president.  At the same meeting, a majority of the Company’s shareholders also approved the change in business of the Company from software development to oil and gas exploration.

On June 29, 2005 pursuant to approval by a majority of the shareholders of the Company, the Company entered into a letter of intent to dispose of all of its interest in its proprietary software to a company (the “Purchaser”) controlled by its former president for $130,000.  On July 11, 2005 a definitive agreement was completed, and in exchange for the rights to all of its software the Company received a non-interest bearing promissory note (the “Note”) which was due July 11, 2006.  The entire amount of the promissory note was received on June 30, 2006 and was recorded as income from discontinued operations in the Statement of Operations and Comprehensive Loss at December 31, 2006.  The Company had a lien and security interest in all of the assets that were acquired by the Purchaser.

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

ANTICIPATED CHANGES TO FACILITIES AND EMPLOYEES

The Company utilizes third party consultants and does not have employees.  Management of the Company anticipates no changes in connection with the facilities in the near future.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILIBILTY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions.  It may not be possible to actively explore the Company’s properties in Alberta throughout the year because of seasonal changes in the weather.  If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

D. Property Plant and Equipment

CORPORATE OFFICES

We do not own any real property.  Our corporate offices are located at 918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3.  The operational offices at 703 - 6th Avenue SW, Suite 410, Calgary, Alberta T2P 0T9 were leased over a 20 month period and expired December 30, 2011.  We believe that the facilities will be adequate for the foreseeable future.  All costs described in this section are stated in U.S. dollars as converted from Canadian dollars.  Accordingly, the costs may vary to some degree with the currency exchange rate.

OIL SANDS LEASES

The Company currently has an interest in 18 oil sands leases in northern Alberta, Canada.  17 of the leases are located in the Peace River oil sands area, and 1 lease is located in the Athabasca oil sands area.

Oil Sands Background

“Oil Sands” refers to unconsolidated, bitumen-saturated sands containing varying amounts of clay and rock material.  The bitumen content refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions.  As a result, it cannot be recovered from a conventional well the way lighter oil is most often produced.  The oil sands are contained in three major areas beneath an approximate 140,800 square kilometers (54,363 square miles) of north-eastern Alberta - an area larger than the state of Florida.  As of December 2002, according to the Alberta Department of Energy, these three areas, Athabasca/Wabiskaw, Peace River, and Cold Lake, contained 1.6 trillion barrels of bitumen in-place, of which 174 billion barrels are proven reserves that can be recovered using current technology.

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

There are some oil sands reservoirs where primary or “cold” production is possible.  The lighter bitumen in these areas can flow towards a well and bitumen production can be enhanced by the co-production of sand, thereby creating a down hole cavity around the well bore which facilitates the flow of oil towards the well.  This type of production technology is commonly referred to as “Cold Heavy Oil Production with Sand” (“CHOPS”).  While this type of bitumen is marginally lighter and less viscous than the conventional bitumen found in mineable and other in-situ reserves, it is also slightly heavier than the conventional “Heavy Oil” reservoirs produced in the “heavy oil belt” region, located around the central Alberta - Saskatchewan border.  Another production technology, which may be suitable for some of the lighter oil sands reservoirs, is the use of horizontal well bores.  Horizontal production wells, which have been drilled up to more than 2 kilometers away from their surface locations, have been successfully applied to cold in-situ bitumen production, where it is suitable.  In general, open pit oil sands mines are found in central Athabasca deposits, while in-situ bitumen production technology is used in the Cold Lake, south Athabasca, and Peace River deposits, where the overburden thickness exceeds 50 meters.

Oil in oil sands is found mainly in high porosity quartz arenites to arkosic sands that cover large areas and lie up-dip from the purported source rocks to the southwest.  There are also vast amounts of heavy oil as well in fractured carbonate rocks of 10-14% porosity underlying a large triangular region of north central Alberta.  In addition, there is a large amount of heavy oil in a series of thinner blanket sands and channel sands extending all the way from Suffield, Alberta to zones overlying the Cold Lake Oil Sands near Bonnyville, and extending well into Saskatchewan.  The latter deposits called the ‘heavy oil belt” are the sites of the most development attention because the oil is less viscous and it can be produced using either CHOPS or horizontal well technology.

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

Carboniferous Oil Sands

Strata has focused its efforts on carbonate-hosted bitumen sands.  The carbonates are the next challenge in the Alberta oil sands industry.  Like oil sands two decades ago, carbonates represent an enormous and relatively untapped petroleum resource.  The means for producing bitumen from carbonates is still being studied.  The nature of the carbonate triangle in Alberta tends to vary and there is unlikely to be a single one-size-fits-all strategy for production.  Cold production may be possible in some areas although in most cases production requires an in-situ treatment.  Various technologies have been tested and others considered, including similar technologies to those employed in oil sands (cyclic steam, SAGD, etc.).  Bitumen carbonates are still being studied, and as yet there are several techniques which may prove to be effective.  We are in the process of determining the most efficient means of producing the bitumen from our Peace River project.

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

DROWNED AREA OIL SANDS LEASE

Acquisition of Interest

On September 7, 2005 the Company acquired a 100% interest in Alberta Oil Sands Lease #7400100011 (the “Drowned Property’).  The rights to the Drowned Property were acquired for a payment of CDN $25,000 (USD $20,635) as well as other closing costs of CDN$9,874 (USD $8,150).  The Drowned Property covers 512 hectares of land in the Drowned Area of the Wabiskaw oil sands in the West Athabasca area of Northern Alberta.  The lease gives the Company the right to explore the Drowned Property covered by the lease.

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.  The Company did not undertake any exploration work on the Drowned Property in 2011.

Planned Work by the Company for 2012

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2012 due to our limited funds.

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

On December 20, 2010, the Company entered into an assignment and assumption agreement with an Alberta company, a related party by common Director and Officer, assigning an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements, pursuant to respective individual lease agreements with the Province of Alberta for the sale price of CDN $300,000 (USD $303,833).  The fair market value of CDN $300,000 was established through third party evidence and recent sales comparables.  There was a loss recognized of $731,866 on the disposition of properties due to the combination of all acquisition costs and prior year’s annual lease payments being capitalized.

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

Planned Work by the Company for 2012

Strata intends to continue to discuss a variety of funding arrangements with potential partners in 2012, but until funding can be secured the Company's development plans will temporarily be put on hold.  Once financing has been secured, the Company plans to undertake an engineering and production testing/drilling program in the Cadotte main target area.  The Company does not have any plans to undertake land acquisitions in 2012. The company plans on conducting a 51-101 compliant engineering resource study of the 22 sections (approximately 14,080 acres) of its Cadotte West holdings.

 Cadotte Main – Contingent Bitumen Resource

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

Readers of this 20-F are advised to read the August 16, 2007 report titled Evaluation of In-Place Bitumen Resources - Cadotte Leases, that is publicly available on the www.sec.gov web site and was filed by the Company on September 27, 2007 under cover of 6-K.

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

On April 28, 2010 Norwest issued a report upgrading the resource classification to “Contingent Resource” from “Discovered Resource”, in accordance with the criteria and former classification scheme of the COGE Handbook.  The Resource Reclassification report prepared by Norwest is compliant with the requirements of National Instrument 51-101 with respect to classifying the resource as “Contingent”.  Geoff Jordan, P. Geol., Senior Geologist at Norwest Corporation prepared the Resource Reclassification report, is a qualified person as defined by National Instrument 51-101.

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

In 2008 Norwest Questa conducted an initial economic evaluation of the Cadotte area, at a level of study consistent with that of a Preliminary Feasibility Study, based on the Most Likely potentially recoverable Discovered PIIP estimate of 517 MMSTB.  Based on a forecast price of $65 per barrel and constant costs, this Preliminary Feasibility economic analysis indicated that the development of the Cadotte area was economically viable with a net present value (discounted at 10%) of cash flows before income taxes of about $1.2 billion.

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

Readers of this 20-F Annual Report are advised to read the February 29, 2008 report titled Preliminary Feasibility Study of the Cadotte Leases,  Alberta, Canada, and the April 28, 2010 report titled Cadotte Project - Resource Reclassification that were filed under cover of Form 6-K on March 6, 2008 and December 23, 2010, respectively, and are publicly available on the www.sec.gov web site.

Cadotte West – Bitumen Resource

Strata's Cadotte West project is located on 22 sections northwest of Shell's Carmon Creek Project and is contiguous to the company's Cadotte Main property holdings in Peace River. Data from prior years drill logs in the area indicate the Bluesky/Gething, Debolt, and Elkton ore zones are present on the lease. This same data reports bitumen in these ore zones.

Historical information obtained from logs in the area indicates the Net Thickness of the Bluesky/Gething ore zone in this region appears to range from about 10 m to 25 m. There are actually two ore zones in the Bluesky/Gething in this area and these appear to individually thicken and come together to the south. Additionally, the logs include confirmation of hydrocarbons in the cuttings samples and are noted to have fluorescence response for hydrocarbons. This does not show the grade but it shows that bitumen is present in the ore zone. The resistivity responses for hydrocarbons in the elastic interval are strong and this indicates that there is a good chance that the zone contains bitumen at ore grade concentrations.

The same logs indicate that the ore zone of the Debolt can be expected to be present throughout the Cadotte West Area. This zone appears to be 25 m to 30 m thick. The logs consistently record that the interval of the Debolt ore zone has "vuggy porosity". This is the same as the Debolt reported under Cadotte Main Target area. The records consistently record strong hydrocarbon fluorescence in this interval, and note "oil saturation" or "strong oil saturation" in the cuttings from well to well over this interval. This suggests that the bitumen ore potential of the zone in this area is much the same as that found in the Cadotte Main Target Area.

Item 4A.  Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2011, 2010 and 2009.  These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

Certain statements contained in the foregoing MD&A and elsewhere in this 20-F constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the financial statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth above.

A. Overall Performance

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2011	2010	2009
Expenses	$(177,252)	$(972,357)	$(331,369)
Other income (expenses)	1,806,379	4,474,395	(6,209,807)
Net income ( loss)	1,629,255	3,502,038	(6,541,176)
From continuing operations	$0.02	$0.05	$(0.10)
Basic weighted average common shares outstanding (in millions)	68.8	66.4	62.9
Diluted weighted average common shares outstanding (in millions)	69.2	73.2	N/A

Year ended December 31, 2011 compared to the year ended December 31, 2010

RESULTS OF OPERATIONS

During the year ended December 31, 2011, the Company had net income of $1,629,255 compared to net income of $3,502,038 for the year ended December 31, 2010, a decrease of $1,872,784.  Not including the non-cash changes in fair value derivative liability gain of $1,806,379 (2010 – gain of $4,474,283), expenses for the period decreased $795,104 from $972,357 in 2010 to $177,253 for the year ended December 31, 2011. The decrease is primarily due to the $731,866 loss on disposition of properties recorded in 2010 along with a decrease in consulting fees of $66,264.

For the year ended December 31, 2011, the Company recorded a gain for a change in fair value of derivative liability of $1,806,379 (2010 – gain $4,474,283). This item is a non-cash item and was recorded in accordance with ASC 850-40-15. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. ASC 815-40-15 was effective for fiscal years beginning after December 15, 2008 and thus, upon its adoption on January 1, 2009, was applied to the Company’s outstanding equity instruments.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2011, 2010 or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company recognized income from continuing operations of $1,629,254 for the year ended December 31, 2011 compared to income from continuing operations in 2010 of $3,502,038, a decrease of $1,872,784.  Excluding the non-cash change in derivative liability expenses for 2011 decreased significantly primarily due to the loss on property disposition recognized in 2010 along with the decrease in consulting fees. The Company experienced increase in rent expense for the year, which was offset by decreases in professional fees and office expenses. Stock-based compensation included with consulting fees decreased to $3,000 in 2011 compared to $4,775 in 2010.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2011 or 2010.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a gain of $1,806,379 relating to the change in fair value of derivative liability resulting from a lower fair value of the derivative liability as at December 31, 2011 compared to December 31, 2010. The decrease in derivative liability was the result of a lower option unit value due to deceased share price in 2011. See Note 4 of the Financial Statements.  The Company recorded a derivative liability in the amount of $2,004,159 at December 31, 2010.  The Company determined the fair value of the derivative liability to be $484,777 as of December 31, 2011 based on an acceptable valuation model.  As a result of the changes in fair value, the Company recorded a gain on the change in the fair value of derivative liability of $1,806,379 to the statement of operations for the year ended December 31, 2011.

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

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a gain of $4,474,283 relating to the change in fair value of derivative liability resulting from a lower fair value of the derivative liability as at December 31, 2010 compared to December 31, 2009. The decrease in derivative liability was from the cancelling of options, exercising of warrants and a lower option unit value due to deceased share price in 2010. See Note 4 of the Financial Statements. The Company recorded a derivative liability in the amount of $7,218,561 at December 31, 2009. The Company determined the fair value of the derivative liability to be $2,004,159 as of December 31, 2010 based on an acceptable valuation model. As a result of the changes in fair value, the Company recorded a change in the fair value of derivative liability of $4,474,283 to the statement of operations for the year ended December 31, 2010.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2011	2010	2009
Cash and cash equivalents	$217,504	$151,283	$79,447
Working capital (deficit)	(300,616)	(1,894,719)	(7,160,928)

Net cash provided by (used in)
Operating activities	(171,862)	(224,383)	(285,977)
Investing activities	(69,756)	96,649	(180,251)
Financing activities	325,716	200,000	413,750

As of December 31, 2011, we had $217,504 in cash, an increase of $66,221 from December 31, 2010.  The increased cash balance is due to the receipt of $325,716 in proceeds from the five private placements closed (see note 6) during 2011.  Management estimates that the Company will require approximately $350,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2012.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2011 was $171,862 compared to $224,383 in 2010.  The decrease in cash used in operating activities was as a result of less activity during the year and the collection of receivables. During 2011 the Company collected $26,779 from the Canadian government related to GST tax refundable for prior years.

Cash used in investing activities for 2011 was $69,756 compared to cash provided by investing of $96,649 in 2010. The Company spent $66,212 related to payments due to the Province of Alberta to maintain the Company’s property leases, compared to $187,578 in 2010. The decrease in lease payments is as a result of the decreases in leases held by the Company after the sale of several property leases in 2010. The Company sold more than half of its property leases, generating cash inflow from investing activities of $303,833 in 2010.

The Company generated cash inflows from financing activities of $325,716 compared to $200,000 in 2010. The Company raised $325,716 in funds from five private placements executed during 2011. In 2010 the Company raised $200,000 in proceeds from the exercise of 1,733,335 in stock purchase warrants. See Note 8 to the financial statements.

We expect our oil and gas operations to similarly be financed by equity.

We had cash of $217,504 as of December 31, 2011.  We anticipate that we will incur through the end of our next fiscal year:

•	$175,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$175,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2012 our most significant expense is expected to be for the exploration of our oil and gas properties.  During 2011 we received $325,716 in proceeds from private placements closed during the year. We believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.  If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us.  If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

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

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.  During the year ended December 31, 2010 a property impairment was recorded in relation to disposal of non-core oil and gas leases of $731,866. No property impairment adjustments were recorded in 2011 or 2009.

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.  The Company has recorded an asset retirement obligation at December 31, 2011 and 2010 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate.  At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary.  The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed.  Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees.  These estimates involve inherent uncertainties and the application of management judgment.  An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2011.

These accounting policies are applied consistently for all years presented.  Our operating results would be affected if other alternatives were used.  Information about the impact on our operating results is included in the notes to our financial statements.

Valuation of Derivative Instruments

US GAAP requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value.  Warrants with such provisions will no longer be recorded to equity. In estimating the appropriate fair value, the Company uses a Black-Scholes option pricing model.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels (i.e. in the 2%-5% range).

Impact of Foreign Currency Fluctuations

We hold our cash reserves in Canadian dollars.  We incur the majority of our expenses and capital expenditures in Canadian dollars.  We do have US transactions, therefore, an increase or decrease in the value of the Canadian dollar versus the U.S. dollar would have an effect on us.

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta.  Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors.  There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us; however, there has been no material impact on us from changes to such laws in the past three fiscal periods.

C. Research and development, patents, and licenses, etc.

See Item 4.B. “Business Overview”.

D. Trends

No disclosure is necessary aside from any trend information already disclosed above in Items 5.A. and 5.B.

E. Off-balance sheet arrangements

We do not have any off balance sheet arrangements as of December 31, 2011 and December 31, 2010 or of the date of this report.

F.  Contractual obligations

The following table outlines contractual obligations at December 31, 2011.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$5,486	1,829	$3,657	$0	$0
Peace River property leases	699,296	74,971	149,943	149,943	324,439
Capital (Finance) Lease Obligations	0	0	0	0	0
Operating Lease Obligations	0	0	0	0	0
Purchase Obligations	0	0	0	0	0
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	0	0	0	0	0
Total	$704,782	$76,800	$153,600	$149,943	$324,439

The Drowned Property is comprised of a single lease with the government of the Province of Alberta, Canada requiring annual lease payments of $1,829.  The lease is a fifteen year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of $74,971.  The leases are fifteen year leases that begin expiring on June 15, 2020.

At December 31, 2011, the Company had trade payables and accrued liabilities of $57,170 .  All of these obligations are due in less than one year.

At December 31, 2011, the Company had a derivative liability of $484,777 that relates to equity instruments with an exercise price in a different currency than the Company’s functional currency (see Note 4 in the financial statements).

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position HeldSince
Ron Daems	President, Chief Executive Officer, Secretary, Director	July 19, 2010

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified.  None of our Directors have any family relationships with any of our other Directors or Executive Officers.  Set forth below is a summary description of the principal occupation and business experience of each of our Directors and Executive Officer for at least the last five years.

RON DAEMS, age 44, brings extensive financial and resource industry experience to Strata Oil & Gas Inc.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company and is currently a Director of Power Resource Exploration Inc., Giant Resources Inc., and Rush Exploration Inc.

B. Compensation

The following table shows compensation paid to the Company’s executives for the fiscal year ended December 31, 2011.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Ron Daems(1)	Director, CEO, President and Secretary	2011	-	-	-	-	-	-	-
Pratt Barndollar(2)	Director	2011	-	-	-	-	-	-	-
Charlie Perity(3)	Director	2011	-	-	-	-	-	-	-

(1)
Ron Daems was appointed President, Chief Executive Officer, Secretary and Director on July 19, 2010.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

(2)
Pratt Barndollar was appointed Director on October 14, 2005 and resigned on March 22, 2012.  Pursuant to an agreement dated February 8, 2008, Mr. Barndollar began receiving $500 per month to serve as a Director of the Company, however no director fees were recorded during the year due to the reduced activity of the Company and the limited involvement of the Directors throughout the year. The service contract terminated upon Mr. Barndollar’s resignation as Director on March 22, 2012.

(3)	On February 1, 2011, Mr. Perity resigned as Director of the Company and therefore his service agreement has been terminated.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal 2011 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1.  Terms of Office.

Refer to Item 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Daems, President, CEO, Secretary and Director supervises the company's operations.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. Mr. Barndollar had a service contract providing for payment of CDN $500 per month for his services as a Director of our Company; however, the fees were temporarily suspended due to lessened activity of the Board and to conserve cash flow.  Mr. Barndollar resigned as Director on March 22, 2012 and his service agreement simultaneously terminated.  The agreement did not provide for any termination benefits of any kind, However, the Board of Directors of the Company has agreed that Mr. Barndollar will retain the right to exercise his 100,000 stock options until their expiration date.  No director fees were recorded during the year due to the reduced activity of the Company and the limited involvement of the Directors throughout the year.

On July 19, 2010, due to shareholder vote Mr. Brisset was not re-elected as Director of the Company and therefore his service agreement was terminated.

On February 1, 2011, Mr. Perity resigned as Director of the Company and therefore his service agreement has been terminated.

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

6.D.  Employees

The Company had no full-time employees for the year ended December 31, 2011, 2010 and 2009.  It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives.  We currently outsource to outside engineers, geologists and consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates as of May 12, 2012, the beneficial ownership of shares of the Company held by each of our officers and directors and all of our officers and directors as a group.  Information relating to beneficial ownership of common shares by our principal stockholders and management is based upon information furnished by each person using "beneficial ownership" concepts under the rules of the Securities and Exchange Commission.  Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security.  The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days.  Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest.

The percentages below are calculated based on 69,412,043 shares of common stock issued and outstanding as of May 12, 2012, plus in the case of a person who has the right to acquire additional shares within 60 days, any new shares which would be issued to effect such acquisition.

Officers and Directors	Number of Shares	Beneficial Ownership (%)

Ron Daems	3,441,000	4.96%
All Directors and Executive Officers as a Group (1 person)	3,441,000	4.96%

The persons or entities named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Stock Option Plans:

The Company has three option plans pursuant to which officers, directors, employees and consultants and other agents of the Company could receive shares.  The Company has a 2006 Stock Option Plan (“the 2006 Plan”) and a 2002 Stock Option Plan (“the 2002 Plan”).

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates the share ownership as of May 12, 2012 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
Trevor Newton	5,690,628	8.22%

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

No significant change has occurred since the date of the financial statements included in this Annual Report.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2  Share Ownership.

On May 12, 2012, the Company had one hundred thirty-seven (132) registered shareholders holding 25,475,919 shares. Of these, twenty-one (21) registered shareholders holding 22,454,477shares have addresses in Canada.

7.A.3  Ownership or Control of the Company.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly.

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

Shareholder Loans

There are no loans to shareholders outstanding at December 31, 2011 or 2010.

Amounts Owing to Senior Management/Directors

At December 31, 2011 and 2010, $Nil (2009 $2,807) were owing to senior management, directors and companies controlled by directors.  Other than as noted above, there have been no transactions since inception, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under Item 18 are included in that item.  The audit report of Peterson Sullivan LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2011 and 2010, and period from July 1, 2005 (the date entering into the exploration stage) to December 31, 2011.

8.A.7.  Legal/Arbitration Proceedings

On November 17, 2010, we received a statement of claim filed in the Court of the Queen’s Bench of Alberta against the Company. The plaintiff alleges that the Company is indebted to the Plaintiff in the sum of $34,190 ($33,506 Canadian dollars) for goods and services rendered by the Plaintiff. We believe this claim is without merit and intend to vigorously defend it.

8.A.8.  Policy on Dividend Distributions

We have never declared or paid any cash dividends on our common shares nor do we anticipate paying any in the foreseeable future.  Furthermore, we expect to retain any future earnings to finance our operations and expansion.  The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings levels, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

B.  Significant Changes

Not Applicable

Item 9. The Offer and Listing

A.  Offer and Listing Details

The following tables set forth the price history of the Company’s stock.  All share prices have been adjusted to reflect the 2:1 forward split of the Company’s stock completed in October 2007.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2011	$0.375	$0.08
2010	$0.52	$0.01
2009	$0.76	$0.12
2008	$1.54	$0.10
2007	$1.74	$0.25

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2011	Fourth Quarter of 2011	$0.135	$0.08
	Third Quarter of 2011	$0.22	$0.101
	Second Quarter of 2011	$0.24	$0.1345
	First Quarter of 2011	$0.375	$0.181
2010	Fourth Quarter of 2010	$0.44	$0.01
	Third Quarter of 2010	$0.28	$0.12
	Second Quarter of 2010	$0.43	$0.25
	First Quarter of 2010	$0.52	$0.33

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
November 2011	$0.135	$0.10
December 2011	$0.12	$0.08
January 2012	$0.104	$0.08
February 2012	$0.15	$0.08
March 2012	$0.12	$0.091
April 2012	$0.12	$0.095

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

In 2010, the new “OTC Markets” quotation tiers began replacing the former OTCBB.  OTC Markets Group, Inc. launched the OTCQB marketplace to help investors easily identify SEC reporting companies and regulated banks that are current with their disclosure obligations.  Issuers on the OTCQB must be fully reporting and current in their reporting obligations with the SEC, the same as companies traded on the OTCBB.  Although, the entire Over the Counter market is regulated by the SEC and FINRA, the OTC Markets and the OTCBB are both now privately owned and merely serve as quotation mediums.  The OTC Markets is more user friendly, factually up-to-date and accurate than the website for the OTCBB.  Over the Counter quotes can be found at www.otcmarkets.com.  Effective February 22, 2011, through progressive changes of the OTC Markets platform, the Company’s stock is now quoted on the OTCQB.

D. Selling shareholders.

Not applicable.

E.  Dilution.

Not applicable.

F.  Expenses of the issue.

Not applicable.

Item 10. Additional Information

A.   Share Capital.

Not applicable.

B. Memorandum and Articles of Incorporation

Securities Register

We maintain at Holladay Stock Transfer (“transfer agent”) a securities register in which we record the securities issued by us in registered form, showing with respect to each class or series of securities:

a.	the names, alphabetically arranged and the latest known address of each person who is or has been a security holder;
b.	the number of securities held by each security holder; and
c.	the date and particulars of the issue and transfer of each security.

The transfer agent keeps information relating to a security holder that is entered in the securities register for at least seven years after the security holder ceases to be a security holder.

Registration

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

Powers of Directors

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

Description of Securities

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

C.  Material Contracts

We have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding publication of this document.  Significant property contracts are as described in Item 4.D.

D. Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Strata’s common shares.  However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to the 1980 Canada-United States Income Tax Convention.  See “Item 10.E Taxation” for additional discussion on tax matters.

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

E. Taxation

NOTHING HEREIN SHOULD BE INTERPRETED AS LEGAL OR TAX ADVICE AND EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F annual report no later than four months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company is not required to file reports and other information with any securities commissions in Canada.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On May 12, 2012, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.01.  This exchange rate is based on the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Principal Executive Officer and the Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the Principal Executive Officer and Principal Financial Officer concluded that, as of December 31, 2011, our disclosure controls and procedures were effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2011, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2011.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that from January 1, 2011 through December 31, 2011 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2011, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

The Company has made significant changes to improve the segregation of responsibilities during the twelve months ended fiscal December 31, 2011, that have materially improved our internal control over financial reporting.

Item 16A. Audit Committee

Members of the Company’s Audit Committee are financially literate and knowledgeable about the Company’s affairs.   Due to unfilled vacancies on the Board of Directors, the Company currently does not have at least one audit committee financial expert serving on its audit committee.

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

Item 16C. Principal Accountant Fees and Services

Effective February 29, 2012, the Company changed its principal independent accountants, BDO Canada LLP (“BDO”). On such date, BDO was terminated from serving as the Company’s independent registered public accounting firm and the Company retained Peterson Sullivan LLP (“Peterson Sullivan”) as its principal independent accountants. The pre-approved fees to the Company (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2011 (1)(2)	Fiscal year ending December 31, 2010 (1)
Audit Fees	$21,000	$44,720
Audit Related Fees	-	1,000
Tax Fees	-	-
All Other Fees	-	-
	$21,000	$45,720

(1)	As of December 31, 2011, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2011

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Neither the Company nor any “affiliated purchasers” as defined in Rule 10b-18(a)(3) under the Exchange Act purchased any shares of the Company.

Item 16F. Change in Registrant’s Certifying Accountant

Effective February 29, 2012, the Company dismissed BDO Canada LLP (“BDO”) from serving as the Company’s principal independent accountants and retained Peterson Sullivan LLP, Certified Public Accountants (“Peterson Sullivan”) as its principal independent accountants. The decision to change accountants was approved by the Company’s Board of Directors.

BDO’s report on the financial statements for the Company’s fiscal years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the 2010 and 2009 fiscal years and the subsequent interim period that preceded BDO’s dismissal, there was no disagreement with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to BDO’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their report, and there was no reportable event described in Item 16F(a)(1)(v).

However, without qualifying their opinion, BDO included an explanatory paragraph in their report on our financial statements for the 2010 and 2009 fiscal years which noted that there was substantial doubt as to our ability to continue as a going concern.

The Company has provided BDO with a copy of this disclosure and has requested that BDO furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of that letter from BDO dated May 14, 2012 is filed as an exhibit to this Form 20-F annual report.

Prior to February 29, 2012, when Peterson Sullivan was retained as the Company’s principal independent accountants, the Company did not consult Peterson Sullivan regarding:

(1) Either: The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that the new auditors concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(2) Any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to that item) or a reportable event (as described in Item 16F(a)(1)(v)).

Item 16G. Corporate Governance

We are subject to a variety of corporate governance guidelines and requirements enacted by the SEC under its rules and those mandated by the U.S. Sarbanes Oxley Act of 2002.  Today, we are in compliance with the corporate governance legal requirements in the United States.  We are listed on the OTCQB and, although we are not required to comply with all of the Exchange’s corporate governance requirements to which we would be subject if we were a U.S. corporation, we feel our governance practices comply with the OTCQB’s requirements as if we were a U.S. domestic issuer.

Item 16H. Mine Health and Safety, Conflict Minerals and Government Payments

Not applicable.

PART III

Item 17. Financial Statements

The Company has provided financial statements pursuant to Item 18.

Item 18. Financial Statements

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements provided under this item are listed in the table of contents below, and the audit report of Peterson Sullivan LLP immediately precedes the audited financial statements.

Strata Oil & Gas Inc.
(An Exploration Stage Company)
FINANCIAL STATEMENTS

December 31, 2011 and 2010

(Stated in US Dollars)

Strata Oil & Gas Inc.
(An Exploration Stage Company)
Financial Statements
December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Strata Oil and Gas Inc.

We have audited the accompanying balance sheets of Strata Oil and Gas Inc. (an exploration stage company) ("the Company") as of December 31, 2011 and 2010, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity (deficiency), and cash flows for the years ended December 31, 2011, 2010, and 2009, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Oil and Gas Inc. (an exploration stage company) as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years ended December 31, 2011, 2010 and 2009, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2011, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has not been able to generate any operating revenues to date and has incurred cumulative losses during the exploration stage of $11,260,006 through December 31, 2011.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.  Management's plans regarding those matters are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington
May 14, 2012

STRATA OIL & GAS INC.
(An Exploration Stage Company)
BALANCE SHEETS
(Expressed in US Dollars)

	DECEMBER 31

	2011	2010
Assets
Current
Cash	$217,504	$151,283
GST Receivables	15,091	42,468
Prepaid expenses	8,736	8,689
Total current assets	241,331	202,440
Deposits	116,172	114,139
Office equipment, net (Note 3)	1,361	2,244
Oil and gas property interests (Note 5)	7,901,703	7,967,915
Total Assets	$8,260,567	$8,286,738

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable (Note 7)	$30,987	$43,673
Accrued liabilities	26,183	49,606
Derivative liability (Note 4)	484,777	2,004,159
Total current liabilities	541,947	2,097,438
Asset retirement obligations (Note 6)	127,688	119,041
Total Liabilities	669,635	2,216,479

Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	-	-
Common stock, no par value, unlimited shares authorized; 69,412,043 shares issued and outstanding at December 31, 2011 (2010 – 69,412,043)	-	-
Additional paid-in capital	21,028,596	21,025,596
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(11,260,006)	(12,889,261)
Accumulated other comprehensive income
Foreign currency translation adjustments	571,132	682,714
Total stockholders’ equity	7,590,932	6,070,259
Total Liabilities and Stockholders’ Equity	$8,260,567	$8,286,738

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
(An Exploration Stage Company)
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in US Dollars)

	FOR THE YEAR ENDED DECEMBER 31
				From July 1, 2005 (the date of entering into exploration stage) to
	2011	2010	2009	DECEMBER 31, 2011
Expenses
Salaries and benefits	$-	$-	$-	$67,335
Professional fees	46,599	53,101	17,430	328,502
Office and sundry	29,525	36,921	2,325	496,943
Rent	31,539	18,670	67,993	256,978

Consulting fees (including $3,000, $4,775 and $94,164 of non-employee stock compensation expense for 2011, 2010 and 2009, Note 3 & 7)	57,856	121,120	234,127	9,701,946
Transfer agent fees	692	112	240	13,407
Loss on disposal of properties (Note 5)	-	731,866	-	731,866
Accretion expense (Note 6)	8,647	8,344	7,029	29,758
Depreciation	2,394	2,223	2,225	15,860
	(177,252)	(972,357)	(331,369)	(11,642,595)
Other income (expenses)
Interest and miscellaneous income	128	112	411	138,227
Interest expense	-	-	-	(26,444)
Loss on disposal of shares	-	-	-	(37,736)
Gain on settlement of loan	-	-	-	115,343
Change in fair value of derivative liability (Note 4)	1,806,379	4,474,283	(6,210,218)	70,444

	1,806,507	4,474,395	(6,209,807)	259,834
Income (loss) from continuing operations	1,629,255	3,502,038	(6,541,176)	(11,382,761)
Income (loss) from discontinued operations	-	-	-	122,755
Net income (loss) for the period	1,629,255	3,502,038	(6,541,176)	(11,260,006)
Other comprehensive income (loss)
Foreign currency translation adjustments	(111,582)	391,469	1,172,706	600,948
Comprehensive income (loss)	$1,517,673	$3,893,507	$(5,368,470)	$(10,519,326)
Basis and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$0.02	$0.05	$(0.10)
Diluted income (loss) per common share	$0.02	$0.05	$(0.10)
Basic weighted average number of shares outstanding	68,847,251	66,437,025	62,881,499
Diluted weighted average number of shares outstanding (Note 8)	69,185,451	73,223,918	62,881,499

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)
STATEMENTS OF CHANGES IN STOCKHOLERS’ EQUITY
 (Expressed in US Dollars)
					Accumulated
		Additional		Other	Total
	Common Stock	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares		Deficit	Loss	Equity

Balance, July 1, 2005	43,667,888	$2,896,421	$(2,748,790)	$(29,816)	$117,815
Private placement common stock and warrants issuances for cash, November 2005 (Note 8)	560,000	210,000	-	-	210,000
Issuance of common shares as collateral for a loan	240,000,000	-	-	-	-
Cancellation of common shares upon repayment of the loan	(240,000,000)	-	-	-	-
Stock-based compensation	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	(1,866,518)	(390)	(1,866,908)

Balance, December 31, 2005	44,227,888	4,798,092	(4,615,308)	(30,206)	152,578

Private placement common stock and warrants issuances for cash, June 2006 (Note 8)	500,000	1,000,000	-	-	1,000,000
Stock option exercises Feb to Aug 2006	7,324,000	5,151,990	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	508,860
Stock-based compensation	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	(6,747,405)	(328,092)	(7,075,497)

Balance, December 31, 2006	56,575,088	18,205,060	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	337,500
Stock option exercises Sept to Nov 2007	1,166,000	164,260	-	-	164,260
Stock-based compensation	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income	-	-	(454,725)	950,379	495,654

Balance, December 31, 2007	59,861,088	18,586,669	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008 (Note 8)	320,000	60,000	-	-	60,000
Private placement common stock issuances for cash, January 2008 (Note 8)	1,700,000	1,700,000	-	-	1,700,000
Stock-based compensation (Note 3)	-	94,730	-	-	94,730
Net loss and comprehensive loss	-	-	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	20,441,399	(12,459,181)	(881,461)	7,100,757

Cumulative adjustment	-	(2,279,016)	(139,732)	-	(2,418,748)
Warrant exercises Jun- Nov 2009 (Note 8)	3,250,000	413,750	-	-	413,750
Derivative liability adjustments (Note 4)	-	1,410,405	-	-	1,410,405
Common stock and warrants	-	94,164	-	-	94,164
Net loss and comprehensive income (loss)	-	-	(6,541,176)	1,172,706	(5,368,470)

Balance, December 31, 2009	65,131,088	20,080,702	(19,140,089)	291,245	1,231,858

Warrant exercises March 2010 (Note 8)	1,733,335	200,000	-	-	200,000
Derivative liability adjustments (Note 4)	-	740,119	-	-	740,119
Stock compensation, non-employees	-	4,775	-	-	4,775
Net income and comprehensive income	-	-	3,502,038	391,469	3,893,507

Balance, December 31, 2010	69,412,043	21,025,596	(15,638,051)	682,714	6,070,259

Stock compensation, non-employees	-	3,000	-	-	3,000
Private placement, common stock and warrants issuance for cash (Note 8)	2,547,620	325,716	-	-	325,716
Derivative liability adjustment (Note 4)	-	(325,716)	-	-	(325,716)
Net income and comprehensive income	-		1,629,255	(111,582)	1,517,673

Balance, December 31, 2011	69,412,043	$21,028,596	$(14,008,796)	$571,132	$7,590,932

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.
 (An Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Expressed in US Dollars)
				FROM
	FOR THE YEARS ENDED DECEMBER 31			July 1, 2005 (the date of entering into exploration stage) to
	2011	2010	2009	DECEMBER 31, 2011
Cash flows from operating activities
Net income (loss)	$1,629,255	$3,502,038	$(6,541,176)	$(11,260,006)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	2,394	2,223	2,225	15,860
Stock option expense for consulting fees	3,000	4,775	94,164	8,654,039
Accretion expense	8,647	8,344	7,029	29,758
Loss on disposal of shares	-	-	-	37,736
Gain on settlement of loan	-	-	-	(115,343)
Gain on sale of software	-	-	-	(130,000)
Reversal of liability	-	-	(47,483)	(47,483)
Change in fair value of derivative liability (Note 4)	(1,806,379)	(4,474,283)	6,210,218	(70,444)
Loss on disposal of oil and gas properties	-	731,866	-	731,866
Change in assets and liabilities:
GST Receivables	27,377	638	3,682	(11,430)
Prepaid expenses	(47)	(7,973)	-	(6,390)
Accounts payable	(12,686)	(8,175)	918	15,159
Accrued liabilities	(23,423)	16,164	(15,554)	21,884
Net cash used in operating activities	(171,862)	(224,383)	(285,977)	(2,134,794)

Cash flows from investing activities
Deposits	(2,033)	(19,606)	-	(116,172)
Acquisition of oil and gas interests	(66,212)	(187,578)	(180,251)	(7,961,045)
Proceeds from the sale of oil and gas properties (Note 5)	-	303,833		303,833
Acquisition of office equipment	(1,511)	-	-	(11,614)
Proceeds on the sale of investments	-	-	-	77,607
Proceeds on the sale of software	-	-	-	130,000
Net cash provided by (used in) investing activities	(69,756)	96,649	(180,251)	(7,577,391)

Cash flows from financing activities
Proceeds from the issuance of common stock and warrants	325,716	-	-	3,235,716
Proceeds from the exercise of stock options	-	-	-	5,316,250
Proceeds from the exercise of warrants	-	200,000	413,750	1,520,110
Proceeds from loan financing	-	-	-	1,020,000
Repayment of loan financing	-	-	-	(1,020,000)
Net cash provided by financing activities	325,716	200,000	413,750	10,072,076
Foreign exchange effect on cash	(17,877)	(430)	10,149	(272,384)
Net increase (decrease) in cash	66,221	71,836	(42,329)	87,507
Cash, beginning of period	151,283	79,447	121,776	129,997
Cash, end of period	$217,504	$151,283	$79,447	$217,504
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$-	$-	$-	$26,444
Income taxes	-	-	-	-

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$-	$-	$-	$115,343
Accounts payable related to oil and gas properties interests	$-	$19,655	$7,045	$24,160
Asset retirement obligation	$-	$-	$-	$82,868

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

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company commenced its oil and gas exploration activities in the last quarter of 2005. The Company has not realized any revenue from its present operations.  During the year ended December 31, 2011, the Company incurred income from continuing operations of $1,629,255 primarily as a result of a $1,806,379 gain from the change in fair value of a derivative liability. In addition, the Company had negative cash flows from operations of $171,862 and is expected to continue to incur further negative operating cash flows in the foreseeable future.  Since the Company had re-entered the exploration stage, it has an accumulated deficit of $11,260,006 at December 31, 2011.  These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $350,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, exploration expenditures as well as operating expenses.  Management has plans to seek additional capital through a private placement and public offering of its common stock.  Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

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

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. There was no cash equivalent balances for the year ended December 31, 2011 (2010 – $Nil).

GST Receivables

GST Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at both December 31, 2011 and 2010.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2011	December 31, 2010
Office equipment	$11,614	$10,103
Accumulated depreciation	10,253	7,859
Net book value	$1,361	$2,244

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2011 and 2010 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

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

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The Company may also issue options or warrants to employees and non-employees in connection with consulting or other services.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For option and warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to value the derivative instruments.

The change in the fair value of unvested options issued to non-employees for goods and services which meet the classification of a derivative financial instrument are charged as a compensation expense in consulting fees over the vesting period. Upon vesting, the change in the fair value of vested options to non-employees is charged to consulting fees.

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

The expected volatility of options granted has been determined using the methods described under the relevant accounting standard. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, accounting standard requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on its best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statement of Operations and Comprehensive Loss.

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2011, the Company recognized $3,000 (2010 - $4,775 expense; 2009 - $94,164) in stock-based compensation expense in the Statement of Operations and Comprehensive Loss in respect of options granted to non-employees.  All stock options granted in 2011, 2010 and 2009 were to non-employees of the Company. All unvested stock options which are classified as liability instruments follow the policy in derivative financial instruments.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

The fair value of each option granted is estimated using the Black-Scholes option-pricing model on the date of grant. During the years ended December 31, 2011, 2010 and 2009 the following weighted average assumptions were used:

	2011	2010	2009
Dividend yield	0%	0%	0%
Expected volatility	106.5%	108.82%	108.82%
Risk-free rate	0.92%	3.11%	2.82%
Expected life in years	9	10	10

The weighted average grant date fair value per option in 2011 was $Nil (2010 - $0.27; 2009 – $Nil)

Expected volatilities are calculated using the historical volatility of the Company’s stock. When applicable, the Company will use historical data to estimate option exercise, forfeiture and employees termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options.

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

At December 31, 2011, 2010 and 2009, potential common shares of 8,657,486, 7,813,372 and 17,113,600 respectively, related to stock options and warrants were excluded from the computation of diluted earnings per share since their effect was anti-dilutive. See Note 8 for calculation of diluted income per common share.

Fair Value of Financial Instruments

The book values of cash, GST receivables and accounts payable approximate their respective fair values due to the short-term nature of these instruments. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;
•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Derivative liability	$—	$—	$484,777	$484,777
Asset retirement obligation	$—	$—	$127,688	$127,688

As of December 31, 2010:

	Level 1	Level 2	Level 3	Total
Derivative liability	$—	$—	$2,004,159	$2,004,159
Asset retirement obligation	$—	$—	$119,041	$119,041

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

We currently measure and report the fair value liability for stock options and warrants with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for non-employee stock options and warrants have been recorded as determined utilizing the Black-Scholes option pricing model. See Note 4 for further discussion of the inputs used in determining the fair value.

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

Reclassifications

Certain amounts from the December 31, 2010 and 2009 financial statements have been reclassified to conform with the current year presentation.

4.           DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as options to non-employees and common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31,2008	$2,418,748
Re-classification to additional paid-in capital on exercise of warrants	(1,296,425)
Re-classification to additional paid-in capital on cancellation of warrants	(208,144)
Fair value on unvested options issued as stock compensation	94,164
Change in fair value of derivative liability	6,210,218

Balance, December 31, 2009	7,218,561

Re-classification to common stock on exercise of warrants	(622,134)
Re-classification to additional paid-in capital on cancellation of options	(117,985)

Change in fair value of derivative liabilities	(4,474,283)

Balance, December 31, 2010	2,004,159

Fair value on warrants issued in private placements	325,716
Foreign exchange effect on derivative liability	(38,719)
Change in fair value of derivative liabilities	(1,806,379)

Balance, December 31, 2011	$484,777

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,	December 31,
	2011	2010

Risk-free interest rate	0.86 to 0.92%	2.61 to 3.00%
Expected life of derivative liability	1 to 9 yrs	2 to 6.5 yrs
Annualized volatility	106.5%	100% to 113%
Dividend rate	0.00%	0.00%

Re-classifications from liability to equity are supplemental non-cash transactions in the cash flow statement.

5.       OIL AND GAS PROPERTY INTERESTS

	2011 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,626,608	$40,732	$2,667,340
Geological and geophysical	312,177	14,385	326,562
Project management	918,096	-	918,096
Drilling	3,643,735	-	3,643,735
Assaying and analysis	67,564	-	67,564
Asset retirement obligations	105,253	-	105,253
Camp and field supplies	43,217	-	43,217
Travel and accommodation	129,936	-	129,936
Total expenditures	$7,846,586	$55,117	$7,901,703

5.       OIL AND GAS PROPERTY INTERESTS - continued

	2010 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,593,951	$41,535	$2,635,486
Geological and geophysical	318,327	14,669	332,996
Project management	936,183	-	936,183
Drilling	3,715,108	-	3,715,108
Assaying and analysis	68,895	-	68,895
Asset retirement obligations	102,684	-	102,684
Camp and field supplies	44,068	-	44,068
Travel and accommodation	132,495	-	132,495
Total expenditures	$7,911,711	$56,204	$7,967,915

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $16,690
October 19, 2006	4	3,584	CDN $12,544 / USD $12,298
November 2, 2006	4	5,632	CDN $19,712 / USD $19,326
January 11, 2007	4	4,608	CDN $16,128 / USD $15,812
January 24, 2007	2	2,304	CDN $8,064 / USD $7,906
	17	20,992	CDN $73,472 / USD $72,032

On December 20, 2010, the Company entered into an assignment and assumption agreement with Alberta Company, a related party by common director and officer, assigning an undivided 100% right and interest in 25 Alberta Crown Oil Sands Lease Agreements, pursuant to respective individual lease agreements with the Province of Alberta for the sale price of $303,833 (CDN $300,000) being the approximate fair value of the leases. The fair market value of CDN $300,000 was established through the combination of third party evidence and recent sales comparables. There was a loss recognized of $731,866 on the disposition of properties due to the combination of all acquisition costs and prior year’s annual lease payments being capitalized.

5.       OIL AND GAS PROPERTY INTERESTS - continued

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

The following table sets forth the Company’s future minimum lease payments on its oil and gas properties.

	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Peace River and Drowned properties	$704,782	$76,800	$153,600	$149,943	$324,439

6.       ASSET RETIRMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $127,688 at December 31, 2011 (2010 - $119,041), based on an undiscounted total future liability of $278,782 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $8,647 (2010 – $8,344, 2009 - $7,029) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2011.

7.      RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Management Fees

Total compensation expense to the former President and current President of $5,487 (2010 - $26,130, 2009 - $12,775) has been recognized as consulting fees for the year ended December 31, 2011.

Mr. Daems does not bill the Company for his services as President, however he does have a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters for the Company’s acquisition plan.

Directors’ fees
Directors’ fees of $Nil (2010 and 2009 - $Nil) have been recorded as consulting fees at December 31, 2011.

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

On January 06, 2011, the Company closed a private placement for a total of 1,000,000 units at $0.10 per unit for total offering price of $100,000.  Each unit consisted of one share of the common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.15 for a period of four years commencing on January 25, 2012 and expiring on January 25, 2016.

8.      SHARE CAPITAL - Continued

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

On August 12, 2011, the Company closed a private placement for a total of 208,334 units at $0.12 per unit for a total offering price of $25,000.  Each unit consisted of one share of the common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.18 for a period of four years commencing on August 12, 2012 and expiring on August 12, 2016.

The Company classified the entire proceeds of $325,716 from private placements closed in 2011 as a derivative liability related to the warrants.

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

	2011	2010
Net income (loss) for the year	$1,629,255	$3,502,038

Weighted average common stock basic	68,847,251	66,437,025
Effect of options	8,128	72,984
Effect of warrants	330,072	6,713,909
Diluted	69,185,451	73,223,918

9.      STOCK OPTION PLANS

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

Activity under the 2002 Plan is summarized as follows:

9.      STOCK OPTION PLANS- continued

	Available for Grant	Options Outstanding	Weighted Average Exercise Price

Balance December, 31, 2008	200,000	1,150,000	0.11
Cancelled	336,000	(336,000)	0.11
Balance, December 31, 2009	536,000	814,000	0.11
Cancelled	680,000	(680,000)	0.11
Balance, December 31, 2010	1,216,000	134,000	0.11
Cancelled	134,000	(134,000)	0.11
Balance, December 31, 2011	1,350,000	-	-

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

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2008	5,400,000	1,300,000	0.98
Cancelled	600,000	(600,000)	0.82
Balance, December 31, 2009	6,000,000	700,000	1.11
Cancelled	200,000	(200,000)	2.29
Granted	(100,000)	100,000	0.33
Balance, December 31, 2010	6,100,000	600,000	1.14
Granted	-	-	-
Cancelled	-	-	-
Balance, December 31, 2011	6,100,000	600,000	$1.14

Balance exercisable, December 31, 2011		550,000	$1.20

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 and 2002 Plans at December 31, 2011:

9.      STOCK OPTION PLANS- continued

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable	Weighted Average Exercise Price
$0.13	25,000	9.92	$0.13	25,000	$0.13
$0.20	25,000	9.92	$0.20	25,000	$0.20
$0.40	25,000	9.92	$0.40	-	$-
$0.60	25,000	9.92	$0.60	-	$-
$0.61	200,000	6.25	$0.61	200,000	$0.61
$0.74	100,000	7.58	$0.74	100,000	$0.74
$2.29	200,000	5.58	$2.29	200,000	$2.29
	600,000			550,000

The aggregate intrinsic value of stock options outstanding at December 31, 2011 was $ Nil (2010 - $19,330, 2009 - $448,500) while the aggregate intrinsic value of stock options exercisable at December 31, 2011 was $Nil (2010 - $18,580, 2009 - $448,500).  No stock options were exercised in 2011, 2010, or 2009.

During the years ended December 31, 2010 and 2009, 200,000 and 680,000 options were cancelled unexercised. Upon cancellation, the fair value of these liability instruments of $117,985 and 208,144 was re-classified from liability to additional paid-in capital. See Note 4.

The following table summarizes information concerning unvested common stock options under the 2006 and 2002 Plans at December 31, 2011:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2008	1,100,000	$ 0.74	$ 0.68
Vested	(230,000)	0.63	0.55
Cancelled	(600,000)	(0.82)	(0.22)

Unvested at December 31, 2009	270,000	0.73	0.60
Granted	100,000	0.33	0.21
Vested	(55,000)	(0.46)	(0.47)
Cancelled	(200,000)	(0.61)	(0.57)

Unvested at December 31, 2010	115,000	0.52	0.37
Vested	65,000	0.51	0.37
Cancelled
Unvested at December 31, 2011	50,000	$ 0.13	$ 0.37

9.      STOCK OPTION PLANS - continued

As of December 31, 2011, there was $5,605 (2010 – $16,385, 2009 - $20,319) of total unrecognized compensation cost related to all unvested options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 2 years (2009 – 3 years, 2008 – 4 years)

During the year ended December 31, 2011, the Company recorded consulting fees of $3,000 (2010 – $4,775 2009 – $94,164) in the statement of operations related to stock options granted to non-employees that vested during the year.

10.      WARRANTS

(a) Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2008	18,849,600	$0.29
Warrants exercised	(3,250,000)	0.13
Balance, December 31, 2009	15,599,600	0.32
Warrants exercised	(1,733,335)	0.13
Balance, December 31, 2010	13,866,265	0.35
Warrants issued	2,547,620	0.19
Balance, December 31, 2011	16,413,885	$0.33

The following table lists the common share warrants outstanding at December 31, 2011.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry
1,634,310	1,634,310	$0.11	December 23, 2012
5,761,955	5,761,955	$0.19	December 23, 2012
450,000	450,000	$0.125	February 14, 2014
3,900,000	3,900,000	$0.20	February 14, 2014
560,000	560,000	$0.44	November 15, 2012
560,000	560,000	$0.50	November 15, 2012
500,000	500,000	$2.125	June 13, 2013
500,000	500,000	$2.25	June 13, 2013
1,000,000	-	$0.15	January 6, 2016
625,000	-	$0.24	March 16, 2016
714,286	-	$0.21	May 17, 2016
208,334	-	$0.18	August 12, 2016
16,413,885	13,866,265	$0.325

11.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:
	2011	2010
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$962,000	$911,000
Capital losses	5,000	5,000
Office equipment	12,500	11,000
Oil and gas properties	281,000	281,000
Asset retirement obligation	34,000	30,000
	1,294,500	1,238,000
Valuation allowance	(1,294,500)	(1,238,000)
Net deferred tax asset	$-	$-

11.           INCOME TAXES – continued

Upon continuation to Canada in 2004, all losses carried forward at that time expired.  As of December 31, 2011, the Company had available to offset future taxable income, net Canadian operating loss carry-forwards of approximately $3.6 million.  The carry-forwards will begin expiring in 2014 unless utilized in earlier years.  The Company also has approximately $8.8 million in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company evaluates its valuation allowance requirements based on projected future operations.  When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.  During the years ended December 31, 2011, 2010 and 2009, changes in valuation allowance was $52,500, $357,000 and $154,000, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:

	2011	2010	2009
Statutory federal income tax rate	(27%)	(29%)	(30%)
Change in valuation allowance	(5%)	(10%)	20%
Non-deductible stock-based compensation	2%	1%	4%
Non-deductible change in fair value of derivative Liability	30%	36%	17%
Effect of foreign exchange	2%	3%	(16%)
Effect of reduction in income tax rate	(2%)	(1%)	5%
	-%	-%	-%

The Company has evaluated its tax positions for the years ended December 31, 2011, 2010 and 2009 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties accrued during 2011 or 2010.

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

12.      COMMITMENTS AND CONTINGENCIES continued

Leased Office Premises

During the year ended December 31, 2010, the Company entered into a sub-lease arrangement with a third party and agreed to pay approximately $33,000 in basic and additional rent through November 30, 2011. Subsequent to the end of the sub-lease arrangement the Company continued to pay rent on a month to month basis. The lease agreement ended December 31, 2011.

Legal Contingencies

On November 17, 2010, we received a statement of claim filed in the Court of the Queen’s Bench of Alberta against the Company. The plaintiff alleges that the Company is indebted to the Plaintiff in the sum of $34,190 (CDN $34,898) for goods and services rendered by the Plaintiff. The Company believes this claim is without merit and intends to vigorously defend it.

13.      SUBSEQUENT EVENTS

Pratt Barndollar resigned as a Director of the Company on March 22, 2012 and  Mr. Barndollar’s service contract simultaneously terminated with such resignation.  The Board of Directors of the Company has agreed that Mr. Barndollar will retain the right to exercise his 100,000 stock options until their expiration date.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2	Form of Class A warrant issued in February 2005 (2)
2.3	Form of Class B warrant issued in February 2005 (2)
2.4	Form of Class A warrant issued in November 2005 (2)
2.5	Form of Class B warrant issued in November 2005 (2)
2.6	Form of Class A warrant issued in June 2006 (6)
2.7	Form of Class B warrant issued in June 2006 (6)
12.1*	Section 302 Certification of Principal Executive Officer
12.2*	Section 302 Certification of Principal Financial Officer
13.1*	Section 906 Certification of Principal Executive Officer
13.2*	Section 906 Certification of Principal Financial Officer
14.1	BDO Consent
15.1	2002 Stock Option Plan (4)
15.2	2006 Stock Option Plan (5)

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003
(2) Previously filed with the Company’s 2005 Form 20-F filed on June 1, 2006
(3) Filed with the Company’s Form S-8 Registration Statement on January 29, 2001
(4) Filed with the Company’s Form S-8 Registration Statement on February 12, 2002
(5) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006
(6) Previously filed with the Company’s Form 6-K filed on June 23, 2006
(7) Previously filed with the Company’s Form 6-K filed on March 28, 2012.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: May 14, 2012	By: /s/ Ron Daems
Ron Daems
President, Chief Executive Officer,
Secretary and Director