Form 20-F
period 2012-12-31
STRATA OIL & GAS, INC.
filed 2013-04-04
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission file number: 000-500934

STRATA OIL & GAS INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

918 16th Avenue NW, Suite 408, Calgary, Alberta, Canada, T2M 0K3

 (Address of principal executive offices)

                    877-237-5443

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The registrant has one class of Common Stock with 74,643,710 shares outstanding at December 31, 2012 and 75,706,210 shares outstanding at March 11, 2013. No preferred shares are issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [   ] No [X]

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

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [   ] No [X]

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2012

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits.
Bitumen	Heavy, viscous crude oil
Bluesky Formation	The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast
CHOPS	Cold Heavy Oil Production with Sand
Carboniferous	The period of geological time between 360 and 286 million years ago. A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period.
Cretaceous Period	A period 144 to 65 million years ago
Debolt Formation	Lies above the Elkton Formation and ranges from mid- to upper Visean in age (345.3 to 326.4 million years ago)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells.
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well.
Drilling	logs Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data.
Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase.
Jurassic Period	Between 206 and 144 million years ago
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill, and produce oil and gas from a piece of land
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment.
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape.

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

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors, including, but not limited to general economic and business conditions, competition, and other factors, including those described in Item 3.D., “Risk Factors.”

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2012, 2011, 2010, 2009 and 2008.

The selected financial information and operating information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” In Item 5. The selected financial data as at and for these periods have been extracted from, and are qualified by reference to the audited consolidated financial statements included herein at Item 18.

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2012	2011	2010	2009	2008
Revenue	$–	$–	$–	$–	$–
Expenses	241,995	177,252	972,357	331,369	654,240
Other income (expense), net	(1,614,795)	1,806,507	4,474,395	(6,209,807)	12,497
Net income (loss)	$(1,856,790)	$1,629,255	$3,502,038	$(6,541,176)	$(641,743)

Basic and diluted income (loss) per share:
From continuing operations	$(0.03)	$0.02	$0.05	$(0.10)	$(0.01)
Basic weighted average number of common shares outstanding (in millions)	71.3	68.8	66.4	62.9	61.7
Diluted weighted average number of common shares outstanding (in millions)	N/A	69.2	73.2	N/A	N/A

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2012	2011	2010	2009	2008

Cash and cash equivalents	$134,125	$217,504	$151,283	$79,447	$121,776
Other current assets	5,222	23,827	51,157	43,822	47,504
Deposits	123,634	116,172	114,139	94,533	94,533
Property and equipment, net	–	1,361	2,244	4,467	6,692
Oil and gas property interests	8,195,885	7,901,703	7,967,915	8,398,439	7,039,208
Total assets	8,458,866	8,260,567	8,286,738	8,620,708	7,309,713
Current liabilities	2,377,418	541,947	2,097,438	7,284,197	120,350
Asset retirement obligations	138,129	127,688	119,041	104,653	88,606
Additional paid-in capital	21,069,422	21,028,596	21,025,596	20,371,947	19,559,938
(Accumulated deficit) retained earnings	(15,865,586)	(14,008,796)	(15,638,051)	(19,140,089)	(12,459,181)
Total liabilities and stockholders’ equity	8,458,866	8,260,567	8,286,738	8,620,708	7,309,713

Dividends

We have never paid or declared dividends on our shares of common stock.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (USD$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this annual report may contain conversions of certain amounts in United States dollars into the Company’s functional currency, Canadian dollars, based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the historical exchange rates as reported by www.OANDA.com, which compiles rates based on tens of thousands of different price points, collected every few seconds, 24 hours a day, 365 days a year from live data suppliers (for instance Bank of Canada) and uses them to compute interbank market rates. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2012, 2011, and 2010, and the average rates for the period and the range of high and low rates for the period.  The data for March, 2013 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2012 was CDN $1.00 per U.S. $1.00.

The exchange rate as of April 2, 2013 was CDN $1.01 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars
(High/low rates for latest six months)	High	Low
March, 2013	0.98	0.97
February, 2013	1.00	0.97
January, 2013	1.02	0.99
December, 2012	1.02	1.00
November, 2012	1.01	1.00
October 2012	1.02	0.99
September 2012	1.03	1.01

Exchange Rates for Canadian Versus U.S. Dollars	Average ($)
For the twelve months ended December 31, 2012	1.00
For the twelve months ended December 31, 2011	1.02
For the twelve months ended December 31, 2010	1.00
For the twelve months ended December 31, 2009	1.14
For the twelve months ended December 31, 2008	1.07

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in the Company has a high degree of risk.  Before you invest you should carefully consider the risks and uncertainties described below and the other information in this annual report.  If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down.  This means you could lose all or a part of your investment.

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

We have only recently commenced oil and gas exploration operations.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  We have yet to generate any revenues from operations.  There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.  Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	success of our exploration and development;
•	demand for natural gas and oil;
•	the level of our competition;
•	our ability to attract and maintain key management and employees; and
•	our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above.  If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares trading on the OTCBB and OTC Markets.

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

Our Management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares trading on the OTCBB and OTC Markets.  Investors may find it difficult to sell their shares on the OTCBB and OTC Markets.

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

Our success depends heavily upon the continued contributions of Ron Daems, whose knowledge, leadership and technical expertise would be difficult to replace.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not maintain any key person insurance on Mr. Daems.  If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time, if ever, as we could hire a suitable replacement for Mr. Daems.

5.           Volatility of oil and gas prices and markets could make it more difficult for us to achieve profitability and less likely for investors in our common shares to receive a return on their investment.

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

10.           Exploratory drilling involves many risks, and we may become liable for pollution or other liabilities that may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor, and other risks are involved.  We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

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

12.           Our auditors’ opinion on our December 31, 2012 financial statements includes an explanatory paragraph in respect of there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $13,116,797 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2012.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources than we do.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

15.           We expect losses to continue in the future because we have no oil or gas reserves and, consequently, no revenue to offset losses.

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in next 12 months.  The operating losses will occur because there are expenses associated with the acquisition, exploration, and development of natural gas and oil properties that do not have any income-producing reserves.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

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

RISKS RELATING TO OUR COMMON SHARES

18.           We may, in the future, issue additional common shares, which would reduce investors’ percentage of ownership and may dilute our share value.

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

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rule 15g-2 promulgated thereunder by the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account.  These rules may have the effect of reducing the level of trading activity in the secondary market, if and when one develops.  Potential investors in the Company’s common stock are urged to obtain and read such disclosures carefully before purchasing any shares that are deemed to be "penny stock."  Moreover, the Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than USD $5.00 per share or with an exercise price of less than USD $5.00 per share, subject to certain exceptions.  For any transaction involving a penny stock, unless exempt, the rules require:

•	That a broker or dealer approve a person's account for transactions in penny stocks; and
•	that the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

•	Obtain financial information and investment experience objectives of the person; and
•	make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form sets forth:

•	The basis on which the broker or dealer made the suitability determination; and
•	that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules.  This may make it more difficult for investors to dispose of our common shares and may cause a decline in the market value of our stock.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended.  As a foreign private issuer we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16 of the Exchange Act.  As a foreign private issuer we will not be subject to the proxy rules of Section 14 of the Exchange Act.  Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us.  Accordingly, you may not be able to obtain some of the information about us that you could obtain if we were not a “foreign private issuer”.

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

23.           Because we are organized under the Canada Business Corporations Act and all of our assets and certain of our Officers and Directors are located outside the United States, it may be difficult for an investor to enforce within the United States any judgments obtained against us or our Officers and Directors.

All of our assets are located outside of the United States and we do not currently maintain a permanent place of business within the United States. In addition, certain of our Directors and Officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons' assets are located outside the United States. As a result, it may be difficult for an investor to effect service of process or enforce within the United States any judgments obtained against us or our Officers or Directors, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. In addition, there is uncertainty as to whether the courts of Canada would recognize or enforce judgments of United States courts obtained against us or our Directors and Officers predicated upon the civil liability provisions of the securities laws of the United States or any state thereof. There is even uncertainty as to whether the Canadian courts would have jurisdiction to hear original actions brought in Canada against us or our Directors and Officers predicated upon the securities laws of the United States or any state thereof.

Item 4. Information on Strata Oil & Gas Inc.

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. is a company principally engaged in the acquisition and exploration of oil and gas properties. We were incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000.   The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits.  The Company has interests in a total of 18 oil sands leases located in Northern Alberta, Canada.

Continuance to Canada

We are presently incorporated under the Canada Business Corporations Act. On April 22, 2003, the Company filed a registration statement to effect a continuation of our corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004. On September 13, 2004, Strata filed a Form 8-A with the SEC registering its class of common shares under Section 12(g) of the Exchange Act.

Discontinued Operations

Until the end of June 2005, the Company had developed software that was designed to allow users to interface with and manage databases and customer relationships. On June 29, 2005 a majority of the Company’s shareholders approved a change in the business of the Company from software development to oil and gas exploration.

B. Business Overview

REFER TO SECTION 4.A “HISTORY AND DEVELOPMENT OF THE COMPANY” FOR INFORMATION REGARDING THE COMPANY’S HISTORY AND BUSINESS ACTIVITIES.

BUSINESS DESCRIPTION

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

The Company originally had an interest in 43 oil sands leases in northern Alberta, Canada.  In December 2010, the Company sold 25 of its oil sands leases to an Alberta company.  As of December 31, 2012 the Company currently has interests in oil sands properties located in the Peace River and Wabiskaw areas of Northern Alberta, Canada including 17 leases in the Peace River oil sands area and one lease in the Athabasca oil sands area.

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

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILTY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions.  It may not be possible to actively explore the Company’s properties in Alberta throughout the year due to seasonal changes in the weather.  If exploration is pursued at the wrong time of year, the Company may incur additional costs to address issues relating to the weather.

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

COMPETITION

The natural gas and oil exploration industry is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We compete with many exploration companies that have significantly greater personnel, financial, managerial, and technical resources.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

D. Property, Plant and Equipment

CORPORATE OFFICES

We do not own any real property.  Our corporate offices are located at 408 - 918 16th Ave NW, Calgary, AB T2M 0K3.  We believe that the facilities will be adequate for the foreseeable future.  All costs described in this section are stated in U.S. dollars as converted from Canadian dollars.  Accordingly, the costs may vary to some degree with the currency exchange rate.

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

Carboniferous Oil Sands

Strata has focused its efforts on carbonate-hosted bitumen sands.  The carbonates are the next challenge in the Alberta oil sands industry. Like oil sands two decades ago, carbonates represent an enormous and relatively untapped petroleum resource. The means for producing bitumen from carbonates is still being studied.  The nature of the carbonate triangle in Alberta tends to vary and there is unlikely to be a single one-si -fits-all strategy for production.  Cold production may be possible in some areas although in most cases production requires an in-situ treatment. Various technologies have been tested and others considered, including similar technologies to those employed in oil sands (cyclic steam, SAGD, etc.). Bitumen carbonates are still being studied, and as yet there are several techniques which may prove to be effective.  We are in the process of determining the most efficient means of producing the bitumen from our Peace River project.

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

Strata's acquisition of the Drowned Property lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. In addition, the Company must pay the province of Alberta CDN $1,792 (USD $1,798) per year to maintain its right to the lease. The lease is subject to a royalty payable to the government of Alberta.

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

Drowned Project Lease Information

The Drowned Property is comprised of a single lease with the government of the province of Alberta, Canada.  The lease is a fifteen-year lease and expires on October 4, 2015.

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.51) per year	CDN $1,792 (USD $1,798) per year

Regional Geology

Regionally, the Wabiskaw Reservoir consists of three overlapping en-echelon sand bodies interpreted as shoreface sand which coarsen upwards from shale to fine sand.  The three bodies are informally referred to as Wabiskaw “A” Sand, Wabiskaw “B” Sand, and Wabiskaw “C” Sand.  The three bodies are separated from each other by shales and each has proven to be correlatable and mappable over a wide area.  All three bodies contain bitumen, but only the bitumen sand of the Wabiskaw “A” is being cold produced at the present time.  The “B” and “C” are generally thinner and contain smaller bitumen accumulations.

Gas and water are also significant components of the reservoir fluids in the Wabiskaw sands.  Several associated gas fields are currently in production.  There may be a distinct basal water leg below the bitumen.  This is especially true in the southwestern part of the Wabiskaw reservoirs.

The deposit lies above the western part of the Athabasca oil sands and extends westward somewhat beyond the McMurray Formation edge.  In many regions, the Wabiskaw is oil rich and it overlies the McMurray forming two stacked reservoirs.  Detrital matter arrived mainly from the west but mixed with a small component of sediments from the shield.  The bitumen is highly viscous and is at a depth of 100 to 700 meters.  The Wabiskaw is classified as the lowest Member of the Clearwater Formation and therefore overlies the McMurray Formation.  The reservoir and the thickness of oil-saturated material vary from 0 to 10 meters.

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.  The Company did not undertake any exploration work on the Drowned Property in 2012.

Planned Work by the Company for 2013

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2013.

PEACE RIVER OIL SANDS LEASES

The following are two maps showing the location of the Company’s 17 oil sands leases in the Peace River region of northern Alberta, Canada.

16

17

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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

June 15, 2006	3	4,864	CDN $17,024 / USD $17,077
October 19, 2006	4	3,584	CDN $12,544 / USD $12,583
November 2, 2006	4	5,632	CDN $19,712 / USD $19,773
January 11, 2007	4	4,608	CDN $16,128 / USD $16,178
January 24, 2007	2	2,304	CDN $8,064 / USD $8,089
	17	20,992	CDN $73,472 / USD $73,700

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

Peace River Project Lease Information

The Peace River Property is comprised of 17 leases with the government of the Province of Alberta, Canada.  All of the leases are for a 15-year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease.

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

A Cretaceous clastic sequence that includes the Gething and Bluesky Formations at the base, unconformably overlies the Carboniferous rocks in this area.  All the beds dip gently to the west with those lying below the unconformity having a somewhat greater dip than those above it.  This causes the sequence below the unconformity to be eroded to a greater degree to the east and to be less complete, compared with the west.  These westerly dips are the result of post-depositional tectonic events and do not reflect the original orientation of the accumulation of sediment.  The Carboniferous sequence of the Rundle assemblage accumulated as a result of a series of prograding events that developed in a southerly to southwesterly direction.

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

Former leaseholders have drilled wells on and around the Company’s Target Area.  Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs.  With respect to available drilling data, the leases of the Target Area are drilled at an average spacing of one well per section.  However, not all of these existing wells were drilled to investigate the sequence located on the Company’s Cadotte leases. The effective average spacing with wells that have penetrated the Carboniferous sequence is approximately 0.8 wells per section.  This spacing is from twenty-three wells on or immediately adjacent to the leases.  There are an additional two hundred nineteen wells in the surrounding area, the data from which has also been referenced and inspected by the Company to assist with its evaluation of the Cadotte leases.

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

Planned Work by the Company for 2013

Strata intends to continue to discuss a variety of funding arrangements with potential partners in 2013, but until funding can be secured the Company's development plans will temporarily be put on hold.  Once financing has been secured, the Company plans to undertake an engineering and production testing/drilling program in the Cadotte main target area.  The Company does not have any plans to undertake land acquisitions in 2013. The company plans on conducting a 51-101 compliant engineering resource study of the 22 sections (approximately 14,080 acres) of its Cadotte West holdings.

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

The amount of exploration drilling and testing on the Cadotte Target Area was sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource (the classification system was subsequently changed such that the Discovered Resource would now be called Discovered Petroleum Initially In-Place (PIIP)).  The classification of the Discovered Resource into Low, Best ("Most Likely") and High categories was based on the following criteria:

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2012, 2011 and 2010.  These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this annual report as US GAAP.

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

A. Operating Results

The following table sets forth the audited statement of operations data for Strata for the fiscal years indicated:

	2012	2011	2010
Expenses	$(241,995)	$(177,252)	$(972,357)
Other income (expenses)	(1,614,795)	1,806,379	4,474,395)
Net income (loss)	(1,856,790)	1,629,255	3,502,038
Earnings per share from continuing operations, basic and diluted	$(0.03)	$0.02	$0.05
Basic weighted average common shares outstanding (in millions)	71.3	68.8	66.4
Diluted weighted average common shares outstanding (in millions)	N/A	69.2	73.2

Year ended December 31, 2012 compared to the year ended December 31, 2011

RESULTS OF OPERATIONS

During the year ended December 31, 2012, the Company had a net loss from operations of $1,856,790 compared to net income from operations of $1,629,255 for the year ended December 31, 2011, a decrease of $3,486,045.  Not including the non-cash changes in fair value derivative liability loss of $1,620,319 (2011 – gain of $1,806,379), expenses for the period increased $64,743 from $177,252 in 2011 to $241,995 for the year ended December 31, 2012. The increase in operating expenses is primarily due to increases in professional fees of $29,554 and consulting fees of $62,942, which includes stock compensation expense, associated with increased evaluation activities on the Company’s oil and gas properties. The increase in operating expenses was offset by a decrease in rent expense of $29,872.

For the year ended December 31, 2012, the Company recorded a loss for a change in fair value of derivative liability of $1,620,319 (2011 – gain $1,806,379). This item is a non-cash item and was recorded in accordance with ASC 850-40-15. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2012, 2011 or 2010.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company recognized a loss from continuing operations of $1,856,790 for the year ended December 31, 2012 compared to income from continuing operations in 2011 of $1,629,255, a decrease of $3,486,045.  Excluding the non-cash change in derivative liability, expenses for 2012 increased primarily due increased professional fees, consulting fees and stock compensation expense associated with increased evaluation activities on the Company’s oil and gas properties. The Company experienced significant decrease in rent expense for the year, which was offset by decreases in professional fees and office expenses. Stock-based compensation included with consulting fees increased to $40,286 in 2012 compared to $3,000 in 2011.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2012 or 2011.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a loss of $1,620,319 relating to the change in fair value of derivative liability resulting from an increased fair value of the derivative liability as at December 31, 2012 compared to December 31, 2011. The increase in derivative liability was primarily as a result of warrants issued with private placements during the year along with an increased option unit value due to an increase in share price in 2012. See Note 4 of the Financial Statements.  The Company recorded a derivative liability in the amount of $484,777 at December 31, 2011.  The Company determined the fair value of the derivative liability to be $2,342,989 as of December 31, 2012 based on an acceptable valuation model.  As a result of the changes in fair value, the Company recorded a loss on the change in the fair value of derivative liability of $1,620,319 to the statement of operations for the year ended December 31, 2012.

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

CONTINUING OPERATIONS

The Company recognized income from continuing operations of $1,629,255 for the year ended December 31, 2011 compared to income from continuing operations in 2010 of $3,502,038, a decrease of $1,872,784. Excluding the non-cash change in derivative liability expenses for 2011 decreased significantly primarily due to the loss on property disposition recognized in 2010 along with the decrease in consulting fees. The Company experienced increase in rent expense for the year, which was offset by decreases in professional fees and office expenses. Stock-based compensation included with consulting fees decreased to $3,000 in 2011 compared to $4,775 in 2010.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2012	2011	2010
Cash and cash equivalents	$134,125	$217,504	$151,283
Working capital (deficit)	(2,238,071)	(300,616)	(1,894,719)

Net cash provided by (used in)
Operating activities	(190,894)	(171,862)	(224,383)
Investing activities	(121,003)	(69,756)	96,649)
Financing activities	226,400	325,716	200,000

As of December 31, 2012, we had $134,125 in cash, a decrease of $83,379 from December 31, 2011.  The decreased cash balance is due to an increase operating expenses and expenditures on oil and gas properties offset by the receipt of $226,400 in proceeds from private placements closed during 2012.  Management estimates that the Company will require approximately $350,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2012.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2012 was $190,894 compared to $171,286 in 2011.  The increase in cash used in operating activities was due to an increase in professional and consulting fees associated with increased evaluation activity at the Company’s oil and gas properties

Cash used in investing activities for 2012 was $121,003 compared to cash used in investing of $69,756 in 2011. The Company spent $69,651 related to payments due to the Province of Alberta to maintain the Company’s property leases, compared to $66,212 in 2011. The Company spent an additional $43,890 on evaluation activities related to oil and gas property leases in 2012.

The Company generated cash inflows from financing activities of $226,400 compared to $325,716 in 2011. The Company raised $226,400 in funds from a series of private placements executed during 2012. In 2011 the Company raised $325,716 in proceeds from five private placements completed during the year. See Note 8 to the financial statements.

We expect our oil and gas operations to similarly be financed by equity.

We had cash of $134,125 as of December 31, 2012.  We anticipate that we will incur through the end of our next fiscal year:

•	$190,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$160,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2012 our most significant expense is expected to be for the exploration of our oil and gas properties.  During 2012 we received $226,400 in proceeds from private placements closed during the year. We believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.  If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us.  If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated.  If adequate funds are not available or not available on acceptable terms, we may be unable to fund expansion, develop or enhance services or respond to competitive pressures.

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

Estimates of undiscounted future cash flows that we use for conducting impairment tests are subject to significant judgment decisions based on assumptions of highly uncertain future factors, such as crude oil and natural gas prices, production quantities, estimates of recoverable reserves, and production and transportation costs.  Given the significant assumptions required and the strong possibility that actual future factors will differ, we consider the impairment test to be a critical accounting procedure.

The Company has not recognized any revenue from its oil and gas exploration activities, During the year ended December 31, 2010 a property impairment was recorded in relation to disposal of non-core oil and gas leases of $731,866. No property impairment adjustments were recorded in 2012 or 2011.

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.  The Company has recorded an asset retirement obligation at December 31, 2012 and 2011 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate.  At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary.  The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed.  Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.  The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees.  These estimates involve inherent uncertainties and the application of management judgment.  An expected forfeiture rate of nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2012.

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

See Item 4.B. “Business Overview”.

D. Trends Information

There are no known trends other than those previously disclosed in this report.

E. Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of December 31, 2012 and December 31, 2011 or as of the date of this report.

F.  Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2012.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$3,594	1,797	$1,797	$–	$–
Peace River property leases	613,866	73,700	147,400	147,400	245,366
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$617,460	$75,497	$149,197	$147,400	$245,366

The Drowned Property is comprised of a single lease with the government of the Province of Alberta, Canada requiring annual lease payments of $1,797.  The lease is a fifteen-year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of $73,700.  The leases are fifteen-year leases that begin expiring on June 15, 2020.

At December 31, 2012, the Company had trade payables and accrued liabilities of $34,429.  All of these obligations are due in less than one year.

At December 31, 2012, the Company had a derivative liability of $2,342,989 that relates to equity instruments with an exercise price in a different currency than the Company’s functional currency (see Note 4 in the financial statements).

G. Safe Harbor

This Annual Report on Form 20-F contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of the Company and other matters. Forward-looking information may be included in this Annual Report on Form 20-F or may be incorporated by reference from other documents filed with the SEC by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report on Form 20-F or in documents incorporated by reference in this Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors, including, but not limited to general economic and business conditions, competition, and other factors, including those described in Item 3.D., “Risk Factors.”

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Ron Daems	President, Chief Executive Officer, Secretary, Director	July 19, 2010
Michael Ranger	Director	July 11, 2012
Karl Boltz	Vice President, Corporate Development	December 15, 2012

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

RON DAEMS brings extensive financial and resource industry experience to Strata Oil & Gas Inc.  In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures.  From 2000 through 2003, Mr. Daems was a portfolio manager of a multinational investment firm. In 2004, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems.  Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company, and is currently a Director of Power Resource Exploration Inc.

MICHAEL RANGER is an experienced petroleum consultant with a prolific career providing services to an array of the world's largest oil companies. He has extensive oil sands & heavy oil evaluation and research experience in reservoir characterization, sedimentology and sequence stratigraphy of Athabasca, Wabasca, Cold Lake, Peace River and international oil sands regions. He has conducted and supervised numerous resource evaluation projects integrating core, outcrop and wireline logs. Recent major contracts include: Ross Smith Energy Group, Golder Associates, Laracina Energy, Nexen, Statoil, Murphy Oil, Norwest Consulting, Sinopec, Oilsands Quest, Talisman, ConocoPhillips, Japan Canada Oil Sands, Marathon, Paramount Energy, Athabasca Oil Corp., Kennecott Canada, Total Canada, OPTI Canada, Koch Canada, Syncrude Canada, Quadrise, Hatch Engineering.

Dr. Ranger is currently an independent petroleum consultant and is a director of Canadex Resources Ltd. Prior to this, he served on the Scientific Advisory Board of Gushor Inc. from 2007 to 2009, and as a senior geologist at Gulf Canada Resources between 1977 and 1985. Dr. Ranger has a PhD. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. Geology from Concordia University. His professional affiliations include the American Association of Petroleum Geologists; Canadian Society of Petroleum Geologists; and the Canadian Well Logging Society.

KARL BOLTZ has been involved as a professional in the resource exploration sector since 1994, both as an investment broker and also an industry executive. He is currently the President of a privately owned exploration company. From 2009 to 2011, Mr. Boltz served as Vice President (Corporate Development) for Dia Bras Exploration, a TSX-V listed company. From 2004 through 2009, Mr. Boltz served as co-founder and President of EXMIN Resources Inc., a TSX-V listed company, which was later acquired by Dia Bras. Mr. Boltz served as professional financial advisor for more than six years, specializing in the mineral and commodities sectors. Mr. Boltz holds a Bachelor of Science degree from Arizona State University.

B. Compensation

The following table shows compensation paid to the Company’s executives for the fiscal year ended December 31, 2012

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Ron Daems (1)	Director, CEO, President, Secretary	2012	-	-	-	-	-	-	$26,582

Michael Ranger (2)	Director	2012	-	-	400,000	-	-	-	-

Pratt Barndollar (3)	Director	2012	-	-	-	-	-	-	-

(1)

Ron Daems was appointed President, Chief Executive Officer, Secretary and Director on July 19, 2010.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

(2)

On July 11, 2012 the Company granted Dr. Michael Ranger, Director, stock options to purchase up to 400,000 shares of our common stock of which 200,000 options vest on July 11, 2013 with an exercise price of $0.07 per share and 200,000 options vest on July 11, 2014 with an exercise price of $0.14.

(3)	Effective March 22, 2012, Mr. Barndollar resigned as one of our directors. His resignation was not the result of any disputes or disagreements with the Company.

Change of Control Remuneration.

The Company had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal 2012 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1.  Terms of Office.

Refer to Item 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Daems, President, CEO, Secretary and Director, supervises the company's operations.  Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist the Company with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $26,582 as consulting fees for the year ended December 31, 2012 under the agreement. The agreement did not provide for any termination benefits of any kind.

Mr. Barndollar had a service contract providing for payment of CDN $500 per month for his services as a Director of our Company; however, the fees were temporarily suspended due to lessened activity of the Board and to conserve cash flow.  Mr. Barndollar resigned as Director on March 22, 2012 and his service agreement simultaneously terminated. The agreement did not provide for any termination benefits of any kind. However, the Board of Directors of the Company has agreed that Mr. Barndollar will retain the right to exercise his 100,000 stock options until their expiration date.  No director fees were recorded during the year due to the reduced activity of the Company and the limited involvement of the Directors throughout the year.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The agreement does not provide for any termination benefits of any kind.

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

6.D.  Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2012 or during the 2012 fiscal year.  It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives.  We currently outsource to outside engineers, geologists and consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates as of March 11, 2013, the ownership of outstanding shares of the Company held by each of our officers and directors.  Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued (1) %	Options

All Executive Officers and Directors as a Group	3,441,000	4.55%	800,000
Ron Daems	3,441,000	4.55%	–
Michael Ranger	*	*	800,000
Pratt Barndollar (2)	*	*	–

(1)	Based on 75,706,210 shares of common stock issued and outstanding as of March 11, 2013.

(2)	Dr. Michael Ranger was awarded stock options to purchase common shares of the Company in the following manner: (i) 200,000 stock options at an exercise price of $2.285 on July 21, 2006 and are fully vested; (i) 200,000 stock options at an exercise price of $.61 on March 19, 2008 and are fully vested; (iii) 200,000 stock options at an exercise price of $.07 on July 11, 2012 and vest on July 11, 2013; and (iv) 200,000 stock options at an exercise price of $.14 on July 11, 2012 and vest on July 11, 2014;

(3)	Effective March 22, 2012, Mr. Barndollar resigned as one of our directors. His resignation was not the result of any disputes or disagreements with the Company.

* Represents less than 1.0%.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates the share ownership as of March 11, 2013 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
Trevor Newton	5,690,628	7.52%

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

No significant change in the percentage ownership held by any major shareholders has occurred during the last three years.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2  Share Ownership.

On March 11, 2013, the Company had one hundred forty-one (141) registered shareholders holding 75,706.201 shares. Of these, one hundred seven (107) registered shareholders holding 4,004,529 shares have addresses in the United States.

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

7.B. Related Party Transactions

Please refer to Note 7 - Related Party Transactions

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

Audited Financial Statements:

Fiscal years ended December 31, 2012 and 2011, and period from July 1, 2005 (the date entering into the exploration stage) to December 31, 2012.

8.A.7.  Legal/Arbitration Proceedings

None.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2012	$0.15	$0.05
2011	$0.375	$0.08
2010	$0.52	$0.01
2009	$0.76	$0.12
2008	$1.54	$0.10

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2012	Fourth Quarter of 2012	$0.14	$0.09
	Third Quarter of 2012	$0.13	$0.05
	Second Quarter of 2012	$0.12	$0.05
	First Quarter of 2012	$0.15	$0.08
2011	Fourth Quarter of 2011	$0.135	$0.08
	Third Quarter of 2011	$0.22	$0.101
	Second Quarter of 2011	$0.24	$0.1345
	First Quarter of 2011	$0.375	$0.181

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price.	Low Price
October 2012	$ 0.14	$ 0.09
November 2012	$ 0.15	$ 0.12
December 2012	$ 0.14	$ 0.11
January 2013	$ 0.18	$ 0.13
February 2013	$ 0.15	$ 0.11
March 2013	$ 0.15	$ 0.11

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the OTC Bulletin Board (OTCBB) under the symbol SOIGF.OB and also trades on the OTCQB tier of the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol SOIGF.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association

Corporate Registration

Strata Oil & Gas Inc. was originally incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. The Company filed Articles of Continuance under the Canada Business Corporations Act on August 20, 2004 and is registered with Industry Canada under Corporation No. 425346-9.

Objects and Purposes

Strata’s Articles of Continuance do not specify any specific objects or purposes for the corporation.  Under the Canada Business Corporations Act, a corporation has all the legal powers of a natural person. Corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Powers of Directors

Under the Company's Articles and Bylaws, the Board of Directors has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

The Company’s Articles and Bylaws provide that the Board of Directors may, from time to time, with or without the authority or the authorization of the shareholders, in such amounts and on such terms as it deems expedient, cause the Company to:

(a) borrow money upon the credit of the Company, including by way of overdraft;

(b) issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness of the Company, whether secured or unsecured;

(c) give a guarantee to secure performance of any obligation to any person; or

(d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in the undertaking of the Company or in all or any of the currently owned or subsequently acquired property and assets of the Company, including without limiting the generality of the foregoing, real and personal property, movable and immovable property, tangible and intangible assets, book debts, rights, powers and franchise, to secure any present or future obligation of the Company.

The Board may from time to time delegate to a committee, to a Director, or to an Officer of the Company all or any of the powers conferred on the Board by law or the Bylaws to such extent and in such manner as the Board from time to time determines.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company.

The Company does not have any compensation agreements with the Board of Directors, however the Company may reimburse each director for the reasonable expenses that he or she may incur in or about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors is outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid either in addition to or substitution for any other remuneration they may be entitled to receive.

The Company's Bylaws require the Company to indemnify all directors and officers of the Company, a former director or officer of the Company or any other individual who acts or acted at the Company's request as a director or officer, or an individual acting in a similar capacity.

Description of Securities

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

Action Necessary to Change Rights of Shareholders

Under the Company's Articles, the Board of Directors has the authority, without further action by the holders of the outstanding Common Shares, to issue preferred shares from time to time in one or more series, to fix the number of shares constituting any series, and to fix the terms of any such series, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price and the liquidation preference or such series.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to the Company’s 20-F Registration Statement.

Manner of Convening Annual and Special Meetings of Shareholders

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

Limitations on Rights to Own, Hold or Vote Securities

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

D. Exchange Controls

There are no government laws, decrees or regulations in Canada that restrict the export or import of capital or, subject to the following sentence, which affect the remittance of dividends or other payments to nonresident holders of Strata’s common shares.  However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to the 1980 Canada-United States Income Tax Convention.  See “Item 10.E Taxation” for additional discussion on tax matters.

E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON OR INTERPRETED AS LEGAL OR TAX ADVICE AND EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S SECURITIES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE, AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

CANADIAN FEDERAL INCOME TAX CONSEQUENCES

This summary is based upon the current provisions of the Income Tax Act (Canada), the regulations thereunder, the current publicly announced administrative and assessing policies of the Canada Revenue Agency, and all specific proposals (the “Tax Proposals”) to amend the Income Tax Act and regulations announced by the Minister of Finance (Canada) prior to the date hereof. This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars.  Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar.  On April 3, 2013, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.01.  This exchange rate is based on the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2012, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2012.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2012, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2012 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2012, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

Item 16A. Audit Committee

The Board of Directors is empowered to appoint an Audit Committee for the Corporation. Currently the Board of Directors functions as the Audit Committee. We believe that the Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Item 16B. Code of Ethics

The Company has adopted a Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.  For purposes of this Item, the term Code of Ethics means written standards that are reasonably designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely, and understandable disclosure in reports and documents that the issuer files with, or submits to, the Commission and in other public communications made by the issuer;
•	compliance with applicable governmental laws, rules and regulations;
•	the prompt internal reporting of violations of the code to the board of directors or another appropriate person or persons identified in the code; and
•	accountability for adherence to the code.

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2012.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics.  Such request may be made in writing to the Board of Directors at the address of the issuer.

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year end audit fees) are set forth below:

	Fiscal year ending December 31, 2012 (1)(2)	Fiscal year ending December 31, 2011 (1)
Audit Fees	$15,000	$21,000
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$15,000	$21,000

(1)	As of December 31, 2012, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2012

From time to time, management of the Company recommends to and requests approval from the Board of Directors for non-audit services to be provided by the Company’s auditors.  The Board routinely considers such requests during Board meetings, and if acceptable to a majority of the Board members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the Board assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company’s audit firm were pre-approved by the Board.

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

Not applicable.

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

December 31, 2012 and 2011

(Stated in US Dollars)

Strata Oil & Gas Inc.

(An Exploration Stage Company)

Financial Statements

December 31, 2012 and 2011

45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Strata Oil and Gas Inc.

We have audited the accompanying balance sheets of Strata Oil and Gas Inc. (an exploration stage company) ("the Company") as of December 31, 2012 and 2011, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years ended December 31, 2012, 2011, and 2010, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Oil and Gas Inc. (an exploration stage company) as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2012, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not been able to generate any operating revenues to date and has incurred cumulative losses during the exploration stage of $13,116,796 through December 31, 2012. In addition, the Company had negative cash flows from operations of $190,894 during the year ended December 31, 2012. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Seattle, Washington

April 3, 2013

STRATA OIL & GAS INC.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	DECEMBER 31,
	2012	2011
Assets
Current
Cash	$134,125	$217,504
GST Receivables	220	15,091
Prepaid expenses	5,002	8,736
Total current assets	139,347	241,331
Deposits	123,634	116,172
Office equipment, net (Note 3)	–	1,361
Oil and gas property interests (Note 5)	8,195,885	7,901,703
Total Assets	$8,458,866	$8,260,567

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable (Note 7)	$19,459	$30,987
Accrued liabilities	14,970	26,183
Derivative liability (Note 4)	2,342,989	484,777
Total current liabilities	2,377,418	541,947
Asset retirement obligations (Note 6)	138,129	127,688
Total Liabilities	2,515,547	669,635

Commitments and contingencies (Note 12)
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued		–
Common stock, no par value, unlimited shares authorized; 74,643,710 shares issued and outstanding at December 31, 2012 (2011 – 69,412,043)		–
Additional paid-in capital	21,069,422	21,028,596
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(13,116,796)	(11,260,006)
Accumulated other comprehensive income
Foreign currency translation adjustments	739,483	571,132
Total stockholders’ equity	5,943,319	7,590,932
Total Liabilities and Stockholders’ Equity	$8,458,866	$8,260,567

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For The Year Ended December 31,			From July 1, 2005 (the date of entering into exploration stage) to
	2012	2011	2010	December 31, 2012
Expenses
Salaries and benefits	$–	$–	$–	$67,335
Professional fees	76,153	46,599	53,101	404,656
Office and sundry	32,845	29,525	36,921	529,789
Rent	1,667	31,539	18,670	258,645
Consulting fees (including $40,826, $3,000 and $4,775 of non-employee stock compensation expense for 2012, 2011 and 2010, Note 3 & 7)	120,798	57,856	121,120	9,822,744
Transfer agent fees	1,642	692	112	15,049
Loss on disposal of properties (Note 5)	–	–	731,866	731,866
Accretion expense (Note 6)	7,500	8,647	8,344	37,258
Depreciation	1,388	2,394	2,223	17,248
	(241,995)	(177,252)	(972,357)	(11,884,590)
Other income (expenses)
Interest and miscellaneous income	5,524	128	112	143,751
Interest expense		–	–	(26,444)
Loss on disposal of shares		–	–	(37,736)
Gain on settlement of loan		–	–	115,343
Change in fair value of derivative liability (Note 4)	(1,620,319)	1,806,379	4,474,283	(1,549,875)

	(1,614,795)	1,806,507	4,474,395	(1,354,961)
Income (loss) from continuing operations	(1,856,790)	1,629,255	3,502,038	(13,239,551)
Income (loss) from discontinued operations	–	–	–	122,755
Net income (loss) for the period	(1,856,790)	1,629,255	3,502,038	(13,116,796)
Other comprehensive income (loss)
Foreign currency translation adjustments	168,351	(111,582)	391,469	739,483
Comprehensive income (loss)	$(1,688,439)	$1,517,673	$3,893,507	$(12,377,313)
Basis and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$(0.03)	$0.02	$0.05
Diluted income (loss) per common share	$(0.03)	$0.02	$0.05
Basic weighted average number of shares outstanding	71,340,773	68,847,251	66,437,025
Diluted weighted average number of shares outstanding (Note 8)	71,340,773	69,185,451	73,223,918

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

 (Expressed in US Dollars)

		Additional		Other	Total
	Common Stock	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Capital	Deficit	Loss	Equity

Balance, July 1, 2005	43,667,888	$2,896,421	$(2,748,790)	$(29,816)	$117,815
Private placement common stock and warrants issuances for cash, November 2005 (Note 8)	560,000	210,000	-	-	210,000
Issuance of common shares as collateral for a loan	240,000,000	-	-	-	-
Cancellation of common shares upon repayment of the loan	(240,000,000)	-	-	-	-
Stock-based compensation	-	1,691,671	-	-	1,691,671
Net loss and comprehensive loss	-	-	(1,866,518)	(390)	(1,866,908)

Balance, December 31, 2005	44,227,888	4,798,092	(4,615,308)	(30,206)	152,578

Private placement common stock and warrants issuances for cash, June 2006 (Note 8)	500,000	1,000,000	-	-	1,000,000
Stock option exercises Feb to Aug 2006	7,324,000	5,151,990	-	-	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	-	-	508,860
Stock-based compensation	-	6,746,118	-	-	6,746,118
Net loss and comprehensive loss	-	-	(6,747,405)	(328,092)	(7,075,497)

Balance, December 31, 2006	56,575,088	18,205,060	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	-	-	337,500
Stock option exercises Sept to Nov 2007	1,166,000	164,260	-	-	164,260
Stock-based compensation	-	(120,151)	-	-	(120,151)
Net loss and comprehensive income	-	-	(454,725)	950,379	495,654

Balance, December 31, 2007	59,861,088	18,586,669	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008 (Note 8)	320,000	60,000	-	-	60,000
Private placement common stock issuances for cash, January 2008 (Note 8)	1,700,000	1,700,000	-	-	1,700,000
Stock-based compensation (Note 3)	-	94,730	-	-	94,730
Net loss and comprehensive loss	-	-	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	20,441,399	(12,459,181)	(881,461)	7,100,757

Cumulative adjustment	-	(2,279,016)	(139,732)	-	(2,418,748)
Warrant exercises Jun- Nov 2009 (Note 8)	3,250,000	413,750	-	-	413,750
Derivative liability adjustments (Note 4)	-	1,410,405	-	-	1,410,405
Common stock and warrants	-	94,164	-	-	94,164
Net loss and comprehensive income (loss)	-	-	(6,541,176)	1,172,706	(5,368,470)

Balance, December 31, 2009	65,131,088	20,080,702	(19,140,089)	291,245	1,231,858

Warrant exercises March 2010 (Note 8)	1,733,335	200,000	-	-	200,000
Derivative liability adjustments (Note 4)	-	740,119	-	-	740,119
Stock compensation, non-employees	-	4,775	-	-	4,775
Net income and comprehensive income	-	-	3,502,038	391,469	3,893,507

Balance, December 31, 2010	69,412,043	21,025,596	(15,638,051)	682,714	6,070,259

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - continued

(Expressed in US Dollars)

		Additional		Other	Total
	Common Stock	Paid-in	Accumulated	Comprehensive	Stockholders’
	Shares	Capital	Deficit	Loss	Equity

Balance, December 31, 2010	69,412,043	21,025,596	(15,638,051)	682,714	6,070,259
Stock compensation, non-employees	–	3,000	–	–	3,000
Private placement, common stock and warrants issuance for cash (Note 8)	2,547,620	325,716	–	–	325,716
Derivative liability adjustment (Note 4)	–	(325,716)	–	–	(325,716)
Net income and comprehensive income	–	1,629,255	(111,582)	1,517,673
Balance, December 31, 2011	69,412,043	21,028,596	(14,008,796)	571,132	7,590,932
Stock compensation, non-employees	–	40,826			40,826
Private placement, common stock and warrants issuance for cash (Note 8)	5,231,667	226,400			226,400
Derivative liability adjustment (Note 4)	–	(226,400)			(226,400)
Net loss and comprehensive income (loss)	–	(1,856,790)	168,351	(1,688,439)
Balance, December 31, 2012	74,643,710	$21,069,442	$(15,865,586)	$739,483	$5,943,319

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

 (An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

				From
	For The Years Ended December 31,			July 1, 2005 (the date of entering into exploration stage) to
	2012	2011	2010	December 31, 2012
Cash flows from operating activities
Net income (loss)	$(1,856,790)	$1,629,255	$3,502,038	$(13,116,796)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	1,388	2,394	2,223	17,248
Stock option expense for consulting fees	40,826	3,000	4,775	8,694,865
Accretion expense	7,500	8,647	8,344	37,258
Loss on disposal of shares	–	–	–	37,736
Gain on settlement of loan	–	–	–	(115,343)
Gain on sale of software	–	–	–	(130,000)
Reversal of liability	–	–	–	(47,483)
Change in fair value of derivative liability (Note 4)	1,620,319	(1,806,379)	(4,474,283)	1,549,875
Loss on disposal of oil and gas properties	–	–	731,866	731,866
Change in assets and liabilities:
GST Receivables	14,871	27,377	638	3,441
Prepaid expenses	3,734	(47)	(7,973)	(2,656)
Accounts payable	(11,528)	(12,686)	(8,175)	3,631
Accrued liabilities	(11,213)	(23,423)	16,164	10,671
Net cash used in operating activities	(190,894)	(171,862)	(224,383)	(2,325,688

Cash flows from investing activities
Deposits	(7,462)	(2,033)	(19,606)	(123,634)
Acquisition of oil and gas interests	(113,541)	(66,212)	(187,578)	(8,074,586)
Proceeds from the sale of oil and gas properties (Note 5)	–	–	303,833	303,833
Acquisition of office equipment	–	(1,511)	–	(11,614)
Proceeds on the sale of investments	–	–	–	77,607
Proceeds on the sale of software	–	–	–	130,000
Net cash provided by (used in) investing activities	(121,003)	(69,756)	96,649	(7,698,394)

Cash flows from financing activities
Proceeds from the issuance of common stock and warrants	226,400	325,716	–	3,462,116
Proceeds from the exercise of stock options	–	–	–	5,316,250
Proceeds from the exercise of warrants	–	–	200,000	1,520,110
Proceeds from loan financing	–	–	–	1,020,000
Repayment of loan financing	–	–	–	(1,020,000)
Net cash provided by financing activities	226,400	325,716	200,000	10,298,476
Foreign exchange effect on cash	2,118	(17,877)	(430)	(270,266)
Net increase (decrease) in cash	(83,379)	66,221	71,836	4,128
Cash, beginning of period	217,504	151,283	79,447	129,997
Cash, end of period	$134,125	$217,504	$151,283	$134,125
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$–	$–	$–	$26,444
Income taxes	–	–	–	–

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$–	$–	$–	$155,343
Accounts payable related to oil and gas properties interests	$–	$–	$19,655	$24,160
Asset retirement obligation	$–	$–	$–	$82,868

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

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company commenced its oil and gas exploration activities in the last quarter of 2005. The Company has not realized any revenue from its present operations. During the year ended December 31, 2012, the Company incurred a loss from continuing operations of $1,856,790 primarily as a result of a $1,620,319 loss from the change in fair value of a derivative liability. In addition, the Company had negative cash flows from operations of $190,894 and is expected to continue to incur further negative operating cash flows in the foreseeable future.  Since the Company had re-entered the exploration stage, it has an accumulated deficit of $13,116,796 at December 31, 2012. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. There was no cash equivalent balances for the year ended December 31, 2012 (2011 – $Nil).

GST Receivables

GST Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at both December 31, 2012 and 2011.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2012	December 31, 2011
Office equipment	$11,614	$11,614
Accumulated depreciation	(11,614)	(10,253)
Net book value	$–	$1,361

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2012 and 2011 (Note 6) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The asset retirement obligation is measured at fair value on a non-recurring basis using level 3 inputs based on discounted cash flows involving estimates, assumptions, and judgments regarding the cost, timing of settlement, credit-adjusted risk-free rate and inflation rates.

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

Any exercise or cancellation of an equity instrument which meets the classification of a derivative financial instrument is trued-up to fair value at that date and the fair value of the exercised or cancelled instrument is then re-classed from liability to additional paid in capital.

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

The expected volatility of options granted has been determined using the methods described under the relevant accounting standard. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, accounting standard requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on its best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statement of Operations and Comprehensive Income (Loss).

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period.  During 2012, the Company recognized $40,826 (2011 - $3,000 expense; 2010 - $4,775) in stock-based compensation expense in the Statement of Operations and Comprehensive Income (Loss) in respect of options granted to non-employees.  All stock options granted in 2012, 2011 and 2010 were to non-employees of the Company.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

The fair value of each option granted is estimated using the Black-Scholes option-pricing model on the date of grant. During the years ended December 31, 2012, 2011 and 2010 the following weighted average assumptions were used:

	2012	2011	2010
Dividend yield	0%	0%	0%
Expected volatility	152.6%	106.5%	108.82%
Risk-free rate	1.67%	0.92%	3.11%
Expected life in years	10	9	10

The weighted average grant date fair value per option in 2012 was $0.07 (2011 - $Nil; 2010 – $0.27)

Expected volatilities are calculated using the historical volatility of the Company’s stock. When applicable, the Company will use historical data to estimate option exercise, forfeiture and employees termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options.

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. Warrants and options with an exercise price lower than the weighted average share price during the period were determined to be anti-dilutive and excluded from the computation of earnings per share.

At December 31, 2012, the effect of all outstanding options and common stock warrants would have been anti-dilutive, due to the net loss incurred, accordingly only basic earnings per share is presented 2012.

At December 31, 2011 and 2010, potential common shares of 8,657,486 and 7,813,372 respectively, were not included in diluted earnings per share related to stock options and warrants and were excluded from the computation of diluted earnings per share since their effect was anti-dilutive. See Note 8 for calculation of diluted income per common share.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of:

December 31, 2012

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$2,342,989	$2,342,989
Asset retirement obligation	$–	$–	$138,129	$138,129

December 31, 2011:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$484,777	$484,777
Asset retirement obligation	$–	$–	$127,688	$127,688

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

4.           DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as options to non-employees and common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2009	$7,218,561

Re-classification to common stock on exercise of warrants	(622,134)
Re-classification to additional paid-in capital on cancellation of options	(117,985)
Change in fair value of derivative liabilities	(4,474,283)

Balance, December 31, 2010	2,004,159

Fair value of warrants issued in private placements	325,176
Foreign exchange effect on derivative liability	(38,719)
Change in fair value of derivative liabilities	(1,806,379)

Balance, December 31, 2011	484,777

Fair value of warrants issued in private placements	226,400
Change in fair value of derivative liabilities	1,620,319
Foreign exchange effect on derivative liability	11,493

Balance, December 31, 2012	$2,342,989

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,	December 31,
	2012	2011

Risk-free interest rate	1.21 to 1.80%	0.86 to 0.92%
Expected life of derivative liability	2 to 10 yrs	1 to 9 yrs
Annualized volatility	201.4%	106.5%
Dividend rate	0.00%	0.00%

Re-classifications from liability to equity are supplemental non-cash transactions in the cash flow statement.

5.       OIL AND GAS PROPERTY INTERESTS

	2012 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,742,821	$41,663	2,784,484
Geological and geophysical	332,277	14,714	346,991
Project management	939,085	–	939,085
Drilling	3,727,034	–	3,727,034
Assaying and analysis	100,034	–	100,034
Asset retirement obligations	121,145	–	121,145
Camp and field supplies	44,205	–	44,205
Travel and accommodation	132,906	–	3,727,034
Total expenditures	$8,139,508	56,378	8,195,885

	2011 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,626,608	$40,732	$2,667,340
Geological and geophysical	312,177	14,385	326,526
Project management	918,096	–	918,096
Drilling	3,643,735	–	3,643,735
Assaying and analysis	67,564	–	67,564
Asset retirement obligations	105,253	–	105,253
Camp and field supplies	43,217	–	43,217
Travel and accommodation	129,936	–	129,936
Total expenditures	$7,846,586	$55,117	$7,901,703

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $17,077
October 19, 2006	4	3,584	CDN $12,544 / USD $12,583
November 2, 2006	4	5,632	CDN $19,712 / USD $19,773
January 11, 2007	4	4,608	CDN $16,128 / USD $16,178
January 24, 2007	2	2,304	CDN $8,064 / USD $8,089
	17	20,992	CDN $73,472 / USD $73,700

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

5.       OIL AND GAS PROPERTY INTERESTS - continued

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,798) until expiry on October 4, 2015.

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

The following table sets forth the Company’s future minimum lease payments on its oil and gas properties.

	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Peace River and Drowned properties	$617,640	$75,497	$149,197	$147,400	$245,366

6.       ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $138,129 at December 31, 2012 (2011 - $127,688), based on an undiscounted total future liability of $293,879 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $7,500 (2011 – $8,647, 2010 - $8,344) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2012.

7.      RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Consulting Fees

Mr. Daems does not bill the Company for his services as President, however a related party by common director has a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized and expense of 26,582 in 2012 in (2011 - $5,487, 2010 - $26,130) as consulting fees under the agreement.

Directors’ fees

Directors’ fees of $Nil (2011 and 2010 - $Nil) have been recorded as consulting fees at December 31, 2012.

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

8.      SHARE CAPITAL - Continued

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

On August 6, 2012, the Company closed two private placements for a total of 1,250,000 units at $0.04 per unit for an aggregate total offering price of $50,000. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.06 for a period of four years commencing on August 6, 2013 and expiring on August 6, 2017.

On August 6, 2012, the Company closed a private placement for a total of 2,500,000 units at $0.04 per unit for a total offering price of $100,000. Each unit consisted of one share of common stock of the Company also with one Class A, once Class B and one Class C Warrant, each exercisable for one share of common stock at an exercise price of $0.10, $0.20 and $0.30 commencing on August 6, 2013, 2014 and 2015 and expiring on August 6, 2022.

On August 20, 2012, the Company closed a private placement for a total of 625,000 units at $0.04 per unit for a total offering price of $25,000. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.06 for a period of four ten years commencing on August 20, 2013 and expiring on August 20, 2017.

On September 19, 2012, the Company closed a private placement for a total of 416,667 units at $0.06 per unit for a total offering price of $25,000. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.09 for a period of four years commencing on September 19, 2013 and expiring on September 19, 2017.

On October 26, 2012, the Company closed a private placement for a total of 440,000 units at $0.06 per unit for a total offering price of $26,400. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.09 for a period of four years commencing on October 26, 2013 and expiring on October 26, 2017.

The Company classified the entire proceeds of $226,400 from private placements closed in 2012 as a derivative liability related to the warrants.

Earnings per share

Basic income per common share is computed by dividing income available to the Company’s common stockholders by the weighted average number of common shares outstanding during the period. Diluted income per common share reflects the potential dilution that could occur from common share issuable through stock options and warrants. Diluted income per common share is computed similarly to basic income per common stock except that weighted average common stock is increased to include the potential issuance of dilutive common stock.

	2012	2011	2010
Net income (loss) for the year	$(1,856,790)	$1,629,255	$3,502,038

Weighted average common stock basic	71,340,773	68,847,251	66,473,025
Effect of options	–	8,128	72,984
Effect of warrants	–	330,072	6,713,909
Diluted	71,340,773	69,185,451	73,223,918

At December 31, 2012 the effect of the Company’s outstanding options and warrants would have been anti-dilutive. Accordingly, only basic income per common share is presented for 2012.

9.      STOCK OPTION PLANS

During 2001, the Company adopted its 2002 Stock Option Plan (“the 2002 Plan”), which provided for the granting of up to an additional 7,000,000 stock options to key employees, directors and consultants, to purchase common shares of the Company.  As of December 31, 2012 and 2011 there were no options outstanding under the 2002 plan. The 2002 Plan expired during 2012.

Activity under the 2002 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2009	536,000	814,000	$0.11
Cancelled	680,000	(680,000)	0.11
Balance, December 31, 2010	1,216,000	134,000	0.11
Cancelled	134,000	(134,000)	0.11
Balance, December 31, 2011	1,350,000	–	0.11
Cancelled	–	–	–
Balance, December 31, 2012	1,350,000	–	$–

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

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2009	6,000,000	700,000	$1.11
Cancelled	200,000	(200,000)	$2.29
Granted	(100,000)	100,000	$0.33
Balance, December 31, 2010	6,100,000	600,000	$1.14
Granted	–	–	–
Cancelled	–	–	–
Balance, December 31, 2011	6,100,000	600,000	$1.14
Granted	(1,400,000)	1,400,000	$0.16
Cancelled	–	–	–
Balance, December 31, 2012	4,700,000	2,000,000	$0.46

Balance exercisable, December 31, 2012		575,000	$1.17

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2012:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable
$0.07	500,000	9.60	$0.07	-
$0.13	25,000	8.82	$0.13	25,000
$0.14	200,000	9.53	$0.14	-
$0.15	300,000	9.64	$0.15	-
$0.20	25,000	8.82	$0.20	25,000
$0.30	400,000	9.64	$0.30	-
$0.40	25,000	8.82	$0.40	25,000
$0.60	25,000	8.82	$0.60	-
$0.61	200,000	5.25	$0.61	200,000
$0.74	100,000	6.58	$0.74	100,000
$2.29	200,000	3.56	$2.29	200,000
	2,000,000			575,000

9.      STOCK OPTION PLANS- continued

The aggregate intrinsic value of stock options outstanding at December 31, 2012 was $17,000 (2011 - $Nil, 2010 - $19,330) while the aggregate intrinsic value of stock options exercisable at December 31, 2012 was $Nil (2011 - $Nil, 2010 - $18,580). No stock options were exercised in 2012, 2011, or 2010.

During the year ended December 31, 2010, 200,000 options were cancelled unexercised. Upon cancellation, the fair value of these liability instruments of $117,985 was re-classified from liability to additional paid-in capital. See Note 4.

The following table summarizes information concerning unvested common stock options under both the 2006 and 2002 Plans at December 31, 2012:

	Number of Unvested Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2009	270,000	$0.73	$0.60
Granted	100,000	0.330	0.21
Vested	(55,000)	0.46	0.47
Cancelled	(200,000)	0.61	0.57

Unvested at December 31, 2010	115,000	0.52	0.37
Vested	(65,000)	0.51	0.37
Cancelled	–	–	–

Unvested at December 31, 2011	50,000	0.13	0.37
Granted	1,400,000	0.16	0.07
Vested	(25,000)	0.40	0.12

Unvested at December 31, 2012	1,425,000	$0.17	$0.07

As of December 31, 2012, there was $115,900 (2011 – $5,605, 2010 - $16,385) of total unrecognized compensation cost related to all unvested options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 2 years (2011 – 2 years, 2010 – 3 years)

During the year ended December 31, 2012, the Company recorded consulting fees of $40,826 (2011 – $3,000; 2010 – $4,775) in the statement of operations related to stock options granted to non-employees during the year.

The Company issues new shares when options are exercised.

10.      WARRANTS

Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2009	15,599,600	$0.32
Warrants exercised	1,733,335	0.13
Balance, December 31, 2010	13,866,265	0.35
Warrants issued	2,547,620	0.19
Balance, December 31, 2011	16,413,885	0.19
Warrants issued	10,231,667	0.10
Warrants forfeited	(3,395,555)	0.23
Balance, December 31, 2012	23,249,997	$0.27

The following table lists the common share warrants outstanding at December 31, 2012.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Exercise Price	Expiry
1,034,310	1,034,310	$0.11	December 23, 2014*
3,526,400	3,526,400	$0.19	December 23, 2014*
450,000	450,000	$0.125	February 14, 2015*
3,900,000	3,900,000	$0.20	February 14, 2015*
280,000	280,000	$0.44	November 15, 2014*
280,000	280,000	$0.50	November 15, 2014*
500,000	500,000	$2.125	June 13, 2015*
500,000	500,000	$2.25	June 15, 2015*
1,000,000	1,000,000	$0.15	January 6, 2016
625,000	625,000	$0.24	March 16, 2016
714,286	714,286	$0.21	May 17, 2016
208,334	208,334	$0.18	August 12, 2016
2,500,000	2,500,000	$0.10	August 6, 2022
1,250,000		$0.10	August 6, 2017
2,500,000		$0.20	August 6, 2022
2,500,000		$0.30	August 6, 2022
625,000		$0.06	August 20, 2017
416,667		$0.09	September 19, 2017
440,000		$0.09	October 26, 2017
23,249,997	15,518,330	$0.31

* On October 23, 2012 the Board of Directors resolved to offer an extended the exercise period for certain warrants for a period of up to 2 years from their original expiration date. The warrant holders who completed the warrant extension agreement had the expiration date extended as specified in the agreement. Warrant holders that did not elect to have their warrants extended were forfeited. There was no additional cost associated with the extension as the change in the value of the warrants is recognized through the change in the fair value of the derivative liability on the face of the statements of operations.

11.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2012	2011
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$1,009,000	$962,000
Capital losses	5,000	5,000
Office equipment	12,500	12,500
Oil and gas properties	281,000	281,000
Asset retirement obligation	41,500	34,000
	1,349,000	1,294,500
Valuation allowance	(1,349,000)	(1,294,500)
Net deferred tax asset	$–	$–

11.           INCOME TAXES – continued

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2012, the Company had available to offset future taxable income, net Canadian operating loss carry-forwards of approximately $4.1 million. The carry-forwards will begin expiring in 2014 unless utilized in earlier years. The Company also has approximately $8.9 million in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2012, 2010 and 2009, changes in valuation allowance was $54,500, $56,500 and $357,000, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:

	2012		2011		2010
Statutory federal income tax rate	(25%	)	(27%	)	(29%	)
Change in valuation allowance	(5%	)	(5%	)	(10%	)
Non-deductible stock-based compensation	1%		2%		1%
Non-deductible change in fair value of derivative Liability	30%		30%		36%
Effect of foreign exchange	1%		2%		3%
Effect of reduction in income tax rate	(2%	)	(2%	)	(1%	)
	-%		-%		-%

The Company has evaluated its tax positions for the years ended December 31, 2012, 2011 and 2010 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2012 or 2011.

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

13.      SUBSEQUENT EVENTS

Subsequent to year end the Company closed a series of private placements for a total of 1,375,000 units for an aggregate total offering price of $125,000. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable, beginning on the one year anniversary date of the placement, for one share of common stock for a period of four years and expiring in 2018.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
2.2	Form of Class A warrant issued in February 2005 (2)
2.3	Form of Class B warrant issued in February 2005 (2)
2.4	Form of Class A warrant issued in November 2005 (2)
2.5	Form of Class B warrant issued in November 2005 (2)
2.6	Form of Class A warrant issued in June 2006 (5)
2.7	Form of Class B warrant issued in June 2006 (5)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1	Peterson Sullivan Consent
15.1	2002 Stock Option Plan (3)
15.2	2006 Stock Option Plan (4)
15.3	Letter from Predecessor Auditor*

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s 2005 Form 20-F filed on June 1, 2006

(3) Filed with the Company’s Form S-8 Registration Statement on February 12, 2002

(4) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

(5) Previously filed with the Company’s Form 6-K filed on June 23, 2006

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: April 3, 2013	By: /s/ Ron Daems
Ron Daems
President, Chief Executive Officer,
Secretary and Director

