Form 20-F
period 2013-12-31
STRATA OIL & GAS, INC.
filed 2014-04-30
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

10010 - 98 Street
PO Box 7770
Peace River, AB
T8S 1T3

(Address of principal executive offices)

                    877-237-5443

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: The registrant has one class of Common Stock with 85,728,506 shares outstanding at December 31, 2013 and 86,306,994 shares outstanding at April 4, 2014. No preferred shares are issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐   No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2013

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits
Bitumen	Heavy, viscous crude oil
Bluesky Formation	The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast
CHOPS	Cold Heavy Oil Production with Sand
Carboniferous	The period of geological time between 360 and 286 million years ago. A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period
Cretaceous Period	A period 144 to 65 million years ago
Debolt Formation	Lies above the Elkton Formation and ranges from mid-to-upper Visean in age (345.3 to 326.4 million years ago)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well
Drilling	Logs Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data
Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase
Jurassic Period	Between 206 and 144 million years ago
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill and produce oil and gas from a piece of land
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production.
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2013	2012	2011	2010	2009
Revenue	$–	$–	$–	$–	$–
Expenses	574,609	241,995	177,252	972,357	331,369
Other income (expense), net	(2,223,560)	(1,614,795)	1,806,507	4,474,395	(6,209,807)
Net income (loss)	$(2,798,169)	(1,856,790)	$1,629,255	$3,502,038	$(6,541,176)

Basic and diluted income (loss) per share:
From continuing operations	$(0.03)	(0.03)	$0.02	$0.05	$(0.10)
Basic weighted average number of common shares outstanding (in millions)	80.0	71.3	68.8	66.4	62.9
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	69.2	73.2	N/A

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2013	2012	2011	2010	2009

Cash and cash equivalents	$440,612	$134,125	$217,504	$151,283	$79,447
Other current assets	72,199	5,222	23,827	51,157	43,822
Deposits	121,870	123,634	116,172	114,139	94,533
Property and equipment, net	–	–	1,361	2,244	4,467
Oil and gas property interests	7,784,848	8,195,885	7,901,703	7,967,915	8,398,439
Total assets	8,419,529	8,458,866	8,260,567	8,286,738	8,620,708
Current liabilities	5,180,432	2,377,418	541,947	2,097,438	7,284,197
Asset retirement obligations	139,623	138,129	127,688	119,041	104,653
Additional paid-in capital	21,304,071	21,069,422	21,028,596	21,025,596	20,371,947
(Accumulated deficit) retained earnings	(18,663,755)	(15,865,586	(14,008,796)	(15,638,051)	(19,140,089)
Total liabilities and stockholders’ equity	8,419,529	8,458,866	8,260,567	8,286,738	8,620,708

Dividends

We have never paid or declared dividends on our shares of common stock.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (USD$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this Annual Report may contain conversions of certain amounts in United States dollars into the Company’s functional currency, Canadian dollars, based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the daily noon historical exchange rate as reported online by the Bank of Canada at http://www.bankofcanada.ca/rates/exchange/10-year-lookup and reference “U.S dollar (noon)”. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the three fiscal years ended December 31, 2013, 2012 and 2011, and the average rates for the period and the range of high and low rates for the period.  The data for March, 2014 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2013 was CDN $1.06 per U.S. $1.00.

The exchange rate as of March 21, 2014 was CDN $1.12 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2014	1.13	1.10
February, 2014	1.12	1.10
January, 2014	1.12	1.06
December, 2013	1.07	1.06
November, 2013	1.06	1.04
October 2013	1.05	1.03
September 2013	1.05	1.03

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2013	1.03
For the twelve months ended December 31, 2012	1.00
For the twelve months ended December 31, 2011	0.99
For the twelve months ended December 31, 2010	1.00
For the twelve months ended December 31, 2009	1.14

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

Our success depends heavily upon the continued contributions of Ron Daems, whose knowledge, leadership and technical expertise would be difficult to replace.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not maintain any key person insurance on Mr. Daems.  If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time, if ever, we could hire a suitable replacement for Mr. Daems.

5.           Volatility of oil and gas prices and markets could make it more difficult for us to achieve profitability and less likely for investors in our common shares to receive a return on their investment.

Our ability to achieve profitability is substantially dependent on prevailing prices for natural gas and oil.  The amounts and price obtainable for any oil and gas production that we achieve will be affected by market factors beyond our control.  If these factors are not favorable over time to our financial interests, it is likely that owners of our common shares will lose their investments. Such factors include:

•	worldwide or regional demand for energy, which is affected by economic conditions

•	the domestic and foreign supply of natural gas and oil

•	weather conditions

•	domestic and foreign governmental regulations

•	political conditions in natural gas and oil producing regions

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels

•	the price and availability of other fuels

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

Developing and exploring for natural gas and oil involves a high degree of operational and financial risk, which precludes definitive statements as to the time required and costs involved in reaching certain objectives.  The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services.  Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties.  Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment.  Exploratory wells bear a much greater risk of loss than development wells.  A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic such as:

•	fires

•	explosions

•	blow-outs and surface cratering

•	uncontrollable flows of oil, natural gas, and formation water

•	natural disasters, such as hurricanes and other adverse weather conditions

•	pipe, cement, or pipeline failures

•	casing collapses

•	embedded oil field drilling and service tools

•	abnormally pressured formations

•	environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations.  We could also incur substantial losses as a result of:

•	injury or loss of life

•	severe damage to and destruction of property, natural resources and equipment

•	pollution and other environmental damage

•	clean-up responsibilities

•	regulatory investigation and penalties

•	suspension of our operations

•	repairs to resume operations

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

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations.  We may be required to make large expenditures to comply with environmental and other governmental regulations.  Matters subject to regulation include:

•	location and density of wells

•	the handling of drilling fluids and obtaining discharge permits for drilling operations

•	accounting for and payment of royalties on production from state, federal and Indian lands

•	bonds for ownership, development and production of natural gas and oil properties

•	transportation of natural gas and oil by pipelines

•	operation of wells and reports concerning operations

•	taxation

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages.  Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties.  Moreover, these laws and regulations could change in ways that substantially increase our costs.  Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could result in a material adverse affect on our financial condition and results of operations which could potentially force us to cease our business operations.

9.           Our oil and gas operations may expose us to environmental liabilities.

If we experience any leakage of crude oil and/or gas from the subsurface portions of a well, our gathering system could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of a well, fines and penalties from governmental agencies, expenditures for remediation of the affected resource and liabilities to third parties for property damages and personal injuries.  In addition, any sale of residual crude oil collected as part of the drilling and recovery process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

10.           Exploratory drilling involves many risks and we may become liable for pollution or other liabilities which may have an adverse effect on our financial position.

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor and other risks are involved.  We may become subject to liability for pollution or hazards against which we cannot adequately insure or which we may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

11.           The potential profitability of oil and gas ventures depends upon factors beyond our control.

The potential profitability of oil and gas properties is dependent upon many factors beyond our control.  For instance, world prices and markets for oil and gas are unpredictable, highly volatile, potentially subject to governmental fixing, pegging, controls or any combination of these and other factors, as well as responsive to changes in domestic, international, political, social, and economic environments.  Additionally, due to worldwide economic uncertainty, the availability and cost of funds for production and other expenses have become increasingly difficult, if not impossible, to project.  These changes and events may materially affect our financial performance.

12.           Our auditors’ opinion on our December 31, 2013 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred net losses of $15,914,965 from July 1, 2005 (the date we commenced our oil and gas operations) to December 31, 2013.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Based upon the fact that we currently do not have any oil or gas reserves, we expect to incur operating losses in the next 12 months.  The operating losses will occur because there are expenses associated with the acquisition, exploration, and development of natural gas and oil properties that do not have any income-producing reserves.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

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

Our Officers and Directors are not required to work exclusively for us and they do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with regard to their time may arise based on their consulting or employment by such other companies.  Their other activities could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis, and when required will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

RISKS RELATING TO OUR COMMON SHARES

18.           We may, in the future, issue additional common shares, which would reduce our investors’ percentage of ownership and may dilute our share value.

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

19.           Our common shares are subject to the "Penny Stock" Rules of the SEC and we have no established market for our securities, which make transactions in our stock cumbersome and may reduce the value of an investment in our stock.

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

If we are a “passive foreign investment company” or “PFIC” as defined by Federal tax laws, U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Federal tax laws define a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is “passive income”, which generally includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if we elect, adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Whether we are a PFIC in any year and the tax consequences relating to PFIC status will depend on the composition of our income and assets, including cash.  U.S. Holders should be aware, however, that if we become a PFIC, we may not be able or willing to satisfy record-keeping requirements that would enable U.S. Holders to make an election to treat us as a “qualified electing fund” for purposes of one of the two alternative tax regimes applicable to a PFIC, which would result in adverse tax consequences to our shareholders who are U.S. citizens.

23.           Because we are organized under the Canada Business Corporations Act and all of our assets and certain of our Officers and Directors are located outside the United States, it may be difficult for an investor to enforce judgments obtained against us or our Officers and Directors within the United States.

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

Item 4. Information on the Company

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

B. Business Overview

REFER TO SECTION 4.A “HISTORY AND DEVELOPMENT OF STRATA OIL & GAS INC.” FOR INFORMATION REGARDING THE COMPANY’S HISTORY AND BUSINESS ACTIVITIES.

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

The Company originally had an interest in 43 oil sands leases in northern Alberta, Canada.  In December 2010, the Company sold 25 of its oil sands leases to an Alberta company.  As of December 31, 2013 the Company currently has interests in oil sands properties located in the Peace River and Wabiskaw areas of Northern Alberta, Canada including 17 leases in the Peace River oil sands area and one lease in the Athabasca oil sands area.

MATERIAL EFFECTS OF GOVERNMENT REGULATION

Development, production and sale of natural gas and oil in Canada are subject to extensive laws and regulations, including environmental laws and regulations.  The oil and gas leases currently held by the Company are owned by the Province of Alberta and are managed by the Department of Energy.  We may be required to make large expenditures to comply with environmental and other governmental regulations.  Matters subject to regulation include:

•	location and density of wells

•	the handling of drilling fluids and obtaining discharge permits for drilling operations

•	accounting for and payment of royalties on production from state, federal and Indian lands

•	bonds for ownership, development and production of natural gas and oil properties

•	transportation of natural gas and oil by pipelines

•	operation of wells and reports concerning operations

•	taxation

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages.  Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties.  Moreover, these laws and regulations could change in ways that substantially increase our costs.  Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse affect on our financial condition and results of operations which could potentially force us to cease our business operations.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILITY OF RAW MATERIALS

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

Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations.  Drilling activity in the geographic areas in which we conduct drilling activities may increase, which would lead to increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry.  Increased drilling activity in these areas may also decrease the availability of rigs.  We do not have any contracts with providers of drilling rigs and consequently we may not be able to obtain drilling rigs when we need them.  Therefore, our drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

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

D. Property, Plant and Equipment

CORPORATE OFFICES

We do not own any real property.  Our corporate offices are located at 10010 - 98 Street, PO Box 7770, Peace River, Alberta T8S 1T3.  We believe that the facilities will be adequate for the foreseeable future.

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

These deposits contain a significant amount of oil but until recently the cost of extraction has created a barrier to economic development.  Extraction of oil from oil sands requires technologically intensive activity and the input of significant amounts of energy to exploit the oil sands deposits.  There are two main types of oil sands production methods: mining and in-situ.  Oilsands mining is accomplished using an open pit operation whereby the oil sands are dug up and trucked to a processing facility.  For oil sands reservoirs too deep to support economic surface mining, some form of in-situ recovery is required to produce bitumen.  In-situ production is similar to that of conventional oil production where oil is recovered through a well.  The Alberta Energy and Utilities Board estimates that 80 percent of the total bitumen ultimately recovered will be with in-situ techniques.  Numerous in-situ technologies have been developed that apply thermal energy to heat the bitumen and allow it to flow to the well bore.

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

Carboniferous Oil Sands

Strata has focused its efforts on carbonate-hosted bitumen sands.  The carbonates are the next challenge in the Alberta oil sands industry. Like oil sands two decades ago, carbonates represent an enormous and relatively untapped petroleum resource. The means for producing bitumen from carbonates is still being studied.  The nature of the carbonate triangle in Alberta tends to vary and there is unlikely to be a single one-size -fits-all strategy for production.  Cold production may be possible in some areas although in most cases production requires an in-situ treatment. Various technologies have been tested and others considered, including similar technologies to those employed in oil sands (cyclic steam, SAGD, etc.). Bitumen carbonates are still being studied, and as yet there are several techniques which may prove to be effective.  We are in the process of determining the most efficient means of producing the bitumen from our Peace River project.

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

Previous Work

Historically, the Drowned Project has had four wells drilled on it by companies owning the gas exploration rights. The geophysical well logs demonstrate the presence of bitumen in all four wells, one of which shows the presence of oil sands.  The Company did not undertake any exploration work on the Drowned Property in 2013.

Planned Work by the Company for 2014

The Company has focused its exploration efforts on its Peace River Property and as a result, does not have any current plans to undertake an exploration program on the Drowned Property in 2014.

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

Location

The Peace River Property lies in the Peace River oil sands field in Alberta approximately 40 to 50 kilometers northeast of the town of Peace River.  These holdings are situated near Cadotte Lake.

Peace River Project Lease Information

The Peace River Property interest (hereinafter referred to as “Cadotte West”, “Cadotte Central”, “Cadotte East” or collectively the “Cadotte Leases” is comprised of 17 leases with the Government of the Province of Alberta, Canada.  All of the leases are for a 15-year term, require minimum annual lease payments, and grant the Company the right to explore for potential oil sands opportunities on the respective lease.

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

Previous Work

During the winter drill season of 2006 – 2007, Strata drilled four wells on the Cadotte leases.  Three of these wells were within the Cadotte Central Target Area and one was in the Cadotte East leases.  All of the wells were drilled and cored.  Three wells were drilled with cores in the Cadotte Central Target Area, two of which were cased allowing for production testing with the ability to re-enter these wells for future testing.  The other well was abandoned due to drilling fluid losses during drilling which did not allow the well to be cased for testing in the future.  The fourth well drilled in the Cadotte East location was cored and cased.  Due to natural gas flowing from the well, to which the Company did not have the rights to, additional borehole tests were not conducted.  The cores of all of these wells were tested and examined in a laboratory in Calgary.  The results of these tests were that cold production was not viable.  However, the results indicated that the bitumen would flow at approximately 85°C.  These results will allow the Company to explore different means of extraction in addition to steam.

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

Planned Work by the Company for 2014

In 2013, Strata successfully completed the 51-101 compliant Technical Resource Evaluation of its Cadotte West and Cadotte Central holdings located in the Peace River region. The evaluation added 1.4 billion barrels of Petroleum-Initially-In-Place (PIIP as per the COGE Handbook definition) to Strata’s present resource base bringing it to a total of 3.4 billion barrels in place and completing a step that brings the Company to the cusp of the completion of Phase 1 of a five phase plan to develop its holding. Recent significant investment activity by large companies, our neighbors in the carbonate triangle, demonstrate clearly that the process of committing billions to the production of bitumen and other key infrastructure such as pipelines, is now gaining momentum quickly.

Also in 2013 Strata initiated a study to further evaluate the characteristics of its Debolt formation reservoir relative to the geologically older Grosmont reservoir to the east. The core analysis provided new findings to validate the positive economics of the Cadotte oil project. This in-depth study conducted for Strata’s Debolt reservoir revealed reservoir quality rock as well as a primary pay zone that may be much thicker than previously estimated.

Going forward in 2014, Strata intends to continue to work with potential partners to discuss potential funding arrangements which would facilitate further development of the property.  Once financing has been secured, the Company plans to undertake an engineering and production testing/drilling program in the Cadotte Central target area.  The Company does not currently have any plans to complete any land acquisitions in 2014.

Cadotte Central – Contingent Bitumen Resource

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X.

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007.  Strata had engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte Central leases.  On August 16, 2007 Norwest completed a technical report titled Evaluation of In-Place Bitumen Resources – Cadotte Central Leases and on February 29, 2008 Norwest Questa Engineering Corporation  (“Norwest Questa”) of Golden, Colorado completed a report titled Preliminary Feasibility Study of the Cadotte Central Leases,  Alberta, Canada.  On April 28, 2010 Norwest completed a follow up report titled Cadotte Project – Resource Reclassification 2013 Norwest Report.  All of these reports are available to the public on the www.sec.gov web site.  All discussion in this section is qualified by reference to the three reports above and readers are advised to read the three technical reports in their entirety.

Evaluation of In-Place Bitumen Resources – Cadotte Central Leases – August 16, 2007

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

The amount of exploration drilling and testing on the Cadotte Target Area was sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource (the classification system was subsequently changed such that the Discovered Resource would now be called Discovered Petroleum Initially In-Place (PIIP)).  The classification of the Discovered Resource into Low, Best ("Most Likely") and High categories was based on the following criteria:

○	The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m;

○	The Best (Most Likely) Estimate includes all of the material that has a minimum grade of 8 wt% but no minimum thickness; and

○	The High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation in the Cadotte Target Area.

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

Based on the analogy method with an adjustment for difference between gross and effective OBIP calculations, Norwest Questa estimated the following recovery factors for application to the effective OBIP deterministic cases:

○	17 percent for the Low estimate

○	26 percent for the Most Likely estimate, and

○	38 percent for the High estimate.

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

With the Cadotte Recoverable bitumen quantity classified as a Contingent Resource, it is a requirement for reporting to identify and list the contingencies.  These are as follows:

○	The company will have to develop a suitable Debolt Formation carbonate Pilot to demonstrate the technical and commercial viability of operating any specific planned in situ recovery method for this project. The cost estimate for development of the project includes a provision for completing this work;

○	The company will have to obtain all of the legal permits necessary for the initiation of the project and for construction and operation of it;

○	The company will have to secure a suitable market for the bitumen;

○	The company will have to ensure that all of the environmental requirements, including those that relate to water usage and disposal are satisfied.

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

Cadotte West – Bitumen Resource

Strata's Cadotte West project is located on 22 sections northwest of Shell's Carmon Creek Project and is contiguous to the company's Cadotte Central property holdings in Peace River. Data from prior years drill logs in the area indicate the Bluesky/Gething, Debolt, and Elkton ore zones are present on the lease. This same data reports bitumen in these ore zones.

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

The same logs indicate that the ore zone of the Debolt can be expected to be present throughout the Cadotte West Area. This zone appears to be 25 m to 30 m thick. The logs consistently record that the interval of the Debolt ore zone has "vuggy porosity". This is the same as the Debolt reported under Cadotte Central Target area. The records consistently record strong hydrocarbon fluorescence in this interval, and note "oil saturation" or "strong oil saturation" in the cuttings from well to well over this interval. This suggests that the bitumen ore potential of the zone in this area is much the same as that found in the Cadotte Central Target Area.

Evaluation of Bitumen Resources – Cadotte Central and West Leases Technical Report – May 10, 2013

The ”Technical Report Evaluation of Bitumen Resources Cadotte Central and West Leases” was prepared by Norwest Corporation, Mr. Geoff Jordan, Professional Geologist.

This report is designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in the current edition, Volume 1, of the Canadian Oil and Gas Evaluation Handbook. Elsewhere in this report the latter is referred to as the COGE Handbook.

These leases are referred to as Cadotte Central which was formerly referred to as the “Cadotte Target Area”, Cadotte West and Cadotte East. The Cadotte Central and Cadotte West areas are contiguous lease blocks that adjoin each other. Cadotte East is a group of three lease areas that are not contiguous and that do not adjoin the Cadotte Central and West areas. The resource estimates in the present report only apply to the contiguous leases of the Cadotte Central plus Cadotte West area. No bitumen evaluation has been made for Cadotte East as part of the present work.

The amount of exploration drilling and testing in the Cadotte Central area is sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource or Discovered Petroleum Initially in Place (PIIP). As the Cadotte West leases are not drilled, an estimate of the in-place resource is technically in the COGE classification of “Undiscovered.” However, it is the author’s opinion that there is sufficient evidence from the wells drilled in the surrounding areas for the judgment to be made that the bitumen bearing formations, the Bluesky, the Debolt and the Elkton, are all expected to be present on the Cadotte West leases. Hence, in this report, the in place bitumen resource on Cadotte West is considered to be Discovered PIIP and is classified as such. The classification of the Discovered PIIP into Low, Best and High categories was based on the following criteria:

○	The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m. In order to identify the location of the highest grade ore, a second Low Estimate was also made. In this case the minimum grade was set at 10 wt% with the same minimum thickness of 10 m;
○	The Best Estimate includes all of the material that has a minimum grade of 8 wt% but no minimum thickness; and
○	The High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation.

A summary of the results of the estimates are presented on Table 1.1. This table shows the estimated PIIP for the Cadotte Central plus West leases.

TABLE 1.1

STRATA OIL & GAS

CADOTTE CENTRAL PLUS CADOTTE WEST

PETROLEUM INITIALLY IN PLACE (PIIP) MILLIONS OF BARRELS (MMSTB)

Formation	Low Estimate (10 wt% grade & 10 m thick. minimum)	Low Estimate (8 wt% grade & 10 m thick. minimum)	Most Likely Estimate (8 wt% grade minimum)	High Estimate
Bluesky/Gething	N/A	275	545	682
Debolt	1,436	2,100	2,157	2,534
Elkton	N/A	N/A	709	1,008
Total	1,436	2,375	3,411	4,225

These estimates of Discovered PIIP were used to prepare estimates of potentially recoverable bitumen. The estimate for Cadotte Central is shown on Table 1.2.

TABLE 1.2

STRATA OIL & GAS

CADOTTE CENTRAL PLUS CADOTTE WEST POTENTIALLY RECOVERABLE BITUMEN- CADOTTE CENTRAL AREA MILLIONS OF BARRELS (MMSTB)

Formation	Low Estimate (10 wt% grade)	Low Estimate (8 wt% grade minimum)	Most Likely Estimate	High Estimate
Bluesky/Gething	N/A	N/A	N/A	39
Debolt	222	245	390	571
Elkton	N/A	N/A	127	245
Total	222	245	517	855

The estimates for recoverable bitumen, shown on Table 1.2, for the Cadotte Central Area are classified as contingent.

The estimate for Cadotte West is shown on Table 1.3.

TABLE 1.3

STRATA OIL & GAS

CADOTTE CENTRAL PLUS CADOTTE WEST POTENTIALLY RECOVERABLE BITUMEN- CADOTTE WEST AREA MILLIONS OF BARRELS (MMSTB)

Formation	Low Estimate (10 wt% grade)	Low Estimate (8 wt% grade minimum)	Most Likely Estimate	High Estimate
Bluesky/Gething	N/A	47	142	22
Debolt	22	112	171	392
Elkton	N/A	N/A	57	138
Total	22	158	369	750

The estimates for Recoverable Bitumen, shown on Table 1.3, for the Cadotte West Area are classified as prospective. This classification for the recoverable bitumen is due to the lack of drill testing for this lease area.

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

Neither Strata nor Norwest make any express or implied warranties or guarantees of any kind concerning this report; including without limitation any implied warranty of merchantability or fitness for a particular purpose. Specifically, Norwest makes no warranty or guarantee that any property identified in this report will produce oil and/or gas in any quantity, or that any property identified in this report will produce or receive any economic, commercial or other benefit.

Readers of this 20-F are advised to read the May 10, 2013 report titled Technical Report Evaluation Of Bitumen Resources Cadotte Central and West Leases - Cadotte Leases, that is publicly available at www.sec.gov web site and was filed by the Company on May 29, 2013 under cover of 6-K.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2013, 2012 and 2011.  These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

Certain statements contained in the MD&A and elsewhere in this Annual Report constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date the financial statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth above.

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2013	2012	2011
Expenses	$(574,609)	$(241,995)	$(177,252)
Other income (expenses)	(2,223,560)	(1,614,795)	1,806,507)
Net income (loss)	(2,798,169)	(1,856,790)	1,629,255
Earnings per share from continuing operations, basic and diluted	$(0.03)	$(0.03)	$0.02
Basic weighted average common shares outstanding (in millions)	80.0	71.3	68.8
Diluted weighted average common shares outstanding (in millions)	N/A	N/A	69.2

Year ended December 31, 2013 compared to the year ended December 31, 2012

RESULTS OF OPERATIONS

During the year ended December 31, 2013, the Company had a net loss from operations of $2,798,169 compared to a net loss from operations of $1,856,790 for the year ended December 31, 2012, an increase of $941,379. Not including the non-cash changes in fair value derivative liability loss of $2,216,119 (2012 – loss of $1,620,319), expenses for the period increased $332,614 to $574,609 for the year ended December 31, 2013 from $241,995 in 2012 primarily due to an increase in consulting fees of $327,539 associated with property assessment and maintaining a strategic presence within the local oil and gas industry. Consulting fees also include $80,808 related to stock compensation expense for the year ended December 31, 2013.

For the year ended December 31, 2013, the Company recorded a loss for a change in fair value of derivative liability of $2,216,119 (2012 – loss $1,620,319). This item is a non-cash item and was recorded in accordance with ASC 815. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2013 or 2012. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

CONTINUING OPERATIONS

The Company recognized a loss from continuing operations of $2,798,169 for the year ended December 31, 2013 compared to a loss from continuing operations in 2012 of $1,856,790, an increase of $941,379. Excluding the non-cash change in derivative liability, expenses for 2013 increased significantly due to increased activity associated with property assessment and maintaining a strategic presence within the local oil and gas industry.

DISCONTINUED OPERATIONS

There was no discontinued operations activity in 2013 or 2012.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a loss of $2,216,119 relating to the change in fair value of derivative liability resulting from an increase in the fair value of the derivative liability, as at December 31, 2013 compared to December 31, 2012. The increase in derivative liability was the result of an increase in outstanding warrants issued during the year along with a significant increase in the Company’s stock price at December 31, 2013 compared to 2012. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company recorded a loss on the change in the derivative liability in the amount of $1,620,319 at December 31, 2012. The Company determined the fair value of the derivative liability to be $5,178,906 as of December 31, 2013 based on an acceptable valuation model.

Year ended December 31, 2012 compared to the year ended December 31, 2011

RESULTS OF OPERATIONS

During the year ended December 31, 2012, the Company had a net loss from operations of $1,856,790 compared to net income from operations of $1,629,255 for the year ended December 31, 2011, a decrease of $3,486,045.  Not including the non-cash changes in fair value derivative liability loss of $1,620,319 (2011 – gain of $1,806,379), expenses for the period increased $64,743 from $241,995 for the year ended December 31, 2012 to $177,252 in 2011. The increase in operating expenses is primarily due to increases in professional fees of $29,554 and consulting fees of $62,942, which includes stock compensation expense, associated with increased evaluation activities on the Company’s oil and gas properties. The increase in operating expenses was offset by a decrease in rent expense of $29,872.

For the year ended December 31, 2012, the Company recorded a loss for a change in fair value of derivative liability of $1,620,319 (2011 – gain $1,806,379). This item is a non-cash item and was recorded in accordance with ASC 815. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2012, or 2011.  We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties.  We are presently in the exploration stage of our business and we can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

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

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a loss of $1,620,319 relating to the change in fair value of derivative liability resulting from an increased fair value of the derivative liability as at December 31, 2012 compared to December 31, 2011. The increase in derivative liability was primarily as a result of warrants issued with private placements during the year along with an increased option unit value due to an increase in share price in 2012. See Note 5 of the Financial Statements.  The Company recorded a derivative liability in the amount of $484,777 at December 31, 2012.  The Company determined the fair value of the derivative liability to be $2,342,989 as of December 31, 2011 based on an acceptable valuation model.  As a result of the changes in fair value, the Company recorded a loss on the change in the fair value of derivative liability of $1,620,319 to the statement of operations for the year ended December 31, 2012.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2013	2012	2011
Cash and cash equivalents	$440,612	$134,125	$217,504
Working capital (deficit)	(4,667,621)	(2,238,071)	(300,616)

Net cash provided by (used in)
Operating activities	(524,549)	(190,894)	(171,862)
Investing activities	(179,357)	(121,003)	(69,756)
Financing activities	1,007,002	226,400	325,716

As of December 31, 2013, we had $440,612 in cash, an increase of $306,487 from December 31, 2012.  The increased cash balance is due to the receipt of $1,007,002 in proceeds from private placements and the exercise of warrants in 2013.  Management estimates that the Company will require approximately $525,000 to fund the Company’s planned operations for the next twelve months.  Therefore, current cash on hand is not sufficient to fund planned operations for 2014.  Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

Net cash used in operating activities during the twelve months ended December 31, 2013 was $525,549 compared to $190,894 in 2012.  The increase in cash used in operating activities was primarily due to an increase in consulting fees of $327,539 associated with property assessment and maintaining a strategic presence within the local Oil & Gas arena along with decreases in accounts payable of $17,933 and accrue liabilities of $14,970.

Cash used in investing activities for 2013 was $179,357 compared to cash used in investing of $121,003 in 2012. The Company spent $78,882 related to payments due to the Province of Alberta to maintain the Company’s property leases, compared to $69,651 in 2012. The Company also spent $65,814 on advances under a note receivable in 2013. In 2012 the Company spent an additional $43,890 on capitalized evaluation activities related to oil and gas property leases.

The Company generated cash inflows from financing activities of $1,007,002 compared to $226,400 in 2012. The Company raised $969,502 in funds from a series of private placements executed during 2013 and $37,500 in proceeds from the exercise of warrants. In 2012 the Company raised $226,400 in proceeds from private placements completed during the year. See Note 9 to the financial statements for more information.

We expect our oil and gas operations to similarly be financed by equity.

We had cash of $440,612 as of December 31, 2013.  We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$200,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$325,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses.

We have no long-term debt.  In 2014 our most significant expense is expected to be for the exploration of our oil and gas properties.   We believe that our available cash will not be sufficient to fund our working capital requirements for the next twelve months.  If we are to continue to explore and develop our oil sands properties, we will require additional funding.  We cannot be certain that any required additional financing will be available on terms favorable to us.  If additional funds are raised by the issuance of our equity securities, such as through the issuance and exercise of warrants, existing stockholders will experience dilution of their ownership interest.  We believe that debt financing will not be an alternative for funding.  The risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated.  If adequate funds are not available, or not available on acceptable terms, we may be unable to fund expansion, pursue further development nor respond to competitive pressures.

Critical Accounting Estimates:

The preparation of the Company's financial statements requires management to make estimates and assumptions regarding future events.  These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

The Company follows the full cost method of accounting for natural gas and oil operations.  Under the full cost method, all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are initially capitalized into cost centers on a country-by-country basis.  The Company’s current cost centers are located in Canada.  Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based upon the estimated net proved reserves, as determined by independent petroleum engineers.  The percentage of total reserve volumes produced during the year is multiplied by the net capitalized investment plus future estimated development costs in those reserves.  Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether an impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Under full cost accounting rules, capitalized costs, less accumulated amortization and related deferred income taxes shall not exceed an amount (the ceiling) equal to the sum of: (i) the after tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on currents costs) to be incurred in developing and producing the proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproven properties included in the costs being amortized.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs.  Amounts required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling.

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.  The Company has recorded an asset retirement obligation at December 31, 2013 and 2012 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate.  At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary.  The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed.  Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2013.

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

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta. Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors. There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us, however, there has been no material impact on us from changes in such laws in the past three fiscal periods.

C. Research and development, patents and licenses, etc.

See Item 4.B. “Business Overview”.

D. Trends Information

There are no known trends other than those previously disclosed in this report.

E. Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of December 31, 2013 and December 31, 2012 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2013.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$3,370	1,685	$1,685	$–	$–
Peace River property leases	506,292	69,078	138,157	138,157	160,902
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$509,662	$70,763	$139,841	$138,156	$160,902

The Drowned Property is comprised of a single lease with the government of the Province of Alberta, Canada requiring annual lease payments of USD $1,685 (CDN $1,792).  The lease is a fifteen-year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $68,078 (CDN $73,742).  The leases are fifteen-year leases that expire beginning June 15, 2020 through January 20, 2022.

At December 31, 2013, the Company had trade payables and accrued liabilities of $1,526.  All of these obligations are due in less than one year.

At December 31, 2013, the Company had a derivative liability of $5,178,906 that relates to equity instruments with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

G. Safe Harbor

This Annual Report contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of the Company and other matters. Forward-looking information may be included in this Annual Report or may be incorporated by reference from other documents filed with the SEC by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report or in documents incorporated by reference in this Annual Report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors including, but not limited to, general economic and business conditions, competition, and other factors, including those described in Item 3.D. “Risk Factors.”

Recent Accounting Pronouncements:

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Ron Daems	President, Chief Executive Officer, Secretary, Director	July 19, 2010
Michael Ranger	Director	July 11, 2012
Karl Boltz (1)	Vice President, Corporate Development	December 15, 2012

(1)	As of June 3, 2013, the position of Vice President Corporate Development held by Mr. Boltz was eliminated. His departure was not the result of any known disagreements with the Company.

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

RON DAEMS brings extensive financial and resource industry experience to Strata Oil & Gas Inc. In the span of his career, he has focused primarily on business development, strategic planning and financial analysis, while serving as project manager for numerous capital ventures. From 2000 through 2003, Mr. Daems was a portfolio manager of a multinational investment firm. In 2004, Mr. Daems founded and became the CEO of Emerging Business Solutions Inc., a privately held business development company focused primarily on assisting startup companies in the resource sector to develop their land acquisition strategies and their operational and administrative systems. Since January 2007, Mr. Daems has also served as President and CEO of Capex Energy Services Inc., a privately held company.

MICHAEL RANGER is an experienced petroleum consultant with a prolific career providing services to an array of the world's largest oil companies. He has extensive oil sands & heavy oil evaluation and research experience in reservoir characterization, sedimentology and sequence stratigraphy of Athabasca, Wabasca, Cold Lake, Peace River and international oil sands regions. He has conducted and supervised numerous resource evaluation projects integrating core, outcrop and wireline logs. Recent major contracts include: Suncor Energy, Ross Smith Energy Group, Hatch Engineering, Golder Associates, Laracina Energy, Nexen, Statoil, Murphy Oil, Husky Oil, Brion Energy, Athabasca Oil Corp, Oilsands Quest, DMT Geoscience, ARC Resources, Marathon, Paramount Energy, Kennecott Canada, Total Canada, OPTI Canada, Koch Canada, Quadrise.

Dr. Ranger is currently an independent petroleum consultant and is a director of Canadex Resources Ltd. Prior to this, he served on the Scientific Advisory Board of Gushor Inc. from 2007 to 2009, and as a senior geologist at Gulf Canada Resources between 1977 and 1985. Dr. Ranger has a Ph.D. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. Geology from Concordia University. His professional affiliations include the American Association of Petroleum Geologists, Canadian Society of Petroleum Geologists and the Canadian Well Logging Society.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the fiscal year ended December 31, 2013:

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Ron Daems (1)	Director, CEO, President, Secretary	2013	–	–	–	–	–	–	$53,304

Michael Ranger	Director	2013	–	–	–	–	–	–	–

(1)

Ron Daems was appointed President, Chief Executive Officer, Secretary and Director on July 19, 2010.  Mr. Daems does not bill the Company for these services, however, he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2013, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1.  Terms of Office.

Refer to Item 6.A.1.

6.C.2.  Directors’ Service Contracts.

Mr. Daems, President, CEO, Secretary and Director, supervises the company's operations. Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $53,304 as consulting fees for the year ended December 31, 2013 under the agreement. The agreement did not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The agreement does not provide for termination benefits of any kind.

6.C.3.  Board of Director Committees.

The Audit Committee oversees the accounting and financial reporting processes of the Company and all audits and external reviews of the financial statements of the Company on behalf of the Board, and has general responsibility for oversight of internal controls, accounting and auditing activities of the Company.  The Committee reviews, on a continuous basis, any reports prepared by the Company's external auditors relating to the Company's accounting policies and procedures, as well as internal control procedures and systems. The Committee is also responsible for examining all financial information, including annual financial statements, prepared for securities commissions and similar regulatory bodies prior to filing or delivery of the same. The Audit Committee also oversees any complaints and concerns regarding accounting, internal controls or auditing matters and the resolution of issues identified by the Company's external auditors.  The Audit Committee recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders and the compensation of the auditors.  The Audit Committee meets on an as needed basis.  Currently the Board of Directors functions as the audit committee.

6.D.  Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2013 or during the 2013 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates as of April 4, 2014, the ownership of outstanding shares of the Company held by each of our officers and directors.  Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued (1) %	Options

All Executive Officers and Directors as a Group	3,441,000	3.99%	800,000
Ron Daems	3,441,000	3.99%	–
Michael Ranger	*	*	800,000

(1)	Based on 86,306,994 shares of common stock issued and outstanding as of April 4, 2014.

(2)	Dr. Michael Ranger was awarded stock options to purchase common shares of the Company in the following manner: (i) 200,000 stock options at an exercise price of $2.285 on July 21, 2006 and are fully vested; (i) 200,000 stock options at an exercise price of $.61 on March 19, 2008 and are fully vested; (iii) 200,000 stock options at an exercise price of $.07 on July 11, 2012 and are fully vested; and (iv) 200,000 stock options at an exercise price of $.14 on July 11, 2012 and vest on July 11, 2014.

  * Represents less than 1.0%.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a.  Holdings By Major Shareholders.

The table below indicates the share ownership as of April 4, 2014 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	5,690,628	6.59%

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

No significant change in the percentage ownership held by any major shareholders has occurred during the last three years.

7.A.1.c.  Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2  Share Ownership.

On April 4, 2014, the Company had one hundred eighty-two (182) registered shareholders holding 86,306,994 shares. Of these, one hundred forty-nine (149) registered shareholders holding 11,153,589 shares have addresses in the United States.

7.A.3  Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4.  Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Please refer to Note 8 - Related Party Transactions

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements, as required under Item 18, are included in that item. The audit report of Peterson Sullivan LLP is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2013 and 2012, and period from July 1, 2005 (the date entering into the exploration stage) to December 31, 2013.

8.A.7.  Legal/Arbitration Proceedings

None.

8.A.8.  Policy on Dividend Distributions

We have never declared or paid any cash dividends on our common shares nor do we anticipate paying any in the foreseeable future.  Furthermore, we expect to retain any future earnings to finance our operations and expansion.  The payment of cash dividends in the future will be at the discretion of our Board of Directors and will depend upon our earnings level, capital requirements, any restrictive loan covenants and other factors the Board considers relevant.

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2013	$0.31	$0.11
2012	$0.15	$0.05
2011	$0.38	$0.08
2010	$0.52	$0.01
2009	$0.76	$0.12

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2013	Fourth Quarter of 2013	$0.27	$0.17
	Third Quarter of 2013	$0.31	$0.11
	Second Quarter of 2013	$0.14	$0.11
	First Quarter of 2013	$0.18	$0.11

2012	Fourth Quarter of 2012	$0.14	$0.09
	Third Quarter of 2012	$0.13	$0.05
	Second Quarter of 2012	$0.12	$0.05
	First Quarter of 2012	$0.15	$0.08

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price	Low Price
October 2013	$0.27	$0.22
November 2013	$0.25	$0.19
December 2013	$0.24	$0.17
January 2014	$0.18	$0.12
February 2014	$0.20	$0.14
March 2014	$0.18	$0.14

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

Objects and Purposes

Strata’s Articles of Continuance do not specify any specific objects or purposes.  Under the Canada Business Corporations Act, a corporation has all the legal powers of a natural person. Corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

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

The Board may from time to time delegate to a committee, to a Director or to an Officer of the Company all or any of the powers conferred on the Board by law or the Bylaws to such extent and in such manner as the Board from time to time determines.

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

Manner of Convening Annual and Special Meetings of Shareholders

Annual and special meetings of the shareholders may be called by the Board of Directors.  Notice of a shareholder meeting shall be given not less than 21 days, and not more than 60 days, prior to the date of such meeting to each Director, the auditor of the Company and each shareholder of record entitled to vote at the meeting.  A quorum for any shareholder meeting shall be persons present not being less than two in number and holding or representing by proxy not less than 5% of the total number of issued shares entitled to vote at the meeting.

Limitations on Rights to Own, Hold or Vote Securities

There are currently no limitations of general application imposed by Canadian federal or provincial laws on the rights of non-residents of Canada to hold or vote Strata’s common shares.  There are also no such limitations imposed by the Articles of Incorporation with respect to Strata’s common shares. There are, however, certain requirements on the acquisition of control of Strata’s securities by non-residents of Canada.  The Investment Canada Act requires notification to, and in certain cases, advance review and approval by the Government of Canada of the acquisition by a “non-Canadian” of “control” of a “Canadian business”, all as defined in the Investment Canada Act.  Generally speaking, in order for an acquisition to be subject to advance review and approval, the asset value of the Canadian business being acquired must meet or exceed certain monetary thresholds.

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

E. Taxation

NOTHING HEREIN SHOULD BE RELIED UPON OR INTERPRETED AS LEGAL OR TAX ADVICE AND EACH SHAREHOLDER SHOULD CONSULT WITH HIS OR HER OWN ATTORNEY, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS ABOUT THE TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY’S SECURITIES.  THE DISCUSSION IS PRESENTED FOR INFORMATION PURPOSES ONLY AND IS INTENDED TO BE A DISCUSSION PRIMARILY OF THE CANADIAN AND UNITED STATES INCOME TAX CONSEQUENCES.  EACH SHAREHOLDER IS URGED TO CONSULT WITH HIS OR HER PROFESSIONAL TAX ADVISER WITH RESPECT TO ALL FEDERAL, PROVINCIAL, STATE AND LOCAL INCOME TAXES, GIFT, ESTATE AND OTHER TAX CONSEQUENCES IN THE UNITED STATES AND CANADA.  THE TAX AND OTHER MATTERS DESCRIBED HEREIN DO NOT CONSTITUTE AND SHOULD NOT BE CONSIDERED AS LEGAL OR TAX ADVICE TO SHAREHOLDERS.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F Annual Report no later than four months after the close of each fiscal year which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 4, 2014, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.10.  This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2013, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (1992). Based on its assessment, management concluded that, as of December 31, 2013, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2013.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2013, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2013 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2013, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2013.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics. Such request may be made in writing to the Board of Directors at the address of the issuer.

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2013 (1)(2)	Fiscal year ending December 31, 2012 (1)
Audit Fees	$15,400	$15,000
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$15,400	$15,000

(1)	As of December 31, 2013, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2013

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

December 31, 2013 and 2012

(Stated in US Dollars)

F-1

Strata Oil & Gas Inc.

(An Exploration Stage Company)

Financial Statements

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Strata Oil and Gas Inc.

We have audited the accompanying balance sheets of Strata Oil and Gas Inc. (an exploration stage company) ("the Company") as of December 31, 2013 and 2012, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Oil and Gas Inc. (an exploration stage company) as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, and for the period from July 1, 2005 (the date of entering into exploration stage) to December 31, 2013, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not been able to generate any operating revenues to date and has incurred cumulative losses during the exploration stage of $15,914,965 through December 31, 2013. In addition, the Company had negative cash flows from operations of $525,549 during the year ended December 31, 2013. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

April 29, 2014

STRATA OIL & GAS INC.

(An Exploration Stage Company)

BALANCE SHEETS

(Expressed in US Dollars)

	DECEMBER 31,
	2013	2012
Assets
Current
Cash	$440,612	$134,125
GST receivable	6,385	220
Note receivable	65,814	–
Prepaid expenses	–	5,002
Total current assets	512,811	139,347
Deposits	121,870	123,634
Office equipment, net (Note 3)	–	–
Oil and gas property interests (Note 6)	7,784,848	8,195,885
Total Assets	$8,419,529	$8,458,866

Liabilities and Stockholders’ Equity
Liabilities
Current
Accounts payable	$1,526	$19,459
Accrued liabilities	–	14,970
Derivative liability (Note 5)	5,178,906	2,342,989
Total current liabilities	5,180,432	2,377,418
Asset retirement obligations (Note 7)	139,623	138,129
Total Liabilities	5,320,055	2,515,547

Commitments and contingencies (Note 13)
Stockholders’ equity
Preferred stock, no par value, unlimited shares authorized and unissued	–	–
Common stock, no par value, unlimited shares authorized; 85,728,506 shares issued and outstanding at December 31, 2013 (2012 – 74,643,710)
Additional paid-in capital	21,304,071	21,069,422
Accumulated deficit	(2,748,790)	(2,748,790)
Deficit accumulated during the exploration stage	(15,914,965)	(13,116,796)
Accumulated other comprehensive income
Foreign currency translation adjustments	459,158	739,483
Total stockholders’ equity	3,099,474	5,943,319
Total Liabilities and Stockholders’ Equity	$8,419,529	$8,458,866

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For The Year Ended December 31,			From July 1, 2005 (the date of entering into exploration stage) to
	2013	2012	2011	December 31, 2013
Expenses
Salaries and benefits	$–	$–	$–	$67,335
Professional fees	86,834	76,153	46,599	491,490
Office and sundry	24,018	32,845	29,525	553,806
Rent	1,665	1,667	31,539	260,310
Consulting fees (including $80,080 $40,826 and $3,000 of non-employee stock compensation expense for 2013, 2012 and 2011, Notes 3 & 8)	448,338	120,798	57,856	10,271,081
Transfer agent fees	3,267	1,642	692	18,317
Loss on disposal of properties (Note 6)	–	–	–	731,866
Accretion expense (Note 7)	10,487	7,500	8,647	47,746
Depreciation	–	1,388	2,394	17,248
	(574,609)	(241,995)	(177,252)	(12,459,199)
Other income (expenses)
Interest and miscellaneous income	1,339	5,524	128	145,090
Interest expense	–		–	(26,444)
Loss on disposal of shares	–		–	(37,736)
Gain on settlement of loan	–		–	115,343
Foreign exchange loss	(8,780)	–	–	(8,780)
Change in fair value of derivative liability (Note 5)	(2,216,119)	(1,620,319)	1,806,379	(3,765,994)

	(2,223,560)	(1,614,795)	1,806,507	(3,578,522)
Income (loss) from continuing operations	(2,798,169)	(1,856,790)	1,629,255	(16,037,720)
Income (loss) from discontinued operations	–	–	–	122,755
Net income (loss) for the period	(2,798,169)	(1,856,790)	1,629,255	(15,914,965)
Other comprehensive income (loss)
Foreign currency translation adjustments	(280,325)	168,351	(111,582)	459,158
Comprehensive income (loss)	$(3,078,494)	(1,688,439)	$1,517,673	$(15,455,807)
Basis and diluted earnings (loss) per share (Note 9)
Basic income (loss) per common share	$(0.03)	(0.03)	$0.02
Diluted income (loss) per common share	$(0.03)	(0.03)	$0.02
Basic weighted average number of shares outstanding	80,057,824	71,340,773	68,847,251
Diluted weighted average number of shares outstanding (Note 9)	80,057,824	71,340,773	69,185,451

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US Dollars)

				Accumulated
	Common Stock	Additional Paid-in	Accumulated	Other Comprehensive	Total Stockholders’
	Shares	Capital	Deficit	Income	Equity

Balance, July 1, 2005	43,667,888	$2,896,421	$(2,748,790)	$(29,816)	$117,815
Private placement common stock and warrants issuances for cash, November 2005 (Note 9)	560,000	210,000	–	–	210,000
Issuance of common shares as collateral for a loan	240,000,000	–	–	–	–
Cancellation of common shares upon repayment of the loan	(240,000,000)	–	–	–	–
Stock-based compensation	–	1,691,671	–	–	1,691,671
Net loss and comprehensive loss	–	–	(1,866,518)	(390)	(1,866,908)

Balance, December 31, 2005	44,227,888	4,798,092	(4,615,308)	(30,206)	152,578

Private placement common stock and warrants issuances for cash, June 2006 (Note 9)	500,000	1,000,000	–	–	1,000,000
Stock option exercises Feb to Aug 2006	7,324,000	5,151,990	–	–	5,151,990
Warrant exercises May to July 2006	4,523,200	508,860	–	–	508,860
Stock-based compensation	–	6,746,118	–	–	6,746,118
Net loss and comprehensive loss	–	–	(6,747,405)	(328,092)	(7,075,497)

Balance, December 31, 2006	56,575,088	18,205,060	(11,362,713)	(358,298)	6,484,049

Warrant exercises June to December 2007	2,120,000	337,500	–	–	337,500
Stock option exercises Sept to Nov 2007	1,166,000	164,260	–	–	164,260
Stock-based compensation	–	(120,151)	–	–	(120,151)
Net loss and comprehensive income	–	–	(454,725)	950,379	495,654

Balance, December 31, 2007	59,861,088	18,586,669	(11,817,438)	592,081	7,361,312

Warrant exercise January 2008 (Note 9)	320,000	60,000	–	–	60,000
Private placement common stock issuances for cash, January 2008 (Note 8)	1,700,000	1,700,000	–	–	1,700,000
Stock-based compensation (Note 3)	–	94,730	–	–	94,730
Net loss and comprehensive loss	–	–	(641,743)	(1,473,542)	(2,115,285)

Balance, December 31, 2008	61,881,088	20,441,399	(12,459,181)	(881,461)	7,100,757

Cumulative adjustment	–	(2,279,016)	(139,732)	–	(2,418,748)
Warrant exercises Jun- Nov 2009 (Note 9)	3,250,000	413,750	–	–	413,750
Derivative liability adjustments (Note 5)	–	1,410,405	–	–	1,410,405
Common stock and warrants	–	94,164	–	–	94,164
Net loss and comprehensive income (loss)	–	–	(6,541,176)	1,172,706	(5,368,470)

Balance, December 31, 2009	65,131,088	20,080,702	(19,140,089)	291,245	1,231,858

Warrant exercises March 2010 (Note 9)	1,733,335	200,000	–	–	200,000
Derivative liability adjustments (Note 5)	–	740,119	–	–	740,119
Stock compensation, non-employees	–	4,775	–	–	4,775
Net income and comprehensive income	–	–	3,502,038	391,469	3,893,507

Balance, December 31, 2010	66,864,423	21,025,596	(15,638,051)	682,714	6,070,259

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY - continued

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance, December 31, 2010	66,864,423	21,025,596	(15,638,051)	682,714	6,070,259

Stock compensation, non-employees	–	3,000	–	–	3,000
Private placement, common stock and warrants issuance for cash (Note 9)	2,547,620	325,716	–	–	325,716
Derivative liability adjustment (Note 5)	–	(325,716)	–	–	(325,716)
Net loss and comprehensive loss	–	–	(1,629,255)	(111,582)	1,517,673

Balance, December 31, 2011	69,412,043	21,028,596	(14,008,796)	571,132	7,590,932

Stock compensation, non-employees	–	40,826			40,826
Private placement, common stock and warrants issuance for cash (Note 9)	5,231,667	226,400			226,400
Derivative liability adjustment (Note 5)	–	(226,400)			(226,400)
Net loss and comprehensive income (loss)	–		(1,856,790)	168,351	(1,688,439)

Balance, December 31, 2012	74,643,710	21,069,422	(15,865,586)	739,483	5,943,319

Stock compensation, non-employees	–	80,080	–	–	80,080
Reclassification warrant derivative liability due to warrant exercise	–	117,069	–	–	117,069
Warrant exercise	625,000	37,500	–	–	37,500
Private placement, common stock and warrants issuance for cash (Note 9)	10,459,796	969,502	–	–	969,502
Derivative liability adjustment (Note 5)	–	(969,502)	–	–	(969,502)
Net loss and comprehensive loss	–	–	(2,798,169)	(280,325)	(3,078,494)

Balance, December 31, 2013	85,728,506	$21,304,071	$(18,663,755)	$459,158	$3,099,474

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

(An Exploration Stage Company)

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For The Years Ended December 31,			From July 1, 2005 (the date of entering into exploration stage) to
	2013	2012	2011	December 31, 2013
Cash flows from operating activities
Net income (loss)	$(2,798,169)	$(1,856,790)	$1,629,255	$(15,914,965)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	–	1,388	2,394	17,248
Stock option expense for consulting fees	80,080	40,826	3,000	8,774,945
Accretion expense	10,487	7,500	8,647	47,745
Loss on disposal of shares	–	–	–	37,736
Gain on settlement of loan	–	–	–	(115,.343)
Gain on sale of software	–	–	–	(130,000)
Reversal of liability	–	–	–	(47,483)
Change in fair value of derivative liability (Note 5)	2,216,119	1,620,319	(1,806,379)	3,765,994
Loss on disposal of oil and gas properties	–	–	–	731,866
Change in assets and liabilities:
GST Receivables	(6,165)	14,871	27,377	(6,165)
Prepaid expenses	5,002	3,734	(47)	2,346
Accounts payable	(17,933)	(11,528)	(12,686)	(14,302)
Accrued liabilities	(14,970)	(11,213)	(23,423)	(4,299)
Net cash used in operating activities	(525,549)	(190,894)	(171,862)	(2,851,236)

Cash flows from investing activities
Deposits	(6,152)	(7,462)	(2,033)	(129,786)
Acquisition of oil and gas interests	(107,391)	(113,541)	(66,212)	(8,181,977)
Proceeds from the sale of oil and gas properties (Note 6)	–	–	–	303,833
Acquisition of office equipment	–	–	(1,511)	(11,614)
Notes receivable advances	(65,814)	–	–	(65,814)
Proceeds on the sale of investments	–	–	–	77,607
Proceeds on the sale of software	–	–	–	130,000
Net cash used in investing activities	(179,357)	(121,003)	(69,756)	(7,877,751)

Cash flows from financing activities
Proceeds from the issuance of common stock and warrants	969,502	226,400	325,716	4,431,618
Proceeds from the exercise of stock options	–	–	–	5,316,250
Proceeds from the exercise of warrants	37,500	–	–	1,557,610
Proceeds from loan financing	–	–	–	1,020,000
Repayment of loan financing	–	–	–	(1,020,000)
Net cash provided by financing activities	1,007,002	226,400	325,716	11,305,478
Foreign exchange effect on cash	4,391	2,118	(17,877)	(255,307)
Net increase (decrease) in cash	306,487	(83,379)	66,221	310,615
Cash, beginning of period	134,125	217,504	151,283	129,997
Cash, end of period	$440,612	$134,125	$217,504	$440,612
Supplemental disclosure of cash flow information
Cash paid during the period for:
Interest	$–	$–	$–	$26,444
Income taxes	–	–	–	–

Non-cash investing and financing activities
Receipt of marketable securities for settlement of loan, net	$–	$–	$–	$155,343
Accounts payable related to oil and gas properties interests	$–	$–	$–	$24,160
Asset retirement obligation	$–	$–	$–	$82,868

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

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company commenced its oil and gas exploration activities in the last quarter of 2005. The Company has not realized any revenue from its present operations. During the year ended December 31, 2013, the Company incurred a loss from continuing operations of $2,798,169. In addition, the Company had negative cash flows from operations of $525,549 and is expected to continue to incur further negative operating cash flows in the foreseeable future.  Since the Company had re-entered the exploration stage, it has an accumulated deficit of $15,914,965 at December 31, 2013. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $525,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, exploration expenditures, as well as operating expenses.  Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers. The accounting standards require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

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

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There was no cash equivalent balances for the year ended December 31, 2013 (2012 – $Nil).

GST Receivables

GST Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at both December 31, 2013 and 2012.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2013	December 31, 2012
Office equipment	$11,614	$11,614
Accumulated depreciation	(11,614)	(11,614)
Net book value	$–	$–

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2013 and 2012 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Any exercise or cancellation of an equity instrument which meets the classification of a derivative financial instrument is trued-up to fair value at that date and the fair value of the exercised instrument is then re-classed from liability to additional paid in capital.

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

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period. During 2013, the Company recognized $80,080 (2012 - $40,826 expense; 2011 - $3,000) in stock-based compensation expense in the Statement of Operations and Comprehensive Income (Loss) in respect of options granted to non-employees. All stock options granted in 2013, 2012 and 2011 were to non-employees of the Company.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

The fair value of each option granted is estimated using the Black-Scholes option-pricing model over the vesting period. During the years ended December 31, 2013, 2012 and 2011 the following weighted average assumptions were used:

	2013	2012	2011
Dividend yield	0%	0%	0%
Expected volatility	144.2%	152.6%	106.5%
Risk-free rate	2.77%	1.67%	0.92%
Expected life in years	8.5	10	9

The Company did not issue any stock options during 2013. The weighted average grant date fair value per option in 2013 was $Nil.

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

At December 31, 2013 and 2012, the effect of all outstanding options and common stock warrants would have been anti-dilutive, due to the net loss incurred and accordingly only basic and diluted earnings per share is the same in 2013 and 2012.

At December 31, 2011, potential common shares of 8,657,486, were not included in diluted earnings per share related to stock options and warrants and were excluded from the computation of diluted earnings per share since their effect was anti-dilutive. See Note 8 for calculation of diluted income per common share.

Fair Value of Financial Instruments

The book values of GST receivables, notes receivable, and accounts payable approximate their respective fair values due to the short-term nature of these instruments. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one — Quoted market prices in active markets for identical assets or liabilities;
•	Level two — Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of:

December 31, 2013:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$5,178,906	$5,178,906

December 31, 2012:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$2,342,989	$2,342,989

We currently measure and report the fair value liability for stock options and warrants with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for non-employee stock options and warrants have been recorded as determined utilizing the Black-Scholes option pricing model. See Note 5 for further discussion of the inputs used in determining the fair value.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments.

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

4.       NOTE RECEIVABLE

On December 27, 2013 the Company entered into an unsecured short-term note agreement for $65,814 ($70,000 Canadian) with a third party. The note bears interest at the Bank of Canada prime rate plus 1%. The borrower may repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement. Management expects the note receivable to be paid within one year and has classified the note as a current asset on the balance sheet.

5.       DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

5.       DERIVATIVE LIABILITIES - continued

Balance, December 31, 2010	$2,004,159

Fair value of warrants issued in private placements	325,176
Change in fair value of derivative liabilities	(1,806,379)
Foreign exchange effect on derivative liability	(38,719)

Balance, December 31, 2011	484,777

Fair value of warrants issued in private placements	226,400
Change in fair value of derivative liabilities	1,620,319
Foreign exchange effect on derivative liability	11,493

Balance, December 31, 2012	2,342,989

Fair value of warrants issued in private placements	969,502
Exercise of warrants – reclassification to additional paid-in-capital	(117,069)
Change in fair value of derivative liabilities	2,216,119
Foreign exchange effect on derivative liability	(232,635)

Balance, December 31, 2013	$5,178,906

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,	December 31,	December 31,
	2013	2012	2011

Risk-free interest rate	1.13 to 2.77%	1.21 to 1.80%	0.86 to 0.92%
Expected life of derivative liability	1 to 10 yrs	2 to 10 yrs	1 to 9 yrs
Annualized volatility	144.2%	201.4%	106.5%
Dividend rate	0.00%	0.00%	0.00%

6.       OIL AND GAS PROPERTY INTERESTS

	2013 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,656,418	$39,051	$2,695,469
Geological and geophysical	328,727	13,792	342,519
Project management	880,202		880,202
Drilling	3,493,340		3,493,340
Assaying and analysis	93,762		93,762
Asset retirement obligations	113,550		113,550
Camp and field supplies	41,433		41,433
Travel and accommodation	124,573		124,573
Total expenditures	$7,732,005	$52,843	$7,784,848

6.       OIL AND GAS PROPERTY INTERESTS - continued

	2012 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,742,821	$41,663	$2,784,484
Geological and geophysical	332,277	14,714	346,991
Project management	939,085	–	939,085
Drilling	3,727,034	–	3,727,034
Assaying and analysis	100,034	–	100,034
Asset retirement obligations	121,145	–	121,145
Camp and field supplies	44,205	–	44,205
Travel and accommodation	132,906	–	3,727,034
Total expenditures	$8,139,508	$56,377	$8,195,885

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $16,066
October 19, 2006	4	3,584	CDN $12,544 / USD $11,794
November 2, 2006	4	5,632	CDN $19,712 / USD $18,533
January 11, 2007	4	4,608	CDN $16,128 / USD $15,164
January 24, 2007	2	2,304	CDN $8,064 / USD $7,582
	17	20,992	CDN $73,472 / USD $69,078

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum.

OIL AND GAS PROPERTY INTERESTS - continued

substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,685) until expiry on October 4, 2015. The company can apply for continuation of the leases based on prior exploration and historical findings. The Government of Alberta will review each case on an individual basis, if approved the government will grant an extension, otherwise the lease will expire

All of the Company’s leases for the Peace River and Drowned Properties are also subject to royalties payable to the government of Alberta. The royalties payable to the government of Alberta is in addition to the royalties payable to the vendor above. The royalty is calculated using a revenue-less-cost formula.  In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue.  Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The following table sets forth the Company’s future minimum lease payments for both the Peace River and Drowned oil and gas properties for the years ending December 31:

Year	Future Minimum Lease Payments
2014	$70,763
2015	70,763
2016	69,078
2017	69,078
2018	69,078
Thereafter	160,902
Total	$509,662

7.       ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $139,623 at December 31, 2013 (2012 - $138,129), based on an undiscounted total future liability of $275,478 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $10,487 (2012 – $7,500, 2011 - $8,647) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2013.

8.       RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Consulting Fees

Mr. Daems does not bill the Company for his services as President, however a related party by common director has a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized an expense of $53,304 in 2013 in (2012 - $26,582, 2011 - $5,487) as consulting fees under the agreement.

Directors’ fees

Directors’ fees of $Nil (2012 and 2011 - $Nil) have been recorded as consulting fees at December 31, 2013.

9.      SHARE CAPITAL

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

On March 3, 2010, 888,890 common share warrants were exercised at an exercise price of $0.11 for total proceeds of $100,000.  Upon exercise, the fair value of this liability instrument at this date of $321,689 was re-classified from liability to additional paid in capital. See Note 5.

On March 18, 2010, 844,445 common share warrants were exercised at exercise prices ranging from $0.1125 to $0.19 for total proceeds of $100,000. Upon exercise, the fair value of this liability instrument at this date of $300,445 was re-classified from liability to additional paid in capital. See Note 5.

9.      SHARE CAPITAL - continued

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

On August 20, 2012, the Company closed a private placement for a total of 625,000 units at $0.04 per unit for a total offering price of $25,000. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.06 for a period of four years commencing on August 20, 2013 and expiring on August 20, 2017.

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

For the year ended December 31, 2013, the Company closed a series of private placements totaling 8,397,296 units at $0.08 to $0.24 per unit for total offering proceeds of $804,502. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.12 to $0.32 for a period of four years commencing one year after the placements closed.

9.      SHARE CAPITAL - continued

On May 13, 2013 the Company closed a private placement totaling 1,250,000 units at $0.08 per unit for a total offering price of $100,000. Each unit consisted of one share of common stock and one Class A Warrant with an exercise price of $0.10, one Class B Warrant with an exercise price of $0.20 and one Class C Warrant with an exercise price of $0.30. Each warrant is exercisable for one share of common stock and expires on May 13, 2023.

On August 26, 2013 the Company closed a private placement totaling 812,500 units at $0.08 per unit for a total offering price of $65,000. Each unit consisted of one share of common stock, one Class A Warrant with an exercise price of $0.12 and one Class B Warrant with an exercise price of $0.18. Each warrant is exercisable for one share of common stock and expires on August 26, 2018

The Company classified the entire proceeds of $969,502 from private placements closed in 2013 as a derivative liability related to the warrants.

On December 11, 2013, 625,000 common share warrants were exercised at exercise prices of $0.06 for total proceeds of $37,500. Upon exercise, the fair value of this liability instrument at this date of $117,069 was re-classified from liability to additional paid in capital. See Note 5.

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

	2013	2012	2011
Net income (loss) for the year	$(2,798,169)	$(1,856,790)	$1,629,255

Weighted average common stock basic	80,057,824	71,340,773	68,847,251
Effect of options	–	–	8,128
Effect of warrants	–	–	330,072
Diluted	80,057,824	71,340,773	69,185,451

At December 31, 2013 and 2012, the effect of the Company’s outstanding options and warrants would have been anti-dilutive. Accordingly, only basic income per common share is presented for 2013 and 2012.

10.      STOCK OPTION PLANS

In June 2006 the stockholders approved and the Company adopted its 2006 Stock Option Plan (“the 2006 Plan”).  The 2006 Plan provides for the granting of up to 8,000,000 stock options to key employees, directors and consultants, of common shares of the Company.  Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2006 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.)  Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

10.      STOCK OPTION PLANS- continued

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2010	6,100,000	600,000	$1.14
Cancelled	–	–	–
Granted	–	–	–
Balance, December 31, 2011	6,100,000	600,000	1.14
Granted	(1,400,000)	1,400,000	0.16
Cancelled	–	–	–
Balance, December 31, 2012	4,700,000	2,000,000	0.46
Granted	–	–	–
Forfeited	1,000,000	(1,000,000)	.17
Balance, December 31, 2013	5,700,000	1,000,000	$0.73

Balance exercisable, December 31, 2013		800,000	$0.88

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2013:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable
$0.07	200,000	8.53	$0.07	200,000
$0.13	25,000	6.82	$0.13	25,000
$0.14	200,000	8.53	$0.14	–
$0.20	25,000	6.82	$0.20	25,000
$0.40	25,000	6.82	$0.40	25,000
$0.60	25,000	6.82	$0.60	25,000
$0.61	200,000	3.25	$0.61	200,000
$0.74	100,000	4.58	$0.74	100,000
$2.29	200,000	2.56	$2.29	200,000
	1,000,000			800,000

The aggregate intrinsic value of stock options outstanding at December 31, 2013 was $31,250 (2012 - $17,000, 2011 - $Nil) while the aggregate intrinsic value of stock options exercisable at December 31, 2013 was $23,250 (2012 - $Nil, 2011 - $Nil). No stock options were exercised in 2013, 2012, or 2011.

10.      STOCK OPTION PLANS- continued

The following table summarizes information concerning unvested common stock options under the 2006 Plan at December 31, 2013:

	Number of Unvested Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2011	50,000	$0.13	$0.37
Granted	1,400,000	0.16	0.07
Vested	(25,000)	0.40	0.12

Unvested at December 31, 2012	1,425,000	$0.17	$0.07
Vested	(225,000)	0.13	0.07
Forfeited	(1,000,000)	0.14	0.07

Unvested at December 31, 2013	200,000	$0.14	$0.11

As of December 31, 2013, there was $12,016 (2012 – $115,900, 2011 - $5,605) of total unrecognized compensation cost related to all unvested options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 1 year.

During the year ended December 31, 2013, the Company recorded consulting fees of $80,080 (2012 – $40,826; 2011 – $3,000) in the statement of operations related to stock options granted to non-employees during the year.

The Company issues new shares when options are exercised.

11.      WARRANTS

Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2010	13,866,265	$0.35
Warrants issued	2,547,620	0.19
Balance, December 31, 2011	16,413,885	0.23
Warrants issued	10,231,667	0.10
Warrants forfeited	(3,395,555)	0.23
Balance, December 31, 2012	23,249,997	0.27
Warrants issued	13,772,296	0.16
Warrants exercised	(625,000)	0.06
Warrants forfeited	(500,000)	2.19
Balance, December 31, 2013	35,897,293	$0.20

11.      WARRANTS - continued

The following table lists the common share warrants outstanding at December 31, 2013.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Average Exercise Price	Expiry Year
7,020,710	7,020,710	$0.20	2014
2,950,000	2,950,000	$0.53	2015
2,547,620	2,547,620	$0.19	2016
2,106,668	2,106,667	$0.07	2017
10,022,296	–	$0.14	2018
7,500,000	7,500,000	$0.20	2022
3,750,000	–	$0.20	2023
35,897, 294	22,124,997	$0.20

* On October 23, 2012 the Board of Directors resolved to offer an extension to the exercise period for certain warrants for a period of up to 2 years from their original expiration date. The warrant holders who completed the warrant extension agreement had the expiration date extended as specified in the agreement. Warrant holders that did not elect to have their warrants extended were forfeited. There was no additional cost associated with the extension as the change in the value of the warrants is recognized through the change in the fair value of the derivative liability on the face of the statements of operations.

12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2013	2012
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$1,124,700	$1,009,000
Capital losses	5,000	5,000
Office equipment	12,500	12,500
Oil and gas properties	281,000	281,000
Asset retirement obligation	52,300	41,500
	1,475,500	1,349,000
Valuation allowance	(1,475,500)	(1,349,000)
Net deferred tax asset	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2013, the Company had available to offset future taxable income and net Canadian operating loss carry-forwards of approximately $4.5 million. The carry-forwards will begin expiring in 2014 unless utilized in earlier years. The Company also has approximately $9.0 million in Canadian oil and gas dedication pools that can be used to offset income of future periods.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2013, 2012 and 2011, changes in valuation allowance was $126,500, $54,500 and $56,500, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:

12.           INCOME TAXES – continued

	2013		2012		2011
Statutory federal income tax rate	(23%	)	(25%	)	(27%	)
Change in valuation allowance	(9%	)	(5%	)	(5%	)
Non-deductible stock-based compensation	3%		1%		2%
Non-deductible change in fair value of derivative Liability	32%		30%		30%
Effect of foreign exchange	(1%	)	1%		2%
Effect of reduction in income tax rate	(2%	)	(2%	)	(2%	)
	-%		-%		-%

The Company has evaluated its tax positions for the years ended December 31, 2013, 2012 and 2011 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2013 or 2012.

Our income tax returns are generally considered closed to examination when we file a notice of determination with the taxing authority. No such notice has been filed to date.

13.      COMMITMENTS AND CONTINGENCIES

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

14.      SUBSEQUENT EVENTS

Subsequent to the 2013 year end the Company closed a series of private placements for a total of 487,578 units for an aggregate total offering price of $80,600 USD. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable, beginning on the one year anniversary date of the placement, for one share of common stock for a period of four years and expiring in 2019.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1	Peterson Sullivan Consent
15.2	2006 Stock Option Plan (2)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

55

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: April 30, 2014	By: /s/ Ron Daems
Ron Daems
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ron Daems	President, Chief Executive Officer, Secretary and Director	April 30, 2014
Ron Daems

/s/ Michael Ranger	Director	April 30, 2014
Michael Ranger

56