Form 20-F
period 2014-12-31
STRATA OIL & GAS, INC.
filed 2015-04-29
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: The registrant has one class of Common Stock with 89,383,183 shares outstanding at December 31, 2014 and 91,194,183 shares outstanding at April 2, 2015. No preferred shares are issued and outstanding.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2014

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits
Bitumen	Heavy, viscous crude oil
Bluesky Formation	The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast
CHOPS	Cold Heavy Oil Production with Sand
Carboniferous	The period of geological time between 360 and 286 million years ago. A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period
Cretaceous Period	A period 144 to 65 million years ago
Debolt Formation	Lies above the Elkton Formation and ranges from mid-to-upper Visean in age (345.3 to 326.4 million years ago)
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well
Drilling Logs	Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data
Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase
Jurassic Period	Between 206 and 144 million years ago
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill and produce oil and gas from a piece of land
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Strata Oil & Gas Inc. (hereinafter referred to as the “Company,” “Strata” or “we”) and other matters. Forward-looking information may be included in this Annual Report on Form 20-F or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (the “SEC”) by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report on Form 20-F or in documents incorporated by reference in this Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.

The selected financial information and operating information may not be indicative of Strata’s future performance and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The selected financial data set forth below has been extracted from, and is qualified by reference, to the audited financial statements included herein at Item 18.

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2014	2013	2012	2011	2010
Revenue	$–	$–	$–	$–	$–
Expenses	753,287	574,609	241,995	177,252	972,357
Other income (expense), net	470,186	(2,223,559)	(1,614,795)	1,806,507	4,474,395
Net income (loss)	$(283,101)	(2,798,169)	$(1,856,790)	$1,629,255	$3,502,038

Basic and diluted income (loss) per share:
From continuing operations	$(0.00)	(0.04)	$(0.03)	$0.02	$0.05
Basic weighted average number of common shares outstanding (in millions)	87.2	80.1	71.3	68.8	66.4
Diluted weighted average number of common shares outstanding (in millions)	N/A	N/A	N/A	69.2	73.2

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2014	2013	2012	2011	2010

Cash and cash equivalents	$118,873	$440,612	$134,125	$217,504	$151,283
Other current assets	176,806	72,199	5,222	23,827	51,157
Deposits	133,745	121,870	123,634	116,172	114,139
Property and equipment, net	–	–	–	1,361	2,244
Oil and gas property interests	7,423,966	7,784,848	8,195,885	7,901,703	7,967,915
Total assets	7,853,390	8,419,529	8,458,866	8,260,567	8,286,738
Current liabilities	4,564,235	5,180,432	2,377,418	541,947	2,097,438
Asset retirement obligations	138,049	139,623	138,129	127,688	119,041
Additional paid-in capital	21,905,643	21,304,071	21,069,422	21,028,596	21,025,596
(Accumulated deficit) retained earnings	(18,946,856)	(18,663,755)	(15,865,586)	(14,008,796)	(15,638,051)
Accumulated other comprehensive income	192,319	459,158	739,483	571,132	682,714
Total liabilities and stockholders’ equity	7,853,390	8,419,529	8,458,866	8,260,567	8,286,738

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010, and the average rates for the period and the range of high and low rates for the period.  The data for March 2015 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2014 was CDN $1.16 per U.S. $1.00.

The exchange rate as of April 2, 2015 was CDN $1.26 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2015	1.28	1.24
February, 2015	1.27	1.24
January, 2015	1.27	1.17
December, 2014	1.16	1.13
November, 2014	1.14	1.12
October 2014	1.13	1.11

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2014	1.10
For the twelve months ended December 31, 2013	1.03
For the twelve months ended December 31, 2012	1.00
For the twelve months ended December 31, 2011	0.99
For the twelve months ended December 31, 2010	1.00

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

We have only recently commenced oil and gas exploration operations.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  We have yet to generate any revenues from operations.  There is nothing at this time in which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.  Our future operating results will depend on many factors, including:

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

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above.  If we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares.

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

Our management may incorrectly estimate projected occurrences and events within the timetable of its business plan, which would have an adverse effect on our results of operations and, consequently, make our common shares a less attractive investment and harm the trading of our common shares.  Investors may find it difficult to sell their shares.

3.           If capital is not available to fund future operations, we will not be able to pursue our business plan and operations would come to a halt and our common shares would be nearly worthless.

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months.  We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties.  Because we currently do not have any cash flow from operations, we need to raise additional capital which may be in the form of loans from current shareholders and/or from private equity offerings.  Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices.  It will also be dependent upon the status of the capital markets at the time such capital is sought.  Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

4.           We are heavily dependent on Ron Daems, our CEO and President.  The loss of Mr. Daems, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Ron Daems, whose knowledge, leadership and technical expertise would be difficult to replace.  Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff.  We do not maintain any key person insurance on Mr. Daems or any of our officers and directors.  If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time, if ever, we could hire a suitable replacement for Mr. Daems.

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

6.           Drilling wells is speculative and often involves significant costs that may be more than our estimates. Any material inaccuracies in drilling costs, estimates or underlying assumptions will reduce the profitability of our business and will negatively affect our results of operations.

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

Drilling operations generally involve a high degree of risk.  Hazards such as unusual or unexpected geological formations, power outages, labor disruptions, blow-outs, sour gas leakage, fire, inability to obtain suitable or adequate machinery, equipment or labor and other risks are involved.  We may become subject to liability for pollution or hazards against which we cannot adequately insure or may elect not to insure.  Incurring any such liability may have a material adverse effect on our financial position and operations.

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

12.           Our auditors’ opinion on our December 31, 2014 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $18,946,856 as of December 31, 2014.  Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.  We anticipate generating losses for at least the next 12 months.  Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern.  We will need to obtain additional funds in the future.  Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party.  If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

16.           Because we are in the exploration stage of operations of our business, our securities are considered highly speculative.

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

17.           Since our Directors work for other natural resource exploration companies, their other activities could slow down our operations or negatively affect our profitability.

Our Officers and Directors are not required to work exclusively for us and they do not devote all of their time to our operations.  In fact, our Directors work for other natural resource exploration companies.  Therefore, it is possible that a conflict of interest with their time may arise based on their consulting or employment by such other companies.  Their other activities could slow our operations and may reduce our financial results because of the slowdown in operations.  It is expected that each of our Directors will devote approximately 1 hour per week to our operations on an ongoing basis and when required, will devote whole days and even multiple days at a stretch when property visits are required or when extensive analysis of information is needed.

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

20.           We are a “foreign private issuer” and you may not have access to the information you could obtain about us if we were not a “foreign private issuer”.

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended.  As a foreign private issuer, we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16 of the Exchange Act.  As a foreign private issuer, we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us.  Accordingly, you may not be able to obtain some of the information about us that you could obtain if we were not a “foreign private issuer”.

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

B. Business Overview

Refer to Item 4.A “History and Development of Strata Oil & Gas Inc." for information regarding the Company’s history and business activities.

BUSINESS DESCRIPTION

The Company currently has interests in oil sands properties located in the Peace River and Wabiskaw areas of Northern Alberta, Canada.

The Company is currently engaged in the acquisition exploration and if warranted and feasible development of oil and gas properties. The Company’s oil sands interests are unproven and there is no assurance that a commercially viable oil or gas deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

The Company originally had an interest in 43 oil sands leases in northern Alberta, Canada.  In December 2010, the Company sold 25 of its oil sands leases to an Alberta company.  As of December 31, 2014 the Company currently has interests in oil sands properties located in the Peace River and Wabiskaw areas of Northern Alberta, Canada including 17 leases in the Peace River oil sands area and one lease in the Athabasca oil sands area.

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

OIL SANDS LEASES

The Company currently has an interest in 18 oil sands leases in northern Alberta, Canada of which 17 of the leases are located in the Peace River oil sands area and 1 lease is located in the Athabasca oil sands area.

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

Lease Number	Hectares	Rent / Hectare	Annual Minimum Lease Payments

7400100011	512	CDN $3.50 (USD $3.02) per year	CDN $1,792 (USD $1,545) per year

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

Planned Work by the Company for 2015

The Company plans to continue focusing its exploration resources on its Peace River Property. The Drowned Property lease which is due to expire in October 2015 will be reviewed prior to its expiration.

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

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

June 15, 2006	3	4,864	CDN $17,024 / USD $14,675
October 19, 2006	4	3,584	CDN $12,544 / USD $10,813
November 2, 2006	4	5,632	CDN $19,712 / USD $16,992
January 11, 2007	4	4,608	CDN $16,128 / USD $13,903
January 24, 2007	2	2,304	CDN $8,064 / USD $6,951
	17	20,992	CDN $73,472 / USD $63,332

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

Property Geology (Cadotte Leases)

Strata has focused its efforts on the bitumen resources contained in the Debolt/Elkton carbonate Carboniferous Formation and the Bluesky/Gething clastic Cretaceous Formation in the Cadotte area.  In particular, our exploration programs to date have focused on 50 sections in the Cadotte area located in Townships 86 and 87, Ranges 18, 19 and 20. (the “Target Area”).

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

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. The Company has no proved reserves at this time.

Cadotte Central – Contingent Bitumen Resource

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

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. The Company has no proved reserves at this time.

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

The results of the different estimates for the Original Bitumen In Place (“OBIP”) are presented on the following table:

Effective OBIP for the Cadotte Area by Target Zone in millions of Stock Tank Barrels (MMSTB), (Using 8% wt Cut-off.)

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

Based on forecast prices and costs, this revised economic analysis indicates that the development of the Cadotte area is economically viable with a return on capital investment of 28% and Net Present Value (“NPV”) discounted at 10% of $1.3 billion.  At a WTI crude oil price of $85 per barrel, the impact of the planned royalty change is only about a 1% reduction of return on capital investment.  At a constant $75 per barrel WTI price, the return on capital investment is just over 20%.  Based on the favorable results of the pre-feasibility and revised economic analysis, the Cadotte area warrants further evaluation including a pilot well test program and feasibility level project design and cost estimates.

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

Cadotte West – Bitumen Resource

Strata's Cadotte West project is located on 22 sections northwest of Shell's Carmon Creek Project and is contiguous to the company's Cadotte Central property holdings in Peace River. Data from prior years drill logs in the area indicate the Bluesky/Gething, Debolt and Elkton ore zones are present on the lease. This same data reports bitumen in these ore zones.

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

During 2014 the Company moved forward on planned initiatives as follows;

•	Completed a seismic study to evaluate the Cadotte West property for heavy-oil recovery using cold production.

Utilizing existing well and seismic data the study focused on different physical properties and technical aspects related to the identification of pools and fields on our lands. The initial interpretation of the geological structure at Cadotte West resulted in the identification of cold production targets which were then validated by seismic data. The Company's technical team has subsequently identified multiple drilling locations in order to test the extent to which the Bluesky Formation at Cadotte West has the fluid properties which permit the use of primary production methods. In light of the findings the Company redirected the focus of its available resources from further development of the Cadotte Central property to the Cadotte West property. The Company remains committed to the Cadotte Central development opportunity; however, it is management’s view that the favorable economics of potential cold production methods on the Cadotte West property warrant further validation.

•	Commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property.

The Company engaged specialized third party service provider(s) to assist with the development of a drill program which includes the submission of an Oil Sands Exploration plan, the ("OSE") to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, stake holders and first nation consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program.

Planned Work by the Company for 2015

When adequate funding can be assembled Strata intends to proceed with its drill exploration program and identified targets to test for cold production. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through equity in the form of private placements and warrant exercises. In addition we continue to work with potential partners to discuss potential funding arrangements which could facilitate the furtherance of our drill program.

Evaluation of Bitumen Resources – Cadotte Central and West Leases Technical Report – May 10, 2013

In 2013, Strata successfully completed the 51-101 compliant Technical Resource Evaluation of its Cadotte West and Cadotte Central holdings located in the Peace River region. The evaluation added 1.4 billion barrels of Discovered Petroleum-Initially-In-Place (PIIP as per the COGE Handbook definition) to Strata’s present resource base bringing it to a total of 3.4 billion barrels in place. Recent significant investment activity by large companies, our neighbors in the carbonate triangle, demonstrate clearly that the process of committing billions to the production of bitumen and other key infrastructure such as pipelines, is now gaining momentum quickly.

The "Technical Report Evaluation of Bitumen Resources Cadotte Central and West Leases” was prepared by Norwest Corporation, Mr. Geoff Jordan, Professional Geologist.

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

The amount of exploration drilling and testing in the Cadotte Central area is sufficient for that part of the Peace River Oil Sand deposit to be classified as a Discovered Resource or Discovered Petroleum Initially in Place (PIIP). As the Cadotte West leases are not drilled, an estimate of the in-place resource is technically in the COGE classification of “Undiscovered.” However, it is the author’s opinion that there is sufficient evidence from the wells drilled in the surrounding areas for the judgment to be made that the bitumen bearing formations, the Bluesky, the Debolt and the Elkton, are all expected to be present on the Cadotte West leases. Hence, in this report, the in place bitumen resource on Cadotte West is considered to be Discovered PIIP and is classified as such. The classification of the Discovered PIIP into Low, Best and High categories was based on the following criteria:

•	The Low Estimate includes all of the material that has a minimum grade of 8 wt% and a minimum thickness of 10 m. In order to identify the location of the highest grade ore, a second Low Estimate was also made. In this case the minimum grade was set at 10 wt% with the same minimum thickness of 10 m;

•	The Best Estimate includes all of the material that has a minimum grade of 8 wt% but no minimum thickness; and

•	The High Estimate includes all of the material without any grade or thickness constraint. Hence the latter is an estimate of the original bitumen in place for the zones under investigation.

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2014, 2013 and 2012.  These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

Certain statements contained in the MD&A and elsewhere in this Annual Report constitute forward-looking statements.  Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date the financial statements were made and readers are advised to consider such forward-looking statements in light of the risks set forth both below and prior in this report.

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2014	2013	2012
Expenses	$(753,287)	$(574,609)	$(241,995)
Other income (expenses)	470,186	(2,223,559)	(1,614,795)
Net income (loss)	(283,101)	(2,798,169)	(1,856,790)
Earnings per share from continuing operations, basic and diluted	$(0.00)	$(0.04)	$(0.03)
Basic weighted average common shares outstanding (in millions)	87.2	80.1	71.3
Diluted weighted average common shares outstanding (in millions)	N/A	N/A	N/A

Year ended December 31, 2014 compared to the year ended December 31, 2013

RESULTS OF OPERATIONS

In 2014 the Company focused its efforts on further exploration and permitting for drilling on its Cadotte West leases. Resources were deployed to follow up and move forward with the development potential of our leases by engaging third party service providers to provide additional technical information and the necessary data to assist with the Oil Sands Exploration (OSE) application process. The Company moved forward on planned initiatives as follows:

•	Completed a seismic study to evaluate the Cadotte West property for heavy-oil recovery using cold production.

Utilizing existing well and seismic data the study focused on different physical properties and technical aspects related to the identification of pools and fields on our lands. The initial interpretation of the geological structure at Cadotte West resulted in the identification of cold production targets which were then validated by seismic data. The Company's technical team has subsequently identified multiple drilling locations in order to test the extent to which the Bluesky Formation at Cadotte West has the fluid properties which permit the use of primary production methods. In light of the findings the Company redirected the focus of its available resources from further development of the Cadotte Central property to the Cadotte West property. The Company remains committed to the Cadotte Central development opportunity; however, it is management’s view that the favorable economics of potential cold production methods on the Cadotte West property warrant further validation.

•	Commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property.

The Company engaged specialized third party service provider(s) to assist with the development of a drill program which includes the submission of an Oil Sands Exploration plan, the (OSE) to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, stake holders and First Nation consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program.

During the year ended December 31, 2014, the Company had a net loss of $283,101 compared to a net loss from operations of $2,798,169 for the year ended December 31, 2013, a decrease in net loss of $2,515,068. Not including the non-cash changes in fair value derivative liability gain of $466,499 (2013 – loss of $2,216,119), expenses for the period increased $178,678 to $753,287 for the year ended December 31, 2014 from $574,609 in 2013 primarily due to an increase in consulting fees of $135,681 related to stock options issued to consultants. Consulting fees include $421,923 in stock compensation expense due to the grant of an aggregate 3,770,000 options which were issued to consultants to provide further incentive to perform and contribute to the long-term growth of the Company. Net of the non-cash consulting fees from the grant of stock options, expenses decreased $243,246. The Company also experienced an increase in professional fees of $39,034 related to the Company’s work towards becoming a reporting issuer in Canada and an increase in office and sundry expenses of $6,051, which was the result of additional office and travel expenses related to the Company’s oil sands exploration efforts.

For the year ended December 31, 2014, the Company recorded a gain on the change in fair value of derivative liability of $466,499 (2013 – loss $2,216,119). This item is a non-cash item and was recorded in accordance with ASC 815. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. The Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2014 or 2013. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

LOSS FROM OPERATIONS

The Company recognized a loss from operations of $283,101 for the year ended December 31, 2014 compared to a loss from continuing operations in 2013 of $2,798,169, a decrease in net loss of $2,515,068. Excluding the non-cash change in derivative liability, expenses for 2014 increased primarily due to stock options expense for options issued to consultants during the year.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a gain of $466,499 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability and the exercise of outstanding warrants, as at December 31, 2014 compared to December 31, 2013. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2014 compared to 2013. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company recorded a loss on the change in the derivative liability in the amount of $2,216,119 at December 31, 2013. The Company determined the fair value of the derivative liability to be $4,482,926 as of December 31, 2014 based on an acceptable valuation model.

Year ended December 31, 2013 compared to the year ended December 31, 2012

RESULTS OF OPERATIONS

During the year ended December 31, 2013, the Company had a net loss of $2,798,169 compared to a net loss of $1,856,790 for the year ended December 31, 2012, an increase of $941,379. Not including the non-cash changes in fair value derivative liability loss of $2,216,119 (2012 – loss of $1,620,319), expenses for the period increased $332,614 to $574,609 for the year ended December 31, 2013 from $241,995 in 2012 primarily due to an increase in consulting fees of $327,539 associated with property assessment and maintaining a strategic presence within the local oil and gas industry. Consulting fees also include $80,808 related to stock compensation expense for the year ended December 31, 2013.

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

CONTINUING OPERATIONS

The Company recognized a loss from operations of $2,798,169 for the year ended December 31, 2013 compared to a loss from operations in 2012 of $1,856,790, an increase of $941,379. Excluding the non-cash change in derivative liability, expenses for 2013 increased significantly due to increased activity associated with property assessment and maintaining a strategic presence within the local oil and gas industry.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2014	2013	2012
Cash and cash equivalents	$118,873	$440,612	$134,125
Working capital (deficit)	(4,268,555)	(4,667,621)	(2,238,071)

Net cash provided by (used in)
Operating activities	(247,614)	(524,549)	(190,894)
Investing activities	(425,989)	(179,357)	(121,003)
Financing activities	371,200	1,007,002	226,400

As of December 31, 2014, we had $118,873 in cash, a decrease of $321,739 from December 31, 2013. The decreased cash balance is primarily due to capitalized expenditures related to evaluating and exploring the Company’s oil and gas properties and general operating expenses associated with the preparation of an OSE application, along with evaluation of additional resources properties. Management estimates that the Company will require approximately $1,525,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2015. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt.  In 2015 our most significant capital requirement is expected to be associated with the commencement of our drill program and recent “OSE”. We cannot proceed with our drill program until we secure adequate funding to initiate the program, which, we have estimated $1,000,000 as an initial baseline for this purpose. Going forward we expect the short and long term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months.  We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated.  If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash used in operating activities during the twelve months ended December 31, 2014 was $247,614 compared to $525,549 in 2013.  The decrease in cash used in operating activities was primarily due to an increase in non-cash stock compensation associated with consulting fees of $421,923 along with increases in accounts payable of $47,396 and accrued liabilities of $32,387.

Cash used in investing activities for 2014 was $425,989 compared to cash used in investing of $179,357 in 2013. The Company spent $23,892 on deposits to the Alberta Energy trust compared with $6,152 in the prior year. The Company also spent $78,882 on payments to the Province of Alberta to maintain the Company’s property leases, compared to $69,651 in 2013. Capitalized exploration and evaluation expenditures on the Company’s oil and gas properties totaled $219,904 compared to $37,740 in 2013. The Company also spent $106,946 on advances under notes receivable, to related parties in 2014 compared with advances of $65,814 in 2013.

The Company generated cash inflows from financing activities of $371,200 compared to $1,007,002 in 2013. The Company raised $301,600 in funds from a series of private placements executed during 2014 and $69,600 in proceeds from the exercise of warrants. In 2013 the Company raised $969,502 in proceeds from private placements completed during the year and $37,500 in proceeds from the exercise of warrants. See Note 9 to the financial statements for more information.

We had cash of $118,873 as of December 31, 2014.  We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$200,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$325,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses;

•	$1,000,000 as a base line to commence a drill program and exploit some of the drill targets identified in the OSE.

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method.  The Company has recorded an asset retirement obligation at December 31, 2014 and 2013 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate.  At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary.  The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed.  Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees.  These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet.  The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model.  To date, all of our stock option grants have been to non-employees.  Increases in our share price will likely result in increased stock option compensation expense.  The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility.  The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2014.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used.  Information about the impact on our operating results is included in the notes to our financial statements.

Valuation of Derivative Instruments

US GAAP requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as warrants and stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value. Warrants with such provisions will no longer be recorded to equity. The Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar. In estimating the appropriate fair value, the Company uses a Black-Scholes option pricing model.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels (i.e. in the 2%-5% range).

Impact of Foreign Currency Fluctuations

Primarily we hold our cash reserves in Canadian dollars. We incur the majority of our expenses and capital expenditures in Canadian dollars, however; we do have US transactions and therefore, an increase or decrease in the value of the Canadian dollar versus the U.S. dollar would have an effect on us. The Company also translates its financial statements from Canadian dollars to U.S. dollars for financial reporting purposes. Changes in the in the value of the Canadian dollar versus the U.S. dollar will have a direct impact on the financial information reported by the Company.

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

E. Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of December 31, 2014 and December 31, 2013 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2014.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Drowned property lease	$1,545	$1,545	$–	$–	$–
Peace River property leases	400,846	63,332	126,664	126,664	84,186
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$402,391	$64,877	$126,664	$126,664	$84,186

The Drowned Property is comprised of a single lease with the government of the Province of Alberta, Canada requiring annual lease payments of USD $1,545 (CDN $1,792).  The lease is a fifteen-year lease and expires on October 4, 2015.

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $63,332 (CDN $73,742).  The leases are fifteen-year leases that expire beginning June 15, 2020 through January 20, 2022.

At December 31, 2014, the Company had trade payables and accrued liabilities of $81,309. All of these obligations are due in less than one year.

At December 31, 2014, the Company had a derivative liability of $4,482,926 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

Recent Accounting Pronouncements:

ASU No. 2014-10

One June 10, 2014, the FASB issued Accounting Standards Update No. 2014-10 (ASU 2014-10), Development Stage Entities (Topic 915)” Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. The presentation and disclosure requirements in Topic 915 will no longer be required for the first annual period beginning after December 15, 2014. The revised consolidation standards are effective as of May 31, 2014 and early adoption is permitted. The Company has elected to early adopt ASU 2014-10 and as a result the Company has revised its statements of operations, cash flows and equity to exclude reporting for the period from date of inception through December 31, 2014.

ASU No. 2014-09

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is intended to improve the financial reporting requirements for revenue from contracts with customers by providing a principle based approach. The core principle of the standard is that revenue should be recognized when the transfer of promised goods or services is made in an amount that the entity expects to be entitled to in exchange for the transfer of goods and services. ASU 2014-09 also requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for financial statements issued by public companies for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the potential impact of ASU 2014-09 on the financial statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Trevor Newton (1)	Chairman of the Board, Director	May 22, 2014
Ron Daems	President, Chief Executive Officer, Secretary, Director	July 19, 2010
Michael Ranger	Director	July 11, 2012

(1)	Mr. Newton was appointed as Chairman of the Board on May 22, 2014.

Our Directors hold office until the next annual meeting of our shareholders or until their successors are duly elected and qualified. Shareholders elect Directors by vote in proxy or in person. None of our Directors have any family relationships with any of our other Directors or Executive Officers. Our Directors do not exercise independent supervision over management as there are no independent management positions. Set forth below is a summary description of the principal occupation and business experience of each of our Directors and Executive Officer for at least the last five years.

TREVOR NEWTON is the founder of Strata Oil & Gas, and has been involved in the development of the company from the initial land acquisition and discovery stage, through to the present. He has assisted the company by establishing its corporate focus, assembling its team, and helping advance its core project. Mr. Newton's corporate experience has primarily been in the resource sector, where he has assisted private and public companies in their financing, project acquisition, and development. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

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

B. Compensation

The following table shows compensation paid to the Company’s executives for the fiscal year ended December 31, 2014:

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton(1)	Director - Chairman	2014	–	–	2,000,000	–	–	–	–
Ron Daems (2)	Director, President, CEO, Secretary	2013	–	–	500,000	–	–	–	$$45,032
Michael Ranger	Director	2013	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.
(2)	Ron Daems was appointed President, Chief Executive Officer, Secretary and Director on July 19, 2010. Mr. Daems does not bill the Company for these services, however, he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2014, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, Chairman of the Board, does not have a service agreement with the Company for his services.

Mr. Daems, President, CEO, Secretary and Director, supervises the company's operations. Mr. Daems does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $45,032 as consulting fees for the year ended December 31, 2014 under the agreement. The agreement did not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2014 or during the 2013 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates as of April 2, 2015 the ownership of outstanding shares of the Company held by each of our officers and directors. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued % (1)	Options

All Executive Officers and Directors as a Group	16,710,746	18.36%	3,300,000
Trevor Newton(2)	16,669,746	18.28%	2,000,000
Ron Daems(3)	41,000	.05%	500,000
Michael Ranger(4)	–	–	800,000

(1)	Based on 91,194,183 shares of common stock issued and outstanding as of April 2, 2015.
(2)	Mr. Newton was awarded 2,000,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014 and are fully vested.
(3)	Mr. Daems was awarded 500,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014 and are fully vested.
(4)	Dr. Michael Ranger was awarded 200,000, 200,000, 200,000 and 200,000 stock options to purchase common shares of the Company at an exercise price of $2.285, $0.61, $0.07 and $0.14 on July 21, 2006, March 19, 2008, July 11, 2012 and July 11, 2012, all which are fully vested.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders.

The table below indicates the share ownership as of April 2, 2015 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	16,669,746	18.28

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

Trevor Newton’s percentage ownership increased by 11.69%.

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On April 2, 2015, the Company had one hundred eighty-one (181) registered shareholders holding 91,194,183 shares. Of these, one hundred thirty eight (138) registered shareholders holding 11,767,786 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

The Company has entered into short term note agreements  for business purposes with two (2) related parties wherein the Company retains the right to enter into an option agreement  with the borrower for development rights on the borrowers' oil sands leases in Alberta. Refer to Note 4 – Notes Receivable Related Parties and Note 8 - Related Party Transactions.

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

Audited Financial Statements:

Fiscal years ended December 31, 2014 and 2013.

8.A.7. Legal/Arbitration Proceedings

The Company is not involved in any legal proceedings which subject it to any contingent liabilities.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2014	$0.35	$0.11
2013	$0.31	$0.11
2012	$0.15	$0.05
2011	$0.38	$0.08
2010	$0.52	$0.01

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2014	Fourth Quarter of 2014	$0.26	$0.11
	Third Quarter of 2014	$0.35	$0.14
	Second Quarter of 2014	$0.18	$0.13
	First Quarter of 2014	$0.20	$0.12

2013	Fourth Quarter of 2013	$0.27	$0.17
	Third Quarter of 2013	$0.31	$0.11
	Second Quarter of 2013	$0.14	$0.11
	First Quarter of 2013	$0.18	$0.11

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price	Low Price
October 2014	$0.26	$0.17
November 2014	0.18	0.12
December 2014	0.17	0.11
January 2015	0.15	0.11
February 2015	0.11	0.09
March 2015	0.13	0.08

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the OTCQB tier of the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol SOIGF.

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

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention and the five subsequent protocols amending the Convention.

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

Disposition of Shares

The Income Tax Act provides that a non-resident person is subject to tax in Canada on the disposition of “taxable Canadian property.”  Common shares of Strata are likely considered to be “taxable Canadian property” as defined in the Income Tax Act.  Therefore, under the Income Tax Act, a non-resident would be subject to tax in Canada on the disposition of common shares of Strata.  Article XIII of the 1980 Canada-United States Income Tax Convention provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically; we are required to file annually a Form 20-F Annual Report no later than four months after the close of each fiscal year which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The Company's documents on display are available with the U.S. Securities and Exchange Commission EDGAR website at www.sec.gov.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 23, 2015, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.25  This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2014, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2014.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2014, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2014 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2014, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects.  We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

Item 16A. Audit Committee

The Board of Directors is empowered to appoint an Audit Committee for the Corporation. Currently the Board of Directors functions as the Audit Committee. The Audit Committee members are not considered independent as specified in the National Instrument 52-110. We believe that the Board of Directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. In addition, we believe that retaining an independent director who would qualify as an “audit committee financial expert” would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated revenues to date.

Pursuant to National Instrument 52-110 Part 6 (6.1) as a venture issuer, Strata is exempt from the requirements of Parts 3 (Composition of the Audit Committee) and 5 (Reporting Obligations).

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2014.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2014 (1)(2)	Fiscal year ending December 31, 2013 (1)
Audit Fees	$15,800	$15,400
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$15,800	$15,400

(1)	As of December 31, 2014, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2014

From time to time, management of the Company recommends to and requests approval from the Board of Directors for non-audit services to be provided by the Company’s auditors.  The Board routinely considers such requests during Board meetings, and if acceptable to a majority of the Board members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the Board assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  There were no non-audit related services provided by the Company’s audit firm.

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

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
1.3*	Audit Committee Charter
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1*	Peterson Sullivan Consent
15.2	2006 Stock Option Plan (2)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: April 29, 2015	By: /s/ Ron Daems
Ron Daems
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Ron Daems	President, Chief Executive Officer, Secretary and Director	April 29, 2015
Ron Daems

/s/ Trevor Newton	Director	April 29, 2015
Trevor Newton

/s/ Michael Ranger	Director	April 29, 2015
Michael Ranger

Strata Oil & Gas Inc.

FINANCIAL STATEMENTS

December 31, 2014

(Stated in US Dollars)

Strata Oil & Gas Inc.

Financial Statements

December 31, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Strata Oil & Gas Inc.

We have audited the accompanying balance sheets of Strata Oil & Gas Inc. ("the Company") as of December 31, 2014 and 2013, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Oil & Gas Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not been able to generate any operating revenue to date and has an accumulated deficit of $18,946,856 at December 31, 2014. In addition, the Company had negative cash flows from operations of $247,614 during the year ended December 31, 2014. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

April 29, 2015

STRATA OIL & GAS INC.

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2014	2013
ASSETS
Current
Cash	$118,873	$440,612
GST Receivables	9,001	6,385
Notes receivable from related parties	163,793	65,814
Prepaid expenses	4,012	–
Total current assets	295,680	512,811

Deposits	133,745	121,870
Office equipment, net	–	–
Oil and gas property interest (unproved)	7,423,966	7,784,848
Total assets	$7,853,390	$8,419,529

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current
Accounts payable	$48,922	$1,526
Accrued liabilities	32,387	–
Derivative liability	4,482,926	5,178,906
Total current liabilities	4,564,235	5,180,432

Asset retirement obligation	138,049	139,623
Total liabilities	4,702,284	5,320,055
Stockholders' equity
Preferred stock, no par value, unlimited shares authorized and unissued	–	–
Common stock, no par value, unlimited shares authorized; 89,383,183 and 85,728,506 shares issued and outstanding at December 31, 2014 and 2013, respectively.	–	–
Additional paid-in capital	21,905,643	21,304,071
Accumulated deficit	(18,946,856)	(18,663,755)
Foreign currency translation adjustments	192,319	459,158
Total stockholders' equity	3,151,106	3,099,474
Total liabilities and Stockholders' equity	$7,853,390	$8,419,529

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2014	2013	2012
Expenses
Professional fees	$125,868	$86,834	$76,154
Office and sundry	30,070	24,018	32,845
Rent	308	1,665	1,667
Consulting fees	584,019	448,338	120,799
Transfer agent fees	2,478	3,267	1,642
Accretion expense	10,545	10,487	7,500
Depreciation	–	–	1,388
	753,287	574,609	241,995
Other income (expense)
Interest and miscellaneous income	1,287	1,339	5,524
Interest income, related party	3,637	–	–
Foreign exchange loss	(1,237)	(8,780)	–
Change in fair value of derivative liability	466,499	(2,216,119)	(1,620,319)
	470,186	(2,223,559)	(1,614,795)

Net income (loss)	(283,101)	(2,798,169)	(1,856,790)

Other comprehensive income (loss)
Foreign currency translation adjustment	(266,839)	(280,325)	168,351

Comprehensive income (loss)	$(549,940)	$(3,078,494)	$(1,688,439)

Basic and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$(0.00)	$(0.04)	$(0.03)

Basic weighted average number of shares outstanding	87,191,251	80,057,824	71,340,773

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US Dollars)

	Common Stock	Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Total Stockholders'
	Shares	Capital	Deficit	Income	Equity
Balance December 31, 2011	69,412,043	$21,028,596	$(14,008,796)	$571,132	$7,590,932

Stock compensation, non-employees		40,826			40,826
Private placement, common stock and warrants issuance for cash	5,231,667	226,400			226,400
Derivative liability adjustment		(226,400)			(226,400)
Net loss and comprehensive income			(1,856,790)	168,351	(1,688,439)
Balance December 31, 2012	74,643,710	21,069,422	(15,865,586)	739,483	5,943,319

Stock compensation, non-employees		80,080			80,080
Reclassification of warrant derivative liability due to warrant exercise		117,069			117,069
Warrant exercise	625,000	37,500			37,500
Private placement, common stock and warrants issuance for cash	10,459,796	969,502			969,502
Derivative liability adjustment		(969,502)			(969,502)
Net loss and comprehensive loss			(2,798,169)	(280,325)	(3,078,494)
Balance December 31, 2013	85,728,506	21,304,071	(18,663,755)	459,158	3,099,474

Stock compensation, non-employees		421,923			421,923
Reclassification of warrant derivative liability due to warrant exercise		110,049			110,049
Warrant exercise	652,500	69,600			69,600
Private placement, common stock and warrants issuance for cash	3,002,177	301,600			301,600
Derivative liability adjustment		(301,600)			(301,600)
Net loss and comprehensive loss			(283,101)	(266,839)	(549,940)
Balance December 31, 2014	89,383,183	$21,905,643	$(18,946,856)	$192,319	$3,151,106

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ended December 31,
	2014	2013	2012
Cash flows from operating activities
Net income (loss)	$(283,101)	$(2,798,169)	$(1,856,790)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Accrued interest	(3,637)	–	–
Depreciation	–	–	1,388
Stock option expense for consulting fees	421,923	80,080	40,826
Accretion expense	10,545	10,487	7,500
Change in fair value of derivative liability	(466,499)	2,216,119	1,620,319
Change in assets and liabilities
GST receivable	(2,616)	(6,165)	14,871
Prepaid expenses	(4,012)	5,002	3,734
Accounts payable	47,396	(17,933)	(11,528)
Accrued liabilities	32,387	(14,970)	(11,213)
Net cash used in operating activities	(247,614)	(525,549)	(190,894)

Cash flows from investing activities
Deposits	(23,892)	(6,152)	(7,462)
Acquisition of oil & gas interests	(298,786)	(107,391)	(113,541)
Notes receivable advances to related parties	(103,309)	(65,814)	–
Net cash used in investing activities	(425,989)	(179,357)	(121,003)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	301,600	969,502	226,400
Proceeds from the exercise of warrants	69,600	37,500	–
Net cash provided by financing activities	371,200	1,007,002	226,400
Foreign exchange effect on cash	(19,338)	4,391	2,118
Net increase (decrease) in cash	(321,739)	306,487	(83,379)
Cash, beginning balance	440,612	134,125	217,504
Cash, ending balance	$118,873	$440,612	$134,125

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

1.      NATURE OF BUSINESS AND OPERATIONS

Strata Oil & Gas Inc. (the ‘Company’) is engaged in the exploration for oil and natural gas in oil sands in the Canadian province of Alberta.  The Company was formerly engaged in the development of Knowledge Worker Automation (KWA) software.

Upon disposal of the Company’s software assets a majority of the Company’s shareholders approved a change the business of the Company from software development to oil and gas exploration. The Company is currently engaged in the acquisition exploration, and if warranted and feasible development of oil and gas properties

The Company’s activities are subject to significant risks and uncertainties. We have only recently commenced oil and gas exploration operations.  Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries.  We have yet to generate any revenues from operations.  There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably.  Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	success of our exploration and development efforts;
•	demand for natural gas and oil;
•	the level of our competition;
•	our ability to attract and maintain key management and employees; and
•	our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

To achieve profitable operations, we must, alone or with others, successfully execute on the factors stated above.  There are no assurances that the Company will be able to execute its plan and if we are not successful in executing any of the above stated factors, our business will not be profitable and may never even generate any revenue, which make our common shares a less attractive investment and may harm the trading of our common shares.

2.      ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.  The Company commenced its oil and gas exploration activities in the last quarter of 2005. The Company has not realized any revenue from its present operations. During the year ended December 31, 2014, the Company incurred a loss of $283,101. In addition, the Company had negative cash flows from operations of $247,614 and is expected to continue to incur further negative operating cash flows in the foreseeable future.  The Company has an accumulated deficit of $18,946,856 at December 31, 2014. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $1,525,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses.  Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future.  Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

The Company follows the full cost method of accounting for natural gas and oil operations.  Under the full cost method all costs incurred in the acquisition, exploration and development of natural gas and oil interests are initially capitalized into cost centers on a country-by-country basis. The Company’s current cost center is located in Canada. Such costs include land acquisition costs, geological and geophysical expenditures, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition, exploration and development activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated net proved reserves, as determined by independent petroleum engineers. The accounting standards require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economical to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unproved properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Under full cost accounting rules, capitalized costs, less accumulated amortization and related deferred income taxes, shall not exceed an amount (the ceiling) equal to the sum of: (i) the after tax present value of estimated future net revenues computed by applying current prices of oil and gas reserves to estimated future production of proved oil and gas reserves as of the date of the latest balance sheet presented, less estimated future expenditures (based on currents costs) to be incurred in developing and producing any proved reserves computed using a discount factor of ten percent and assuming continuation of existing economic conditions; (ii) the cost of properties not being amortized; and (iii) the lower of cost or estimated fair value of unproved properties included in the costs being amortized.  If unamortized costs capitalized within a cost center, less related deferred income taxes, exceed the ceiling, the excess shall be charged to expense and separately disclosed during the period in which the excess occurs. Amounts thus required to be written off shall not be reinstated for any subsequent increase in the cost center ceiling. We do not have any proved reserves in our current property holdings.

On an annual basis management evaluates the carrying value of the Company’s unproved oil and gas properties and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties and geographic and geologic data. Management noted no matters indicating the cost of the Company’s unproved properties was impaired at December 31, 2014 or 2013.

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There was no cash equivalent balances for the year ended December 31, 2014 (2013 – $Nil).

GST Receivables

GST Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at both December 31, 2014 and 2013.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2014	December 31, 2013
Office equipment	$11,614	$11,614
Accumulated depreciation	(11,614)	(11,614)
Net book value	$–	$–

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2014 and 2013 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

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

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar.

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

Stock Option Plans

The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with the accounting standard for employees, the compensation expense is amortized on a graded vesting basis over the requisite service period which approximates the vesting period. There were no options issued to employees for the years ended December 31, 2014, 2013 or 2012.

Compensation expense for stock options granted to non-employees is amortized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

The expected volatility of options granted has been determined using the methods described under the relevant accounting standard. The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. In addition, accounting standard requires companies to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on its best estimate, management applied the estimated forfeiture rate of nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Income (Loss).

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period. During 2014, the Company recognized $421,923 (2013 - $80,080 expense; 2012 - $40,826) in stock-based compensation expense in the Statements of Operations and Comprehensive Income (Loss) in respect of options granted to non-employees. All stock options granted in 2014, 2013, and 2012 were to non-employees of the Company.

The fair value of each option granted is estimated using the Black-Scholes option-pricing model over the vesting period. During the years ended December 31, 2014, 2013 and 2012 the following weighted average assumptions were used:

	2014	2013	2012
Dividend yield	0%	0%	0%
Expected volatility	147.1%	144.2%	152.6%
Risk-free rate	1.79%	2.77%	1.67%
Expected life in years	10	8.5	10

The Company issued 3,770,000 stock options during 2014. The weighted average grant date fair value per option in 2014 was $0.14.

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

At December 31, 2014, 2013 and 2012, the effect of all outstanding options and common stock warrants would have been anti-dilutive, due to the net loss incurred and accordingly only basic earnings per share is presented for all years.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

Fair Value of Financial Instruments

The book values of GST receivables, notes receivable, accounts payable and accrued expenses approximate their respective fair values due to the short-term nature of these instruments. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of:

December 31, 2014:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$4,482,926	$4,482,926

December 31, 2013:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$5,178,906	$5,178,906

We currently measure and report the fair value liability for warrants with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for warrants have been recorded as determined utilizing the Black-Scholes option pricing model. See Note 5 for further discussion of the inputs used in determining the fair value.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments.

New Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”) that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards did not or will not have a material impact on the Company’s consolidated financial statements upon adoption.

One June 10, 2014, the FASB issued Accounting Standards Update No. 2014-10 (ASU 2014-10), Development Stage Entities (Topic 915)” Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation, which removes all incremental financial reporting requirements from GAAP for development stage entities, including the removal of Topic 915 from the FASB Accounting Standards Codification. The presentation and disclosure requirements in Topic 915 will no longer be required for the first annual period beginning after December 15, 2014. The revised consolidation standards are effective as of May 31, 2014 and early adoption is permitted. The Company has elected to early adopt ASU 2014-10 and as a result the Company has revised its statements of operations, cash flows and equity to exclude reporting for the period from date of inception through December 31, 2014.

3.      SIGNIFICANT ACCOUNTING POLICIES - continued

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). ASU 2014-09 is intended to improve the financial reporting requirements for revenue from contracts with customers by providing a principle based approach. The core principle of the standard is that revenue should be recognized when the transfer of promised goods or services is made in an amount that the entity expects to be entitled to in exchange for the transfer of goods and services. ASU 2014-09 also requires disclosures enabling users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This standard will be effective for financial statements issued by public companies for annual reporting periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently evaluating the potential impact of ASU 2014-09 on the consolidated financial statements.

There are no other recently issued accounting pronouncements that are expected to have a material impact on our financial condition, results of operations or cash flows.

4.       NOTES RECEIVABLE, RELATED PARTIES

On December 27, 2013 the Company entered into an unsecured short-term note agreement for $65,814 ($70,000 Canadian) with a related party through common director. The note bears interest at the Bank of Canada prime rate plus 1%. The borrower may repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement.

For the year ended December 31, 2014 the Company advanced an additional $42,727 ($47,000 Canadian) under the short-term note agreements. The Company recognized $3,406 and $Nil in accrued interest income for the years ended December 31, 2014 and 2013, under the terms of the note agreements. The balance of the notes receivable, including accrued interest at December 31, 2014 was $104,096.

On November 13, 2014 and December 9, 2014 the Company entered into several unsecured short-term note agreements for an aggregate $60,582 ($69,000 Canadian) with a second related party (the Company and the related party have a common director). The notes bear interest at the Bank of Canada prime rate plus 1%. The borrower may repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement.

The Company recognized $231 and $Nil in accrued interest income for the years ended December 31, 2014 and 2013, under the terms of the note agreements. The balance of the notes receivable, including accrued interest, at December 31, 2014 was $59,697.

Further to all aforementioned note agreement(s), the Company retains the right to enter into an option agreement with the borrower for development rights on its oil sands leases in Alberta. Any outstanding balances payable under the note agreement(s) may be applied towards option payments owing, should the Company elect to exercise its right to enter into an option agreement. Management expects the notes receivable to be paid or converted to an option agreement within one year and has classified the notes as a current assets on the balance sheet.

5.       DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

5.       DERIVATIVE LIABILITIES continued

Balance, December 31, 2011	$484,777

Fair value of warrants issued in private placements	226,400
Change in fair value of derivative liabilities	1,620,319
Foreign exchange effect on derivative liability	11,493
Balance, December 31, 2012	2,342,989

Fair value of warrants issued in private placements	969,502
Exercise of warrants – reclassification to additional paid-in-capital	(117,069)
Change in fair value of derivative liabilities	2,216,119
Foreign exchange effect on derivative liability	(232,635)
Balance, December 31, 2013	5,178,906

Fair value of warrants issued in private placements	301,600
Exercise of warrants – reclassification to additional paid-in-capital	(110,049)
Change in fair value of derivative liabilities	(466,499)
Foreign exchange effect on derivative liability	(421,032)
Balance, December 31, 2014	$4,482,926

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,	December 31,	December 31,
	2014	2013	2012

Risk-free interest rate	1.01 to 1.79%	1.13 to 2.77%	1.21 to 1.80%
Expected life of derivative liability	1 to 8 years	1 to 10 yrs	2 to 10 yrs
Annualized volatility	147.1%	144.2%	201.4%
Dividend rate	0.00%	0.00%	0.00%

6.       OIL AND GAS PROPERTY INTERESTS

	2014 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,502,876	$37,347	$2,540,223
Geological and geophysical	353,289	12,645	365,934
Project management	939,721	–	939,721
Drilling	3,205,440	–	3,205,440
Assaying and analysis	116,347	–	116,347
Asset retirement obligations	104,104	–	104,104
Camp and field supplies	37,987	–	37,987
Travel and accommodation	114,210	–	114,210
Total expenditures	$7,373,974	$49,992	$7,423,966

6.       OIL AND GAS PROPERTY INTERESTS continued

	2013 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,654,733	$40,736	$2,695,469
Geological and geophysical	328,727	13,792	342,518
Project management	880,202	–	880,202
Drilling	3,493,340	–	3,493,340
Assaying and analysis	93,762	–	93,762
Asset retirement obligations	113,550	–	113,550
Camp and field supplies	41,433	–	41,433
Travel and accommodation	124,573	–	124,573
Total expenditures	$7,730,320	$54,528	$7,784,848

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $14,675
October 19, 2006	4	3,584	CDN $12,544 / USD $10,813
November 2, 2006	4	5,632	CDN $19,712 / USD $16,992
January 11, 2007	4	4,608	CDN $16,128 / USD $13,902
January 24, 2007	2	2,304	CDN $8,064 / USD $6,951
	17	20,992	CDN $73,472 / USD $63,332

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”).  The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease.  The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property is subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,545) until expiry on October 4, 2015. The Company can apply for continuation of the leases based on prior exploration and historical findings. The Government of Alberta will review each case on an individual basis, if approved the government will grant an extension, otherwise the lease will expire.

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

6.       OIL AND GAS PROPERTY INTERESTS - continued

The following table sets forth the Company’s future minimum lease payments for both the Peace River and Drowned oil and gas properties for the years ending December 31:

Year	Future Minimum Lease Payments
2015	$64,877
2016	63,332
2017	63,332
2018	63,332
2019	63,332
Thereafter	84,186
Total	$402,391

7.       ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property.  Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $138,048 at December 31, 2014 (2013 - $139,623), based on an undiscounted total future liability of $252,566 (CDN$293,000). These payments are expected to be incurred between 2015 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation.  Accretion expense of $10,545 (2013 – $10,487, 2012 - $7,500) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2014.

8.       RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Consulting Fees

Mr. Daems does not bill the Company for his services as President; however, a related party by common director has a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized an expense of $45,032 in 2014 (2013 - $53,304, 2012 - $26,582) as consulting fees under the agreement.

9.      SHARE CAPITAL

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

On August 6, 2012, the Company closed a private placement for a total of 2,500,000 units at $0.04 per unit for a total offering price of $100,000. Each unit consisted of one share of common stock of the Company also with one Class A, one Class B and one Class C Warrant, each exercisable for one share of common stock at an exercise price of $0.10, $0.20 and $0.30 commencing on August 6, 2013, 2014 and 2015 and expiring on August 6, 2022.

9.      SHARE CAPITAL continued

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

On October 26, 2012, the Company closed a private placement for a total of 440,000 units at $0.06 per unit for a total offering price of $26,400. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.09 for a period of four years commencing on October 26, 2013 and expiring on October 26, 2017

The Company classified the entire proceeds of $226,400 from private placements closed in 2012 as a derivative liability related to the warrants.

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

During the year ended December 31, 2014 the Company closed a series of private placements totaling 3,002,177 units at $0.09 to $0.12 per unit for total offering proceeds of $301,600. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.14 to $0.18 for a period of five years from the date of placement.

The Company classified the entire proceeds of $301,600 from these private placements as a derivative liability related to the warrants.

For the year ended December 31, 2014, 652,500 common share warrants were exercised at exercise prices of $0.09 to $0.15 for total proceeds of $69,600. Upon exercise, the fair value of these liability instruments of $110,049 was re-classified from liability to additional paid in capital. See Note 5.

9.      SHARE CAPITAL – continued

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

	2014	2013	2012
Net income (loss) for the year	$(283,101)	$(2,798,169)	$(1,856,790)

Weighted average common stock basic	87,191,251	80,057,824	71,340,773
Effect of options	–	–	–
Effect of warrants	–	–	–
Diluted	87,191,251	80,057,824	71,340,773

At December 31, 2014, 2013 and 2012, the effect of the Company’s outstanding options and warrants would have been anti-dilutive. Accordingly, only basic income per common share is presented for all years.

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

Activity under the 2006 Plan is summarized as follows:

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance, December 31, 2011	6,100,000	600,000	$1.14
Granted	(1,400,000)	1,400,000	0.16
Cancelled	–	–	–
Balance, December 31, 2012	4,700,000	2,000,000	0.46
Granted	–	–	–
Forfeited	1,000,000	(1,000,000)	0.17
Balance, December 31, 2013	5,700,000	1,000,000	0.73
Granted	(3,770,000)	3,770,000	0.17
Forfeited	–	–	–
Balance, December 31, 2014	1,930,000	4,770,000	$0.29

Balance exercisable, December 31, 2014		3,670,000	$0.30

10.      STOCK OPTION PLANS continued

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2014:

Range of Exercise Prices	Number of Options Outstanding	Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number of Options Currently Exercisable
$0.07	200,000	7.53	$0.07	200,000
$0.13	25,000	5.92	$0.13	25,000
$0.14	2,870,000	9.18	$0.14	2,870,000
$0.20	25,000	5.92	$0.20	25,000
$0.25	1,100,000	9.84	$0.25	-
$0.40	25,000	5.92	$0.40	25,000
$0.60	25,000	5.92	$0.60	25,000
$0.61	200,000	2.22	$0.61	200,000
$0.74	100,000	3.56	$0.74	100,000
$2.29	200,000	1.56	$2.29	200,000
	4,770,000			3,670,000

The aggregate intrinsic value of stock options outstanding at December 31, 2014 was $45,200 (2013 - $31,250, 2012 - $17,000) while the aggregate intrinsic value of stock options exercisable at December 31, 2014 was $45,200 (2013 - $23,250, 2012 - $Nil). No stock options were exercised in 2014, 2013, or 2012.

The following table summarizes information concerning unvested common stock options under the 2006 Plan at December 31, 2014:

	Number of Unvested Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value

Unvested at December 31, 2011	50,000	$0.13	$0.37
Granted	1,400,000	0.16	0.07
Vested	(25,000)	0.40	0.12

Unvested at December 31, 2012	1,425,000	0.17	0.07
Vested	(225,000)	0.13	0.07
Forfeited	(100,000)	0.14	0.07

Unvested at December 31, 2013	200,000	0.14	0.11
Granted	3,770,000	0.17	0.17
Vested	(2,870,000)	0.13	0.14

Unvested at December 31, 2014	1,100,000	$0.25	$0.23

As of December 31, 2014, there was $133,819 (2013 – $12,016, 2012 - $115,900) of total unrecognized compensation cost related to all unvested options granted and outstanding. This unrecognized compensation cost is expected to be recognized over a weighted average period of approximately 2 years.

During the year ended December 31, 2014, the Company recorded consulting fees of $421,923 (2013 – $80,080; 2012 – $40,826) in the statement of operations related to stock options granted to non-employees during the year.

The Company issues new shares when options are exercised.

11.      WARRANTS

Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2011	16,413,885	$0.23
Warrants issued	10,231,667	0.10
Warrants expired	(3,395,555)	0.23
Balance, December 31, 2012	23,249,997	0.27
Warrants issued	13,772,296	0.16
Warrants exercised	(625,000)	0.06
Warrants expired	(500,000)	2.19
Balance, December 31, 2013	35,897,293	0.20
Warrants issued	3,002,177	0.15
Warrants exercised	(652,500)	0.08
Warrants expired	(1,900,000)	0.20
Balance, December 31, 2014	36,346,970	$0.20

The following table lists the common share warrants outstanding at December 31, 2014.  Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Average Exercise Price	Expiry Year *
7,668,330	7,668,330	$0.20	2016
4,616,667	4,616,667	$0.36	2017
9,809,796	9,809,796	$0.14	2018
3,002,177	-	$0.15	2019
7,500,000	7,500,000	$0.20	2022
3,750,000	3,750,000	$0.20	2023
36,346,970	33,344,793

* On October 31, 2014 the Board of Directors resolved to offer an extension to the exercise period for certain warrants for a period of up to 2 years from their original expiration date. The warrant holders who completed the warrant extension agreement had the expiration date extended as specified in the agreement. Warrant holders that did not elect to have their warrants extended were allowed to expire. There was no additional cost associated with the extension as the change in the value of the warrants is recognized through the change in the fair value of the derivative liability on the face of the statements of operations.

12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2014	2013
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$956,000	$1,124,700
Capital losses	5,000	5,000
Office equipment	12,500	12,500
Oil and gas properties	2,133,900	2,001,600
Asset retirement obligation	63,000	52,300
	3,170,400	3,196,100
Valuation allowance	(3,170,400)	(3,196,100)
Net deferred tax asset	$–	$–

12.      INCOME TAXES continued

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2014, the Company had available to offset future taxable income and net Canadian operating loss carry-forwards of approximately $3.8 million. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $8.0 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2014, 2013 and 2012, changes in valuation allowance was ($25,700), $126,500 and $54,500, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax loss as a result of the following differences:

	2014	2013	2012
Statutory federal income tax rate	(25%)	(23%)	(25%)
Change in valuation allowance	1%	(9%)	(5%)
Non-deductible stock-based compensation	(149%)	3%	1%
Non-deductible change in fair value of derivative liability	165%	32%	30%
Non-deductible accretion expense	4%	–%	–%
Effect of foreign exchange	2%	(1%)	1%
Effect of change in income tax rate	2%	(2%)	(2%)
	–%	–%	–%

The Company has evaluated its tax positions for the years ended December 31, 2014, 2013 and 2012 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2014, 2013 or 2012.

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

14.      SUBSEQUENT EVENTS

Subsequent the year end the Company closed private placements for a total of 1,811,000 units for an aggregate total offering of $169,990. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable beginning on the one year anniversary date of the placement, for one share of common stock for a period of four years and expiring in 2019.

In March 2015 the Company advanced an additional $17,047 (Canadian $21,500) to a related party under the short term note agreements referenced in Note 4 to these financial statements.

