Form 20-F
period 2015-12-31
STRATA OIL & GAS, INC.
filed 2016-05-16
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: The registrant has one class of Common Stock with 91,694,183 shares outstanding at December 31, 2015 and April 30, 2016. No preferred shares are issued and outstanding.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2015

TABLE OF CONTENTS

Oil and Gas Glossary
Introduction

Part I

Item 1.	Identity of Directors, Senior Management and Advisers	3
Item 2.	Offer Statistics and Expected Timetable	3
Item 3.	Key Information	3
Item 4.	Information on the Company	10
Item 4A.	Unresolved Staff Comments	15
Item 5.	Operating and Financial Review and Prospects	16
Item 6.	Directors, Senior Management and Employees	23
Item 7.	Major Shareholders and Related Party Transactions	26
Item 8.	Financial Information	27
Item 9.	The Offer and Listing	27
Item 10.	Additional Information	28
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 12.	Description of Securities Other Than Equity Securities	34

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	34
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	34
Item 15.	Controls and Procedures	34
Item 16.	Reserved
Item 16A.	Audit Committee Financial Expert	35
Item 16B.	Code of Ethics	37
Item 16C.	Principal Accountant Fees and Services	37
Item 16D.	Exemptions from the Listing Standards for Audit Committees	36
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	37
Item 16F.	Change in Registrants Certifying Accountant	38
Item 16G.	Corporate Governance	38

Part III

Item 17.	Financial Statements	38
Item 18.	Financial Statements	38
Item 19.	Exhibits	38

Signature Page		39

Certifications

i

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2015	2014	2013	2012	2011
Revenue	$–	$–	$–	$–	$–
Expenses	283,731	753,287	574,609	241,995	177,252
Other income (expense), net	3,037,324	470,186	(2,223,559)	(1,614,795)	1,806,507
Net income (loss)	$2,753,593	(283,101)	(2,798,169)	$(1,856,790)	$1,629,255

Basic income (loss) per common share:	$0.03	$(0.00)	$(0.04)	$(0.03)	$0.02
Diluted income (loss) per common share:	$0.03	N/A	N/A	N/A	$0.02
Basic weighted average number of common shares outstanding (in millions)	92.2	87.2	80.1	71.3	68.8
Diluted weighted average number of common shares outstanding (in millions)	91.6	N/A	N/A	N/A	69.2

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2015	2014	2013	2012	2011

Cash and cash equivalents	$2,541	$118,873	$440,612	$134,125	$217,504
Other current assets	1,164	176,806	72,199	5,222	23,827
Deposits	116,806	133,745	121,870	123,634	116,172
Property and equipment, net	–	–	–	–	1,361
Oil and gas property interests	6,237,026	7,423,966	7,784,848	8,195,885	7,901,703
Total assets	6,574,998	7,853,390	8,419,529	8,458,866	8,260,567
Current liabilities	1,175,810	4,564,235	5,180,432	2,377,418	541,947
Asset retirement obligations	128,301	138,049	139,623	138,129	127,688
Additional paid-in capital	21,975,988	21,905,643	21,304,071	21,069,422	21,028,596
(Accumulated deficit) retained earnings	(16,193,263)	(18,946,856)	(18,663,755)	(15,865,586)	(14,008,796)
Accumulated other comprehensive income	(533,352)	192,319	459,158	739,483	571,132
Total liabilities and stockholders’ equity	6,574,998	7,853,390	8,419,529	8,458,866	8,260,567

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2015, 2014, 2013, 2012 and 2011, and the average rates for the period and the range of high and low rates for the period. The data for March 2016 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2015 was CDN $1.38 per U.S. $1.00.

The exchange rate as of April 30, 2016 was CDN $1.25 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2016	1.35	1.30
February, 2016	1.40	1.35
January, 2016	1.46	1.40
December, 2015	1.40	1.34
November, 2015	1.34	1.31
October 2015

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2015	1.28
For the twelve months ended December 31, 2014	1.10
For the twelve months ended December 31, 2013	1.03
For the twelve months ended December 31, 2012	1.00
For the twelve months ended December 31, 2011	0.99

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

4.           We are heavily dependent on Trevor Newton, our CEO and President. The loss of Mr. Newton, whose knowledge, leadership and technical expertise upon which we rely, would harm our ability to execute our business plan.

Our success depends heavily upon the continued contributions of Trevor Newton, whose knowledge, leadership and technical expertise would be difficult to replace. Our success is also dependent on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. We do not maintain any key person insurance on Mr. Newton or any of our officers and directors. If we were to lose his services, our ability to execute our business plan would be harmed and we may be forced to cease operations until such time, if ever, we could hire a suitable replacement for Mr. Newton.

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

Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations may also result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could result in a material adverse effect on our financial condition and results of operations which could potentially force us to cease our business operations.

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

12.           Our auditors’ opinion on our December 31, 2015 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $16,193,263 as of December 31, 2015. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

We are considered a "foreign private issuer" under the Securities Act of 1933, as amended. As a foreign private issuer, we will not have to file quarterly reports with the SEC nor will our Directors, Officer and 10% stockholders be subject to Section 16 of the Exchange Act. As a foreign private issuer, we will not be subject to the proxy rules of Section 14 of the Exchange Act. Furthermore, Regulation FD does not apply to non-U.S. companies and will not apply to us. Accordingly, you may not be able to obtain some of the information about us that you could obtain if we were not a “foreign private issuer.”

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

BUSINESS DESCRIPTION

The Company currently has interests in oil sands properties located in the Peace River oil sands region in Northern Alberta, Canada.

The Company is currently engaged in the acquisition, exploration and if warranted and feasible development of heavy oil projects in the Peace River oil sands region. However, there is no assurance that a commercially viable oil project will be developed on any of its land holdings. Further analysis and testing is required before a final evaluation as to the economic and technical feasibility of the projects is determined.

As of December 31, 2015 the Company currently has interests in oil sands properties located in the Peace River oil sands region of Northern Alberta, Canada consisting of 17 leases covering 20,992 hectares in the Peace River oil sands region.

MATERIAL EFFECTS OF GOVERNMENT REGULATION

The Crown owns and controls the mineral and hydrocarbon rights on Alberta lands, and therefore the development, production and sale of oil in Alberta is subject to the laws and regulations of the Crown. The Crown makes available these rights on a lease basis, and therefore the oil sands leases held by the Company are on lands which are owned by the Crown and controlled by its agency, the Alberta Energy Regulator (AER). In order to maintain its oil sands leases, the Company must make significant expenditures on an annual basis to the Crown and also comply with its regulations. Matters subject to regulation include but are not limited to:

•	location and density of wells
•	obtaining permits for drilling and production
•	accounting for and payment of royalties on production to the Crown
•	transportation of oil
•	operation of wells
•	reporting of technical details to the Crown
•	taxation

Under the Crown’s laws and regulations, the Company could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations could result in the suspension or termination of our operations and subject us to penalties. Moreover, these laws and regulations could change in ways that substantially affect our costs. Accordingly, any liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse affect on our financial condition and results of operations which could potentially force us to cease our business operations.

SEASONALITY, DEPENDENCY UPON PATENTS, LICENSES, CONTRACTS, PROCESSES, SOURCES AND AVAILABILITY OF RAW MATERIALS

Certain of the Company’s properties are in remote locations and subject to significant temperature variations and changes in working conditions. It may not be possible to actively explore the Company’s properties in Alberta throughout the year due to changes in the weather. If exploration is pursued during certain seasons of the year, the Company may incur additional costs to address issues relating to weather.

Shortages or an increase in the cost of operational services including drilling rig services, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct operations may increase, which may lead to increases in associated costs, including those related to operational services. Increased drilling activity in these areas may also decrease the availability of operational services. We do not have any contracts with providers of operational services and therefore we may not be able to obtain these services when we need them. Therefore, our operational costs may increase and necessary equipment and services may not be available to us at current prices.

COMPETITION

The oil industry is intensely competitive and subject to rapid change. We compete with many exploration and production companies which have significantly greater personnel, financial, managerial, and technical resources. This competition from other companies with greater resources impacts our ability to compete successfully in the industry.

C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

D. Property, Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our corporate offices are located at 10010 - 98 Street, PO Box 7770, Peace River, Alberta T8S 1T3. We believe that the facilities will be adequate for the foreseeable future.

OIL SANDS LEASES

The Company currently has an interest in 17 oil sands leases covering 20,992 hectares in the Peace River oil sands region of northern Alberta, Canada.

Oil Sands Background

“Oil Sands” refers to either unconsolidated, bitumen-saturated sands or bitumen-saturated carbonate-rock. Bitumen refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions. As a result, it cannot be recovered from a conventional well the way lighter oil is most often produced. The oil sands in Alberta are contained in three major areas in Alberta.

According to the Alberta Energy Regulator (AER), Alberta's oil sands are the third-largest proven crude oil reserve in the world, with total reserves of 166 billion barrels, and total current production of more than 2 million barrels per day.

These deposits contain a significant amount of oil but only in recent decades has commercial production become economic. Extraction of oil from oil sands requires the input of significant amounts of thermal energy or other technology. There are two main types of oil sands production methods: surface mining and in-situ. Surface mining is accomplished using an open pit operation whereby the oil sands are excavated and trucked to a processing facility. For oil sands reservoirs too deep to support surface mining, a technique known as in-situ recovery is utilized. In-situ production recovers the oil through a well, and utilizes thermal energy or other technologies to reduce the viscosity of the bitumen to allow it to flow to the well bore. There are some oil sands reservoirs where primary or “cold” production is possible. The oil in these reservoirs is light enough to flow to the well without thermal treatment, utilizing either vertical or horizontal wells.

Carboniferous Oil Sands

Carbonate oil sands, or carbonate-hosted bitumen, are unconventional resources that remain almost untapped. While much is known about Alberta’s vast sands-hosted bitumen resources, less is understood about a bitumen resource of similar magnitude which is hosted in carbonate rock directly beneath the sands. According to a report by Petroleum Technology Alliance Canada (PTAC), 26% of Alberta’s bitumen resources are contained in carbonate rather than sand formations. They are located in a roughly triangular 70,000 square-kilometer area of Alberta informally known as the Carbonate Triangle. The basic difference between sands and carbonates is that the former is bitumen mixed with unconsolidated sand, which can be either mined or produced from wells, whereas the latter is bitumen in carbonate rock. Currently, only pilot production of carbonate-hosted bitumen has taken place.

The Company has focused a portion of its efforts on the exploration and development of carbonate-hosted bitumen rather than just focusing on sand-hosted bitumen. The Company believes Alberta’s carbonate-hosted bitumen reservoirs represent an enormous and relatively untapped resource. The optimal means for producing bitumen from carbonates is still being studied, and there is unlikely to be a single Alberta-wide strategy for production. Cold production may be possible in some areas although in most cases production will require an in-situ treatment. Various technologies have been tested including similar technologies to those employed in the oil sands (cyclic steam, SAGD, and solvents.). There are several techniques which may prove to be effective. The Company is in the process of determining the most efficient means of producing bitumen from our projects.

Planned Work by the Company for 2016

The Company plans to continue focusing its resources on the analysis and development of its Peace River properties

PEACE RIVER OIL SANDS LEASES

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the Province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Properties”). All of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the Crown the bid price and enters into a formal lease agreement. The bid price includes the first year’s minimum annual lease payments. The specific transactions entered into by the Company are as noted below.

Date	Number of Leases	Land Area (Hectares)	Annual Minimum Lease Payments

June 15, 2006	3	4,864	CDN $17,024 / USD $12,301
October 19, 2006	4	3,584	CDN $12,544 / USD $9,064
November 2, 2006	4	5,632	CDN $19,712 / USD $14,243
January 11, 2007	4	4,608	CDN $16,128 / USD $11,653
January 24, 2007	2	2,304	CDN $8,064 / USD $5,827
	17	20,992	CDN $73,472 / USD $53,087

The Peace River Properties consist of a total of 20,922 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River, in both the Cadotte Lake area and also the Reno area.

Peace River Projects

The Peace River properties (hereinafter referred to as “Cadotte West”, “Cadotte Central”, “Cadotte East”, the “Cadotte Leases” and the “Reno Leases”) was comprised of 17 oil sands leases with the Government of the Province of Alberta, Canada.  All of the leases are for an initial 15-year term (and may then be converted to non-expiring leases) and require minimum annual lease payments to the Crown Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease.

Regional Geology

The Peace River Cretaceous clastic reservoir consists of a complex stratigraphy similar in nature to the Athabasca Deposit to the east. These are thought to comprise estuarine systems where the best reservoirs are contained in tidal inlet and barrier sands. Secondary reservoir targets may be tidal delta, bayhead delta, tidal channel, and tidal flat sands. The Peace River Carboniferous reservoir consists of platform sediments with relatively few reef building organisms. Structurally, the Peace River strata dip to the southwest and the elevation of the bitumen-bearing interval lies between 50 and 100 meters below sea level or at a depth of between 680 to 790 meters below the surface.

Property Geology (Cadotte Leases)

Strata has focused its efforts on the bitumen and heavy oil resources contained in the Debolt/Elkton carbonate Carboniferous Formation and the Bluesky/Gething clastic Cretaceous Formation in the Cadotte and Reno areas.

The nature of the geology of the carbonate sequence in the Cadotte area has a significant influence on the distribution of the bitumen resource. The principal reference source for this section is the Alberta Research Council’s publication, “Geological Atlas of the Western Canada Sedimentary Basin”. The sequence that hosts the bitumen deposits is the Rundle Group of Lower Carboniferous age. The Rundle Group in this area includes three stratigraphic units which, in ascending order, are the Pekisko, Shunda and Debolt Formations. From place-to-place the Debolt Formation may also include another distinct unit, the Elkton Member. In the Cadotte area, the Elkton Member is usually present, as long as the overlying unconformity with the Cretaceous sequence has not eroded the entire Debolt Formation sequence. Although there are many intervals that are bitumen enriched in the Rundle sequence in the Cadotte area, the principal enrichment zones occur in the Elkton Member, the upper half of the Debolt but usually not right at the top of the formation and, to a lesser extent, in the Shunda Formation. The high grade zones of enrichment are those that occur in the Elkton Member and the Debolt Formation.

A Cretaceous clastic sequence that includes the Gething and Bluesky Formations at the base, unconformably overlies the Carboniferous rocks in this area. All the beds dip gently to the west with those lying below the unconformity having a somewhat greater dip than those above it. This causes the sequence below the unconformity to be eroded to a greater degree to the east and to be less complete, compared with the west. These westerly dips may be the result of post-depositional tectonic events and may not reflect the original orientation of the accumulation of sediment. The Carboniferous sequence of the Rundle assemblage is believed to have accumulated as a result of a series of prograding events that developed in a southerly to southwesterly direction.

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

It is also noteworthy that the bitumen enrichment is strongly influenced by the bedded nature and continuity of the sediments. It is readily possible in many cases to show the same details of the enriched sequence in adjacent wells even when they are spaced a kilometer or more apart. This has a strong impact on the selection of data separation distances for the classification of resources; in this sequence an equivalent assurance of existence is achieved with much wider spacing of wells than that used in the classification of bitumen resources for the Cretaceous surface mineable oil sands deposits near Fort McMurray in the Athabasca region of Alberta.

Previous Work

During the winter drill season of 2006 – 2007, Strata drilled four wells on the Cadotte leases. Three of these wells were within the Cadotte Central Target Area and one was in the Cadotte East leases. All of the wells were drilled and cored. Three wells were drilled with cores in the Cadotte Central Target Area, two of which were cased allowing for production testing with the ability to re-enter these wells for future testing. The other well was abandoned due to drilling fluid losses during drilling which did not allow the well to be cased for testing in the future. The fourth well drilled in the Cadotte East location was cored and cased. Due to natural gas flowing from the well, to which the Company did not have the rights, additional borehole tests were not conducted. The cores of all of these wells were tested and examined in a laboratory in Calgary. The results of these tests were that cold production was not viable. However, the results indicated that the bitumen would flow at approximately 85°C. These results will allow the Company to explore different means of extraction in addition to steam.

Former leaseholders have drilled wells on and around the Company’s Cadotte and Reno areas. Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs. With respect to available drilling data, the leases of the Cadotte area are drilled at an average spacing of one well per section. However, not all of these existing wells were drilled to investigate the sequence located on the Company’s Cadotte leases. The effective average spacing with wells that have penetrated the Carboniferous sequence is approximately 0.8 wells per section. This spacing is from twenty-three wells on or immediately adjacent to the leases. There are an additional two hundred nineteen wells in the surrounding area, the data from which has also been referenced and inspected by the Company to assist with its evaluation of the Cadotte leases.

However, the quality of the data from the wells of different vintage is quite variable. Several of the wells were drilled in the 1950’s. The drilling records and logs for these wells are sometimes poor or absent or they may be less complete than those of more recently drilled wells. A database search was done to identify higher quality data which was restricted to wells drilled since 1970 and this, plus the new Strata wells was used as the primary reference data. A total of eighteen wells of this vintage are located on or immediately adjacent to the Cadotte lease blocks. The well log data from these wells is the primary source of information on the leases available for Strata’s evaluations but this is supplemented by high quality data from a further thirty-nine more distant wells in the area.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. The Company has no proved reserves at this time.

Cadotte Central and Cadotte West

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007, and engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases. Subsequently Strata completed the following technical reports relating to these leases:

Evaluation of In-Place Bitumen Resources – Cadotte Central Leases (August 16, 2007) [Norwest]

Preliminary Feasibility Study of the Cadotte Central Leases (February 29, 2008) [Norwest Questa]

Pilot Projects: Carbonate-Hosted Bitumen Deposits in Alberta (July 17, 2008 [Norwest]

Cadotte Central Resource Reclassification (Upgrade) (April 28, 2010) [Norwest]

Evaluation of Bitumen Resources Cadotte Central and West Leases (May 10, 2013) [Norwest]

These studies were designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in Volume 1, of the Canadian Oil and Gas Evaluation Handbook (“COGEH”) at the time they were authored. However, since that time COGEH standards have been modified and therefore Strata is no longer permitted to disseminate the contents of these reports under Canadian Securities Regulations.

In the United States, registrants, including foreign private issuers like us, are required to disclose proved reserves using the standards contained in Rule 4-10(a) of the United States Securities and Exchange Commission’s (“SEC”) Regulation S-X. The Company has no proved reserves at this time.

Subsequent to these studies, Strata completed additional analyses including a study entitled “Debolt Core Description and Interpretation” by Dr. Hans G. Machel, and also a seismic study by Norwest entitled “Seismic Study of Cadotte Leases” to evaluate the Cadotte West property for heavy-oil recovery using cold production.

The latter study utilized existing well and seismic data and focused on different physical properties and technical aspects related to the identification of pools and fields on Strata’s Cadotte West lands. The initial interpretation of the geological structure at Cadotte West resulted in the identification of cold production targets which were then validated by seismic data. The Company's technical team subsequently identified multiple drilling locations in order to test the extent to which the Bluesky Formation at Cadotte West has the fluid properties which permit the use of primary production methods.

In late 2014, Strata commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property The Company engaged specialized third party service provider(s) to assist with the development of a drill program which included the submission of an Oil Sands Exploration plan, the ("OSE") to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, stake holders and first nation consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program.

Planned Work by the Company for 2016

When adequate funding can be assembled Strata intends to proceed with its drill exploration program and identified targets to test for cold production. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through equity in the form of private placements and warrant exercises. In addition, we continue to work with potential partners to discuss potential funding arrangements which could facilitate the furtherance of our drill program.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2015, 2014 and 2013. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2015	2014	2013
Expenses	$283,731	$(753,287)	$(574,609)
Other income (expenses)	3,037,324	470,186	(2,223,559)
Net income (loss)	2,753,593	(283,101)	(2,798,169)
Earnings per share from continuing operations, basic	$0.03	$(0.00)	$(0.04)
Earnings per share from continuing operations, diluted	0.03	N/A	N/A
Basic weighted average common shares outstanding (in millions)	91.2	87.2	80.1
Diluted weighted average common shares outstanding (in millions)	91.6	N/A	N/A

Year ended December 31, 2015 compared to the year ended December 31, 2014

RESULTS OF OPERATIONS

In 2015, the Company focused its efforts on further exploration and permitting for drilling on its Cadotte West leases. Resources were deployed to follow up and move forward with the development potential of our leases by engaging third party service providers to provide additional technical information and the necessary data to assist with the Oil Sands Exploration (OSE) application process. The Company moved forward on planned initiatives as follows:

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

During the year ended December 31, 2015, the Company had a net income of $2,753,593 compared to a net loss from operations of $283,101 for the year ended December 31, 2014, an increase of $3,036,694. Not including the non-cash changes in fair value derivative liability gain of $3,006,205 (2014 – gain of $466,499), expenses for the period decreased $469,556 to $283,731 for the year ended December 31, 2015 from $753,287 in 2014 primarily due to an decrease in consulting fees of $455,388 which includes expense for stock options issued to consultants during the year. Consulting fees in 2014 include $421,923 in stock compensation expense due to the grant of an aggregate 3,770,000 options which were issued to consultants to provide further incentive to perform and contribute to the long-term growth of the Company. The stock option grants were vested upon grant and all the expense was recognized at that time. Net of the non-cash consulting fees from the grant of stock options, expenses decreased $380,078 to $41,845 in 2015 compared to $421,923 in 2014. The Company also experienced a decrease in professional fees of $55,504. In 2014 the Company’s work towards becoming a reporting issuer in Canada and realized an increase in consulting fee associated with effort. The Company also experienced a decrease in office and sundry expenses of $9,472, as a result of the Canadian reporting issuer efforts complete in the prior year. The decrease in operating expenses was offset by a $45,355 loss recognized on disposal of oil and gas properties related to the expiration of the Company’s single lease in the Peace River formation.

For the year ended December 31, 2015, the Company recorded a gain on the change in fair value of derivative liability of $3,006,205 (2014 – gain $466,499). This item is a non-cash item and was recorded in accordance with ASC 815. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. The Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2015 or 2014. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

LOSS FROM OPERATIONS

The Company recognized a loss from operations of $2,753,593 for the year ended December 31, 2015 compared to a loss from continuing operations in 2014 of $283,101, an increase in net income of 3,036,694. Excluding the non-cash change in derivative liability, expenses for 2015 decreased primarily due to stock options expense for options issued to consultants during the year.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) is a gain of $3,006,205 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability and the exercise of outstanding warrants, as at December 31, 2015 compared to December 31, 2014. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2015 compared to 2014. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company recorded a loss on the change in the derivative liability in the amount of $2,216,119 at December 31, 2013. The Company determined the fair value of the derivative liability to be $1,153,491 as of December 31, 2015 based on an acceptable valuation model.

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

LOSS CONTINUING OPERATIONS

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2015	2014	2013
Cash and cash equivalents	$2,541	$118,873	$440,612
Working capital (deficit)	(1,172,105)	(4,268,555)	(4,667,621)

Net cash provided by (used in)
Operating activities	(214,127)	(247,614)	(524,549)
Investing activities	(120,949)	(425,989)	(179,357)
Financing activities	248,114	371,200	1,007,002

As of December 31, 2015, we had $2,541 in cash, a decrease of $116,332 from December 31, 2014. The decreased cash balance is primarily due to a decrease in the number of private placement offerings executed in 2015 compared to 2014. Management estimates that the Company will require approximately $525,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2016. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2016 our most significant capital requirement is expected to be associated with the commencement of our drill program and recent “OSE”. We cannot proceed with our drill program until we secure adequate funding to initiate the program, which, we have estimated $1,000,000 as an initial baseline for this purpose. Going forward we expect the short and long term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash used in operating activities during the twelve months ended December 31, 2015 was $214,127 compared to $247,614 in 2014. The decrease in cash used in operating activities was primarily due to a decrease in operating expense during 2015 compared to 2014. Operating expense decreased by $469,556 due a decrease in consulting fee associated with reduced stock option grants in 2015 compared 2014 and a decrease in professional fees associated with the completing of the Company’s registration with Canadian securities authorities.

Cash used in investing activities for 2015 was $120,949 compared to cash used in investing of $425,989 in 2014. The Company spent $4,996 on deposits to the Alberta Energy trust compared with $23,892 in the prior year. The Company also spent $61,534 on payments to the Province of Alberta to maintain the Company’s property leases, compared to $78,882 in 2014. Capitalized exploration and evaluation expenditures on the Company’s oil and gas properties totaled $751 compared to $219,904 in 2014. The Company also spent $53,668 on advances under notes receivable, to related parties in 2015 compared with advances of $106,946 in 2014.

The Company generated net cash inflows from financing activities of $248,114 compared to $371,200 in 2014. The Company raised $241,504 in funds from a series of private placements and stock subscriptions executed during 2015 and $6,610 in borrowings under short term note agreements with related proceeds. Total borrowings of $13,835 under the note payable agreements were offset by repayment of $7,225. In 2014 the Company raised $301,600 in proceeds from private placements completed during the year and $69,600 in proceeds from the exercise of warrants. See Note 9 to the financial statements for more information.

We had cash of $2,541 as of December 31, 2015. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$225,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$300,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses;

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2015 and 2014 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2015.

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

Government Policies

We are subject to regulations of the Government of Canada and the Government of Alberta and British Columbia. Such regulations may relate directly and indirectly to our operations including production, marketing and sale of hydrocarbons, royalties, taxation, environmental matters and other factors. There is no assurance that the laws relating to our operations will not change in a manner that may materially and adversely affect us, however, there has been no material impact on us from changes in such laws in the past three fiscal periods.

C. Research and development, patents and licenses, etc.

See Item 4.B. “Business Overview”.

D. Trends Information

There are no known trends other than those previously disclosed in this report.

E. Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of December 31, 2015 and December 31, 2014 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2015.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	282,913	53,087	159,260	70,566	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$282,913	$53,087	$159,260	$70.566	$–

The Peace River Project is currently comprised of 17 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $53,087 (CDN $73,742). The leases are fifteen-year leases that expire beginning June 11, 2021 through January 20, 2022.

At December 31, 2015, the Company had trade payables and accrued liabilities of $22,319. All of these obligations are due in less than one year.

At December 31, 2015, the Company had a derivative liability of $1,153,491 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, which makes changes to both the variable interest model and the voting model, affecting all reporting entities involved with limited partnerships or similar entities, particularly industries such as the oil and gas, transportation and real estate sectors. In addition to reducing the number of consolidation models from four to two, the guidance simplifies and improves current guidance by placing more emphasis on risk of loss when determining a controlling financial interest and reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE. The requirements of the guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per share (or Its Equivalent), which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy. The update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Trevor Newton (1)	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	May 22, 2014

Michael Ranger	Director	July 11, 2012

(1)

Mr. Newton was appointed as Chairman of the Board on May 22, 2014 and was appointed

President, Chief Executive Officer, Chief Financial Officer, Secretary and Director on June 25, 2015. Ron Daems simultaneously resigned as President, Chief Executive Officer, Chief Financial Officer, Secretary and Director.

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

B. Executive Compensation

The following table shows compensation paid to the directors and members of its administrative, supervisory or management bodies of the Company for the most recently completed financial year.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton(1)	Director – Chairman, President, CEO Secretary	2016	–	–	–	–	–	–	$12,221
		2015	–	–	2,000,000	–	–	–	–
Ron Daems (2)	Director, President, CEO, Secretary	2016	–	–	-	–	–	–	$16,282
		2015	–	–	500,000	–	–	–	$45,032
Michael Ranger	Director	2015	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.
(2)	Ron Daems was appointed President, Chief Executive Officer, Secretary and Director on July 19, 2010 and resigned on June 25, 2015. Mr. Daems does not bill the Company for these services, however, he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2015, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $12,221 as consulting fees for the year end December 31, 2015 under the agreement. The agreement does not provide for termination benefits of any kind.

Mr. Daems, is a former officer and director that still consults with the Company and has a service agreement with the Company to assist with the identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s business plan. The Company recognized $16,282 as consulting fees for the year ended December 31, 2015 under the agreement. The agreement did not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2015 or during the 2014 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of May 17, 2016. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued % (1)	Options

All Executive Officers and Directors as a Group	16,710,746	18.26%	3,300,000

Trevor Newton(2)	16,669,746	18.18%	2,000,000
Ron Daems(3)	41,000	.05%	500,000
Michael Ranger(4)	–	–	800,000

(1)	Based on 91,694,183 shares of common stock issued and outstanding as of May 17, 2016.
(2)	Mr. Newton was awarded 2,000,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014 and are fully vested.
(3)	Mr. Daems was awarded 500,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014 and are fully vested.
(4)	Dr. Michael Ranger was awarded 200,000, 200,000, 200,000 and 200,000 stock options to purchase common shares of the Company at an exercise price of $2.285, $0.61, $0.07 and $0.14 on July 21, 2006, March 19, 2008, July 11, 2012 and July 11, 2012, all which are fully vested.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders.

The table below indicates the share ownership as of May 17, 2016 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	16,669,746	18.18

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On April 30, 2016, the Company had one hundred seventy-one (171) registered shareholders holding 91,694,183 shares. Of these, one hundred thirty three (133) registered shareholders holding 12,655,506 common shares have addresses in the United States.

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

Audited Financial Statements:

Fiscal years ended December 31, 2015 and 2014.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2015	$0.15	$0.03
2014	$0.35	$0.11
2013	$0.31	$0.11
2012	$0.15	$0.05
2011	$0.38	$0.08

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2015	Fourth Quarter of 2015	$0.09	$0.03
	Third Quarter of 2015	$0.14	$0.06
	Second Quarter of 2015	$0.16	$0.08
	First Quarter of 2015	$0.14	$0.08

2014	Fourth Quarter of 2014	$0.26	$0.11
	Third Quarter of 2014	$0.35	$0.14
	Second Quarter of 2014	$0.18	$0.13
	First Quarter of 2014	$0.20	$0.12

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price	Low Price
November 2015	0.06	0.04
December 2015	0.05	0.02
January 2016	0.05	0.03
February 2016	0.05	0.02
March 2016	0.06	0.02
April 2016	0.05	0.03

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2016, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.30. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2015, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected. In connection with the assessment described above, management concluded the Company does not have control deficiencies that represent material weaknesses as of December 31, 2015.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2015, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2015 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2015, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

AUDIT COMMITTEE INFORMATION

The mandate of the Audit Committee is set forth in Appendix "A" attached hereto.

Composition of the Audit Committee

The Audit Committee is currently comprised of Trevor Newton (Chairman) and Dr. Michael Ranger, all of whom are financially literate under National Instrument 52-110 - Audit Committees (“NI 52-110”). Dr. Ranger is independent under NI 52-110. Mr. Newton is not considered independent under NI 52-110 as he serves as an executive officer of the Company.

The Corporation acknowledges that the composition of the Audit Committee does not currently comply with the requirements of NI 52-110.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Trevor Newton

Mr. Newton has assisted private and public companies in their financing, project acquisition, and development for 18 years. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

Michael Ranger

Dr. Ranger is an independent petroleum consultant and is a director of Canadex Resources Ltd. Dr. Ranger has a prolific career providing services to an array of the world's largest oil companies. Dr. Ranger has a Ph.D. in Petroleum Geology from the University of Alberta, a MSc. Degree in Sedimentary Geology from Memorial University of Newfoundland, and a BSc. Geology from Concordia University.

Audit Committee Oversight

At no time since incorporation was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors of the Corporation.

Pre-Approval Policies and Procedures

To safeguard the continued independence of the Corporation’s external auditors, all services (including non-audit services) to be rendered by the Corporation’s external auditors and any of their related entities to the Corporation or any subsidiary of the Corporation, and all related terms of engagement, must be the subject of pre-approval by the Audit Committee.

External Auditor Service Fees

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2015	Fiscal year ending December 31, 2014
Audit Fees	$12,500	$15,800
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$12,500	$15,800

Reliance on Certain Exemptions

As the Company is a “venture issuer” and may avail itself of exemptions from the Requirement of Part 3 – Composition of the Audit Committee which requires the independence of each member of the audit committee.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2015.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2015(1)(2)	Fiscal year ending December 31, 2014 (1)
Audit Fees	$12,500	$15,800
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$12,500	$15,800

(1)	As of December 31, 2015, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2015

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

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
1.3	Audit Committee Charter (2)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1*	MaloneBailey Consent
15.2	2006 Stock Option Plan (3)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s Annual Report on Form 20-F on April 29, 2015

(3) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: May 16, 2016	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	May 16, 2016
Trevor Newton

/s/ Michael Ranger	Director	May 16, 2016
Michael Ranger

Strata Oil & Gas Inc.

FINANCIAL STATEMENTS

December 31, 2015

(Stated in US Dollars)

F-1

Strata Oil & Gas Inc.

Financial Statements

December 31, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Strata Oil & Gas Inc.

Alberta, Canada

We have audited the accompanying balance sheets of Strata Oil & Gas, Inc., (the “Company”) as of December 31, 2015, and the related statements of operations, and comprehensive income (loss), stockholders’ equity and cash flows for each of the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Strata Oil & Gas, Inc. will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred cumulative losses since inception and has negative cash flow from operations, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

May 16, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Strata Oil and Gas Inc.

We have audited the accompanying balance sheet of Strata Oil and Gas Inc. ("the Company") as of December 31, 2014, and the related statements of operations and comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Strata Oil and Gas Inc. as of December 31, 2014, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States.

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

/S/ PETERSON SULLIVAN LLP

Seattle, Washington

April 29, 2015

STRATA OIL & GAS INC.

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2015	2014
ASSETS
Current
Cash	$2,541	$118,873
GST receivables	1,164	9,001
Prepaid expenses	–	4,012
Total current assets	3,705	131,886

Deposits	116,806	133,745
Notes receivable from related parties	217,461	163,793
Oil and gas property interest (unproved)	6,237,026	7,423,966
Total assets	$6,574,998	$7,853,390

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Current
Accounts payable	$13,866	$48,922
Accrued liabilities	1,950	32,387
Notes payable to related parties	6,503	–
Derivative liability	1,153,491	4,482,926
Total current liabilities	1,175,810	4,564,235

Asset retirement obligation	128,301	138,049
Total liabilities	1,304,111	4,702,284
Stockholders' equity
Preferred stock, no par value, unlimited shares authorized and unissued	–	–
Common stock, no par value, unlimited shares authorized; 91,694,183 and 89,383,183 shares issued and outstanding December 31, 2015 and 2014, respectively	–	–
Additional paid-in capital	21,975,988	21,905,643
Stock subscriptions received	21,514	–
Accumulated deficit	(16,193,263)	(18,946,856)
Foreign currency translation adjustments	(533,352)	192,319
Total stockholders' equity	5,270,887	3,151,106
Total liabilities and Stockholders' equity	$6,574,998	$7,853,390

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years Ended December 31,
	2015	2014	2013
Expenses
Professional fees	$70,364	$125,868	$86,834
Office and sundry	20,598	30,070	24,018
Rent	375	308	1,665
Consulting fees	128,630	584,018	448,338
Transfer agent fees	4,787	2,478	3,267
Loss on disposal of properties	45,355	–	–
Accretion expense	13,622	10,545	10,487
	283,731	753,287	574,609
Other income (expense)
Interest and miscellaneous income	–	1,287	–
Interest income, related party	8,015	3,637	1,339
Foreign exchange gain	23,104	(1,237)	(8,780)
Change in fair value of derivative liability	3,006,205	466,499	(2,216,119)
	3,037,324	470,186	(2,223,560)

Net income (loss)	2,753,593	(283,101)	(2,798,169)

Other comprehensive income (loss)
Foreign currency translation adjustment	(725,671)	(266,839)	(280,325)

Comprehensive income (loss)	$2,027,922	$(549,940)	$(3,078,494)

Basic and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$0.03	$(0.00)	$(0.04)
Diluted income (loss) per common share	$0.03	N/A	N/A

Basic weighted average number of shares outstanding	91,154,161	87,191,251	80,057,824
Diluted weighted average number of shares outstanding	91,615,272	N/A	N/A

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(Expressed in US Dollars)

					Accumulated
	Common	Additional	Stock		Other	Total
	Stock	Paid-in	Subscription	Accumulated	Comprehensive	Stockholders'
	Shares	Capital	Receivable	Deficit	Income	Equity
Balance December 31, 2012	74,643,710	$21,069,422	$–	$(15,865,586)	$739,483	$5,943,319

Stock compensation, non-employees		80,080				80,080
Warrant exercise	625,000	37,500				37,500
Reclassification of warrant derivative liability due to warrant exercise		117,069				117,069
Private placement, common stock and warrants issuance for cash	10,459,796	969,502				969,502
Derivative liability adjustment		(969,502)				(969,502)
Net loss and comprehensive loss				(2,798,169)	(280,325)	(3,078,494)
Balance December 31, 2013	85,728,506	21,304,071	–	(18,663,755)	459,158	3,099,474

Stock compensation, non-employees		421,923				421,923
Warrant exercise	652,500	69,600				69,600
Reclassification of warrant derivative liability due to warrant exercise		110,049				110,049
Private placement, common stock and warrants issuance for cash	3,002,177	301,600				301,600
Derivative liability adjustment		(301,600)				(301,600)
Net loss and comprehensive loss				(283,101)	(266,839)	(549,940)
Balance December 31, 2014	89,383,183	21,905,643	–	(18,946,856)	192,319	3,151,106

Stock compensation, non-employees		41,845				41,845
Private placement, common stock and warrants issuance for cash	2,311,000	219,990				219,990
Derivative liability adjustment		(191,490)				(191,490)
Stock subscriptions received			21,514			21,514
Net loss and comprehensive loss				2,753,593	(725,671)	2,027,922
Balance December 31, 2015	91,694,183	$21,975,988	$21,514	$(16,193,263)	$(533,352)	$5,270,887

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ended December 31,
	2015	2014	2013
Cash flows from operating activities
Net income (loss)	$2,753,593	$(283,101)	$(2,798,169)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Stock option expense for consulting fees	41,845	421,923	80,080
Accretion expense	13,622	10,545	10,487
Change in fair value of derivative liability	(3,006,205)	(466,499)	2,216,119
Loss on disposal of oil and gas properties	45,355	–	–
Change in assets and liabilities
Accrued interest	(8,693)	(3,637)	–
GST receivable	7,837	(2,616)	(6,165)
Prepaid expenses	4,012	(4,012)	5,002
Accounts payable	(35,056)	47,396	(17,933)
Accrued liabilities	(30,437)	32,387	(14,970)
Net cash used in operating activities	(214,127)	(247,614)	(525,549)

Cash flows from investing activities
Deposits	(4,996)	(23,892)	(6,152)
Acquisition of oil & gas interests	(62,285)	(298,786)	(107,391)
Notes receivable advances to related party	(53,668)	(103,309)	(65,814)
Net cash used in investing activities	(120,949)	(425,987)	(179,357)

Cash flows from financing activities
Proceeds from issuance of common stock	219,990	301,600	969,502
Proceeds from exercise of warrants	–	69,600	37,500
Stock subscriptions received	21,514	–	–
Proceeds from loan financing	13,835	–	–
Repayment of loan financing	(7,225)	–	–
Net cash provided by financing activities	248,114	371,200	1,007,002
Foreign exchange effect on cash	(29,370)	(19,338)	4,391
Net increase (decrease) in cash	(116,332)	(321,739)	306,487
Cash, beginning balance	118,873	440,612	134,125
Cash, ending balance	$2,541	$118,873	$440,612

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash financing activities:
Derivative liability adjustment	$191,490	$301,600	$969,502

The accompanying notes are an integral part of these financial statements

Notes to the Financial Statements

1.     NATURE OF BUSINESS AND OPERATIONS

Strata Oil & Gas Inc. (the ‘Company’) is currently engaged in the acquisition, exploration and if warranted and feasible development of heavy oil projects in the Peace River oil sands region

The Company’s activities are subject to significant risks and uncertainties. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil industry. We have yet to generate any revenues from operations. There is nothing at this time on which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

•	our ability to raise adequate working capital;
•	success of our exploration and development efforts;
•	demand for oil;
•	the level of our competition;
•	our ability to attract and maintain key management and employees; and
•	our ability to efficiently explore, develop and produce sufficient quantities of marketable natural gas or oil in a highly competitive and speculative environment while maintaining quality and controlling costs.

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

2.     ABILITY TO CONTINUE AS A GOING CONCERN

The accompanying financial statements have been prepared in US dollars and in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company commenced its oil and gas exploration activities in the last quarter of 2005. The Company has not realized any revenue from its present operations. The Company had negative cash flows from operations of $214,127 and is expected to continue to incur further negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $16,193,263 at December 31, 2015. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $990,000 (1,370,000 Canadian) to fund its operations during the next twelve months which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able to continue operations in the future. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

On an annual basis management evaluates the carrying value of the Company’s unproved oil and gas properties and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties and geographic and geologic data. Management noted no matters indicating the cost of the Company’s unproved properties was impaired at December 31, 2015 or 2014.

The Company has not recognized any revenue from its oil and gas exploration activities which commenced in the last quarter of 2005.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There was no cash equivalent balances for the year ended December 31, 2015 (2014 – $Nil).

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

GST Receivables

GST Receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance was $Nil at both December 31, 2015 and 2014.

Office Equipment

Office equipment is recorded at cost less accumulated depreciation using the straight-line method over the estimated useful lives of the assets which is estimated to be five years.

	December 31, 2015	December 31, 2014
Office equipment	$11,614	$11,614
Accumulated depreciation	(11,614)	(11,614)
Net book value	$–	$–

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2015 and 2014 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Stock Option Plans

The Company has elected to use the Black-Scholes option pricing model to determine the fair value of stock options granted. In accordance with the accounting standard for employees, the compensation expense is amortized on a graded vesting basis over the requisite service period which approximates the vesting period. There were no options issued to employees for the years ended December 31, 2015, 2014 or 2013.

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

Compensation expense is recognized immediately for past services and pro-rata for future services over the option vesting period. During 2015, the Company recognized $41,845 (2014 – 421,923 2013 - $80,080) in stock-based compensation expense in the Statements of Operations and Comprehensive Income (Loss) in respect of options granted to non-employees. All stock options granted in 2015, 2014, and 2013 were to non-employees of the Company.

The fair value of each option granted is estimated using the Black-Scholes option-pricing model over the vesting period. During the year ended December 31, 2015 no stock options were granted. For the years ended December 31, 2014 and 2013 the following weighted average assumptions were used:

	2015	2014	2013
Dividend yield	n/a	0%	0%
Expected volatility	n/a	147.1%	144.2%
Risk-free rate	n/a	1.79%	2.77%
Expected life in years	n/a	10	8.5

The Company did not issue any stock options in 2015.

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

At December 31, 2014 and 2013, the effect of all outstanding options and common stock warrants would have been anti-dilutive, due to the net loss incurred and accordingly only basic earnings per share is presented for those years.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each quarter. Liabilities measured at fair value are summarized as follows as of:

December 31, 2015:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$1,153,491	$1,153,491

December 31, 2014:

	Level 1	Level 2	Level 3	Total
Derivative liability	$–	$–	$4,482,926	$4,482,926

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

3.     SIGNIFICANT ACCOUNTING POLICIES - continued

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, which makes changes to both the variable interest model and the voting model, affecting all reporting entities involved with limited partnerships or similar entities, particularly industries such as the oil and gas, transportation and real estate sectors. In addition to reducing the number of consolidation models from four to two, the guidance simplifies and improves current guidance by placing more emphasis on risk of loss when determining a controlling financial interest and reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE. The requirements of the guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

In May 2015, the FASB issued ASU 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per share (or Its Equivalent), which permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value per share of the investment. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of whether the investment is redeemable with the investee at net asset value on the measurement date, never redeemable with the investee at net asset value, or redeemable with the investee at net asset value at a future date. For investments that are redeemable with the investee at a future date, a reporting entity must take into account the length of time until those investments become redeemable to determine the classification within the fair value hierarchy. The update is effective for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years, with early adoption permitted. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that are expected to have a material impact on our financial condition, results of operations or cash flows.

4.     NOTES RECEIVABLE, RELATED PARTIES

Beginning on December 27, 2013 the Company entered into several unsecured short-term note agreement for $126,396 ($139,000 Canadian) with a related party through common director. The note bears interest at the Bank of Canada prime rate plus 1%. The borrower may repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement.

For the year ended December 31, 2015 the Company advanced an additional $73,844 ($102,200 Canadian) under the short-term note agreements. The Company recognized $6,798 and $3,637 in accrued interest income for the years ended December 31, 2015 and 2014, under the terms of the note agreements. The balance of the notes receivable, including accrued interest at December 31, 2015 was $217,461.

Further to all aforementioned agreement(s), the notes receivable include an option agreement with the borrower for development rights on its oil sands leases in Alberta. The outstanding balances payable under the note agreement(s) will be applied towards option payments owing. The Company elected to exercise its right under the option agreement subsequent to year end. As part of the purchase, the notes receivable will be applied to the payments owing on the the oil and gas lease acquisitions and have been classified as non-current assets on the balance sheet. See Note 13 for additional discussion of subsequent events.

5.      DERIVATIVE LIABILITIES

Derivative liabilities, consisting of the equity instruments such as common share warrants with an exercise price in a different currency than the Company’s functional currency, are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2012	$2,342,989

Fair value of warrants issued in private placements	969,502
Exercise of warrants – reclassification to additional paid-in-capital	(117,069)
Change in fair value of derivative liabilities	2,216,119
Foreign exchange effect on derivative liability	(232,635)
Balance, December 31, 2013	5,178,906

Fair value of warrants issued in private placements	301,600
Exercise of warrants – reclassification to additional paid-in-capital	(110,049)
Change in fair value of derivative liabilities	(466,499)
Foreign exchange effect on derivative liability	(421,032)
Balance, December 31, 2014	4,482,926

Fair value of warrants issued in private placements	191,490
Change in fair value of derivative liabilities	(3,006,205)
Foreign exchange effect on derivative liability	(514,720)
Balance, December 31, 2015	$1,153,491

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	December 31,
	2015	2014	2013
Risk-free interest rate	0.48 to 1.36%	1.01 to 1.79%	1.13 to 2.77%
Expected life of derivative liability	1 to 8 years	1 to 8 years	1 to 10 yrs
Annualized volatility	202.1%	147.1%	144.2%
Dividend rate	0.00%	0.00%	0.00%

6.      OIL AND GAS PROPERTY INTERESTS

	2015 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,153,718	$–	$2,153,718
Geological and geophysical	296,135	–	296,135
Project management	787,938	–	787,938
Drilling	2,686,873	–	2,686,873
Assaying and analysis	97,525	–	97,525
Asset retirement obligations	87,262	–	87,262
Camp and field supplies	31,841	–	31,841
Travel and accommodation	95,734	–	95,734
Total expenditures	$6,237,026	$–	$6,237,026

	2014 (Cumulative)
	Peace River	Drowned	Total
Property acquisition and lease payments	$2,502,876	$37,347	$2,540,223
Geological and geophysical	353,289	12,645	365,934
Project management	939,721	–	939,721
Drilling	3,205,440	–	3,205,440
Assaying and analysis	116,347	–	116,347
Asset retirement obligations	104,104	–	104,104
Camp and field supplies	37,987	–	37,987
Travel and accommodation	114,210	–	114,210
Total expenditures	$7,373,974	$49,992	$7,423,966

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

Date	Number of Leases	Land Area (Hectares)	Annual Lease Payments
June 15, 2006	3	4,864	CDN $17,024 / USD $12,301
October 19, 2006	4	3,584	CDN $12,544 / USD $ 9,064
November 2, 2006	4	5,632	CDN $19,712 / USD $14,243
January 11, 2007	4	4,608	CDN $16,128 / USD $11,653
January 24, 2007	2	2,304	CDN $8,064 / USD $ 5,827
	17	20,992	CDN $73,472 / USD $53,087

6.      OIL AND GAS PROPERTY INTERESTS continued

Drowned Property

On September 7, 2005 the Company acquired a 100% interest in an Alberta oil sands lease (the “Drowned Property”). The rights to the Drowned Property were acquired for $20,635 plus fees and closing costs of $8,150 which were paid. The Property covers 512 hectares of land in the Drowned Area of the Wabasca oil sands in the West Athabasca area of Northern Alberta. The lease, which expires in October 2015, gives the Company the right to explore the Property covered by the lease. The Company’s acquisition of the lease includes an overriding 4% royalty agreement with the vendor. The royalty is to be paid on a well-to-well basis and is payable on all petroleum substances produced by any well on the Property. The Property was subject to an annual lease payment payable to the government of Alberta in the amount of CDN $1,792 (USD $1,295).

The Drowned Property leases expired on October 4, 2015. The Company recognized a loss on disposal of properties in the amount of $45,355 related to the expiration of these leases.

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

The following table sets forth the Company’s future minimum lease payments for both the Peace River and Drowned oil and gas properties for the years ending December 31:

Year	Future Minimum Lease Payments
2016	$53,087
2017	53,087
2018	53,087
2019	53,087
2020	53,087
Thereafter	17,480
Total	$282,915

7.      ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $128,301 at December 31, 2015 (2014 - $138,048), based on an undiscounted total future liability of $211,705 (CDN$293,000). These payments are expected to be incurred between 2016 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $13,622 (2014 – $10,545, 2013 – $10,487) has been recorded in the Statements of Operations and Comprehensive Loss at December 31, 2015.

8.      RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Notes payable to related parties

In December 2015 the Company borrowed $13,835 ($19,000 Canadian) under two separate note agreements for $7,282 ($10,000 Canadian) and $6,553 ($9,000 Canadian) with related parties. The lenders are related parties through an immediate family relationship with officers or directors of the Company and a common director. The $7,282 loan from the immediate family relationship was repaid in its entirety at year end. At December 31, 2015 the Company only had a single note payable outstanding to a related party via common director and management.

The notes payable bear interest at the Bank of Canada Prime rate plus 1%. The Company may repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2015 the effective interest rate on these notes payable was 3.7%. The balance of notes payable to related parties at year end was $6,503. The Company recognized interest expense of $Nil for the year ended December 31, 2015.

Consulting fees

Mr. Newton does not bill the Company for his services as President; however, is a related party by common director and has a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized an expense of $16,001 in 2015 as consulting fees under the agreement.

Prior to 2015 Mr. Daems served as President and Director of the Company and had a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized an expenses of $45,032 and $53,304 for the years ended December 31, 2014 and 2013 as consulting fees under the agreement.

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

9.     SHARE CAPITAL – continued

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

On August 26, 2013 the Company closed a private placement totaling 812,500 units at $0.08 per unit for a total offering price of $65,000. Each unit consisted of one share of common stock, one Class A Warrant with an exercise price of $0.12 and one Class B Warrant with an exercise price of $0.18. Each warrant is exercisable for one share of common stock and expires on August 26, 2018.

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

During the year ended December 31, 2015 the Company closed a series of private placements totaling 2,311,000 units at $0.09 to $0.10 per unit for total offering proceeds of $219,990. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.15 for a period of five years from the date of placement.

The Company classified proceeds of $191,490 from these private placements as a derivative liability related to the warrants.

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

	2015	2014	2013
Net income (loss) for the year	$2,753,593	$(283,101)	$(2,798,169)
Weighted average common stock basic	91,154,161	87,191,251	80,057,824
Effect of options	44,444	–	–
Effect of warrants	416,667	–	–
Diluted	91,615,272	87,191,251	80,057,824

At December 31, 2014 and 2013 the effect of the Company’s outstanding options and warrants would have been anti-dilutive. Accordingly, only basic income per common share is presented for those years.

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

Activity under the 2006 Plan is summarized as follows:

	Available	Options	Weighted Average
	for Grant	Outstanding	Exercise Price
Balance, December 31, 2012	4,700,000	2,000,000	0.46
Granted	–	–	–
Forfeited	1,000,000	(1,000,000)	0.17
Balance, December 31, 2013	5,700,000	1,000,000	0.73
Granted	(3,770,000)	3,770,000	0.17
Forfeited	–	–	–
Balance, December 31, 2014	1,930,000	4,770,000	0.29
Granted	–	–
Forfeited	1,100,000	(1,100,000)	0.25
Balance, December 31, 2015	3,030,000	3,670,000
Balance exercisable, December 31, 2015		3,670,000	$0.30

10.      STOCK OPTION PLANS - continued

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 Plan at December 31, 2015:

		Remaining	Weighted	Number of
Range of	Number of	Contractual	Average	Options
Exercise	Options	Life	Exercise	Currently
Prices	Outstanding	(in Years)	Price	Exercisable
$0.07	200,000	6.5	$0.07	200,000
$0.13	25,000	4.9	$0.13	25,000
$0.14	2,870,000	8.2	$0.14	2,870,000
$0.20	25,000	4.9	$0.20	25,000
$0.40	25,000	4.9	$0.40	25,000
$0.60	25,000	4.9	$0.60	25,000
$0.61	200,000	1.20	$0.61	200,000
$0.74	100,000	2.6	$0.74	100,000
$2.29	200,000	0.6	$2.29	200,000
	3,670,000			3,670,000

The aggregate intrinsic value of stock options outstanding at December 31, 2015 was $Nil (2014 - $45,200, 2013 - $31,250) while the aggregate intrinsic value of stock options exercisable at December 31, 2015 was $Nil (2014 - $45,200, 2013 - $23,250). No stock options were exercised in 2015, 2014, or 2013.

There were no unvested common stock options under the 2006 Plan at December 31, 2015:

As of December 31, 2015 there was $Nil (2014 – 133,819, 2013 – $12,016) of total unrecognized compensation cost related to all options granted and outstanding.

During the year ended December 31, 2015, the Company recorded consulting fees of $41,845 (2014 – 421,923, 2013 – $80,080) in the statement of operations related to stock options granted to non-employees.

The Company issues new shares when options are exercised.

11.     WARRANTS

Issued	Warrants	Weighted Average Exercise Price
Balance, December 31, 2012	23,249,997	0.27
Warrants issued	13,772,296	0.16
Warrants exercised	(625,000)	0.06
Warrants expired	(500,000)	2.19
Balance, December 31, 2013	35,897,293	0.20
Warrants issued	3,002,177	0.15
Warrants exercised	(652,500)	0.08
Warrants expired	(1,900,000)	0.20
Balance, December 31, 2014	36,346,970	0.20
Warrants issued	2,311,000	0.15
Balance, December 31, 2015	38,657,970	$0.20

11.     WARRANTS - continued

The following table lists the common share warrants outstanding at December 31, 2015. Each warrant is exchangeable for one common share.

Number Outstanding	Number Vested	Average Exercise Price	Expiry Year *

7,668,330	7,668,330	$0.20	2016
4,616,667	4,616,667	$0.36	2017
9,809,796	9,809,796	$0.14	2018
3,002,177	3,002,177	$0.15	2019
2,311,000	–	$0.12	2020
7,500,000	7,500,000	$0.20	2022
3,750,000	3,750,000	$0.20	2023
38,657,970	36,346,970

12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2015	2014
Deferred tax assets (liabilities)
Net operating loss carry-forwards	$627,200	$956,000
Capital losses	5,000	5,000
Office equipment	12,500	12,500
Oil and gas properties	1,691,000	2,133,900
Asset retirement obligation	76,700	63,000
	2,412,400	3,170,400
Valuation allowance	(2,412,400)	(3,170,400)
Net deferred tax asset	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2015, the Company had available to offset future taxable income and net Canadian operating loss carry-forwards of approximately $2.5 million. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $6.8 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2015 and 2014, changes in valuation allowance was ($758,000) and ($25,700), respectively.

12.     INCOME TAXES continued

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2015		2014		2013
Statutory federal income tax rate	(25%	)	(25%	)	(23%	)
Change in valuation allowance	(24%	)	1%		(9%	)
Non-deductible stock-based compensation	(1%	)	(149%	)	3%
Non-deductible change in fair value of derivative liability	107%		165%		32%
Non-deductible accretion expense	(4%	)	4%		–%
Effect of foreign exchange	(61%	)	2%		(1%	)
Effect of change in income tax rate	–%		2%		(2%	)
	–%		–%		–%

The Company has evaluated its tax positions for the years ended December 31, 2015, 2014 and 2013 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2015, 2014 or 2013.

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

14.     SUBSEQUENT EVENTS

Subsequent to the year end the Company exercised its option agreements on the notes payable and entered into two separate agreements to acquire additional oil and gas leases in the Peace River formation from related parties. The Company will acquire at total of 29 leases comprising approximately 30,700 hectares (75,860 acres). The transaction price will be determined based on the fair market value of the leases as determined by an independent third party. The Company will fund the acquisition of these leases by converting the outstanding balances including accrued interest on the notes receivable from these related parties and the issuance of restricted shares of stock in the Company for the difference between the fair market value of the leases and the carrying value of the notes receivable.

