Form 20-F
period 2016-12-31
STRATA OIL & GAS, INC.
filed 2017-05-15
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: The registrant has one class of Common Stock with 142,150,164 shares outstanding at December 31, 2016 and 142,150,164 as of May 15, 2017. No preferred shares are issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

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

FORM 20-F ANNUAL REPORT 2016

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

ii

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

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2016	2015	2014	2013	2012
Revenue	$–	$–	$–	$–		$–
Operating Expenses	7,919,352	283,731	753,287	574,609		241,995
Other income (expense), net	586,878	3,037,324	470,186	(2,223,559)		(1,614,795)
Net income (loss)	$(7,332,474)	2,753,593	(283,101)	$(2,798,169)		$(1,856,790)

Basic income (loss) per common share:	$(0.06)	$0.03	$(0.00)	$(0.04		$(0.03)
Diluted income (loss) per common share:	$(0.06)	0.03	N/A	N/A	$	N/A
Basic weighted average number of common shares outstanding (in millions)	130.4	92.2	87.2	80.1		71.3
Diluted weighted average number of common shares outstanding (in millions)	130.4	91.6	N/A	N/A		N/A

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2016	2015	2014	2013	2012

Cash and cash equivalents	$7,881	$2,541	$118,873	$440,612	$134,125
Other current assets	3,025	1,164	176,806	72,199	5,222
Reclamation deposits	121,391	116,806	133,745	121,870	123,634
Oil and gas property interests	–	6,237,026	7,423,966	7,784,848	8,195,885
Total assets	132,297	6,574,998	7,853,390	8,419,529	8,458,866
Current liabilities	971,363	1,175,810	4,564,235	5,180,432	2,377,418
Asset retirement obligations	138,728	128,301	138,049	139,623	138,129
Additional paid-in capital	22,919,431	21,975,988	21,905,643	21,304,071	21,069,422
(Accumulated deficit) retained earnings	(23,525,737)	(16,193,263)	(18,946,856)	(18,663,755	(15,865,586)
Accumulated other comprehensive income	(371,488)	(533,352)	192,319	459,158	739,483
Total liabilities and stockholders’ equity	132,297	6,574,998	7,853,390	8,419,529	8,458,866

Dividends

We have never paid or declared dividends on our shares of common stock.

Exchange Rates

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in United States Dollars (USD$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$), therefore, this Annual Report may contain conversions of certain amounts in United States dollars into the Company’s functional currency, Canadian dollars, based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified. For such purposes, the exchange rate means the daily noon historical exchange rate as reported online by the Bank of Canada at http://www.bankofcanada.ca/rates/exchange/daily-exchange-rates-lookup/ “U.S dollar (noon)”. These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2016, 2015, 2014, 2013 and 2012, and the average rates for the period and the range of high and low rates for the period. The data for March 2017 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2016 was CDN $1.34 per U.S. $1.00.

The exchange rate as of May 15, 2017 was CDN $1.37 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2017	1.35	1.33
February, 2017	1.32	1.31
January, 2017	1.34	1.30
December, 2016	1.33	1.31
November, 2016	1.36	1.34
October 20165	1.34	1.31

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2016	1.32
For the twelve months ended December 31, 2015	1.28
For the twelve months ended December 31, 2014	1.10
For the twelve months ended December 31, 2013	1.03
For the twelve months ended December 31, 2012	1.00

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

We have only recently commenced oil and gas exploration operations. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in establishing a business in the oil and natural gas industries. We have yet to generate any revenues from operations. There is nothing, at this time, in which to base an assumption that our business operations will prove to be successful or that we will ever be able to operate profitably. Our future operating results will depend on many factors, including:

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

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months.  We will require substantial additional capital to participate in the development of our properties, which have not had any production of oil or natural gas, as well as for acquisition and/or development of other producing properties. Because we currently do not have any cash flow from operations, we need to raise additional capital which may be in the form of loans from current shareholders and/or from private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event, it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of the following:

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

12.           Our auditors’ opinion on our December 31, 2016 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,525,737 as of December 31, 2016. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.           If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have two project regions in the Peace River region of Alberta, Canada consisting of oil sands lands, either acquired from the Government of Alberta or from third parties. The land packages are made up of a number of underlying individual leases. All of our leases require annual lease payments to the Alberta provincial government. See Item 4.D for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

14.          We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in locating and commercializing oil and natural gas reserves.

The natural gas and oil market is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors. We compete with many exploration companies that have significantly greater personnel, financial, managerial and technical resources. This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

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

We are in the exploration stage of our business. As a result, our securities must be considered highly speculative. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas or oil. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenue, we will have to raise additional funds through loans from existing shareholders, the sale of our equity securities or a strategic arrangement with a third party in order to continue our business operations.

17.           Since our Directors work for other natural resource exploration companies, their other activities could slow down our operations or negatively affect our profitability.

Our Officers and Directors are not required to work exclusively for us and they do not devote all their time to our operations. In fact, our Directors work for other natural resource exploration companies. Therefore, it is possible that a conflict of interest with their time may arise based on their consulting or employment by such other companies. Their other activities could slow our operations and may reduce our financial results because of the slowdown in operations. It is expected that each of our Directors will devote the time necessary to assist with the operations of the Company as necessary.

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

Item 4. Information on the Company

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. is a company principally engaged in the acquisition and exploration of oil and gas properties. We were incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. The Company operates in the oil and gas industry with a focus on Canada’s carbonate-hosted bitumen deposits. The Company has interests in a total of 62 oil sands leases located in Northern Alberta, Canada.

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

Discontinued Operations

Until the end of June 2005, the Company had developed software that was designed to allow users to interface and manage databases and customer relationships. On June 29, 2005, a majority of the Company’s shareholders approved a change in the business of the Company from software development to oil and gas exploration.

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

As of December 31, 2016, the Company currently has interests in oil sands properties located in the Peace River oil sands region of Northern Alberta, Canada consisting of 62 leases covering 60,662 hectares in the Peace River oil sands region.

Material Effects of Government Regulation

The Crown owns and controls the mineral and hydrocarbon rights on Alberta lands and therefore the development, production and sale of oil in Alberta is subject to the laws and regulations of the Crown. The Crown makes available these rights on a lease basis and therefore, the oil sands leases held by the Company are on lands which are owned by the Crown and controlled by its agency, the Alberta Energy Regulator (AER). In order to maintain its oil sands leases, the Company must make significant expenditures on an annual basis to the Crown and also comply with its regulations. Matters subject to regulation include but are not limited to:

•	location and density of wells
•	obtaining permits for drilling and production
•	accounting for and payment of royalties on production to the Crown
•	transportation of oil
•	operation of wells
•	reporting of technical details to the Crown
•	taxation

Under the Crown’s laws and regulations, the Company could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations could result in the suspension or termination of our operations and subject us to penalties. Moreover, these laws and regulations could change in ways that substantially affect our costs. Accordingly, any liabilities, penalties, suspensions, terminations or regulatory changes could have a material adverse effect on our financial condition and results of operations which could potentially force us to cease our business operations.

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

COMPETITION

The oil industry is intensely competitive and subject to rapid change. We compete with many exploration and production companies which have significantly greater personnel, financial, managerial and technical resources which impacts our ability to compete successfully in the industry.

C. Organizational Structure

The Company is not part of a group and has no subsidiaries.

D. Property, Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our corporate offices are located at 10010 - 98 Street, PO Box 7770, Peace River, Alberta T8S 1T3. We believe that the facilities will be adequate for the foreseeable future.

OIL SANDS LEASES

The Company currently has an interest in 62 oil sands leases covering 60,672 hectares in the Peace River oil sands region of northern Alberta, Canada.

Oil Sands Background

“Oil Sands” refers to either unconsolidated, bitumen-saturated sands or bitumen-saturated carbonate-rock. Bitumen refers to a heavy, viscous crude oil that generally does not flow under natural reservoir conditions. As a result, it cannot be recovered from a conventional well in the way lighter oil is most often produced. The oil sands in Alberta are contained in three major areas in Alberta.

According to the Alberta Energy Regulator (AER), Alberta's oil sands are the third-largest proven crude oil reserve in the world, with total proven reserves of 166 billion barrels, and total recent production of up to 2.3 million barrels per day.

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

Planned Work by the Company for 2017

The Company plans to continue focusing its resources on the analysis and development of its Peace River oil sands properties.

PEACE RIVER OIL SANDS LEASES

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the Province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Properties”). Some of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the Crown the bid price and enters into a formal lease agreement. The bid price includes the first year’s minimum annual lease payments. The remainder of the leases were acquired by third parties, however all the Company’s leases are leased directly with the Crown.

The Peace River Properties consist of a total of 60,672 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River, in both the Cadotte Lake area and also the Reno area.

Peace River Projects

The Peace River properties (hereinafter referred to as “Cadotte West”, “Cadotte Central”, “Cadotte East”, the “Cadotte Leases” and the “Reno Leases”) are comprised of 62 oil sands leases with the Government of the Province of Alberta, Canada.  All of the leases are for an initial 15-year term (and may then be converted to non-expiring leases) and require minimum annual lease payments to the Crown. Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease.

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

Former leaseholders have drilled wells on and around the Company’s Cadotte and Reno areas. Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs. With respect to available drilling data, the leases of the Cadotte area are drilled at an average spacing of one well per section. However, not all the existing wells were drilled to investigate the sequence located on the Company’s Cadotte leases. The effective average spacing with wells that have penetrated the Carboniferous sequence is approximately 0.8 wells per section. This spacing is from twenty-three wells on or immediately adjacent to the leases. There are an additional two hundred nineteen wells in the surrounding area, the data from which has also been referenced and inspected by the Company to assist with its evaluation of the Cadotte leases.

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

Cadotte Central and Cadotte West

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007, and engaged Norwest Corporation (”Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases. Subsequently, Strata completed the following technical reports relating to these leases:

Evaluation of In-Place Bitumen Resources – Cadotte Central Leases (August 16, 2007) [Norwest]

Preliminary Feasibility Study of the Cadotte Central Leases (February 29, 2008) [Norwest Questa]

Pilot Projects: Carbonate-Hosted Bitumen Deposits in Alberta (July 17, 2008 [Norwest]

Cadotte Central Resource Reclassification (Upgrade) (April 28, 2010) [Norwest]

Evaluation of Bitumen Resources Cadotte Central and West Leases (May 10, 2013) [Norwest]

These studies were designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in Volume 1, of the Canadian Oil and Gas Evaluation Handbook (“COGEH”) at the time they were authored. However since that time, COGEH standards have been modified and therefore Strata is no longer permitted to publicize the contents of these reports under Canadian Securities Regulations.

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

In late 2014, Strata commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property The Company engaged specialized third party service provider(s) to assist with the development of a drill program which included the submission of an Oil Sands Exploration plan, the ("OSE") to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, stake holders and first nation consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program. Due to the oil market, the Company has not carried out its drilling program. At any point, the Company may update and resubmit its OSE plan to the Crown.

Planned Work by the Company for 2017

When adequate funding can be assembled, Strata intends to proceed with its drill exploration program and identified targets to test for cold production. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through equity in the form of private placements and warrant exercises. In addition, we continue to work with potential partners to discuss potential funding arrangements which could facilitate the furtherance of our drill program.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2016, and 2015. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2016	2015
Operating expenses	$7,919,352	$283,731
Other income (expenses)	586,878	3,037,324
Net income / (loss)	(7,332,474)	2,753,593
Earnings per share from continuing operations, basic	$(0.06)	$0.03
Earnings per share from continuing operations, diluted	(0.06)	0.03
Basic weighted average common shares outstanding (in millions)	130.4	92.2
Diluted weighted average common shares outstanding (in millions)	130.4	91.6

Year ended December 31, 2016 compared to the year ended December 31, 2015

RESULTS OF OPERATIONS

In 2016, the Company focused its efforts on the acquisition of a portfolio of oil sands leases in the Cadotte and Reno areas of the Peace River. The leases totaled 39,680 hectares, more than doubling the Company’s holdings.

The Reno leases are contiguous with Baytex Energy’s lease block, an area that hosts extensive primary production of heavy oil. The other major contiguous lease blocks are held by Koch Exploration.

The Cadotte leases we acquired are contiguous with our existing Cadotte holdings or nearby. The area hosts extensive thermal production of bitumen, including CNRL’s adjacent Peace River Thermal Complex.

The Company has thoroughly analyzed the entire property portfolio and prioritized the highest potential primary production targets.

During the years ended December 31, 2016 and 2015, we had net loss of ($7,332,474) and net income of $2,753,593, respectively, for a decrease of $10,086,067. The decrease in net income is due to an increase in non-cash charges of $10,252,894 offset by a decrease in expenses of $166,827. The change in non-cash charges consisted of an increase in oil and gas impairment of $7,831,570 and a decrease in the change in fair value of derivative liabilities of $2,421,325.

For the years ended December 31, 2016 and 2015, we recognized an impairment expense of $7,831,570 and $nil, respectively. As of December 31, 2016, management determined to fully impair its unproved oil and gas properties. We did not recognize an impairment in 2015.

For the years ended December 31, 2016 and 2015, we recorded a gain on the change in fair value of derivative liability of $584,880 and $3,006,205, respectively. This item is a non-cash item and was recorded in accordance with ASC 815. This guidance requires entities to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock by assessing the instrument’s contingent exercise provisions and settlement provisions. Instruments not indexed to their own stock fail to meet the scope exception of Accounting for Derivative Instruments and Hedging Activities, ASC 815-10-15-74(a), and should be classified as a liability and marked-to-market. The Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar.

For the years ended December 31, 2016 and 2015, we recognized operating expenses, excluding the oil and gas impairment charge, of $87,783 and $283,731, respectively, for an approximate decrease of $196,000. The decrease in operating expenses is primarily due to an approximate $123,000 decrease in consulting fees as consulting fees during 2016 were capitalized as exploration costs as part of oil and gas properties. Operating expenses also decreased an approximate $45,000 due to no losses recognized in the year ended December 31, 2016 relating to the disposal of oil and gas properties. Further, operating expenses decreased an approximate $12,000 and $7,000 due to a decrease in office expenses and asset retirement accretion expense, respectively, due to less activity during the year from the general slow-down in the oil and gas industry.

REVENUES

The Company did not earn any revenue for the year ended December 31, 2016 or 2015. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 3,1 2016, is a gain of $584,880 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability off-set by the issuance of common stock warrants. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2016 compared to 2015. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company determined the fair value of the derivative liability to be $779,796 as of December 31, 2016 based on an acceptable valuation model.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2016	2015
Cash and cash equivalents	$7,881	$2,541
Working capital (deficit)	(960,457)	(1,172,105)

Net cash provided by (used in)
Operating activities	(18,024)	(214,127)
Investing activities	(199,121)	(120,949)
Financing activities	223,000	248,114

As of December 31, 2016, we had $7,881 in cash, an increase of $5,340 from December 31, 2015. The increase in cash is primarily due to a decrease in operating expenses offset by an increase in investing activities from the acquisition of additional oil and gas properties. Management estimates that the Company will require approximately $525,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2017. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2017 our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown. Going forward we expect the short and long term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash used in operating activities during the twelve months ended December 31, 2016 was $18,024 compared to $214,127 in 2015. The decrease in cash used in operating activities was primarily due to a decrease in operating expense during 2016 compared to 2015.

Cash used in investing activities during the year ended December 31, 2016 was $199,121 compared to cash used in investing of $120,949 in 2015. During 2016, the Company acquired an additional 45 oil and gas properties leases for a total of 45,680 hectares in Northern Alberta, Canada.

The Company generated net cash inflows from financing activities of $223,000 compared to $248,114 in 2015 The Company raised $223,000 in funds from a series of private placements during 2016.See Note 9 to the financial statements for more information.

We had cash of $7,881 as of December 31, 2016. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2016 and 2015 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2016.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2016 and December 31, 2015 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2016.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	1,112,965	212,289	636,867	236,929	26,880
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$1,112,965	$212,289	$636,867	$236,929	$26,880

The Peace River Project is currently comprised of 62 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $212,289 (CDN $158,113). The leases are fifteen-year leases that expire beginning June 11, 2021 through January 6, 2026.

At December 31, 2016, the Company had trade payables and accrued liabilities of $184,604. All of these obligations are due in less than one year.

At December 31, 2016, the Company had a derivative liability of $779,796 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

Recent Accounting Pronouncements:

Please refer to Note 3 of the Financial Statements.

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

Name	Title	Year	Salary		Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton(1)	Director – Chairman, President, CEO Secretary	2016	75,240	(2)	–	–	–	–	–	$–
		2015	16,001		–	2,000,000	–	–	–	–

Michael Ranger	Director	2016	12,662	(3)	–	–		–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company totaling 2,349,502 shares.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2016, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. The Company capitalized oil and gas exploration costs of $75,240 as of December 31, 2016, under this agreement. The Company recognized $12,221 as consulting fees during the year ended December 31, 2015 under this agreement. The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company. The 2016 average stock price was used, which represents the period of service, to determine the number of shares to issue for a total of 2,349,502 shares. The shares have not been issued as of the date of this report. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The Company capitalized oil and gas exploration costs of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively, under this agreement. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of his services billed totaling $7,448 by issuing restricted common stock of the Company. The 2016 average stock price was used, which represents the period of service, to determine the number of shares to issue for a total of 232,577 shares. The shares have not been issued as of the date of this report. The agreement does not provide for termination benefits of any kind.

The issuances of the securities to Mr. Newton and Dr. Ranger, were offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act 1933, as amended and Rule 506 of Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering and the securities were acquired for investment purposes only and not with a view to or for sale in connection with any distribution thereof.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2016 or during the 2015 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of May 15, 2017. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued % (1)	Options

All Executive Officers and Directors as a Group	16,696,048	15.36%	2,800,000

Trevor Newton(2)	16,696,048	15.36%	2,000,000

Michael Ranger(3)	–	–	600,000

(1)	Based on 104,757,930 shares of common stock issued and outstanding as of May 15, 2017.
(2)	Mr. Newton was awarded 2,000,000 stock options to purchase common shares of the Company at an exercise price of $.14 on July 1, 2014 and are fully vested.
(3)	Dr. Michael Ranger was awarded 200,000, 200,000, 200,000 and 200,000 stock options to purchase common shares of the Company at an exercise price of $2.285, $0.61, $0.07 and $0.14 on July 21, 2006, March 19, 2008, July 11, 2012 and July 11, 2012, all which are fully vested.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings By Major Shareholders.

The table below indicates the share ownership as of May 15, 2016 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	16,696,048	15.36%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On May 15, 2017, the Company had one hundred seventy-six (176) registered shareholders holding 104,757,930 shares. Of these, one hundred forty-three (143) registered shareholders holding 17,732,609 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Acquisition of Oil and Gas Properties

On February 22, 2016, the Company entered into two purchase / sale agreements acquiring a total of 45 leases, representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 39,974,313 shares of its common stock valued at $0.0217 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under two a note agreement with related parties. The lender is related parties through an immediate family relationship with officers or directors of the Company. The note bears interest at the Bank of Canada Prime rate plus 1%. The Company may repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2016, the effective interest rate on this note payable was 3.7%. The balance of notes payable to related parties at December 31, 2016 was $6,963. The Company recognized interest expense of $264 and $nil for the years ended December 31, 2016 and 2015, respectively, in its Statement of Operations and Comprehensive Income.

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. The Company recognized $16,001 as consulting fees during the year ended December 31, 2015. The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company. As of the date of this filing, the Company has yet to issue total shares of 2,349,502 to settle this liability.

Mr. Michael Ranger is a member of the Board of Directors of the Company. Mr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of this services billed in the amount of $7,448. As of the date of this filing, the Company has yet to issue total shares of 232,577 to settle this liability.

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

Audited Financial Statements:

Fiscal years ended December 31, 2016 and 2015.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2016	$0.06	$0.02
2015	$0.15	$0.03
2014	$0.35	$0.11
2013	$0.31	$0.11
2012	$0.15	$0.05

2.	High and low market prices for each full financial quarter during the two most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2016	Fourth Quarter of 2016	$0.03	$0.02
	Third Quarter of 2016	$0.05	$0.02
	Second Quarter of 2016	$0.05	$0.03
	First Quarter of 2016	$0.06	$0.02

2015	Fourth Quarter of 2015	$0.09	$0.03
	Third Quarter of 2015	$0.14	$0.06
	Second Quarter of 2015	$0.16	$0.08
	First Quarter of 2015	$0.14	$0.08

3.	High and low market prices for each of the six most recent months:

Month	Market Price
	High Price	Low Price
November 2016	0.03	0.02
December 2016	0.03	0.02
January 2017	0.05	0.03
February 2017	0.06	0.03
March 2017	0.05	0.03
April 2017	0.04	0.03

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On May 15, 2017, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.34. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2016, our disclosure controls and procedures were not effective.

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

Management’s Report on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2016, management has identified material weaknesses specifically in regard to: the need for a more formalized process for annually evaluating its assets for impairment; the need for adequate redundancy and levels of supervision/review in the preparation of the Company’s financial statements; the need for more resources to ensure more effective segregation of operational duties. A material weakness is a deficiency, or a combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements may not be prevented or detected on a timely basis. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. the Company’s internal controls over financial reporting were effective.

Changes in Internal Control over Financial Reporting

Except as noted above, there were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during our fiscal quarter ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2016, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2016 and to date, the internal controls and procedures were not effective due to the material weaknesses described above. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2016, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Trevor Newton

Mr. Newton has assisted private and public companies in their financing, project acquisition, and development since 1996.Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2016(1)(2)	Fiscal year ending December 31, 2015 (1)
Audit Fees	$12,500	$12,500
Audit Related Fees		–
Tax Fees		–
All Other Fees		–
	$12,500	$12,500

(1)	As of December 31, 2016, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2016

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

Strata Oil & Gas Inc.

Financial Statements

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Strata Oil & Gas, Inc.

Alberta, Canada

We have audited the accompanying balance sheets of Strata Oil & Gas, Inc. (the “Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred cumulative losses since inception and has negative cash flows from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ MaloneBailey, LLP

www.malonebailey.com

Houston, Texas

May 15, 2017

STRATA OIL & GAS INC.

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2016	2015
ASSETS
Current assets
Cash	$7,881	$2,541
GST receivables	1,660	1,164
Prepaid expenses	1,365	–
Total current assets	10,906	3,705

Reclamation deposits	121,391	116,806
Notes receivable from related parties	–	217,461
Oil and gas property interest (unproved)	–	6,237,026
Total assets	$132,297	$6,574,998

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$91,326	$13,866
Accounts payable and accrued liabilities - related party	93,278	1,950
Notes payable	6,963	6,503
Derivative liability	779,796	1,153,491
Total current liabilities	971,363	1,175,810

Asset retirement obligation	138,728	128,301
Total liabilities	1,110,091	1,304,111

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 142,150,164 and 91,694,183 shares issued and outstanding at December 31, 2016 and 2015, respectively	–	–
Additional paid-in capital	22,919,431	21,975,988
Stock subscriptions received	–	21,514
Accumulated deficit	(23,525,737)	(16,193,263)
Accumulated other comprehensive income	(371,488)	(533,352)
Total stockholders' equity (deficit)	(977,794)	5,270,887
Total liabilities and Stockholders' equity (deficit)	$132,297	$6,574,998

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2016	2015
Expenses
Professional fees	$64,740	$70,364
Office and sundry	8,443	20,973
Consulting fees	6,172	128,630
Transfer agent fees	1,861	4,787
Loss on disposal of properties	–	45,355
Accretion expense	6,566	13,622
Impairment of oil & gas properties	7,831,570	–
	7,919,352	283,731
Other income (expense)
Interest income	998	–
Interest income, related party	1,153	8,015
Interest expense	(264)
Foreign exchange loss	111	23,014
Change in fair value of derivative liability	584,880	3,006,295
	586,878	3,037,324
Net (loss) income	(7,332,474)	2,753,593
Other comprehensive income (loss)
Foreign currency translation adjustment	161,864	(725,671)
Comprehensive (loss) income	$(7,170,610)	$2,027,922
Basic and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$(0.06)	$0.03
Diluted income (loss) per common share	$(0.06)	$0.03
Basic weighted average number of shares outstanding	130,352,034	91,154,161
Diluted weighted average number of shares outstanding	130,352,034	91,615,272

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Stock Subscriptions Payable	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)

Balance December 31, 2014	89,383,183	$21,905,643	$–	$(18,946,856)	$192,319	$3,151,106

Stock compensation, non-employees	–	41,845	–	–	–	41,845
Private placement, common stock and warrants issuance for cash	2,311,000	219,990	–	–	–	219,990
Derivative liability adjustment	–	(191,490)	–	–	–	(191,490)
Stock subscriptions received	–	–	21,514	–	–	21,514
Net loss and comprehensive loss	–	–	–	2,753,593	(725,671)	2,027,922
Balance December 31, 2015	91,694,183	$21,975,988	21,514	(16,193,263)	(533,352)	5,270,887

Private placement, common stock and warrants issuance for cash and subscriptions payable	6,681,668	169,700	(21,514)	–	–	148,186
Derivative liability adjustment	–	(169,700)	–	–	–	(169,700)
Private placement, common stock	3,800,000	76,000	–	–	–	76,000
Issuance of stock for purchase of oil properties from related parties	39,974,313	867,443	–	–	–	867,443
Net loss and comprehensive loss	–	–	–	(7,332,474)	161,864	(7,170,610)
Balance December 31, 2016	142,150,164	$22,919,431	$–	$(23,525,737)	$(371,488)	$(977,794)

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2016	2015
Cash flows from operating activities
Net income (loss)	$(7,332,474)	$2,753,593
Adjustments to reconcile net income (loss) to net cash used in operating activities
Stock option expense for consulting fees	–	41,845
Accretion expense	6,566	13,622
Change in fair value of derivative liability	(584,880)	(3,006,205)
Loss on disposal of oil and gas properties	–	45,355
Impairment of oil and gas properties	7,831,570	–
Change in assets and liabilities
Interest receivable	(1,153)	(8,693)
GST receivable	(468)	7,837
Prepaid expenses	(1,385)	4,012
Accounts payable	48,871	(35,056)
Accrued liabilities	15,329	(30,437)
Net cash used in operating activities	(18,024)	(214,127)

Cash flows from investing activities
Deposits	(998)	(4,996)
Acquisition of oil and gas interests	(156,060)	(62,285)
Notes receivable advances	–	(33,353)
Notes receivable advances to related party	(42,063)	(20,315)
Net cash used in investing activities	(199,121)	(120,949)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	76,000	–
Proceeds from issuance of common stock	147,000	219,990
Stock subscriptions received	–	21,514
Proceeds from loan financing	–	13,835
Repayment of loan financing	–	(7,225)
Net cash provided by financing activities	223,000	248,114

Foreign exchange effect on cash	(515)	(29,370)
Net increase (decrease) in cash	5,340	(116,332)
Cash, beginning balance	2,541	118,873
Cash, ending balance	$7,881	$2,541

Supplemental disclosure of cash paid for:
Interest	$–	$–
Income taxes	–	–

Non-cash investing and financing activities
Reclass of additional paid-in capital to derivative liability	$169,700	$191,490
Oil and gas acquisitions accrued	94,654	–
Shares issued for acquisition of oil and gas properties	867,443	–
Note receivable used for acquisition of oil and gas properties	271,380	–
Common stock issued for subscription payable	21,514	–

The accompanying notes are an integral part of these financial statements

STRATA OIL & GAS INC.

Notes to the Financial Statements

1.     NATURE OF BUSINESS

Strata Oil & Gas Inc. (the ‘Company’) is currently engaged in the acquisition, exploration and if warranted feasible development of heavy oil projects in the Peace River oil sands region in Northern Alberta, Canada. The Company was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. The Company completed its initial public offering in February 2000.

The Company is presently incorporated under the Canada Business Corporations Act.

As of December 31, 2016, the Company had interests in 62 leases covering 60,672 hectares in the Peace River oil sands region.

2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations. During the year ended December 31, 2016, the Company incurred a net loss of $7,332,474 and had negative cash flows from operations of $18,024 and is expected to incur further negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,525,737 at December 31, 2016. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

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

3.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period then ended. Actual results could differ significantly from those estimates.

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

On an annual basis management evaluates the carrying value of the Company’s leases and associated assets and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties, geographic and geologic data, and also the commodity price forecast. As of December 31, 2016, the Company decided to fully impair certain of its assets primarily relating to unproved leases and legacy wells for a total impairment of $7,831,570. As of December 31, 2015, no impairment was recognized.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2016 or 2015.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at both December 31, 2016 and 2015.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2016 and 2015 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred tax assets and liabilities are recognized for the future tax consequences of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If it is determined that the realization of the future tax benefit is not more likely than not, the Company establishes a valuation allowance.

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar, but reports its financial statements in US dollars. The Company translates its Canadian dollar balances to US dollars in the following manner: Assets and liabilities have been translated using the rate of exchange at the balance sheet date. Equity transactions have been translated at historical rates. The Company’s results of operations have been translated using the average daily exchange rate for the fiscal year. Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity.

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

Stock Options

The Company measures all employee stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its consolidated financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk free interest rates.

The Company accounts for non-employee stock-based awards in accordance with the provision of ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”), which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk free interest rates.

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

Expected volatilities are calculated using the historical volatility of the Company’s stock. When applicable, the Company will use historical data to estimate option exercise, forfeiture and employees’ termination within the valuation model. For non-employees, the expected term of the options approximates the full term of the options.

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. See Note 10 “Earnings Per Share” for further details.

Fair Value of Financial Instruments

The book values of GST receivables, notes receivable, accounts payable and accrued expenses approximate their respective fair values due to the short-term nature of these instruments. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity’s own assumptions (unobservable inputs). The hierarchy consists of three levels:

•	Level one - Quoted market prices in active markets for identical assets or liabilities;
•	Level two - Inputs other than level one inputs that are either directly or indirectly observable; and
•	Level three - Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	31-Dec-16		31-Dec-15
	Using		Using
	Level 3	Total	Level 3	Total
Liabilities:
Derivative liabilities	$779,796	$779,796	$1,153,491	$1,153,491

The Company measures and reports the fair value liability for warrants with a strike price currency different than the functional currency of the Company on a recurring basis. The fair value liabilities for warrants have been recorded as determined utilizing the Black-Scholes option pricing model. A slight change in an unobservable input like historical volatility could have a significant impact on the fair value measurement of the derivative liabilities. See Note 5 “Derivative Liabilities” for further discussion of the inputs used in determining the fair value.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's items of other comprehensive income (loss) are foreign currency translation adjustments.

Related Party Transactions

A related party is generally defined as (i) any person who holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone who directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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

In November 2015, FASB issued ASU No. 2015-17,” Balance Sheet Classification of Deferred Taxes”. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. ASU No. 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company adopted this ASU No. on January 1, 2016 and its adoption did not have a material impact on the Company’s financial position and results of operations.

In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718), Improvements to Employee Share-Based Payment Accounting. Under ASU No. 2016-09, companies will no longer record excess tax benefits and certain tax deficiencies in additional paid-in capital (“APIC”). Instead, they will record all excess tax benefits and tax deficiencies as income tax expense or benefit in the income statement and the APIC pools will be eliminated. In addition, ASU No. 2016-09 eliminates the requirement that excess tax benefits be realized before companies can recognize them. ASU No. 2016-09 also requires companies to present excess tax benefits as an operating activity on the statement of cash flows rather than as a financing activity. Furthermore, ASU No. 2016-09 will increase the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. An employer with a statutory income tax withholding obligation will now be allowed to withhold shares with a fair value up to the amount of taxes owed using the maximum statutory tax rate in the employee’s applicable jurisdiction(s). ASU No. 2016-09 requires a Company to classify the cash paid to a tax authority when shares are withheld to satisfy its statutory income tax withholding obligation as a financing activity on the statement of cash flows. Under current U.S. GAAP, it was not specified how these cash flows should be classified. In addition, companies will now have to elect whether to account for forfeitures on share-based payments by (1) recognizing forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The amendments of this ASU are effective for reporting periods beginning after January 1, 2016, with early adoption permitted but all of the guidance must be adopted in the same period. The Company adopted this on January 1, 2016. The Company has evaluated the impact of ASU No. 2016-09 and has determined that the adoption of the impact of forfeitures, net of income taxes, will not have a material impact on the Company’s future financial statements.

In February 2015, the FASB issued ASU 2015-02, Amendments to the Consolidation Analysis, which makes changes to both the variable interest model and the voting model, affecting all reporting entities involved with limited partnerships or similar entities, particularly industries such as the oil and gas, transportation and real estate sectors. In addition to reducing the number of consolidation models from four to two, the guidance simplifies and improves current guidance by placing more emphasis on risk of loss when determining a controlling financial interest and reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a VIE. The requirements of the guidance are effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period, with early adoption permitted. We adopted this guidance on January 1, 2016. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In August 2015, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) - Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide that guidance. The amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term “substantial doubt,” (2) require an evaluation every reporting period, including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for annual periods ending after December 15, 2016, and early adoption is permitted. The Company adopted this guidance during the year ended December 31, 2016. Refer to Note 2 “Ability to Continue as a Going Concern” for further information.

In August 2016, the FASB issued ASU No. 2016-15 which addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows with the objective of reducing existing differences in the presentation of these items. The amendments in ASU No. 2016-15 are to be adopted retrospectively and will become effective in the first quarter of fiscal 2019. The Company is evaluating the impact of adopting this standard on its consolidated statement of cash flows. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18 which require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents.  The guidance is effective for annual reporting periods after December 15, 2017, and interim periods within those fiscal years. The amendments should be applied using a retrospective transition method to each period presented. The Company is evaluating the impact of adopting this standard on its consolidated statement of cash flows.

In February 2017, the FASB has issued ASU No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). This amendment clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. A contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendment clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. This is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements and related disclosures.

There are no other recently issued accounting pronouncements that are expected to have a material impact on our financial condition, results of operations or cash flows.

4. NOTES RECEIVABLE, RELATED PARTIES

During the period December 27, 2013 through February 22, 2016, the Company entered into several unsecured short-term note receivable agreements totaling $123,213 (C$165,432), principal plus interest, with a related party through common directors. The notes receivable included an option agreement with the borrower for development rights on a portfolio of oil sands leases in Alberta. If the option agreement were exercised, the outstanding balances payable under the note receivable would be applied towards option payments.

During the period December 27, 2013 through June 30, 2015, the Company entered into several unsecured short-term note receivable agreements totally $52,677 (C$70,726)), principal plus interest, with a second borrower who was also a related party through common directors. The notes receivable included an option agreement with the borrowers for development rights on a portfolio of oil sands leases in Alberta. If the option agreement were exercised, the outstanding balances payable under the note receivable would be applied towards option payments. As of June 25, 2015, the related party relationship ceased to exist as the common director step-down. During the period June 30, 2015 through February 22, 2016, the Company entered into additional unsecured short-term note receivable agreements with this borrower totally $78,303 (C$105,133). Total notes receivable from this borrower were $130,980 (C$175,859).

All note receivable agreements bore interest at the Bank of Canada prime rate plus 1%. The borrower could repay the entire loan including outstanding interest at any time by advising the Company of the intent to pay fifteen days prior to the anticipated date of retirement. All notes receivable included an option agreement with the borrowers for development rights on a portfolio of oil sands leases in Alberta. If the option agreement were exercised, the outstanding balances payable under the note receivable would be applied towards option payments.

On February 22, 2016, the Company and the borrowers entered into a purchase and sale agreement whereby the Company elected to acquire all the rights and obligations associated with certain oilsands leases. As part of the purchase price, the notes receivable were applied towards the payment for the lease rights. Accordingly, the notes receivable plus accrued interest were $nil as of December 31, 2016. See Note 6 “Oil Properties” for additional discussion of the lease acquisitions.

For the years ended December 31, 2016 and 2015, the Company advanced $15,987 (C$19,000) and $20,315 (C$38,500), respectively, under the short-term note agreements with the related party. The Company recognized $502 (C$835) and $4,217 (C$5,428) in accrued interest income for the years ended December 31, 2016 and 2015, under the terms of the note agreements with the related party.

For the years ended December 31, 2016 and 2015, the Company advanced $26,706 (C$38,800) and $30,353 (C$63,700), respectively, under the short-term note agreements. The Company recognized $651 (C$874) and $2,581 (C$3,322) in accrued interest income for the years ended December 31, 2016 and 2015, under the terms of the note agreements.

5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2014	$4,482,926
Fair value of warrants issued in private placements reclassified from equity	191,490
Change in fair value of derivative liabilities	(3,006,205)
Foreign exchange effect on derivative liability	(514,720)
Balance, December 31, 2015	$1,153,491
Fair value of warrants issued in private placements reclassified from equity	169,700
Fair value of warrants issued in private placements recognized as derivative expense	59,064
Change in fair value of derivative liabilities	(643,944)
Foreign exchange effect on derivative liability	41,485
Balance, December 31, 2016	$779,796

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2016	2015
Volatility	254.90%	202.10%
Expected life	.2 to 7 years	1 to 8 years
Risk-free interest rate	0.74% - 1.4%	.048 % to 1.36%
Dividend yield	$0	$0

6. OIL AND GAS PROPERTIES

Peace River Properties

During the period June 2006 through January 2007, the Company acquired the rights to multiple oilsands property leases with the Province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Properties”). All the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel the Company immediately pays the government the bid price and enters into a formal lease with the provincial government. All the leases are for a 15-year term, require minimum annual lease payments, and grant the Company the right to explore and develop oil sands on the respective lease. The specific transactions entered into by the Company are as noted below.

On February 22, 2016, the Company entered into two purchase / sale agreements acquiring a total of 45 leases, representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 39,974,313 shares of its common stock valued at $0.0217 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

All the Company’s leases in the Peace River area are subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The table below summarizes all lease properties of the Company as of the year ended December 31, 2016:

	Number of	Land Area	Annual Lease Payments
Acquisition Year	Leases	(Hectures)	CDN		USD
2005	6	9,152	32,032	/	$23,857
2006	29	35,328	123,585	/	$92,046
2007	21	13,312	46,592	/	$34,702
2008	5	1,280	4,480	/	$3,337
2011	1	1,600	5,600	/	$4,171
	62	60,672	212,289	/	$158,113

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007 for a total cost of $2,796,637. Since 2007, the Company has performed several studies on the area and has developed a drilling program. The Company intends to move forward on the drilling program when adequate funding is available. For the years ended December 31, 2016 and 2015, the Company did not drill any exploratory wells. As of December 31, 2016, the Company decided to fully impair all of its unproved properties for a total impairment of $7,831,570. This decision was made due to: the historically low commodity prices; the general lack of investment activity in the sector; the general lack of new oil sands lease activity in the region; and the need to update our 51-101 studies to reflect the new COGEH standards. As of the years ended December 31, 2016 and 2015, the Company had oil and gas property balance of $nil and $6,237,026, respectively.

The following table sets forth the Company’s future minimum lease payments for the years ending December 31:

Year	Future Minimum Lease Payments
2017	$212,289
2018	212,289
2019	212,289
2020	212,289
2021	180,257
Thereafter	83,552
Total	$1,112,965

7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Properties. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $138,724 and $128,301 at December 31, 2016 and 2015, respectively, based on an undiscounted total future liability of $218,226 (CDN$293,000). These payments are expected to be incurred between 2020 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $6,559 and $13,622 during the year ended December 31, 2016 and 2015, respectively, (2015 - $13,622) has been recorded in the Statements of Operations and Comprehensive Loss. The table below summarizes activity within our asset retirement obligation account.

	Years Ended December 31,
	2016	2015
Asset retirement obligations at December 31, 2014	$128,301	$138,049
Accretion expense	6,566	13,622
Liabilities incurred	–	–
Change in estimated obligations	–	–
Asset retirement obligations at December 31, 2009	134,867	151,671
Less: current retirement obligations	–	–
Change due to foreign exchange	3,861	(23,370)
Long-term retirement obligations	$138,728	$128,301

8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Notes payable to related party

In December 2015, the Company borrowed $13,835 ($19,000 Canadian) under two separate note agreements for $7,282 ($10,000 Canadian) and $6,553 ($9,000 Canadian) with related parties. The lenders are related parties through an immediate family relationship with officers or directors of the Company and a common director. The $7,282 loan from the immediate family relationship was repaid in its entirety at December 31, 2015.

The notes payable bear interest at the Bank of Canada Prime rate plus 1%. The Company may repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2016, the effective interest rate on these notes payable was 3.7%. The balance of notes payable to related parties at December 31, 2016 was $6,963. The Company recognized interest expense of $264 and $nil for the years ended December 31, 2016 and 2015, respectively, in its Statement of Operations and Comprehensive Income.

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. The Company recognized $16,001 as consulting fees during the year ended December 31, 2015.  The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company. As of the date of this filing, the Company has yet to issue total shares of 2,349,502 to settle this liability.

Mr. Michael Ranger is a member of the Board of Directors of the Company. Mr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of this services billed in the amount of $7,448. As of the date of this filing, the Company has yet to issue total shares of 232,577 to settle this liability.

9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2016, the Company had 142,150,164 shares of common stock outstanding.

During the year ended December 31, 2016, the Company closed a series of private placements for a total of 6,231,668 units at $0.03 to $0.05 per unit for total offering proceeds of $138,000 and the payment of a subscription payable for cash received in 2015 of $21,514. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.02 to $0.05 for a period of five years from the date of placement. Warrants vest on the one year anniversary date.

On October 17, 2016, the Company closed a private placement with the President of the Company, totaling 450,000 units for total proceeds of $9,000. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.03 for a period of five years from the date of placement. Warrants vest on the one year anniversary date.

During the year ended December 31, 2016, the Company closed two private placements totaling 3,800,000 shares of common stock at $0.02 per common stock share for total proceeds of $76,000. A related party, a Company with common directors, participated in the transactions.

Refer to Note 6 Oil and Gas Properties for common stock shares issued for the acquisition of oil properties.

For the year ended December 31, 2015, 652,500 common share warrants were exercised at exercise prices of $0.09 to $0.15 for total proceeds of $69,600. Upon exercise, the fair value of these liability instruments of $110,049 was re-classified from liability to additional paid in capital.

During the year ended December 31, 2015 the Company closed a series of private placements totaling 2,311,000 units at $0.09 to $0.10 per unit for total offering proceeds of $219,990. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.15 for a period of five years from the date of placement.

The following table summarizes the assumptions used in the Black-Scholes models to estimate the grant date fair value of the warrants:

The following table summarizes warrant activity during the years ended December 31, 2016 and 2015.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2014	36,346,970	$0.20	33,344,793	$0.21
Issued	2,311,000	$0.12	–	–
Canceled / exercised	–	–	–	–
Expired	–	–	–	–
Outstanding December 31, 2015	38,657,970	$0.20	35,096,970	$0.20
Issued	6,681,668	$0.04	–	–
Canceled / exercised	–	–	–	–
Expired	–	–	–	–
Outstanding December 31, 2016	45,339,638	$0.17	38,657,970	$0.20

The following tables summarizes outstanding warrants as of December 31, 2016:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.03 - $0.010	13,209,335	$0.07	$0.07	3.9
$0.11 - $0.15	13,382,095	$0.13	$0.13	1.7
$0.15 - $0.20	11,993,926	$0.19	$0.19	2.2
$0.21 - $0.30	5,626,910	$0.28	$0.28	2.3
$0.31 - $0.50	627,372	$0.45	$0.45	1.8
$2.50 - $2.55	500,000	$2.19	$2.19	0.5

	45,339,638

The Company classified proceeds on December 31, 2016 and 2015 of $169,700 and $191,490, respectively, from the private placements of common stock plus warrants as a derivative liability.

10. EARNINGS PER SHARE

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

The following table sets forth the basic and diluted net income per share computed for the years ended December 31, 2016 and 2015:

	For the years ended
	December 31,
	2016	2015
Net income	$(7,332,474)	$2,753,593
Less: Non cash income from changes in fair value of derivative liabilities	–	(133,395)
Net loss - diluted	$(7,332,474)	$2,620,198

Weighted average common shares outstanding - basic	130,352,034	91,154,161
Common stock options	–	44,444
Common stock warrants - liability treatment	–	416,667
Weighted average common shares outstanding - diluted	130,352,034	91,615,272

Net income per share data:
Basic	$(0.06)	$0.03
Diluted	(0.06)	$0.03

The weighted average number of shares outstanding used in the computation of the basic and diluted net income per share does not include the effect of the following potential outstanding shares of common stock. The effects of these potentially outstanding shares were not included in the calculation of basic and diluted net income per share for 2016 because the effect would have been anti-dilutive.

	For the years ended
	December 31,
	2016	2015
Common stock options	–	3,470,000
Common stock warrants - liability treatment	45,339,638	37,407,970
Potentially dilutive securities	45,339,638	40,877,970

11.     STOCK OPTION PLANS

Approval of the 2016 Stock Plan

In November 2016, the Board of Directors approved and the Company adopted the 2016 Stock Option Plan (“the 2016 Plan”). The 2016 Plan provides for the granting of up to 12,000,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2016 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2016 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

As of December 31, 2016, there were 12,000,000 shares available for grant.

2006 Stock Option Plan

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

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

There were no stock options granted during the years ended December 31, 2016 and 2015.

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, December 31, 2014	4,770,000	$0.29		$0.00
Option granted	–	–
Options cancelled	(1,100,000)	0.25
Options exercised	–	–
Balance, December 31, 2015	3,670,000	0.3		0.00
Option granted	–	–
Options cancelled	(200,000)	2.29
Options exercised	–	–
Balance December 31, 2016	3,470,000	0.19	5.08	0.00

Exercisable at December 31, 2016	3,470,000	0.19	5.08	0.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2016:

	Options Outstanding and Exercisable
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.07- $0.12	200,000	$0.07	5.53
$0.13 -$0 .15	2,895,000	$0.14	6.71
$0.16 - $0.40	50,000	$0.30	3.92
$0.41 - $0.75	325,000	$0.65	1.90

	3,470,000

There were no unvested common stock options under the 2016 or 2006 Plan at December 31, 2016.

As of December 31, 2016 and 2015, there was $nil and $nil, respectively, of total unrecognized compensation cost related to all options granted and outstanding.

During the year ended December 31, 2015, the Company recorded consulting fees of $41,845 in the statement of operations related to stock options granted to non-employees.

The Company issues new shares when options are exercised.

12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2016	2015
Loss carryforwards	$661,000	$627,200
Capital losses	5,000	5,000
Office equipment	12,500	12,500
Oil & Gas properties	2,222,000	1,691,000
Asset retirement obligation	83,300	76,700
Deferred tax asset	2,983,800	2,412,400

Less valuation allowance	(2,983,800)	(2,412,400)
Deferred tax asset recognized	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2016, the Company had available to offset future taxable income a net Canadian operating loss carry-forwards of approximately $2.7 million. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $8.9 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2016 and 2015, changes in valuation allowance were $571,400 and ($758,000), respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2016	2015
Statutory federal income tax rate	-25%	-25%
Change in valuation allowance	19%	-24%
Non-deductible stock-based compensation	0%	-1%
Non-deductible change in fair value of derivative liability	-117%	107%
Non-deductible accretion expense	1%	4%
Effect of foreign exchange	122%	-61%
Effect of change in income tax rate	0%	0%
	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2016 and 2015 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2016 or 2015.

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

14.     SUBSEQUENT EVENTS

On February 16, 2017, the Company has entered into a Letter of Intent with Petrosteam LLC (“Petrosteam”) to obtain an exclusive license to deploy patented and field tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery (the “Petrosteam Technology”) in the Provinces of Alberta and Saskatchewan (collectively the “Territory”). Under the exclusive license, Strata has the exclusive right to use the Petrosteam Technology to produce within the Territory from its own properties and from those of others.

Subject to final agreement, payment for the license includes issuance of restricted shares issued by the Company to Petrosteam in the following manner: 5 million upon execution of the agreement; 5 million upon Strata stock price reaching $.50 USD; 10 million upon Strata stock reaching $6.00 USD; and 10 million upon Strata achieving commercial production.

As part of the exclusive license agreement and subject to the terms of the definitive agreement, the Company may purchase equipment, including steam generators, from Petrosteam. The first unit (5 mmbtu at 600 psi) will be acquired for $2 Million USD with the second (30 mmbtu at 850 psi) for $3.5 Million USD. Additional units may be purchased from Petrosteam as required.

The Company shall also pay to Petrosteam a royalty payment of six percent (6%) on that portion of gross revenues attributable to the Petrosteam Technology as defined in the purchase agreement. The Company has a first right of refusal to buy this royalty from Petrosteam.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance(1)
1.2	Bylaws(1)
1.3	Audit Committee Charter (2)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1*	MaloneBailey Consent
15.2	2006 Stock Option Plan (3)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s Annual Report on Form 20-F on April 29, 2015

(3) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

36

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: May 15, 2017	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	May 15, 2017
Trevor Newton

/s/ Michael Ranger	Director	May 15, 2017
Michael Ranger

37