Form 20-F/A
period 2016-12-31
STRATA OIL & GAS, INC.
filed 2018-01-16
CIK 1227282

UNITED STATES

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report: The registrant has one class of Common Stock with 14,215,016 shares outstanding at December 31, 2016 and 14,853,454 as of January 12, 2018. No preferred shares are issued and outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☒ No ☐

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Emerging growth company ☐

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

The purpose of this Amendment No. 1 to Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on January 16, 2018 (the “Form 20-F”), is solely for the following purposes:

1.	Update the Company’s audited financial statements for the latest three years;
2.	Update Management’s Discussion & Analysis;
3.	Update Subsequent Events

No other changes have been made to the Form 20-F. This Amendment No. 1 to the Form 20-F speaks as of the original filing date of the Form 20-F and does not modify or update in any way disclosures made in the original Form 20-F, other than the updated Auditor’s Report.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2016		2015	2014		2013		2012
Revenue		$–	$–		$–		$–		$–
Operating Expenses		7,919,352	283,731		753,287		574,609		241,995
Other income (expense), net		586,878	3,037,324		470,186		(2,223,559)		(1,614,795)
Net income (loss)		$(7,332,474)	2,753,593		(283,101)		$(2,798,169)		$(1,856,790)

Basic income (loss) per common share:	$	(0.56)	$0.30	$	(0.03)	$	(0.40)	$	(0.30)
Diluted income (loss) per common share:	$	(0.56)	0.30		(0.03)		N/A	$	N/A
Basic weighted average number of common shares outstanding		13,035,203	9,115,416		8,719,125		8,005,782		7,134,077
Diluted weighted average number of common shares outstanding		13,035,203	9,161,527		9,161,527		N/A		N/A

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

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2016 was CDN $1.34 per U.S. $1.00.

The exchange rate as of January 15, 2017 was CDN $1.25 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2017	1.35	1.33
February, 2017	1.32	1.31
January, 2017	1.34	1.30
December, 2016	1.33	1.31
November, 2016	1.36	1.34
October 2016	1.34	1.31

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2016	1.32
For the twelve months ended December 31, 2015	1.28
For the twelve months ended December 31, 2014	1.10
For the twelve months ended December 31, 2013	1.03
For the twelve months ended December 31, 2012	1.00

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

Cadotte Central and Cadotte West

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007, and engaged Norwest Corporation (“Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases. Subsequently, Strata completed the following technical reports relating to these leases:

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2016, 2015 and 2014. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2016	2015	2014
Operating expenses	$7,919,352	$283,731	$(753,287)
Other income	$586,878	3,037,324	$470,186
Net income / (loss)	$(7,332,474)	$2,753,593	$(283,101)
Earnings per share from continuing operations, basic	$(0.56)	$0.30	$(0.03)
Earnings per share from continuing operations, diluted	$(0.56)	$0.30	$(0.03)
Basic weighted average common shares outstanding	13,035,203	9,115,416	8,719,125
Diluted weighted average common shares outstanding	13,035,203	9,161,527	8,719,125

REVENUES

The Company did not earn any revenue for the year ended December 31, 2016, 2015 and 2014. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

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

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 31, 2016, is a gain of $584,880 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability off-set by the issuance of common stock warrants. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2016 compared to 2015. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company determined the fair value of the derivative liability to be $779,796 as of December 31, 2016 based on an acceptable valuation model.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2016	2015	2014
Cash and cash equivalents	$7,881	$2,541	$118,873
Working capital (deficit)	(960,457)	(1,172,105)	(4,268,555)
Net cash provided by (used in)
Operating activities	(18,024)	(214,127)	(247,614)
Investing activities	(199,121)	(120,949)	(425,987)
Financing activities	223,000	248,114	371,200

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

The Company generated net cash inflows from financing activities of $223,000 compared to $248,114 in 2015 The Company raised $223,000 in funds from a series of private placements during 2016. See Note 9 to the financial statements for more information.

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

Year ended December 31, 2015 compared to the year ended December 31, 2014

During the years ended December 31, 2015 and 2014, we had net income of $2,753,593 and a net loss of $283,101, respectively, for an increase in net income of $3,036,694. The increase in net income is due to an increase in non-cash charges of $3,037,324. The change in non-cash charges consisted of an increase in the change in fair value of derivative liabilities of $3,006,295.

For the years ended December 31, 2015 and 2014, we recognized operating expenses of $283,731 and $753,287, respectively, for a decrease of $469,556. The decrease in operating expenses is primarily due to an approximate $455,000 decrease in consulting fees as consulting fees during 2015 were capitalized as exploration costs as part of oil and gas properties. Operating expenses also decreased by an approximate $55,5000 for professional fees.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 31, 2015, is a gain of $3,006,295 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability off-set by the issuance of common stock warrants. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2015 compared to 2014. See Note 5 of the Financial Statements for more on the change in the derivative liability.

As of December 31, 2015, we had $2,541 in cash, a decrease of $116,332 from December 31, 2014. The decrease in cash is primarily due to an increase in investing activities from the acquisition of additional oil and gas properties. Management estimates that the Company will require approximately $525,000 to fund planned operations for the next twelve months. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2017 our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash used in operating activities during the twelve months ended December 31, 2015 was $214,127 compared to $247,614 in 2014. The decrease in cash used in operating activities was primarily due to a decrease in operating expense during 2015 compared to 2014.

Cash used in investing activities during the year ended December 31, 2015 was $120,949 compared to cash used in investing of $425,987 in 2015. During 2015, the Company had less acquisition of oil and gas interests.

The Company generated net cash inflows from financing activities of $248,114 compared to $371,200 in 2015 The Company raised $220,000 in funds from a series of private placements during 2015. See Note 9 to the financial statements for more information.

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

Name	Title	Year	Salary		Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton(1)	Director – Chairman, President, CEO Secretary	2016	75,240	(2)	–	–	–	–	–	$–
		2015	16,001		–	200,000	–	–	–	–
		2014	–			200,000

Michael Ranger	Director	2016	12,662	(3)	–	–		–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company totaling 234,950 shares.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2016, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. The Company capitalized oil and gas exploration costs of $75,240 as of December 31, 2016, under this agreement. The Company recognized $12,221 as consulting fees during the year ended December 31, 2015 under this agreement. The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company. The 2016 average stock price was used, which represents the period of service, to determine the number of shares to issue for a total of 234,950 shares. The shares have not been issued as of the date of this report. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The Company capitalized oil and gas exploration costs of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively, under this agreement. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of his services billed totaling $7,448 by issuing restricted common stock of the Company. The 2016 average stock price was used, which represents the period of service, to determine the number of shares to issue for a total of 23,257 shares. The shares have not been issued as of the date of this report. The agreement does not provide for termination benefits of any kind.

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

Beneficial Owner	Shares	Percent of total issued % (1)	Options

All Executive Officers and Directors as a Group	1,669,605	15.36%	280,000

Trevor Newton(2)	1,669,605	15.36%	200,000

Michael Ranger(3)	–	–	80,000

(1)	Based on 10,475,793 shares of common stock issued and outstanding as of May 15, 2017.
(2)	Mr. Newton was awarded 200,000 stock options to purchase common shares of the Company at an exercise price of $1.40 on July 1, 2014 and are fully vested.
(3)	Dr. Michael Ranger was awarded 20,000, 20,000, 20,000 and 20,000 stock options to purchase common shares of the Company at an exercise price of $22.85, $6.1, $7.0 and $1.4 on July 21, 2006, March 19, 2008, July 11, 2012 and July 11, 2012, all which are fully vested.

The persons named in this table, based upon the information they have provided to us, have sole voting and investment power with respect to all shares of common stock owned by them.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of May 15, 2017 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	1,669,605	15.36%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On May 15, 2017, the Company had one hundred seventy-six (176) registered shareholders holding 10,475,793 shares. Of these, one hundred forty-three (143) registered shareholders holding 1,773,261 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Acquisition of Oil and Gas Properties

On February 22, 2016, the Company entered into two purchase / sale agreements acquiring a total of 45 leases, representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 3,997,431 shares of its common stock valued at $2.17 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

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

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. The Company recognized $16,001 as consulting fees during the year ended December 31, 2015. The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company. As of the date of this filing, the Company has yet to issue total shares of 234,950 to settle this liability.

Mr. Michael Ranger is a member of the Board of Directors of the Company. Mr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of this services billed in the amount of $7,448. As of the date of this filing, the Company has yet to issue total shares of 23,258 to settle this liability.

7.C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Financial Statements and Other Financial Information

The Company's financial statements are stated in United States Dollars and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements, as required under Item 18, are included in that item. The audit report of Fruci & Associates II, PLLC is included herein immediately preceding the financial statements.

Audited Financial Statements:

Fiscal years ended December 31, 2016, 2015 and 2014.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2016	$0.60	$0.20
2015	$1.50	$0.30
2014	$3.50	$1.10
2013	$3.10	$1.10
2012	$1.50	$.50

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2016	Fourth Quarter of 2016	$0.30	$0.20
	Third Quarter of 2016	$0.50	$0.20
	Second Quarter of 2016	$0.50	$0.30
	First Quarter of 2016	$0.60	$0.20

2015	Fourth Quarter of 2015	$0.90	$0.30
	Third Quarter of 2015	$1.40	$0.60
	Second Quarter of 2015	$1.60	$0.80
	First Quarter of 2015	$1.50	$0.80

2014	Fourth Quarter of 2014	$2.60	$1.10
	Third Quarter of 2014	$3.50	$1.40
	Second Quarter of 2014	$1.80	$1.30
	First Quarter of 2014	$2.00	$1.20

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

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Trevor Newton

Mr. Newton has assisted private and public companies in their financing, project acquisition, and development since 1996. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the years ended December 31, 2016.

The Company hereby undertakes to provide to any person without charge, upon request, a copy of such Code of Ethics. Such request may be made in writing to the Board of Directors at the address of the issuer.

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2016(1)(2)	Fiscal year ending December 31, 2015 (1)	Fiscal year ending December 31, 2014 (1)(3)
Audit Fees	$12,500	$12,500	$15,800
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$12,500	$12,500	$15,800

(1)	As of December 31, 2016, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2016
(3)	Estimated to date for the year ended December 31, 2014

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

Strata Oil & Gas Inc.

Financial Statements

December 31, 2016

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STRATA OIL & GAS INC.

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2016	2015
ASSETS
Current assets
Cash	$7,881	$2,541
GST receivables	1,660	1,164
Notes receivable from related parties	–	–
Prepaid expenses	1,365	–
Total current assets	10,906	3,705

Reclamation deposits	121,391	116,806
Notes receivable from related parties	–	217,461
Oil and gas property interest (unproved)	–	6,237,026
Total assets	$132,297	$6,574,998

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$91,326	$13,866
Accounts payable and accrued liabilities - related party	93,278	1,950
Notes payable	6,963	6,503
Derivative liability	779,796	1,153,491
Total current liabilities	971,363	1,175,810

Asset retirement obligation	138,728	128,301
Total liabilities	1,110,091	1,304,111

Commitments and Contingencies

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 14,215,016 and 9,169,418 shares issued and outstanding at December 31, 2016 and 2015; respectively	–	–
Additional paid-in capital	22,919,431	21,975,988
Stock subscriptions received	–	21,514
Accumulated deficit	(23,525,737)	(16,193,263)
Accumulated other comprehensive income	(371,488)	(533,352)
Total stockholders' equity (deficit)	(977,794)	5,270,887
Total liabilities and Stockholders' equity (deficit)	$132,297	$6,574,998

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2016	2015	2014
Operating Expenses:
Professional fees	$64,740	$70,364	$125,868
Office and sundry	8,443	20,973	30,377
Consulting fees	6,172	128,630	584,019
Transfer agent fees	1,861	4,787	2,478
Loss on disposal of properties	–	45,355	–
Accretion expense	6,566	13,622	10,545
Impairment of oil & gas properties	7,831,570	–	–
Total operating expenses	7,919,352	283,731	753,287

Other income (expense):
Interest income	998	–	1,287
Interest income, related party	1,153	8,015	3,637
Interest expense	(264)	–	–
Foreign exchange loss	111	23,104	(1,237)
Change in fair value of derivative liability	584,880	3,006,205	466,499
Total other income	586,878	3,037,324	470,186

Net income (loss)	(7,332,474)	2,753,593	(283,101)

Other comprehensive income (loss)
Foreign currency translation adjustment	161,864	(725,671)	(266,839)
Comprehensive (loss) income	$(7,170,610)	$2,027,922	$(549,940)
Basic and diluted earnings (loss) per share (Note 8)
Basic income (loss) per common share	$(0.56)	$0.30	$(0.03)
Diluted income (loss) per common share	$(0.56)	$0.30	$(0.03)
Basic weighted average number of shares outstanding	13,035,203	9,115,416	8,719,125
Diluted weighted average number of shares outstanding	13,035,203	9,161,527	8,719,125

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Stock Subscriptions Payable	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance December 31, 2013	8,572,850	$21,304,071	$–	$(18,663,755)	$459,158	$3,099,474
Stock compensation, non-employees	–	421,923	–	–	–	421,923
Reclassification of warrant derivative liability due to warrant exercise	–	110,049	–	–	–	110,049
Warrant exercise	65,250	69,600	–	–	–	69,600
Private placement, common stock and warrants issuance for cash	300,218	301,600	–	–	–	301,600
Derivative liability adjustment		(301,600)	–	–	–	(301,600)
Net loss and comprehensive loss	–	–	–	(283,101)	(266,839)	(549,940)
Balance December 31, 2014	8,938,318	21,905,643	–	(18,946,856)	192,319	3,151,106

Stock compensation, non-employees	–	41,845	–	–	–	41,845
Private placement, common stock and warrants issuance for cash	231,100	219,990	–	–	–	219,990
Derivative liability adjustment	–	(191,490)	–	–	–	(191,490)
Stock subscriptions received	–	–	21,514	–	–	21,514
Net loss and comprehensive loss	–	–	–	2,753,593	(725,671)	2,027,922
Balance December 31, 2015	9,169,418	21,975,988	21,514	(16,193,263)	(533,352)	5,270,887

Private placement, common stock and warrants issuance for cash and subscriptions payable	668,167	169,700	(21,514)	–	–	148,186
Derivative liability adjustment	–	(169,700)	–	–	–	(169,700)
Private placement, common stock	380,000	76,000	–	–	–	76,000
Issuance of stock for purchase of oil properties from related parties	3,997,431	867,443	–	–	–	867,443
Net loss and comprehensive loss	–	–	–	(7,332,474)	161,864	(7,170,610)
Balance December 31, 2016	14,215,016	$22,919,431	$–	$(23,525,737)	$(371,488)	$(977,794)

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2016		2015	2014
Cash flows from operating activities
Net income (loss)		$(7,332,474)	$2,753,593	$(283,101)
Adjustments to reconcile net income (loss) to net cash used in operating activities
Stock option expense for consulting fees		–	41,845	421,923
Accrued interest		–	–	(3,637)
Accretion expense		6,566	13,622	10,545
Change in fair value of derivative liability		(584,880)	(3,006,205)	(466,499)
Loss on disposal of oil and gas properties		–	45,355	–
Impairment of oil and gas properties		7,831,570	–	–
Change in assets and liabilities
Interest receivable		(1,153)	(8,693)	–
GST receivable		(468)	7,837	(2,616)
Prepaid expenses		(1,385)	4,012	(4,012)
Accounts payable		48,871	(35,056)	47,396
Accrued liabilities		15,329	(30,437)	32,387
Net cash used in operating activities		(18,024)	(214,127)	(247,614)

Cash flows from investing activities
Deposits		(998)	(4,996)	(23,892)
Acquisition of oil and gas interests		(156,060)	(62,285)	(298,786)
Notes receivable advances		–	(33,353)	–
Notes receivable advances to related party		(42,063)	(20,315)	(103,309)
Net cash used in investing activities		(199,121)	(120,949)	(425,987)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants		76,000	–	301,600
Proceeds from the exercise of warrants		–	–	69,600
Proceeds from issuance of common stock		147,000	219,990	–
Stock subscriptions received		–	21,514	–
Proceeds from loan financing		–	13,835	–
Repayment of loan financing		–	(7,225)	–
Net cash provided by financing activities		223,000	248,114	371,200

Foreign exchange effect on cash		(515)	(29,370)	(19,338)
Net increase (decrease) in cash		5,340	(116,332)	(321,739)
Cash, beginning balance		2,541	118,873	440,612
Cash, ending balance		$7,881	$2,541	$118,873

Supplemental disclosure of cash paid for:
Interest	$		$–	$–
Income taxes	$		$–	$–

Non-cash investing and financing activities
Reclass of additional paid-in capital to derivative liability		$169,700	$191,490	$301,600
Oil and gas acquisitions accrued		$94,654	$–	$–
Shares issued for acquisition of oil and gas properties		$867,443	$–	$–
Note receivable used for acquisition of oil and gas properties		$271,380	$–	$–
Common stock issued for subscription payable		$21,514	$–	$–

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

Notes to the Financial Statements

NOTE 1.     NATURE OF BUSINESS

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

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

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

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $525,000 to fund its operations during the next twelve months which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement and public offering of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

NOTE 3.     SIGNIFICANT ACCOUNTING POLICIES

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

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2016, 2015 or 2014.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2016, 2015 and 2014.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2016, 2015 and 2014 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at		Fair Value Measurement at
	December 31, 2016		December 31, 2015		December 31, 2014
	Using		Using		Using
	Level 3	Total	Level 3	Total	Level 3	Total
Liabilities:
Derivative liabilities	$779,796	$779,796	$1,153,491	$1,153,491	$4,482,296	$4,482,296

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

NOTE 4. NOTES RECEIVABLE, RELATED PARTIES

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

For the years ended December 31, 2016 and 2015, the Company advanced $26,706 (C$38,800) and $30,353 (C$63,700), respectively, under the short-term note agreements. The Company recognized $651 (C$874), $2,581 (C$3,322) and $231 in accrued interest income for the years ended December 31, 2016, 2015 and 2014, under the terms of the note agreements.

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2013	$5,178,906
Fair value of warrants issued in private placements	301,600
Exercise of warrants – reclassification to additional paid-in-capital	(110,049)
Change in fair value of derivative liabilities	(466,499)
Foreign exchange effect on derivative liability	(421,032)
Balance, December 31, 2014	$4,482,926
Fair value of warrants issued in private placements reclassified from equity	191,490
Change in fair value of derivative liabilities	(3,006,205)
Foreign exchange effect on derivative liability	(514,720)
Balance, December 31, 2015	$1,153,491
Fair value of warrants issued in private placements reclassified from equity	169,700
Fair value of warrants issued in private placements recognized as derivative expense	59,064
Change in fair value of derivative liabilities	(643,944)
Foreign exchange effect on derivative liability	41,485
Balance, December 31, 2016	$779,796

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2016	2015	2014
Volatility	254.90%	202.10%	1.01 to 1.79%
Expected life	.2 to 7 years	1 to 8 years	1 to 8 years
Risk-free interest rate	0.74% - 1.4%	.048 % to 1.36%	147.1%
Dividend yield	0.00%	0.00%	0.00%

NOTE 6. OIL AND GAS PROPERTIES

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

On February 22, 2016, the Company entered into two purchase / sale agreements acquiring a total of 45 leases, representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 3,997,431 shares of its common stock valued at $0.217 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

All the Company’s leases in the Peace River area are subject to royalties payable to the government of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The table below summarizes all lease properties of the Company as of the year ended December 31, 2016:

	Number of	Land Area	Annual Lease Payments
Acquisition Year	Leases	(Hectares)	CDN		USD
2005	6	9,152	32,032	/	$23,857
2006	29	35,328	123,585	/	$92,046
2007	21	13,312	46,592	/	$34,702
2008	5	1,280	4,480	/	$3,337
2011	1	1,600	5,600	/	$4,171
	62	60,672	212,289	/	$158,113

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007 for a total cost of $2,796,637. Since 2007, the Company has performed several studies on the area and has developed a drilling program. The Company intends to move forward on the drilling program when adequate funding is available. For the years ended December 31, 2016 and 2015, the Company did not drill any exploratory wells. As of December 31, 2016, the Company decided to fully impair all of its unproved properties for a total impairment of $7,831,570. This decision was made due to: the historically low commodity prices; the general lack of investment activity in the sector; the general lack of new oil sands lease activity in the region; and the need to update our 51-101 studies to reflect the new COGEH standards. As of the years ended December 31, 2016, 2015 and 2014, the Company had oil and gas property balance of $nil and $6,237,026 and $7,423,966, respectively.

The following table sets forth the Company’s future minimum lease payments for the years ending December 31:

Year	Future Minimum Lease Payments
2017	$212,289
2018	212,289
2019	212,289
2020	212,289
2021	180,257
Thereafter	83,552
Total	$1,112,965

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Properties. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $138,724 and $128,301 at December 31, 2016 and 2015, respectively, based on an undiscounted total future liability of $218,226 (CDN$293,000). These payments are expected to be incurred between 2020 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $6,559, $13,622 and $10,545 during the years ended December 31, 2016, 2015 and 2014, respectively, has been recorded in the Statements of Operations and Comprehensive Loss. The table below summarizes activity within our asset retirement obligation account.

	Years Ended December 31,
	2016	2015
Asset retirement obligations at beginning of year	$128,301	$138,049
Accretion expense	6,566	13,622
Liabilities incurred	–	–
Change in estimated obligations	–	–
Asset retirement obligations at end of year	134,867	151,671
Less: current retirement obligations	–	–
Change due to foreign exchange	3,861	(23,370)
Long-term retirement obligations	$138,728	$128,301

NOTE 8. RELATED PARTY TRANSACTIONS

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

Consulting fees

Mr. Daems did not bill the Company for his services as President; however, a related party by common director has a service agreement with the Company to assist with identification, acquisition and service of certain exploration style properties that fit the parameters of the Company’s acquisition plan. The Company recognized an expense of $45,032 in 2014 as consulting fees under the agreement.

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. The Company recognized $16,001 as consulting fees during the year ended December 31, 2015.  The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company. As of the date of this filing, the Company has yet to issue total shares of 234,950 to settle this liability.

Mr. Michael Ranger is a member of the Board of Directors of the Company. Mr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662 and $nil during the years ended December 31, 2016 and 2015, respectively. The Company and Mr. Ranger agreed to issue stock in lieu of cash for a portion of this services billed in the amount of $7,448. As of the date of this filing, the Company has yet to issue total shares of 23,258 to settle this liability.

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2016, the Company had 14,215,016 shares of common stock outstanding.

During the year ended December 31, 2016, the Company closed a series of private placements for a total of 623,167 units at $0.30 to $0.50 per unit for total offering proceeds of $138,000 and the payment of a subscription payable for cash received in 2015 of $21,514. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.20 to $0.50 for a period of five years from the date of placement. Warrants vest on the one year anniversary date.

On October 17, 2016, the Company closed a private placement with the President of the Company, totaling 45,000 units for total proceeds of $9,000. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.30 for a period of five years from the date of placement. Warrants vest on the one year anniversary date.

During the year ended December 31, 2016, the Company closed two private placements totaling 380,000 shares of common stock at $0.20 per common stock share for total proceeds of $76,000. A related party, a Company with common directors, participated in the transactions.

Refer to Note 6 Oil and Gas Properties for common stock shares issued for the acquisition of oil properties.

For the year ended December 31, 2015, 65,250 common share warrants were exercised at exercise prices of $0.90 to $1.50 for total proceeds of $69,600. Upon exercise, the fair value of these liability instruments of $110,049 was re-classified from liability to additional paid in capital.

During the year ended December 31, 2015 the Company closed a series of private placements totaling 23,110 units at $0.90 to $1.00 per unit for total offering proceeds of $219,990. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $1.50 for a period of five years from the date of placement.

During the year ended December 31, 2014 the Company closed a series of private placements totaling 300,218 units at $0.90 to $1.20 per unit for total offering proceeds of $301,600. Each unit consisted of one share of common stock of the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $1.40 to $1.80 for a period of five years from the date of placement.

The Company classified the entire proceeds of $301,600 from these private placements as a derivative liability related to the warrants.

For the year ended December 31, 2014, 65,250 common share warrants were exercised at exercise prices of $0.90 to $1.50 for total proceeds of $69,600. Upon exercise, the fair value of these liability instruments of $110,049 was re-classified from liability to additional paid in capital. See Note 5.

The following table summarizes the assumptions used in the Black-Scholes models to estimate the grant date fair value of the warrants:

The following table summarizes warrant activity during the years ended December 31, 2016 and 2015.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2014	3,634,697	$2.00	3,334,479	$2.10
Issued	231,100	$1.20	–	–
Canceled / exercised	–	–	–	–
Expired	–	–	–	–
Outstanding December 31, 2015	3,865,797	$2.00	3,509,697	$2.00
Issued	668,166	$0.40	–	–
Canceled / exercised	–	–	–	–
Expired	–	–	–	–
Outstanding December 31, 2016	4,533,963	$1.70	3,865,797	$2.00

The following tables summarizes outstanding warrants as of December 31, 2016:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.03 - $0.010	1,320,933	$0.70	3.9
$0.11 - $0.15	1,338,209	$1.30	1.7
$0.15 - $0.20	1,199,392	$1.90	2.2
$0.21 - $0.30	56,291	$2.80	2.3
$0.31 - $0.50	62,737	$4.50	1.8
$2.50 - $2.55	50,000	$21.90	0.5
	4,533,963

The Company classified proceeds on December 31, 2016, 2015 and 2014 of $169,700, $191,490 and $301,600, respectively, from the private placements of common stock plus warrants as a derivative liability.

NOTE 10. EARNINGS PER SHARE

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

The following table sets forth the basic and diluted net income per share computed for the years ended December 31, 2016, 2015 and 2014:

	For the years ended
	December 31,
	2016	2015	2014
Net income (loss)	$(7,332,474)	$2,753,593	$(283,101)
Less: Non-cash income from changes in fair value of derivative liabilities	–	(133,395)
Net loss - diluted	$(7,332,474)	$2,620,198	$(283,101)
Weighted average common shares outstanding - basic	13,035,203	9,115,416	8,719,125
Common stock options	–	4,444	–
Common stock warrants - liability treatment	–	41,666	–
Weighted average common shares outstanding - diluted	13,035,203	9,161,527	8,719,125
Net income per share data:
Basic	$(0.56)	$0.30	$(0.03)
Diluted	(0.56)	$0.30	$(0.03)

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

	For the years ended
	December 31,
	2016	2015	2014
Common stock options	–	347,000	477,000
Common stock warrants - liability treatment	4,533,963	3,740,797	3,634,697
Potentially dilutive securities	4,533,963	4,087,797	4,111,697

NOTE 11.     STOCK OPTION PLANS

Approval of the 2016 Stock Plan

In November 2016, the Board of Directors approved and the Company adopted the 2016 Stock Option Plan (“the 2016 Plan”). The 2016 Plan provides for the granting of up to 1,200,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2016 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2016 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

As of December 31, 2016, there were 1,200,000 shares available for grant.

2006 Stock Option Plan

In June 2006 the stockholders approved and the Company adopted its 2006 Stock Option Plan (“the 2006 Plan”). The 2006 Plan provides for the granting of up to 800,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2006 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

There were no stock options granted during the years ended December 31, 2016, 2015 and 2014.

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, December 31, 2013	100,000	$7.30		$0.00
Granted	377,000	1.70
Forfeited	–
Balance, December 31, 2014	477,000	2.90		0.00
Option granted	–	–
Options cancelled	(110,000)	2.50
Options exercised	–	–
Balance, December 31, 2015	367,000	3.00		0.00
Option granted	–	–
Options cancelled	(20,000)	22.90
Options exercised	–	–
Balance December 31, 2016	347,000	1.90	5.08	0.00

Exercisable at December 31, 2016	347,000	1.90	5.08	0.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2016:

	Options Outstanding and Exercisable
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.70- $1.20	20,000	$.70	5.53
$1.30 -$1.50	289,500	$1.40	6.71
$1.60 - $4.00	5,000	$3.00	3.92
$4.10 - $7.50	32,500	$6.50	1.90

	347,000

There were no unvested common stock options under the 2016 or 2006 Plan at December 31, 2016.

As of December 31, 2016, 2015 and 2014, there was no unrecognized compensation cost related to all options granted and outstanding.

During the year ended December 31, 2015, the Company recorded consulting fees of $41,845 in the statement of operations related to stock options granted to non-employees.

The Company issues new shares when options are exercised.

NOTE 12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2016	2015	2014
Loss carryforwards	$661,000	$627,200	$956,000
Capital losses	5,000	5,000	5,000
Office equipment	12,500	12,500	12,500
Oil & Gas properties	2,222,000	1,691,000	2,133,900
Asset retirement obligation	83,300	76,700	63,000
Deferred tax asset	2,983,800	2,412,400	3,170,400

Less valuation allowance	(2,983,800)	(2,412,400)	(3,170,400)
Deferred tax asset recognized	$–	$–	$–

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

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2016, 2015 and 2014, changes in valuation allowance were $571,400, ($758,000) and ($25,700), respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2016	2015	2014
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	19%	-24%	1%
%Non-deductible stock-based compensation	0%	-1%	-149%
Non%-deductible change in fair value of derivative liability	-117%	107%	165%
Non-deductible accretion expense	1%	4%	4%
Effect of foreign exchange	122%	-61%	2%
Effect of change in income tax rate	0%	0%	2%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2016, 2015 and 2014 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2016, 2015 and 2014.

Our income tax returns are generally considered closed to examination when we file a notice of determination with the taxing authority. No such notice has been filed to date.

NOTE 13.     COMMITMENTS AND CONTINGENCIES

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

NOTE 14.     SUBSEQUENT EVENTS

For the nine months ended September 30, 2017, the Company received proceeds of $126,052 from private placements totaling 880,260 common shares issued to a related party by common director.

For the nine months ended September 30, 2017, the Company issued 258,208 common shares as stock in-lieu of cash to directors of the Company for services provided during the year ended December 31, 2016.

On May 5, 2017, the Company sold one of its impaired legacy wells for total proceeds of $40,112 (CDN$55,000).

On June 16, 2017, the Company appointed Dave Mahowich as Director.

On July 18, 2017, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-10, pursuant to a plan approved by the Company’s Board of Directors. The reverse stock split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on December 1, 2017. All shares throughout these financial statements have been retroactively adjusted to reflect the reverse stock split.

On November 12, 2017, the Company granted stock options to purchase up to 340,000 shares of common stock to four individuals. The options vested upon issuance, have a price of $0.05 and expire on November 12, 2027.

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance (1)
1.2	Bylaws (1)
1.3	Audit Committee Charter (2)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1*	Fruci & Associates II, PLLC
15.2	2006 Stock Option Plan (3)
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Definition Linkbase Document
101.LAB*	XBRL Label Linkbase Document
101.PRE*	XBRL Presentation Linkbase Document

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s Annual Report on Form 20-F on April 29, 2015

(3) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

36

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A Amendment No. 1 and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

STRATA OIL & GAS INC.
(Registrant)

Dated: January 16, 2018	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	January 16, 2018
Trevor Newton

/s/ Michael Ranger	Director	January 16, 2018
Michael Ranger

/s/ Dave Mahowich	Director	January 16, 2018
Dave Mahowich

37