Form 20-F/A
period 2016-12-31
STRATA OIL & GAS, INC.
filed 2018-01-17
CIK 1227282

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment No. 2

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Explanatory Note

The purpose of this Amendment No. 2 to Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on January 16, 2018 (the “Form 20-F”), is solely to include the audit report.

No other changes have been made to the Form 20-F. This Amendment No. 2 to the Form 20-F speaks as of the original filing date of the Form 20-F and does not modify or update in any way disclosures made in the original Form 20-F, other than the updated Auditor’s Report.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Oil & Gas Inc.
	Years Ended December 31,
	2016	2015	2014	2013	2012
Revenue	$–	$–	$–	$–		$–
Operating Expenses	7,919,352	283,731	753,287	574,609		241,995
Other income (expense), net	586,878	3,037,324	470,186	(2,223,559)		(1,614,795)
Net income (loss)	$(7,332,474)	2,753,593	(283,101)	$(2,798,169)		$(1,856,790)

Basic income (loss) per common share:	$(0.56)	$0.30	$(0.03)	$(0.40)		$(0.30)
Diluted income (loss) per common share:	$(0.56)	0.30	(0.03)	N/A	$	N/A
Basic weighted average number of common shares outstanding	13,035,203	9,115,416	8,719,125	8,005,782		7,134,077
Diluted weighted average number of common shares outstanding	13,035,203	9,161,527	9,161,527	N/A		N/A

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

Financial Statements

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Strata Oil & Gas Inc.

Alberta, Canada

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Oil & Gas Inc. (“the Company”) as of December 31, 2016 and 2015, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years ended December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Consideration of the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred net losses since inception, has negative cash flows from operations, and is expected to incur further negative operating cash flows in the foreseeable future. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fruci & Associates II, PLLC

We have served as the Company’s auditor since 2017.

Spokane, Washington
January 16, 2018

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

* Filed herewith.

(1) Previously filed with the Company’s Registration Statement on Form S-4 on April 22, 2003

(2) Previously filed with the Company’s Annual Report on Form 20-F on April 29, 2015

(3) Filed with the Company’s Form S-8 Registration Statement on June 1, 2006

36

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A Amendment No. 2 and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

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