Form 20-F
period 2017-12-31
STRATA OIL & GAS, INC.
filed 2018-03-28
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
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

The registrant has one class of Common Stock with 15,853,719 shares outstanding at December 31, 2017 and 16,593,719 as of March 26, 2018. No preferred shares are issued and outstanding.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

STRATA OIL & GAS INC.

FORM 20-F ANNUAL REPORT 2017

i

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits
Bitumen	Heavy, viscous crude oil
Bluesky Formation	The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast
CHOPS	Cold Heavy Oil Production with Sand
Carboniferous	A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period
Cretaceous Period	A period occuring subsequent to the Jurassic period
Debolt Formation	Lies above the Elkton Formation and ranges from mid-to-upper Visean in age
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well
Drilling Logs	Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data
Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase
Jurassic Period	A period occurring subsequent to the Carboniferous period but prior to the Cretaceous period
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill and produce oil and gas from a piece of land
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment
Reserves	Generally the amount of oil or gas in a particular reservoir that is available for production
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Oil & Gas Inc. prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

Strata Oil & Gas Inc.
Years Ended December 31,

	2017	2016	2015	2014	2013
Revenue	$–	$–	$–	$–	$–
Operating Expenses	301,336	7,919,352	283,731	753,287	574,609
Other income (expense), net	581,297	586,878	3,037,324	(470,186)	(2,223,559)
Net income (loss)	$279,961	(7,332,474)	2,753,593	$(283,101)	$(2,798,169)

Basic income (loss) per common share:	$0.02	$(0.56)	$0.30	$(0.03)	$(0.40)
Diluted income (loss) per common share:	$0.02	(0.56)	0.30	(0.03)	$(0.40)
Basic weighted average number of common shares outstanding	14,880,909	13,035,203	9,115,416	8,719,125	8,005,782
Diluted weighted average number of common shares outstanding	14,880,909	13,035,203	9,161,527	8,719,125	8,005,782

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Oil & Gas Inc.
	December 31,
	2017	2016	2015	2014	2013

Cash and cash equivalents	$18,591	$7,881	$2,541	$118,873	$440,612
Other current assets	945	3,025	1,164	176,806	72,199
Reclamation deposits	96,738	121,391	116,806	133,745	121,870
Oil and gas property interests	–	–	6,237,026	7,423,966	7,784,848
Total assets	116,274	132,297	6,574,998	7,853,390	8,419,529
Current liabilities	372,588	971,363	1,175,810	4,564,235	5,180,432
Asset retirement obligations	163,020	138,728	128,301	138,049	139,623
Additional paid-in capital	23,232,255	22,919,431	21,975,988	21,905,643	21,304,071
(Accumulated deficit) retained earnings	(23,245,776)	(23,525,737)	(16,193,263)	(18,946,856)	(18,663,755)
Accumulated other comprehensive income	(405,813)	(371,488)	(533,352	192,319	459,158
Total liabilities and stockholders’ equity	116,274	132,297	6,574,998	7,853,390	8,419,529

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2017, 2016, 2015, 2014 and 2013, and the average rates for the period and the range of high and low rates for the period. The data for March 2018 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2017 was CDN $1.25 per U.S. $1.00.

The exchange rate as of March 26, 2018 was CDN $1.29 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
March, 2018	1.31	1.27
February, 2018	1.28	1.22
January, 2018	1.25	1.23
December, 2017	1.29	1.25
November, 2017	1.29	1.27
October 2017	1.29	1.25

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2017	1.30
For the twelve months ended December 31, 2016	1.32
For the twelve months ended December 31, 2015	1.28
For the twelve months ended December 31, 2014	1.10
For the twelve months ended December 31, 2013	1.03

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

2.           At this stage of our business, even with our good faith efforts, potential investors have a substantial risk of losing their investment.

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

3.           If capital is not available to fund future operations, we will not be able to pursue our business plan and operations would come to a halt.

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

12.           Our auditors’ opinion on our December 31, 2017 financial statements includes an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,245,776 as of December 31, 2017. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

13.           If we do not maintain the property lease payments on our properties, we will lose our interest in the properties as well as losing all monies incurred in connection with the properties.

We have two project regions in the Peace River region of Alberta, Canada consisting of oil sands leases, either acquired from the Government of Alberta or from third parties. The land packages are made up of a number of underlying individual leases. All of our leases require annual lease payments to the Alberta provincial government. See Item 4.D for a more detailed description of the property obligations. If we do not continue to make the annual lease payments, we will lose our ability to explore and develop the properties and we will not retain any kind of interest in the properties.

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

We are in the exploration stage of our business. As a result, our securities must be considered highly speculative. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas or oil. Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is reduced likelihood that we will generate any revenues or realize any profits in the very near term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenue, we will have to raise additional funds through loans from existing shareholders, the sale of our equity securities or a strategic arrangement with a third party in order to continue our business operations.

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

Item 4. Information on the Company

A. History and Development of Strata Oil & Gas Inc.

Strata Oil & Gas Inc. is a company principally engaged in the acquisition and exploration of oil and gas properties. We were incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2017, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases.

Continuance to Canada

We are presently incorporated under the Canada Business Corporations Act. On April 22, 2003, the Company filed a registration statement to affect a continuation of our corporate jurisdiction from the State of Nevada to Canada on Form S-4 with the United States Securities and Exchange Commission (SEC). The Form S-4 was declared effective on or about July 7, 2004. On September 13, 2004, Strata filed a Form 8-A with the SEC registering its class of common shares under Section 12(g) of the Exchange Act.

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

As of December 31, 2017, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases.

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

OIL SANDS LEASES

As of December 31, 2017, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases.

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

According to the Alberta Energy Regulator (AER), Alberta's oil sands are the third-largest proven crude oil reserve in the world, with total proven reserves of 166 billion barrels, and total recent production of up to 2.4 million barrels per day.

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

Planned Work by the Company for 2018

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

The Peace River Properties consist of a total of 58,368 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River, in both the Cadotte Lake area and also the Reno area.

Peace River Projects

The Peace River properties (hereinafter referred to as “Cadotte West”, “Cadotte Central”, “Cadotte East”, the “Cadotte Leases” and the “Reno Leases”) are comprised of 56 oil sands leases with the Government of the Province of Alberta, Canada.  All of the leases are for an initial 15-year term (and may then be converted to non-expiring leases) and require minimum annual lease payments to the Crown. Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease.

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

In late 2014, Strata commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property. The Company engaged specialized third party service provider(s) to assist with the development of a drill program which included the submission of an Oil Sands Exploration plan, the ("OSE") to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, and stake holder consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program. Due to the oil market, the Company has not carried out its drilling program. At any point, the Company may update and resubmit its OSE plan to the Crown.

Planned Work by the Company for 2018

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2017, 2016 and 2015. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2017	2016	2015
Operating expenses	$301,337	$7,919,352	$283,731
Other income	$581,298	$586,878	$3,037,324
Net income / (loss)	$279,961	$(7,332,474)	$2,753,593
Earnings per share from continuing operations, basic	$0.02	$(0.56)	$0.30
Earnings per share from continuing operations, diluted	$0.02	$(0.56)	$0.30
Basic weighted average common shares outstanding	14,880,909	13,035,203	9,115,416
Diluted weighted average common shares outstanding	15,310,909	13,035,203	9,161,527

REVENUES

The Company did not earn any revenue for the year ended December 31, 2017, 2016 and 2015. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

Year ended December 31, 2017 compared to the year ended December 31, 2016

RESULTS OF OPERATIONS

In 2016 and 2017, the Company focused its efforts on the acquisition of a portfolio of oil sands leases in the Cadotte and Reno areas of the Peace River. The leases totaled 39,680 hectares, more than doubling the Company’s holdings.

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

During the years ended December 31, 2017, 2016 and 2015, we had net income of $279,961, a net loss of ($7,332,474) and net income of $2,753,593, respectively. In the current year we recognized a non-cash charge on impairment of $164,566 of oil & gas properties. For the years ended December 31, 2016 and 2015, we recognized an impairment expense of $7,831,570 and $nil, respectively. As of December 31, 2016, management determined to fully impair its unproved oil and gas properties. We did not recognize an impairment in 2015.

For the years ended December 31, 2017, 2016 and 2015, we recognized operating expenses, excluding the oil and gas impairment charge, of $136,771, $87,783 and $283,731, respectively. The decrease in operating expenses from 2015 to 2016 of $195,948 is primarily due to an approximate $123,000 decrease in consulting fees as consulting fees during 2016 were capitalized as exploration costs as part of oil and gas properties. Operating expenses also decreased an approximate $45,000 due to no losses recognized in the year ended December 31, 2016 relating to the disposal of oil and gas properties. Further, operating expenses decreased an approximate $12,000 and $7,000 due to a decrease in office expenses and asset retirement accretion expense, respectively, due to less activity during the year from the general slow-down in the oil and gas industry. Operating expenses from 2016 to 2017 increased $48,988 primarily due to an increase in consulting fees.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 31, 2017, is a gain of $538,826 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability off-set by the issuance of common stock warrants. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2017 compared to 2016. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company determined the fair value of the derivative liability to be $273,170 as of December 31, 2017 based on an acceptable valuation model.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2017	2016	2015
Cash and cash equivalents	$18,591	$7,881	$2,541
Working capital (deficit)	(353,052)	(960,457)	(1,172,105)
Net cash provided by (used in)
Operating activities	(14,429)	(18,024)	(214,127)
Investing activities	(85,303)	(199,121)	(120,949)
Financing activities	176,052	223,000	248,114

As of December 31, 2017, we had $18,591 in cash, an increase of $10,710 from December 31, 2016. Management estimates that the Company will require approximately $525,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2018. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2018 our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown. Going forward we expect the short and long term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash used in operating activities during the years ended December 31, 2017, 2016 and 2015 was $14,429, $18,024 and $214,127, respectively. The decrease in cash used in operating activities was primarily due to a decrease in operating expense during the three years.

Cash used in investing activities during the years ended December 31, 2017, 2016 and 2015 was $85,303, $199,121 and $120,949, respectively. During 2017, the company acquired an additional 45 oilsands leases by entering into two purchase and sale agreements. During 2016, the Company acquired an additional 45 oil and gas properties leases for a total of 45,680 hectares in Northern Alberta, Canada. See Note 6 to the financial statements for more information.

The Company generated net cash inflows from financing activities of $223,000 compared to $248,114 in 2015 The Company raised $223,000 in funds from a series of private placements during 2016. See Note 9 to the financial statements for more information.

We had cash of $18,591 as of December 31, 2017. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$225,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$300,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2017 and 2016 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2017 and 2016.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2017 and December 31, 2016 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2017.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	900,676	212,289	424,578	236,929	26,880
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$900,676	$212,289	$424,578	$236,929	$26,880

The Peace River Project is currently comprised of 56 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $204,288. The leases are fifteen-year leases that expire beginning June 11, 2021 through January 6, 2026.

At December 31, 2017, the Company had trade payables and accrued liabilities of $91,700. All of these obligations are due in less than one year.

At December 31, 2017, the Company had a derivative liability of $273,170 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

Recent Accounting Pronouncements:

Please refer to Note 3 of the Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Trevor Newton (1)	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	May 22, 2014

Michael Ranger	Director	July 11, 2012

Dave Mahowich	Director	June 16, 2017

(1)	Mr. Newton was appointed as Chairman of the Board on May 22, 2014 and was appointed President, Chief Executive Officer, Chief Financial Officer, Secretary and Director on June 25, 2015.

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

DAVE MAHOWICH has 27 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations for Blackrock Ventures Inc. which was subsequently acquired by Shell Canada Ltd. for $2.4 billion. After Blackrock was acquired, Mr. Mahowich managed drilling in the region for Shell Canada. Mr. Mahowich has drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D.

Mr. Mahowich's professional experience also includes drilling and completion program management, operations, oil field manufacturing, and business/asssets development with a specific focus on heavy oil and bitumen plays.

B. Executive Compensation

The following table shows compensation paid to the directors and members of its administrative, supervisory or management bodies of the Company for the most recently completed financial year.

Name	Title	Year	Salary		Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton(1)	Director – Chairman, President, CEO, Secretary	2017	7,380		–	42,935	–	–	–	$–
		2016	75,240	(2)	–	200,000	–	–	–	–
		2015	16,001		–	200,000	–	–	–	–

Michael Ranger	Director	2017	–		–	–	–	–	–	–
		2016	12,662	(2)		–	–	–	–	–
Dave Mahowich	Director	2017	–	(4)	–	10,777	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company totaling 234,950 shares.

(3)	Michael Ranger was appointed Director on July 11, 2012

(4)	Dave Mahowich was appointed Director on June 16, 2017.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2017, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. The Company capitalized oil and gas exploration costs of $75,240 as of December 31, 2016, under this agreement. The agreement does not provide for termination benefits of any kind. No expense was incurred for services in 2017.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. The Company capitalized oil and gas exploration costs of $12,662 during the years ended December 31, 2017, under this agreement. The agreement does not provide for termination benefits of any kind. No expense was incurred for services in 2017.

Mr. Mahowich, Director, has a service agreement with the Company for his Director services. During 2017, Mr. Mahowich received options to purchase 90,000 shares of common stock at $0.05.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2017 or during the 2016 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 26, 2018. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares	Percent of total issued % (1)	Options
Trevor Newton(2)	5,944,358	35.82%	210,000

Michael Ranger(3)	–	–	110,000

Dave Mahowich(4)	–	–	90,000

All Executive Officers and Directors as a Group	5,944,358	35.82%	410,000

(1)	Based on 16,593,719 shares of common stock issued and outstanding as of March 26, 2018.
(2)	Mr. Newton was awarded 200,000 stock options to purchase common shares of the Company at an exercise price of $1.40 on July 1, 2014 and 250,000 stock options at an exercise price of $0.05 on November 12, 2017. Mr. Newton exercised 240,000 stock options at an exercise price of $0.05 on February 18, 2018. All stock options are fully vested.
(3)	Dr. Michael Ranger was awarded 20,000, 20,000 and 70,000 stock options to purchase common shares of the Company at an exercise price of $0.70, $1.40 and $.05 on July 11, 2012, July 11, 2012 and November 12, 2017, all which are fully vested.
(4)	Dave Mahowich was awarded 90,000 stock options to purchase common shares of the Company at an exercise price of $0.05 on June 16, 2017, of which 30,000 are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 26, 2018 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	5,944,358	35.82%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 26, 2018, the Company had one hundred seventy-six (176) registered shareholders holding 16,593,719 shares. Of these, one hundred forty-two (142) registered shareholders holding 6,735,830 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Stock purchases

During the year ended December 31, 2017, the Company received total proceeds of $176,052 from private placements for 1,380,260 common shares issued to a related party by common director.

Notes payable to related party

In December 2015, the Company borrowed $13,835 ($19,000 Canadian) under two separate note agreements for $7,282 ($10,000 Canadian) and $6,553 ($9,000 Canadian) with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The $7,282 loan from the immediate family relationship was repaid in its entirety at December 31, 2015. The notes payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2016, the effective interest rate on these notes payable was 3.7%. The balance of notes payable to related parties at December 31, 2016 was $6,963. The Company recognized interest expense of $264 and $nil for the years ended December 31, 2016 and 2015, respectively, in its Statement of Operations and Comprehensive Income.

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

Audited Financial Statements:

Fiscal years ended December 31, 2017, 2016 and 2015.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price*	Low Price*
2017	$0.80	$0.01
2016	$0.70	$0.10
2015	$1.60	$0.20
2014	$3.50	$1.10
2013	$3.10	$1.10

 *retrospectively adjusted for 1:10 stock split

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price		Low Price
2017	Fourth Quarter of 2017	$0.18	*	$0.01	*
	Third Quarter of 2017	$0.37		$0.13
	Second Quarter of 2017	$0.50		$0.10
	First Quarter of 2017	$0.80		$0.20

2016	Fourth Quarter of 2016	$0.30		$0.20
	Third Quarter of 2016	$0.50		$0.20
	Second Quarter of 2016	$0.50		$0.30
	First Quarter of 2016	$0.60		$0.20

2015	Fourth Quarter of 2015	$0.90		$0.30
	Third Quarter of 2015	$1.40		$0.60
	Second Quarter of 2015	$1.60		$0.80
	First Quarter of 2015	$1.50		$0.80

* retrospectively adjusted for 1:10 stock split

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the OTCQB tier of the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol SOIGF.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

On July 18, 2017, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-10, pursuant to a plan approved by the Company’s Board of Directors. The reverse stock split was declared effective by the Financial Industry Regulatory Authority (“FINRA”) on December 1, 2017. All shares referenced herein have been retroactively adjusted to reflect the reverse stock split.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 26, 2018, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.29. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2017, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2017, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2017, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2017 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2017, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

Composition of the Audit Committee

The Audit Committee is currently comprised of Trevor Newton (Chairman), Michael Ranger and Dave Mahowich, all of whom are financially literate under National Instrument 52-110 - Audit Committees (“NI 52-110”). Dr. Ranger and Mr. Mahowich are independent under NI 52-110. Mr. Newton is not considered independent under NI 52-110 as he serves as an executive officer of the Company.

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

Dave Mahowich

Mr. Mahowich has 27 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations. Mr. Mahowich managed drilling in the region for Shell Canada and drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D. Mr. Mahowich's professional experience also includes drilling and completion program management, operations, oil field manufacturing, and business/asssets development with a specific focus on heavy oil and bitumen plays.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the years ended December 31, 2017.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2017(1)(2)	Fiscal year ending December 31, 2016 (1)	Fiscal year ending December 31, 2015 (1)(3)
Audit Fees	$12,000	$12,500	$12,500
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$12,000	$12,500	$12,500

(1)	As of December 31, 2017, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2017

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

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance (1)
1.2	Bylaws (1)
1.3	Audit Committee Charter (2)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
14.1*	Fruci & Associates II, PLLC Consent
15.2	2006 Stock Option Plan (3)
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Definition Linkbase Document
101.LAB**	XBRL Label Linkbase Document
101.PRE**	XBRL Presentation Linkbase Document

* Filed herewith.

** To be filed by amendment

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

STRATA OIL & GAS INC.
(Registrant)

Dated: March 28, 2018	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 28, 2018
Trevor Newton

/s/ Michael Ranger	Director	March 28, 2018
Michael Ranger

/s/ Dave Mahowich	Director	March 28, 2018
Dave Mahowich

Strata Oil & Gas Inc.

Financial Statements

December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Strata Oil & Gas Inc.

Alberta, Canada

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Oil & Gas Inc. (“the Company”) as of December 31, 2017 and 2016, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the three years ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Spokane, Washington

March 27, 2018

STRATA OIL & GAS INC.

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2017	2016
ASSETS
Current assets
Cash	$18,591	$7,881
GST receivables	945	1,660
Prepaid expenses	–	1,365
Total current assets	19,536	10,906

Reclamation deposits	96,738	121,391
Total assets	$116,274	$132,297

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$76,951	$91,326
Accounts payable and accrued liabilities - related party	14,749	93,278
Notes payable	7,718	6,963
Derivative liability	273,170	779,796
Total current liabilities	372,588	971,363

Asset retirement obligation	163,020	138,728
Total liabilities	535,608	1,110,091

Commitments and Contingencies

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 15,853,719 and 14,215,016 shares issued and outstanding at December 31, 2017 and 2016; respectively	–	–
Additional paid-in capital	23,232,255	22,919,431
Accumulated deficit	(23,245,776)	(23,525,737)
Accumulated other comprehensive income	(405,813)	(371,488)
Total stockholders' equity (deficit)	(419,334)	(977,794)
Total liabilities and Stockholders' equity (deficit)	$116,274	$132,297

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2017	2016	2015
Operating Expenses:
Professional fees	$30,835	$64,740	$70,364
Office and sundry	5,660	8,443	20,973
Consulting fees	81,665	6,172	128,630
Transfer agent fees	4,640	1,861	4,787
Accretion expense	13,970	6,566	13,622
Impairment of oil & gas properties	164,566	7,831,570	–
Total operating expenses	301,336	7,919,352	238,376

Other income (expense):
Interest income	815	998	–
Interest income, related party	–	1,153	8,015
Interest expense	(282)	(264)	–
Gain (loss) on disposal of properties	42,502	–	(45,355)
Foreign exchange loss	(564)	111	23,104
Change in fair value of derivative liability	538,826	584,880	3,006,205
Total other income	581,297	586,878	2,991,969

Net income (loss)	279,961	(7,332,474)	2,753,593

Other comprehensive income (loss)
Foreign currency translation adjustment	(34,325)	161,864	(725,671)
Comprehensive (loss) income	$245,636	$(7,170,610)	$2,027,922
Basic and diluted earnings (loss) per share (Note 10)
Basic income (loss) per common share	$0.02	$(0.56)	$0.30
Diluted income (loss) per common share	$0.02	$(0.56)	$0.30
Basic weighted average number of shares outstanding	14,880,909	13,035,203	9,115,416
Diluted weighted average number of shares outstanding	15,310,909	13,035,203	9,161,527

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Stock Subscriptions Payable	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance December 31, 2014	8,938,318	$21,905,643	$–	$(18,946,856)	$192,319	$3,151,106

Stock compensation, non-employees	–	41,845	–	–	–	41,845
Private placement, common stock and warrants issuance for cash	231,100	219,990	–	–	–	219,990
Derivative liability adjustment	–	(191,490)	–	–	–	(191,490)
Stock subscriptions received	–	–	21,514	–	–	21,514
Net loss and comprehensive loss	–	–	–	2,753,593	(725,671)	2,027,922
Balance December 31, 2015	9,169,418	21,975,988	21,514	(16,193,263)	(533,352)	5,270,887

Private placement, common stock and warrants issuance for cash and subscriptions payable	668,167	169,700	(21,514)	–	–	148,186
Derivative liability adjustment	–	(169,700)	–	–	–	(169,700)
Private placement, common stock	380,000	76,000	–	–	–	76,000
Issuance of stock for purchase of oil properties from related parties	3,997,431	867,443	–	–	–	867,443
Net loss and comprehensive loss	–	–	–	(7,332,474)	161,864	(7,170,610)
Balance December 31, 2016	14,215,016	22,919,431	–	(23,525,737)	(371,488)	(977,794)
Private placement, common stock issuance for cash	1,380,495	176,052	–	–	–	176,052
Issuance of stock for services	258,208	83,060	–	–	–	83,060
Stock options issued	–	53,712	–	–	–	53,712
Net income and comprehensive loss	–	–	–	279,961	(34,325)	245,636
Balance December 31, 2017	15,853,719	$23,232,255	$–	$(23,245,776)	$(405,813)	$(419,334)

The accompanying notes are an integral part of these financial statements.

STRATA OIL & GAS INC.

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2017	2016	2015
Cash flows from operating activities
Net income (loss)	$279,961	$(7,332,474)	$2,753,593
Adjustments to reconcile net income (loss) to net cash used in operating activities
Stock based compensation for consulting fees	136,774	–	41,845
Accrued interest	282	–	–
Accretion expense	13,970	6,566	13,622
Change in fair value of derivative liability	(538,826)	(584,880)	(3,006,205)
(Gain) Loss on disposal of oil and gas properties	(42,502)	–	45,355
Impairment of oil and gas properties	164,566	7,831,570	–
Change in assets and liabilities
Interest receivable	–	(1,153)	(8,693)
GST receivable	(715)	(468)	7,837
Prepaid expenses	1,365	(1,385)	4,012
Accounts payable	375	48,871	(35,056)
Accrued liabilities	(29,679)	15,329	(30,437)
Net cash used in operating activities	(14,429)	(18,024)	(214,127)

Cash flows from investing activities
Deposits	–	(998)	(4,996)
Acquisition of oil and gas interests	(127,805)	(156,060)	(62,285)
Proceeds from the sale of property	42,502	–	–
Notes receivable advances	–	–	(33,353)
Notes receivable advances to related party	–	(42,063)	(20,315)
Net cash used in investing activities	(85,303)	(199,121)	(120,949)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	–	76,000	–
Proceeds from issuance of common stock	176,052	147,000	219,990
Stock subscriptions received	–	–	21,514
Proceeds from loan financing	–	–	13,835
Repayment of loan financing	–	–	(7,225)
Net cash provided by financing activities	176,052	223,000	248,114

Foreign exchange effect on cash	(34,797)	(515)	(29,370)
Net increase (decrease) in cash	41,523	5,340	(116,332)
Cash, beginning balance	7,881	2,541	118,873
Cash, ending balance	$18,591	$7,881	$2,541

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Reclass of additional paid-in capital to derivative liability	$–	$169,700	$191,490
Oil and gas acquisitions accrued	$36,761	$94,654	$–
Shares issued for acquisition of oil and gas properties	$–	$867,443	$–
Note receivable used for acquisition of oil and gas properties	$–	$271,380	$–
Common stock issued for subscription payable	$–	$21,514	$–

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

The Company is presently incorporated under the Canada Business Corporations Act.

As of December 31, 2017, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations. During the year ended December 31, 2017, the Company incurred a net income of $279,961, due to a gain in the fair value of derivatives, and had negative cash flows from operations of $14,429 and is expected to incur further negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,245,776 at December 31, 2017. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

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

On an annual basis management evaluates the carrying value of the Company’s leases and associated assets and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties, geographic and geologic data, and also the commodity price forecast. As of December 31, 2017, and 2016, the Company determined to fully impair certain assets primarily relating to unproved leases and legacy wells for a total impairment of $164,566 and $7,831,570, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2017 or 2016.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2017 and 2016.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2017, 2016 and 2015 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Stock Options

The Company measures all employee stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk free interest rates.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The amount of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the year ended December 31, 2017, 307,000 of the outstanding common stock options and 4,367,297 outstanding warrants had an exercise price above the weighted average stock price for the twelve-month period. Accordingly, these potentially dilutive shares were anti-dilutive. 430,000 of the common stock options are included as dilutive shares for purposes of calculating the diluted weighted average stock price. For the year ended December 31, 2016, all of the outstanding 347,000 options and outstanding 4,533,963 warrants had an exercise price above the weighted average stock price for yearend period. Accordingly, all of the potentially dilutive shares were anti-dilutive.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. We evaluate our hierarchy disclosures each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2017		December 31, 2016
	Using		Using
	Level 3	Total	Level 3	Total
Liabilities:
Derivative liabilities	$273,170	$273,170	$779,796	$779,796

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

In November 2016, the FASB issued ASU No. 2016-18 which require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments do not provide a definition of restricted cash or restricted cash equivalents.  The guidance is effective for annual reporting periods beginning after December 15, 2017, and interim periods within those fiscal years. The amendments should be applied using a retrospective transition method to each period presented. The Company is evaluating the impact of adopting this standard on its statement of cash flows.

In February 2017, the FASB has issued ASU No. 2017-05, Other Income – Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20). This amendment clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. A contract that includes the transfer of ownership interests in one or more consolidated subsidiaries is within the scope of Subtopic 610-20 if substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets. The amendment clarifies that an entity should identify each distinct nonfinancial asset or in substance nonfinancial asset promised to a counterparty and derecognize each asset when a counterparty obtains control of it. This is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. We do not expect the adoption of this standard to have a material effect on our financial statements and related disclosures.

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

NOTE 4. NOTES RECEIVABLE, RELATED PARTIES

During the period December 27, 2013 through February 22, 2016, the Company entered into several unsecured short-term note receivable agreements with a related party through common directors.

On February 22, 2016, the Company and the borrowers entered into a purchase and sale agreement whereby the Company elected to acquire all the rights and obligations associated with 45 oilsands leases representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. As part of the purchase price, the notes receivable were applied towards the purchase of the oilsands lease rights. Accordingly, the notes receivable plus accrued interest were $nil as of December 31, 2017 and 2016. See Note 6 “Oil and Gas Properties” for additional discussion of the lease acquisitions.

For the years ended December 31, 2017, 2016 and 2015 the Company recognized $0, $1,153 and $8,015, respectively of interest income under the terms of the note agreements.

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2015	$1,153,491
Fair value of warrants issued in private placements reclassified from equity	169,700
Fair value of warrants issued in private placements recognized as derivative expense	59,064
Change in fair value of derivative liabilities	(643,944)
Foreign exchange effect on derivative liability	41,485
Balance, December 31, 2016	779,796
Fair value of expired warrant	(140)
Change in fair value of derivative liabilities	(542,834)
Foreign exchange effect on derivative liability	36,348
Balance, December 31, 2017	$273,170

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2017	2016	2015
Volatility	383.07%	254.90%	202.10%
Expected life	.2 to 4 years	.2 to 7 years	1 to 8 years
Risk-free interest rate	1.73% - 1.9%	0.74% - 1.4%	.048 % to 1.36%
Dividend yield	0.00%	0.00%	0.00%

NOTE 6. OIL AND GAS PROPERTIES

During the period June 2006 through January 2007, the Company acquired the rights to multiple oilsands leases within the Peace River area of Alberta, Canada (the “Peace River Properties”). The leases were granted by the Province of Alberta. All the leases are for a 15-year term, require minimum annual lease payments, and grant the Company the right to explore and develop oil sands on the respective leases.

On February 22, 2016, the Company acquired an additional 45 oilsands leases by entering into two purchase and sale agreements. The oilsands leases represent 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 3,997,431 shares of its common stock valued at $0.217 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

All the Company’s leases in the Peace River area are subject to royalties payable to the government of the Province of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007. Since then, the Company has completed several third-party technical reports on its oilsands leases including a prefeasibility study and has developed an oilsands exploration program. The Company intends to move forward on the program and projects when adequate funding is available. As of December 31, 2017 and 2016, the Company decided to fully impair certain of its assets primarily relating to unproved leases and legacy wells for a total impairment of $164,566 and $7,831,570, respectively. This decision was made due to: the historically low commodity prices; the general lack of investment activity in the sector; the general lack of new oil sands lease activity in the region; and the need to update the Company’s 51-101 studies to reflect the new COGEH standards.

On May 5, 2017, the Company sold one of its impaired legacy wells for total proceeds of $42,502 (CDN$55,000) which has been recorded in the Statement of Comprehensive Income / (Loss).

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $140,346 at September 30, 2016, based on an undiscounted total future liability of $225,229 (CDN$293,000). These payments are expected to be incurred between 2020 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $13,970, $6,566 and $13,622 for the years ended December 31, 2017, 2016 and 2015, respectively, has been recorded in the Statements of Operations and Comprehensive Income / (Loss).

NOTE 8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Stock purchases

During the year ended December 31, 2017, the Company received total proceeds of $176,052 from private placements for 1,380,260 common shares issued to a related party by common director.

Notes payable to related party

In December 2015, the Company borrowed $13,835 ($19,000 Canadian) under two separate note agreements for $7,282 ($10,000 Canadian) and $6,553 ($9,000 Canadian) with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The $7,282 loan from the immediate family relationship was repaid in its entirety at December 31, 2015. The notes payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2016, the effective interest rate on these notes payable was 3.7%. The balance of notes payable, including interest, to related parties at December 31, 2017 and 2016 was $7,718 and $6,963, respectively. The Company recognized interest expense of $282, $264 and $nil for the years ended December 31, 2017, 2016 and 2015, respectively, in its Statement of Operations and Comprehensive Income.

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

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2017, the Company had 15,853,719 shares of common stock outstanding.

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

During the year ended December 31, 2016, the Company closed two private placements totaling 380,000 shares of common stock at $0.20 per common stock share for total proceeds of $76,000. A related party, a company with a common director, participated in the transactions.

For the year ended December 31, 2017, the Company received proceeds of $126,052 from private placements totaling 880,260 common shares issued to a related party by common director.

For the year ended December 31, 2017, the Company issued 258,208 common shares as stock in-lieu of cash to directors of the Company for services provided during the year ended December 31, 2016.

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

The following table summarizes the assumptions used in the Black-Scholes models to estimate the grant date fair value of the warrants:

The following table summarizes warrant activity during the years ended December 31, 2017, 2016 and 2015.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2015	3,865,797	$2.00	3,509,697	$2.00
Issued	668,166	$0.40	–	–
Canceled / exercised	–	–	–	–
Expired	–	–	–	–
Outstanding December 31, 2016	4,533,963	$1.70	3,865,797	$2.00
Issued	–
Canceled / exercised	–
Expired	166,666
Outstanding December 31, 2017	4,367,297	$1.75	4,367,297	$1.75

The following tables summarizes outstanding warrants as of December 31, 2017:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.20 - $22.50	4,367,297	$1.75	.5 – 4.75

The Company classified proceeds on December 31, 2017, 2016, and 2015 of $0, $169,700 and $191,490, respectively, from the private placements of common stock plus warrants as a derivative liability.

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

The following table sets forth the basic and diluted net income per share computed for the years ended December 31, 2017, 2016 and 2015:

	For the years ended
	December 31,
	2017	2016	2015
Net income (loss)	$279,961	$(7,332,474)	$2,753,593
Less: Non-cash income from changes in fair value of derivative liabilities	–	–	(133,395)
Net loss - diluted	$279,961	$(7,332,474)	$2,620,198
Weighted average common shares outstanding - basic	14,880,909	13,035,203	9,115,416
Common stock options	–	–	4,444
Common stock warrants - liability treatment	–	–	41,666
Weighted average common shares outstanding - diluted	15,310,909	13,035,203	9,161,527
Net income per share data:
Basic	$0.02	$(0.56)	$0.30
Diluted	0.02	$(0.56)	$0.30

The weighted average number of shares outstanding used in the computation of the basic and diluted net income per share does not include the effect of the following potential outstanding shares of common stock. The effects of these potentially outstanding shares were not included in the calculation of basic and diluted net income per share because the effect would have been anti-dilutive.

	For the years ended
	December 31,
	2017	2016	2015
Common stock options	–	–	347,000
Common stock warrants - liability treatment	4,367,297	4,533,963	3,740,797
Potentially dilutive securities	4,367,297	4,533,963	4,087,797

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

Stock Option Activity

On June 16, 2017, the Company granted stock options to purchase up to 90,000 shares of common stock to an individual. The options vest over two years, have a price of $0.50 and expire on November 12, 2027.

On November 12, 2017, the Company granted stock options to purchase up to 340,000 shares of common stock to four individuals. The options vested upon issuance, have a price of $0.50 and expire on November 12, 2027.

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, December 31, 2014	477,000	2.90		0.00
Option granted	–	–
Options cancelled	(110,000)	2.50
Options exercised	–	–
Balance, December 31, 2015	367,000	3.00		0.00
Option granted	–	–
Options cancelled	(20,000)	2.90
Options exercised	–	–
Balance December 31, 2016	347,000	1.20	2.60	0.00
Option granted	430,000	.50
Options cancelled	(40,000)
Options exercised
Balance December 31, 2017	737,000	0.85	7.75	0.00

Exercisable at December 31, 2017	677,000	0.88	7.91	0.00

The following table summarizes information concerning outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2016:

	Options Outstanding and Exercisable
Range of Exercise Price	Number of Options	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.13 – 1.40	737,000	$0.85	7.75

As of December 31, 2017, 2016 and 2015, there was no unrecognized compensation cost related to all options granted and outstanding.

During the year ended December 31, 2015, the Company recorded consulting fees of $41,845 in the statement of operations related to stock options granted to non-employees.

NOTE 12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2017	2016	2015
Loss carryforwards	$763,000	$661,000	$627,200
Capital losses	5,000	5,000	5,000
Office equipment	12,500	12,500	12,500
Oil & Gas properties	2,871,000	2,222,000	1,691,000
Asset retirement obligation	89,900	83,300	76,700
Deferred tax asset	3,741,400	2,983,800	2,412,400

Less valuation allowance	(3,741,400)	(2,983,800)	(2,412,400)
Deferred tax asset recognized	$–	$–	$–

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

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2017, 2016 and 2015, changes in valuation allowance were $757,600, $571,400 and ($758,000), respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2017	2016	2015
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	20%	19%	-24%
%Non-deductible stock-based compensation	0%	0%	-1%
Non%-deductible change in fair value of derivative liability	-64%	-117%	107%
Non-deductible accretion expense	15%	1%	4%
Effect of foreign exchange	54%	122%	-61%
Effect of change in income tax rate	0%	0%	0%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2017, 2016 and 2015 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2017, 2016 and 2015.

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

NOTE 14.     SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements other the following.

Subsequent to December 31, 2017, the Company received proceeds of $50,000 from private placements for 500,000 common shares issued to a related party by common director.

Subsequent to December 31, 2017, the Company’s President exercised 240,000 of his options for $12,000.

