Form 20-F
period 2018-12-31
Strata Power Corp
filed 2019-03-29
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission file number: 000-500934

STRATA POWER CORPORATION

(f/k/a/ Strata Oil & Gas Inc.)

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

The registrant has one class of Common Stock with 17,093,719 shares outstanding at December 31, 2018 and 17,093,719 as of March 28, 2019. No preferred shares are issued and outstanding.

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically, if any, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

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

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

STRATA POWER CORPORATION

FORM 20-F ANNUAL REPORT 2018

i

OIL AND GAS GLOSSARY

Term	Definition

Basin	A depressed area where sediments have accumulated during geologic time and considered to be prospective for oil and gas deposits
Bitumen	Heavy, viscous crude oil
Bluesky Formation	The Bluesky is fine to medium grained, usually glauconitic, partly calcareous or sideritic, salt and pepper sandstone with fair porosity. Chert granules and pebbles occur near the top, with thin shale interbedded throughout. The thickness is 0-46 meters in the Peace River plains subsurface. It thins to the south and southeast
CHOPS	Cold Heavy Oil Production with Sand
Carboniferous	A series of stratified rocks and associated volcanic rocks which occur above the Devonian or Old Sandstone and below the Permian or Triassic systems belonging to the Carboniferous period
Cretaceous Period	A period occurring subsequent to the Jurassic period
Debolt Formation	Lies above the Elkton Formation and ranges from mid-to-upper Visean in age
Development	The phase in which a proven oil or gas field is brought into production by drilling production (development) wells
Drilling	The using of a rig and crew for the drilling, suspension, production testing, capping, plugging and abandoning, deepening, plugging back, sidetracking, re-drilling or reconditioning of a well
Drilling Logs	Recorded observations made of rock chips cut from the formation by the drill bit, and brought to the surface with the mud, as well as rate of penetration of the drill bit through rock formations. Used by geologists to obtain formation data
Exploration	The phase of operations which covers the search for oil or gas by carrying out detailed geological and geophysical surveys followed up where appropriate by exploratory drilling. Compare to "Development" phase
Jurassic Period	A period occurring subsequent to the Carboniferous period but prior to the Cretaceous period
Mineral Lease	A legal instrument executed by a mineral owner granting exclusive right to another to explore, drill and produce oil and gas from a piece of land
Porosity	The ratio of the volume of void spaces in a rock or sediment to the total volume of the rock or sediment
Reserves	Generally, the amount of oil or gas in a particular reservoir that is available for production
Reservoir	The underground rock formation where oil and gas has accumulated. It consists of a porous rock to hold the oil or gas, and a cap rock that prevents its escape.

ii

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking information. Forward-looking information includes statements relating to future actions, prospective products, future performance or results of current or anticipated products, sales and marketing efforts, costs and expenses, interest rates, outcome of contingencies, financial condition, results of operations, liquidity, business strategies, cost savings, objectives of management of Strata Power Corporation, formerly Strata Oil & Gas Inc. (hereinafter referred to as the “Company,” “Strata” or “we”) and other matters. Forward-looking information may be included in this Annual Report on Form 20-F or may be incorporated by reference from other documents filed with the Securities and Exchange Commission (the “SEC”) by the Company. One can find many of these statements by looking for words including, for example, “believes,” “expects,” “anticipates,” “estimates” or similar expressions in this Annual Report on Form 20-F or in documents incorporated by reference in this Annual Report on Form 20-F. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2018	2017	2016	2015	2014
Revenue	$–	$–	$–	$–	$–
Operating Expenses	225,564	301,336	7,919,352	283,731	753,287
Other income (expense), net	239,576	581,297	586,878	(3,037,324)	(470,186)
Net income (loss)	$14,012	$279,961	$(7,332,474)	$(2,753,593)	$(283,101)

Basic income (loss) per common share:	$0.00	$0.02	$(0.56)	$(0.30)	$(0.03)
Diluted income (loss) per common share:	$0.00	$0.02	$(0.56)	$(0.30)	$(0.03)
Basic weighted average number of common shares outstanding	16,891,966	14,880,909	13,035,203	9,115,416	8,719,125
Diluted weighted average number of common shares outstanding	16,891,966	15,310,909	13,035,203	9,161,527	8,719,125

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2018	2017	2016	2015	2014

Cash and cash equivalents	$11,894	$18,591	$7,881	$2,541	$118,873
Other current assets	894	945	3,025	1,164	176,806
Reclamation deposits	90,531	96,738	121,391	116,806	133,745
Oil and gas property interests	–	–	–	6,237,026	7,423,966
Total assets	103,319	116,274	132,297	6,574,998	7,853,390
Current liabilities	235,057	372,588	971,363	1,175,810	4,564,235
Asset retirement obligations	158,783	163,020	138,728	128,301	138,049
Additional paid-in capital	23,344,255	23,232,255	22,919,431	21,975,988	21,905,643
(Accumulated deficit) retained earnings	(23,231,764)	(23,245,776)	(23,525,737)	(16,193,263)	(18,946,856)
Accumulated other comprehensive income	(403,012)	(405,813)	(371,488)	(533,352)	192,319
Total liabilities and stockholders’ equity	103,319	116,274	132,297	6,574,998	7,853,390

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014, and the average rates for the period and the range of high and low rates for the period. The data for March 2018 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2018 was CDN $1.36 per U.S. $1.00.

The exchange rate as of March 27, 2019 was CDN $1.34 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2019	1.28	1.22
January, 2019	1.36	1.31
December, 2018	1.36	1.32
November, 2018	1.33	1.31
October, 2018	1.31	1.28
September, 2018	1.32	1.29

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2018	1.30
For the twelve months ended December 31, 2017	1.30
For the twelve months ended December 31, 2016	1.32
For the twelve months ended December 31, 2015	1.28
For the twelve months ended December 31, 2014	1.10

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the offer and use of proceeds

Not applicable.

D. Risk Factors

An investment in the Company has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this Annual Report. If any of the following risks actually occur, our business, operating results and financial condition could be harmed, and the value of our stock could go down. This means you could lose all or a part of your investment.

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

12.           Our auditors’ opinion on our December 31, 2018 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,231,764 as of December 31, 2018. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

We are in the exploration stage of our business. As a result, our securities must be considered highly speculative. We are engaged in the business of exploring and, if warranted and feasible, developing natural gas and oil properties. Our current properties are without known reserves of natural gas or oil. Accordingly, we have not generated any revenue, nor have we realized a profit from our operations to date and there is reduced likelihood that we will generate any revenues or realize any profits in the very near term. Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural gas and oil, which itself is subject to numerous risk factors as set forth herein. Since we have not generated any revenue, we will have to raise additional funds through loans from existing shareholders, the sale of our equity securities or a strategic arrangement with a third party in order to continue our business operations.

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

Our Articles of Incorporation authorize the issuance of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. The future issuance of our unlimited authorized common shares may result in substantial dilution in the percentage of our common shares held by our then existing shareholders. We may value any common shares issued in the future on an arbitrary basis. The issuance of common shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors and might have an adverse effect on any trading market for our common shares.

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

Item 4. Information on the Company

A. History and Development of Strata Power Corporation

Strata Power Corporation is a company principally engaged in the acquisition and exploration of oil and gas properties. We were incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. On December 27, 2018, the Company filed a Certificate of Amendment with Corporations Canada changing its name from Strata Oil & Gas Inc. to Strata Power Corporation

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2018, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

B. Business Overview

Refer to Item 4.A “History and Development of Strata Power Corporation" for information regarding the Company’s history and business activities.

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

As of December 31, 2018, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

OIL SANDS LEASES

As of December 31, 2018, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells on these leases.

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

These deposits contain a significant amount of oil but only in recent decades has commercial production become economic. Extraction of oil from oil sands requires the input of significant amounts of thermal energy or other technology. There are two main types of oil sands production methods: surface mining and in-situ. Surface mining is accomplished using an open pit operation whereby the oil sands are excavated and trucked to a processing facility. For oil sands reservoirs too deep to support surface mining, a technique known as in-situ recovery is utilized. In-situ production recovers the oil through a well and utilizes thermal energy or other technologies to reduce the viscosity of the bitumen to allow it to flow to the well bore. There are some oil sands reservoirs where primary or “cold” production is possible. The oil in these reservoirs is light enough to flow to the well without thermal treatment, utilizing either vertical or horizontal wells.

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

Planned Work by the Company for 2019

The Company plans to continue focusing its resources on the analysis and development of its Peace River oil sands properties.

PEACE RIVER OIL SANDS LEASES

Acquisition of Interest

The Company has entered into a series of leases in multiple transactions with the Province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Properties”). Some of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. Upon being notified that it has submitted the highest bid for a specific land parcel, the Company immediately pays the Crown the bid price and enters into a formal lease agreement. The bid price includes the first year’s minimum annual lease payments. The remainder of the leases were acquired by third parties, however, all the Company’s leases are leased directly with the Crown.

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

The nature of the geology of the carbonate sequence in the Cadotte area has a significant influence on the distribution of the bitumen resource. The principal reference source for this section is the Alberta Research Council’s publication, “Geological Atlas of the Western Canada Sedimentary Basin”. The sequence that hosts the bitumen deposits is the Rundle Group of Lower Carboniferous age. The Rundle Group in this area includes three stratigraphic units which, in ascending order, are the Pekisko, Shunda and Debolt Formations. From place-to-place the Debolt Formation may also include another distinct unit, the Elkton Member. In the Cadotte area, the Elkton Member is usually present, as long as the overlying unconformity with the Cretaceous sequence has not eroded the entire Debolt Formation sequence. Although there are many intervals that are bitumen enriched in the Rundle sequence in the Cadotte area, the principal enrichment zones occur in the Elkton Member, the upper half of the Debolt but usually not right at the top of the formation and, to a lesser extent, in the Shunda Formation. The high-grade zones of enrichment are those that occur in the Elkton Member and the Debolt Formation.

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

Cadotte Central and Cadotte West

The Company completed the drilling of its first four wells in the winter drilling season of 2006 – 2007 and engaged Norwest Corporation (“Norwest”) of Calgary, Alberta, Canada to assist Strata with the planning and undertaking of its exploration of the Cadotte leases. Subsequently, Strata completed the following technical reports relating to these leases:

Evaluation of In-Place Bitumen Resources – Cadotte Central Leases (August 16, 2007) [Norwest]

Preliminary Feasibility Study of the Cadotte Central Leases (February 29, 2008) [Norwest Questa]

Pilot Projects: Carbonate-Hosted Bitumen Deposits in Alberta (July 17, 2008) [Norwest]

Cadotte Central Resource Reclassification (Upgrade) (April 28, 2010) [Norwest]

Evaluation of Bitumen Resources Cadotte Central and West Leases (May 10, 2013) [Norwest]

These studies were designed to comply with the requirements of National Instrument 51-101 and the resource classification scheme and criteria elaborated in Volume 1, of the Canadian Oil and Gas Evaluation Handbook (“COGEH”) at the time they were authored. However, since that time, COGEH standards have been modified and therefore Strata is no longer permitted to publicize the contents of these reports under Canadian Securities Regulations.

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

In late 2014, Strata commenced initial planning and permitting activities needed to develop a drill program and continue exploration of the identified targets for the Cadotte West property. The Company engaged specialized third-party service provider(s) to assist with the development of a drill program which included the submission of an Oil Sands Exploration plan, the ("OSE") to the Crown. Elements of an OSE application include, but are not limited to, mapping and locating services, sensitive areas, wildlife zones, historical work in the area, site access, environmental services, exploration operations detail, and stake holder consultation and project management services. The OSE program approval was received in February 2015 granting the Company two years from the date of issue to conduct its exploration program. Due to the oil market, the Company has not carried out its drilling program. At any point, the Company may update and resubmit its OSE plan to the Crown.

In 2018, Strata completed the following technical report relating to a portion of its oil sands leases:

Evaluation of Bitumen Resources, Cadotte Lease Blocks (November 19, 2018) [Gustavson Associates]

This study was prepared according to National Instrument 51-101 and the resource classification scheme and criteria elaborated in the Canadian Oil and Gas Evaluation Handbook (COGEH v. 2 - section 2.5.5, p. 2-71).

Planned Work by the Company for 2019

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2018, 2017 and 2016. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2018	2017	2016
Operating expenses	$225,564	$301,337	$7,919,352
Other income	$239,576	$581,298	$586,878
Net income / (loss)	$14,012	$279,961	$(7,332,474)
Earnings per share from continuing operations, basic	$0.00	$0.02	$(0.56)
Earnings per share from continuing operations, diluted	$0.00	$0.02	$(0.56)
Basic weighted average common shares outstanding	16,891,966	14,880,909	13,035,203
Diluted weighted average common shares outstanding	16,891,966	15,310,909	13,035,203

REVENUES

The Company did not earn any revenue for the year ended December 31, 2018, 2017 and 2016. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

Year ended December 31, 2018 compared to the year ended December 31, 2017

RESULTS OF OPERATIONS

In 2017 and 2016, the Company focused its efforts on the acquisition of a portfolio of oil sands leases in the Cadotte and Reno areas of the Peace River. The leases totaled 39,680 hectares, more than doubling the Company’s holdings.

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

During the years ended December 31, 2018, 2017 and 2016, we had net income of $14,012, a net income of $279,961 and net loss of ($7,332,474), respectively. In the current year, we recognized a non-cash charge on impairment of oil & gas properties of $137,329. For the years ended December 31, 2017 and 2016, we recognized an impairment expense of $164,566 and $7,831,570, respectively.

For the years ended December 31, 2018, 2017 and 2016, we recognized operating expenses, excluding the oil and gas impairment charge, of $88,235, $136,771 and $87,783, respectively. Operating expenses from 2016 to 2017 increased $48,988 primarily due to an increase in consulting fees. These fees did not occur at the same level in 2018 and thus, operating expenses declined by $48,536 in 2018.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 31, 2018, is a gain of $207,101 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2018 compared to 2017 and the expiration of a significant amount of warrants. See Note 5 of the Financial Statements for more on the change in the derivative liability. The Company determined the fair value of the derivative liability to be $54,626 as of December 31, 2018 based on an acceptable valuation model.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2018	2017	2016
Cash and cash equivalents	$11,894	$18,591	$7,881
Working capital (deficit)	(222,270)	(353,052)	(960,457)
Net cash provided by (used in)
Operating activities	48,422	(14,429)	(18,024)
Investing activities	(138,994)	(85,303)	(199,121)
Financing activities	100,000	176,052	223,000

As of December 31, 2018, we had $11,894 in cash, a decrease of $6,697 from December 31, 2017. Management estimates that the Company will require approximately $525,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2018. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2019, our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2018, 2017 and 2016 was $48,422, ($14,429) and ($18,024), respectively. The increase in cash provided by operations in 2018 was a result of $110,000 deposit received from a related party by common director. The increase in cash used in operating activities in 2017 was primarily due to a decrease in operating expense.

Cash used in investing activities during the years ended December 31, 2018, 2017 and 2016 was $138,994, $85,303 and $199,121, respectively. During 2017, the company acquired an additional 45 oil sands leases by entering into two purchase and sale agreements. During 2016, the Company acquired an additional 45 oil and gas properties leases for a total of 45,680 hectares in Northern Alberta, Canada. See Note 6 to the financial statements for more information.

The Company generated net cash inflows from financing activities of $100,000 compared to $176,052 and $223,000 in 2017 and 2016, respectively. The Company raised $100,000 in funds from a series of private placements during 2018. See Note 9 to the financial statements for more information.

We had cash of $11,894 as of December 31, 2018. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2018 and 2017 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2018 and 2017.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2018 and December 31, 2017 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2018.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	481,824	212,352	236,992	15,680	16,800
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$481,824	$212,352	$236,992	$15,680	$16,800

The Peace River Project is currently comprised of 56 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $204,288. The leases are fifteen-year leases that expire beginning June 11, 2021 through January 6, 2026.

At December 31, 2018, the Company had trade payables and accrued liabilities of $63,028. All of these obligations are due in less than one year.

At December 31, 2018, the Company had a derivative liability of $54,626 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

TREVOR NEWTON is the founder of Strata Oil & Gas and has been involved in the development of the company from the initial land acquisition and discovery stage, through to the present. He has assisted the company by establishing its corporate focus, assembling its team, and helping advance its core project. Mr. Newton is also a Director of Patriot Gold Corp., an OTC reporting issuer. Mr. Newton's corporate experience has primarily been in the resource sector, where he has assisted private and public companies in their financing, project acquisition, and development. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

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

Mr. Mahowich's professional experience also includes drilling and completion program management, operations, oil field manufacturing, and business/assets development with a specific focus on heavy oil and bitumen plays.

B. Executive Compensation

The following table shows compensation paid to the directors and members of its administrative, supervisory or management bodies of the Company for the most recently completed financial year.

Name	Title	Year	Salary		Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman, President, CEO, Secretary	2018	$0		$–	–	$–	–	$–	$–
		2017	$7,380		–	250,000	–	–	–	–
		2016	$75,240	(2)	–	–	–	–	–	–

Michael Ranger (3)	Director	2018	$9,346		–	–	–	–	–	–
		2017	$5,131		–	70,000	–	–	–	–
		2016	$12,662	(2)	–	–	–	–	–	–

Dave Mahowich (4)	Director	2018	–		–	–	–	–	–	–
		2017	–		–	90,000	–	–	–	–
		2016	–		–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	The Company and Mr. Newton agreed to issue stock in lieu of cash for the amount owed of $75,240 by issuing restricted common stock of the Company totaling 234,950 shares. The Company and Dr. Ranger agreed to issue stock in lieu of cash for a portion of the amount owed of $7,448 by issuing restricted common stock of the Company.

(3)	Michael Ranger was appointed Director on July 11, 2012

(4)	Dave Mahowich was appointed Director on June 16, 2017.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2018, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2018 and 2017 of $9,000 and $7,380, respectively. For December 31, 2016, the Company capitalized oil and gas exploration costs of $75,240 as of December 31, 2016, under this agreement. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses and an accrued liability of $9,346 and $5,131 for the years ended December 31, 2018 and 2017, respectively. For the year ended December 31, 2016, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662. The Company and Dr. Ranger agreed to issue stock in lieu of cash for a portion of his services billed in the amount of $7,448. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2018 or during the 2017 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 28, 2019. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	36.18%	210,000

Michael Ranger (4)	23,258		0.14%	110,000

Dave Mahowich (5)	–		–	90,000

All Executive Officers and Directors as a Group	6,207,616		36.32%	410,000

(1)	Based on 17,096,719 shares of common stock issued and outstanding as of March 28, 2019.
(2)	Mr. Newton was awarded 250,000 stock options at an exercise price of $0.05 on November 12, 2017. Mr. Newton exercised 240,000 stock options at an exercise price of $0.05 on February 18, 2018. All stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 20,000, 20,000 and 70,000 stock options to purchase common shares of the Company at an exercise price of $0.70, $1.40 and $.05 on July 11, 2012, July 11, 2012 and November 12, 2017, all which are fully vested.
(5)	Dave Mahowich was awarded 90,000 stock options to purchase common shares of the Company at an exercise price of $0.05 on June 16, 2017, of which 60,000 are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 28, 2019 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	36.17%

Patriot Gold Corp.	2,760,260	16.15%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 28, 2019, the Company had one hundred seventy-nine (179) registered shareholders holding 17,093,719 shares. Of these, one hundred forty-six (146) registered shareholders holding 9,496,140 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Stock purchases

During the year ended December 31, 2018, 2017 and 2016 the Company received total proceeds of $100,000, $176,052 and $76,000, respectively from private placements for common shares issued to a related party by common director. The number of shares issued in connection with these transactions were 1,000,000, 1,380,260 and 380,000, respectively In addition, the President of the Company exercised 240,000 of his options for $12,000, of which $9,000 was in lieu of cash compensation for consulting services and $3,000 resulted from the settlement of an accrued liability.

Deposit on Royalty Agreement

The Company is in negotiations regarding a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from 19 of the company’s 56 the oil sands leases. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. As of December 31, 2018, this related party has paid the Company a deposit of $110,000, which is recorded as a Deposit on Royalty Agreement. Upon execution of this agreement, the remaining $190,000 will be paid in installments throughout the next 15 months, with the final $50,000 payment on March 30, 2020.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2018, the effective interest rate on these notes payable was 4.95%. The balance of note payable to related parties at December 31, 2018 and 2017 was $7,403 and 7,718, respectively. The Company recognized interest expense of $315, $282 and $264 for the years ended December 31, 2018, 2017 and 2016, respectively, in its Statement of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. In 2017, the Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses and an accrued liability of $9,346 and $5,131 for the years ended December 31, 2018 and 2017, respectively. For the year ended December 31, 2016, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662. In 2017, the Company and Dr. Ranger agreed to issue stock in lieu of cash for a portion of his services billed in the amount of $7,448.

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

Audited Financial Statements:

Fiscal years ended December 31, 2018, 2017 and 2016.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price*	Low Price*
2018	$.012	$0.01
2017	$0.80	$0.01
2016	$0.70	$0.10
2015	$1.60	$0.20
2014	$3.50	$1.10

 * retrospectively adjusted for 1:10 stock split

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price		Low Price
2018	Fourth Quarter of 2018	$0.05		$0.01
	Third Quarter of 2018	$0.06		$0.03
	Second Quarter of 2018	$0.08		$0.03
	First Quarter of 2018	$0.12		$0.03

2017	Fourth Quarter of 2017	$0.18	*	$0.01	*
	Third Quarter of 2017	$0.37		$0.13
	Second Quarter of 2017	$0.50		$0.10
	First Quarter of 2017	$0.80		$0.20

2016	Fourth Quarter of 2016	$0.30		$0.20
	Third Quarter of 2016	$0.50		$0.20
	Second Quarter of 2016	$0.50		$0.30
	First Quarter of 2016	$0.60		$0.20

* retrospectively adjusted for 1:10 stock split

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the OTCQB tier of the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol SPOWF.

D. Selling Shareholders.

Not applicable.

E. Dilution.

Not applicable.

F. Expenses of the Issue.

Not applicable.

Item 10. Additional Information

A. Share Capital.

Not applicable.

B. Memorandum and Articles of Association

Corporate Registration

Strata Power Corporation was originally incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. The Company filed Articles of Continuance under the Canada Business Corporations Act on August 20, 2004 and is registered with Industry Canada under Corporation No. 425346-9.

On December 27, 2018, the Company filed a Certificate of Amendment with Corporations Canada changing its name from Strata Oil & Gas Inc. to Strata Power Corporation.

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

Disposition of Shares

Except as otherwise discussed below under “Passive Foreign Investment Company Considerations,” a gain or loss realized on a sale of common shares will generally be a capital gain or loss and will be long-term if the shareholder has a holding period of more than one year. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common shares. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the loss year to offset capital gains until such net capital losses are exhausted.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 28, 2019, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.34. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2018, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2018, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2018, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2018 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2018, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

Composition of the Audit Committee

The Audit Committee is currently comprised of Trevor Newton (Chairman), Michael Ranger and Dave Mahowich, all of whom are financially literate under National Instrument 52-110 - Audit Committees (“NI 52-110”). The Company is categorized as a venture issuer and, as a result, the Company is exempt from the Audit Committee Composition requirements in Part 3 (Composition of the Audit Committee) of NI 52-110 which require all Audit Committee Members to be independent.

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

Dave Mahowich

Mr. Mahowich has 27 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations. Mr. Mahowich managed drilling in the region for Shell Canada and drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D. Mr. Mahowich's professional experience also includes drilling and completion program management, operations, oil field manufacturing, and business/assets development with a specific focus on heavy oil and bitumen plays.

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

Reliance on Certain Exemptions

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the years ended December 31, 2018.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2018(1)(2)	Fiscal year ending December 31, 2017 (1)	Fiscal year ending December 31, 2016 (1)
Audit Fees	$12,000	$12,000	$12,500
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$12,000	$12,000	$12,500

(1)	As of December 31, 2017, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2018

From time to time, management of the Company recommends to and requests approval from the Board of Directors for non-audit services to be provided by the Company’s auditors. The Board routinely considers such requests during Board meetings, and if acceptable to a majority of the Board members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Board assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the Securities and Exchange Commission and whether the services requested, and the fees related to such services could impair the independence of the auditors. There were no non-audit related services provided by the Company’s audit firm.

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 29, 2019	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 29, 2019
Trevor Newton

/s/ Michael Ranger	Director	March 29, 2019
Michael Ranger

/s/ Dave Mahowich	Director	March 29, 2019
Dave Mahowich

Strata Power Corporation

Financial Statements

December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2018 and 2017, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not realized revenue from present operations, an accumulated deficit, and is expected to incur negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company’s auditor since 2017.

Spokane, Washington

March 29, 2019

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2018	2017
ASSETS
Current assets
Cash	$11,894	$18,591
GST receivables	894	945
Total current assets	12,788	19,536

Reclamation deposits	90,531	96,738
Total assets	$103,319	$116,274

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$42,563	$76,951
Accounts payable and accrued liabilities - related party	20,465	14,749
Deposit on Royalty Agreement	110,000	–
Notes payable	7,403	7,718
Derivative liability	54,626	273,170
Total current liabilities	235,057	372,588

Asset retirement obligation	158,783	163,020
Total liabilities	393,840	535,608

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 17,093,719 and 15,853,719 shares issued and outstanding at December 31, 2018 and 2017, respectively	–	–
Additional paid-in capital	23,344,255	23,232,255
Accumulated deficit	(23,231,764)	(23,245,776)
Accumulated other comprehensive income	(403,012)	(405,813)
Total stockholders' equity (deficit)	(290,521)	(419,334)
Total liabilities and stockholders' equity (deficit)	$103,319	$116,274

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2018	2017	2016
Operating Expenses:
Professional fees	$46,373	$30,835	$64,740
Office and sundry	12,590	5,660	8,443
Consulting fees	18,816	81,665	6,172
Transfer agent fees	1,075	4,640	1,861
Accretion expense	9,381	13,970	6,566
Impairment of oil & gas properties	137,329	164,566	7,831,570
Total operating expenses	225,564	301,336	7,919,352

Other income (expense):
Interest income	1,510	815	998
Interest income, related party	–	–	1,153
Miscellaneous income	12,620	–	–
Interest expense	(315)	(282)	(264)
Gain on disposal of properties	–	42,502	–
Foreign exchange gain (loss)	18,660	(564)	111
Change in fair value of derivative liability	207,101	538,826	584,880
Total other income	239,576	581,297	586,878

Net income (loss)	14,012	279,961	(7,332,474)

Other comprehensive income (loss)
Foreign currency translation adjustment	2,801	(34,325)	161,864
Comprehensive income (loss)	$16,813	$245,636	$(7,170,610)

Basic and diluted earnings (loss) per share (Note 3)
Basic income (loss) per common share	$0.00	$0.02	$(0.56)
Diluted income (loss) per common share	$0.00	$0.02	$(0.56)
Basic weighted average number of shares outstanding	16,891,966	14,880,909	13,035,203
Diluted weighted average number of shares outstanding	16,891,966	15,310,909	13,035,203

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Stock Subscriptions Payable	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders' Equity (Deficit)
Balance December 31, 2015	9,169,418	$21,975,988	$21,514	$(16,193,263)	$(533,352)	$5,270,887

Private placement, common stock and warrants issuance for cash and subscriptions payable	668,167	169,700	(21,514)	–	–	148,186
Derivative liability adjustment	–	(169,700)	–	–	–	(169,700)
Private placement, common stock	380,000	76,000	–	–	–	76,000
Issuance of stock for purchase of oil properties from related parties	3,997,431	867,443	–	–	–	867,443
Net loss and comprehensive loss	–	–	–	(7,332,474)	161,864	(7,170,610)
Balance December 31, 2016	14,215,016	22,919,431	–	(23,525,737)	(371,488)	(977,794)

Private placement, common stock issuance for cash	1,380,495	176,052	–	–	–	176,052
Issuance of stock for services	258,208	83,060	–	–	–	83,060
Stock options issued	–	53,712	–	–	–	53,712
Net income and comprehensive loss	–	–	–	279,961	(34,325)	245,636
Balance December 31, 2017	15,853,719	$23,232,255	$–	$(23,245,776)	$(405,813)	$(419,334)

Private placement, common stock issuance for cash	1,000,000	100,000	–	–	–	100,000
Stock options exercised	240,000	12,000				12,000
Net income and comprehensive loss	–	–	–	14,012	2,801	16,813
Balance December 31, 2018	17,093,719	$23,344,255	$–	$(23,231,764)	$(403,012)	$(290,521)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2018	2017	2016
Cash flows from operating activities
Net income (loss)	$14,012	$279,961	$(7,332,474)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Stock based compensation for consulting fees	9,000	136,774	–
Accrued interest	315	282	–
Accretion expense	9,381	13,970	6,566
Change in fair value of derivative liability	(207,101)	(538,826)	(584,880)
Loss on disposal of oil and gas properties	–	(42,502)	–
Impairment of oil and gas properties	137,329	164,566	7,831,570
Change in assets and liabilities
Interest receivable	–	–	(1,153)
GST receivable	51	(715)	(468)
Prepaid expenses	–	1,365	(1,385)
Accounts payable	(34,388)	375	48,871
Accrued liabilities – related party	9,823	(29,679)	15,329
Deposit on royalty agreement	110,000	–	–
Net cash provided by (used in) operating activities	48,422	(14,429)	(18,024)

Cash flows from investing activities
Reclamation Deposits	(1,665)	–	(998)
Acquisition of oil and gas interests	(137,329)	(127,805)	(156,060)
Proceeds from the sale of property	–	42,502	–
Notes receivable advances to related party	–	–	(42,063)
Net cash used in investing activities	(138,994)	(85,303)	(199,121)

Cash flows from financing activities
Proceeds from issuance of common stock and warrants	–	–	76,000
Proceeds from issuance of common stock	100,000	176,052	147,000
Net cash provided by financing activities	100,000	176,052	223,000

Foreign exchange effect on cash	(16,125)	(65,610)	(515)
Net increase (decrease) in cash	(6,697)	10,710	5,340
Cash, beginning balance	18,591	7,881	2,541
Cash, ending balance	$11,894	$18,591	$7,881

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Reclass of additional paid-in capital to derivative liability	$–	$–	$169,700
Issuance of common stock in lieu of accrued liability	$3,000	$–	$–
Oil and gas acquisitions accrued	$–	$36,761	$94,654
Shares issued for acquisition of oil and gas properties	$–	$–	$867,443
Note receivable used for acquisition of oil and gas properties	$–	$–	$271,380
Common stock issued for subscription payable	$–	$–	$21,514

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

Notes to the Financial Statements

NOTE 1.     NATURE OF BUSINESS

Strata Power Corporation (the “Company”) is currently engaged in the acquisition, exploration and, if warranted, feasible development of heavy oil projects in the Peace River oil sands region in Northern Alberta, Canada. The Company was incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. The Company completed its initial public offering in February 2000.

The Company is presently incorporated under the Canada Business Corporations Act. On December 27, 2018, the Company filed a Certificate of Amendment with Corporations Canada changing its name from Strata Oil & Gas Inc. to Strata Power Corporation.

As of December 31, 2018, the Company has a 100% interest in 56 oil sands leases located in the Peace River oil sands area, totaling 58,368 hectares. The Company owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations. During the year ended December 31, 2018, the Company incurred a net income of $14,012, primarily due to a gain in the fair value of derivatives, had cash flows from operations of $48,422 and is expected to incur negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,231,764 at December 31, 2018. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $525,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

On an annual basis, management evaluates the carrying value of the Company’s leases and associated assets and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties, geographic and geologic data, and also the commodity price forecast. As of December 31, 2018, 2017, and 2016, the Company determined to fully impair certain assets primarily relating to unproved leases and legacy wells for a total impairment of $137,329, $164,566, and $7,831,570 respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2018 or 2017.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2018 and 2017.

Impairment of Long-lived Assets

In accordance with ASC 360, Property, Plant and Equipment, long lived assets such as equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2018 and 2017 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Foreign Exchange Translation

The Company's functional currency is the Canadian dollar but reports its financial statements in US dollars. The Company translates its Canadian dollar balances to US dollars in the following manner: Assets and liabilities have been translated using the rate of exchange at the balance sheet date. Equity transactions and results of operations have been translated at historical rates. Translation gains or losses resulting from the changes in the exchange rates are accumulated as other comprehensive income or loss in a separate component of stockholders' equity.

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

Any exercise or cancellation of an equity instrument which meets the classification of a derivative financial instrument is trued-up to fair value at that date and the fair value of the exercised instrument is then reclassified from liability to additional paid in capital.

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

Stock Based Compensation

The Company measures all employee stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk-free interest rates.

The Company accounts for non-employee stock-based awards in accordance with the provision of ASC 505, “Equity Based Payments to Non-Employees” (“ASC 505”), which requires that such equity instruments are recorded at their fair value on the measurement date. The measurement of stock-based compensation is subject to periodic adjustment as the underlying equity instruments vest. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk-free interest rates.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the year ended December 31, 2018, all of the outstanding 447,000 options and outstanding 3,131,556 warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were anti-dilutive. For the year ended December 31, 2017, 307,000 of the outstanding common stock options and 4,367,297 outstanding warrants had an exercise price above the average stock price for the twelve-month period and were considered anti-dilutive. At December 31, 2017, 430,000 of the common stock options were included as dilutive shares for purposes of calculating the diluted weighted average stock price.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2018		December 31, 2017
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$54,626	$54,626	$273,170	$273,170
Asset Retirement Obligation (see Note 7)	158,783	158,783	163,020	163,020

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

On February 22, 2016, the Company and the borrowers entered into a purchase and sale agreement whereby the Company elected to acquire all the rights and obligations associated with 45 oil sands leases representing 39,680 hectares (98,051 acres) in the Peace River area of Alberta. As part of the purchase price, the notes receivable was applied towards the purchase of the oil sands lease rights. Accordingly, the notes receivable plus accrued interest was $nil as of December 31, 2018 and 2017. See Note 6 “Oil and Gas Properties” for additional discussion of the lease acquisitions.

For the years ended December 31, 2018, 2017 and 2016 the Company recognized $0, $0 and $1,153, respectively of interest income under the terms of the note agreements.

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2016	$779,796
Fair value of expired warrant	(140)
Change in fair value of derivative liabilities	(542,834)
Foreign exchange effect on derivative liability	36,348
Balance, December 31, 2017	273,170
Fair value of expired warrant	(56,229)
Change in fair value of derivative liabilities	(150,870)
Foreign exchange effect on derivative liability	(11,445)
Balance, December 31, 2018	$54,626

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2018	2017	2016
Volatility	557.60%	383.07%	254.90%
Expected life	.04 to 3 years	.2 to 4 years	.2 to 7 years
Risk-free interest rate	1.86% - 1.96%	1.73% - 1.9%	0.74% - 1.4%
Dividend yield	0.00%	0.00%	0.00%

NOTE 6. OIL AND GAS PROPERTIES

During the period June 2006 through January 2007, the Company acquired the rights to multiple oil sands leases within the Peace River area of Alberta, Canada (the “Peace River Properties”). The leases were granted by the Province of Alberta. All the leases are for a 15-year term, require minimum annual lease payments, and grant the Company the right to explore and develop oil sands on the respective leases.

On February 22, 2016, the Company acquired an additional 45 oil sands leases by entering into two purchase and sale agreements. The oil sands leases represent 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party. The Company paid for the acquisition of these leases by the issuance of restricted 3,997,431 shares of its common stock valued at $0.217 per share reduced by the carrying value of notes receivable, including accrued interest, from the two parties. As of February 22, 2016, the total notes receivable, plus accrued interest, was $271,380 and the value of the share issuance was $867,433 resulting in a net purchase price of $1,138,823.

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

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007. Since then, the Company has completed several third-party technical reports on its oil sands leases including a prefeasibility study and has developed an oil sands exploration program. The Company intends to move forward on the program and projects when adequate funding is available. As of December 31, 2018, 2017, and 2016, the Company decided to fully impair certain of its assets primarily relating to unproved leases and legacy wells for a total impairment of $137,329, $164,566, and $7,831,570 respectively. This decision was made due to: the historically low commodity prices; the general lack of investment activity in the sector; the general lack of new oil sands lease activity in the region; and the need to update the Company’s 51-101 studies to reflect the new COGEH standards.

On May 5, 2017, the Company sold one of its impaired legacy wells for total proceeds of $42,502 (CDN$55,000) which has been recorded in the Statements of Operations and Comprehensive Income / (Loss).

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $158,783 at December 31, 2018, based on an undiscounted total future liability of $225,229 (CDN$293,000). These payments are expected to be incurred between 2020 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $9,381, $13,970 and $6,566 for the years ended December 31, 2018, 2017 and 2016, respectively, has been recorded in the Statements of Operations and Comprehensive Income / (Loss).

NOTE 8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Stock purchases

During the year ended December 31, 2018, 2017 and 2016 the Company received total proceeds of $100,000, $176,052 and $76,000, respectively from private placements for common shares issued to a related party by common director. The number of shares issued in connection with these transactions were 1,000,000, 1,380,260 and 380,000, respectively. In addition, the President of the Company exercised 240,000 of his options for $12,000, of which $9,000 was in lieu of cash compensation for consulting services and $3,000 resulted from the settlement of an accrued liability.

Deposit on Royalty Agreement

The Company is in negotiations regarding a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from 19 of the company’s 56 the oil sands leases. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. As of December 31, 2018, this related party has paid the Company a deposit of $110,000, which is recorded as a Deposit on Royalty Agreement. Upon execution of this agreement, the remaining $190,000 will be paid in installments throughout the next 15 months, with the final $50,000 payment on March 30, 2020.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2018, the effective interest rate on these notes payable was 4.95%. The balance of note payable, including interest, to related parties at December 31, 2018 and 2017 was $7,403 and $7,718, respectively. The Company recognized interest expense of $315, $282 and $264 for the years ended December 31, 2018, 2017 and 2016, respectively, in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company capitalized oil and gas exploration costs and an accrued liability of $75,240 as of December 31, 2016. In 2017, the Company and Mr. Newton agreed to issue stock in lieu of cash for the amount of $75,240 by issuing restricted common stock of the Company.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses and an accrued liability of $9,346 and $5,131 for the years ended December 31, 2018 and 2017, respectively. For the year ended December 31, 2016, the Company capitalized oil and gas exploration costs and an accrued liability of $12,662. In 2017, the Company and Dr. Ranger agreed to issue stock in lieu of cash for a portion of his services billed in the amount of $7,448.

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2018, the Company had 17,093,719 shares of common stock outstanding.

During the year ended December 31, 2016, the Company closed a series of private placements for a total of 623,167 units at $0.30 to $0.50 per unit for total offering proceeds of $138,000 and the payment of a subscription payable for cash received in 2015 of $21,514. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.20 to $0.50 for a period of five years from the date of placement. Warrants vest on the one-year anniversary date.

On October 17, 2016, the Company closed a private placement with the President of the Company, totaling 45,000 units for total proceeds of $9,000. Each unit consisted of one share of common stock for the Company and one Class A Warrant exercisable for one share of common stock at an exercise price of $0.30 for a period of five years from the date of placement. Warrants vest on the one-year anniversary date.

During the year ended December 31, 2016, the Company closed two private placements totaling 380,000 shares of common stock at $0.20 per common stock share for total proceeds of $76,000. A related party, a company with a common director, participated in the transactions.

For the year ended December 31, 2017, the Company received proceeds of $176,052 from private placements totaling 1,380,260 common shares issued to a related party by common director.

For the year ended December 31, 2017, the Company issued 258,208 common shares as stock in-lieu of cash to directors of the Company for services provided during the year ended December 31, 2016.

For the year ended December 31, 2018, the Company received proceeds of $100,000 from private placements totaling 1,000,000 common shares issued to a related party by common director.

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

The following table summarizes warrant activity during the years ended December 31, 2018, 2017 and 2016.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2015	3,865,797	$2.00	3,509,697	$2.00
Issued	668,166	$0.40
Canceled / exercised
Expired
Outstanding December 31, 2016	4,533,963	$1.70	3,865,797	$2.00
Issued	–
Canceled / exercised	–
Expired	(166,666)	$0.68
Outstanding December 31, 2017	4,367,297	$1.75	4,367,297	$1.75
Issued	–
Canceled / exercised	–
Expired	(1,235,741)	$1.54
Outstanding December 31, 2018	3,131,556	$1.84	3,131,556	$1.84

The following tables summarizes outstanding warrants as of December 31, 2018:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.20 - $22.50	3,131,556	$1.84	.12 – 3.98

The Company classified proceeds on December 31, 2018, 2017, and 2016 of $0, $0 and $169,700, respectively, from the private placements of common stock plus warrants as a derivative liability.

NOTE 10.     STOCK OPTION PLANS

Approval of the 2016 Stock Option Plan

In November 2016, the Board of Directors approved, and the Company adopted the 2016 Stock Option Plan (“the 2016 Plan”). The 2016 Plan provides for the granting of up to 12,000,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2016 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2016 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

As of December 31, 2018, there were 11,810,000 shares available for grant.

2006 Stock Option Plan

In June 2006 the stockholders approved, and the Company adopted its 2006 Stock Option Plan (“the 2006 Plan”). The 2006 Plan provides for the granting of up to 800,000 stock options to key employees, directors and consultants, of common shares of the Company. Under the 2006 Plan, the granting of incentive and non-qualified stock options, exercise prices and terms are determined by the Company's Option Committee, a committee designated to administer the 2006 Plan by the Board of Directors. For incentive options, the exercise price shall not be less than the fair market value of the Company's common stock on the grant date. (In the case of options granted to an employee who owns stock possessing more than 10% of the voting power of all classes of the Company's stock on the date of grant, the option price must not be less than 110% of the fair market value of common stock on the grant date.) Options granted are not to exceed terms beyond ten years (five years in the case of an incentive stock option granted to a holder of 10 percent of the Company's common stock).

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

On June 16, 2017, the Company granted stock options to purchase up to 90,000 shares of common stock to an individual who is a director of the Company. The options vest over two years, have a price of $0.05 and expire between June 16, 2022 and June 16, 2024.

On November 12, 2017, the Company granted stock options to purchase up to 340,000 shares of common stock to four individuals, of which 320,000 were to directors of the Company. The options vested upon issuance, have a price of $0.05 and expire on November 12, 2027.

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, December 31, 2015	367,000	$3.00		0.00
Option granted	–	–
Options cancelled	(20,000)	$2.90
Options exercised	–	–
Balance December 31, 2016	347,000	$1.20	2.60	0.00
Option granted	430,000	$0.05
Options cancelled	(40,000)	$5.73
Options exercised	–	–
Balance December 31, 2017	737,000	$0.85	7.75	0.00
Option granted	–	–
Options cancelled	(50,000)	$1.40
Options exercised	(240,000)	$0.05
Balance December 31, 2018	447,000	$0.79	6.68	0.00

Exercisable at December 31, 2018	417,000	$0.85	6.55	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2018 range from $0.05 to $1.40 per share.

As of December 31, 2018, 2017 and 2016, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 11.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2018	2017	2016
Loss carryforwards	$766,600	$763,000	$661,000
Capital losses	5,000	5,000	5,000
Office equipment	12,500	12,500	12,500
Oil & Gas properties	1,733,500	1,885,000	1,761,000
Asset retirement obligation	99,300	89,900	83,300
Deferred tax asset	2,616,900	2,755,400	2,522,800

Less valuation allowance	(2,616,900)	(2,755,400)	(2,522,800)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2018, the Company had a net Canadian operating loss carry-forwards of approximately $3.1 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $6.9 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2018, 2017 and 2016, changes in valuation allowance were ($218,000), $757,600 and 571,400, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2018	2017	2016
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	-6%	20%	19%
Non-deductible change in fair value of derivative liability	-45%	-64%	-117%
Non-deductible accretion expense	2%	15%	1%
Effect of foreign exchange	74%	54%	122%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2018, 2017 and 2016 and determined that it has no uncertain tax positions requiring financial statement recognition.

Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2018, 2017 and 2016.

The Company’s income tax returns are generally considered closed to examination when a notice of determination is filed with the taxing authority. No such notice has been filed to date. The most recent tax return filed by the Company is for the year ended December 31, 2016.

NOTE 12.     COMMITMENTS AND CONTINGENCIES

Environmental Matters

The Company is engaged in oil and gas exploration and may become subject to certain liabilities as they relate to environmental cleanup of sites or other environmental restoration procedures as they relate to the exploration of oil and gas. Should it be determined that a liability exists with respect to any environmental clean-up or restoration, the liability to cure such a violation could fall upon the Company. No claim has been made, nor is the Company aware of any liability, which it may have, as it relates to any environmental clean-up, restoration or the violation of any rules or regulations relating thereto. Liabilities for expenditures are recorded when environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

NOTE 13.     SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements other than the following.

In connection with the negotiations related to the royalty agreement discussed in Note 8, the Company received an additional deposit of $50,000 on February 7, 2019.

On March 20, 2019, the Company entered into an exclusive license agreement to obtain an exclusive right to deploy patented and field-tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan. In exchange, the Company has issued 2,991,400 restricted common shares.

