Form 20-F
period 2019-12-31
Strata Power Corp
filed 2020-04-03
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2019 and 20,085,119 as of April 1, 2020. No preferred shares are issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

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

FORM 20-F ANNUAL REPORT 2019

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

The Company has based the forward-looking statements relating to the Company’s operations on management’s current expectations, estimates and projections about the Company and the industry in which it operates. These statements are not a guarantee of future performance and involve risks, uncertainties and assumptions that we cannot predict. In particular, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, the Company’s actual results may differ materially from those contemplated by these forward-looking statements. Any differences could result from a variety of factors, including, but not limited to general economic and business conditions, competition, and other factors, including those described in Item 3.D. “Risk Factors.”

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2019	2018	2017	2016	2015

Revenue	$–	$–	$–	$–	$–
Operating Expenses	266,338	225,564	301,336	7,919,352	283,731
Other income (expense), net	46,995	239,576	581,297	(586,878)	(3,037,324)
Net income (loss)	$(219,343)	$14,012	$279,961	$(7,332,474)	$(2,753,593)

Basic income (loss) per common share:	$(0.01)	$0.00	$0.02	$(0.56)	$(0.30)
Diluted income (loss) per common share:	$(0.01)	$0.00	$0.02	$(0.56)	$(0.30)
Basic weighted average number of common shares outstanding	19,322,927	16,891,966	14,880,909	13,035,203	9,115,416
Diluted weighted average number of common shares outstanding	19,322,927	16,891,966	15,310,909	13,035,203	9,161,527

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2019	2018	2017	2016	2015

Cash and cash equivalents	$4,557	$11,894	$18,591	$7,881	$2,541
Other current assets	2,743	894	945	3,025	1,164
Reclamation deposits	96,838	90,531	96,738	121,391	116,806
License Agreement	59,828	–	–	–	–
Oil and gas property interests	–	–	–	–	6,237,026
Total assets	163,966	103,319	116,274	132,297	6,574,998
Current liabilities	135,027	125,058	372,588	971,363	1,175,810
Long-term liabilities	480,535	268,783	163,020	138,728	128,301
Additional paid-in capital	23,404,083	23,344,255	23,232,255	22,919,431	21,975,988
(Accumulated deficit) retained earnings	(23,451,107)	(23,231,764)	(23,245,776)	(23,525,737)	(16,193,263)
Accumulated other comprehensive income	(404,572)	(403,012)	(405,813)	(371,488)	(533,352
Total liabilities and stockholders’ equity	163,966	103,319	116,274	132,297	6,574,998

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015, and the average rates for the period and the range of high and low rates for the period. The data for March 2018 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2019 was CDN $1.30 per U.S. $1.00.

The exchange rate as of April 1, 2020 was CDN $1.42 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2020	1.34	1.32
January, 2020	1.32	1.30
December, 2019	1.33	1.30
November, 2019	1.33	1.31
October, 2019	1.33	1.31
September, 2019	1.33	1.32

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2019	1.33
For the twelve months ended December 31, 2018	1.30
For the twelve months ended December 31, 2017	1.30
For the twelve months ended December 31, 2016	1.32
For the twelve months ended December 31, 2015	1.28

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

12.         Our auditors’ opinion on our December 31, 2019 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,451,107 as of December 31, 2019. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Item 4. Information on the Company

A. History and Development of Strata Power Corporation

Strata Power Corporation is a company principally engaged in the acquisition and exploration of oil and gas properties. We were incorporated under the laws of the State of Nevada on November 18, 1998 and commenced operations in January 1999. We completed our initial public offering in February 2000. On December 27, 2018, the Company filed a Certificate of Amendment with Corporations Canada changing its name from Strata Oil & Gas Inc. to Strata Power Corporation

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2019, the Company has a 100% interest in 51 oil sands leases, a partial interest in 2 oil sands leases, totaling 53,696 hectares and 2,560 hectares, respectively, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 5 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

The Company is currently engaged in the acquisition, exploration and if warranted and feasible development of heavy oil projects in the Peace River oil sands region. However, there is no assurance that a commercially viable oil project will be developed on any of its land holdings. Further analysis and testing are required before a final evaluation as to the economic and technical feasibility of the projects is determined.

As of December 31, 2019, the Company has a 100% interest in 51 oil sands leases, a partial interest in 2 oil sands leases, totaling 53,696 hectares and 2,560 hectares, respectively, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 5 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

Shortages or an increase in the cost of operational services including drilling rig services, equipment, supplies or personnel could delay or interrupt our operations, which could impact our financial condition and results of operations. Drilling activity in the geographic areas in which we conduct operations may increase, which may lead to increases in associated costs, including those related to operational services. Increased drilling activity in these areas may also decrease the availability of operational services. We do not have any contracts with providers of operational services and therefore we may not be able to obtain these services when we need them. Therefore, our operational costs may increase, and necessary equipment and services may not be available to us at current prices.

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

OIL SANDS LEASES

As of December 31, 2019, the Company has a 100% interest in 53 oil sands leases, a partial interest in 2 oil sands leases, and a royalty interest in 5 oil sands leases, all located in the Peace River oil sands area, totaling 53,696 hectares. The Company owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares. The Company owns 3 non-producing wells on these leases.

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

Planned Work by the Company for 2020

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

The Peace River Properties consist of a total of 53,696 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River, in both the Cadotte Lake area and also the Reno area.

Peace River Projects

The Peace River properties (hereinafter referred to as “Cadotte West”, “Cadotte Central”, “Cadotte East”, the “Cadotte Leases” and the “Reno Leases”) are comprised of 53 oil sands leases with the Government of the Province of Alberta, Canada.  All of the leases are for an initial 15-year term (and may then be converted to non-expiring leases) and require minimum annual lease payments to the Crown. Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease.

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

Planned Work by the Company for 2020

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2019, 2018 and 2017. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2019	2018	2017
Operating expenses	$266,338	$225,564	$301,337
Other income	$46,995	$239,576	$581,298
Net income / (loss)	$(219,343)	$14,012	$279,961
Earnings per share from continuing operations, basic	$(0.01)	$0.00	$0.02
Earnings per share from continuing operations, diluted	$(0.01)	$0.00	$0.02
Basic weighted average common shares outstanding	19,322,927	16,891,966	14,880,909
Diluted weighted average common shares outstanding	19,322,927	16,891,966	15,310,909

REVENUES

The Company did not earn any revenue for the year ended December 31, 2019, 2018 and 2017. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

Year ended December 31, 2019 compared to the year ended December 31, 2018

RESULTS OF OPERATIONS

During the years ended December 31, 2019, 2018 and 2017, we had net loss of $219,343, net income of $14,012 and net income of $279,961, respectively. During the years ended December 31, 2019, 2018 and 2017, we recognized a non-cash charge on impairment of oil & gas properties of $180,481, $137,329 and $164,566, respectively.

For the years ended December 31, 2019, 2018 and 2017, we recognized operating expenses, excluding the oil and gas impairment charge, of $85,857, $88,235 and $136,770, respectively. Operating expenses from 2017 to 2018 decreased $48,535 primarily due to a decrease in consulting fees.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) for the year ended December 31, 2019 is a gain of $44,569 related to the sale of oil sands lease blocks to an unrelated third party. Included in other income (expense) for the year ended December 31, 2018, is a gain of $207,101 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2018 compared to 2017 and the expiration of a significant amount of warrants. See Note 5 of the Financial Statements for more on the change in the derivative liability.

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

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2019	2018	2017
Cash and cash equivalents	$4,557	$11,894	$18,591
Working capital (deficit)	(127,727)	(112,269)	(353,052)
Net cash provided by (used in)
Operating activities	125,128	48,422	(14,429)
Investing activities	(137,917)	(138,994)	(85,303)
Financing activities	–	100,000	176,052

As of December 31, 2019, we had $4,557 in cash, a decrease of $7,337 from December 31, 2018. Management estimates that the Company will require approximately $265,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2020. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2020, our capital requirements will mostly be associated with the maintenance of our lease payments to the Crown. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2019, 2018 and 2017 was $125,128, $48,422 and ($14,429), respectively. The increase in cash provided by operations in 2019 and 2018 was a result of monies received from a related party by common director of $190,000 and $110,000, respectively, in exchange for future royalties on the gross production of Vanadium Oxide. See Note 8 to the financial statement footnotes.

Cash used in investing activities during the years ended December 31, 2019, 2018 and 2017 was $137,917, $138,994 and $85,303, respectively, primarily related to the acquisition of oil and gas interests. See Note 6 to the financial statements for more information.

The Company generated net cash inflows from financing activities of $0, $100,000 and $176,052 for 2019, 2018 and 2017, respectively. During 2018 and 2017, the Company raised funds from a series of private placements of $100,000 and $176,052, respectively. See Note 9 to the financial statements for more information.

We had cash of $4,557 as of December 31, 2019. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$180,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$85,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months. We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties. Because we currently do not have any cash flow from operations, we need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2019 and 2018 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2019 and 2018.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2019 and December 31, 2018 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2019.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	$374,304	$183,456	$190,848	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$374,304	$183,456	$190,848	$–	$–

The Peace River Project is currently comprised of 53 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $183,456. The leases are fifteen-year leases that expire beginning December 14, 2020 through July 11, 2022.

At December 31, 2019, the Company had trade payables and accrued liabilities of $78,867. All of these obligations are due in less than one year.

At December 31, 2019, the Company had a derivative liability of $48,055 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

DAVE MAHOWICH has 28 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations for Blackrock Ventures Inc. which was subsequently acquired by Shell Canada Ltd. for $2.4 billion. After Blackrock was acquired, Mr. Mahowich managed drilling in the region for Shell Canada. Mr. Mahowich has drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D.

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

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman, President, CEO, Secretary	2019	$25,856	$–	$–	$–	$–	$–	$–
		2018	9,000	–	–	–	–	–	–
		2017	7,380	–	250,000	–	–	–	–

Michael Ranger (2)	Director	2019	$–	$–	$–	$–	$–	$–	$–
		2018	9,346	–	–	–	–	–	–
		2017	5,131	–	70,000	–	–	–	–

Dave Mahowich (3)	Director	2019	$–	$–	$–	$–	$–	$–	$–
		2018	–	–	–	–	–	–	–
		2017	–	–	90,000	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Dave Mahowich was appointed Director on June 16, 2017.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2018, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2019, 2018 and 2017 of $25,856, $9,000 and $7,380, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses and an accrued liability of $0, $9,346 and $5,131 for the years ended December 31, 2019, 2018 and 2017, respectively. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2019 or during the 2018 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of April 1, 2020. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	210,000

Michael Ranger (4)	23,258		0.12%	110,000

Dave Mahowich (5)	–		–	90,000

All Executive Officers and Directors as a Group	6,207,616		36.32%	410,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of April 1, 2020.
(2)	Mr. Newton was awarded 250,000 stock options at an exercise price of $0.05 on November 12, 2017. Mr. Newton exercised 240,000 stock options at an exercise price of $0.05 on February 18, 2018. All stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 20,000, 20,000 and 70,000 stock options to purchase common shares of the Company at an exercise price of $0.70, $1.40 and $.05 on July 11, 2012, July 11, 2012 and November 12, 2017, all which are fully vested.
(5)	Dave Mahowich was awarded 90,000 stock options to purchase common shares of the Company at an exercise price of $0.05 on June 16, 2017, all of which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of April 1, 2020 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On April 1, 2020, the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-nine (149) registered shareholders holding 9,727,620 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Stock purchases

During the year ended December 31, 2019, 2018 and 2017 the Company received total proceeds of $0, $100,000 and $176,052, respectively from private placements for common shares issued to a related party by common director. The number of shares issued in connection with these transactions were 0, 1,000,000 and 1,380,260, respectively. In addition, in 2018, the President of the Company exercised 240,000 of his options for $12,000, of which $9,000 was in lieu of cash compensation for consulting services and $3,000 resulted from the settlement of an accrued liability.

Deferred revenue - royalty agreement

The Company has negotiated a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from 19 of the company’s 53 the oil sands leases. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. The $300,000 is recorded as deferred revenue and will be recognized at such time as the Company begins to produce Vanadium.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2019, the effective interest rate on these notes payable was 4.95%. The balance of note payable to related parties at December 31, 2019 and 2018 was $8,105 and $7,403, respectively. The Company recognized interest expense of $339, $315 and $282 for the years ended December 31, 2019, 2018 and 2017, respectively, in its Statement of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $25,856, $9,000 and $7,380 for the years ended December 31, 2019, 2018 and 2017.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $9,346 and $5,131 for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Audited Financial Statements:

Fiscal years ended December 31, 2019, 2018 and 2017.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2019	$0.03	$0.01
2018	$0.12	$0.01
2017	$0.80	$0.01
2016	$0.70	$0.10
2015	$1.60	$0.20

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2019	Fourth Quarter of 2019	$0.02	$0.01
	Third Quarter of 2019	$0.03	$0.01
	Second Quarter of 2019	$0.03	$0.02
	First Quarter of 2019	$0.03	$0.01

2018	Fourth Quarter of 2018	$0.05	$0.01
	Third Quarter of 2018	$0.06	$0.03
	Second Quarter of 2018	$0.08	$0.03
	First Quarter of 2018	$0.12	$0.03

2017	Fourth Quarter of 2017	$0.18	$0.01
	Third Quarter of 2017	$0.37	$0.13
	Second Quarter of 2017	$0.50	$0.10
	First Quarter of 2017	$0.80	$0.20

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the electronic over-the-counter marketplace operated by OTC Markets Group, Inc. under the symbol SPOWF.

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

C. Material Contracts

With the exception of the PetroSteam License Agreement described in Note 4 of the Financial Statements, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding publication of this document. Significant property contracts are as described in Item 4 herein.

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

Provisions in the Income Tax Act relating to dividend and deemed dividend payments to, and capital gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention and the five subsequent protocols amending the Convention.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On April 1, 2020, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.42. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2019, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2019, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2019, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2019 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2019, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the years ended December 31, 2019.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2019(1)(2)	Fiscal year ending December 31, 2018 (1)	Fiscal year ending December 31, 2017 (1)
Audit Fees	$13,000	$12,000	$12,000
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$13,000	$12,000	$12,000

(1)	As of December 31, 2019, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2019

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

STRATA POWER CORPORATION
(Registrant)

Dated: April 3, 2020	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	April 3, 2020
Trevor Newton

/s/ Michael Ranger	Director	April 3, 2020
Michael Ranger

/s/ Dave Mahowich	Director	April 3, 2020
Dave Mahowich

Strata Power Corporation

Financial Statements

December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2019 and 2018, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not realized revenue from present operations and is expected to incur negative cash flows. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Spokane, Washington

March 31, 2020

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2019	2018
ASSETS
Current assets
Cash	$4,557	$11,894
GST receivables	2,282	894
Prepaid expenses	461	–
Total current assets	7,300	12,788

Reclamation deposits	96,838	90,531
PetroSteam License	59,828	–
Total assets	$163,966	$103,319

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$57,409	$42,563
Accounts payable and accrued liabilities - related party	21,458	20,465
Notes payable	8,105	7,403
Derivative liability	48,055	54,626
Total current liabilities	135,027	125,057

Deferred revenue - royalty agreement (Note 8)	300,000	110,000
Asset retirement obligation	180,535	158,783
Total long-term liabilities	480,535	268,783

Total liabilities	615,562	393,840

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 and 17,093,719 shares issued and outstanding at December 31, 2019 and 2018, respectively	–	–
Additional paid-in capital	23,404,083	23,344,255
Accumulated deficit	(23,451,107)	(23,231,764)
Accumulated other comprehensive income	(404,572)	(403,012)
Total stockholders' equity (deficit)	(451,596)	(290,521)
Total liabilities and stockholders' equity (deficit)	$163,966	$103,319

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2019	2018	2017
Operating Expenses:
Professional fees	$28,889	$46,373	$30,835
Office and sundry	14,497	12,590	5,660
Consulting fees	26,395	18,816	81,665
Transfer agent fees	2,125	1,075	4,640
Accretion expense	13,951	9,381	13,970
Impairment of oil & gas properties	180,481	137,329	164,566
Total operating expenses	266,338	225,564	301,336

Other income (expense):
Interest income	2,005	1,510	815
Miscellaneous income	–	12,620	–
Interest expense	(339)	(315)	(282)
Gain on disposal of properties	44,569	–	42,502
Foreign exchange gain (loss)	(7,964)	18,660	(564)
Change in fair value of derivative liability	8,724	207,101	538,826
Total other income	46,995	239,576	581,297

Net income (loss)	(219,343)	14,012	279,961

Other comprehensive income (loss)
Foreign currency translation adjustment	(1,560)	2,801	(34,325)
Comprehensive income (loss)	$(220,903)	$16,813	$245,636

Basic and diluted earnings (loss) per share (Note 3)
Basic income (loss) per common share	$(0.01)	$0.00	$0.02
Diluted income (loss) per common share	$(0.01)	$0.00	$0.02
Basic weighted average number of shares outstanding	19,322,927	16,891,966	14,880,909
Diluted weighted average number of shares outstanding	19,322,927	16,891,966	15,310,909

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2016	14,215,016	22,919,431	(23,525,737)	(371,488)	(977,794)

Private placement, common stock issuance for cash	1,380,495	176,052	–	–	176,052
Issuance of stock for services	258,208	83,060	–	–	83,060
Stock options issued	–	53,712	–	–	53,712
Net income and comprehensive loss	–	–	279,961	(34,325)	245,636
Balance December 31, 2017	15,853,719	$23,232,255	$(23,245,776)	$(405,813)	$(419,334)

Private placement, common stock issuance for cash	1,000,000	100,000	–	–	100,000
Stock options exercised	240,000	12,000			12,000
Net income and comprehensive loss	–	–	14,012	2,801	16,813
Balance December 31, 2018	17,093,719	$23,344,255	$(23,231,764)	$(403,012)	$(290,521)

Private placement, common stock issuance for license agreement	2,991,400	59,828	–	–	59,828
Net loss and comprehensive loss	–	–	(219,343)	(1,560)	(220,903)
Balance December 31, 2019	20,085,119	$23,404,083	$(23,451,107)	(404,572)	(451,596)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2019	2018	2017
Cash flows from operating activities
Net income (loss)	$(219,343)	$14,012	$279,961
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Stock based compensation for consulting fees	–	9,000	136,774
Accrued interest	334	315	282
Accretion expense	13,951	9,381	13,970
Change in fair value of derivative liability	(8,724)	(207,101)	(538,826)
Gain on disposal of oil and gas properties	(44,569)	–	(42,502)
Impairment of oil and gas properties	180,481	137,329	164,566
Change in assets and liabilities
GST receivable	(1,387)	51	(715)
Prepaid expenses	(461)	–	1,365
Accounts payable	14,846	(34,388)	375
Accrued liabilities – related party	–	9,823	(29,679)
Deferred revenue – royalty agreement	190,000	110,000	–
Net cash provided by (used in) operating activities	125,128	48,422	(14,429)

Cash flows from investing activities
Reclamation Deposits	(2,005)	(1,665)	–
Acquisition of oil and gas interests	(180,481)	(137,329)	(127,805)
Proceeds from the sale of property	44,569	–	42,502
Notes receivable advances to related party	–	–	–
Net cash used in investing activities	(137,917)	(138,994)	(85,303)

Cash flows from financing activities
Proceeds from issuance of common stock	–	100,000	176,052
Net cash provided by financing activities	–	100,000	176,052

Foreign exchange effect on cash	5,452	(16,125)	(65,610)
Net increase (decrease) in cash	(7,337)	(6,697)	10,710
Cash, beginning balance	11,894	18,591	7,881
Cash, ending balance	$4,557	$11,894	$18,591

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Common stock issued in exchange for license agreement	$59,828	$–	$–
Issuance of common stock in lieu of accrued liability	$–	$3,000	$–
Oil and gas acquisitions accrued	$–	$–	$36,761

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

As of December 31, 2019, the Company has a 100% interest in 51 oil sands leases, a partial interest in 2 oil sands leases, totaling 53,696 hectares and 2,560 hectares, respectively, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 5 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations. During the year ended December 31, 2019, the Company incurred a net loss of $219,343, primarily due to the impairment of oil and gas properties, had cash flows from operations of $169,697 and is expected to incur negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,451,107 at December 31, 2019. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $265,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

NOTE 3.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Reclassification

Certain amounts related to the prior year financial presentation have been reclassified to conform with the presentation as of December 31, 2019.

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

On an annual basis, management evaluates the carrying value of the Company’s leases and associated assets and assesses them for impairment, considering historical experience and other data such as primary lease terms of the properties, average holding period of unproved properties, geographic and geologic data, and also the commodity price forecast. As of December 31, 2019, 2018, and 2017, the Company determined to fully impair certain assets primarily relating to unproved leases and legacy wells for a total impairment of $180,481, $137,329, and $164,566, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2019 or 2018.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2019 and 2018.

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

Intangible Assets

The Company has acquired an exclusive right to patented and proprietary technologies, which is recorded as an intangible asset on the balance sheet (see Note 4). Once the Company commences the use of these technologies, the intangible asset will be amortized on a straight-line basis over the remaining life of the underlying patent. The Company evaluates the recoverability of the intangible asset whenever events or changes in circumstances indicate that the intangible asset’s carrying amount may not be recoverable. During the year ended December 31, 2019, the Company did not record an impairment loss.

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2019 and 2018 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Stock Based Compensation

In accordance with ASC 718, “Compensation – Stock Compensation” (ASC 718”), which was adopted as of January 1, 2019, the Company measures all employee stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk-free interest rates.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the year ended December 31, 2019, all of the outstanding 447,000 options and outstanding 2,831,338 warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were considered anti-dilutive. For the year ended December 31, 2018, all of the outstanding 447,000 options and outstanding 3,131,556 warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were considered anti-dilutive.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2019		December 31, 2018
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$48,055	$48,055	$54,626	$54,626
Asset Retirement Obligation (see Note 7)	180,535	180,535	158,783	158,783

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

Related Party Transactions

A related party is generally defined as (i) any person who holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) an entity or person who directly or indirectly controls, is controlled by or is under common control and/or management with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

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

NOTE 4. PETROSTEAM LICENSE

On March 20, 2019, the Company entered into an exclusive license agreement with PetroSteam LLC to obtain an exclusive right to deploy patented and field-tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan. In exchange, the Company has issued 2,991,400 restricted common shares. In addition, the Company has agreed, subject to certain qualifications and milestones being met, to purchase steam generation equipment from PetroSteam totaling $12,500,000 to be used on its bitumen/heavy-oil projects.

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2017	$273,170
Fair value of expired warrant	(56,229)
Change in fair value of derivative liabilities	(150,870)
Foreign exchange effect on derivative liability	(11,445)
Balance, December 31, 2018	54,626
Fair value of expired warrant	(210)
Change in fair value of derivative liabilities	(8,513)
Foreign exchange effect on derivative liability	2,152
Balance, December 31, 2019	$48,055

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2019	2018	2017
Volatility	425.91	557.60%	383.07%
Expected life	.18 to 4.38 years	.04 to 3 years	.2 to 4 years
Risk-free interest rate	1.37% - 1.58%	1.86% - 1.96%	1.73% - 1.9%
Dividend yield	0.00%	0.00%	0.00%

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

On May 14, 2019, the Company sold the shallower oil sands rights on two of its oil sands lease blocks in the Cadotte East area to an unrelated third party, but has retained the deeper oil sands rights, including the Debolt-Elkton formations. The Company has also retained a 2.5% overriding royalty on all petroleum substances produced from the shallower oil sands rights on those two lease blocks. The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50%, and the unrelated third party will pay the other 50%. On three of its oil sands lease blocks in the Reno area, the Company has sold 100% of its interest to an unrelated third party and has retained a 2.5% overriding royalty on all petroleum substances produced from those oil sands lease blocks. On those three oil sands lease blocks, the unrelated third party will take over 100% of the annual lease fees. In connection with these sales, the Company recorded a gain of $44,569.

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

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007. Since then, the Company has completed several third-party technical reports on its oil sands leases including a prefeasibility study and has developed an oil sands exploration program. The Company intends to move forward on the program and projects when adequate funding is available. As of December 31, 2019, 2018, and 2017, the Company decided to fully impair certain of its assets primarily relating to unproved leases and legacy wells for a total impairment of $180,481, $137,329, and $164,566, respectively. This decision was made due to: the historically low commodity prices; the general lack of investment activity in the sector; the general lack of new oil sands lease activity in the region; and the need to update the Company’s 51-101 studies to reflect the new COGEH standards.

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $180,535 at December 31, 2019, based on an undiscounted total future liability of $225,229 (CDN$293,000). These payments are expected to be incurred between 2020 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $13,951, $9,381 and $13,970 for the years ended December 31, 2019, 2018 and 2017, respectively, has been recorded in the Statements of Operations and Comprehensive Income / (Loss).

NOTE 8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Stock purchases

There were no stock purchases from a related party in 2019. During the year ended December 31, 2018, the Company received total proceeds of $100,000 from private placements for common shares issued to a related party by common director. The number of shares issued in connection with these transactions were 1,000,000. In addition, in 2018, the President of the Company exercised 240,000 of his options for $12,000, of which $9,000 was in lieu of cash compensation for consulting services and $3,000 resulted from the settlement of an accrued liability.

Deferred Revenue - Royalty Agreement

The Company has negotiated a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from 19 of the company’s the oil sands leases. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. The $300,000 is recorded as deferred revenue and will be recognized at such time as the Company begins to produce Vanadium.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2019, the effective interest rate on these notes payable was 4.95%. The balance of note payable, including interest, to related parties at December 31, 2019 and 2018 was $8,105 and $7,403, respectively. The Company recognized interest expense of $339, $315 and $282 for the years ended December 31, 2019, 2018 and 2017, respectively, in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $25,856, $0 and $0 for the years ended December 31, 2019, 2018 and 2017, respectively.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $9,346 and $5,131 for the years ended December 31, 2019, 2018 and 2017, respectively.

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2019, the Company had 20,085,119 shares of common stock outstanding.

On March 20, 2019, the Company entered into an exclusive license agreement to obtain an exclusive right to deploy patented and field-tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan. In exchange, the Company has issued 2,991,400 restricted common shares at a value of $0.02 per share, for a total value of $59,828.

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

The following table summarizes warrant activity during the years ended December 31, 2019, 2018 and 2017.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2016	4,533,963	$1.70	3,865,797	$2.00
Issued	–
Canceled / exercised	–
Expired	(166,666)	0.68
Outstanding December 31, 2017	4,367,297	$1.75	4,367,297	$1.75
Issued	–
Canceled / exercised	–
Expired	(1,235,741)	$1.54
Outstanding December 31, 2018	3,131,556	$1.84	3,131,556	$1.84
Issued	–
Canceled / exercised	–
Expired	(300,218)	$1.54
Outstanding December 31, 2019	2,831,338	$1.87	2,831,338	$1.87

The following tables summarizes outstanding warrants as of December 31, 2019:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.20 - $22.50	2,831,338	$1.87	.12 – 4.13

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

As of December 31, 2019, there were 11,810,000 shares available for grant.

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

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance, December 31, 2016	347,000	$1.20	2.60	0.00
Option granted	430,000	0.05
Options cancelled	(40,000)	$5.73
Options exercised	–	–
Balance December 31, 2017	737,000	$0.85	7.75	0.00
Option granted	–	$–
Options cancelled	(50,000)	$1.40
Options exercised	(240,000)	0.05
Balance December 31, 2018	447,000	$0.79	6.68	0.00
Option granted	–	–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2019	447,000	$0.79	5.68	0.00

Exercisable at December 31, 2019	447,000	$0.79	5.68	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2019 range from $0.05 to $1.40 per share.

As of December 31, 2019, 2018 and 2017, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 11.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2019	2018	2017
Loss carryforwards	$782,300	$766,600	$763,000
Capital losses	–	5,000	5,000
Office equipment	–	12,500	12,500
Oil & Gas properties	1,817,700	1,733,500	1,885,000
Asset retirement obligation	117,800	99,300	89,900
Deferred tax asset	2,717,800	2,616,900	2,755,400

Less valuation allowance	(2,717,800)	(2,616,900)	(2,755,400)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2019, the Company had a net Canadian operating loss carryforwards of approximately $3.1 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $7.3 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2019, 2018 and 2017, changes in valuation allowance were 100,900, ($138,500), and 757,600, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2019	2018	2017
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	4%	-6%	20%
Non-deductible change in fair value of derivative liability	-3%	-45%	-64%
Non-deductible accretion expense	4%	2%	15%
Effect of foreign exchange	20%	74%	54%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2019, 2018 and 2017 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2019, 2018 and 2017.

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

In February 2020, the Company chose not to renew eight of their 51 oil sands leases totaling 10,432 hectares.

