Form 20-F
period 2020-12-31
Strata Power Corp
filed 2021-03-31
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

500 – 4th Avenue SW
Suite 2500
Calgary, AB
T2P 2V6

(Address of principal executive offices)

                    877-237-5443

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:

Common Stock

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual Report:

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2020 and 20,085,119 as of March 31, 2021. No preferred shares are issued and outstanding.

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

FORM 20-F ANNUAL REPORT 2020

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2020	2019	2018	2017	2016

Revenue	$–	$–	$–	$–	$–
Operating Expenses	69,983	266,338	225,564	301,336	7,919,352
Other income (expense), net	47,024	46,995	239,576	581,297	(586,878)
Net income (loss)	$(23,697)	$(219,343)	$14,012	$279,961	$(7,332,474)

Basic income (loss) per common share:	$(0.00)	$(0.01)	$0.00	$0.02	$(0.56)
Diluted income (loss) per common share:	$(0.00)	$(0.01)	$0.00	$0.02	$(0.56)
Basic weighted average number of common shares outstanding	20,085,119	19,322,927	16,891,966	14,880,909	13,035,203
Diluted weighted average number of common shares outstanding	20,085,119	19,322,927	16,891,966	15,310,909	13,035,203

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2020	2019	2018	2017	2016

Cash and cash equivalents	$21,717	$4,557	$11,894	$18,591	$7,881
Other current assets	2,348	2,743	894	945	3,025
Reclamation deposits	99,916	96,838	90,531	96,738	121,391
License Agreement	59,828	59,828	–	–	–
Total assets	183,809	163,966	103,319	116,274	132,297
Current liabilities	156,198	135,027	125,058	372,588	971,363
Long-term liabilities	497,904	480,535	268,783	163,020	138,728
Additional paid-in capital	23,404,083	23,404,083	23,344,255	23,232,255	22,919,431
(Accumulated deficit) retained earnings	(23,474,066)	(23,451,107)	(23,231,764)	(23,245,776)	(23,525,737)
Accumulated other comprehensive income	(405,310)	(404,572)	(403,012)	(405,813)	(371,488)
Total liabilities and stockholders’ equity	$183,809	163,966	103,319	116,274	132,297

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016, and the average rates for the period and the range of high and low rates for the period. The data for March 2021 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2020 was CDN $1.27 per U.S. $1.00.

The exchange rate as of March 31, 2021 was CDN $1.26 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2021	1.28	1.25
January, 2021	1.285	1.26
December, 2020	1.30	1.27
November, 2020	1.33	1.30
October, 2020	1.33	1.31
September, 2020	1.34	1.31

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2020	1.34
For the twelve months ended December 31, 2019	1.33
For the twelve months ended December 31, 2018	1.30
For the twelve months ended December 31, 2017	1.30
For the twelve months ended December 31, 2016	1.32

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

12.         Our auditors’ opinion on our December 31, 2020 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,474,066 as of December 31, 2020. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating operating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

Public Health Threats Risk

24.       Our financial and operating performance may be adversely affected by global public health threats, including the recent outbreak of the novel coronavirus (COVID-19).

Public health threats, such as the coronavirus (COVID-19), influenza and other highly communicable diseases or viruses could adversely impact our operations and cause disruptions in the oil and gas industry. If the effect of the coronavirus (COVID-19) is ongoing, economic conditions and the economic slow-down resulting from COVID-19 and the intentional governmental responses to the virus may also adversely affect the market price of our common shares.

Additionally, any prolonged restrictive measures implemented in order to control or contain the coronavirus (COVID-19) or other global public health threats may have a material and adverse effect on our business operations. Our financial and operating performance may be adversely affected by global public health threats, including the recent outbreak of the novel coronavirus (COVID-19).

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

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2020, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

As of December 31, 2020, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

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

D. Property, Plant and Equipment

CORPORATE OFFICES

We do not own any real property. Our corporate offices are located at 500 – 4th Avenue SW Suite 2500, Calgary, AB T2P 2V6. We believe that the facilities will be adequate for the foreseeable future.

OIL SANDS LEASES

As of December 31, 2020, the Company has a partial interest in 7 oil sands leases, and a royalty interest in 10 oil sands leases, all located in the Peace River oil sands area, totaling 8,704 hectares. The Company also owns 3 non-producing wells.

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

Planned Work by the Company for 2021

The Company plans to continue focusing its resources on the analysis and development of its Peace River oil sands properties.

PEACE RIVER OIL SANDS LEASES

Acquisition of Interest

The Company entered into a series of leases in multiple transactions with the Province of Alberta in the Peace River area of Alberta, Canada (the “Peace River Properties”). Some of the leases were acquired through a public auction process that requires the Company to submit sealed bids for land packages being auctioned by the provincial government. The remainder of the leases were acquired by third parties, however, all the Company’s leases are leased directly with the Crown.

The Peace River Properties consist of a total of 9,728 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River, in the Cadotte Lake area.

Peace River Projects

The Peace River properties (hereinafter referred to as the “Cadotte Leases”) are comprised of 7 oil sands leases with the Government of the Province of Alberta, Canada.  All of the leases are for an initial 15-year term (and may then be converted to non-expiring leases) and require minimum annual lease payments to the Crown. Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease.

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

Previous Work

During the winter drill season of 2006 – 2007, Strata drilled four wells on the Cadotte leases. Three of these wells were within the Cadotte Central Target Area and one was east of the Cadotte Central Target Area. Three wells were drilled with cores in the Cadotte Central Target Area, two of which were cased allowing for production testing with the ability to re-enter these wells for future testing. The other well was abandoned due to drilling fluid losses during drilling which did not allow the well to be cased for testing in the future. The fourth well drilled in the eastern location was cored and cased. The cores of all of these wells were tested and examined in a laboratory in Calgary. The results of these tests were that cold production was not viable. However, the results indicated that the bitumen would flow at approximately 85°C. These results will allow the Company to explore different means of extraction in addition to steam.

Former leaseholders have drilled wells on and around the Company’s Cadotte lease area. Geophysical well logs are of variable quality but generally consist of a full suite of tools to evaluate the potential reservoirs. With respect to available drilling data, the leases of the Cadotte area are drilled at an average spacing of one well per section. However, not all the existing wells were drilled to investigate the sequence located on the Company’s Cadotte leases. The effective average spacing with wells that have penetrated the Carboniferous sequence is approximately 0.8 wells per section. This spacing is from twenty-three wells on or immediately adjacent to the leases. There are an additional two hundred nineteen wells in the surrounding area, the data from which has also been referenced and inspected by the Company to assist with its evaluation of the Cadotte leases.

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

Subsequent to these studies, Strata completed additional analyses including a study entitled “Debolt Core Description and Interpretation” by Dr. Hans G. Machel, and also a seismic study by Norwest entitled “Seismic Study of Cadotte Leases” to evaluate land to the west of the Cadotte lease area for heavy-oil recovery using cold production.

The latter study utilized existing well and seismic data and focused on different physical properties and technical aspects related to the identification of pools and fields. The initial interpretation of the geological structure resulted in the identification of cold production targets which were then validated by seismic data. The Company's technical team subsequently identified multiple drilling locations in order to test the extent to which the Bluesky Formation has the fluid properties which permit the use of primary production methods.

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

Planned Work by the Company for 2021

When adequate funding can be assembled, Strata intends to proceed with further evaluation of its identified targets. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through equity in the form of private placements and warrant exercises.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2020, 2019 and 2018. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2020	2019	2018
Operating expenses	$69,983	$266,338	$225,564
Other income	$47,024	$46,995	$239,576
Net income / (loss)	$(22,959)	$(219,343)	$14,012
Earnings per share from continuing operations, basic	$(0.00)	$(0.01)	$0.00
Earnings per share from continuing operations, diluted	$(0.00)	$(0.01)	$0.00
Basic weighted average common shares outstanding	20,085,119	19,322,927	16,891,966
Diluted weighted average common shares outstanding	20,085,119	19,322,927	16,891,966

REVENUES

The Company did not earn any revenue for the year ended December 31, 2020, 2019 and 2018. We do not anticipate earning revenues until such time as we have entered into commercial production of our oil and gas properties. We can provide no assurance that we will discover commercially exploitable levels of oil or gas resources on our properties, or if such resources are discovered, that we will enter into commercial production of our oil and gas properties.

Year ended December 31, 2020 compared to the year ended December 31, 2019

RESULTS OF OPERATIONS

During the years ended December 31, 2020, 2019 and 2018, we had net loss of $22,959, net loss of $219,343 and net income of $14,012, respectively. Due to the weak condition in the Alberta heavy oil sector, the Company has limited their activity of the oil & gas properties. During the years ended December 31, 2020, 2019 and 2018, we recognized oil & gas properties expenses of $38,069, $180,481 and $137,329, respectively.

For the years ended December 31, 2020, 2019 and 2018, we recognized operating expenses, excluding the oil and gas properties expense, of $31,914, $85,857 and $88,235, respectively. Operating expenses from 2019 to 2020 decreased $53,943 primarily due to a decrease in consulting fees, due to the limited activity of the oil & gas properties stated above.

INTEREST AND OTHER INCOME (EXPENSE)

During the year ended December 31, 2020 and 2019, the company sold some of its oil sands lease blocks to unrelated third parties. These sales resulted in gains of $29,437 and $44,569, respectively, that are included in other income (expense). Included in other income (expense) for the year ended December 31, 2018, is a gain of $207,101 relating to the change in fair value of derivative liability resulting from a decrease in the fair value of the derivative liability. The decrease in derivative liability was the result of a decrease in the Company’s stock price at December 31, 2018 compared to 2017 and the expiration of a significant amount of warrants. See Note 5 of the Financial Statements for more on the change in the derivative liability.

B. Liquidity and Capital Resources

(in U.S. dollars)	As at December 31,
	2020	2019	2018
Cash and cash equivalents	$21,717	$4,557	$11,894
Working capital (deficit)	(132,133)	(127,727)	(112,269)
Net cash provided by (used in)
Operating activities	(19,861)	125,128	48,422
Investing activities	28,555	(137,917)	(138,994)
Financing activities	5,000	–	100,000

As of December 31, 2020, we had $21,717 in cash, an increase of $17,160 from December 31, 2019. Management estimates that the Company will require approximately $115,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2021. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2021, our capital requirements will mostly be associated with the maintenance of our lease payments. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to work with potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2020, 2019 and 2018 was ($19,861), $125,128 and $48,422, respectively. The increase in cash provided by operations in 2019 and 2018 was a result of monies received from a related party by common director of $190,000 and $110,000, respectively, in exchange for future royalties on the gross production of Vanadium Oxide. See Note 8 to the financial statement footnotes.

Cash provided by (used in) investing activities during the years ended December 31, 2020, 2019 and 2018 was $28,555, ($137,917) and ($138,994), respectively. For 2020, cash was provided from the sale of oil and gas leases. For 2019 and 2018, cash used in investing activities primarily related to the acquisition of oil and gas interests. See Note 6 to the financial statements for more information.

The Company generated net cash inflows from financing activities of $5,000, $0 and $100,000 for 2020, 2019 and 2018, respectively. During 2020, the Company raised funds from the exercise of $5,000 of stock options and warrants. During 2018, the Company raised funds from a series of private placements of $100,000. See Note 9 to the financial statements for more information.

We had cash of $21,717 as of December 31, 2020. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$15,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$85,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2020 and 2019 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2020 and 2019.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2020 and December 31, 2020 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The following table outlines contractual obligations at December 31, 2020.

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	More than five years
Annual Oil Sands Lease Payments:
Peace River property leases	$22,848	$15,232	$7,616	$–	$–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	–	–	–	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet Under the GAAP of the primary financial statements	–	–	–	–	–
Total	$22,848	$15,232	$7,616	$–	$–

The Peace River Project is currently comprised of a partial interest in 7 leases with the government of the Province of Alberta, Canada requiring annual lease payments of USD $15,232. The leases are fifteen-year leases that expire beginning June, 2021 through July, 2022.

At December 31, 2020, the Company had trade payables and accrued liabilities of $123,324. All of these obligations are due in less than one year.

At December 31, 2020, the Company had a derivative liability of $24,336 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

TREVOR NEWTON is the founder of Strata Power Corporation and has been involved in the development of the company from the initial land acquisition and discovery stage, through to the present. He has assisted the company by establishing its corporate focus, assembling its team, and helping advance its core project. Mr. Newton is also a Director of Patriot Gold Corp., an OTC reporting issuer. Mr. Newton's corporate experience has primarily been in the resource sector, where he has assisted private and public companies in their financing, project acquisition, and development. Mr. Newton has a B.Sc. in Economics from the University of Victoria and an M.A. in Economics from Simon Fraser University.

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

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman,	2020	$–	$–	$–	$–	$–	$–	$–
	President, CEO, Secretary	2019	25,856	–	–	–	–	–	–
		2018	9,000	–	–	–	–	–	–

Michael Ranger (2)	Director	2020	$–	$–	$–	$–	$–	$–	$–
		2019	–	$–	$–	$–	$–	$–	$–
		2018	9,346	–	–	–	–	–	–

Dave Mahowich (3)	Director	2020	$–	$–	$–	$–	$–	$–	$–
		2019	–	$–	$–	$–	$–	$–	$–
		2018	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Dave Mahowich was appointed Director on June 16, 2017.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2020, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2020, 2019 and 2018 of $0, $25,856 and $9,000, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses and an accrued liability of $0, $0 and $9,346 for the years ended December 31, 2020, 2019 and 2018, respectively. The agreement does not provide for termination benefits of any kind.

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

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 31, 2021. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	200,000

Michael Ranger (4)	23,258		0.12%	110,000

Dave Mahowich (5)	–		–	90,000

All Executive Officers and Directors as a Group	6,207,616		36.32%	410,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of March 31, 2020.
(2)	Mr. Newton was awarded 200,000 and 250,000 stock options at an exercise price of $0.05 on July 1, 2014 and November 12, 2017, respectively. Mr. Newton exercised 240,000 stock options on February 18, 2018 and the remaining 10,000 stock options on April 2, 2020. All remaining stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 20,000, 20,000 and 70,000 stock options to purchase common shares of the Company at an exercise price of $0.70, $1.40 and $.05 on July 11, 2012, July 11, 2012 and November 12, 2017, all which are fully vested.
(5)	Dave Mahowich was awarded 90,000 stock options to purchase common shares of the Company at an exercise price of $0.05 on June 16, 2017, all of which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 31, 2021 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 31, 2021, the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-eight (148) registered shareholders holding 9,567,280 common shares have addresses in the United States.

7.A.3 Ownership or Control of the Company.

The Company is not, directly or indirectly, owned or controlled by another corporation, foreign government or natural or legal person, severally or jointly.

7.A.4. Change of Control of Company Arrangements.

There is no arrangement known to the Company which may, at a subsequent date, result in a change in control of the Company.

7.B. Related Party Transactions

Stock purchases

In 2020, the President of the Company exercised 10,000 options and 81,000 warrants for $500 and $4,500, respectively. In addition, in 2018, the President of the Company exercised 240,000 of his options for $12,000, of which $9,000 was in lieu of cash compensation for consulting services and $3,000 resulted from the settlement of an accrued liability.

During the year ended December 31, 2018 the Company received total proceeds of $100,000 from private placements for common shares issued to a related party by common director. The number of shares issued in connection with these transactions were 1,000,000.

Deferred revenue - royalty agreement

The Company has negotiated a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from the Company’s oil sands lease interests. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. The $300,000 is recorded as deferred revenue and will be recognized at such time as the Company begins to produce Vanadium.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2020, the effective interest rate on these notes payable was 3.45%. The balance of note payable to related parties at December 31, 2020 and 2019 was $8,537 and $8,105, respectively. The Company recognized interest expense of $240, $339 and $315 for the years ended December 31, 2020, 2019 and 2018, respectively, in its Statement of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $0, $25,856 and $9,000 for the years ended December 31, 2020, 2019 and 2018.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $0 and $9,346 for the years ended December 31, 2020, 2019 and 2018, respectively.

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

Audited Financial Statements:

Fiscal years ended December 31, 2020, 2019 and 2018.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2020	$0.03	$0.005
2019	$0.03	$0.01
2018	$0.12	$0.01
2017	$0.80	$0.01
2016	$0.70	$0.10

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2020	Fourth Quarter of 2020	$0.03	$0.01
	Third Quarter of 2020	$0.02	$0.01
	Second Quarter of 2020	$0.02	$0.005
	First Quarter of 2020	$0.02	$0.005

2019	Fourth Quarter of 2019	$0.02	$0.01
	Third Quarter of 2019	$0.03	$0.01
	Second Quarter of 2019	$0.03	$0.02
	First Quarter of 2019	$0.03	$0.01

2018	Fourth Quarter of 2018	$0.05	$0.01
	Third Quarter of 2018	$0.06	$0.03
	Second Quarter of 2018	$0.08	$0.03
	First Quarter of 2018	$0.12	$0.03

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2021, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.26. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2020, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2020, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2020, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2020 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2020, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2020.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2020(1)(2)	Fiscal year ending December 31, 2019 (1)	Fiscal year ending December 31, 2018 (1)
Audit Fees	$13,500	$13,000	$12,000
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$13,500	$13,000	$12,000

(1)	As of December 31, 2020, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2020

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 31, 2021	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 31, 2021
Trevor Newton

/s/ Michael Ranger	Director	March 31, 2021
Michael Ranger

/s/ Dave Mahowich	Director	March 31, 2021
Dave Mahowich

Strata Power Corporation

Financial Statements

December 31, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2020 and 2019, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not realized any revenue from operations and is expected to incur negative operating cash flows for the foreseeable future. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Asset Retirement Obligation — Refer to Notes 2 and 7 to the financial statements

Critical Audit Matter Description

In 2007, the Company drilled four wells on its Peace River Property. In subsequent years, the Company has accrued an estimated liability for the estimated costs to remediate, reclaim, and abandon related wells and facilities based on the estimated net present value of future expected costs. We identified the asset retirement obligation as a critical audit matter because of the challenges of auditing management’s judgments applied in determining future expenses and adjustments to net present value. Specifically, auditing management’s interpretations of the current facts and circumstances, forecasts of future events, and estimates of the financial impacts of such events is subjective and requires significant judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the asset retirement obligation included the following, among others:

•	We evaluated management’s analysis of future obligations and if there are changes from prior periods that may affect current amounts and disclosures.

•	We reperformed the calculations prepared by the Company.

•	We evaluated events occurring during the year and subsequent to December 31, 2020 to determine if there is any impact on management’s analysis or our evaluation.

We have served as the Company’s auditor since 2017.

Spokane, Washington

March 31, 2021

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2020	2019
ASSETS
Current assets
Cash	$21,717	$4,557
GST receivables	2,348	2,282
Prepaid expenses	–	461
Total current assets	24,065	7,300

Reclamation deposits	99,916	96,838
PetroSteam License	59,828	59,828
Total assets	$183,809	$163,966

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$101,367	$57,409
Accounts payable and accrued liabilities - related party	21,958	21,458
Notes payable	8,537	8,105
Derivative liability	24,336	48,055
Total current liabilities	156,198	135,027

Deferred revenue - royalty agreement (Note 8)	300,000	300,000
Asset retirement obligation	197,904	180,535
Total long-term liabilities	497,904	480,535

Total liabilities	654,102	615,562

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at December 31, 2020 and 2019	–	–
Additional paid-in capital	23,404,083	23,404,083
Common shares to be issued	5,000	–
Accumulated deficit	(23,474,066)	(23,451,107)
Accumulated other comprehensive income	(470,293)	(404,572)
Total stockholders' equity (deficit)	(488,567)	(451,596)
Total liabilities and stockholders' equity (deficit)	$183,809	$163,966

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2020	2019	2018
Operating Expenses:
Professional fees	$15,378	$28,889	$46,373
Office and sundry	1,604	14,497	12,590
Consulting fees	–	26,395	18,816
Transfer agent fees	2,263	2,125	1,075
Accretion expense	12,669	13,951	9,381
Oil & gas properties expense	38,069	180,481	137,329
Total operating expenses	69,983	266,338	225,564

Other income (expense):
Interest income	952	2,005	1,510
Miscellaneous income	–	–	12,620
Interest expense	(240)	(339)	(315)
Gain on disposal of properties	29,437	44,569	–
Foreign exchange gain (loss)	(7,812)	(7,964)	18,660
Change in fair value of derivative liability	24,687	8,724	207,101
Total other income (expense)	47,024	46,995	239,576

Net income (loss)	(22,959)	(219,343)	14,012

Other comprehensive income (loss)
Foreign currency translation adjustment	(738)	(1,560)	2,801
Comprehensive income (loss)	$(23,697)	$(220,903)	$16,813

Basic and diluted earnings (loss) per share (Note 3)
Basic income (loss) per common share	$0.00	$(0.01)	$0.00
Diluted income (loss) per common share	$0.00	$(0.01)	$0.00
Basic weighted average number of shares outstanding	20,085,119	19,322,927	16,891,966
Diluted weighted average number of shares outstanding	20,085,119	19,322,927	16,891,966

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Common Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2017	15,853,719	$23,232,255	$–	$(23,245,776)	$(405,813)	$(419,334)

Private placement, common stock issuance for cash	1,000,000	100,000	–	–	–	100,000
Stock options exercised	240,000	12,000	–	–	–	12,000
Net income and comprehensive income	–	–	–	14,012	2,801	16,813
Balance December 31, 2018	17,093,719	$23,344,255	–	$(23,231,764)	$(403,012)	$(290,521)

Private placement, common stock issuance for license agreement	2,991,400	59,828	–	–	–	59,828

Net loss and comprehensive loss	–	–	–	(219,343)	(1,560)	(220,903
Balance December 31, 2019	20,085,119	$23,404,083	–	$(23,451,107)	$(404,572)	$(451,596)

Common shares to be issued from exercise of options and warrants	–	–	5,000	–	–	5,000
Net loss and comprehensive loss	–	–	–	(22,959)	(738)	(23,697)
Balance December 31, 2020	20,085,119	$23,404,083	$5,000	$(23,474,066)	$(405,813)	$(470,293)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$(22,959)	$(219,343)	$14,012
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Stock based compensation for consulting fees	–	–	9,000
Accrued interest	229	334	315
Accretion expense	12,669	13,951	9,381
Change in fair value of derivative liability	(24,687)	(8,724)	(207,101)
Gain on disposal of oil and gas properties	(29,437)	(44,569)	–
Impairment of oil and gas properties	–	180,481	137,329
Change in assets and liabilities
GST receivable	(66)	(1,387)	51
Prepaid expenses	461	(461)	–
Accounts payable and accrued liabilities	43,956	14,846	(34,388)
Accrued liabilities – related party	(27)	–	9,823
Deferred revenue – royalty agreement	–	190,000	110,000
Net cash provided by (used in) operating activities	(19,861)	125,128	48,422
Cash flows from investing activities
Reclamation Deposits	(882)	(2,005)	(1,665)
Acquisition of oil and gas interests	–	(180,481)	(137,329)
Proceeds from the sale of property	29,437	44,569	–
Net cash provided by (used in) investing activities	28,555	(137,917)	(138,994)
Cash flows from financing activities
Proceeds from exercise of options and warrants	5,000	–	–
Proceeds from issuance of common stock	–	–	100,000
Net cash provided by financing activities	5,000	–	100,000
Foreign exchange effect on cash	3,466	5,452	(16,125)
Net increase (decrease) in cash	17,160	(7,337)	(6,697)
Cash, beginning balance	4,557	11,894	18,591
Cash, ending balance	$21,717	$4,557	$11,894
Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–
Non-cash investing and financing activities
Common stock issued in exchange for license agreement	$–	$59,828	$–
Issuance of common stock in lieu of accrued liability	$–	$–	$3,000

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

As of December 31, 2020, the Company has a 50% interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells. The Company also has a Metallic and Industrial Minerals Permit in Alberta, totaling 9,800 hectares.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has not realized any revenue from its present operations. During the year ended December 31, 2020, the Company incurred a net loss of $41,233, primarily due to expenses related to the oil and gas properties, had cash flows used in operations of $19,861 and is expected to incur negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,474,066 at December 31, 2020. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $115,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

NOTE 3.     SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate so as to make the information presented not misleading.

Risks and Uncertainties

The Company is subject to additional risks and uncertainties due to the COVID-19 pandemic. The extent of the impact on the Company’s business is uncertain and difficult to predict, as the response to the pandemic varies by jurisdiction and medical treatments are still uncertain. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there has been no material impact on the Company’s year-to-date results of operations. The Company cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on the Company’s results of operations, financial position and liquidity.

Reclassification

Certain amounts related to the prior year financial presentation have been reclassified to conform with the presentation as of December 31, 2020.

Management’s Estimates and Assumptions

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date, and revenues and expenses for the period then ended. Management believes that all applicable estimates and adjustments are appropriate. Actual results could differ significantly from those estimates.

Oil and Gas Property Payments and Exploration Costs

All costs incurred in the acquisition, exploration and development of natural gas and oil interests are expensed as incurred. When it has been determined that the natural gas and oil properties can be economically developed as a result of proven and probable reserves, the costs incurred to acquire and develop such property will be capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. No costs have been capitalized through December 31, 2020.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2020 or 2019.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2020 and 2019.

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

Intangible Assets

The Company has acquired an exclusive right to patented and proprietary technologies, which is recorded as an intangible asset on the balance sheet (see Note 4). Once the Company commences the use of these technologies, the intangible asset will be amortized on a straight-line basis over the remaining life of the underlying patent. The Company evaluates the recoverability of the intangible asset whenever events or changes in circumstances indicate that the intangible asset’s carrying amount may not be recoverable. During the years ended December 31, 2020 and 2019, the Company did not record an impairment loss.

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2020 and 2019 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Stock Based Compensation

In accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”), which was adopted as of January 1, 2019, the Company measures all employee stock-based compensation awards using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk-free interest rates.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the years ended December 31, 2020 and 2019, all of the outstanding options and warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s income (loss) from continuing operations.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2020		December 31, 2019
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$24,366	$24,366	$48,055	$48,055
Asset Retirement Obligation (see Note 7)	197,904	197,904	180,535	180,535

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

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency and they are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2018	$54,626
Fair value of expired warrant	(210)
Change in fair value of derivative liabilities	(8,513)
Foreign exchange effect on derivative liability	2,152
Balance, December 31, 2019	48,055
Exercise of warrants	(1,487)
Fair value of expired warrant	(16)
Change in fair value of derivative liabilities	(23,155)
Foreign exchange effect on derivative liability	969
Balance, December 31, 2020	$24,366

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2020	2019	2018
Volatility	411.10%	425.91%	557.60%
Expected life	0.33 to 3.12 years	0.18 to 4.38 years	0.04 to 3 years
Risk-free interest rate	0.20% - 0.67%	1.37% - 1.58%	1.86% - 1.96%
Dividend yield	0.00%	0.00%	0.00%

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

On June 11, 2020, the Company sold the shallower oil sands rights on five of its oil sands leases in the Cadotte Central area to an unrelated third party, but has retained the deeper oil sands rights, including the Debolt-Elkton formations. The Company has also retained a 2.5% overriding royalty on all petroleum substances produced from those oil sands lease blocks. The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50%, and the unrelated third party will pay the other 50%. In connection with this sale, the Company recorded a gain of $29,437.

Throughout 2020, the Company has chosen to not renew their remaining oil sands leases due to weak conditions in the Alberta heavy oil sector.

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

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $197,904 at December 31, 2020, based on an undiscounted total future liability of $225,229 (CDN$293,000). These payments are expected to be incurred between 2021 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $12,669, $13,951 and $9,381 for the years ended December 31, 2020, 2019 and 2018, respectively, has been recorded in the Statements of Operations and Comprehensive Income (Loss). However, the Company is currently in the process of carrying out abandonment and remediation of its wells through the federally funded Site Rehabilitation Program. As a result, the actual Asset Retirement Obligation costs on these wells could be substantially lower than its current value but the actual amount cannot be reasonably estimated at this time.

NOTE 8. RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include:

Deferred Revenue - Royalty Agreement

The Company has negotiated a royalty agreement with a related party by common CEO and director. In exchange for a non-refundable payment of $300,000, the Company intends to provide a royalty stream to this related party based on the gross production of Vanadium Oxide (“Vanadium”) from the company’s the oil sands leases. For each barrel of bitumen produced from the specified oil sands until March 21, 2039, or upon termination of mining, whichever is earlier, the Company will pay a royalty equal to 25 grams of Vanadium per barrel of bitumen produced, multiplied by the price of Vanadium Pentoxide 98% min in-warehouse Rotterdam published on the last business day of the month in which the gross production of bitumen occurred. The $300,000 is recorded as deferred revenue and will be recognized at such time as the Company begins to produce Vanadium.

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2020, the effective interest rate on these notes payable was 3.45%. The balance of note payable, including interest, to related parties at December 31, 2020 and 2019 was $8,537 and $8,105, respectively. The Company recognized interest expense of $240, $339 and $315 for the years ended December 31, 2020, 2019 and 2018, respectively, in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $0, $25,856 and $0 for the years ended December 31, 2020, 2019 and 2018, respectively.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $0 and $9,346 for the years ended December 31, 2020, 2019 and 2018, respectively.

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2020, the Company had 20,085,119 shares of common stock outstanding and an additional 91,000 shares of common stock to be issued in connection with the exercise of warrants and options.

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

The following table summarizes warrant activity during the years ended December 31, 2020, 2019 and 2018.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2017	4,367,297	$1.75	4,367,297	$1.75
Issued	–
Canceled / exercised	–
Expired	(1,235,741)	$1.54
Outstanding December 31, 2018	3,131,556	$1.84	3,131,556	$1.84
Issued	–
Canceled / exercised	–
Expired	(300,218)	$1.54
Outstanding December 31, 2019	2,831,338	$1.87	2,831,338	$1.87
Issued	–
Canceled / exercised	(81,000)	$0.56
Expired	(231,100)	$1.54
Outstanding December 31, 2020	2,519,238	$1.73	2,519,238	$1.73

The following tables summarizes outstanding warrants as of December 31, 2020:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$0.20 - $22.50	2,519,238	$1.73	0.08 – 3.12

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

As of December 31, 2020, there were 11,810,000 shares available for grant.

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

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance December 31, 2017	737,000	$0.85	7.75	0.00
Option granted	–	$–
Options cancelled	(50,000)	$1.40
Options exercised	(240,000)	0.05
Balance December 31, 2018	447,000	$0.79	6.68	0.00
Option granted	–	–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2019	447,000	$0.79	5.68	0.00
Option granted	–	–
Options cancelled	–	$–
Options exercised	(10,000)	$0.05
Balance December 31, 2020	437,000	$0.81	3.80	0.00

Exercisable at December 31, 2020	437,000	$0.81	3.80	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2020 range from $0.05 to $1.40 per share.

As of December 31, 2020, 2019 and 2018, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 11.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2020	2019	2018
Loss carryforwards	$791,000	$782,300	$766,600
Capital losses	–	–	5,000
Office equipment	–	–	12,500
Oil & Gas properties	1,857,700	1,817,700	1,733,500
Asset retirement obligation	134,800	117,800	99,300
Deferred tax asset	2,783,500	2,717,800	2,616,900

Less valuation allowance	(2,783,500)	(2,717,800)	(2,616,900)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2020, the Company had a net Canadian operating loss carryforwards of approximately $3.2 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $7.4 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2020, 2019 and 2018, changes in valuation allowance were $65,700, $100,900, and ($138,500), respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2020	2019	2018
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	2%	4%	-6%
Non-deductible change in fair value of derivative liability	-6%	-3%	-45%
Non-deductible accretion expense	13%	4%	2%
Effect of foreign exchange	16%	20%	74%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2020, 2019 and 2018 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2020, 2019 and 2018.

The Company’s income tax returns are generally considered closed to examination when a notice of determination is filed with the taxing authority. No such notice has been filed to date. The most recent tax return filed by the Company is for the year ended December 31, 2017.

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

NOTE 13.     SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.

