Form 20-F
period 2021-12-31
Strata Power Corp
filed 2022-03-31
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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
Calgary, AB, Canada
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

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2021 and 20,085,119 as of March 31, 2022. No preferred shares are issued and outstanding.

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

FORM 20-F ANNUAL REPORT 2021

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2021	2020	2019	2018	2017

Revenue	$31,296	$–	$–	$–	$–
Operating Expenses	107,621	69,983	266,338	225,564	301,336
Other income (expense), net	(142,138)	47,024	46,995	239,576	581,297
Net income (loss)	$(218,463)	$(22,959)	$(219,343)	$14,012	$279,961

Basic income (loss) per common share:	$(0.01)	$(0.00)	$(0.01)	$0.00	$0.02
Diluted income (loss) per common share:	$(0.01)	$(0.00)	$(0.01)	$0.00	$0.02
Basic weighted average number of common shares outstanding	20,085,119	20,085,119	19,322,927	16,891,966	14,880,909
Diluted weighted average number of common shares outstanding	20,085,119	20,085,119	19,322,927	16,891,966	15,310,909

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2021	2020	2019	2018	2017

Cash and cash equivalents	$7,696	$21,717	$4,557	$11,894	$18,591
Other current assets	26,174	2,348	2,743	894	945
Reclamation deposits	101,139	99,916	96,838	90,531	96,738
License Agreement	–	59,828	59,828	–	–
Total assets	135,009	183,809	163,966	103,319	116,274
Current liabilities	309,050	156,198	135,027	125,058	372,588
Long-term liabilities	514,960	497,904	480,535	268,783	163,020
Additional paid-in capital	23,404,083	23,404,083	23,404,083	23,344,255	23,232,255
(Accumulated deficit) retained earnings	(23,692,528)	(23,474,066)	(23,451,107)	(23,231,764)	(23,245,776)
Accumulated other comprehensive income	(405,555)	(405,310)	(404,572)	(403,012)	(405,813)
Total liabilities and stockholders’ equity	$135,009	183,809	163,966	103,319	116,274

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2021, 2020, 2019, 2018 and 2017, and the average rates for the period and the range of high and low rates for the period. The data for March 2022 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2021 was CDN $1.26 per U.S. $1.00.

The exchange rate as of March 29, 2022 was CDN $1.25 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2022	1.28	1.27
January, 2022	1.28	1.25
December, 2021	1.29	1.26
November, 2021	1.28	1.24
October, 2021	1.27	1.23
September, 2021	1.28	1.25

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2021	1.25
For the twelve months ended December 31, 2020	1.34
For the twelve months ended December 31, 2019	1.33
For the twelve months ended December 31, 2018	1.30
For the twelve months ended December 31, 2017	1.30

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

12.         Our auditors’ opinion on our December 31, 2021 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,692,529 as of December 31, 2021. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. We anticipate generating operating losses for at least the next 12 months. Therefore, there is substantial doubt about our ability to continue operations in the future as a going concern. We will need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2021, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells.

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

As of December 31, 2021, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells.

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

OIL SANDS LEASES

As of December 31, 2021, the Company has a partial interest in 7 oil sands leases, and a royalty interest in 10 oil sands leases, all located in the Peace River oil sands area, totaling 8,704 hectares. The Company also owns 3 non-producing wells.

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

Planned Work by the Company for 2022

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

The Peace River Properties consist of a total of 8,704 hectares of land in a region of northern Alberta known as the Peace River oil sands region. The leases are subject to royalties payable to the Government of Alberta. Alberta's oil sands royalty regime operates on the principle of revenue minus cost. Royalty is paid at one of two rates, depending on the project’s status. The deciding factor is the project’s payout date. A project has “reached payout” once its cumulative revenues have exceeded its cumulative costs. Before the payout date, the applicable royalty is 1% of the project’s gross revenue. This low rate recognizes the high costs, long lead times and high risks associated with oil sands investment. It prevents undue strain on the developer’s financial resources during the most critical, start-up stages of the project. After the payout date, the applicable royalty is the greater of 1% of the project’s gross revenue or 25% of the net revenue for the period.

Location

The Peace River Properties are located in the Peace River oil sands region in Alberta approximately 40 to 50 kilometers away from the town of Peace River.

Peace River Projects

During the period May 2017 through December 2021, the Company reduced its oil sands holdings in the Peace River properties (hereinafter referred to as the “Cadotte Leases”), through either sale or allowing the leases to expire. The Cadotte Leases are currently comprised of 7 oil sands leases, totaling 8,704 hectares, with the Government of the Province of Alberta, Canada.  All of the leases were for an initial 15-year term. The 7 leases that the Company continues to hold a partial interest in have now been converted to non-expiring leases, subject to minimum annual lease payments being made to the Crown. Each lease grants the Company the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease. In addition, the Company has a royalty interest in 10 oil sands leases, and ownership of 3 non-producing wells.

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

Planned Work by the Company for 2022

When adequate funding can be assembled, Strata intends to proceed with further evaluation of heavy oil and bitumen opportunities in Alberta. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through equity in the form of private placements and warrant exercises, in addition to a convertible note from a related party.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2021, 2020 and 2019. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2021	2020	2019
Operating revenue	$31,296	$–	$–
Operating expenses	$107,621	$69,983	$266,338
Other income (expense)	$(142,138)	$47,024	$46,995
Net loss	$(218,463)	$(22,959)	$(219,343)
Earnings per share from continuing operations, basic	$(0.01)	$(0.00)	$(0.01)
Earnings per share from continuing operations, diluted	$(0.01)	$(0.00)	$(0.01)
Basic weighted average common shares outstanding	20,085,119	20,085,119	19,322,927
Diluted weighted average common shares outstanding	20,085,119	20,085,119	19,322,927

REVENUES

The Company began earning revenues in 2021, due to the Company’s royalty interest in petroleum produced from oil sands leases in the Peace River area. The amount of revenue to be earned in the future or the duration of such revenue is uncertain.

Year ended December 31, 2021 compared to the year ended December 31, 2020

RESULTS OF OPERATIONS

During the years ended December 31, 2021, 2020 and 2019, we had net losses of $218,463, $22,959, and $219,343, respectively. Due to the weak condition in the Alberta heavy oil sector, the Company has limited their activity of the oil & gas properties. During the years ended December 31, 2021, 2020 and 2019, we recognized oil & gas properties expenses of $11,088, $38,069 and $180,481, respectively.

For the years ended December 31, 2021, 2020 and 2019, we recognized operating expenses, excluding the oil and gas properties expense, of $96,533, $31,914 and $85,857, respectively. Operating expenses from 2020 to 2021 increased $64,618 primarily due to the cancellation of a license agreement, resulting in a charge to earnings of $59,828.

INTEREST AND OTHER INCOME (EXPENSE)

During the years ended December 31, 2020 and 2019, the company sold some of its oil sands lease blocks to unrelated third parties. These sales resulted in gains of $29,437 and $44,569, respectively, that are included in other income (expense). Included in other income (expense) are gains and losses relating to the change in fair value of derivative liability resulting from changes in the fair value of the derivative liability. See Note 5 of the Financial Statements for more on the change in the derivative liability.

B. Liquidity and Capital Resources

(in U.S. dollars)	As of December 31,
	2021	2020	2019
Cash and cash equivalents	$7,696	$21,717	$4,557
Working capital (deficit)	(275,179)	(132,133)	(127,727)
Net cash provided by (used in)
Operating activities	(85,911)	(19,861)	125,128
Investing activities	(509)	28,555	(137,917)
Financing activities	72,000	5,000	–

As of December 31, 2021, we had $7,696 in cash, a decrease of $14,020 from December 31, 2020. Management estimates that the Company will require approximately $115,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2022. However, the commencement of royalty income will provide some degree of funding. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2022, our capital requirements will mostly be associated with the maintenance of our lease payments. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to seek potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2021, 2020 and 2019 was ($85,911), ($19,861) and $125,128, respectively. The decrease in cash provided by operations in 2021 was a result of the write-off of a license agreement with PetroSteam LLC. See Note 5 to the financial statement footnotes. The decrease in cash provided by operations in 2020 was a result of monies received from a related party by common director of $190,000 in 2019, in exchange for future royalties on the gross production of Vanadium Oxide. See Note 9 to the financial statement footnotes.

Cash provided by (used in) investing activities during the years ended December 31, 2021, 2020 and 2019 was ($509), $28,555 and ($137,917), respectively. For 2020, cash was provided from the sale of oil and gas leases. For 2019, cash used in investing activities primarily related to the acquisition of oil and gas interests. See Note 7 to the financial statements for more information.

The Company generated net cash inflows from financing activities of $72,000, $5,000 and $0 for 2021, 2020 and 2019, respectively. During 2021, the Company raised funds due to the issuance of a note agreement with a related party. See Note 9 to the financial statements for more information. During 2020, the Company raised funds from the exercise of $5,000 of stock options and warrants.

We had cash of $7,696 as of December 31, 2021. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$15,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$100,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months. We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties. Because we currently do not have substantial cash flow from operations, we need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2021 and 2020 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2021 and 2020.

These accounting policies are applied consistently for all years presented. Our operating results would be affected if other alternatives were used. Information about the impact on our operating results is included in the notes to our financial statements.

Valuation of Derivative Instruments

US GAAP requires that embedded derivative instruments be bifurcated and assessed, along with free-standing derivative instruments such as convertible notes, warrants and stock-options to determine whether they should be considered a derivative liability and subject to re-measurement at their fair value. Warrants with such provisions will no longer be recorded to equity. The Company has issued freestanding warrants that are accounted for as derivative instrument liabilities because they are exercisable in a currency other than the functional currency of the Company and thus do not meet the “fixed-for-fixed” criteria of ASC 815-40-15. The warrants are exercisable in United States dollars and the Company’s functional currency is the Canadian dollar. In estimating the appropriate fair value of the derivative liabilities, the Company uses a Black-Scholes option pricing model.

Inflation

We operate in Canada only, where inflation for our operational costs is at low levels (i.e. in the 2%-5% range) in previous years, but is now increasing. We anticipate further inflation in the coming year.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2021 and December 31, 2020 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The Peace River Project is currently comprised of a partial interest in 7 leases with the government of the Province of Alberta. The leases have been converted to non-expiring leases subject to minimum annual lease payments.

At December 31, 2021, the Company had trade payables and accrued liabilities of $64,618. All of these obligations are due in less than one year.

At December 31, 2021, the Company had derivative liabilities of $210,929 that relates to the convertible note payable and to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 6 in the financial statements).

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

DAVE MAHOWICH has 29 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations for Blackrock Ventures Inc. which was subsequently acquired by Shell Canada Ltd. for $2.4 billion. After Blackrock was acquired, Mr. Mahowich managed drilling in the region for Shell Canada. Mr. Mahowich has drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D.

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

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman,	2021	$–	$–	$–	$–	$–	$–	$–
	President, CEO, Secretary	2020	–	–	–	–	–	–	–
		2019	25,856	–	–	–	–	–	–

Michael Ranger (2)	Director	2021	$–	$–	$–	$–	$–	$–	$–
		2020	–	$–	$–	$–	$–	$–	$–
		2019	–	–	–	–	–	–	–

Dave Mahowich (3)	Director	2021	$–	$–	$–	$–	$–	$–	$–
		2020	–	$–	$–	$–	$–	$–	$–
		2019	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Dave Mahowich was appointed Director on June 16, 2017.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2021, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2021, 2020 and 2019 of $0, $0 and $25,856, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized no consulting expenses for the years ended December 31, 2021, 2020, and 2019, respectively. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2021 or during the 2021 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 31, 2022 . Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	200,000

Michael Ranger (4)	23,258		0.12%	110,000

Dave Mahowich (5)	–		–	90,000

All Executive Officers and Directors as a Group	6,207,616		30.91%	400,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of March 31, 2022.
(2)	Mr. Newton was awarded 200,000 and 250,000 stock options at an exercise price of $0.05 on July 1, 2014 and November 12, 2017, respectively. Mr. Newton exercised 240,000 stock options on February 18, 2018 and the remaining 10,000 stock options on April 2, 2020. All remaining stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 20,000, 20,000 and 70,000 stock options to purchase common shares of the Company at an exercise price of $0.70, $1.40 and $.05 on July 11, 2012, July 11, 2012 and November 12, 2017, all which are fully vested.
(5)	Dave Mahowich was awarded 90,000 stock options to purchase common shares of the Company at an exercise price of $0.05 on June 16, 2017, all of which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 31, 2022  of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 31, 2022,  the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-nine (149) registered shareholders holding 9,727,280 common shares have addresses in the United States.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2021, the effective interest rate on these notes payable was 3.45%. The balance of note payable to related parties at December 31, 2021 and 2020 was $8,844 and $8,537, respectively. The Company recognized interest expense of $247, $240 and $339 for the years ended December 31, 2021, 2020 and 2019, respectively, in its Statement of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable can be repaid at any time, in part or in full on or before May 25, 2023 and bears interest at 10% per annum. The note is convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, a derivative liability of $127,049 was initially recorded (see Note 6 and Note 9). The balance of the note payable, including interest, at December 31, 2021 was $75,659. The Company recognized interest expense of $3,659 for the year ended December 31, 2021 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $0, $0 and $25,856 for the years ended December 31, 2021, 2020 and 2019.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. For the years ended December 31, 2021, 2020 and 2019, the Company recognized no consulting expenses.

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

Audited Financial Statements:

Fiscal years ended December 31, 2021, 2020 and 2019.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2021	$0.08	$0.01
2020	$0.03	$0.005
2019	$0.03	$0.01
2018	$0.12	$0.01
2017	$0.80	$0.01

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2021	Fourth Quarter of 2021	$0.07	$0.01
	Third Quarter of 2021	$0.08	$0.01
	Second Quarter of 2021	$0.05	$0.01
	First Quarter of 2021	$0.06	$0.01

2020	Fourth Quarter of 2020	$0.03	$0.01
	Third Quarter of 2020	$0.02	$0.01
	Second Quarter of 2020	$0.02	$0.005
	First Quarter of 2020	$0.02	$0.005

2019	Fourth Quarter of 2019	$0.02	$0.01
	Third Quarter of 2019	$0.03	$0.01
	Second Quarter of 2019	$0.03	$0.02
	First Quarter of 2019	$0.03	$0.01

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

C. Material Contracts

With the exception of the PetroSteam License Agreement described in Note 5 of the Financial Statements, we have not entered into any material contracts, other than contracts entered into in the ordinary course of business, for the two years immediately preceding publication of this document. Significant property contracts are as described in Item 4 herein.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2022 , the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.25. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2021, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2021, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2021, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2021 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2021, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

Dave Mahowich

Mr. Mahowich has 29 years of experience in the oil and gas sector, including expertise in the Peace River oil sands region, where he oversaw drilling operations. Mr. Mahowich managed drilling in the region for Shell Canada and drilled more than 300 wells in the Peace River region, with specific areas of expertise in cold production wells (CHOPS), multilateral horizontal wells, and SAG-D. Mr. Mahowich's professional experience also includes drilling and completion program management, operations, oil field manufacturing, and business/assets development with a specific focus on heavy oil and bitumen plays.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2021.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2021(1)(2)	Fiscal year ending December 31, 2020 (1)	Fiscal year ending December 31, 2019 (1)
Audit Fees	$14,500	$13,500	$13,000
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$14,500	$13,500	$13,000

(1)	As of December 31, 2021, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2021

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

Item 19. Exhibits

Exhibit No.	Description
1.1	Articles of Continuance (1)
1.2	Bylaws (1)
1.3	Audit Committee Charter (2)
2.1	Description of Capital Stock (contained in the Articles of Continuance filed as Exhibit 1.1)
12.1*	Section 302 Certification of Principal Executive and Financial Officer
13.1*	Section 906 Certification of Principal Executive and Financial Officer
15.2	2006 Stock Option Plan (3)
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in Inline XBRL, and included in exhibit 101).

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 31, 2022	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 31, 2022
Trevor Newton

/s/ Michael Ranger	Director	March 31, 2022
Michael Ranger

/s/ Dave Mahowich	Director	March 31, 2022
Dave Mahowich

Strata Power Corporation

Financial Statements

December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2021 and 2020, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Asset Retirement Obligation — Refer to Notes 3 and 8 to the financial statements

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

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the asset retirement obligation included the following, among others:

•	We evaluated management’s analysis and tested sensitivity of inputs related to future obligations and if there are changes that impact amounts and disclosures.

•	We reperformed the calculations prepared by the Company.

•	We evaluated events occurring during the year and subsequent to December 31, 2021 to determine if there is any impact on management’s analysis or our evaluation.

We have served as the Company’s auditor since 2017.

Fruci & Associates II, PLLC

Spokane, Washington

March 31, 2021

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2021	2020
ASSETS
Current assets
Cash	$7,696	$21,717
GST receivables	2,448	2,348
Royalty receivables	19,619	–
Prepaid expenses	4,106	–
Total current assets	33,870	24,065

Reclamation deposits	101,139	99,916
PetroSteam License	–	59,828
Total assets	$135,009	$183,809

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$42,503	$101,367
Accounts payable and accrued liabilities - related party	22,115	21,958
Notes payable, net of debt discount	33,503	8,537
Derivative liabilities	210,929	24,336
Total current liabilities	309,050	156,198

Deferred revenue - royalty agreement (Note 9)	300,000	300,000
Asset retirement obligation	214,960	197,904
Total long-term liabilities	514,960	497,904

Total liabilities	824,010	654,102

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at December 31, 2021 and 2020, respectively	–	–
Additional paid-in capital	23,404,083	23,404,083
Common shares to be issued	5,000	5,000
Accumulated deficit	(23,692,529)	(23,474,066)
Accumulated other comprehensive income	(405,555)	(405,310)
Total stockholders' equity (deficit)	(689,001)	(470,293)
Total liabilities and stockholders' equity (deficit)	$135,009	$183,809

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2021	2020	2019
Operating Income:
Royalty income	$31,296	$–	$–

Operating Expenses:
Professional fees	$16,164	$15,378	$28,889
Office and sundry	862	1,604	14,497
Consulting fees	1,356	–	26,395
Transfer agent fees	2,636	2,263	2,125
Accretion expense	15,687	12,669	13,951
License fee	59,828	–	–
Oil & gas properties expense	11,088	38,069	180,481
Total operating expenses	107,621	69,983	266,338

Other income (expense):
Interest income	509	952	2,005
Amortization of debt discount	(21,000)	–	–
Interest expense	(3,907)	(240)	(339)
Loss on issuance of convertible note	(55,049)	–	–
Gain on disposal of properties	–	29,437	44,569
Foreign exchange gain (loss)	(2,918)	(7,812)	(7,964)
Change in fair value of derivative liability	(59,773)	24,687	8,724
Total other income (expense)	(142,138)	47,024	46,995

Net loss	(218,463)	(22,959)	(219,343)

Other comprehensive income (loss)
Foreign currency translation adjustment	(245)	(738)	(1,560)
Comprehensive income (loss)	$(218,708)	$(23,697)	$(220,903)

Basic and diluted earnings (loss) per share (Note 3)
Basic loss per common share	$(0.01)	$(0.00)	$(0.01)
Diluted loss per common share	$(0.01)	$(0.00)	$(0.01)
Basic weighted average number of shares outstanding	20,085,119	20,085,119	19,322,927
Diluted weighted average number of shares outstanding	20,085,119	20,085,119	19,322,927

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares		Additional Paid-in Capital	Common Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2018	17,093,719	–	$23,344,255	$–	$(23,231,764)	$(403,012)	$(290,521)

Private placement, common stock issuance for license agreement	2,991,400		59,828	–	–	–	59,828

Net income and comprehensive income	–	–	–	–	(219,343)	(1,560)	(220,903)
Balance December 31, 2019	20,085,119	–	$23,404,083	$–	$(23,451,107)	$(404,572)	$(451,596)

Common shares to be issued from exercise of options and warrants	–		–	5,000	–	–	5,000

Net loss and comprehensive loss	–	–	–	–	(22,959)	(738)	(23,697)
Balance December 31, 2020	20,085,119	–	$23,404,083	$5,000	$(23,474,066)	$(405,310)	$(470,293)

Net loss and comprehensive loss	–	–	–	–	(218,463)	(245)	(218,708)
Balance December 31, 2021	20,085,119	–	$23,404,083	$5,000	$(23,692,529)	$(405,555)	$(689,001)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2021	2020	2019
Cash flows from operating activities
Net income (loss)	$(218,463)	$(22,959)	$(219,343)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Accrued interest	3,905	229	334
Accretion expense	15,687	12,669	13,951
Amortization of debt discount	21,000	–	–
Change in fair value of derivative liabilities	59,773	(24,687)	(8,724)
Loss on issuance of convertible note	55,049	–	–
Gain on disposal of oil and gas properties	–	(29,437)	(44,569)
Change in PetroSteam license	59,828	–	–
Impairment of oil and gas properties	–	–	180,481
Change in assets and liabilities
GST receivable	(101)	(66)	(1,387)
Royalty receivable	(19,619)	–	–
Prepaid expenses	(4,106)	461	(461)
Accounts payable and accrued liabilities	(58,864)	43,956	14,846
Accrued liabilities – related party	–	(27)	–
Deferred revenue – royalty agreement	–	–	190,000
Net cash provided by (used in) operating activities	(85,911)	(19,861)	125,128

Cash flows from investing activities
Reclamation Deposits	(509)	(882)	(2,005)
Acquisition of oil and gas interests	–	–	(180,481)
Proceeds from the sale of property	–	29,437	44,569
Net cash provided by (used in) investing activities	(509)	28,555	(137,917)

Cash flows from financing activities
Proceeds from exercise of options and warrants	–	5,000	–
Proceeds from issuance of convertible note	72,000	–	–
Net cash provided by financing activities	72,000	5,000

Foreign exchange effect on cash	399	3,466	5,452
Net increase (decrease) in cash	(14,021)	17,160	(7,337)
Cash, beginning balance	21,717	4,557	11,894
Cash, ending balance	$7,696	$21,717	$4,557

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Common stock issued in exchange for license agreement	$–	$–	$59,828
Debt discount due to derivative liabilities	$72,000	$–	$–

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

As of December 31, 2021, the Company has a 50% interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 3 non-producing wells.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has realized minimal revenue from its present operations. During the year ended December 31, 2021, the Company incurred a net loss of $218,463, primarily due to expenses related to the oil and gas properties, had cash flows used in operations of $85,911 and is expected to incur negative operating cash flows in the foreseeable future. The Company has an accumulated deficit of $23,692,529 at December 31, 2021. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

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

Risks and Uncertainties

The Company is subject to additional risks and uncertainties due to the COVID-19 pandemic. The extent of the impact on the Company’s business is uncertain and difficult to predict. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there has been no material impact on the Company’s year-to-date results of operations. The Company cannot reasonably estimate with any degree of certainty the future impact COVID-19 may have on the Company’s results of operations, financial position and liquidity.

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

Concentration of Revenue

For the year ended December 31, 2021, the Company had a concentration of revenue related to a single royalty contract, accounting for 100% of total revenue. The loss of this contract would have a material adverse effect on future operating results. As of December 31, 2021, 100% of royalty receivables related to this contract.

Oil and Gas Property Payments and Exploration Costs

All costs incurred in the acquisition, exploration and development of natural gas and oil interests are capitalized as incurred. Capitalized costs associated with proven properties are amortized using the units-of-production method over the estimated life of the probable reserve. Capitalized costs associated with unproved properties are excluded from the amortization calculations and assessed, at least annually, to determine if impairment has occurred, until such time as those costs are proven. Impairment amounts are immediately expensed and no costs have been capitalized through December 31, 2021.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2021 or 2020.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2021 and 2020.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2021 and 2020 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Derivative financial instruments are initially measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to income. For derivative financial instruments, the Company uses the Black-Scholes option pricing model to value the derivative instruments.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the years ended December 31, 2021 and 2020, all of the outstanding options and warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s income (loss) from continuing operations.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2021		December 31, 2020
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$210,929	$210,929	$24,336	$24,336
Asset Retirement Obligation (see Note 8)	214,960	214,960	197,904	197,904

The Company issued a convertible note in which the conversion rate is variable. As a result, a derivative liability was recorded (see Note 9). In addition, the Company has warrants with a strike price currency different than the functional currency as has recorded a derivative liability associated with that. The Company measures and reports the fair value liability for these derivative liabilities on a recurring basis. The fair value liabilities have been recorded as determined utilizing the Black-Scholes option pricing model. A slight change in an unobservable input like historical volatility could have a significant impact on the fair value measurement of the derivative liabilities. See Note 6 “Derivative Liabilities” for further discussion of the inputs used in determining the fair value.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company receives a royalty from an unrelated party of 2.5% on all petroleum substances produced from five oil sands leases in the Cadotte Central area that were sold in June, 2020 (see Note 4) and recognizes revenue at the time petroleum is sold. The Company’s revenue recognition policy standards include the following elements under ASU 606:

1.	Identify the contract with the customer. The contract is documented in the Purchase and Sale Agreement dated 6/4/2020.
2.	Identify the performance obligations in the contract. The performance obligation in the contract required Strata to relinquish its interest in five oil sands leases in the Cadotte Central area.
3.	Determine the transaction price. The transaction price was C$40,000 in exchange for 2.5% of the petroleum substances produced from the five oil sands leases.
4.	Allocate the transaction price to the performance obligations in the contract. The Company only has one performance obligation, the transfer of the rights to the five oil sands leases, which has already been fulfilled.
5.	Recognize revenue when (or as) the entity satisfies a performance obligation. The C$40,000 was recognized as a sale of the shallower oil sands rights in 2020, resulting in a gain from the disposition of the property. The 2.5% petroleum royalties are recognized as revenue in the period that the other party produces and sells petroleum from the oil sands leases, which began in September 2021. The royalties that have been received to date have been highly variable, as the amounts are dependent upon the monthly production, the demand of the buyers, the spot price of petroleum, etc. As such, management has determined that the revenue recognition shall be treated as variable consideration as defined in ASC 606. Variable consideration should only be recognized to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Given the fact that royalties to date have been highly variable with a great degree of uncertainty, and any attempts to estimate future revenue would likely result in a significant reversal of revenue, royalty revenue will be recognized when payments and settlement statements are received, in the period for which the petroleum was produced. It is at that time that any uncertainty related to royalty payments is resolved. The Company applied ASC 606 using the modified retrospective method applied to contracts not yet completed as of the date of adoption.

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

New Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its consolidated financial statements and related disclosures.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4. ROYALTY INTEREST

Pursuant to the Purchase and Sale Agreement with an unrelated third party, the Company has a 2.5% gross overriding royalty on all petroleum substances produced from five oil sands leases in the Cadotte Central area that were sold in June, 2020. For the years ended December 31, 2021 and 2020, the Company earned royalties of $31,296 and $0, respectively.

NOTE 5. PETROSTEAM LICENSE

On March 20, 2019, the Company entered into an exclusive license agreement with PetroSteam LLC to obtain an exclusive right to deploy patented and field-tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan. In exchange, the Company issued 2,991,400 restricted common shares. In addition, the Company agreed, subject to certain qualifications and milestones being met, to purchase steam generation equipment from PetroSteam totaling $12,500,000 to be used on its bitumen/heavy-oil projects. In 2021, the PetroSteam license was cancelled by both parties and the value of the license agreement was recognized as a license fee expense.

NOTE 6. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency. In addition, the Company identified embedded derivatives related to a convertible promissory note issued in 2021 (see Note 9). These embedded derivatives include certain conversion features. The derivative liabilities are accounted for as separate liabilities measured at their respective fair values as follows:

	Derivative liabilities associated with:
	Warrants	Convertible Note	Total
Balance, December 31, 2019	$48,055	$–	$48,055
Exercise of warrants	(1,487)	–	(1,487)
Fair value of expired warrant	(16)	–	(16)
Change in fair value of derivative liabilities	(23,185)	–	(23,185)
Foreign exchange effect on derivative liability	969	–	969
Balance, December 31, 2020	24,336	–	24,336
Issuance of convertible note	–	127,049	127,049
Fair value of expired warrant	(1,258)	–	(1,258)
Change in fair value of derivative liabilities	17,585	43,446	61,031
Foreign exchange effect on derivative liability	(229)	–	(229)
Balance, December 31, 2021	$40,434	$170,495	$210,929

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2021	2020	2019
Volatility	545.20%	411.10%	425.91%
Expected life	0.45 to 2.12 years	0.33 to 3.12 years	0.18 to 4.38 years
Risk-free interest rate	0.95% - 1.42%	0.20% - 0.67%	1.37% - 1.58%
Dividend yield	0.00%	0.00%	0.00%

NOTE 7. OIL AND GAS PROPERTIES

During the period June 2006 through January 2007, the Company acquired the rights to multiple oil sands leases within the Peace River area of Alberta, Canada (the “Peace River Properties”). The leases were granted by the Province of Alberta. All the leases were for a 15-year term, required minimum annual lease payments, and granted the Company the right to explore and develop oil sands on the respective leases. On February 22, 2016, the Company acquired an additional 45 oil sands leases by entering into two purchase and sale agreements. The oil sands leases represented 39,680 hectares (98,051 acres) in the Peace River area of Alberta. One of the purchase / sale agreements was with a related party.

On May 14, 2019, the Company sold the shallower oil sands rights on two of its oil sands lease blocks in the Cadotte East area to an unrelated third party, but retained the deeper oil sands rights, including the Debolt-Elkton formations. The Company also retained a 2.5% overriding royalty on all petroleum substances produced from the shallower oil sands rights on those two lease blocks. The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50%, and the unrelated third party will pay the other 50%. On three of its oil sands lease blocks in the Reno area, the Company sold 100% of its interest to an unrelated third party and retained a 2.5% overriding royalty on all petroleum substances produced from those oil sands lease blocks. On those three oil sands lease blocks, the unrelated third party has taken over 100% of the annual lease fees. In connection with these sales, the Company recorded a gain of $44,569.

On June 11, 2020, the Company sold the shallower oil sands rights on five of its oil sands leases in the Cadotte Central area to an unrelated third party, but retained the deeper oil sands rights, including the Debolt-Elkton formations. The Company also retained a 2.5% overriding royalty on all petroleum substances produced from those oil sands lease blocks. The Company will continue to pay annual lease fees on those two oil sands lease blocks, but at a rate of 50%, and the third party will pay the other 50%. In connection with this sale, the Company recorded a gain of $29,437.

Throughout 2020, the Company chose to not renew their remaining oil sands leases due to the economic conditions in the Alberta heavy oil sector.

All the Company’s lease interests in the Peace River area are subject to royalties payable to the government of the Province of Alberta. The royalty is calculated using a revenue-less-cost formula. In years prior to the recovery of the project’s capital investment, the royalty is 1% of gross revenue. Once the project costs have been recovered, the royalty is the greater of 1% of gross revenue or 25% of net revenue.

The Company completed drilling four exploratory wells during the fiscal year ended December 31, 2007. Since then, the Company completed several third-party technical reports on its oil sands leases including a prefeasibility study and developed an oil sands exploration program, which it was not able to execute on due to weak conditions in the heavy oil sector.

NOTE 8. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property. Total future asset retirement obligations were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company has estimated the net present value of its total asset retirement obligations to be approximately $214,960 at December 31, 2021, based on an undiscounted total future liability of $225,229 (CDN$293,000). These payments are expected to be incurred between 2022 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $15,687, $12,669 and $13,951 for the years ended December 31, 2021, 2020 and 2019, respectively, has been recorded in the Statements of Operations and Comprehensive Income (Loss). However, the Company is currently in the process of carrying out abandonment and remediation of its wells through the federally funded Site Rehabilitation Program. As a result, the actual Asset Retirement Obligation costs on these wells could be substantially lower than its current value but the actual amount cannot be reasonably estimated at this time.

NOTE 9. RELATED PARTY TRANSACTIONS

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2021, the effective interest rate on these notes payable was 3.45%. The balance of note payable, including interest, to related parties at December 31, 2021 and 2020 was $8,844 and $8,537, respectively. The Company recognized interest expense of $247, $240 and $339 for the years ended December 31, 2021, 2020 and 2019, respectively, in its Statements of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable can be repaid at any time, in part or in full on or before May 25, 2023 and bears interest at 10% per annum. The note is convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, an embedded derivative was identified. The Company recorded the fair value of the derivatives as of the inception date of the convertible note, which was determined to be $127,049. The initial fair value of the embedded debt derivative was allocated as a debt discount up to the face value of the note ($72,000), with the remaining $55,049 recognized as a loss on issuance of convertible note. The debt discount will be amortized over the life of the note and $21,000 of amortization expense was recognized in 2021. The balance of the note payable, including interest, at December 31, 2021 was $75,659. The Company recognized interest expense of $3,659 for the year ended December 31, 2021 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $0, $0 and $25,856 for the years ended December 31, 2021, 2020 and 2019, respectively.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $1,356, $0 and $0 for the years ended December 31, 2021, 2020 and 2019, respectively.

NOTE 10. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2021, the Company had 20,085,119 shares of common stock outstanding and an additional 91,000 shares of common stock to be issued in connection with the exercise of warrants and options.

On March 20, 2019, the Company entered into an exclusive license agreement to obtain an exclusive right to deploy patented and field-tested proprietary technologies utilizing steam generation applied to bitumen and heavy oil recovery in the Provinces of Alberta and Saskatchewan. In exchange, the Company issued 2,991,400 restricted common shares at a value of $0.02 per share, for a total value of $59,828. In 2021, the PetroSteam license was cancelled by both parties.

The following table summarizes warrant activity during the years ended December 31, 2021, 2020 and 2019.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2018	3,131,556	$1.84	3,131,556	$1.84
Issued
Canceled / exercised
Expired	(300,218)	$1.54
Outstanding December 31, 2019	2,831,338	$1.87	2,831,338	$1.87
Issued
Canceled / exercised	(81,000)	$0.56
Expired	(231,100)	$1.54
Outstanding December 31, 2020	2,519,238	$1.73	2,519,238	$1.73
Issued
Canceled / exercised
Expired	(623,167)	$0.39
Outstanding December 31, 2021	1,896,071	$1.64	1,896,071	$1.64

The following tables summarizes outstanding warrants as of December 31, 2021:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$1.00 - $22.50	1,896,071	$1.64	0.45 – 2.12

NOTE 11.     STOCK OPTION PLANS

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

As of December 31, 2021, there were 11,810,000 shares available for grant.

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

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance December 31, 2018	447,000	$0.79	6.68	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2019	447,000	$0.79	5.68	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	(10,000)	$0.05
Balance December 31, 2020	437,000	$0.81	3.80	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2021	437,000	$0.79	2.87	0.00

Exercisable at December 31, 2021	437,000	$0.79	2.87	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2021 range from $0.05 to $1.40 per share.

As of December 31, 2021, 2020 and 2019, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 12.      INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2021	2020	2019
Loss carryforwards	$879,800	$791,000	$782,300
Oil & Gas properties	1,871,100	1,857,700	1,817,700
Asset retirement obligation	154,500	134,800	117,800
Deferred tax asset	2,905,400	2,783,500	2,717,800

Less valuation allowance	(2,905,400)	(2,783,500)	(2,717,800)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2021, the Company had net Canadian operating loss carryforwards of approximately $3.5 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $7.5 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2021, 2020 and 2098, changes in valuation allowance were $121,900, $65,700, and $100,900, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2021	2020	2019
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	4%	2%	4%
Non-deductible change in fair value of derivative liability	-27%	-6%	-3%
Non-deductible accretion expense	7%	13%	4%
Effect of foreign exchange	41%	16%	20%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2021, 2020 and 2019 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2021, 2020 and 2019.

The Company’s income tax returns are generally considered closed to examination when a notice of determination is filed with the taxing authority. No such notice has been filed to date. The most recent tax return filed by the Company is for the year ended December 31, 2017.

NOTE 13.     COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, we may be exposed to claims and threatened litigation, and use various methods to resolve these matters in a manner that we believe serves the best interest of our shareholders and other constituents. When a loss is probable, we disclose the amount of probable loss, or disclose a range of reasonably possible losses if they are material and we are able to estimate such a range. If we cannot provide an estimate, we explain the factors that prevent us from doing so. We believe the recorded reserves in our consolidated financial statements are adequate in light of the probable and estimable liabilities. We do not presently believe that any claims or litigation will be material to our results of operations, cash flows, or financial condition.

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

