Form 20-F
period 2022-12-31
Strata Power Corp
filed 2023-03-23
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Strata Chief Executive Officer

500 – 4th Avenue SW
Suite 2500
Calgary, AB, Canada
T2P 2V6

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2022 and 20,085,119 as of March 23, 2023. No preferred shares are issued and outstanding.

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

FORM 20-F ANNUAL REPORT 2022

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2022	2021	2020	2019	2018

Revenue	$398,427	$31,296	$–	$–	$–
Operating Expenses	211,248	107,621	69,983	266,338	225,564
Other income (expense), net	290,478	(142,138)	47,024	46,995	239,576
Net income (loss)	$477,657	$(218,463)	$(22,959)	$(219,343)	$14,012

Basic income (loss) per common share:	$0.02	$(0.01)	$(0.00)	$(0.01)	$0.00
Diluted income (loss) per common share:	$0.02	$(0.01)	$(0.00)	$(0.01)	$0.00
Basic weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	19,322,927	16,891,966
Diluted weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	19,322,927	16,891,966

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2022	2021	2020	2019	2018

Cash and cash equivalents	$80,905	$7,696	$21,717	$4,557	$11,894
Other current assets	59,605	26,174	2,348	2,743	894
Reclamation deposits	95,968	101,139	99,916	96,838	90,531
License Agreement	–	–	59,828	59,828	–
Total assets	236,478	135,009	183,809	163,966	103,319
Current liabilities	73,494	309,050	156,198	135,027	125,058
Long-term liabilities	371,975	514,960	497,904	480,535	268,783
Additional paid-in capital	23,404,083	23,404,083	23,404,083	23,404,083	23,344,255
(Accumulated deficit) retained earnings	(23,214,872)	(23,692,528)	(23,474,066)	(23,451,107)	(23,231,764)
Accumulated other comprehensive income	(403,202)	(405,555)	(405,310)	(404,572)	(403,012)
Total liabilities and stockholders’ equity	$236,478	135,009	183,809	163,966	103,319

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2022, 2021, 2020, 2019 and 2018, and the average rates for the period and the range of high and low rates for the period. The data for March 2023 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2022 was CDN $1.36 per U.S. $1.00.

The exchange rate as of March 22, 2023 was CDN $1.37 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2023	1.36	1.33
January, 2023	1.37	1.33
December, 2022	1.37	1.34
November, 2022	1.37	1.33
October, 2022	1.39	1.35
September, 2022	1.37	1.30

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2022	1.30
For the twelve months ended December 31, 2021	1.25
For the twelve months ended December 31, 2020	1.34
For the twelve months ended December 31, 2019	1.33
For the twelve months ended December 31, 2018	1.30

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

12.         Our auditors’ opinion on our December 31, 2022 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,214,872 as of December 31, 2022. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. While the Company is now earning royalty income, it is possible that Company could generate operating losses for at least the next 12 months. Therefore, there is some doubt about our ability to continue operations in the future as a going concern. We may need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

15.         We expect losses to continue in the future because we have no oil or gas reserves and, consequently, limited revenue to offset losses.

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

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2022, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

As of December 31, 2022, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

OIL SANDS LEASES

As of December 31, 2022, the Company has a partial interest in 7 oil sands leases, and a royalty interest in 10 oil sands leases, all located in the Peace River oil sands area, totaling 8,704 hectares. The Company also owns 1 non-producing well.

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

Planned Work by the Company for 2023

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

Peace River Projects

During the period May 2017 through December 2022, the Company reduced its oil sands holdings in the Peace River properties (hereinafter referred to as the “Cadotte Leases”), through either sale or allowing the leases to expire. The Cadotte Leases are currently comprised of 7 oil sands leases, totaling 8,704 hectares, with the Government of the Province of Alberta, Canada. All of the leases were for an initial 15-year term. The 7 leases that the Company continues to hold a partial interest in have now been converted to non-expiring leases, subject to minimum annual lease payments being made to the Crown. Each lease grants the lessee the right to explore for, develop and produce hydrocarbons from the geological formations described in each lease. In addition, the Company has a royalty interest in 10 oil sands leases, and ownership of 1 non-producing well.

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

Planned Work by the Company for 2023

When adequate funding can be assembled, Strata intends to proceed with further evaluation of heavy oil and bitumen opportunities in Alberta. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through existing revenues, equity in the form of private placements and warrant exercises, and in addition to a convertible note from a related party.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2022, 2021 and 2020. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2022	2021	2020
Operating revenue	$398,427	$31,296	$–
Operating expenses	$211,248	$107,621	$69,983
Other income (expense)	$290,478	$(142,138	$47,024
Net income (loss)	$477,657	$(218,463)	$(22,959)
Earnings per share from continuing operations, basic	$0.02	$(0.01)	$(0.00)
Earnings per share from continuing operations, diluted	$0.02	$(0.01)	$(0.00)
Basic weighted average common shares outstanding	20,085,119	20,085,119	20,085,119
Diluted weighted average common shares outstanding	20,085,119	20,085,119	20,085,119

REVENUES

The Company began earning revenues in 2021, due to the Company’s royalty interest in petroleum produced from oil sands leases in the Peace River area. The amount of revenue to be earned in the future or the duration of such revenue is uncertain.

Year ended December 31, 2022 compared to the year ended December 31, 2021

RESULTS OF OPERATIONS

During the years ended December 31, 2022, 2021 and 2020, we had net income (losses) of $477,657, ($218,463), and ($22,959), respectively. Due to the weak condition in the Alberta heavy oil sector, the Company has limited their activity of the oil & gas properties. During the years ended December 31, 2022, 2021 and 2020, we recognized oil & gas properties expenses of $22,263, $11,088 and $38,069, respectively.

For the years ended December 31, 2022, 2021 and 2020, we recognized operating expenses, excluding the oil and gas properties expense, of $188,985, $96,533 and $31,914, respectively. Operating expenses from 2021 to 2022 increased $92,452 primarily due to the increase in consulting expenses.

INTEREST AND OTHER INCOME (EXPENSE)

During the year ended December 31, 2020, the company sold some of its oil sands lease blocks to unrelated third parties. This sale resulted in a gain of $29,437, that is included in other income (expense). Also included in other income (expense) are gains and losses relating to the change in fair value of derivative liability. See Note 5 of the Financial Statements for more on the change in the derivative liability. Also included in other income (expense) is income related to the reduction of the asset retirement obligation as a result of transferring the Company’s rights and reclamation obligations to an unrelated third party.

B. Liquidity and Capital Resources

(in U.S. dollars)	As of December 31,
	2022	2021	2020
Cash and cash equivalents	$80,905	$7,696	$21,717
Working capital (deficit)	67,016	(275,179)	(132,133)
Net cash provided by (used in)
Operating activities	161,044	(85,911)	(19,861)
Investing activities	(1,798)	(509)	28,555
Financing activities	$(78,209)	$72,000	$5,000

As of December 31, 2022, we had $80,905 in cash, an increase of $73,209 from December 31, 2021. Management estimates that the Company will require approximately $200,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2023. However, the commencement of royalty income will provide some degree of funding. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2023, our capital requirements will mostly be associated with the maintenance of our lease payments. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to seek potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2022, 2021 and 2020 was $161,044, ($85,911) and ($19,861), respectively. The increase in cash provided by operations in 2022 was a result of the increase in royalty income. The decrease in cash provided by operations in 2021 was a result of the write-off of a license agreement with PetroSteam LLC. See Note 5 to the financial statement footnotes.

Cash provided by (used in) investing activities during the years ended December 31, 2022, 2021 and 2020 was ($1,798), ($509) and $28,555, respectively. For 2020, cash was provided from the sale of oil and gas leases. See Note 7 to the financial statements for more information.

Cash provided by (used in) financing activities was ($78,209), $72,000 and $5,000 for 2022, 2021 and 2020, respectively. During 2021, the Company raised funds due to the issuance of a note agreement with a related party. In 2022, this note was repaid. See Note 9 to the financial statements for more information. During 2020, the Company raised funds from the exercise of $5,000 of stock options and warrants.

We had cash of $80,905 as of December 31, 2022. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$15,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$185,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

Cash on hand is not sufficient to fund our anticipated operating needs for the next twelve months. We will require substantial additional capital to participate in the development of our properties which have not had any production of oil or natural gas as well as for acquisition and/or development of other producing properties. Because we have not had substantial cash flow from operations, we may need to raise additional capital, which may be in the form of loans from current shareholders and/or from private equity offerings. Our ability to access capital will depend on our success in participating in properties that are successful in exploring for and producing oil and gas at profitable prices. It will also be dependent upon the status of the capital markets at the time such capital is sought. Should sufficient capital not be available, the development of our business plan could be delayed and, accordingly, the implementation of our business strategy would be adversely affected. In such event it would not be likely that investors would obtain a profitable return on their investments or a return of their investments at all.

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2022 and 2021 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2022 and 2021.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2022 and December 31, 2021 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The Peace River Project is currently comprised of a partial interest in 7 leases with the government of the Province of Alberta. The leases have been converted to non-expiring leases subject to minimum annual lease payments.

At December 31, 2022, the Company had trade payables and accrued liabilities of $50,220. All of these obligations are due in less than one year.

At December 31, 2022, the Company had derivative liabilities of $14,690 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 6 in the financial statements).

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

Recent Accounting Pronouncements:

Please refer to Note 3 of the Financial Statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors, officers and other employees upon whose work the Company is dependent are as follows:

Name	Position	Position Held Since
Trevor Newton (1)	Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary and Director	May 22, 2014

Michael Ranger	Director	July 11, 2012

Zachary Black	Director	January 11, 2023

(1)	Mr. Newton was appointed as Chairman of the Board on May 22, 2014 and was appointed President, Chief Executive Officer, Chief Financial Officer, Secretary and Director on June 25, 2015.

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

ZACHARY BLACK is a Resource Geologist with 15 plus years of experience in mining operations, geological exploration projects, consulting, database management, geotechnical engineering, project management and project engineering. Mr. Black has conducted professionally recognized, innovative work in geo-statistical modelling, and routinely provides his expertise to the mineral industry with regard to geologic modelling, geo-statistical evaluation, mineral resource estimation, and exploration program design and support. He is a Society for Mining, Metallurgy & Exploration Registered Member and is recognized as a Qualified Person for exploration, geology, and mineral resource estimation. Mr. Black has participated in mineral resource projects at many levels of project development, from early exploration through bankable feasibility studies, and has assisted in the preparation of numerous Canadian National Instrument compliant technical reports. He has conducted site investigations, geologic field mapping and sampling, and data verification as an independent QP for a variety of gold, silver, and multiple commodity projects throughout the world. Mr. Black earned his Bachelor of Science degree in Geological Engineering from the University of Nevada.

B. Executive Compensation

The following table shows compensation paid to the directors and members of its administrative, supervisory or management bodies of the Company for the most recently completed financial year.

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman,	2022	$–	$–	$–	$–	$–	$–	$144,549
	President, CEO, Secretary	2021	–	–	–	–	–	–	–
		2020	–	–	–	–	–	–	–

Michael Ranger (2)	Director	2022	$–	$–	$–	$–	$–	$–	$–
		2021	–	–	–	–	–	–	–
		2020	–	–	–	–	–	–	–

Zachary Black (3)	Director	2022	$–	$–	$–	$–	$–	$–	$–
		2021	–	–	–	–	–	–	–
		2020	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Zachary Black was appointed Director on January 22, 2023.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2023, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2022, 2021 and 2020 of $144,549, $0 and $0, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized no consulting expenses for the years ended December 31, 2022, 2021, and 2020, respectively. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2022 or during the 2022 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 23, 2023. Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	200,000

Michael Ranger (4)	23,258		0.12%	70,000

Zachary Black	–		–	–

All Executive Officers and Directors as a Group	6,207,616		30.91%	270,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of March 23, 2023.
(2)	Mr. Newton was awarded 200,000 and 250,000 stock options at an exercise price of $0.05 on July 1, 2014 and November 12, 2017, respectively. Mr. Newton exercised 240,000 stock options on February 18, 2018 and the remaining 10,000 stock options on April 2, 2020. All remaining stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 70,000 stock options to purchase common shares of the Company at an exercise price of $.05 on November 12, 2017, all which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 23, 2023  of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 23, 2023 ,  the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-nine (149) registered shareholders holding 9,727,280 common shares have addresses in the United States.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2022, the effective interest rate on these notes payable was 7.45%. The balance of note payable to related parties at December 31, 2022 and 2021 was $8,584 and $8,844, respectively. The Company recognized interest expense of $353, $247 and $240 for the years ended December 31, 2022, 2021 and 2020, respectively, in its Statement of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable bore interest at 10% per annum and was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, a derivative liability of $127,049 was initially recorded (see Note 6 and Note 9). The note was repaid in 2022 and the balance of the note payable, including interest, at December 31, 2022 and 2021 was $0 and $75,659, respectively. The Company recognized interest expense of $2,550 and $3,659 for the years ended December 31, 2022 and 2021, respectively, in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $144,549, $0 and $0 for the years ended December 31, 2022, 2021 and 2020.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. For the years ended December 31, 2022, 2021 and 2020, the Company recognized consulting expenses of $0, $1,356 and $0, respectively.

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

Audited Financial Statements:

Fiscal years ended December 31, 2022, 2021 and 2020.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2022	$0.03	$0.02
2021	$0.08	$0.01
2020	$0.03	$0.005
2019	$0.03	$0.01
2018	$0.12	$0.01

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2022	Fourth Quarter of 2022	$0.01	$0.01
	Third Quarter of 2022	$0.02	$0.01
	Second Quarter of 2022	$0.02	$0.01
	First Quarter of 2022	$0.03	$0.01

2021	Fourth Quarter of 2021	$0.07	$0.01
	Third Quarter of 2021	$0.08	$0.01
	Second Quarter of 2021	$0.05	$0.01
	First Quarter of 2021	$0.06	$0.01

2020	Fourth Quarter of 2020	$0.03	$0.01
	Third Quarter of 2020	$0.02	$0.01
	Second Quarter of 2020	$0.02	$0.005
	First Quarter of 2020	$0.02	$0.005

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2022, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2022, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2022, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2022 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2022, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

Composition of the Audit Committee

The Audit Committee is currently comprised of Trevor Newton (Chairman), Michael Ranger and Zachary Black, all of whom are financially literate under National Instrument 52-110 - Audit Committees (“NI 52-110”). The Company is categorized as a venture issuer and, as a result, the Company is exempt from the Audit Committee Composition requirements in Part 3 (Composition of the Audit Committee) of NI 52-110 which require all Audit Committee Members to be independent.

Dr. Ranger and Mr. Black are independent under NI 52-110. Mr. Newton is not considered independent under NI 52-110 as he serves as an executive officer of the Company.

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

Zachary Black

Mr. Black is a Resource Geologist with 15 plus years of experience in mining operations, geological exploration projects, consulting, database management, geotechnical engineering, project management and project engineering. Mr. Black has conducted professionally recognized, innovative work in geo-statistical modelling, and routinely provides his expertise to the mineral industry with regard to geologic modelling, geo-statistical evaluation, mineral resource estimation, and exploration program design and support. He is a Society for Mining, Metallurgy & Exploration Registered Member and is recognized as a Qualified Person for exploration, geology, and mineral resource estimation. Mr. Black has participated in mineral resource projects at many levels of project development, from early exploration through bankable feasibility studies, and has assisted in the preparation of numerous Canadian National Instrument compliant technical reports. He has conducted site investigations, geologic field mapping and sampling, and data verification as an independent QP for a variety of gold, silver, and multiple commodity projects throughout the world. Mr. Black earned his Bachelor of Science degree in Geological Engineering from the University of Nevada.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2022.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2022(1)(2)	Fiscal year ending December 31, 2021 (1)	Fiscal year ending December 31, 2020 (1)
Audit Fees	$17,000	$14,500	$13,500
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$17,000	$14,500	$13,500

(1)	As of December 31, 2022, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2022

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 23, 2023	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 23, 2023
Trevor Newton

/s/ Michael Ranger	Director	March 23, 2023
Michael Ranger

/s/ Zachary Black	Director	March 23, 2023
Zachary Black

Strata Power Corporation

Financial Statements

December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2022 and 2021, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, has realized some revenue and had net income in 2022 but has accumulated deficit, and it is possible that the Company will incur negative operating cash flows in the future. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Asset Retirement Obligation — Refer to Notes 3 and 8 to the financial statements.

Critical Audit Matter Description

In 2007, the Company drilled four wells on its Peace River Property, one of which was subsequently abandoned. For the remaining three years, in subsequent years, the Company has accrued an estimated liability for the estimated costs to remediate, reclaim, and abandon related wells and facilities based on the estimated net present value of future expected costs. We identified the asset retirement obligation as a critical audit matter because of the challenges of auditing management’s judgments applied in determining future expenses and adjustments to net present value. Specifically, auditing management’s interpretations of the current facts and circumstances, forecasts of future events, and estimates of the financial impacts of such events is subjective and requires significant judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the asset retirement obligation included the following, among others:

•	We evaluated management’s analysis and tested sensitivity of inputs related to future obligations and if there are changes that impact amounts and disclosures.

•	We reperformed the calculations prepared by the Company.

•	We evaluated events occurring during the year and subsequent to December 31, 2022 to determine if there is any impact on management’s analysis or our evaluation.

We have served as the Company’s auditor since 2017.

Fruci & Associates II, PLLC

Spokane, Washington

March 23, 2023

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2022	2021
ASSETS
Current assets
Cash	$80,905	$7,696
GST receivables	9,330	2,448
Royalty receivables	39,578	19,619
Prepaid expenses	10,697	4,106
Total current assets	140,510	33,870

Reclamation deposits	95,968	101,139

Total assets	$236,478	$135,009

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$34,264	$42,503
Accounts payable and accrued liabilities - related party	15,956	22,115
Notes payable, net of debt discount	8,584	33,503
Derivative liabilities	14,690	210,929
Total current liabilities	73,494	309,050

Deferred revenue - royalty agreement (Note 9)	300,000	300,000
Asset retirement obligation	71,975	214,960
Total long-term liabilities	371,975	514,960

Total liabilities	445,469	824,010

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at December 31, 2022 and 2021, respectively	–	–
Additional paid-in capital	23,404,083	23,404,083
Common shares to be issued	5,000	5,000
Accumulated deficit	(23,214,872)	(23,692,529)
Accumulated other comprehensive income	(403,202)	(405,555)
Total stockholders' equity (deficit)	(208,991)	(689,001)
Total liabilities and stockholders' equity (deficit)	$236,478	$135,009

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2022	2021	2020
Operating Income:
Royalty income	$398,427	$31,296	$–

Operating Expenses:
Professional fees	$30,687	$16,164	$15,378
Office and sundry	632	862	1,604
Consulting fees	140,806	1,356	–
Transfer agent fees	552	2,636	2,263
Accretion expense	16,308	15,687	12,669
License fee	–	59,828	–
Oil & gas properties expense	22,263	11,088	38,069
Total operating expenses	211,248	107,621	69,983

Other income (expense):
Interest income	1,799	509	952
Other income	143,950	–	–
Amortization of debt discount	(51,000)	(21,000)	–
Interest expense	(2,903)	(3,907)	(240)
Loss on issuance of convertible note	–	(55,049)	–
Gain on disposal of properties	–	–	29,437
Foreign exchange gain (loss)	3,380	(2,918)	(7,812)
Change in fair value of derivative liability	195,252	(59,773)	24,687
Total other income (expense)	290,478	(142,138)	47,024

Net income (loss)	477,657	(218,463)	(22,959)

Other comprehensive income (loss)
Foreign currency translation adjustment	2,353	(245)	(738)
Comprehensive income (loss)	$480,010	$(218,708)	$(23,697)

Earnings per common share (Note 3)
Basic	$0.02	$(0.01)	$(0.00)
Diluted	$0.02	$(0.01)	$(0.00)
Weighted average number of shares outstanding:
Basic	20,085,119	20,085,119	20,085,119
Diluted	20,085,119	20,085,119	20,085,119

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Common Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2019	20,085,119	$23,404,083	$–	$(23,451,107)	$(404,572)	$(451,596)

Common shares to be issued from exercise of options and warrants	–	–	5,000	–	–	5,000

Net loss and comprehensive loss	–	–	–	(22,959)	(738)	(23,697)
Balance December 31, 2020	20,085,119	$23,404,083	$5,000	$(23,474,066)	$(405,310)	$(470,293)

Net loss and comprehensive loss	–	–	–	(218,463)	(245)	(218,708)
Balance December 31, 2021	20,085,119	$23,404,083	$5,000	$(23,692,529)	$(405,555)	$(689,001)

Net income and comprehensive income	–	–	–	477,657	2,353	480,010
Balance December 31, 2022	20,085,119	$23,404,083	$5,000	$(23,214,872)	$(403,202)	$(208,991)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2022	2021	2020
Cash flows from operating activities
Net income (loss)	$477,657	$(218,463)	$(22,959)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Accrued interest	2,903	3,905	229
Accretion expense	16,308	15,687	12,669
Amortization of debt discount	51,000	21,000	–
Change in fair value of derivative liabilities	(195,252)	59,773	(24,687)
Loss on issuance of convertible note	–	55,049	–
Gain on disposal of oil and gas properties	–	–	(29,437)
Change in PetroSteam license	–	59,828	–
Change in assets and liabilities
GST receivable	(6,881)	(101)	(66)
Royalty receivable	(19,959)	(19,619)	–
Prepaid expenses	(6,591)	(4,106)	461
Accounts payable and accrued liabilities	7,716	(58,864)	43,956
Accrued liabilities – related party	(21,907)	–	(27)
Asset retirement obligation	(143,950)	–	–
Net cash provided by (used in) operating activities	161,044	(85,911)	(19,861)

Cash flows from investing activities
Reclamation Deposits	(1,798)	(509)	(882)
Proceeds from the sale of property	–	–	29,437
Net cash provided by (used in) investing activities	(1,798)	(509)	28,555

Cash flows from financing activities
Proceeds from exercise of options and warrants	–	–	5,000
Proceeds from issuance of convertible note	–	72,000	–
Payments on convertible note	(78,209)	–	–
Net cash provided by (used in) financing activities	(78,209)	72,000	5,000

Foreign exchange effect on cash	(7,828)	399	3,466
Net increase (decrease) in cash	73,209	(14,021)	17,160
Cash, beginning balance	7,696	21,717	4,557
Cash, ending balance	$80,905	$7,696	$21,717

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Debt discount due to derivative liabilities	$–	$72,000	$–

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

As of December 31, 2022, the Company has a 50% interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has realized some revenue from its present operations. During the year ended December 31, 2022, the Company had net income of $477,657, primarily due to royalty income received, a change in the fair value of derivative liability and a reduction in the asset retirement obligation. The Company had cash flows provided by operations of $161,044 but it is possible that the Company will incur negative operating cash flows in the future. The Company has an accumulated deficit of $23,214,872 at December 31, 2022. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $200,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

Concentration of Revenue

For the year ended December 31, 2022, the Company had a concentration of revenue related to a single royalty contract, accounting for 100% of total revenue. The loss of this contract would have a material adverse effect on future operating results. As of December 31, 2022, 100% of royalty receivables related to this contract.

Oil and Gas Property Payments and Exploration Costs

All costs incurred in the acquisition, exploration and development of natural gas and oil interests are capitalized as incurred. Capitalized costs associated with proven properties are amortized using the units-of-production method over the estimated life of the probable reserve. Capitalized costs associated with unproved properties are excluded from the amortization calculations and assessed, at least annually, to determine if impairment has occurred, until such time as those costs are proven. Impairment amounts are immediately expensed and no costs have been capitalized through December 31, 2022.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2022 or 2021.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2022 and 2021.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2022 and 2021 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

The Company accounts for employee stock-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation—Stock Compensation, which requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values.  The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the years ended December 31, 2022 and 2021, all of the outstanding options and warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s income (loss) from continuing operations.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2022		December 31, 2021
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$14,690	$14,690	$210,929	$210,929
Asset Retirement Obligation (see Note 8)	71,975	71,975	214,960	214,960

In 2021, the Company issued a convertible note in which the conversion rate is variable. As a result, a derivative liability was recorded (see Note 9). In addition, the Company has warrants with a strike price currency different than the functional currency as has recorded a derivative liability associated with that. The Company measures and reports the fair value liability for these derivative liabilities on a recurring basis. The fair value liabilities have been recorded as determined utilizing the Black-Scholes option pricing model. A slight change in an unobservable input like historical volatility could have a significant impact on the fair value measurement of the derivative liabilities. See Note 6 “Derivative Liabilities” for further discussion of the inputs used in determining the fair value.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 606, Revenue from Contracts with Customers (“ASC 606”), which provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The Company receives an overriding royalty from an unrelated party of 2.5% on all petroleum substances produced from three oil sands leases located in the southeast portion of the Peace River oil sands area that were sold in May 2019 (see Note 4) and recognizes revenue at the time petroleum is sold. The Company’s revenue recognition policy standards include the following elements under ASU 606:

1.	Identify the contract with the customer. The contract is documented in the Purchase and Sale Agreement dated 5/14/2019.
2.	Identify the performance obligations in the contract. The performance obligation in the contract required Strata to relinquish its interest in three oil sands located in the southeast portion of the Peace River oil sands area.
3.	Determine the transaction price. The transaction price was C$60,000 in exchange for 2.5% gross overriding royalty of the petroleum substances produced from the three oil sands leases, in exchange for a 100% interest in the three oil sands leases.
4.	Allocate the transaction price to the performance obligations in the contract. The Company only has one performance obligation, the transfer of the rights to the three oil sands leases, which has already been fulfilled.
5.	Recognize revenue when (or as) the entity satisfies a performance obligation. The C$60,000 was recognized as a sale of the shallower oil sands rights in 2019, resulting in a gain from the disposition of the leases. The 2.5% overriding petroleum royalties are recognized as revenue in the period that the other party produces and sells petroleum from the oil sands leases, which began in September 2021. The royalties that have been received to date have been highly variable, as the amounts are dependent upon the monthly production, the demand of the buyers, the spot price of petroleum, etc. As such, management has determined that the revenue recognition shall be treated as variable consideration as defined in ASC 606. Variable consideration should only be recognized to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Given the fact that royalties to date have been highly variable with a great degree of uncertainty, and any attempts to estimate future revenue would likely result in a significant reversal of revenue, royalty revenue will be recognized when payments and settlement statements are received, in the period for which the petroleum was produced. It is at that time that any uncertainty related to royalty payments is resolved. The Company applied ASC 606 using the modified retrospective method applied to contracts not yet completed as of the date of adoption.

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

NOTE 4. ROYALTY INTEREST

Pursuant to the Purchase and Sale Agreement with an unrelated third party dated May 2019, in which the Company sold three oil sands leases located in the southeast portion of the Peace River oil sands area, the Company retained a 2.5% gross overriding royalty on all petroleum substances produced from the leases. For the years ended December 31, 2022 and 2021, the Company earned royalties of $398,427 and $31,296, respectively.

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

	Derivative liabilities associated with:
	Warrants	Convertible Note	Total
Balance, December 31, 2020	$24,336	$–	$24,336
Issuance of convertible note	–	127,049	127,049
Fair value of expired warrant	(1,258)	–	(1,258)
Change in fair value of derivative liabilities	17,585	43,446	61,031
Foreign exchange effect on derivative liability	(229)	–	(229)
Balance, December 31, 2021	$40,434	$170,495	$210,929
Change in fair value of derivative liabilities	(24,757)	(170,495)	(195,252)
Foreign exchange effect on derivative liability	(987)	–	(987)
Balance, December 31, 2022	$14,690	$–	$14,690

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2022	2021	2020
Volatility	322.4%	545.20%	411.10%
Expected life	0.41 to 9.99 years	0.45 to 2.12 years	0.33 to 3.12 years
Risk-free interest rate	3.27% - 4.06%	0.95% - 1.42%	0.20% - 0.67%
Dividend yield	0.00%	0.00%	0.00%

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

NOTE 8. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property, one of which was abandoned. Total future asset retirement obligations for the remaining three wells were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimated the net present value of its total asset retirement obligations to be approximately $214,960 at December 31, 2021, based on an undiscounted total future liability of $225,229 (CDN$293,000). In 2022, the Company transferred its rights and interest in two of the three wells to an unrelated third party, who has assumed all reclamation obligations related to these wells. As a result, the Asset Retirement Obligation has been reduced to reflect the estimated liability for the remaining well of $71,975, with the difference of $143,950 recorded in Other Income.

Reclamation expenses for the remaining well are expected to be incurred between 2023 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $16,308, $15,687and $12,669 for the years ended December 31, 2022, 2021 and 2020, respectively, has been recorded in the Statements of Operations and Comprehensive Income (Loss). However, the Company is currently in the process of carrying out abandonment and remediation of its well through the federally funded Site Rehabilitation Program. As a result, the actual Asset Retirement Obligation costs on this well could be substantially lower than its current value but the actual amount cannot be reasonably estimated at this time.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bears interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2022, the effective interest rate on this note payable was 7.45%. The balance of note payable, including interest, to related parties at December 31, 2022 and 2021 was $8,584 and $8,844, respectively. The Company recognized interest expense of $353, $247 and $240 for the years ended December 31, 2022, 2021 and 2020, respectively, in its Statements of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable was repaid in 2022 and bore interest at 10% per annum. The note was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, an embedded derivative was identified. The Company recorded the fair value of the derivatives as of the inception date of the convertible note, which was determined to be $127,049. The initial fair value of the embedded debt derivative was allocated as a debt discount up to the face value of the note ($72,000), with the remaining $55,049 recognized as a loss on issuance of convertible note. The debt discount was amortized until its repayment and $51,000 and $21,000 of amortization expense was recognized in for the years ended December 31, 2022 and 2021, respectively. The balance of the note payable, including interest, at December 31, 2022 and 2021 was $0 and $75,659, respectively. The Company recognized interest expense of $2,550 and $3,659 for the year ended December 31, 2022 and 2021 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $144,549, $0 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, $15,956 and $0 of consulting expenses were included in Accounts payable and accrued liabilities – related party.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $1,356 and $0 for the years ended December 31, 2022, 2021 and 2020, respectively. As of December 31, 2022 and 2021, consulting expenses of $0 and $22,115 were included in Accounts payable and accrued liabilities – related party.

NOTE 10. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2022, the Company had 20,085,119 shares of common stock outstanding and an additional 91,000 shares of common stock to be issued in connection with the exercise of warrants and options.

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

The following table summarizes warrant activity during the years ended December 31, 2022, 2021 and 2020.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2019	2,831,338	$1.87	2,831,338	$1.87
Issued
Canceled / exercised	(81,000)	$0.56
Expired	(231,100)	$1.54
Outstanding December 31, 2020	2,519,238	$1.73	2,519,238	$1.73
Issued
Canceled / exercised
Expired	(623,167)	$0.39
Outstanding December 31, 2021	1,896,071	$1.64	1,896,071	$1.64
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2022	1,896,071	$1.64	1,896,071	$1.64

The following tables summarizes outstanding warrants as of December 31, 2022:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$1.00 - $22.50	1,896,071	$1.64	0.41 – 9.99

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

As of December 31, 2022, there were 11,850,000 shares available for grant.

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

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance December 31, 2019	447,000	$0.79	5.68	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	(10,000)	$0.05
Balance December 31, 2020	437,000	$0.81	3.80	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2021	437,000	$0.79	2.87	0.00
Option granted	–	$–
Options cancelled	(70,000)	$0.62
Options exercised	–	$–
Balance December 31, 2022	367,000	$0.85	2.24	0.00

Exercisable at December 31, 2022	367,000	$0.85	2.24	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2021 range from $0.05 to $1.40 per share.

As of December 31, 2022, 2021 and 2020, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 12. INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2022	2021	2020
Loss carryforwards	$783,500	$879,800	$791,000
Oil & Gas properties	1,742,800	1,871,100	1,857,700
Asset retirement obligation	175,700	154,500	134,800
Deferred tax asset	2,702,000	2,905,400	2,783,500

Less valuation allowance	(2,702,000)	(2,905,400)	(2,783,500)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2022, the Company had net Canadian operating loss carryforwards of approximately $3.1 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $7.0 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2022, 2021 and 2020, changes in valuation allowance were ($203,400), $121,900, and $65,700, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2022	2021	2020
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	-8%	4%	2%
Non-deductible change in fair value of derivative liability	-41%	-27%	-6%
Non-deductible accretion expense	-3%	7%	13%
Effect of foreign exchange	77%	41%	16%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2022, 2021 and 2020 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2022, 2021 and 2020.

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

