Form 20-F
period 2023-12-31
Strata Power Corp
filed 2024-03-29
CIK 1227282

able of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2023 and 20,085,119 as of March 29, 2024. No preferred shares are issued and outstanding.

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

FORM 20-F ANNUAL REPORT 2023

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2023	2022	2021	2020	2019

Revenue	$199,435	$398,427	$31,296	$–	$–
Operating Expenses	234,699	211,248	107,621	69,983	266,338
Other income (expense), net	8,987	290,478	(142,138)	47,024	46,995
Net income (loss)	$(26,277)	$477,657	$(218,463)	$(22,959)	$(219,343)

Basic income (loss) per common share:	$0.00	$0.02	$(0.01)	$(0.00)	$(0.01)
Diluted income (loss) per common share:	$0.00	$0.02	$(0.01)	$(0.00)	$(0.01)
Basic weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	20,085,119	19,322,927
Diluted weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	20,085,119	19,322,927

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2023	2022	2021	2020	2019

Cash and cash equivalents	$54,009	$80,905	$7,696	$21,717	$4,557
Other current assets	48,302	59,605	26,174	2,348	2,743
Reclamation deposits	103,227	95,968	101,139	99,916	96,838
License Agreement	–	–	–	59,828	59,828
Total assets	205,538	236,478	135,009	183,809	163,966
Current liabilities	67,864	73,494	309,050	156,198	135,027
Long-term liabilities	373,711	371,975	514,960	497,904	480,535
Common shares to be issued	5,000	5,000	5,000	5,000	–
Additional paid-in capital	23,404,083	23,404,083	23,404,083	23,404,083	23,404,083
(Accumulated deficit) retained earnings	(23,241,149)	(23,214,872)	(23,692,528)	(23,474,066)	(23,451,107)
Accumulated other comprehensive income	(403,971)	(403,202)	(405,555)	(405,310)	(404,572)
Total liabilities and stockholders’ equity	205,538	236,478	135,009	183,809	163,966

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2023, 2022, 2021, 2020 and 2019, and the average rates for the period and the range of high and low rates for the period. The data for February 2024 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2023 was CDN $1.33 per U.S. $1.00.

The exchange rate as of March 22, 2024 was CDN $1.35 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2024	1.36	1.34
January, 2024	1.35	1.33
December, 2023	1.36	1.32
November, 2023	1.39	1.36
October, 2023	1.39	1.36
September, 2023	1.37	1.34

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2023	1.35
For the twelve months ended December 31, 2022	1.30
For the twelve months ended December 31, 2021	1.25
For the twelve months ended December 31, 2020	1.34
For the twelve months ended December 31, 2019	1.33

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

12. Our auditors’ opinion on our December 31, 2023 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,241,149 as of December 31, 2023. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. While the Company is now earning royalty income, it is possible that Company could generate operating losses for at least the next 12 months. Therefore, there is some doubt about our ability to continue operations in the future as a going concern. We may need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2023, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

As of December 31, 2023, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

OIL SANDS LEASES

As of December 31, 2023, the Company has a partial interest in 7 oil sands leases, and a royalty interest in 10 oil sands leases, all located in the Peace River oil sands area, totaling 8,704 hectares. The Company also owns 1 non-producing well.

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

According to the Alberta Energy Regulator (AER), Alberta's oil sands are the third-largest proven crude oil reserve in the world, with total proven reserves of 166 billion barrels, and total recent production of up to 3.3 million barrels per day.

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

Planned Work by the Company for 2024

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

Planned Work by the Company for 2024

When adequate funding can be assembled, Strata intends to proceed with further evaluation of heavy oil and bitumen opportunities in Alberta. The Company expects the short and long term funding of our oil and gas operations to be financed as in the past through existing revenues and equity in the form of private placements and warrant exercises.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2023, 2022 and 2021. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2023	2022	2021
Operating revenue	$199,435	$398,427	$31,296
Operating expenses	$234,699	$211,248	$107,621
Other income (expense)	$8,987	$290,478	$(142,138)
Net income (loss)	$(26,277)	$477,657	$(218,463)
Earnings per share from continuing operations, basic	$(0.00)	$0.02	$(0.01)
Earnings per share from continuing operations, diluted	$(0.00)	$0.02	$(0.01)
Basic weighted average common shares outstanding	20,085,119	20,085,119	20,085,119
Diluted weighted average common shares outstanding	20,085,119	20,085,119	20,085,119

REVENUES

The Company began earning revenues in 2021, due to the Company’s royalty interest in petroleum produced from oil sands leases in the Peace River area. The amount of revenue to be earned in the future or the duration of such revenue is uncertain.

Year ended December 31, 2023 compared to the year ended December 31, 2022

RESULTS OF OPERATIONS

During the years ended December 31, 2023, 2022 and 2021, we had net income (losses) of ($26,277), $477,657, and ($218,463), respectively. Due to the weak condition in the Alberta heavy oil sector, the Company has limited their activity of the oil & gas properties. During the years ended December 31, 2023, 2022 and 2021, we recognized oil & gas properties expenses of $22,689, $22,263 and $11,088, respectively.

For the years ended December 31, 2023, 2022 and 2021, we recognized operating expenses, excluding the oil and gas properties expense, of $212,010, $188,985 and $96,533, respectively. Operating expenses from 2022 to 2023 increased $23,024 primarily due to the increase in consulting expenses.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) are gains and losses relating to the change in fair value of derivative liability. See Note 5 of the Financial Statements for more on the change in the derivative liability. Also included in other income (expense) for the year ended December 31 2022 is income related to the reduction of the asset retirement obligation as a result of transferring the Company’s rights and reclamation obligations to an unrelated third party.

B. Liquidity and Capital Resources

(in U.S. dollars)	As of December 31,
	2023	2022	2021
Cash and cash equivalents	$54,009	$80,905	$7,696
Working capital (deficit)	34,447	67,016	(275,179)
Net cash provided by (used in)
Operating activities	(20,972)	161,044	(85,911)
Investing activities	(4,861)	(1,798)	(509)
Financing activities	0	(78,209)	72,000

As of December 31, 2023, we had $54,009 in cash, a decrease of $26,896 from December 31, 2022. Management estimates that the Company will require approximately $225,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2024. However, the commencement of royalty income will provide some degree of funding. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2024, our capital requirements will mostly be associated with the maintenance of our lease payments. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to seek potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2023, 2022 and 2021 was ($20,972), $161,044 and ($85,911), respectively. The change in cash provided by (used in) operations in 2023 was primarily a result of lower royalty revenues. The increase in cash provided by operations in 2022 was a result of the increase in royalty income from 2021, offset by the change in fair value of derivative liabilities and the write-off of the asset retirement obligation (see Note 8).

Cash used in investing activities during the years ended December 31, 2023, 2022 and 2021 was $4,861, $1,798 and $509, respectively, resulting from the change in reclamation deposits.

Cash provided by (used in) financing activities was $0, ($78,209) and $72,000 for 2023, 2022 and 2021, respectively. During 2021, the Company raised funds due to the issuance of a note agreement with a related party. In 2022, this note was repaid. See Note 9 to the financial statements for more information.

We had cash of $54,009 as of December 31, 2023. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

•	$25,000 in connection with property lease payments and follow up analysis on the Company’s oil sands properties;

•	$200,000 for operating expenses, including working capital, consulting fees, general and administrative, professional, legal and accounting expenses

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2023 and 2022 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2023 and 2022.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2023 and December 31, 2022 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The Peace River Project is currently comprised of a partial interest in 7 leases with the government of the Province of Alberta. The leases have been converted to non-expiring leases subject to minimum annual lease payments.

At December 31, 2023, the Company had trade payables and accrued liabilities of $43,007. All of these obligations are due in less than one year.

At December 31, 2023, the Company had derivative liabilities of $15,526 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 6 in the financial statements).

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

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman,	2023	$–	$–	$–	$–	$–	$–	$176,197
	President, CEO, Secretary	2022	–	–	–	–	–	–	144,549
		2021	–	–	–	–	–	–	–

Michael Ranger (2)	Director	2023	$–	$–	$–	$–	$–	$–	$–
		2022	–	–	–	–	–	–	–
		2021	–	–	–	–	–	–	–

Zachary Black (3)	Director	2023	$–	$–	$–	$–	$–	$–	$–
		2022	–	–	–	–	–	–	–
		2021	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Zachary Black was appointed Director on January 22, 2023.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2024, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2023, 2022 and 2021 of $176,197, $144,549 and $0, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized no consulting expenses for the years ended December 31, 2023, 2022, and 2021, respectively. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2023 or during the 2023 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 29, 2024 Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	200,000

Michael Ranger (4)	23,258		0.12%	70,000

Zachary Black	–		–	–

All Executive Officers and Directors as a Group	6,207,616		30.91%	270,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of March 29, 2024.
(2)	Mr. Newton was awarded 200,000 and 250,000 stock options at an exercise price of $0.05 on July 1, 2014 and November 12, 2017, respectively. Mr. Newton exercised 240,000 stock options on February 18, 2018 and the remaining 10,000 stock options on April 2, 2020. All remaining stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 70,000 stock options to purchase common shares of the Company at an exercise price of $.05 on November 12, 2017, all which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 29, 2024 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 29, 2024, the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-nine (149) registered shareholders holding 9,727,280 common shares have addresses in the United States.

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

None

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2023, the effective interest rate on these notes payable was 8.2%. The balance of note payable to related parties at December 31, 2023 and 2022 was $9,331 and $8,584, respectively. The Company recognized interest expense of $531, $353 and $247 for the years ended December 31, 2023, 2022 and 2021, respectively, in its Statement of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable bore interest at 10% per annum and was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, a derivative liability of $127,049 was initially recorded (see Note 6 and Note 9). The note was repaid in 2022 and the balance of the note payable, including interest, at December 31, 2022. The Company recognized interest expense of $2,550 and $3,659 for the years ended December 31, 2022 and 2021, respectively, in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $176,197, $144,549 and $0 for the years ended December 31, 2023, 2022 and 2021.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. For the years ended December 31, 2023, 2022 and 2021, the Company recognized consulting expenses of $0, $0 and $1,356, respectively.

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

Audited Financial Statements:

Fiscal years ended December 31, 2023, 2022 and 2021.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2023	$0.01	$0.003
2022	$0.03	$0.02
2021	$0.08	$0.01
2020	$0.03	$0.005
2019	$0.03	$0.01

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2023	Fourth Quarter of 2023	$0.01	$0.003
	Third Quarter of 2023	$0.01	$0.01
	Second Quarter of 2023	$0.01	$0.01
	First Quarter of 2023	$0.01	$0.01

2022	Fourth Quarter of 2022	$0.01	$0.01
	Third Quarter of 2022	$0.02	$0.01
	Second Quarter of 2022	$0.02	$0.01
	First Quarter of 2022	$0.03	$0.01

2021	Fourth Quarter of 2021	$0.07	$0.01
	Third Quarter of 2021	$0.08	$0.01
	Second Quarter of 2021	$0.05	$0.01
	First Quarter of 2021	$0.06	$0.01

B. Plan of Distribution.

Not applicable.

C. Markets.

The Company’s common stock trades over the counter in the United States on the electronic over-the-counter marketplace under the symbol SPOWF.

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 22, 2024 , the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.35. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2023, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2023, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2023 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2023, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2023.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2023 (1)(2)	Fiscal year ending December 31, 2022 (1)	Fiscal year ending December 31, 2021 (1)
Audit Fees	$19,550	$17,000	$14,500
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$19,550	$17,000	$14,500

(1)	As of December 31, 2023, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2023

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

Item 16H. Mine Health and Safety, Conflict Minerals and Government Payments

Not applicable.

Item 16K. Cybersecurity

The identification, detection, prevention and remediation of known or potential IT security vulnerabilities, including those arising from third-party hackers, hardware or software, is extremely costly and time consuming. Company does not have the manpower, expertise or financial resources to effectively identify, detect, prevent or remediate cybersecurity risks. No assurance or guarantee whatsoever can be given that Company will not be damaged by the exploitation of its cybersecurity vulnerabilities.

During the year ended, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, we may not be aware of all vulnerabilities or might not accurately assess the risks of incidents, and such preventative measures cannot provide absolute security and may not be sufficient in all circumstances or mitigate all potential risks.

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

________________

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 29, 2024	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 29, 2024
Trevor Newton

/s/ Michael Ranger	Director	March 29, 2024
Michael Ranger

/s/ Zachary Black	Director	March 29, 2024
Zachary Black

Strata Power Corporation

Financial Statements

December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2023 and 2022, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

Asset Retirement Obligation — Refer to Notes 3 and 8 to the financial statements.

Critical Audit Matter Description

In 2007, the Company drilled four wells on its Peace River Property, one of which was subsequently abandoned and two were subsequently transferred. For the remaining three years, in subsequent years, the Company has accrued an estimated liability for the estimated costs to remediate, reclaim, and abandon related well and facilities based on the estimated net present value of future expected costs. We identified the asset retirement obligation as a critical audit matter because of the challenges of auditing management’s judgments applied in determining future expenses and adjustments to net present value. Specifically, auditing management’s interpretations of the current facts and circumstances, forecasts of future events, and estimates of the financial impacts of such events is subjective and requires significant judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the asset retirement obligation included the following, among others:

•	We evaluated management’s analysis and tested sensitivity of inputs related to future obligations and if there are changes that impact amounts and disclosures.
•	We evaluated events occurring during the year and subsequent to December 31, 2023, to determine if there is any impact on management’s analysis or our evaluation.

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company’s auditor since 2017.

Spokane, Washington

March 29, 2024

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2023	2022
ASSETS
Current assets
Cash	$54,009	$80,905
GST receivables	19,191	9,330
Royalty receivables	22,047	39,578
Prepaid expenses	7,064	10,697
Total current assets	102,311	140,510

Reclamation deposits	103,227	95,968

Total assets	$205,538	$236,478

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$43,007	$34,264
Accounts payable and accrued liabilities - related party	–	15,956
Notes payable, net of debt discount	9,331	8,584
Derivative liabilities	15,526	14,690
Total current liabilities	67,864	73,494

Deferred revenue - royalty agreement (Note 9)	300,000	300,000
Asset retirement obligation	73,711	71,975
Total long-term liabilities	373,711	371,975

Total liabilities	441,575	445,469

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at December 31, 2023 and 2022, respectively	–	–
Additional paid-in capital	23,404,083	23,404,083
Common shares to be issued	5,000	5,000
Accumulated deficit	(23,241,149)	(23,214,872)
Accumulated other comprehensive income	(403,971)	(403,202)
Total stockholders' equity (deficit)	(236,037)	(208,991)

Total liabilities and stockholders' equity (deficit)	$205,538	$236,478

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2023	2022	2021
Operating Income:
Royalty income	$199,435	$398,427	$31,296

Operating Expenses:
Professional fees	28,740	30,687	16,164
Office and sundry	799	632	862
Consulting fees	180,097	140,806	1,356
Transfer agent fees	2,374	552	2,636
Accretion expense	–	16,308	15,687
License fee	–	–	59,828
Oil & gas properties expense	22,689	22,263	11,088
Total operating expenses	234,699	211,248	107,621

Other income (expense):
Interest income	4,861	1,799	509
Other income	724	143,950	–
Amortization of debt discount	–	(51,000)	(21,000)
Interest expense	(618)	(2,903)	(3,907)
Loss on issuance of convertible note	–	–	(55,049)
Foreign exchange gain (loss)	4,702	3,380	(2,918)
Change in fair value of derivative liability	(683)	195,252	(59,773)
Total other income (expense)	8,987	290,478	(142,138)

Net income (loss)	(26,277)	477,657	(218,463)

Other comprehensive income (loss)
Foreign currency translation adjustment	(769)	2,353	(245)
Comprehensive income (loss)	$(27,046)	$480,010	$(218,708)

Earnings per common share (Note 3)
Basic	$(0.00)	$0.02	$(0.01)
Diluted	$(0.00)	$0.02	$(0.01)
Weighted average number of shares outstanding:
Basic	20,085,119	20,085,119	20,085,119
Diluted	20,085,119	20,085,119	20,085,119

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares		Additional Paid-in Capital	Common Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2020	20,085,119	–	$23,404,083	$5,000	$(23,474,066)	$(405,310)	$(470,293)

Net loss and comprehensive loss	–	–	–	–	(218,463)	(245)	(218,708)

Balance December 31, 2021	20,085,119	–	$23,404,083	$5,000	$(23,692,529)	$(405,555)	$(689,001)

Net income and comprehensive income	–	–	–	–	477,657	2,353	480,010
Balance December 31, 2022	20,085,119	–	$23,404,083	$5,000	$(23,214,872)	$(403,202)	$(208,991)

Net loss and comprehensive loss	–	–	–	–	(26,277)	(769)	(27,046)
Balance December 31, 2023	20,085,119	–	$23,404,083	$5,000	$(23,241,149)	$(403,971)	$(236,037)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2023	2022	2021
Cash flows from operating activities
Net income (loss)	$(26,277)	$477,657	$(218,463)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Accrued interest	531	2,903	3,905
Accretion expense	–	16,308	15,687
Amortization of debt discount	–	51,000	21,000
Change in fair value of derivative liabilities	683	(195,252)	59,773
Loss on issuance of convertible note	–	–	55,049
Change in PetroSteam license	–	–	59,828
Change in assets and liabilities
GST receivable	(9,862)	(6,881)	(101)
Royalty receivable	17,531	(19,959)	(19,619)
Prepaid expenses	3,633	(6,591)	(4,106)
Accounts payable and accrued liabilities	8,745	7,716	(58,864)
Accrued liabilities – related party	(15,956)	(21,907)	–
Asset retirement obligation	–	(143,950)	–
Net cash provided by (used in) operating activities	(20,972)	161,044	(85,911)

Cash flows from investing activities
Reclamation Deposits	(4,861)	(1,798)	(509)
Net cash used in investing activities	(4,861)	(1,798)	(509)

Cash flows from financing activities
Proceeds from issuance of convertible note	–	–	72,000
Payments on convertible note	–	(78,209)	–
Net cash provided by (used in) financing activities	–	(78,209)	72,000

Foreign exchange effect on cash	(1,063)	(7,828)	399
Net increase (decrease) in cash	(26,896)	73,209	(14,021)
Cash, beginning balance	80,905	7,696	21,717
Cash, ending balance	$54,009	$80,905	$7,696

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

Non-cash investing and financing activities
Debt discount due to derivative liabilities	$–	$–	$72,000

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

As of December 31, 2023, the Company has a 50% interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has realized some revenue from its present operations. During the year ended December 31, 2023, the Company had net loss of $26,277, primarily due to consulting fee expense, professional fees and property expense. The Company had cash flows used in operations of $20,972 and it is possible that the Company will incur negative operating cash flows in the future. The Company has an accumulated deficit of $23,241,149 at December 31, 2023. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $300,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

Concentration of Revenue

For the year ended December 31, 2023, the Company had a concentration of revenue related to a single royalty contract, accounting for 100% of total revenue. The loss of this contract would have a material adverse effect on future operating results. As of December 31, 2023, 100% of royalty receivables related to this contract.

Oil and Gas Property Payments and Exploration Costs

All costs incurred in the acquisition, exploration and development of natural gas and oil interests are capitalized as incurred. Capitalized costs associated with proven properties are amortized using the units-of-production method over the estimated life of the probable reserve. Capitalized costs associated with unproved properties are excluded from the amortization calculations and assessed, at least annually, to determine if impairment has occurred, until such time as those costs are proven. Impairment amounts are immediately expensed and no costs have been capitalized through December 31, 2023.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2023 or 2022.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2023 and 2022.

Royalties Receivables

Royalties Receivables consist of amounts due from an unrelated third party related to three oil sands leases that the Company sold and retained a 2.5% gross overriding royalty on all petroleum substances produced from the leases (see Note 4). An allowance for uncollectible receivables is based upon the amount of losses expected to be incurred in the collection of these royalties pursuant to the guidance outlined in ASU 2016-13, Financial Instruments – Credit Losses (ASC 326). This pronouncement replaces the former incurred loss methodology with an expected credit loss methodology that requires consideration of a broader range of information to estimate expected losses over the lifetime of the asset. Management’s evaluation process used to determine the appropriateness of the allowance is complex and requires the use of estimates, assumptions and judgements which are inherently subject to high uncertainty. The estimated losses are calculated based upon a review of the outstanding receivables, including the age of the receivable, historical collection experience and as applicable, current conditions and forecasts that affect collectability. The estimate could require a change based on changing circumstances, including changes in the economy or changes specifically related to the owner of the leases. Specific receivables are written off against the allowance when management determines the account is uncollectible. The allowance for uncollectible receivables was $0 as of December 31, 2023 and 2022.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2023 and 2022 (Note 8) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the years ended December 31, 2023 and 2022, all of the outstanding options and warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s income (loss) from continuing operations.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2023		December 31, 2022
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$15,526	$15,526	$14,690	$14,690
Asset Retirement Obligation (see Note 8)	73,711	73,711	71,975	71,975

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

NOTE 4. ROYALTY INTEREST

Pursuant to the Purchase and Sale Agreement with an unrelated third party dated May 2019, in which the Company sold three oil sands leases located in the southeast portion of the Peace River oil sands area, the Company retained a 2.5% gross overriding royalty on all petroleum substances produced from the leases. For the years ended December 31, 2023 and 2022, the Company earned royalties of $199,435 and $398,427, respectively. The royalty receivables as of December 31, 2023 and 2022 were $22,047 and $39,578, respectively.

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

	Derivative liabilities associated with:
	Warrants	Convertible Note	Total
Balance, December 31, 2021	$40,434	$170,495	$210,929
Change in fair value of derivative liabilities	(24,757)	(170,495)	(195,252)
Foreign exchange effect on derivative liability	(987)	–	(987)
Balance, December 31, 2022	14,690	–	14,690
Change in fair value of derivative liabilities	658	–	658
Foreign exchange effect on derivative liability	178	–	178
Balance, December 31, 2023	$15,526	$–	$15,526

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2023	2022	2021
Volatility	451.9%	322.4%	545.20%
Expected life	0.13 to 9.42 years	0.41 to 9.99 years	0.45 to 2.12 years
Risk-free interest rate	3.09% - 3.88%	3.27% - 4.06%	0.95% - 1.42%
Dividend yield	0.00%	0.00%	0.00%

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

NOTE 8. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property, one of which was abandoned. Total future asset retirement obligations for the remaining three wells were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimated the net present value of its total asset retirement obligations to be approximately $214,960 at December 31, 2021, based on an undiscounted total future liability of $225,229 (CDN$293,000). In 2022, the Company transferred its rights and interest in two of the three wells to an unrelated third party, who has assumed all reclamation obligations related to these wells. As a result, the Asset Retirement Obligation has been reduced to reflect the estimated liability at December 31, 2022 for the remaining well of $71,975, with the difference of $143,950 recorded in Other Income. As of December 31, 2023, the estimated liability for the Asset Retirement Obligation is $73,711.

Reclamation expenses for the remaining well are expected to be incurred between 2024 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $0, $16,308 and $15,687 for the years ended December 31, 2023, 2022 and 2021, respectively, has been recorded in the Statements of Operations and Comprehensive Income (Loss). However, the Company is currently in the process of carrying out abandonment and remediation of its well through the federally funded Site Rehabilitation Program. As a result, the actual Asset Retirement Obligation costs on this well could be substantially lower than its current value but the actual amount cannot be reasonably estimated at this time.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bears interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2023, the effective interest rate on this note payable was 8.20%. The balance of note payable, including interest, to related parties at December 31, 2023 and 2022 was $9,331 and $8,584, respectively. The Company recognized interest expense of $531, $353 and $247 for the years ended December 31, 2023, 2022 and 2021, respectively, in its Statements of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable was repaid in 2022 and bore interest at 10% per annum. The note was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, an embedded derivative was identified. The Company recorded the fair value of the derivatives as of the inception date of the convertible note, which was determined to be $127,049. The initial fair value of the embedded debt derivative was allocated as a debt discount up to the face value of the note ($72,000), with the remaining $55,049 recognized as a loss on issuance of convertible note. The debt discount was amortized until its repayment and $51,000 and $21,000 of amortization expense was recognized in for the years ended December 31, 2022 and 2021, respectively. The balance of the note payable, including interest, at December 31, 2023 and 2022 was $0. The Company recognized interest expense of $2,550 and $3,659 for the year ended December 31, 2022 and 2021 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $176,197, $144,549 and $0 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, $0 and $15,956 of consulting expenses were included in Accounts payable and accrued liabilities – related party.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized consulting expenses of $0, $0 and $1,356 for the years ended December 31, 2023, 2022 and 2021, respectively. As of December 31, 2023 and 2022, there were no consulting expenses included in Accounts payable and accrued liabilities – related party.

NOTE 10. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2023, the Company had 20,085,119 shares of common stock outstanding and an additional 91,000 shares of common stock to be issued in connection with the exercise of warrants and options.

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

The following table summarizes warrant activity during the years ended December 31, 2023, 2022 and 2021.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2020	2,519,238	$1.73	2,519,238	$1.73
Issued	–
Canceled / exercised	–
Expired	(623,167)	0.39
Outstanding December 31, 2021	1,896,071	2.46	1,896,071	2.46
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2022	1,896,071	2.46	1,896,071	2.46
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2023	1,896,071	$2.46	1,896,071	$2.46

The following tables summarizes outstanding warrants as of December 31, 2023:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$1.00 - $22.50	1,896,071	$2.46	0.12 – 9.42

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

As of December 31, 2023, there were 11,850,000 shares available for grant.

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

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance December 31, 2020	437,000	$0.81	3.80	0.00
Option granted	–	$–
Options cancelled	–	$–
Options exercised	–	$–
Balance December 31, 2021	437,000	$0.79	2.87	0.00
Option granted	–	$–
Options cancelled	(70,000)	$0.62
Options exercised	–	$–
Balance December 31, 2022	367,000	$0.85	2.24	0.00
Option granted	–	$–
Options cancelled	(30,000)	$0.62
Options exercised	–	$–
Balance December 31, 2023	337,000	$0.85	1.24	0.00

Exercisable at December 31, 2023	337,000	$0.85	1.24	0.00

The exercise price for outstanding and exercisable common stock options under the 2006 and 2016 Plans at December 31, 2023 range from $0.05 to $1.40 per share.

As of December 31, 2023, 2022 and 2021, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 12. INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2023	2022	2021
Loss carryforwards	$755,500	$783,500	$879,800
Oil & Gas properties	1,784,800	1,742,800	1,871,100
Asset retirement obligation	175,700	175,700	154,500
Deferred tax asset	2,716,000	2,702,000	2,905,400

Less valuation allowance	(2,716,000)	(2,702,000)	(2,905,400)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2023, the Company had net Canadian operating loss carryforwards of approximately $3.0 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $7.1 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2023, 2022 and 2021, changes in valuation allowance were $14,000, ($203,400), and $121,900, respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2023	2022	2021
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	1%	-8%	4%
Non-deductible change in fair value of derivative liability	-3%	-41%	-27%
Non-deductible accretion expense	0%	-3%	7%
Effect of foreign exchange	27%	77%	41%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2023, 2022 and 2021 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2023, 2022 and 2021.

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

