Form 20-F
period 2024-12-31
Strata Power Corp
filed 2025-03-31
CIK 1227282

Table of Contents

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report: ______

Commission file number: 000-50934

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

The registrant has one class of Common Stock with 20,085,119 shares outstanding at December 31, 2024 and 20,085,119 as of March 29, 2025. No preferred shares are issued and outstanding.

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

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

FORM 20-F ANNUAL REPORT 2024

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

The following sets forth selected financial information of Strata Power Corporation prepared in accordance with accounting principles generally accepted in the United States for the fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020.

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

SELECTED OPERATIONS DATA

(in U.S. dollars)

	Strata Power Corporation Years Ended December 31,
	2024	2023	2022	2021	2020

Revenue	$135,006	$199,435	$398,427	$31,296	$–
Operating Expenses	156,784	234,699	211,248	107,621	69,983
Other income (expense), net	33,013	8,987	290,478	(142,138)	47,024
Net income (loss)	$11,235	$(26,277)	$477,657	$(218,463)	$(22,959)

Basic income (loss) per common share:	$0.00	$0.00	$0.02	$(0.01)	$(0.00)
Diluted income (loss) per common share:	$0.00	$0.00	$0.02	$(0.01)	$(0.00)
Basic weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	20,085,119	20,085,119
Diluted weighted average number of common shares outstanding	20,085,119	20,085,119	20,085,119	20,085,119	20,085,119

BALANCE SHEET DATA

(in U.S. Dollars)

	Strata Power Corporation
	December 31,
	2024	2023	2022	2021	2020

Cash and cash equivalents	$15,785	$54,009	$80,905	$7,696	$21,717
Other current assets	50,509	48,302	59,605	26,174	2,348
Reclamation deposits	99,873	103,227	95,968	101,139	99,916
License Agreement	–	–	–	–	59,828
Total assets	166,167	205,538	236,478	135,009	183,809
Current liabilities	24,950	67,864	73,494	309,050	156,198
Long-term liabilities	367,857	373,711	371,975	514,960	497,904
Common shares to be issued	5,000	5,000	5,000	5,000	5,000
Additional paid-in capital	23,404,083	23,404,083	23,404,083	23,404,083	23,404,083
(Accumulated deficit) retained earnings	(23,229,914)	(23,241,149)	(23,214,872)	(23,692,528)	(23,474,066)
Accumulated other comprehensive income	(405,809)	(403,971)	(403,202)	(405,555)	(405,310)
Total liabilities and stockholders’ equity	166,167	205,538	236,478	135,009	183,809

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

The following table sets forth the exchange rates for the Canadian Dollar at the end of each of the five fiscal years ended December 31, 2024, 2023, 2022, 2021 and 2020, and the average rates for the period and the range of high and low rates for the period. The data for February 2025 and for each month during the most recent six months is also provided.

Exchange Rates for Canadian Versus U.S. Dollars

The exchange rate as of December 31, 2024 was CDN $1.44 per U.S. $1.00.

The exchange rate as of March 24, 2025 was CDN $1.43 per U.S. $1.00.

Exchange Rates for Canadian Versus U.S. Dollars

(High/low rates for latest six months)

	High	Low
February, 2025	1.46	1.42
January, 2025	1.45	1.43
December, 2024	1.44	1.40
November, 2024	1.41	1.39
October, 2024	1.39	1.35
September, 2024	1.36	1.35

Exchange Rates for Canadian Versus U.S. Dollars

Average ($)
For the twelve months ended December 31, 2024	1.37
For the twelve months ended December 31, 2023	1.35
For the twelve months ended December 31, 2022	1.30
For the twelve months ended December 31, 2021	1.25
For the twelve months ended December 31, 2020	1.34

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

12. Our auditors’ opinion on our December 31, 2024 financial statements include an explanatory paragraph in respect to there being substantial doubt about our ability to continue as a going concern.

We have incurred an accumulated deficit of $23,229,914 as of December 31, 2024. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence. While the Company is now earning royalty income, it is possible that Company could generate operating losses for at least the next 12 months. Therefore, there is some doubt about our ability to continue operations in the future as a going concern. We may need to obtain additional funds in the future. Our plans to deal with this cash requirement include loans from existing shareholders, raising additional capital from the private sale of our equity securities or entering into a strategic arrangement with a third party. If we cannot continue as a viable entity, our shareholders may lose some or all of their investment in our company.

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

24. Our financial and operating performance may be adversely affected by global public health threats.

Public health threats could adversely impact our operations and cause disruptions in the oil and gas industry. If the effect is ongoing, economic conditions may adversely affect the market price of our common shares.

Additionally, any prolonged restrictive measures implemented in order to control or contain global public health threats may have a material and adverse effect on our business operations. Our financial and operating performance may be adversely affected by global public health threats.

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

The Company operates in the oil and gas industry with a focus on Canada’s heavy oil and carbonate-hosted bitumen deposits. As of December 31, 2024, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

As of December 31, 2024, the Company has a partial interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

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

OIL SANDS LEASES

As of December 31, 2024, the Company has a partial interest in 7 oil sands leases, and a royalty interest in 10 oil sands leases, all located in the Peace River oil sands area, totaling 8,704 hectares. The Company also owns 1 non-producing well.

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

Planned Work by the Company for 2025

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

Planned Work by the Company for 2025

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

Item 5. Operating and Financial Review and Prospects

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition ("MD&A") and Results of Operations should be read in conjunction with the accompanying audited financial statements for the fiscal years ended December 31, 2024, 2023 and 2022. These reports are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States, referred to in this Annual Report as US GAAP.

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

A. Operating Results

The following table sets forth a summary of our audited statement of operations for the fiscal years indicated:

	2024	2023	2022
Operating revenue	$135,006	$199,435	$398,427
Operating expenses	$156,784	$234,699	$211,248
Other income (expense)	$33,013	$8,987	$290,478
Net income (loss)	$11,235	$(26,277)	$477,657
Earnings per share from continuing operations, basic	$0.00	$(0.00)	$0.02
Earnings per share from continuing operations, diluted	$0.00	$(0.00)	$0.02
Basic weighted average common shares outstanding	20,085,119	20,085,119	20,085,119
Diluted weighted average common shares outstanding	20,085,119	20,085,119	20,085,119

REVENUES

The Company began earning revenues in 2021, due to the Company’s royalty interest in petroleum produced from oil sands leases in the Peace River area. The amount of revenue to be earned in the future or the duration of such revenue is uncertain.

Year ended December 31, 2024 compared to the year ended December 31, 2023

RESULTS OF OPERATIONS

During the years ended December 31, 2024, 2023 and 2022, we had net income (losses) of $11,235, ($26,277), and $477,657, respectively. Due to the weak condition in the Alberta heavy oil sector, the Company has limited their activity of the oil & gas properties. During the years ended December 31, 2024, 2023 and 2022, we recognized oil & gas properties expenses of $25,907, $22,689 and $22.263, respectively.

For the years ended December 31, 2024, 2023 and 2022, we recognized operating expenses, excluding the oil and gas properties expense, of $130,877, $212,010 and $188,985, respectively. Operating expenses from 2023 to 2024 decreased $81,133 primarily due to the decrease in consulting expenses.

INTEREST AND OTHER INCOME (EXPENSE)

Included in other income (expense) are gains and losses relating to the change in fair value of derivative liability. See Note 5 of the Financial Statements for more on the change in the derivative liability. Also included in other income (expense) for the year ended December 31, 2022 is income related to the reduction of the asset retirement obligation as a result of transferring the Company’s rights and reclamation obligations to an unrelated third party.

B. Liquidity and Capital Resources

(in U.S. dollars)	As of December 31,
	2024	2023	2022
Cash and cash equivalents	$15,785	$54,009	$80,905
Working capital (deficit)	41,344	34,447	67,016
Net cash provided by (used in)
Operating activities	(31,888)	(20,972)	161,044
Investing activities	(5,088)	(4,861)	(1,798)
Financing activities	0	0	(78,209)

As of December 31, 2024, we had $15,785 in cash, a decrease of $38,224 from December 31, 2023. Management estimates that the Company will require approximately $225,000 to fund planned operations for the next twelve months. Therefore, current cash on hand is not sufficient to fund planned operations for 2025. However, the commencement of royalty income will provide some degree of funding. Our policy is to pay all operational expenses when due, provided that the vendor, in the normal course of business, has satisfied all necessary conditions for payment.

We have no long-term debt. In 2025, our capital requirements will mostly be associated with the maintenance of our lease payments. Going forward we expect the short and long-term funding of our oil and gas operations to be financed primarily through equity issuance in the form of private placements and the exercise of warrants. In addition, we continue to seek potential partners to discuss funding arrangements which would facilitate furtherance of our property interests. We believe that our available cash may not be sufficient to fund our working capital requirements to maintain, explore and develop our property interests for the next twelve months. We cannot be certain that any required additional financing will be available on terms favorable to us as the risky nature of this enterprise and lack of tangible assets places debt financing beyond the credit-worthiness required by most banks or typical investors of corporate debt until such time as the economic viability of our oil sands properties can be demonstrated. If additional funds are raised by the issuance of our equity securities, existing stockholders will experience dilution of their ownership interest. If adequate funds are not available or not available on acceptable terms, we may be unable to continue, fund expansion, pursue further development nor respond to competitive pressures.

Net cash provided by (used in) operating activities during the years ended December 31, 2024, 2023 and 2022 was ($31,888), ($20,972) and $161,044, respectively. The change in cash provided by (used in) operations in 2024 was primarily a result of lower royalty revenues and a decrease in Accounts Payable. The decrease in cash provided by operations in 2023 was a result of the decrease in royalty income from 2022, offset by the change in fair value of derivative liabilities and the write-off of the asset retirement obligation (see Note 7).

Cash used in investing activities during the years ended December 31, 2024, 2023 and 2022 was $5,088, $4,861 and $1,798, respectively, resulting from the change in reclamation deposits.

Cash provided by (used in) financing activities was $0, $0 and ($78,209) for 2024, 2023 and 2022, respectively. During 2021, the Company raised funds due to the issuance of a note agreement with a related party. In 2022, this note was repaid. See Note 8 to the financial statements for more information.

We had cash of $15,785 as of December 31, 2024. We anticipate that we will incur the following expenditures through the end of our next fiscal year:

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

Critical Accounting Policies and Estimates:

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

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2024 and 2023 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment.

Management has made significant assumptions and estimates determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on the Company’s Balance Sheet. The value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. To date, all of our stock option grants have been to non-employees. Increases in our share price will likely result in increased stock option compensation expense. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option award and stock price volatility. The expected term of options granted for the purposes of the Black-Scholes calculation is the term of the award since all grants are to non-employees. These estimates involve inherent uncertainties and the application of management judgment. An expected forfeiture rate of $Nil was used in the recognition of compensation expense for those options not yet vested at December 31, 2024 and 2023.

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

E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of December 31, 2024 and December 31, 2023 or as of the date of this report.

F. Tabular Disclosure of Contractual Obligations

The Peace River Project is currently comprised of a partial interest in 7 leases with the government of the Province of Alberta. The leases have been converted to non-expiring leases subject to minimum annual lease payments.

At December 31, 2024, the Company had trade payables and accrued liabilities of $706. All of these obligations are due in less than one year.

At December 31, 2024, the Company had derivative liabilities of $15,169 that relates to warrants with an exercise price in a different currency than the Company’s functional currency (see Note 5 in the financial statements).

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

Name	Title	Year	Salary	Bonus	Stock Options Granted	Other Annual Compensation	Restricted Stock Awarded	LTIP Payouts ($)	All Other Compensation
Trevor Newton (1)	Director – Chairman,	2024	$–	$–	$–	$–	$–	$–	$115,562
	President, CEO, Secretary	2023	–	–	–	–	–	–	176,197
		2022	–	–	–	–	–	–	144,549

Michael Ranger (2)	Director	2024	$–	$–	$–	$–	$–	$–	$–
		2023	–	–	–	–	–	–	–
		2022	–	–	–	–	–	–	–

Zachary Black (3)	Director	2024	$–	$–	$–	$–	$–	$–	$–
		2023	–	–	–	–	–	–	–
		2022	–	–	–	–	–	–	–

(1)	Trevor Newton was appointed Chairman of the Board of Directors on May 22, 2014.

(2)	Michael Ranger was appointed Director on July 11, 2012

(3)	Zachary Black was appointed Director on January 22, 2023.

Change of Control Remuneration.

The Company had no plans or arrangements with respect to remuneration received, or that may be received by executive officers of the Company in 2025, to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

6.C. Board Practices

The oversight of the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.

6.C.1. Terms of Office.

Refer to Item 6.A.1.

6.C.2. Directors’ Service Contracts.

Mr. Newton, President, CEO, Secretary and Director supervises the Company’s operations. Mr. Newton does not bill the Company for these services, however he does have a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses for December 31, 2024, 2023 and 2022 of $115,562, $176,197 and $144,549, respectively. The agreement does not provide for termination benefits of any kind.

Dr. Ranger, Director, has a service agreement with the Company for his Director services. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. Pursuant to this agreement, the Company recognized no consulting expenses for the years ended December 31, 2024, 2023, and 2022, respectively. The agreement does not provide for termination benefits of any kind.

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

6.D. Employees

The Company utilizes third party consultants and had no full-time employees on December 31, 2024 or during the 2024 fiscal year. It is anticipated that we will need to add managerial, technical and administrative staff in the future in order to realize our business objectives. We currently outsource to outside engineers, geologists and other third-party consultants on an as-needed basis.

6.E. Share Ownership

The table below indicates the ownership of outstanding shares of the Company held by each of our officers and directors as of March 28, 2025 Information relating to ownership of common shares by officers and directors is based upon information furnished by each person.

Beneficial Owner	Shares		Percent of total issued % (1)	Options
Trevor Newton (2)	6,184,358	(3)	30.79%	200,000

Michael Ranger (4)	23,258		0.12%	70,000

Zachary Black	–		–	–

All Executive Officers and Directors as a Group	6,207,616		30.91%	270,000

(1)	Based on 20,085,119 shares of common stock issued and outstanding as of March 28, 2025.
(2)	Mr. Newton was awarded 200,000 and 250,000 stock options at an exercise price of $0.05 on July 1, 2014 and November 12, 2017, respectively. Mr. Newton exercised 240,000 stock options on February 18, 2018 and the remaining 10,000 stock options on April 2, 2020. All remaining stock options are fully vested.
(3)	Includes 4,443,024 common shares held indirectly by Mr. Newton.
(4)	Dr. Michael Ranger was awarded 70,000 stock options to purchase common shares of the Company at an exercise price of $.05 on November 12, 2017, all which are fully vested.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

7.A.1.a. Holdings by Major Shareholders.

The table below indicates the share ownership as of March 28, 2025 of any person or entity that management believes is the beneficial owner of more than 5% of our outstanding common shares.

Major Shareholders	Number of Shares	Beneficial Ownership (%)
T. Newton	6,184,358	30.79%
PetroSteam LLC	2,991,400	14.89%
Patriot Gold Corp.	2,760,260	13.74%

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

None

7.A.1.c. Different Voting Rights.

The Company’s major shareholders do not have different voting rights.

7.A.2 Share Ownership.

On March 28, 2025, the Company had one hundred eighty-three (183) registered shareholders holding 20,085,119 shares. Of these, one hundred forty-nine (149) registered shareholders holding 9,727,280 common shares have addresses in the United States.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bore interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2024, the effective interest rate on these notes payable was 6.45%. The balance of note payable to related parties at December 31, 2024 and 2023 was $9,075 and $9,331, respectively. The Company recognized interest expense of $509, $531 and $353 for the years ended December 31, 2024, 2023 and 2022, respectively, in its Statement of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable bore interest at 10% per annum and was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, a derivative liability of $127,049 was initially recorded (see Note 5 and Note 8). The note was repaid in 2022 and the balance of the note payable, including interest, at December 31, 2022. The Company recognized interest expense of $2,550 for the year ended December 31, 2022 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President, however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $115,562, $176,197 and $144,549 for the years ended December 31, 2024, 2023 and 2022.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board, however, he has a service agreement with the Company, including consulting time and expense reimbursement. For the years ended December 31, 2024, 2023 and 2022, the Company recognized no consulting expenses of $0, $0 and $1,356, respectively.

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

Audited Financial Statements:

Fiscal years ended December 31, 2024, 2023 and 2022.

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

B. Significant Changes

Not Applicable

Item 9. The Offer and Listing

A. Offer and Listing Details

The following tables set forth the price history of the Company’s stock.

1.	Annual high and low market prices for the last five full financial years:

Year	Market Price
	High Price	Low Price
2024	$0.02	$0.004
2023	$0.01	$0.003
2022	$0.03	$0.01
2021	$0.08	$0.01
2020	$0.03	$0.005

2.	High and low market prices for each full financial quarter during the three most recent full financial years:

Financial Quarter		Market Price
Year	Quarter	High Price	Low Price
2024	Fourth Quarter of 2024	$0.02	$0.004
	Third Quarter of 2024	$0.02	$0.004
	Second Quarter of 2024	$0.02	$0.005
	First Quarter of 2024	$0.02	$0.004

2023	Fourth Quarter of 2023	$0.01	$0.003
	Third Quarter of 2023	$0.01	$0.01
	Second Quarter of 2023	$0.01	$0.01
	First Quarter of 2023	$0.01	$0.01

2022	Fourth Quarter of 2022	$0.01	$0.01
	Third Quarter of 2022	$0.02	$0.01
	Second Quarter of 2022	$0.02	$0.01
	First Quarter of 2022	$0.03	$0.01

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

Foreign Currency Sensitivity

While our financial statements are reported in US dollars and are intended to comply with U.S. GAAP requirements, a significant portion of our business operations may be conducted in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 24, 2025, the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.43. This exchange rate is based upon the noon buying rates of the Bank of Canada.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the principal executive officer and the principal financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based upon this evaluation, the principal executive officer and principal financial officer concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission’s (COSO) 2013 Internal Control-Integrated Framework. Based on its assessment as of December 31, 2024, management concluded that our disclosure controls and procedures were effective. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues within the Company have been detected. However, the Company plans to continue to evaluate and work to improve its internal controls in these areas. The Company’s internal controls over financial reporting were effective.

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

Changes in Internal Controls over Financial Reporting

As of December 31, 2024, management assessed the effectiveness of our internal control over financial reporting, and based on that evaluation, they concluded that through December 31, 2024 and to date, the internal controls and procedures were effective. During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure of controls and procedures or internal controls over financial reporting.

We believe that our financial statements contained in our Form 20-F for the twelve months ended December 31, 2024, fairly present our financial position, results of operations and cash flows for the years covered thereby in all material respects. We are committed to improving our financial organization. We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary.

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

There have been no amendments to the Code of Ethics and no waivers of any of its provisions during the year ended December 31, 2024.

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

Item 16C. Principal Accountant Fees and Services

The fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services (including an estimate of year-end audit fees) are set forth below:

	Fiscal year ending December 31, 2024 (1)(2)	Fiscal year ending December 31, 2023 (1)	Fiscal year ending December 31, 2022 (1)
Audit Fees	$20,500	$19,550	$17,000
Audit Related Fees	–	–	–
Tax Fees	–	–	–
All Other Fees	–	–	–
	$20,500	$19,550	$17,000

(1)	As of December 31, 2024, the Company’s Audit Committee did not have a formal documented pre-approval policy for the fees of the principal accountant.
(2)	Estimated to date for the year ended December 31, 2024

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

Item 16H. Mine Health and Safety, Conflict Minerals and Government Payments

Not applicable.

Item 16J. Insider Trading Policies

The Company is committed to maintaining the highest ethical standards in all aspects of its operations, including compliance with insider trading regulations. Currently, we are in the process of finalizing a comprehensive insider trading policy designed to ensure adherence to applicable laws and regulations. We anticipate formally adopting this policy in the coming fiscal year. While no formal policy is in place, we remain committed to maintaining the highest ethical standards to mitigate the risk of unlawful insider trading.

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

STRATA POWER CORPORATION
(Registrant)

Dated: March 31, 2025	By: /s/ Trevor Newton
Trevor Newton
President, Chief Executive Officer,
Secretary and Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Trevor Newton	Director	March 31, 2025
Trevor Newton

/s/ Michael Ranger	Director	March 31, 2025
Michael Ranger

/s/ Zachary Black	Director	March 31, 2025
Zachary Black

Strata Power Corporation

Financial Statements

December 31, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Strata Power Corporation

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Strata Power Corporation (“the Company”) as of December 31, 2024 and 2023, and the related statements of operations and comprehensive income (loss), changes in stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company had an accumulated deficit and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company’s auditor since 2017.

Spokane, Washington

March 31, 2025

STRATA POWER CORPORATION

BALANCE SHEETS

(Expressed in US Dollars)

	December 31,
	2024	2023
ASSETS
Current assets
Cash	$15,785	$54,009
GST receivables	23,936	19,191
Royalty receivables	18,002	22,047
Prepaid expenses	8,571	7,064
Total current assets	66,294	102,311

Reclamation deposits	99,873	103,227

Total assets	$166,167	$205,538

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities
Accounts payable and accrued liabilities	$668	$43,007
Accounts payable and accrued liabilities - related party	38	–
Notes payable, net of debt discount	9,075	9,331
Derivative liabilities	15,169	15,526
Total current liabilities	24,950	67,864

Deferred revenue - royalty agreement (Note 8)	300,000	300,000
Asset retirement obligation	67,857	73,711
Total long-term liabilities	367,857	373,711

Total liabilities	392,807	441,575

Commitments and Contingencies	–	–

Stockholders' equity (deficit)
Preferred stock: no par value, unlimited shares authorized and none issued	–	–
Common stock: no par value, unlimited shares authorized; 20,085,119 shares issued and outstanding at December 31, 2024 and 2023, respectively	–	–
Additional paid-in capital	23,404,083	23,404,083
Common shares to be issued	5,000	5,000
Accumulated deficit	(23,229,914)	(23,241,149)
Accumulated other comprehensive income	(405,809)	(403,971)
Total stockholders' equity (deficit)	(226,640)	(236,037)

Total liabilities and stockholders' equity (deficit)	$166,167	$205,538

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Expressed in US Dollars)

	For the years ended December 31,
	2024	2023	2022
Operating Income:
Royalty income	$135,006	$199,435	$398,427

Operating Expenses:
Professional fees	12,399	28,740	30,687
Office and sundry	389	799	632
Consulting fees	115,562	180,097	140,806
Transfer agent fees	2,527	2,374	552
Accretion expense	–	–	16,308
Oil & gas properties expense	25,907	22,689	22,263
Total operating expenses	156,784	234,699	211,248

Other income (expense):
Interest income	5,093	4,861	1,799
Other income	33,633	724	143,950
Amortization of debt discount	–	–	(51,000)
Interest expense	(509)	(618)	(2,903)
Foreign exchange gain (loss)	(4,329)	4,702	3,380
Change in fair value of derivative liability	(875)	(683)	195,252
Total other income (expense)	33,013	8,987	290,478

Net income (loss)	11,235	(26,277)	477,657

Other comprehensive income (loss)
Foreign currency translation adjustment	(1,838)	(769)	2,353
Comprehensive income (loss)	$9,397	$(27,046)	$480,010

Earnings per common share (Note 3)
Basic	$0.00	$(0.00)	$0.02
Diluted	$0.00	$(0.00)	$0.02
Weighted average number of shares outstanding:
Basic	20,085,119	20,085,119	20,085,119
Diluted	20,085,119	20,085,119	20,085,119

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

(Expressed in US Dollars)

	Common Stock Shares	Additional Paid-in Capital	Common Shares to be Issued	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance December 31, 2021	20,085,119	$23,404,083	$5,000	$(23,692,529)	$(405,555)	$(689,001)

Net income and comprehensive income	–	–	–	477,657	2,353	480,010

Balance December 31, 2022	20,085,119	$23,404,083	$5,000	$(23,214,872)	$(403,202)	$(208,991)

Net loss and comprehensive loss	–	–	–	(26,277)	(769)	(27,046)

Balance December 31, 2023	20,085,119	$23,404,083	$5,000	$(23,241,149)	$(403,971)	$(236,037)

Net loss and comprehensive loss	–	–	–	11,235	(1,838)	9,397

Balance December 31, 2024	20,085,119	$23,404,083	$5,000	$(23,229,914)	$(405,809)	$(226,640)

The accompanying notes are an integral part of these financial statements.

STRATA POWER CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in US Dollars)

	For the years ending December 31,
	2024	2023	2022
Cash flows from operating activities
Net income (loss)	$11,235	$(26,277)	$477,657
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Accrued interest	509	531	2,903
Accretion expense	–	–	16,308
Amortization of debt discount	–	–	51,000
Change in fair value of derivative liabilities	875	683	(195,252)

Change in assets and liabilities
GST receivable	(4,745)	(9,862)	(6,881)
Royalty receivable	4,045	17,531	(19,959)
Prepaid expenses	(1,507)	3,633	(6,591)
Accounts payable and accrued liabilities	(42,338)	8,745	7,716
Accrued liabilities – related party	38	(15,956)	(21,907)
Asset retirement obligation	–	–	(143,950)
Net cash provided by (used in) operating activities	(31,888)	(20,972)	161,044

Cash flows from investing activities
Reclamation Deposits	(5,088)	(4,861)	(1,798)
Net cash used in investing activities	(5,088)	(4,861)	(1,798)

Cash flows from financing activities
Payments on convertible note	–	–	(78,209)
Net cash used in financing activities	–	–	(78,209)

Foreign exchange effect on cash	(1,249)	(1,063)	(7,828)
Net increase (decrease) in cash	(38,225)	(26,896)	73,209
Cash, beginning balance	54,009	80,905	7,696
Cash, ending balance	$15,784	$54,009	$80,905

Supplemental disclosure of cash paid for:
Interest	$–	$–	$–
Income taxes	$–	$–	$–

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

As of December 31, 2024, the Company has a 50% interest in 7 oil sands leases, totaling 8,704 hectares, all located in the Peace River oil sands area. In addition, the Company has a royalty interest in 10 oil sands leases and owns 1 non-producing well.

NOTE 2.     ABILITY TO CONTINUE AS A GOING CONCERN

As shown in the accompanying financial statements, the Company has realized some revenue from its present operations. During the year ended December 31, 2024, the Company had net income of $11,235, primarily due to a decrease in royalty income that was offset by a decrease in consulting fee expense and professional fees. The Company had cash flows used in operations of $31,888 and it is possible that the Company will incur negative operating cash flows in the future. The Company has an accumulated deficit of $23,229,914 at December 31, 2024. These conditions raise substantial doubt regarding the Company’s ability to continue as a going concern. The financial statements have been prepared on a going concern basis, which contemplates realization of assets and liquidation of liabilities in the ordinary course of business.

The Company's ability to continue as a going concern is dependent on its ability to develop its oil and gas properties and ultimately achieve profitable operations, and to generate sufficient cash flow from financing and operations to meet its obligations as they become payable. The Company expects that it will need approximately $225,000 to fund its operations during the next twelve months, which will include minimum annual property lease payments, expected exploration expenditures for permitting and drilling, as well as operating expenses. Management has plans to seek additional capital through a private placement of its common stock. Although there are no assurances that management’s plans will be realized, management believes that the Company will be able obtain sufficient capital to continue operations in the next 12 months. Accordingly, no adjustment relating to the recoverability and classification of recorded asset amounts and the classification of liabilities has been made to the accompanying financial statements in anticipation of the Company not being able to continue as a going concern.

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

Concentration of Revenue

For the year ended December 31, 2024, the Company had a concentration of revenue related to a single royalty contract, accounting for 100% of total revenue. The loss of this contract would have a material adverse effect on future operating results. As of December 31, 2024, 100% of royalty receivables related to this contract.

Oil and Gas Property Payments and Exploration Costs

All costs incurred in the acquisition, exploration and development of natural gas and oil interests are capitalized as incurred. Capitalized costs associated with proven properties are amortized using the units-of-production method over the estimated life of the probable reserve. Capitalized costs associated with unproved properties are excluded from the amortization calculations and assessed, at least annually, to determine if impairment has occurred, until such time as those costs are proven. Impairment amounts are immediately expensed and no costs have been capitalized through December 31, 2024.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents. The Company maintains cash and cash equivalent balances with financial institutions that may exceed federally insured limits. There were no cash equivalent balances for the years ended December 31, 2024 or 2023.

GST Receivables

Goods and Services Tax (GST) receivables are presented net of an allowance for doubtful accounts. Receivables consist of goods and services input tax credits. The allowance for doubtful accounts on GST receivables was $nil at December 31, 2024 and 2023.

Royalties Receivables

Royalties Receivables consist of amounts due from an unrelated third party related to three oil sands leases that the Company sold and retained a 2.5% gross overriding royalty on all petroleum substances produced from the leases (see Note 4). An allowance for uncollectible receivables is based upon the amount of losses expected to be incurred in the collection of these royalties pursuant to the guidance outlined in ASU 2016-13, Financial Instruments – Credit Losses (ASC 326). This pronouncement replaces the former incurred loss methodology with an expected credit loss methodology that requires consideration of a broader range of information to estimate expected losses over the lifetime of the asset. Management’s evaluation process used to determine the appropriateness of the allowance is complex and requires the use of estimates, assumptions and judgements which are inherently subject to high uncertainty. The estimated losses are calculated based upon a review of the outstanding receivables, including the age of the receivable, historical collection experience and as applicable, current conditions and forecasts that affect collectability. The estimate could require a change based on changing circumstances, including changes in the economy or changes specifically related to the owner of the leases. Specific receivables are written off against the allowance when management determines the account is uncollectible. The allowance for uncollectible receivables was $0 as of December 31, 2024 and 2023.

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

Asset Retirement Obligations

In accordance with ASC 410, Asset Retirement and Environmental Obligations, the fair value of an asset retirement cost, and corresponding liability, should be recorded as part of the cost of the related long-lived asset and subsequently allocated to expense using a systematic and rational method. The Company has recorded an asset retirement obligation at December 31, 2024 and 2023 (Note 7) to reflect its legal obligations related to future abandonment of its oil and gas interests using estimated expected cash flow associated with the obligation and discounting the amount using a credit-adjusted, risk-free interest rate. At least annually, the Company will reassess the obligation to determine whether a change in any estimated obligation is necessary. The Company will evaluate whether there are indicators that suggest the estimated cash flows underlying the obligation have materially changed. Should those indicators suggest the estimated obligation has materially changed the Company will accordingly update its assessment. The liability accretes until the Company settles the obligation.

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

Stock-Based Compensation

In accordance with ASC 718, “Compensation – Stock Compensation” (“ASC 718”), which was adopted as of January 1, 2019, the Company measures all employee stock-based compensation awards, including grants of employee stock options, using a fair value method on the date of grant and recognizes such expense in its financial statements over the requisite service period. The Company uses the Black-Scholes pricing model to determine the fair value of stock-based compensation awards on the date of grant. The Black-Scholes pricing model requires management to make assumptions regarding option lives, expected volatility, and risk-free interest rates. The fair value of the equity instrument is charged directly to compensation expense and credited to additional paid-in capital over the period during which services are rendered.

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

Earnings (Loss) Per Share of Common Stock

Basic earnings (loss) per share of common stock is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share of common stock reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Dilutive potential common shares are calculated in accordance with the treasury stock method, which assumes that proceeds from the exercise of all warrants and options are used to repurchase common stock at market value. The number of shares remaining after the proceeds are exhausted represents the potentially dilutive effect of the securities. For the years ended December 31, 2024 and 2023, all of the outstanding options and warrants had an exercise price above the average stock price for year-end period. Accordingly, all of the potentially dilutive shares were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s income (loss) from continuing operations.

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

Determining which category an asset or liability falls within the hierarchy requires significant judgment. Hierarchy disclosures are evaluated at each balance sheet date. Liabilities measured at fair value are summarized as follows as of:

	Fair Value Measurement at		Fair Value Measurement at
	December 31, 2024		December 31, 2023
	Using		Using
	Level 3	Total	Level 3	Total

Derivative liabilities	$15,169	$15,169	$15,526	$15,526
Asset Retirement Obligation (see Note 7)	67,857	67,857	73,711	73,711

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

New Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07 “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU 2023-07 is effective for annual reporting periods beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. The Company adopted this ASU, effective for the year ended December 31, 2024. The adoption has no impact on the Company’s financial position, results of operations or cash flow, but has resulted in new footnote disclosure. See Note 13 for details on Segment Reporting.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company adopted ASU 2020-06 beginning with the fiscal year starting on January 1, 2024. The adoption of ASU 2020-06 did not have an impact on its consolidated financial statements and related disclosures.

The Company has implemented all new accounting pronouncements that are in effect. These pronouncements did not have any material impact on the financial statements unless otherwise disclosed, and the Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 4. ROYALTY INTEREST

Pursuant to the Purchase and Sale Agreement with an unrelated third party dated May 2019, in which the Company sold three oil sands leases located in the southeast portion of the Peace River oil sands area, the Company retained a 2.5% gross overriding royalty on all petroleum substances produced from the leases. For the years ended December 31, 2024 and 2023, the Company earned royalties of $135,006 and $199,435, respectively. The royalty receivables as of December 31, 2024 and 2023 were $18,002 and $22,047, respectively.

NOTE 5. DERIVATIVE LIABILITIES

Derivative liabilities consist of common stock warrants with an exercise price in a different currency than the Company’s functional currency. In addition, the Company identified embedded derivatives related to a convertible promissory note issued in 2021 (see Note 8). These embedded derivatives include certain conversion features. The derivative liabilities are accounted for as separate liabilities measured at their respective fair values as follows:

Balance, December 31, 2022	$14,690
Change in fair value of derivative liabilities	683
Foreign exchange effect on derivative liability	153
Balance, December 31, 2023	15,526
Change in fair value of derivative liabilities	875
Foreign exchange effect on derivative liability	(1,232)
Balance, December 31, 2024	$15,169

The fair value of the derivative liabilities has been determined using the Black-Scholes option pricing model using the following range of assumptions:

	2024	2023	2022
Volatility	622.8%	451.9%	322.4%
Expected life	7.6 to 9.13 years	0.13 to 9.42 years	0.41 to 9.99 years
Risk-free interest rate	2.87% - 3.23%	3.09% - 3.88%	3.27% - 4.06%
Dividend yield	0.00%	0.00%	0.00%

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

NOTE 7. ASSET RETIREMENT OBLIGATIONS

During 2007, the Company drilled four wells on its Peace River Property, one of which was abandoned. Total future asset retirement obligations for the remaining three wells were estimated by management based on the Company’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred in future periods. The Company estimated the net present value of its total asset retirement obligations to be approximately $214,960 at December 31, 2021, based on an undiscounted total future liability of $225,229 (CDN$293,000). In 2022, the Company transferred its rights and interest in two of the three wells to an unrelated third party, who has assumed all reclamation obligations related to these wells. As a result, the Asset Retirement Obligation has been reduced to reflect the estimated liability at December 31, 2022 for the remaining well of $71,975, with the difference of $143,950 recorded in Other Income. As of December 31, 2024, the estimated liability for the Asset Retirement Obligation is $67,857.

Reclamation expenses for the remaining well are expected to be incurred between 2025 and 2030. The Company used a credit adjusted discount rate of 10% per annum and an inflation rate of 2% to calculate the present value of the asset retirement obligation. Accretion expense of $0, $0 and $16,308 for the years ended December 31, 2024, 2023 and 2022, respectively, has been recorded in the Statements of Operations and Comprehensive Income (Loss). The Company is currently in the process of carrying out abandonment and remediation of its well. Portions of this process have been funded through the federal Site Rehabilitation Program. The actual Asset Retirement Obligation costs on this well could be substantially lower than its current value but the actual amount cannot be reasonably estimated at this time.

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

Notes payable to related party

In December 2015, the Company borrowed $6,553 ($9,000 Canadian) under a note agreement with related parties. The lenders were related parties through an immediate family relationship with officers or directors of the Company and a common director. The note payable bears interest at the Bank of Canada Prime rate plus 1%. The Company could repay the loan and outstanding interest thereon by giving notice to the lender 15 days prior to the anticipated repayment. At December 31, 2024, the effective interest rate on this note payable was 6.45%. The balance of note payable, including interest, to related parties at December 31, 2024 and 2023 was $9,075 and $9,331, respectively. The Company recognized interest expense of $509, $531 and $353 for the years ended December 31, 2024, 2023 and 2022, respectively, in its Statements of Operations and Comprehensive Income (Loss).

In 2021, the Company borrowed $72,000 under a note agreement with a related party. The note payable was repaid in 2022 and bore interest at 10% per annum. The note was convertible into restricted common shares at $0.01 per share or the most recent 30-day volume-weighted moving average of the published share price, discounted by 40%, whichever is higher. Due to the variability of the conversion rate, an embedded derivative was identified. The Company recorded the fair value of the derivatives as of the inception date of the convertible note, which was determined to be $127,049. The initial fair value of the embedded debt derivative was allocated as a debt discount up to the face value of the note ($72,000), with the remaining $55,049 recognized as a loss on issuance of convertible note. The debt discount was amortized until its repayment in 2022 and $51,000 of amortization expense was recognized in for the year ended December 31, 2022. The balance of the note payable, including interest, at December 31, 2024 and 2023 was $0. The Company recognized interest expense of $2,550 for the year ended December 31, 2022 in its Statements of Operations and Comprehensive Income (Loss).

Consulting fees

Mr. Newton is the President and a member of the Board of Directors of the Company. Mr. Newton does not bill the Company for his services as President; however, he has a service agreement with the Company. Pursuant to this agreement, the Company recognized consulting expenses of $115,562, $176,197 and $144,549 for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, there were no consulting expenses included in Accounts payable and accrued liabilities – related party.

Dr. Michael Ranger is a member of the Board of Directors of the Company. Dr. Ranger does not receive compensation for his services as a member of the board; however, he has a service agreement with the Company, including consulting time and expense reimbursement. The Company incurred no consulting expenses related to this agreement for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, there were no consulting expenses included in Accounts payable and accrued liabilities – related party.

NOTE 9. SHARE CAPITAL

Pursuant to its articles of incorporation, the Company has an unlimited number of common stock shares available for issuance with no par value. As of December 31, 2024, the Company had 20,085,119 shares of common stock outstanding and an additional 91,000 shares of common stock to be issued in connection with the exercise of warrants and options.

The following table summarizes warrant activity during the years ended December 31, 2024, 2023 and 2022.

	Number of Warrants	Weighted Average Exercise Price	Warrants Exercisable	Weighted Average Exercise Price
Outstanding December 31, 2021	1,896,071	2.46	1,896,071	2.46
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2022	1,896,071	2.46	1,896,071	2.46
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2023	1,896,071	2.46	1,896,071	2.46
Issued	–
Canceled / exercised	–
Expired	–
Outstanding December 31, 2024	1,896,071	$2.46	1,896,071	$2.46

The following tables summarizes outstanding warrants as of December 31, 2024:

	Warrants Outstanding
Range of Exercise Price	Number of Warrants	Weighted Average Exercise Price	Remaining Contractual Life (yrs)
$1.00 - $22.50	1,896,071	$2.46	7.45 – 9.13

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

As of December 31, 2024, there were 11,910,000 shares available for grant.

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

In June 2016, the 2006 Plan expired so that no common stock options may be issued under this Plan.

Stock Option Activity

Activity under the 2016 and 2006 Plan is summarized as follows:

	Number of Stock Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance December 31, 2021	437,000	$0.79	2.87	0.00
Option granted	–	$–
Options cancelled	(70,000)	$0.62
Options exercised	–	$–
Balance December 31, 2022	367,000	$0.85	2.24	0.00
Option granted	–	$–
Options cancelled	(30,000)	$0.62
Options exercised	–	$–
Balance December 31, 2023	337,000	$0.85	1.24	0.00
Option granted	–	$–
Options cancelled	(247,000)	$1.24
Options exercised	–	$–
Balance December 31, 2024	90,000	$0.05	2.87	0.00

Exercisable at December 31, 2024	90,000	$0.05	2.87	0.00

All outstanding and exercisable common stock options at December 31, 2024 are issued under the 2016 Plan with an exercise price of $0.05 per share.

As of December 31, 2024, 2023 and 2022, there was no unrecognized compensation cost related to all options granted and outstanding.

NOTE 11. INCOME TAXES

The tax effects of temporary differences that give rise to the Company’s deferred tax assets are as follows:

	2024	2023	2022
Loss carryforwards	$698,900	$755,500	$783,500
Oil & Gas properties	1,726,900	1,784,800	1,742,800
Asset retirement obligation	175,700	175,700	175,700
Deferred tax asset	2,601,500	2,716,000	2,702,000

Less valuation allowance	(2,601,500)	(2,716,000)	(2,702,000)
Deferred tax asset recognized	$–	$–	$–

Upon continuation to Canada in 2004, all losses carried forward at that time expired. As of December 31, 2024, the Company had net Canadian operating loss carryforwards of approximately $2.8 million available to offset future taxable income. The carry-forwards began expiring in 2014 and unless utilized will continue to expire. The Company also has approximately $6.9 million in Canadian oil and gas dedication pools that can be used to offset income of future periods. The amount of oil and gas dedication pools available for deduction in any year may be limited to 30% of the amount available.

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgment about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income. During the years ended December 31, 2024, 2023 and 2022, changes in valuation allowance were $(114,500), $14,000, and $(203,400), respectively.

The (benefit) provision for income taxes differs from the amount of income tax determined by applying the applicable Canadian statutory federal income tax rate to pre-tax income loss as a result of the following differences:

	2024	2023	2022
Statutory federal income tax rate	-25%	-25%	-25%
Change in valuation allowance	-4%	1%	-8%
Non-deductible change in fair value of derivative liability	8%	-3%	-41%
Non-deductible accretion expense	0%	0%	-3%
Effect of foreign exchange	23%	27%	77%
	0%	0%	0%

The Company has evaluated its tax positions for the years ended December 31, 2024, 2023 and 2022 and determined that it has no uncertain tax positions requiring financial statement recognition. Under ASC 740-10-25, the impact of an uncertain income tax position on income tax expense must be recognized at the largest amount that is more-likely-than-not to be sustained. An uncertain income tax position will not be recognized if it has 50% or less likelihood of being sustained.

Interest and penalties are accrued on uncertain tax positions as a component of the provision for income taxes. There was no amount of interest and penalties recognized as an expense during 2024, 2023 and 2022.

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

NOTE 13 – SEGMENT REPORTING

ASC Topic 280, “Segment Reporting” establishes the standards for reporting information about operating segments on a basis consistent with the Company’s internal organization structure as well as information about services categories, business segments and major customers in financial statements. The Company is managed as one operating unit, rather than multiple reporting units, for internal reporting purposes and for internal decision-making and discloses its operating results in a single reportable segment. The Company’s chief operating decision maker (“CODM”), represented by the Company’s Chief Executive Officer and President, reviews financial information and assesses the operations of the Company in order to make strategic decisions such as allocation of resources and assessing operating performance.

NOTE 14. SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.

